Form 10-K, Exhibit 13
period 1993-10-31
ESTERLINE TECHNOLOGIES CORP
filed 1994-01-31
CIK 33619

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


The following commentary discusses the Company's operations for the fiscal years ended October 31, 1993 and 1992 and its financial condition at the end of fiscal 1993.

1993 FISCAL YEAR

Sales in 1993 were $285 million, compared with $305 million in 1992. The $20 million decrease is almost equally divided between two business segments:
Aerospace and Defense Group, and Instrumentation Group. Sales in the Automation Group increased $3 million over 1992, from $91 million to $94 million. Aerospace and Defense Group sales decreased 11% from 1992, from $111 million to $99 million. The commercial aircraft and defense markets served by this group faced significant downturns during the year, resulting in the sales decreases. Sales in the Instrumentation Group (which decreased 10% from 1992, from $102 million to $92 million) also were affected by the commercial aircraft market as well as reduced capital spending by industrial and utilities customers for the types of products produced by the group operating units. The Company does not expect a strong upturn in any of its markets in the near future.

         In the Automation Group, some market improvement together with new products produced the increased sales. However, orders in the group's drilling machine operation have fallen off significantly in recent months, presenting a cloudy outlook for early fiscal 1994.

         Including exports, sales to foreign buyers as a percent of total 1993 sales remained approximately level with the prior year at 31%.

         A net loss of $25.6 million, or $3.90 per share, was reported for 1993, resulting from a fourth quarter after-tax restructuring charge of $27.2 million ($40.6 million before tax). Without the restructuring charge the Company's net earnings for the year would have been $1.6 million, or $.24 per
share.   In the prior year, net earnings were $5.1 million, or $.76 per share.

         The objective of the restructuring plan is to strengthen the Company for long-term growth and permit management to focus on operations with strong market positions. It is an extension of the Company's efforts to meet market conditions in an effective manner and structure operations to maintain profitability. The continuing weakness in capital goods markets served by the Company together with a drop in the commercial aircraft industry and shrinking defense budgets caused management to make the restructuring plan effective in the fourth quarter of 1993.


         The plan contemplates a number of actions including either sale or shutdown of certain small operations with weak market potential. These operations represented approximately 10% of the Company's fiscal 1993 sales. Other items include write-off of intangible assets, anticipated losses on the sale of vacant facilities, employee severance, and consolidation of
facilities for increased efficiency.   The restructuring provision is based on
management's current best estimate of the effects of the contemplated actions. On a pretax basis, $21.1 million of the restructuring charge related to the Aerospace and Defense Group, $8.9 million to the Instrumentation Group and $8.4 million to the Automation Group.

         Company-wide backlog at October 31, 1993 was $74 million compared with $97 million the prior year. The decrease was primarily in the Aerospace and Defense Group and was due to the timing of the release of orders by customers together with the downturn in the commercial aircraft and defense markets. Automation Group backlog was also somewhat lower than a year ago due to recent low order levels for printed circuit board drilling machines. Of the year-end backlog, $14 million is scheduled to be shipped after fiscal 1994.

         Gross margin as a percent of sales remained approximately level from 1992 (38% in 1993 and 39% in 1992) despite reduced sales. This was the result of significant cost containment efforts throughout the Company. Gross margin percentages increased in the Automation Group and decreased in the Aerospace and Defense and Instrumentation Groups. In 1993, group margins ranged from 37% to 40%, compared with 35% to 40% in the prior year.

         Research, development and engineering costs increased slightly to $14 million in 1993 from $13.4 million the prior year, reflecting Esterline's continued commitment to strong product development programs.

         Although selling, general and administrative expenses decreased by $2 million from 1992 to 1993, they increased as a percent of sales from 33.5% to 35.3%. The Company has continued its emphasis on sales and marketing despite decreased sales volumes in some segments.

         Operating earnings, prior to the restructuring charge, decreased overall from $23.3 million in 1992 to $16.1 million in 1993. The decrease was primarily due to lower sales volumes in the Aerospace and Defense and Instrumentation Groups and the resultant reduced profitability levels. Operating earnings in the Aerospace and Defense Group decreased by 51%, from $14.9 million in 1992 to $7.3 million, and Instrumentation Group earnings dropped to $900,000 from $7.5 million in 1992. In the Automation Group, operating earnings increased from $1 million in 1992 to $7.9 million in 1993 based on some market improvement and increased sales coupled with significant cost reductions at a key operation.

         Net interest expense decreased from $7.2 million in 1992 to $6.3 million in 1993 due to the reduced debt level.

         A net tax benefit of $12.4 million was recorded in 1993 compared to a $3.1 million expense recorded in 1992. The current year net benefit reflects an estimated $13.4 million realizable tax benefit from restructuring. (See Financial Condition, below.)

1992 FISCAL YEAR

Sales in 1992 were $305 million, compared with $351 million in 1991. Approximately three-fourths of the decrease was attributable to the Automation Group, where depressed business levels continued, resulting in sales of fewer units and competitive pricing. This group's fiscal 1992 sales decreased 27% from 1991, from $125 million to $91 million. The sale of substantially all of the assets of Hollis Automation Co. in the second quarter of fiscal 1992 (an Esterline subsidiary which was not significant to the Company in terms of operations or financial condition) accounted for less than one-third of the decrease in group sales. The capital equipment markets served by this group, particularly the electronics segment, had been depressed for several years. Although improvements were noted toward the end of fiscal 1992 and year-end backlog was more than 50% above October 1991, the Company believed a near-term return to pre-recession sales levels in this group was unlikely. In the Instrumentation Group, 1992's sales declined 9%, as this group also was affected by the economy and depressed capital equipment markets. Sales in the Aerospace and Defense Group were virtually level compared with the prior year, reflecting stability in the markets served by this group. However, uncertainties in the commercial aerospace and defense industries continued to cloud the outlook somewhat. Company-wide backlog at October 31, 1992 was $97 million, compared with $83 million a year ago. Of the $97 million, $8.5 million was expected to be filled after fiscal 1993.

         Including exports, sales to foreign buyers in 1992 as a percent of total sales were approximately level with the prior year at 31%. The continued soft European market was offset by a weaker U.S. dollar, making prices on U.S. goods more attractive overseas.

         The Company's gross margin percentage remained approximately level from 1991 to 1992 at 39%, reflecting the significant cost containment efforts, internal efficiency improvements and work force reductions undertaken to compensate for lower sales volumes and competitive pressures. On a segment basis, margin percentages decreased in the Automation Group, held level in the Aerospace and Defense Group, and increased slightly in the Instrumentation Group.

         The Company remained committed to new product development and to the enhancement of existing products and product lines. Though fiscal 1992 research, development and engineering expenditures of $13.4 million were down from 1991's $16.6 million, management believes these efforts were more efficient in the 1992 year. Also, research, development and engineering expenditures were reduced by the sale of Hollis Automation discussed above. Research, development and engineering expenditures in 1992 were level with 1991 in the Aerospace and Defense Group, and lower in both the Automation and Instrumentation Groups.

         Selling, general and administrative expenses decreased nearly $10 million in 1992, from $112 million in the prior year, primarily due to reduced selling expenses in support of lower sales volumes. Cost savings resulted from the Company's continued emphasis on operating efficiencies, including resizing of operations to meet lower demand. As a result, selling, general and administrative expenses as a percent of sales increased only slightly to 33.5%, compared with 31.9% in 1991.

         Earnings from operations were $23 million in 1992 compared with $33 million in 1991. The decrease was primarily in the Automation Group, where earnings decreased from $6.4 million in 1991 to $1.0 million in 1992, reflecting the decline in group sales. Earnings in the Aerospace and Defense Group were slightly lower than the prior year while in the Instrumentation Group, earnings declined $2.3 million (23%) as a result of lower sales.

         Net interest expense decreased by $5.5 million, from $12.7 million in 1991 to $7.2 million in 1992. This savings was due to progressively decreasing debt balances throughout the year, and an overall reduction in interest rates of approximately two percentage points.

         The effective income tax rate was 37.5% in 1992 compared to 38.8% in 1991. This slight decrease was due primarily to the availability of offsets to foreign tax liabilities.

FINANCIAL CONDITION

Debt at October 31, 1993 totaled $74.5 million, down from $81.8 million at October 31, 1992. The reduction was financed by cash generated from operations. The year-end debt-to-equity ratio was 1.3:1, up from 1.1:1 at the end of last year due to the effect of the restructuring charge on shareholders' equity. During 1993, the Company continued its policy of retaining all internally generated funds to support operations and to retire debt.

         Effective October 31, 1993, certain covenants and compliance ratios covering both the Company's credit facility with a group of banks and the 8.75% senior notes were amended to accommodate the restructuring charge. The revolving portion of the credit facility was simultaneously reduced from $75 million to $35 million. There was no borrowing under the revolving credit facility at October 31, 1993, although a $6.6 million term loan with the same group of banks remained payable at $2.5 million per quarter.

         Working capital at the end of 1993 totaled $9.1 million, down from $21.7 million at the end of 1992, reflecting the accrued liability portion of the restructuring charge partially offset by the deferred tax asset. Also, trade receivables and inventories decreased from 1992 by $4.3 and $4.8 million, respectively. These decreases were due primarily to lower sales levels in the current year.

         No significant funds requirement is anticipated as a result of the Company's restructuring plan. Proceeds from liquidation of assets are anticipated to cover out-of-pocket restructuring costs.

         Total available funds at October 31, 1993 consisted of cash and equivalents of $3.2 million and approximately $34 million available under short-term commitments with domestic and foreign banks. Capital expenditures were $9.6 million in 1993 and are expected to approximate $10 million in 1994.

         During 1993, the Company adopted SFAS 109, "Accounting for Income Taxes", with no material effect on the financial statements. Under this standard a net deferred tax asset was recorded as a result of the fourth quarter restructuring. This asset will be realized in the form of tax deductions when the anticipated restructuring steps are taken and sufficient profitability is achieved.

         Also during 1993, the Company adopted SFAS 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions", and SFAS 112, "Employer's Accounting for Postemployment Benefits", with no material effect.

SELECTED FINANCIAL DATA




In thousands, except per share amounts, for the years ended October 31,

                                               1993           1992          1991           1990           1989
OPERATING RESULTS
Net sales                                $  285,152      $ 304,827     $ 350,934      $ 389,109      $ 284,189
Cost of sales                               175,568        187,235       214,415        241,235        170,424
Selling, general and administrative         100,669        102,202       111,858        118,618         96,557
Restructuring provision                      40,626            ---           ---            ---            ---
Interest expense, net                         6,324          7,246        12,709         17,350          3,505
Income tax expense (benefit)                (12,400)         3,050         4,637          4,848          5,834
Earnings (loss) before extraordinary item   (25,635)         5,094         7,315          7,058          7,869
Extraordinary item                              ---            ---           ---            ---            723
Net earnings (loss)                         (25,635)         5,094         7,315          7,058          8,592
Per Share
    Earnings (loss) before extraordinary
      item                                    (3.90)           .76          1.12           1.08            .94
    Extraordinary item                          ---            ---           ---            ---            .09
    Net earnings (loss)                       (3.90)           .76          1.12           1.08           1.03

FINANCIAL STRUCTURE
Total assets                              $ 205,672      $ 232,024     $ 256,384      $ 289,667      $ 304,162
Long-term debt, net                          62,267         68,622        87,011         99,393        110,010
Shareholders' equity                         55,323         82,622        77,377         71,441         62,759
Average number of shares outstanding          6,579          6,667         6,543          6,535          8,364


MARKET PRICE OF ESTERLINE COMMON STOCK
Principal Market--New York Stock Exchange

For the years ended October 31,

                                                                  1993                             1992
QUARTER                                                   High            Low             High             Low
First                                                  $ 13.00        $  9.63          $ 16.88         $ 10.00
Second                                                   11.88           8.50            17.38            9.75
Third                                                    10.00           7.63            11.00            7.50
Fourth                                                    8.63           7.50            10.25            8.13



         At October 31, 1993, there were approximately 1,300 holders of record of the Company's common stock. Certain of the Company's financing arrangements impose restrictions on the payment of dividends. (See Note 4 of Notes to Consolidated Financial Statements.)

CONSOLIDATED STATEMENT OF OPERATIONS

In thousands, except per share amounts, for the years ended October 31,

                                                                         1993         1992         1991
Net Sales                                                              $285,152     $304,827     $350,934
Costs and Expenses
     Cost of sales                                                      175,568      187,235      214,415
     Selling, general and administrative                                100,669      102,202      111,858
     Restructuring provision                                             40,626         ---          ---
     Interest expense, net                                                6,324        7,246       12,709
                                                                       --------     --------     --------
                                                                        323,187      296,683      338,982
                                                                       --------     --------     --------
Earnings (Loss) before income taxes                                     (38,035)       8,144       11,952
Income tax expense (benefit)                                            (12,400)       3,050        4,637
                                                                       --------     --------     --------
Net Earnings (Loss)                                                    $(25,635)    $  5,094     $  7,315
                                                                       ========     ========     ========
Net Earnings (Loss) Per Share                                          $  (3.90)    $    .76     $   1.12
                                                                       ========     ========     ========


See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET




In thousands, October 31,

                                                                1993         1992
ASSETS
Current Assets
     Cash and equivalents                                   $  3,218     $  3,117
     Accounts receivable, net of allowances of
     $2,417 and $2,314 for doubtful accounts                  45,778       50,127
     Inventories                                              38,430       43,220
     Deferred income taxes                                     7,882
     Prepaid expenses                                          1,838        1,841
                                                            --------     --------

             Total Current Assets                             97,146       98,305

Property, Plant and Equipment
     Land                                                      4,833        6,905
     Buildings                                                44,317       49,365
     Machinery and equipment                                  91,741       90,418
                                                            --------     --------
                                                             140,891      146,688
     Accumulated depreciation                                 84,326       74,866
                                                            --------     --------
                                                              56,565       71,822

Cost in Excess of Net Assets Acquired                         23,802       26,913
Intangibles and Other                                         23,679       34,984
Deferred Income Taxes                                          4,480          ---
                                                            --------     --------

                                                           $ 205,672    $ 232,024
                                                           =========    =========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                                                 $ 14,647     $ 17,210
     Accrued liabilities                                                                60,063       43,225
     Notes payable                                                                       5,157        2,843
     Current maturities of long-term debt                                                7,062       10,319
     Federal and foreign income taxes                                                    1,153        2,987
                                                                                      --------     --------
            Total Current Liabilities                                                   88,082       76,584

Long-Term Debt, net of current maturities                                               62,267       68,622

Deferred Income Taxes                                                                    ---          4,196

Shareholders' Equity
     Common stock, par value $.20 per share,
            authorized 30,000,000 shares, issued and
            outstanding 6,512,641 and 6,506,789 shares                                   1,302        1,301
     Capital in excess of par value                                                     10,482       10,480
     Retained earnings                                                                  47,388       73,023
     Cumulative translation adjustment                                                  (3,849)      (2,182)
                                                                                      --------     --------
            Total Shareholders' Equity                                                  55,323       82,622
                                                                                      --------     --------
                                                                                      $205,672     $232,024
                                                                                      ========     ========


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS


In thousands, for the years ended October 31,

                                                                               1993         1992       1991

Cash Flows Provided (Used) by Operating Activities
    Net earnings (loss)                                                      $(25,635)    $  5,094    $  7,315
    Restructuring provision                                                    40,626         ---         ---
    Depreciation and amortization                                              19,259       19,823      19,145
    Deferred income taxes                                                     (16,558)         331       1,207
    Working capital changes
         Accounts receivable                                                    3,432        3,584      11,499
         Inventories                                                            1,817        7,541      13,124
         Prepaid expenses                                                        (150)        (124)        166
         Accounts payable                                                      (2,563)        (580)     (3,302)
         Accrued liabilities                                                    1,577       (2,042)      3,764
         Federal and foreign income taxes                                      (1,834)         204         933
         Other, net                                                            (1,845)        (396)     (2,217)
                                                                             --------     --------    --------
                                                                               18,126       33,435      51,634
                                                                             --------     --------    --------
Cash Flows Provided (Used) by Investing Activities
    Capital expenditures                                                       (9,556)     (10,762)     (9,238)
    Capital dispositions, net                                                     496        5,528       2,017
                                                                             --------     --------    --------
                                                                               (9,060)      (5,234)     (7,221)
                                                                             --------     --------    --------
Cash Flows Provided (Used) by Financing Activities
    Net change in notes payable                                                 2,314       (9,200)    (28,437)
    Repayment of long-term debt                                                (9,612)     (58,318)    (13,384)
    Proceeds from sale of senior notes                                           ---        40,000        ---
    Cumulative translation adjustment                                          (1,667)         115      (1,379)
                                                                             --------     --------    --------
                                                                               (8,965)     (27,403)    (43,200)
                                                                             --------     --------    --------
Net Increase (Decrease) in Cash and Equivalents                                   101          798       1,213
Cash and Equivalents - Beginning of Year                                        3,117        2,319       1,106
                                                                             --------     --------    --------
Cash and Equivalents - End of Year                                           $  3,218     $  3,117    $  2,319
                                                                             ========     ========    ========
Supplemental Cash Flow Information
    Cash paid during the year for
         Interest expense                                                    $  6,271     $  7,836    $ 12,195
         Income taxes                                                           2,264        1,436       2,525


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY




In thousands, for the years ended October 31,

                                                                          1993         1992       1991
Common Stock, par value $.20 per share
     Beginning of year                                                  $  1,301     $  1,300    $  1,300
     Stock issued under stock option plans                                     1            1       ---
                                                                        --------     --------    --------
     End of year                                                           1,302        1,301       1,300
                                                                        --------     --------    --------
Capital in Excess of Par Value
     Beginning of year                                                    10,480       10,445      10,445
     Stock issued under stock option plans                                     2           35        ---
                                                                        --------     --------    --------
     End of year                                                          10,482       10,480      10,445
                                                                        --------     --------    --------
Retained Earnings
     Beginning of year                                                    73,023       67,929      60,614
     Net earnings (loss)                                                 (25,635)       5,094       7,315
                                                                        --------     --------    --------
     End of year                                                          47,388       73,023      67,929
                                                                        --------     --------    --------
Cumulative Foreign Currency Translation Adjustment
     Beginning of year                                                    (2,182)      (2,297)       (918)
     Aggregate adjustment resulting from
          foreign currency translation                                    (1,667)         115      (1,379)
                                                                        --------     --------    --------
     End of year                                                          (3,849)      (2,182)     (2,297)
                                                                        --------     --------    --------
Shareholders' Equity                                                    $ 55,323     $ 82,622    $ 77,377
                                                                        ========     ========    ========


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Esterline Technologies Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         Foreign Currency Translation: Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity. Transaction gains and losses are included in income and have not been significant in amount.

         Inventories: Most inventories are stated at the lower of cost - first in, first out - or market. Two subsidiaries state their inventories at the lower of cost - last in, first out - or market. Inventory cost includes material, labor and factory overhead.

         Research, Development and Engineering Costs: Research, development and engineering costs approximated $14,007,000, $13,441,000 and $16,618,000 in 1993, 1992 and 1991, respectively, and are generally expensed as incurred.

         Property, Plant and Equipment and Depreciation: Property, plant and equipment is carried at cost and includes expenditures for major improvements which increase useful lives. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is computed using various accelerated methods.

         Cost in Excess of Net Assets Acquired: The cost of purchased businesses in excess of amounts assigned to tangible and intangible assets is being amortized over periods of 30 to 40 years. Accumulated amortization at October 31, 1993 and 1992 was $6,784,000 and $6,435,000, respectively. Excess value arising from companies purchased prior to October 31, 1970 amounted to $2,800,000, and is not being amortized as in the opinion of management there has been no diminution in the value thereof.

         Intangibles: Intangibles, arising primarily from acquisitions, include engineering drawings, covenants not to compete and other intangibles. Intangibles are being amortized over estimated lives of 2.5 to 22 years. Accumulated amortization at October 31, 1993 and 1992 was $7,844,000 and $10,017,000, respectively.

         Asset Valuation: The carrying amount of long-life assets is reviewed periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the value is adjusted.

         Environmental: Environmental exposures are provided for in total at the time they are known to exist or are considered reasonably probable.

         Earnings per Share: Earnings per share are computed using the average number of common and common equivalent shares outstanding during each year (6,579,000 shares in 1993, 6,667,000 shares in 1992 and 6,543,000 shares in
1991). The effect of the convertible debentures upon earnings per share is antidilutive.

         Cash Equivalents: Investments maturing in three months or less are classified as cash equivalents.

         Financial Instruments: The Company's financial instruments include cash and equivalents, accounts receivable and accounts payable, for which the fair value approximates carrying value, and notes payable and long-term debt. The fair values of notes payable and long-term debt (see Note 4) were estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities.

2.  INVENTORIES

Inventories at October 31 consisted of the following:
In thousands

                                                                   1993               1992
Finished goods                                                 $  9,508           $ 11,758
Work in process                                                  17,340             17,138
Raw materials and purchased parts                                11,582             14,324
                                                               --------           --------

                                                               $ 38,430           $ 43,220
                                                               ========           ========

         At October 31, 1993 and 1992, $9,000,000 and $10,100,000,
respectively, of the Company's total inventories were stated under the last in, first out inventory method. Had the first in, first out method been used, these inventories would have been $2,995,000 and $2,984,000 higher than reported at October 31, 1993 and 1992, respectively.

3.  ACCRUED LIABILITIES

Accrued liabilities at October 31 consisted of the following:
In thousands

                                                                   1993               1992

Payroll and other compensation                                 $ 13,893           $ 14,877
Self-insurance provisions                                         6,912              7,513
Interest                                                          4,187              3,909
Warranties                                                        2,426              2,742
State and other tax accruals                                      6,508              2,713
Accrued restructuring cost                                       15,261                ---
Other                                                            10,876             11,471
                                                               --------           --------

                                                              $  60,063           $ 43,225
                                                               ========           ========

4.  DEBT

Long-term debt at October 31 consisted of the following:
- --------------------------------------------------------
In thousands

                                                                   1993               1992
8.75% senior notes, due 2002                                   $ 40,000           $ 40,000
8.25% convertible subordinated guaranteed
   debentures, due 1995                                          20,000             20,000
Variable rate term loan, due 1997                                 6,621             16,621
Other                                                             2,708              2,320
                                                               --------           --------
                                                                 69,329             78,941
Less current maturities                                           7,062             10,319
                                                               --------           --------

                                                               $ 62,267           $ 68,622
                                                               ========           ========


       The 8.75% senior notes are unsecured and payable in equal annual installments beginning in fiscal 1996. Interest is payable semi-annually in January and July of each year.

       The 8.25% convertible debentures were issued by Esterline International Finance N.V., a subsidiary of the Company, and require annual interest pay-ments. The debentures are convertible into common stock of the Company at $39.6667 per share, subject, in certain events, to adjustment. The debentures are guaranteed, on a subordinated basis, as to payment of interest and principal by the Company.

       The variable rate term loan, together with a $35,000,000 line of credit at October 31, 1993, are unsecured and are with a group of banks. Alternative interest rates are available based on LIBOR, or the lead bank's prime rate, at the Company's option. At October 31, 1993 the interest rate was 4.94%. The term loan is payable in quarterly installments of $2.5 million.

       The loan agreements contain various restrictions, including maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings.

       The fair value of the Company's notes payable and long-term debt was estimated at $75,886,000 as of October 31, 1993.

Maturities of long-term debt are as follows:
In thousands

1994                                                                 $  7,062
1995                                                                   20,810
1996                                                                    6,227
1997                                                                    6,181
1998                                                                    6,087
1999 and thereafter                                                    22,962
                                                                     --------

                                                                     $ 69,329
                                                                     ========


At October 31, 1993, the Company had lines of credit with domestic and foreign banks as follows:
In thousands

                                                    1993                 1992
Outstanding Balance
   Domestic                                     $    ---             $    ---
   Foreign                                         5,157                2,843
                                                --------             --------

                                                $  5,157             $  2,843
                                                ========             ========
Credit Lines
   Domestic                                     $ 35,000             $ 75,000
   Foreign                                        10,000               12,000
Average Borrowings
   Domestic                                          400                6,700
   Foreign                                         3,700                4,300
Average Interest Rates
   Domestic                                          6.6%                 6.6%
   Foreign                                           9.5%                11.7%


Available credit lines were reduced by outstanding letters of credit of approximately $6,115,000 at October 31, 1993.

5.  RETIREMENT BENEFITS

Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates on benefit obligations and expected long-term rates of return on plan assets of 7.5% in 1993 and 8% in 1992, and annual compensation increases of 5% in 1993 and 6% in 1992. Investments of the plans primarily consist of U.S. Government obligations, publicly traded common stocks, mutual funds and insurance contracts.


Pension expense for the years ended October 31 consisted of the following:
In thousands

                                                                          1993          1992        1991
Service cost - benefits earned during the year                          $  2,106      $ 1,755      $ 1,807
Interest cost on projected benefit obligation                              4,248        4,125        3,935
Actual return on plan assets - investment losses (gains)                 (10,467)      (6,231)      (9,521)
Net amortization and deferral                                              4,487          308        2,911
                                                                        --------      -------      -------
Net pension expense (credit)                                            $    374      $   (43)     $  (868)
                                                                        ========      =======      =======


Combined funded status of the plans at October 31 was as follows:
In thousands

                                                                                         1993          1992
Plan assets at fair market value                                                       $ 77,642      $ 72,643
Projected benefit obligation for service rendered to date                                59,485        54,341
                                                                                       --------      --------
Plan assets in excess of projected benefit obligations                                   18,157        18,302
Unrecognized net gain                                                                    (4,423)       (3,794)
Unrecognized net asset at November 1, 1985                                               (2,562)       (2,962)
                                                                                       --------      --------
Prepaid pension expense                                                                $ 11,172      $ 11,546
                                                                                       ========      ========
Actuarial present value of accumulated benefit obligation,
      including vested benefits of $49,730 and $42,169                                 $ 50,305      $ 42,758
                                                                                       ========      ========

Provision for all retirement benefits for the years ended October 31 consisted of the following:
In thousands

                                                                         1993       1992       1991
Pension plans                                                           $ 464      $ 649      $ 231
Profit-sharing and other plans                                             72        246        ---
                                                                        -----      -----      -----
                                                                        $ 536      $ 895      $ 231
                                                                        =====      =====      =====


         The Company generally does not provide postretirement benefits other than pension benefits, and has adopted Statement of Financial Accounting Standards No. 106 together with No. 112 (Employer's Accounting for Postemployment Benefits) with no material effect.

6.  INCOME TAXES

During the year the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The cumulative effect of the change was not material and prior years' financial statements have not been restated.

Income tax expense (benefit) for the years ended October 31 consisted of the following:
In thousands

                                              1993       1992       1991
Current U.S. Federal                       $    836     $  959     $1,783
Foreign                                         681      1,317      1,034
State and local                                 178        443        547
Deferred                                    (14,095)       331      1,273
                                           ---------    ------     ------
                                           $(12,400)    $3,050     $4,637
                                           =========    ======     ======


        Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including $13.4 million related to the 1993 restructuring charge.

The primary components of the company's deferred tax assets and (liabilities) at October 31, 1993, were as follows:
In thousands

Reserves and liabilities                 $ 9,026
Employee benefits                          3,779
Tax credits                                1,234
Restructuring accruals                     5,418
                                          ------
Total deferred tax assets                 19,457

Depreciation and amortization             (3,061)
Retirement benefits                       (4,034)
                                         -------
Total deferred tax liabilities            (7,095)
                                         -------
                                         $12,362
                                         =======


A reconciliation of the United States federal statutory income tax rate to the effective income tax rate was as follows:

                                             1993         1992        1991
U.S. statutory income tax rate              (34.0)%       34.0%       34.0%
State income taxes                           (1.1)         3.6         3.0
Foreign tax rates                              .7         (2.8)        1.0
Other, net                                    1.8          2.7         0.8
                                            -------       -----       -----
Effective income tax rate                   (32.6)%       37.5%       38.8%
                                            =======       =====       =====

         No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits. Foreign earnings before income taxes were $1,157,000, $4,555,000 and $2,156,000 in 1993, 1992 and 1991, respectively.

The deferred portion of income tax expense for prior periods was as follows:
In thousands

                                             1992                1991
Depreciation and amortization               $(201)             $2,123
Accrued expenses                              534                 424
Alternative minimum tax                       227                (925)
All other, net                               (229)               (349)
                                            -----              ------
                                              331              $1,273
                                            =====              ======


7.  CONTINGENCIES

The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business, including those associated with Government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. Liabilities have been accrued for environmental remediation costs expected to be incurred in the disposition of manufacturing facilities. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.


8.  OPERATING LEASES

Net rental expense for operating leases amounted to approximately $3,241,000, $3,748,000, and $4,314,000 in 1993, 1992 and 1991, respectively.

The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

In thousands

1994                                 $ 2,660
1995                                   2,230
1996                                   1,506
1997                                   1,453
1998                                   1,370
1999 and thereafter                    1,141
                                     -------
                                     $10,360
                                     =======


9.  STOCK OPTION PLANS

At October 31, 1993, the Company had 1,084,625 shares of common stock reserved for issuance to officers, directors and key employees under its stock option plans, of which 106,125 shares were available for future grant. Options granted under the plans are exercisable over a period of four years following the date of grant and expire not later than the tenth anniversary of the grant. The option prices are at fair market value on the date of grant.

The following summarizes the changes in outstanding options granted under the Company's stock option plans:

                                                                         Option Prices
                                                 Shares                    Per Share
Balance - October 31, 1990                      628,550                 $ 8.00 - $19.00
   Granted                                       40,000                            9.00
   Canceled                                      (8,000)                  8.00 -  19.00
                                                -------                 ---------------
Balance - October 31, 1991                      660,550                   8.00 -  18.00
   Granted                                      277,500                  11.00 -  11.25
   Canceled                                     (12,050)                  8.00 -  18.00
   Exercised                                    (14,375)                           8.00
                                                -------                 ---------------
Balance - October 31, 1992                      911,625                   8.00 -  11.25
   Granted                                      117,500                   7.63  -  9.38
   Canceled                                     (25,625)                  8.00 -  11.25
   Exercised                                    (25,000)                           8.00
                                                -------                 ---------------
Balance - October 31, 1993                      978,500                 $ 7.63 - $11.25
                                                =======                 ===============
Exercisable at October 31, 1993                 614,000                 $ 8.00 - $11.25
                                                =======                 ===============

10.  CAPITAL STOCK

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1993, there were no shares of preferred stock outstanding, 504,201 shares of common stock were reserved for issuance upon conversion of the 8.25% convertible debentures and 1,084,625 shares of common stock were reserved for issuance under the Company's stock option plans.

         On December 9, 1992, the Board of Directors adopted a Shareholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right for each share of common stock held on December 23, 1992. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.

         The Rights will be exercisable and transferable apart from the common stock only if a person or group acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in a person or group beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that a person or group beneficially owns 10% or more of the common stock.

         Upon the occurrence of certain events, the holder of a Right can purchase, for the then current exercise price of the Right, shares of common stock of the Company (or under certain circumstances, as determined by the Board of Directors, cash, other securities or property) having a value of twice the Right's exercise price. Upon the occurrence of certain other events, the holder of each Right would be entitled to purchase, at the exercise price of the Right, shares of common stock of a corporation or other entity acquiring the Company or engaging in certain transactions involving the Company, that has a market value of twice the Right's exercise price.


11.  RESTRUCTURING PROVISION

In the fourth quarter of 1993 the Company recorded a $40.6 million restructuring charge ($27.2 million net of income tax effect), based on management's current best estimate of the effects of the contemplated actions. The provision provides for sale or shutdown of certain operating companies, consolidation of plants and product lines, including employee severance, write-off of intangible assets which no longer have value and the write-down and sale of two vacant facilities. The charges reduced earnings per share by $4.14.

12.  BUSINESS SEGMENT INFORMATION

Details of the Company's operations by business segment for the years ended October 31 were as follows:

BUSINESS SEGMENT
In thousands

                                                 1993           1992         1991
Net Sales
     Automation                             $  94,460     $   91,449    $ 125,263
     Aerospace and Defense                     99,071        111,077      113,335
     Instrumentation                           91,621        102,301      112,336
                                            ---------     ---------     ---------
                                            $ 285,152     $ 304,827     $ 350,934
                                            =========     =========     =========
Earnings (Loss) Before Income Taxes
     Automation                             $   7,887     $     957     $   6,432
     Aerospace and Defense                      7,259        14,856        16,575
     Instrumentation                              935         7,509         9,804
                                            ---------     ---------     ---------
         Operating Earnings                    16,081        23,322        32,811
                                            ---------     ---------     ---------
     Corporate expense                         (7,166)       (7,932)       (8,150)
     Restructuring provision(1)               (40,626)         ---           ---
     Interest expense, net                     (6,324)       (7,246)      (12,709)
                                            ---------     ---------     ---------
                                            $ (38,035)        8,144     $  11,952
                                            =========     =========     =========
Identifiable Assets
     Automation                             $  41,752     $  52,853     $  67,516
     Aerospace and Defense                     77,419        96,248        98,326
     Instrumentation                           55,744        67,818        75,740
     Corporate(2)                              30,757        15,105        14,802
                                            ---------     ---------     ---------
                                            $ 205,672     $ 232,024     $ 256,384
                                            =========     =========     =========
Capital Expenditures
     Automation                             $   2,402     $   3,788     $   2,750
     Aerospace and Defense                      4,125         3,821         3,434
     Instrumentation                            2,935         3,063         3,001
     Corporate                                     94            90            53
                                            ---------     ---------     ---------
                                            $   9,556     $  10,762     $   9,238
                                            =========     =========     =========
Depreciation and Amortization
     Automation                             $   3,982     $   4,335     $   4,836
     Aerospace and Defense                      7,829         7,129         6,557
     Instrumentation                            7,158         7,984         7,336
     Corporate                                    290           375           416
                                            ---------     ---------     ---------
                                            $  19,259     $  19,823     $  19,145
                                            =========     =========     =========


(1) Automation Group ($8,429), Aerospace and Defense Group ($21,117), Instrumentation Group ($8,866), Non-Group related ($2,214).

(2) Primarily prepaid pension expense (see Note 5) and cash. Also 1993 includes a net deferred tax asset (see Note 6).

Details of the Company's operations by geographic area for the years ended October 31 were as follows:

GEOGRAPHIC AREA
In thousands

                                                    DOMESTIC          FOREIGN          ELIMINATIONS      CONSOLIDATED
1993
Outside sales                                       $228,971          $56,181            $   ---           $285,152
Intercompany sales                                     4,163               29             (4,192)               ---
                                                    --------          -------            -------           --------

                                                    $233,134          $56,210            $(4,192)          $285,152
                                                    ========          =======            =======           ========

Operating earnings(1)                               $ 13,042          $ 2,833            $   206           $ 16,081
                                                    ========          =======            =======           ========

Identifiable assets(2)                              $142,644          $33,604            $   ---           $176,248
                                                    ========          =======            =======           ========



1992
Outside sales                                       $244,439          $60,388            $   ---           $304,827
Intercompany sales                                     4,300              ---             (4,300)               ---
                                                    --------          -------            -------           --------

                                                    $248,739          $60,388            $(4,300)          $304,827
                                                    ========          =======            =======           ========

Operating earnings                                  $ 18,888          $ 3,864            $   570           $ 23,322
                                                    ========          =======            =======           ========

Identifiable assets(2)                              $187,860          $29,059            $   ---           $216,919
                                                    ========          =======            =======           ========



1991
Outside sales                                       $276,018          $74,916            $   ---           $350,934
Intercompany sales                                     6,375              ---             (6,375)               ---
                                                    --------          -------            -------           --------

                                                    $282,393          $74,916            $(6,375)          $350,934
                                                    ========          =======            =======           ========

Operating earnings                                  $ 30,624          $ 2,208            $   (21)          $ 32,811
                                                    ========          =======            =======           ========

Identifiable assets(2)                              $213,288          $28,294            $   ---           $241,582
                                                    ========          =======            =======           ========



(1) Before restructuring provision, shown on page 28. By geographic area, the provision related to Domestic ($35,612) and Foreign ($2,800).

(2) Excludes Corporate, shown on page 28.

        The above sales are based upon geographic origin of sale. Intercompany sales are made at selling prices comparable to those to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales. Operating earnings are net sales less operating expenses. Export sales amounted to $33,200,000, $33,100,000, and $37,500,000 in 1993,
1992 and 1991, respectively.


Product lines contributing more than 10% of total sales for each of the years ended October 31 were as follows:

                                                                                     1993       1992       1991
Printed circuit board drilling equipment                                              16%        12%       12%
Gauge products                                                                        13%        13%       12%
Combustible ordnance components                                                        9%        12%       10%


13.  QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of unaudited quarterly financial information:
In thousands, except per share amounts


YEAR ENDED OCTOBER 31, 1993
                                                                       FOURTH          THIRD         SECOND       FIRST
Net sales                                                            $ 77,109       $ 69,131       $ 71,588    $ 67,324

Gross margin                                                           30,155         26,730         27,288      25,411

Net earnings (loss)                                                   (26,853)           404            483         331

Net earnings (loss) per share                                           (4.08)           .06            .07         .05
                                                                     --------       --------       --------    --------


YEAR ENDED OCTOBER 31, 1992
                                                                       FOURTH          THIRD         SECOND       FIRST
Net sales                                                            $ 82,283       $ 73,457       $ 77,003    $ 72,084

Gross margin                                                           32,689         29,242         29,202      26,459

Net earnings                                                            2,333          1,546          1,025         190

Net earnings per share                                               $    .35       $    .23       $    .15    $    .03
                                                                     --------       --------       --------    --------


REPORT OF INDEPENDENT AUDITORS



To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Note 6 to the consolidated financial statements, in fiscal year 1993 the Company changed its method of accounting for income taxes.



/s/ Deloitte & Touche
- ---------------------
Deloitte & Touche
Seattle, Washington
December 17, 1993