Form 10-K, Exhibit 13
period 1994-10-31
ESTERLINE TECHNOLOGIES CORP
filed 1995-01-27
CIK 33619

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


The following commentary discusses the Company's operations for the fiscal years ended October 31, 1994 and 1993 and its financial condition at the end of fiscal 1994.


1994 FISCAL YEAR

Net earnings in 1994 were $7.6 million, or $1.15 per share on sales of $294 million, compared with a net loss of $25.6 million, or $3.90 per share on sales of $285 million in 1993. Net earnings in 1994 reflect a $2 million tax benefit recorded in the fourth quarter resulting from a settlement with the Internal Revenue Service of audits of certain federal income tax returns. Net earnings in 1993 included a $27.2 million after tax ($40.6 million before tax) restructuring provision. Without the restructuring charge, 1993 net earnings would have been $1.6 million, or $.24 per share.

  Net earnings in 1994 reflect full-year effects of the restructuring plan, which provided for the sale or shutdown of certain small operations, the writeoff of intangible assets, anticipated losses on the sale of vacant facilities, employees' severance and consolidation of facilities for increased efficiency. Savings in 1994 associated with the restructuring plan included a $2.6 million
(before tax) reduction in the amount of depreciation and amortization expense incurred.

  Restructuring actions completed through 1994 included the sale of one small subsidiary (Republic
Electronics Co.), the sale of a vacant facility in Torrance, California, employees' severance and the intangibles write-off, and comprised $19.1 million
(before tax) of the recorded provision. The restructuring plan's anticipated two-year time frame is on schedule and management believes that provisions remain adequate to cover future actions based on current estimates. Remaining actions include either the sale or shutdown of certain small operations without strong market potential, the sale or consolida-tion of facilities and employees' severance.

  The 1994 sales improvement was attributable to the Automation Group, where sales increased $14.2 million (15%) to $109 million. Strengthening of domestic markets coupled with strong customer acceptance of newer products at key Group companies contributed to the sales growth. Instrumentation
Group sales stabilized and were virtually level with the prior year at $92 million, while sales in the

Aerospace and Defense Group decreased $6 million (6%) to $93 million. The sale of Republic Electronics Co.
in the second quarter of 1994 accounted for approxi-mately two-thirds of this decrease.

  Including export sales by domestic operations, sales to foreign buyers totaled $91 million and $89 million in 1994 and 1993, respectively, and accounted for 31% of the Company's total sales in each year.

  Operating earnings in 1994 improved in all three of the Company's business segments and totaled $23.3 million, compared with $16.1 million in the prior year.
The improvement was primarily attributable to the Automation Group where earnings advanced $4 million over the prior year. Overall, operating earnings reflect the $2.6 million reduction in depreciation and amortization expense as a result of the 1993 restructuring, and continued cost containment measures.

  Gross margin as a percent of sales increased slightly to 39% in 1994 from 38% in 1993. Gross margin percentages by business segment increased in the current year in both the Aerospace and Defense and Instrumenta-tion Groups, and were approximately level in the Automation Group. In 1994, group margins ranged from 38% to 42%, compared with 37% to 40% in the prior year.

  Selling, general and administrative expenses in 1994 were level with the prior year at $101 million.
However, they decreased slightly as a percent of sales from 35.5% to 34.3%. The research, development and engineering costs segment of SG&A amounted to $13.7 million in 1994, compared with $14 million in 1993, reflecting the Company's continuing commitment to invest in strategic product development programs.

  Orders for the year ended October 31, 1994 totaled
$319 million, up more than 20% from the prior year.
Company-wide backlog at the end of 1994 was $97 million compared with $74 million a year earlier. The increases were primarily attributable to the Automation Group, where year-end backlog levels of $30 million were more than triple the prior-year amount, reflecting strengthening markets. Backlog at the Company's two other groups were relatively consistent with prior-year levels. Approximately $11 million of 1994's Company-wide backlog was scheduled to be shipped after fiscal 1995.

  Net interest expense decreased from $6.3 million in 1993 to $6 million in 1994 due to reduced debt levels, offset by increases in interest rates.

  Income tax expense in 1994 was $1.3 million, reflect-ing the $2 million benefit recorded in the fourth quarter of 1994, compared with an income tax benefit of $12.4 million recorded in 1993.

1993 FISCAL YEAR

  Sales in 1993 were $285 million, compared with $305 million in 1992. The $20 million decrease was almost equally divided between two business segments:
Aerospace and Defense Group, and Instrumentation Group.
Sales in the Automation Group increased $3 million over 1992, from $91 million to $94 million. Aerospace and Defense Group sales decreased 11% from 1992, from $111 million to $99 million. The commercial aircraft and defense markets served by this group faced significant downturns during 1993, resulting in the sales decrease. Sales in the Instrumentation Group
(which decreased 10% from 1992, from $102 million to $92 million) also were affected by the commercial aircraft market down turn as well as reduced capital spending by industrial and utilities customers for the types of products produced by the group operating units.

  In the Automation Group, some market improvement together with new products produced the increased sales. However, orders in the group's drilling machine operation had fallen off significantly in late fiscal 1993, presenting a cloudy outlook for early fiscal 1994.

  Including exports, sales to foreign buyers as a percent of total 1993 sales remained approximately level with the prior year at 31%.

  A net loss of $25.6 million, or $3.90 per share, was reported for 1993, resulting from a fourth quarter after-tax restructuring charge of $27.2 million ($40.6 million before tax). Without the restructuring charge the Company's net earnings for 1993 would have been $1.6 million, or $.24 per share. In 1992, net earnings were $5.1 million, or $.76 per share.

  The objective of the restructuring plan was to strengthen the Company for long-term growth and permit management to focus on operations with strong market positions. It was an extension of the Company's efforts to meet market conditions in an effective manner and structure operations to maintain profitability. The continued weakness in capital goods markets served by the Company together with a drop in the commercial aircraft industry and shrinking defense budgets caused management to make the restructuring plan effective in the fourth quarter of 1993.

  The plan contemplated a number of actions including either sale or shutdown of certain small operations with weak market potential. These operations re-presented approximately 10% of the Company's fiscal 1993 sales. Other items included write-off of intangible assets, anticipated losses on the sale of vacant facilities, employees' severance and consolidation of facilities for increased efficiency. The restructuring provision was based on management's estimate of the effects of the contemplated actions. On a pretax basis, $21.1 million of the restructuring charge related to the Aerospace and Defense Group, $8.9 million to the Instrumentation Group and $8.4 million to the Automation Group.

  Company-wide backlog at October 31, 1993 was $74 million compared with $97 million at October 31, 1992.
The decrease was primarily in the Aerospace and Defense Group and was due to the timing of the release of orders by customers together with the downturn in the commercial aircraft and defense markets. Automation Group backlog at the end of 1993 was also somewhat lower than at the end of 1992 due to low order levels for printed circuit board drilling machines. Of 1993's year-end backlog, $14 million was scheduled to be shipped after fiscal 1994.

  Gross margin as a percent of sales remained approxi-mately level from 1992 (38% in 1993 and 39% in 1992) despite reduced sales. This was the result of sign-ificant cost containment efforts throughout the Company.
Gross margin percentages increased in the Automation
Group and decreased in the Aerospace and Defense and Instrumentation Groups. In 1993, group margins ranged from 37% to 40%, compared with 35% to 40% in the prior year.

  Research, development and engineering costs increased slightly to $14 million in 1993 from $13.4 million the prior year, reflecting the Company's continued commit-ment to strong product development programs.

  Although selling, general and administrative expenses decreased by $2 million from 1992 to 1993, they increased as a percent of sales from 33.5% to 35.3%. The Company continued its emphasis on sales and marketing despite decreased sales volumes in some segments.

  Operating earnings, prior to the restructuring charge, decreased overall from $23.3 million in 1992 to $16.1 million in 1993. The decrease was primarily due to lower sales volumes in the Aerospace and Defense and Instrumentation Groups and the resultant reduced profitability levels. Operating earnings in the Aerospace and Defense Group decreased by 51%, from $14.9 million in 1992 to $7.3 million, and Instrumen-tation Group earnings dropped to $900,000 from $7.5 million in 1992. In the Automation Group, operating earnings increased from $1 million in 1992 to $7.9 million in 1993 based on some market improvement and increased sales coupled with significant cost reductions at a key operation.

  Net interest expense decreased from $7.2 million in 1992 to $6.3 million in 1993 due to the reduced debt level.

  A net tax benefit of $12.4 million was recorded in 1993 compared to a $3.1 million expense recorded in 1992. The 1993 net benefit reflects an estimated
$13.4 million realizable tax benefit from restructuring.


FINANCIAL CONDITION

Cash and equivalents on hand increased $5.9 million during the year to $9.1 million at October 31, 1994.
Debt at the end of 1994 was $62.4 million, $12.1 million less than at the same time last year. More than three-fourths of this $18 million combined cash increase and debt reduction in 1994 was generated from operations;
the remaining amount was the net effect of restructuring plan actions.

  The Company's year-end debt-to-equity ratio was .95:1, down from 1.3:1 at the end of fiscal 1993. This improve-ment was attributable equally to debt paydown and earnings.
During 1994 the Company continued its policy of retaining all internally generated funds to support operations and to retire debt. Capital expenditures were $11.3 million in 1994 and are expected to approximate $12 million in 1995. Cash requirements of future actions associated with the 1993 restructuring, net of anticipated proceeds from asset sales, are not expected to have a material effect on the Company's cash flows.

  Working capital at October 31, 1994 increased slightly to $10.5 million from $9.1 million at the end of 1993, although certain elements of working capital changed significantly. Receivables at October 31, 1994 increased to $63.7 million from $45.8 million at the end of the prior year primarily due to an exceptionally strong fourth quarter 1994 sales volume. Year-end inventories were significantly lower than at the same time last year primarily due to improved manufacturing techniques and to the strong fourth quarter sales level.
Current maturities of long-term debt at October 31, 1994 included the Company's $20 million convertible debenture issue. Management believes cash on hand, funds generated from operations, and available bank credit lines at October 31, 1994 of approximately $38 million will adequately service cash requirements.

  At October 31, 1994 a net deferred tax asset totaling
$13.7 million remains primarily as a result of the 1993 restructuring. This asset will be realized in the form of tax deductions when future restructuring steps are taken and as sufficient profitability is achieved.

SELECTED FINANCIAL DATA

In thousands, except per share amounts, for the years ended October 31,


                                       1994         1993       1992       1991       1990
OPERATING RESULTS
Net sales                         $ 294,044    $ 285,152  $ 304,827  $ 350,934  $ 389,109
Cost of sales                       178,397      175,568    187,235    214,415    241,235
Selling, general and administrative 100,845      100,669    102,202    111,858    118,618
Restructuring provision               --          40,626       --        --         --
Interest expense, net                 5,985        6,324      7,246     12,709     17,350
Income tax expense (benefit)          1,254      (12,400)     3,050      4,637      4,848
Net earnings (loss)                   7,563      (25,635)     5,094      7,315      7,058
Net earnings (loss) per share          1.15        (3.90)       .76       1.12       1.08

FINANCIAL STRUCTURE
Total assets                      $ 215,975    $ 205,672  $ 232,024  $ 256,384  $ 289,667
Long-term debt, net                  41,714       62,267     68,622     87,011     99,393
Shareholders' equity                 65,491       55,323     82,622     77,377     71,441
Average number of shares outstanding  6,571         6,579      6,667      6,543     6,535


MARKET PRICE OF ESTERLINE COMMON STOCK
Principal Market-- New York Stock Exchange

For the years ended October 31,




QUARTER                             1994                       1993
                              High            Low         High         Low
First                       $ 8.13         $ 7.25      $ 13.00      $ 9.63
Second                        9.00           7.13        11.88        8.50
Third                        10.00           6.38        10.00        7.63
Fourth                       12.38           9.50         8.63        7.50


  At October 31, 1994 there were approximately 1,200 holders of record of the Company's common stock. Certain of the Company's financing arrangements impose restrictions on the payment of dividends. (See Note 4 of Notes to Consolidated Financial Statements.)

CONSOLIDATED STATEMENT OF OPERATIONS

In thousands, except per share amounts, for the years ended October 31,


                                                1994         1993          1992
Net Sales                                  $ 294,044    $ 285,152     $ 304,827
Costs and Expenses
    Cost of sales                            178,397      175,568       187,235
    Selling, general and administrative      100,845      100,669       102,202
    Restructuring provision                     --         40,626          --
    Interest expense, net                      5,985        6,324         7,246
                                           ---------    ---------     ---------
                                             285,227      323,187       296,683
                                           ---------    ---------     ---------

Earnings (Loss) Before Income Taxes            8,817     (38,035)         8,144
Income Tax Expense (Benefit)                   1,254     (12,400)         3,050
                                           ---------    ---------     ---------
Net Earnings (Loss)                          $ 7,563   $ (25,635)       $ 5,094
                                           =========   ==========     =========
Net Earnings (Loss) Per Share                $  1.15   $   (3.90)       $   .76
                                           =========   ==========     =========

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET


In thousands, October 31,

                                                      1994            1993
ASSETS
Current Assets
      Cash and equivalents                         $ 9,076         $ 3,218
      Accounts receivable, net of allowances of
      $2,201 and $2,417 for doubtful accounts       63,685          45,778
      Inventories                                   31,673          38,430
      Deferred income taxes                         13,002           7,882
      Prepaid expenses                               1,876           1,838
                                                   -------         -------

                Total Current Assets               119,312          97,146








PROPERTY, PLANT AND EQUIPMENT
      Land                                           3,901           4,833
      Buildings                                     43,137          44,317
      Machinery and equipment                       98,635          91,741
                                                   -------         -------
                                                   145,673         140,891
      Accumulated depreciation                      94,070          84,326
                                                   -------         -------
                                                    51,603          56,565

Cost in Excess of Net Assets Acquired               22,960          23,802
Intangibles and Other                               21,437          23,679
Deferred Income Taxes                                  663           4,480
                                                   -------         -------
                                                 $ 215,975       $ 205,672
                                                 =========       =========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts payable                             $ 18,927        $ 14,647
     Accrued liabilities                            67,877          60,063
     Notes payable                                      58           5,157
     Current maturities of long-term debt           20,588           7,062
     Federal and foreign income taxes                1,320           1,153
                                                  --------        --------
                Total Current Liabilities          108,770          88,082

Long-Term Debt, net of current maturities           41,714          62,267
Shareholders' Equity
    Common stock, par value $.20 per share,
     authorized 30,000,000
     shares, issued and outstanding 6,513,057
     and 6,512,641 shares                            1,302           1,302

    Capital in excess of par value                  10,482          10,482
    Retained earnings                               54,951          47,388
    Cumulative translation adjustment               (1,244)         (3,849)
                                                   -------         -------

                Total Shareholders' Equity          65,491          55,323
                                                   -------         -------

                                                 $ 215,975       $ 205,672
                                                 =========       =========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands, for the years ended October 31,


                                                      1994        1993       1992

Cash Flows Provided (Used) by Operating Activities
     Net earnings (loss)                           $ 7,563   $ (25,635)   $ 5,094
     Restructuring provision                          --        40,626       --
     Depreciation and amortization                  16,414      19,259     19,823
     Deferred income taxes                          (1,303)    (16,558)       331
     Working capital changes
          Accounts receivable                      (17,907)      3,432      3,584
          Inventories                                6,757       1,817      7,541
          Prepaid expenses                             (38)       (150)      (124)
          Accounts payable                           4,280      (2,563)      (580)
          Accrued liabilities                        7,814       1,577     (2,042)
          Federal and foreign income taxes             167      (1,834)       204
          Other, net                                   (55)     (1,845)      (396)
                                                  --------    --------   --------
                                                    23,692      18,126     33,435
                                                  --------    --------   --------

Cash Flows Provided (Used) by Investing Activities
     Capital expenditures                          (11,288)     (9,556)   (10,762)
     Capital dispositions, net                       2,975         496      5,528
                                                  --------    --------   --------
                                                    (8,313)     (9,060)    (5,234)
                                                  --------    --------   --------

Cash Flows Provided (Used) by Financing Activities
     Net change in notes payable                    (5,099)      2,314     (9,200)
     Repayment of long-term debt                    (7,027)     (9,612)   (58,318)
     Proceeds from sale of senior notes                --          --      40,000
     Cumulative translation adjustment               2,605      (1,667)       115
                                                  --------    --------   --------
                                                    (9,521)     (8,965)   (27,403)
                                                  --------    --------   --------

Net Increase in Cash and Equivalents                 5,858         101        798
Cash and Equivalents - Beginning of Year             3,218       3,117      2,319
                                                  --------    --------   --------
Cash and Equivalents - End of Year                 $ 9,076     $ 3,218    $ 3,117
                                                  ========    ========   ========

Supplemental Cash Flow Information
Cash paid during the year for
     Interest expense                              $ 6,033     $ 6,271    $ 7,836
     Income taxes                                    2,212       2,264      1,436

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


In thousands, for the years ended October 31,

                                                      1994        1993      1992

Common Stock, par value $.20 per share
     Beginning of year                             $ 1,302     $ 1,301   $ 1,300
     Stock issued under stock option plans             --            1         1
                                                   -------     -------   -------
     End of year                                     1,302       1,302     1,301
                                                   -------     -------   -------

Capital in Excess of Par Value
     Beginning of year                              10,482      10,480    10,445
     Stock issued under stock option plans            --             2        35
                                                   -------     -------   -------
     End of year                                    10,482      10,482    10,480
                                                   -------     -------   -------

Retained Earnings
     Beginning of year                              47,388      73,023    67,929
     Net earnings (loss)                             7,563     (25,635)    5,094
                                                   -------     -------   -------
     End of year                                    54,951      47,388    73,023
                                                   -------     -------   -------

Cumulative Foreign Currency Translation Adjustment
     Beginning of year                              (3,849)     (2,182)   (2,297)
     Aggregate adjustment resulting from
         foreign currency translation                2,605      (1,667)      115
                                                   -------     -------   -------
     End of year                                    (1,244)     (3,849)   (2,182)
                                                   -------     -------   -------
Shareholders' Equity                              $ 65,491    $ 55,323  $ 82,622
                                                  ========    ========  ========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Esterline Technologies
Corporation and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

    Foreign Currency Translation: Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity. Trans-action gains and losses are included in income and have not been significant in amount.

    Inventories: Most inventories are stated at the lower of cost (first in, first out) or market. Two subsidiaries state their inventories at the lower of cost
(last in, first out) or market. Inventory cost includes material, labor and factory overhead.

    Research, Development and Engineering Costs: Research, development and engineering costs approximated $13,711,000, $14,007,000 and $13,441,000 in 1994, 1993 and 1992,
respectively, and are generally expensed as incurred.

    Property, Plant and Equipment and Depreciation:
Property, plant and equipment is carried at cost and includes expenditures for major improvements which increase useful lives. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is computed using various accelerated methods.

    Cost in Excess of Net Assets Acquired: The cost of purchased businesses in excess of amounts assigned to tangible and intangible assets is being amortized over periods of 30 to 40 years. Accumulated amorti-zation at October 31, 1994 and 1993 was $7,639,000 and $6,784,000, respectively. Excess value arising from companies purchased prior to October 31, 1970 amounted to $2,800,000, and is not being amortized as in the opinion of management there has been no diminution in the value thereof.

    Intangibles: Intangibles, arise primarily from acquisi-tions and are being amortized over estimated lives of up to 20 years. Accumulated amortization at October 31, 1994 and 1993 was $9,535,000 and $7,844,000, respectively.

    Asset Valuation: The carrying amount of long-life assets is reviewed periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the value is adjusted.

    Environmental: Environmental exposures are provided for in total at the time they are known to exist or are considered reasonably probable.

    Earnings per Share: Earnings per share are computed using the average number of common and common equivalent shares outstanding during each year (6,571,000 shares in 1994, 6,579,000 shares in 1993 and 6,667,000 shares in 1992).
The effect of the convertible debentures upon earnings per share is antidilutive.

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

    Concentrations of Credit Risk: Concentrations of credit risk with respect to accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and, in certain circumstances, utilizes letters of credit and bank guarantees to minimize credit risk.


2.  INVENTORIES

Inventories at October 31 consisted of the following:
In thousands

						   1994            1993
Finished goods                                 $  6,016        $  9,508
Work in process                                  16,887          17,340
Raw materials and purchased parts                 8,770          11,582
                                                -------         -------
                                               $ 31,673        $ 38,430
                                               ========        ========

  At October 31, 1994 and 1993, $8,500,000 and $9,000,000,
respectively, of the Company's total inventories were stated under the last in, first out inventory method. Had the first in, first out method been used, these inventories would have been $3,386,000 and $2,995,000 higher than reported at October 31, 1994 and 1993, respectively.


3.  ACCRUED LIABILITIES

Accrued liabilities at October 31 consisted of the following:
In thousands



					           1994            1993
Payroll and other compensation                 $ 18,905        $ 13,893
Self-insurance provisions                         7,886           6,912
Interest                                          2,770           4,187
Warranties                                        3,495           2,426
State and other tax accruals                      7,048           6,508
Accrued restructuring cost                       13,698          15,261
Other                                            14,075          10,876
                                               --------        --------
                                               $ 67,877        $ 60,063
                                               ========        ========

4.  DEBT

Long-term debt at October 31 consisted of the following:

In thousands

    					           1994            1993

8.75% senior notes, due 2002                   $ 40,000        $ 40,000
8.25% convertible subordinated guaranteed
  debentures, due 1995                           20,000          20,000
Variable rate term loan                            --             6,621
Other                                             2,302           2,708
                                               --------        --------
                                                 62,302          69,329
Less current maturities                          20,588           7,062
                                               --------        --------
                                               $ 41,714        $ 62,267
                                               ========        ========


  The 8.75% senior notes are unsecured and payable in equal annual installments beginning in fiscal 1996. Interest is payable semi-annually in January and July of each year.

  The 8.25% convertible debentures were issued by Esterline International Finance N.V., a subsidiary of the Company, and require annual interest payments. The debentures are convertible into common stock of the Company at $39.6667 per share, subject, in certain events, to adjustment. The debentures are guaranteed, on a subordinated basis, as to payment of interest and principal by the Company.

  The variable rate term loan, together with a $35,000,000 line of credit, are unsecured and are with a group of banks. Alternative interest rates are available based on LIBOR, or the lead bank's prime rate, at the Company's option. The term loan was repaid during fiscal 1994 and at October 31, 1994 there were no amounts borrowed under the line of credit.

  The loan agreements contain various restrictions, including maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings.

  The fair value of the Company's notes payable and long-term debt was estimated at $61,088,000 and $75,886,000 at October 31, 1994 and 1993, respectively.

Maturities of long-term debt are as follows:

In thousands

1995                                                               $ 20,588
1996                                                                  6,422
1997                                                                  6,215
1998                                                                  6,136
1999                                                                  5,796
2000 and thereafter                                                  17,145
                                                                   --------
                                                                   $ 62,302
                                                                   ========


At October 31, 1994, the Company had lines of credit with domestic and foreign banks as follows:

In thousands

                                                   1994            1993
Outstanding Balance
     Domestic                                  $  --           $  --
     Foreign                                         58           5,157
                                                -------          ------
                                               $     58        $  5,157
                                                =======         =======
Credit Lines
     Domestic                                  $ 35,000        $ 35,000
     Foreign                                     10,000          10,000
Average Borrowings
     Domestic                                       500             400
     Foreign                                      4,500           3,700
Average Interest Rates
     Domestic                                      6.8%            6.6%
     Foreign                                       7.5%            9.5%


Available credit lines were reduced by outstanding letters of credit of approximately $6,965,000 at October 31, 1994.

5.  RETIREMENT BENEFITS

Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contri-butions as necessary to adequately fund benefits. The actuarial computations assumed discount rates on benefit obligations and expected long-term rates of return on plan assets of 7.5% and annual compensation increases of 5%. Investments of the plans primarily consist of U.S. Government obligations, publicly traded common stocks, mutual funds and insurance contracts.

Pension expense for the years ended October 31 consisted of the following:

In thousands

                                                   1994        1993       1992
Service cost-benefits earned during the year    $ 2,322     $ 2,106    $ 1,755
Interest cost on projected benefit obligation
                                                  4,457       4,248      4,125
Actual return on plan assets-investment losses
(gains)                                          (2,827)    (10,467)    (6,231)
Net amortization and deferral                    (3,515)      4,487        308
                                                -------     -------    -------
Net pension expense (credit)                    $   437     $   374    $   (43)
                                                =======     =======    =======

Combined funded status of the plans at October 31 was as follows:

In thousands

                                                         1994             1993

Plan assets at fair market value                     $ 75,457         $ 77,642
Projected benefit obligation for service rendered
to date                                                62,278           59,485
Plan assets in excess of projected benefit
obligations                                            13,179           18,157
Unrecognized prior service cost                           481              --
Unrecognized net gain                                    (761)          (4,423)
Unrecognized net asset at November 1, 1985             (2,162)          (2,562)
                                                     --------         --------
Prepaid pension expense                              $ 10,737         $ 11,172
                                                     ========         ========
Actuarial present value of accumulated benefit
obligation, including vested benefits
  of $ 52,931 and $ 49,730                           $ 54,044         $ 50,305
                                                     ========         ========

Provision for all retirement benefits for the years ended October 31 consisted of the following:
In thousands

                                                   1994        1993        1992

Pension plans                                   $ 1,232       $ 464       $ 649
Profit-sharing and other plans                      --           72         246
                                                -------       -----       -----
                                                $ 1,232       $ 536       $ 895
                                                =======       =====       =====


6.  INCOME TAXES

  During 1993, the Company adopted Statement of
Financial Accounting Standards No. 109, "Accounting for Income
Taxes." The cumulative effect of the change was not material and prior years' financial statements have not been restated.

  During 1994, the Internal Revenue Service completed an examin-ation of certain federal income tax returns and reached agreement with the Company on various filing positions. As a result, the Company recorded a $2 million tax benefit in the fourth quarter of 1994.

Income tax expense (benefit) for the years ended October 31 consisted of the following:

In thousands

					      1994           1993         1992
Current U.S. Federal                       $ 1,210      $     836      $   959
Foreign                                        762            681        1,317
State and local                                585            178          443
Deferred                                    (1,303)       (14,095)         331
                                           -------         ------       ------
                                           $ 1,254      $ (12,400)     $ 3,050
                                           =======      =========      =======

  Primary components of the Company's deferred tax assets and (liabilities) for the years ended October 31 resulted from temporary tax differences associated with the following:

In thousands

                                                   1994            1993
Reserves and liabilities                       $ 10,660         $ 9,026
Employee benefits                                 5,357           3,779
Tax credits                                         751           1,234
Restructuring accruals                            4,863           5,418
                                               --------         -------
Total deferred tax assets                        21,631          19,457

Depreciation and amortization                    (4,110)         (3,061)
Retirement benefits                              (3,856)         (4,034)
                                               --------         -------
Total deferred tax liabilities                   (7,966)         (7,095)
                                               --------         -------
                                               $ 13,665        $ 12,362
                                               ========        ========

A valuation allowance was not required due to the nature of and circumstances associated with the temporary tax differences.


A reconciliation of the United States federal statutory income tax rate to the effective income tax rate was as follows:

                                                 1994       1993      1992
U.S. statutory income tax rate                  34.0%    (34.0)%     34.0%
State income taxes                               6.6      (1.1)       3.6
Foreign tax rates                                2.5        .7       (2.8)
Tax settlement                                 (22.7)       --         --
Other, net                                      (6.2)      1.8        2.7
                                               -----     -----       ----
Effective income tax rate                       14.2%    (32.6)%     37.5%
                                               ======    =======     =====


  No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits. Foreign earnings before income taxes were $1,605,000, $1,157,000 and $4,555,000 in 1994, 1993 and 1992, respectively.

The deferred portion of income tax expense for 1992 was as follows:


In thousands


                                                                   1992

Depreciation and amortization                                    $ (201)
Accrued expenses                                                    534
Alternative minimum tax                                             227
All other, net                                                     (229)
                                                                 ------
                                                                 $  331
                                                                 ======

7.  CONTINGENCIES


The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with Government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. Liabilities have been accrued for environmental remediation costs expected to be incurred in the disposition of manufacturing facilities. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.


8.  OPERATING LEASES

Net rental expense for operating leases amounted to approximately $3,170,000, $3,241,000 and $3,748,000 in 1994, 1993 and 1992, respectively.

The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

In thousands


1995                                      $  2,706
1996                                         2,266
1997                                         2,076
1998                                         2,006
1999                                         2,021
2000 and thereafter                          1,815
                                          --------
                                          $ 12,890
                                          ========


9.  STOCK OPTION PLANS

At October 31, 1994, the Company had 1,079,625 shares of common stock reserved for issuance to officers, directors and key employees under its stock option plans, of which 41,125 shares were available for future grant.
Options granted under the plans are exercisable over a period of four years following the date of grant and expire not later than the tenth anniversary of the grant.
The option prices are at fair market value on the date of grant.

The following summarizes the changes in outstanding options granted under the Company's stock option plans:


                					 Option Prices
	                                 Shares              Per Share

Balance - October 31, 1991              660,550       $ 8.00 - $ 18.00
    Granted                             277,500        11.00 -   11.25
    Canceled                            (12,050)        8.00 -   18.00
    Exercised                           (14,375)                  8.00
                                        -------       ----------------
Balance - October 31, 1992              911,625         8.00 -   11.25
    Granted                             117,500         7.63 -    9.38
    Canceled                            (25,625)        8.00 -   11.25
    Exercised                           (25,000)                  8.00
                                        -------       ----------------
Balance - October 31, 1993              978,500         7.63 -   11.25
    Granted                             119,000         7.38 -    9.88
    Canceled                            (54,000)        7.38 -   11.25
    Exercised                            (5,000)                  9.00
                                        -------        ---------------
Balance - October 31, 1994            1,038,500       $ 7.38 - $ 11.25
                                      =========       ================
Exercisable at October 31, 1994         734,500       $ 7.63 - $ 11.25
                                      =========       ================


10.  CAPITAL STOCK

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1994, there were no shares of preferred stock outstanding, 504,201 shares of common stock were reserved for issuance upon conversion of the 8.25% convertible debentures and 1,079,625 shares of common stock were reserved for issuance under the Company's stock option plans.
  On December 9, 1992, the Board of Directors adopted a Shareholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right for each share of common stock held on December 23, 1992. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.
  The Rights will be exercisable and transferable apart from the common stock only if a person or group acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in a person or group beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that a person or group beneficially owns 10% or more of the common stock.

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


11.  RESTRUCTURING PROVISION

In the fourth quarter of 1993 the Company recorded a $40.6 million restructuring charge ($27.2 million net of income tax effect), based on management's estimate of the effects of the contemplated actions. The provision provided for sale or shutdown of certain small operating companies, consolidation of plants and product lines, employees' sever-ance, write-off of intangible assets which no longer had value and the write-down and sale of two vacant facilities. The charges reduced 1993 earnings per share by $4.14.
  Restructuring actions completed through 1994 included the sale of one small subsidiary, the sale of a vacant facility, employees' severance and the intangibles write-off, and comprised $19.1 million (before tax) of the recorded provision.


12.  BUSINESS SEGMENT INFORMATION

Details of the Company's operations by business segment for the years ended October 31 were as follows:

BUSINESS SEGMENT

In thousands

						1994         1993         1992
Net Sales
     Automation                            $ 108,642    $  94,460    $  91,449
     Aerospace and Defense                    93,370       99,071      111,077
     Instrumentation                          92,032       91,621      102,301
                                           ---------     --------     --------
                                           $ 294,044    $ 285,152    $ 304,827
                                           =========    =========    =========

Earnings (Loss) Before Income Taxes
     Automation                            $  11,913    $   7,887    $     957
     Aerospace and Defense                     9,809        7,259       14,856
     Instrumentation                           1,537          935        7,509
                                           ---------    ---------    ---------
        Operating Earnings                    23,259       16,081       23,322
                                           ---------    ---------    ---------
     Corporate expense                        (8,457)      (7,166)      (7,932)
     Restructuring provision(1)                 --        (40,626)         --
     Interest expense, net                    (5,985)      (6,324)      (7,246)
                                           ---------    ---------    ---------
                                          $    8,817    $ (38,035)   $   8,144
                                          ==========    =========    =========
Identifiable Assets
     Automation                           $   49,540    $  41,752    $  52,853
     Aerospace and Defense                    76,681       77,419       96,248
     Instrumentation                          49,822       55,744       67,818
     Corporate(2)                             39,932       30,757       15,105
                                          ----------    ---------    ---------
                                          $  215,975    $ 205,672    $ 232,024
                                          ==========    =========    =========
Capital Expenditures
     Automation                           $    4,214    $   2,402    $   3,788
     Aerospace and Defense                     3,158        4,125        3,821
     Instrumentation                           3,847        2,935        3,063
     Corporate                                    69           94           90
                                          ----------    ---------    ---------
                                          $   11,288    $   9,556    $  10,762
                                          ==========    =========    =========
Depreciation and Amortization
     Automation                           $    3,546    $   3,982    $   4,335
     Aerospace and Defense                     6,128        7,829        7,129
     Instrumentation                           6,257        7,158        7,984
     Corporate                                   483          290          375
                                          ----------    ---------    ---------
                                          $   16,414    $  19,259    $  19,823
                                          ==========    =========    =========

(1) Automation Group ($8,429), Aerospace and Defense Group ($21,117), Instrumentation Group ($8,866), Non-Group related ($2,214).
(2) Primarily prepaid pension expense (see Note 5) and cash. Also, 1994 and 1993 include net deferred tax assets (see Note 6).

Details of the Company's operations by geographic area for the years ended October 31 were as follows:


GEOGRAPHIC AREA

In thousands

                                                1994         1993         1992
Sales
     Domestic
       Unaffiliated customers - U.S.       $ 203,010    $ 195,808    $ 211,313
       Unaffiliated customers - export        34,248       33,163       33,126
       Intercompany                            6,231        4,163        4,300
                                           ---------    ---------    ---------
                                           $ 243,489    $ 233,134    $ 248,739
                                           ---------    ---------    ---------
     Foreign
       Unaffiliated customers              $  56,786    $  56,181    $  60,388
       Intercompany                              628           29         --
                                           ---------    ---------    ---------
                                           $  57,414    $  56,210    $  60,388
                                           ---------    ---------    ---------

     Eliminations                          $  (6,859)   $  (4,192)   $  (4,300)
                                           ---------    ---------    ---------

Net Sales                                  $ 294,044    $ 285,152    $ 304,827
                                           =========    =========    =========

Operating earnings  (1)
     Domestic                              $  20,449    $  13,042    $  18,888
     Foreign                                   2,994        2,833        3,864
     Eliminations                               (184)         206          570
                                           ---------    ---------    ---------
                                           $  23,259    $  16,081    $  23,322
                                           =========    =========    =========
Identifiable assets (2)
     Domestic                              $ 133,200    $ 142,644    $ 187,860
     Foreign                                  42,843       33,604       29,059
                                           ---------    ---------    ---------
                                           $ 176,043    $ 176,248    $ 216,919
                                           =========    =========    =========


(1)  Before 1993 restructuring provision, shown on page 41.
(2)  Excludes Corporate, shown on page 41.

The above sales are based upon geographic origin of sale.
Intercompany sales are made at selling prices comparable to those to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.
Operating earnings are net sales less operating expenses.

Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:


                                                1994         1993         1992
Printed circuit board drilling equipment         18%          16%          12%
Gauge products                                   13%          13%          13%
Combustible ordnance components                   9%           9%          12%



13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly financial information:
In thousands, except per share amounts


YEAR ENDED October 31, 1994        FOURTH         THIRD       SECOND       FIRST

Net sales                        $ 93,629      $ 71,676    $  70,867    $ 57,872
Gross margin                       37,559        28,496       27,867      21,725
Net earnings (loss)                 5,298         1,515        1,154        (404)
Net earnings (loss) per share    $    .80      $    .23    $     .18    $   (.06)



YEAR ENDED October 31, 1993

Net sales                        $ 77,109      $ 69,131    $ 71,588     $ 67,324
Gross margin                       30,155        26,730      27,288       25,411
Net earnings (loss)               (26,853)          404         483          331
Net earnings (loss) per share    $  (4.08)     $    .06    $    .07     $    .05


REPORT OF INDEPENDENT AUDITORS


To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington


  We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
- -------------------------
    Seattle, Washington
    December 5, 1994