Form 10-K, Exhibit 13
period 1996-10-31
ESTERLINE TECHNOLOGIES CORP
filed 1997-01-29
CIK 33619

EXHIBIT 13

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                  OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

        Esterline management continues to build upon a basic strategy of balancing inherent swings in demand in markets for capital intensive engineered products through the development of manufacturing businesses that serve different industrial markets. This approach was affirmed in 1996 as reduced sales and operating earnings experienced by the Automation and Instrumentation Groups were more than offset by a solid recovery realized by the Aerospace / Defense Group.

        Esterline presently consists of 13 separate operating units grouped into three business segments. The six units that comprise the core of the Company - Excellon, Whitney, Armtec, Auxitrol, Federal and Korry - accounted for approximately 81% and 82% of net sales and 81% and 83% of operating earnings in 1996 and 1995, respectively.

RESULTS OF OPERATIONS
YEAR ENDED OCTOBER 31, 1996
COMPARED TO YEAR ENDED OCTOBER 31, 1995

        Net sales remained consistent with the prior period at $352.8 million in 1996 compared with $351.9 million in 1995. Automation Group sales declined 6% to $146.7 million compared with $156.1 million for the prior year. Much of the revenue decline was attributed to uncertainty among automated manufacturing equipment users, especially in the printed circuit board industry, as they delayed capital purchase decisions. The Instrumentation Group also experienced a slight decrease in sales of 3% to $94.5 million compared with $97.8 million in 1995. However, on a proforma basis when results are restated for Scientific Columbus which was sold late in 1995, the group experienced an increase in net sales of 6%. The Aerospace / Defense Group compensated for the slight declines in revenues experienced by the other two segments by posting a 14% increase in net sales totalling $111.7 million compared to $98 million for the prior year. A recovering aerospace market and the acquisition of Mason Electric Co., which was completed at the beginning of the fourth quarter of 1996, were primarily responsible for the improvement. Net sales to foreign customers, including export sales by domestic operations, totaled $122.6 million and $124.1 million in 1996 and 1995, respectively, and accounted for 35% of the Company's net sales in both years.

        Net sales for the year ended October 31, by group, were as follows:

In thousands                                            96         95
-------------                                    ------------------------
Automation                                          $146,698    $156,116
Aerospace and Defense                                111,691      98,027
Instrumentation                                       94,454      97,754
                                                    $352,843    $351,897

Total gross margin as a percentage of sales remained consistent with the prior year at 39%. On a comparative basis, in 1996, the Automation and Aerospace/Defense Groups' gross margins increased while the Instrumentation Group's gross margin decreased. The gross margins by group ranged from 38% to 39% in 1996, compared with 38% to 41% in the prior year.

Selling, general and administrative expenses (which include corporate expenses, and research, development and related engineering costs) decreased to $103.4 million in 1996 when compared with $107.1 million in the prior year. Reductions were realized in large measure due to the absence of selling, general and administrative expenses at Scientific Columbus in 1996. As a percentage of sales, these expenses improved to 29% in 1996 from 30% in 1995. Research, development, and related engineering costs decreased to $15.4 million in 1996 from $16.6 million in 1995.

In 1996, operating earnings (excluding corporate expenses) increased 15% to $42.8 million from $37.3 million in the prior year. The primary areas of improvement were in the Aerospace / Defense Group where operating earnings more than doubled to $13.6 million in 1996 from $6.5 million in the prior year. Recovery in aerospace markets as well as the operating earnings generated by Mason contributed to this increase. The Automation Group's operating earnings decreased 2% to $23.7 million in 1996 from $24.2 million in 1995 reflecting a showdown in electronics industry capital expenditures. The Instrumentation Group's operating earnings decreased to $5.5 million in 1996 when compared with $6.6 million in the prior year.

Interest income for the year increased to $2 million in 1996 compared with $1.2 million in the prior year. Cash, generated from operations and the proceeds of a public offering, was primarily invested in tax-exempt securities.

Interest expense decreased $1.3 million in 1996 to $4.3 million compared with $5.6 million in 1995. This reduction is primarily related to a continuing decline in debt which included the initial principal payment on the 8.75% Senior Notes.

The effective income tax rate for 1996 was 33% compared with 34% in the prior year. The decrease in the effective rate is attributed primarily to tax-exempt interest generated in the current year.

Net earnings were $21.4 million, or $2.61 per share, for 1996 compared with net earnings of $17.4 million, or $2.53 per share, in the prior year period. In 1995, earnings included $.20 per share and $.12 per share from the restructuring credit and proceeds from a patent infringement settlement, respectively. Without these items, 1995 earnings per share from operations was $2.21.

Orders for 1996 increased 1% to $361.4 million from $358.3 million in the prior year period. Backlog at October 31, 1996 was $127.3 million compared with $103.2 million a year earlier. The increase in backlog relates to the aerospace recovery and the Mason acquisition. Approximately $24.6 million of backlog was scheduled to be delivered after 1997. All orders in backlog are subject to cancellation until delivery.


                       YEAR ENDED OCTOBER 31, 1995
                 COMPARED TO YEAR ENDED OCTOBER 31, 1994

Net sales in 1995 were $351.9 million compared with $294 million in 1994. The net sales improvement was primarily attributable to the Automation Group, where net sales increased $47.5 million, or 44%, to $156.1 million. The Automation Group benefited from a strong market for automated manufacturing equipment, particularly at Excellon where the growing capacity requirements of circuit board manufacturers and the proliferation of increasingly smaller holes was helping to drive replacement of older drilling machines. Net sales in the Company's two other groups, Aerospace / Defense and Instrumentation, also improved in 1995. In the Aerospace / Defense Group, net sales for 1995 were $98 million, compared with $93.4 million in the prior year. This increase was primarily due to a strengthening in the aerospace markets. Instrumentation Group net sales for 1995 were $97.8 million, versus $92 million in 1994. This increase was primarily a result of new product introductions and expanded sales efforts at Federal. Including export sales by domestic operations, net sales to foreign buyers totaled $124.1 million and $91 million in 1995 and 1994, respectively and accounted for 35% and 31% of the Company's total net sales in each year, respectively. Total gross margin as a percentage of sales remained consistent with the prior year at 39%. Gross margin percentages by business segment decreased in 1995 in both the Automation and Aerospace / Defense Groups, and increased in the Instrumentation Group. By group, gross margins ranged from 38% to 41% in 1995, compared with 39% to 42% in the prior year. Selling, general and administrative expenses (which includes corporate expenses, and research, development and related engineering costs but excludes the restructuring credit) for 1995 increased to $107.1 million compared with $100.8 million in 1994. As a percent of sales, however, they decreased from 34% in 1994 to 30% in 1995 because of cost containment and operating leverage the Company is experiencing due to increased sales volumes. Research, development and related engineering costs for 1995 increased to $16.6 million, versus $13.7 million in 1994, reflecting the Company's continuing commitment to invest in strategic product development programs. Operating earnings (excluding corporate expenses and the restructuring credit) increased from $23.3 million in 1994 to $37.3 million in 1995. The improvement was primarily attributable to the Automation Group where earnings more than doubled to $24.2 million in 1995 from $11.9 million in 1994. The Automation Group's earnings improvement is due to the operating leverage of increased sales. The earnings of the Instrumentation Group also increased sharply from $1.5 million to $6.6 million due to favorable product mix of sales and receipt of a patent infringement settlement of $1.3 million. The Aerospace / Defense Group's earnings decreased to $6.5 million in 1995 from $9.8 million in the prior year. This decrease was primarily due to the above referenced decline in gross margins.

Interest income for 1995 was $1.2 million compared with $0.1 million in 1994 due to increases in cash and equivalents which were generated primarily from operations.

Interest expense for 1995 was $5.6 million compared with $6.1 million in 1994 due primarily to reduced debt levels.

The effective income tax rate for 1995 was 34% compared with 14% in 1994. The low effective 1994 rate was primarily due to a $2 million benefit recorded in 1994 from a settlement with the Internal Revenue Service of audits of certain federal income tax returns.

Net earnings for 1995, were $17.4 million, or $2.53 per share, compared with net earnings of $7.6 million, or $1.15 per share in the prior year period. Earnings in the current year period include $.20 per share and $.12 per share, respectively, from the restructuring credit and patent infringement settlement discussed above.

Orders for 1995, were $358.3 million, compared with $319.4 million a year earlier. The increase was primarily attributable to the Automation Group and its improved markets as discussed above. Backlog at October 31, 1995 was $103.2 million, compared with $96.8 million a year earlier. Approximately $11.9 million of Companywide backlog was scheduled to be delivered after 1996.


                     LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents at October 31, 1996 totaled $46.4 million, an increase of $24.3 million from October 31, 1995. This increase was generated through operations and a public offering of common stock, and was reduced by acquisitions, debt paydown and an increase in other working capital elements. Net working capital increased to $73.4 million at October 31, 1996 from 35.7 million at October 31, 1995.

Total debt at October 31, 1996 was $40.9 million, a $9.4 million decrease from a year earlier. The debt reduction is primarily due to a scheduled principal payment of $5.7 million on the Company's 8.75% Senior Notes. The scheduled repayments began on July 30, 1996 and will continue annually until maturity on July 30, 2002. At October 31, 1996, total outstanding debt included $34.3 million under the Company's 8.75% Senior Notes, and $6.6 million under various foreign currency debt agreements. Total credit facilities equaled $44 million of which $35.4 million was available at October 31, 1996. The Company recently renegotiated its primary bank financing arrangement, reducing the covenant restrictions and lowering the interest rate.

Capital expenditures, consisting of buildings, machinery, equipment and computers are anticipated to be approximately $27 million during fiscal 1997, compared with $17.2 million in 1996. The planned increase in capital expenditures for fiscal 1997 primarily relates to the need for new, expanded manufacturing facilities. Capital expenditures for 1996 (excluding acquisitions) were comprised of machinery, equipment and computers.

Management believes cash on hand, funds generated from operations and available bank credit lines will adequately service cash requirements through fiscal 1997.

                        FORWARD-LOOKING STATEMENTS

Certain statements in the above commentary and throughout this annual report contain forward-looking information that involves risk and uncertainty, including industry trends, backlog, capital expenditures and cash requirements. The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers served. The products sold by most of these businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end-user. Also a significant portion of the sales and profitability of some Company businesses is derived from the telecommunications, computer, aerospace and defense markets. Changes in general economic conditions or conditions in these and other specific industries, capital acquisition cycles, and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. Thus, these forward-looking statements may be materially different from actual future outcomes. The Company does not undertake any obligation to publicly release the results of any revisions that may be made to these forward-looking statements to reflect any future events or circumstances.

                     RECENT ACCOUNTING PRONOUNCEMENT

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This Statement defines and prescribes a fair value based method of accounting for stock-based compensation plans in which compensation cost is computed at the option grant date and expensed over a service period. While full adoption of this statement is encouraged, companies will be permitted to continue accounting for stock-based compensation under the current guidance of Accounting Principles Board (APB) Opinion No. 25; provided that certain pro forma disclosures of the impact of full implementation are made. The Company does not plan to adopt the accounting provisions of this standard and accordingly will continue applying the provisions of APB Opinion No. 25.



                                            SELECTED FINANCIAL DATA

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS,
FOR THE YEARS ENDED OCTOBER 31,                96             95           94            93          92
-------------------------------------------------------------------------------------------------------

Operating Results
Net sales                                $352,843       $351,897     $294,044      $285,152    $304,827
Cost of sales                             215,015        215,934      178,397       175,568     187,235
Selling, general and administrative       103,415        107,113      100,845       100,669     102,202
Restructuring provision (credit)               --         (2,067)          --        40,626         --
Interest income                            (1,989)        (1,156)        (113)         (122)       (143)
Interest expense                            4,328          5,598        6,098         6,446       7,389
Income tax expense (benefit)               10,720          9,094        1,254       (12,400)      3,050
Net earnings (loss)                        21,354         17,381        7,563       (25,635)      5,094
Net earnings (loss) per share            $   2.61       $   2.53     $   1.15      $  (3.90)   $   0.76

Financial Structure
Total assets                             $276,646       $225,714     $217,524      $205,672    $232,024
Long-term debt, net                        29,007         35,543       41,714        62,267      68,622
Shareholders' equity                      142,304         83,706       65,491        55,323      82,622
Average number of shares outstanding        8,167          6,870        6,571         6,579       6,667


                              MARKET PRICE OF ESTERLINE COMMON STOCK

Principal Market - New York Stock Exchange


FOR THE YEARS ENDED OCTOBER 31,              96                       95
------------------------------------------------------------------------------

Quarter                               High         Low       High        Low
First                                $24.00      $19.13     $14.75     $11.13
Second                                23.88       20.38      17.63      12.50
Third                                 26.00       18.75      24.75      16.63
Fourth                                23.38       20.00      30.38      21.25


At October 31, 1996 there were approximately 1,032 holders of record of the Company's common stock. Certain of the Company's financing arrangements impose restrictions on the payment of dividends. (See Note 6 of Notes to Consolidated Financial Statements.)


                              CONSOLIDATED STATEMENT OF OPERATIONS

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS,
FOR THE YEARS ENDED OCTOBER 31,                96           95           94
-----------------------------------------------------------------------------

Net Sales                              $  352,843      $ 351,897  $  294,044

Costs and Expenses
   Cost of sales                          215,015        215,934     178,397
   Selling, general and administrative    103,415        107,113     100,845
   Restructuring credit                        --         (2,067)         --
   Interest income                         (1,989)        (1,156)       (113)
   Interest expense                         4,328          5,598       6,098
-----------------------------------------------------------------------------
                                          320,769        325,422     285,227
-----------------------------------------------------------------------------

Earnings Before Income Taxes               32,074         26,475       8,817
Income Tax Expense                         10,720          9,094       1,254
-----------------------------------------------------------------------------
Net Earnings                          $    21,354      $  17,381    $  7,563
=============================================================================
Net Earnings Per Share                   $   2.61      $    2.53       $1.15
=============================================================================

                see notes to consolidated financial statements



                            CONSOLIDATED BALANCE SHEET

IN THOUSANDS, OCTOBER 31,                                 96           95
----------------------------------------------------------------------------

ASSETS

Current Assets
   Cash and equivalents                               $  46,436    $  22,097
   Accounts receivable, net of
     allowances of $4,084 and $4,117                     69,120       63,825
   Inventories                                           45,399       39,963
   Deferred income taxes                                 15,321       14,122
   Prepaid expenses                                       2,504        2,199
----------------------------------------------------------------------------
        Total Current Assets                            178,780      142,206

Property, Plant and Equipment
   Land                                                   3,619        3,913
   Buildings                                             43,875       43,669
   Machinery and equipment                              112,809       99,076
----------------------------------------------------------------------------
                                                        160,303      146,658
   Accumulated depreciation                             106,813       97,426
----------------------------------------------------------------------------
                                                         53,490       49,232

Intangibles, net and Other Assets                        44,376       34,276
----------------------------------------------------------------------------
                                                      $ 276,646    $ 225,714
============================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

   Accounts payable                                   $  20,836    $  23,143
   Accrued liabilities                                   68,492       66,363
   Credit facilities                                      5,242        7,721
   Current maturities of long-term debt                   6,660        7,030
   Federal and foreign income taxes                       4,105        2,208
----------------------------------------------------------------------------
        Total Current Liabilities                       105,335      106,465

Long-Term Debt                                           29,007       35,543

Shareholders' Equity
   Common stock, par value $.20 per
     share, authorized 30,000,000
     shares, issued and outstanding
     8,501,668 and 6,645,780 shares                       1,700        1,328
   Capital in excess of par value                        48,417       10,390
   Retained earnings                                     93,686       72,332
   Cumulative translation adjustment                     (1,499)        (344)
-----------------------------------------------------------------------------
        Total Shareholders' Equity                      142,304       83,706
----------------------------------------------------------------------------
                                                      $ 276,646    $ 225,714
===========================================================================

                see notes to consolidated financial statements



                                  CONSOLIDATED STATEMENT OF CASH FLOWS

IN THOUSANDS, FOR THE YEARS ENDED OCTOBER 31,                       96           95           94
------------------------------------------------------------------------------------------------

Cash Flows Provided (Used) by Operating Activities
   Net earnings                                                $21,354     $ 17,381      $ 7,563
   Restructuring credit                                             --       (2,067)          --
   Depreciation and amortization                                16,269       16,599       16,414
   Deferred income taxes                                          (413)      (2,969)      (1,303)
   Working capital changes, net of effect of acquisitions
        Accounts receivable                                     (4,319)         280      (15,625)
        Inventories                                             (2,694)      (9,496)       7,590
        Prepaid expenses                                          (291)        (176)          38
        Accounts payable                                        (2,399)       4,121        3,564
        Accrued liabilities                                        605        7,196        6,910
        Federal and foreign income taxes                         1,886          897          144
   Other, net                                                    2,411          882           92
------------------------------------------------------------------------------------------------
                                                                32,409       32,648       25,387
------------------------------------------------------------------------------------------------

Cash Flows Provided (Used) by Investing Activities
   Capital expenditures                                        (17,203)     (11,461)     (11,288)
   Capital dispositions                                          1,054        3,773        3,945
   Acquisitions                                                (20,485)          --           --
------------------------------------------------------------------------------------------------
                                                               (36,634)      (7,688)      (7,343)
------------------------------------------------------------------------------------------------

Cash Flows Provided (Used) by Financing Activities
   Net change in credit facilities                              (2,214)       7,483       (5,218)
   Repayment of long-term debt                                  (6,812)     (19,837)      (7,290)
   Net proceeds provided by sale of common stock                38,365           --           --
------------------------------------------------------------------------------------------------
                                                                29,339      (12,354)     (12,508)
------------------------------------------------------------------------------------------------

Effect of Exchange Rates                                          (775)         415          322
Net Increase in Cash and Equivalents                            24,339       13,021        5,858

Cash and Equivalents - Beginning of Year                        22,097        9,076        3,218
------------------------------------------------------------------------------------------------
Cash and Equivalents - End of Year                             $46,436     $ 22,097      $ 9,076
================================================================================================

Supplemental Cash Flow Information
Cash paid during the year for
   Interest expense                                            $ 4,480     $  4,577      $ 6,033
   Income taxes                                                  6,357       10,452        2,212

                             see notes to consolidated financial statements



                             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

IN THOUSANDS, FOR THE YEARS ENDED OCTOBER 31,                       96           95           94
------------------------------------------------------------------------------------------------

Common Stock, par value $.20 per share
   Beginning of year                                           $ 1,328      $ 1,302      $ 1,302
   1,800,000 shares issued                                         360           --           --
   Shares issued under stock option plans                           12           26           --
------------------------------------------------------------------------------------------------
   End of year                                                   1,700        1,328        1,302
------------------------------------------------------------------------------------------------

Capital in Excess of Par Value
   Beginning of year                                            10,390       10,482       10,482
   1,800,000 shares issued                                      38,005           --           --
   Shares issued under stock option plans                           22          (92)          --
------------------------------------------------------------------------------------------------
   End of year                                                  48,417       10,390       10,482
------------------------------------------------------------------------------------------------

Retained Earnings
   Beginning of year                                            72,332       54,951       47,388
   Net earnings                                                 21,354       17,381        7,563
------------------------------------------------------------------------------------------------
   End of year                                                  93,686       72,332       54,951
------------------------------------------------------------------------------------------------

Cumulative Foreign Currency Translation Adjustments
   Beginning of year                                              (344)      (1,244)      (3,849)
   Change in foreign currency translation                       (1,155)         900        2,605
------------------------------------------------------------------------------------------------
   End of year                                                  (1,499)        (344)      (1,244)
------------------------------------------------------------------------------------------------
Shareholders' Equity                                          $142,304      $83,706      $65,491
================================================================================================

                              see notes to consolidated financial statements





                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      ACCOUNTING POLICIES

NATURE OF OPERATIONS Esterline Technologies Corporation (the Company) - through its 13 separate operating units - designs, manufactures and markets a broad array of capital intensive engineered products. The company principally serves the aerospace and defense industry, electronic equipment manufacturers, metal fabricators and general manufacturing industries throughout the world.

BASIS OF PRESENTATION The consolidated financial statements include all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in the preceding period to conform with the current year's presentation.

MANAGEMENT ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

FOREIGN CURRENCY TRANSLATION Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity. Transaction gains and losses are included in income and have not been significant in amount.

INVENTORIES Most inventories are stated at the lower of cost (first in, first out) or market. Three subsidiaries state their inventories at the lower of cost (last in, first out) or market. Inventory cost includes material, labor and factory overhead.

RESEARCH, DEVELOPMENT AND RELATED ENGINEERING COSTS Research, development and related engineering costs approximated $15,373,000, $16,638,000 and $13,711,000 in 1996, 1995 and 1994, respectively, and are generally expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION Property, plant and equipment is carried at cost and includes expenditures for major improvements which increase useful lives. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is also computed using various accelerated methods.

INTANGIBLES Intangible assets arise primarily from business acquisitions and include the cost of purchased businesses in excess of amounts assigned to identifiable assets. Intangible assets are being amortized over estimated lives of up to 30 years.

ASSET VALUATION   The carrying amount of long-life assets is reviewed
periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the carrying amount is adjusted.

ENVIRONMENTAL   Environmental exposures are provided for in total at the
time they are known to exist or are considered reasonably probable.

EARNINGS PER SHARE Earnings per share is computed using the average number of common and common equivalent shares outstanding during each year. The average number of shares were 8,167,000, 6,870,000, and 6,571,000 in 1996, 1995 and 1994, respectively.

CASH EQUIVALENTS   Cash equivalents consist of highly liquid investments
with maturities of three months or less. Fair value of cash equivalents approximates carrying value.


NOTE 2      INVENTORIES


Inventories at October 31 consisted of the following:

IN THOUSANDS                                         96           95
----------------------------------------------------------------------

Raw materials and purchased parts                 $15,880      $11,422
Work in process                                    23,195       22,052
Finished goods                                      6,324        6,489
----------------------------------------------------------------------
                                                  $45,399      $39,963
======================================================================

Inventories stated under the last in, first out method totaled $9,653,000 and $9,989,000 at October 31, 1996 and 1995, respectively. Had the first in, first out method been used, these inventories would have been $4,450,000 and $3,896,000 higher than reported at October 31, 1996 and 1995, respectively.


NOTE 3      ACCRUED LIABILITIES

Accrued liabilities at October 31 consisted of the following:

IN THOUSANDS                                         96           95
----------------------------------------------------------------------

Payroll and other compensation                    $19,670      $19,971
Self-insurance provisions                           8,649        7,151
Interest                                            2,321        2,453
Warranties                                          9,065       10,202
State and other tax accruals                        8,554        6,912
Other                                              20,233       19,674
----------------------------------------------------------------------
                                                  $68,492      $66,363
======================================================================


NOTE 4    RETIREMENT BENEFITS

Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates on benefit obligations and expected long-term rates of return on plan assets of 7.5% and annual compensation increases of 5%. Plan assets primarily consist of publicly traded common stocks, bonds and government securities.

Total pension expense for all benefit plans, including defined benefit plans, was $2,329,000, $2,016,000 and $1,232,000 for the years ended
October 31, 1996, 1995 and 1994, respectively. Net periodic pension expense for the Company's defined benefit plans for the years ended October 31 consisted of the following:

IN THOUSANDS                                        96         95       94
-----------------------------------------------------------------------------

Service cost - benefits earned during the year   $ 2,871   $ 2,316   $  2,322
Interest cost on projected benefit obligation      5,154     4,698      4,457
Actual return on plan assets - investment gains   (8,074)  (13,496)    (2,827)
Net amortization and deferral                      1,319     7,599     (3,515)
-----------------------------------------------------------------------------
Net pension expense                              $ 1,270   $ 1,117    $   437
=============================================================================

The funded status of the defined benefit pension plan at October 31 was as follows:

IN THOUSANDS                                              96           95
---------------------------------------------------------------------------

Plan assets at fair value                               $91,509     $84,598
Projected benefit obligation for service
  rendered to date                                      71,066       62,223
---------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation   20,443       22,375
Unrecognized net gain                                   (7,576)      (8,297)
Unrecognized transition asset                           (1,925)      (2,406)
----------------------------------------------------------------------------
Prepaid pension expense, included in other assets      $10,942      $11,672
===========================================================================
Actuarial present value of accumulated benefit
  obligation, including vested benefits of
  $62,012 and $51,716                                  $62,329      $51,978
===========================================================================

The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement. The related accrued pension liability was $2,630,000 and $2,046,000 as of October 31, 1996 and 1995, respectively.


NOTE 5    INCOME TAXES

Income tax expense (benefit) for the years ended October 31 consisted of the following:

IN THOUSANDS                                    96        95         94
--------------------------------------------------------------------------

Current                                     $11,133     $12,063   $ 2,557
Deferred                                       (413)     (2,969)   (1,303)
--------------------------------------------------------------------------
                                            $10,720     $ 9,094   $ 1,254
==========================================================================

Primary components of the Company's deferred tax assets and (liabilities) for the years ended October 31 resulted from temporary tax differences associated with the following:

IN THOUSANDS                                         96          95
--------------------------------------------------------------------------

Reserves and liabilities                         $17,546      $15,797
Employee benefits                                  4,007        4,039
Foreign tax loss carryforward                      1,430        1,627
--------------------------------------------------------------------------
Total deferred tax assets                         22,983       21,463

Depreciation and amortization                     (2,902)      (1,412)
Retirement benefits                               (3,034)      (3,417)
-------------------------------------------------------------------------
Total deferred tax liabilities                    (5,936)      (4,829)
-------------------------------------------------------------------------
                                                 $17,047      $16,634
=========================================================================

A valuation allowance was not required due to the nature of and circumstances associated with the temporary tax differences.

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate for the years ended October 31 was as follows:
                                               96         95         94
-------------------------------------------------------------------------

U.S. statutory income tax rate                35.0%      35.0%      34.0%
State income taxes                             2.8        3.5        6.6
Foreign tax rates                             (0.3)      (1.5)       2.5
Foreign sales corporation                     (2.1)      (1.7)      (3.5)
Tax settlement                                  --         --      (22.7)
Tax exempt interest                           (1.5)        --         --
Other, net                                    (0.5)      (1.0)      (2.7)
-------------------------------------------------------------------------
Effective income tax rate                     33.4%      34.3%      14.2%
=========================================================================

During 1994, the Internal Revenue Service completed an examination of certain federal income tax returns and reached agreement with the Company on various filing positions. As a result, the Company recorded a $2,000,000 tax benefit in the fourth quarter of 1994.

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits.


NOTE 6     DEBT

Long-term debt at October 31 consisted of the following:

IN THOUSANDS                                        96          95
---------------------------------------------------------------------

8.75% Senior Notes, due 2002                     $34,285      $40,000
Other                                              1,382        2,573
---------------------------------------------------------------------
                                                  35,667       42,573

Less current maturities                            6,660        7,030
---------------------------------------------------------------------
                                                 $29,007      $35,543
=====================================================================

The 8.75% Senior Notes are unsecured and payable in equal annual installments. Interest is payable semi-annually in January and July of each year. The aggregate long-term debt maturing in the next five years is as follows: 1997 - $6,660,000; 1998 -$6,023,000; 1999 - $5,780,000;
2000 - $5,775,000; 2001 - $5,714,000.

Short-term credit facilities at October 31 consisted of the following:

IN THOUSANDS              96                                  95
--------------------------------------------------------------------------

              Outstanding     Interest             Outstanding    Interest
              Borrowings        Rate               Borrowings       Rate

U. S. dollar     $  --           --                 $  --             --
Foreign           5,242         7.8%                 7,721           7.7%
--------------------------------------------------------------------------
                 $5,242                             $7,721
==========================================================================

During 1996, the Company renegotiated its primary U.S. dollar credit facility of $35,000,000 with a group of banks. The new credit facility is unsecured and interest is based on standard inter-bank offering rates. The company's credit facilities total $44,000,000, including unsecured foreign currency credit facilities of $9,000,000. The credit facilities contain various covenant restrictions, including maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. Available credit under the above credit facilities was $35,358,000 when reduced by outstanding borrowings and letters of credit of $3,400,000.

The fair value of the Company's long-term debt and short-term credit facilities was estimated at $41,900,000 and $51,500,000 at October 31, 1996 and 1995, respectively. These estimates were derived using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

NOTE 7    CONTINGENCIES

In October 1995, the Company identified irregularities in the allocation of certain labor charges at its Armtec Defense Products subsidiary and is participating in the Department of Defense Voluntary Disclosure Program. Management believes that the eventual outcome of this issue will not have a material adverse effect on the financial position or future operating results of the Company.

In addition, the Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, including those associated with Government contracting activities, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. Liabilities have been accrued for environmental remediation costs expected to be incurred in the disposition of manufacturing facilities. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.

NOTE 8   OPERATING LEASES

Net rental expense for operating leases amounted to $3,159,000, $3,103,000 and $3,170,000 in 1996, 1995 and 1994, respectively.

The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

IN THOUSANDS

1997                                                           $ 3,090
1998                                                             2,896
1999                                                             2,605
2000                                                             2,394
2001                                                             2,474
2002 and thereafter                                              7,138
----------------------------------------------------------------------
                                                               $20,597
======================================================================


NOTE 9     STOCK OPTION PLANS

At October 31, 1996, the Company had 851,500 shares of common stock reserved for issuance to officers and key employees under its 1987 Stock Option Plan, of which 93,375 shares were available for future grant. Authority to grant additional shares under the 1987 Plan expires on October 28, 1997. The Board of Directors has approved a replacement plan and intends to solicit shareholder approval for its plan including the allocation of 400,000 additional shares to be issuable under the new plan at the next shareholders' meeting on March 5, 1997.

The Board of Directors has authorized the Compensation and Stock Option Committee to administer option grants, and their terms, under both plans. Options granted under the plans become exercisable over a period of four years following the date of grant and expire not later than the tenth anniversary of the grant. Option exercise prices are equal to the fair value of the Company's common stock on the date of grant.

The following summarizes the changes in outstanding options granted under the Company's stock option plans:

                                            Shares     Option Prices Per Share

Balance - October 31, 1993                 978,500        $ 7.63 - $11.25
   Granted                                 119,000          7.38 -   9.88
   Canceled                                (54,000)         7.38 -  11.25
   Exercised                                (5,000)                  9.00
-------------------------------------------------------------------------
Balance - October 31, 1994               1,038,500          7.38 -  11.25

   Granted                                 105,000         12.88 -  17.75
   Canceled                                 (7,500)         7.38 -  11.25
   Exercised                              (381,375)         7.38 -   9.50
-------------------------------------------------------------------------
Balance - October 31, 1995                 754,625          7.38 -  17.75

   Granted                                 129,000         21.00 -  23.38
   Canceled                                 (3,750)                  7.63
   Exercised                              (121,750)         7.38 -  11.25
-------------------------------------------------------------------------
Balance - October 31, 1996                 758,125        $ 7.38 - $23.38
=========================================================================
Exercisable at October 31, 1996            475,250        $ 7.38 - $17.75
=========================================================================

NOTE 10    CAPITAL STOCK

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1996, there were no shares of preferred stock outstanding and 851,500 shares of common stock were reserved for issuance under the Company's stock option plans.

On February 8, 1996 the Company completed the public offering of 1.8 million shares of common stock priced at $23 per share, generating net proceeds of $38.4 million. These funds provide additional financial resources for general corporate purposes, including the acquisition of other companies.

The Company has a Shareholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right for each share of common stock held on December 23, 1992. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.

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

NOTE 11     ACQUISITIONS

On August 1, 1996, the Company acquired all of the operating assets of Mason Electric Company. The purchase method of accounting was used, with the results of operations included since the date of acquisition. The allocation of purchase price to the assets and liabilities acquired was based on preliminary estimates of fair value, and is subject to finalization. The Company also acquired a noncontrolling equity interest in a company, and executed an agreement to acquire a product line. The total purchase price, including closing and other direct costs of these purchase transactions was approximately $22 million, and includes excess of cost over identifiable tangible and intangible assets of approximately $12 million.

On a pro forma basis, prepared as though the business combination had occurred at the beginning of fiscal 1995, consolidated revenues would be $365,108,000 and $365,685,000, net earnings would be $21,910,000 and
$17,729,000, and net earnings per share would be $2.68 and $2.58, for the years ended October 31, 1996 and 1995, respectively. These pro forma results are unaudited, have been prepared for comparative purposes only, and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1995, or of results which may occur in the future.

NOTE 12     RESTRUCTURING PROVISION

The Company recorded a restructuring charge in the fourth quarter of 1993. In the third quarter of fiscal year 1995 the Company recorded a credit of $2.1 million ($1.4 million, or $.20 per share, net of income tax) representing the substantial completion of the 1993 restructuring.

NOTE 13     BUSINESS SEGMENT INFORMATION

Details of the Company's operations by business segment for the years ended October 31 were as follows:

Business Segment

IN THOUSANDS                                   96         95           94
-----------------------------------------------------------------------------

Net Sales
   Automation                              $146,698    $ 156,116     $108,642
   Aerospace and Defense                    111,691       98,027       93,370
   Instrumentation                           94,454       97,754       92,032
-----------------------------------------------------------------------------
                                           $352,843    $ 351,897     $294,044
=============================================================================

Earnings Before Income Taxes
   Automation                              $ 23,684    $  24,215     $ 11,913
   Aerospace and Defense                     13,649        6,493        9,809
   Instrumentation                            5,507        6,627        1,537
-----------------------------------------------------------------------------
        Operating Earnings                   42,840       37,335       23,259
-----------------------------------------------------------------------------

   Corporate expense                         (8,427)      (8,485)      (8,457)
   Restructuring credit                          --        2,067           --
   Interest income                            1,989        1,156          113
   Interest expense                          (4,328)      (5,598)      (6,098)
-----------------------------------------------------------------------------
                                           $ 32,074    $  26,475     $  8,817
=============================================================================

Identifiable Assets
   Automation                              $ 67,360    $  57,849     $ 49,540
   Aerospace and Defense                     86,303       68,785       76,681
   Instrumentation                           46,507       45,412       49,822
   Corporate(1)                              76,476       53,668       41,481
-----------------------------------------------------------------------------
                                           $276,646    $ 225,714     $217,524
=============================================================================

Capital Expenditures
   Automation                              $  7,379    $   5,848     $  4,214
   Aerospace and Defense                      3,414        2,750        3,158
   Instrumentation                            5,926        2,833        3,847
   Corporate                                    484           30           69
-----------------------------------------------------------------------------
                                           $ 17,203    $  11,461     $ 11,288
=============================================================================

Depreciation and Amortization
   Automation                              $  4,667    $   4,388     $  3,546
   Aerospace and Defense                      5,705        6,002        6,128
   Instrumentation                            5,618        5,754        6,257
   Corporate                                    279          455          483
-----------------------------------------------------------------------------
                                           $ 16,269    $  16,599     $ 16,414
=============================================================================

(1) Primarily cash, prepaid pension expense (see Note 4) and net deferred tax assets (see Note 5).

NOTE 13     BUSINESS SEGMENT INFORMATION (CONTINUED)

The Company's operations by geographic area for the years ended October 31 were as follows:

Geographic Area
IN THOUSANDS                                      96         95          94
-----------------------------------------------------------------------------
Sales
   Domestic
        Unaffiliated customers - U.S.         $230,286    $227,810   $203,010
        Unaffiliated customers - export         57,130      61,051     34,248
        Intercompany                            11,367      11,132      6,231
-----------------------------------------------------------------------------
                                               298,783     299,993    243,489
-----------------------------------------------------------------------------

   Foreign
        Unaffiliated customers                  65,427      63,036     56,786
        Intercompany                             1,900       1,073        628
-----------------------------------------------------------------------------
                                                67,327      64,109     57,414
-----------------------------------------------------------------------------

   Eliminations                                (13,267)    (12,205)    (6,859)
-----------------------------------------------------------------------------

Net Sales                                     $352,843    $351,897   $294,044
=============================================================================

Operating earnings (1)
   Domestic                                   $ 41,227    $ 38,238   $ 20,449
   Foreign                                       1,195         (80)     2,994
   Eliminations                                    418        (823)      (184)
-----------------------------------------------------------------------------
                                               $42,840    $ 37,335   $ 23,259
=============================================================================

Identifiable assets (2)
   Domestic                                   $157,069    $134,897   $133,200
   Foreign                                      43,101      37,149     42,843
-----------------------------------------------------------------------------
                                              $200,170   $ 172,046   $176,043
=============================================================================
1  Before restructuring credit and corporate expense, shown on page 44.
2  Excludes Corporate, shown on page 44.

The Company's principal foreign operations consist of manufacturing facilities located in France, Spain, Mexico and Italy and include sales and service operations located in England, Germany, Japan and France.

The above sales are based upon geographic origin of sale. Intercompany sales are made at selling prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.

Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

                                               96          95      94
----------------------------------------------------------------------

Printed circuit board drilling equipment       22%         26%     18%
Gauge products                                 12%         12%     13%


NOTE 14     QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly financial information:


IN THOUSANDS, EXCEPT PER SHARE AMOUNTS      FOURTH     THIRD     SECOND     FIRST
---------------------------------------------------------------------------------

Year ended October 31, 1996
Net sales                                  $98,142   $81,729    $88,975    $83,997
Gross margin                                36,519    32,205     35,802     33,302
Net earnings                                 6,782     5,028      6,195      3,349
Net earnings per share1                    $   .78   $   .58    $   .75    $   .48

Year ended October 31, 1995
Net sales                                  $96,435   $87,318    $84,812    $83,332
Gross margin                                36,642    34,334     30,993     33,994
Net earnings                                 5,543     6,589(2)   3,051      2,198
Net earnings per share                     $   .84   $   .93(2)  $  .44    $   .32

1 The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding for each period.

2 Net earnings in the third quarter of 1995 reflect nonrecurring items including a pre-tax restructuring credit of $2.1 million, or $.20 per share on an after-tax basis, and a pre-tax patent infringement settlement credit of $1.3 million, or $.12 per share on an after-tax basis. Without these credits, net earnings would have been $4.2 million, or $.61 per share.



                     REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Seattle, Washington
December 11, 1996