Form 10-K405, Exhibit 13
period 1997-10-31
ESTERLINE TECHNOLOGIES CORP
filed 1998-01-29
CIK 33619

MANAGEMENT'S DISCUSSION + ANALYSIS

          GENERAL

Esterline's (the Company) record sales performance in 1997 reaffirmed management's strategy of serving multiple industrial markets with high quality, capital-intensive engineered products. Management focused significant attention on converting the Company's strong capital position into growth through investment in product development and acquisitions. Completed acquisitions included a product line during 1997 and, subsequent to year-end, two additional product lines and a small manufacturing company. Management continues to pursue other acquisition opportunities. The Company consists of 12 separate operating units organized into three business groups - Automation (4 units), Aerospace/Defense (6 units) and Instrumentation (2 units). Combined, Excellon, Auxitrol and Korry - the largest units in each Group - account for 49% and 51% of net sales and 41% and 54% of operating earnings in 1997 and 1996, respectively.

          RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 1997
COMPARED TO YEAR ENDED OCTOBER 31, 1996

Net sales for 1997 grew 11% when compared with the prior period. Sales by Group were as follows:

                         increase from
dollars in thousands         prior year          1997           1996

Automation                          3%       $150,522       $146,698
Aerospace and Defense              26%        140,200        111,691
Instrumentation                     6%        100,236         94,454
--------------------------------------------------------------------
                                             $390,958       $352,843
====================================================================

Net sales were a record $391 million and showed increases across all Groups for 1997. The improvement was driven by the Aerospace/Defense Group which benefited from the overall strong aerospace market demand and the effects of a full year of operation from Mason Electric, acquired in August 1996. The Instrumentation Group also improved due to the strengthening order rate in aerospace-related and quality control instrumentation markets, despite the divestiture of Angus Electronics in May. Sales activity for the Automation Group began the year at the slow pace experienced during the second half of 1996. Indications of improvement in the electronic component industry noted in the first quarter of 1997 were realized by the Group over the remainder of the year. Net sales to foreign customers, including export sales by domestic operations, totaled
$129.6 million and $122.6 million, and accounted for 33% and 35% of the Company's net sales for 1997 and 1996, respectively.
     Total gross margin as a percentage of net sales was 38% during 1997 compared with 39% in the prior year. On a comparative basis, the Aerospace/Defense Group's gross margin increased due to overall favorable commercial aerospace market conditions. Both the Instrumentation and Automation Groups experienced decreases in gross margins. The decreases were primarily the result of pricing pressures due to the strong U.S. dollar. Other contributing factors were consolidation within the printed circuit board manufacturing industry and new product/program start-up costs. Gross margins by Group ranged from 35% to 41% in 1997, compared with 38% to 39% in the prior year.
     Selling, general and administrative expenses (which include corporate expenses, and research, development and related engineering costs) increased to $108.5 million in 1997 compared with $103.4 million in the prior year. Just under half of the overall increase was from research, development and related engineering spending which increased to $17.6 million in 1997 from $15.4 million in 1996. As a percentage of net sales, selling, general and administrative expenses improved to 28% in 1997 from 29% in 1996.
     Operating earnings (excluding corporate expenses) increased 11% to $47.6 million compared with $42.8 million in the prior year. The Aerospace/Defense and Instrumentation Groups posted operating earnings of $22.3 million and $9.9 million in 1997 compared with $13.6 million and $5.5 million in 1996. Strong aerospace markets, operating earnings generated by Mason, the sale of Angus and increased demand for quality control instrumentation contributed to this improvement. The Automation Group's operating earnings decreased 35% for the year to $15.5 million from $23.7 million in the prior year primarily as a result of the foreign pricing pressures, the slow start at the beginning of the year and increased spending for research and new product development.

     Increased levels of investment resulted in interest income of $2.4 million, compared with $2 million in the prior year. Interest expense decreased to $3.6 million during 1997 from $4.3 million in the prior year, primarily due to the annual repayment on the Senior Notes.
     Net earnings were $25.3 million, or $2.88 per share, for 1997 compared with $21.4 million, or $2.61 per share, in the prior year.
     Orders received in 1997 increased 16% to $417.8 million from $361.4 million in the prior year. Backlog at October 31, 1997 was $154.1 million compared with $127.3 million at the end of the prior year. Approximately $19.8 million of backlog is scheduled to be delivered after 1998. All orders in backlog are subject to cancellation until delivery.

YEAR ENDED OCTOBER 31, 1996
COMPARED TO YEAR ENDED OCTOBER 31, 1995

Net sales remained consistent with the prior period at $352.8 million in 1996 compared with $351.9 million in 1995. Automation Group sales declined 6% to $146.7 million compared with $156.1 million for the prior year. Much of the revenue decline was attributed to uncertainty among automated manufacturing equipment users, especially in the printed circuit board industry, as they delayed capital purchase decisions. The Instrumentation Group also experienced a slight decrease in sales of 3% to $94.5 million compared with $97.8 million in 1995. However, on a pro forma basis when results are restated for Scientific Columbus which was sold late in 1995, the Group experienced an increase in net sales of 6%. The Aerospace/ Defense Group compensated for the slight declines in revenues experienced by the other two segments by posting a 14% increase in net sales totaling $111.7 million compared with $98 million for the prior year. A recovering aerospace market and the acquisition of Mason Electric Co., which was completed at the beginning of the fourth quarter of 1996, were primarily responsible for the improvement. Net sales to foreign customers, including export sales by domestic operations, totaled $122.6 million and $124.1 million in 1996 and 1995, respectively, and accounted for 35% of the Company's net sales in both years.
     Net sales for the year ended October 31, by Group, were as follows:

dollars in thousands          1996           1995

Automation                $146,698       $156,116
Aerospace and Defense      111,691         98,027
Instrumentation             94,454         97,754
-------------------------------------------------
                          $352,843       $351,897
=================================================
     Total gross margin as a percentage of sales remained consistent with the prior year at 39%. On a comparative basis, in 1996, the Automation and Aerospace/Defense Groups' gross margins increased while the Instrumentation Group's gross margin decreased. The gross margins by Group ranged from 38% to 39% in 1996, compared with 38% to 41% in the prior year.
     Selling, general and administrative expenses (which include corporate expenses, and research, development and related engineering costs) decreased in large measure due to the absence of selling, general and administrative expenses at Scientific Columbus in 1996. As a percentage of sales, these expenses improved to 29% in 1996 from 30% in 1995. Research, development and related engineering costs decreased to $15.4 million in 1996 from $16.6 million in 1995.
     In 1996, operating earnings (excluding corporate expenses) increased 15% to $42.8 million from $37.3 million in the prior year. The primary areas of improvement were in the Aerospace/ Defense Group where operating earnings more than doubled to $13.6 million in 1996 from $6.5 million in the prior year. Recovery in aerospace markets as well as the operating earnings generated by Mason contributed to this increase. The Automation Group's operating earnings decreased 2% to $23.7 million in 1996 from $24.2 million in 1995 reflecting a slowdown in electronics industry capital expenditures. The Instrumentation Group's operating earnings decreased to $5.5 million in 1996 when compared with $6.6 million in the prior year.
     Cash, generated from operations and the proceeds of a public offering, was primarily invested in tax-exempt securities and generated interest income of $2 million in 1996.
     Interest expense decreased $1.3 million in 1996 to $4.3 million compared with $5.6 million in 1995. This reduction is primarily related to a continuing decline in debt which included the initial principal payment on the Senior Notes.
     The effective income tax rate for 1996 was 33% compared with 34% in the prior year. The decrease in the effective rate is attributed primarily to tax-exempt interest generated in the current year. Net earnings were $21.4 million, or $2.61 per share, for 1996 compared with net earnings of $17.4 million, or $2.53 per share, in the prior year period. In 1995, earnings included $.20 per share and $.12 per share from the restructuring credit and proceeds from a patent infringement settlement, respectively. Without these items, 1995 earnings per share from operations was $2.21.

     Orders for 1996 increased 1% to $361.4 million from $358.3 million in the prior year period. Backlog at October 31, 1996 was $127.3 million compared with $103.2 million a year earlier. The increase in backlog relates to the aerospace recovery and the Mason acquisition. Approximately $24.6 million of back-log was scheduled to be delivered after 1997. All orders in backlog are subject to cancellation until delivery.

          LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents at October 31, 1997 totaled $56 million, an increase of $9.6 million from the prior year and was generated primarily through operations. Net accounts receivable decreased $1.6 million to $67.5 million due to the collection of foreign accounts that were included in allowance for doubtful accounts in the prior year. Trade accounts receivable remained essentially unchanged even with a sales volume increase of 11%. Inventory increased
$8 million to $53.4 million in 1997 to support backlog at year-end and increased levels of business. Current liabilities decreased $4.4 million to $100.9 million primarily as the result of a decrease in foreign short-term debt and income taxes payable. Net working capital increased 27% to $93.5 million at October 31, 1997 from $73.4 million at October 31, 1996.
     Total debt at October 31, 1997 was $32.1 million, an $8.8 million decrease from a year earlier. The decrease is attributable to a scheduled principal payment of $5.7 million on the Company's Senior Notes and a reduction in foreign notes outstanding. The scheduled payments will continue annually until maturity on July 30, 2002. Debt was comprised of $28.6 million under the Company's Senior Notes and $3.5 million under various foreign currency debt agreements. Domestic and foreign credit facilities totaled $43 million, of which $38.3 million was available at October 31, 1997.
     Capital expenditures, consisting of buildings, machinery, equipment and computers, are anticipated to be approximately $28 million during 1998 compared with $21.6 million in 1997. The increase in capital expenditures for 1998 supports management's expectation for continued growth, creating the need to reinvest in new technology and add capacity. Capital expenditures for 1997 (excluding acquisitions) were comprised of expenditures for two new plants; expansion of certain existing plants; machinery and equipment; and enhancements to information technology systems in order to support growth and operational effectiveness.
     Management believes cash on hand, funds generated from operations and available bank credit lines will adequately service operating cash requirements, including capital expenditures, through 1998.

          SUBSEQUENT EVENTS

In November 1997, the Company completed the purchase of an Ohio-based company, Fluid Regulators Corporation, and two product lines, a Boeing 777 cockpit switch from Illinois Tool Works and an aerospace pressure sensor product line from SAGEM S.A. Fluid Regulators Corporation, a designer and manufacturer of advanced hydraulic controls and components for the commercial aerospace and defense industries, and the aerospace pressure sensor product line will operate under the direction of the Company's France-based Auxitrol S.A. The cockpit switch will be integrated into the operations at Korry Electronics. The purchases were funded with available cash.

          FORWARD-LOOKING STATEMENTS

Certain statements in the above commentary and throughout this annual report contain forward-looking information that involve risks and uncertainties, including industry trends, currency fluctuations, backlog, capital expenditures and cash requirements. The Company's business is susceptible to economic cycles and its results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers served. The products sold by most of the Company's businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end-user.
     A significant portion of the sales and profitability of some Company businesses is derived from the telecommunications, electronics, computer, aerospace and defense markets. Changes in general economic conditions or conditions in these and other specific industries, capital acquisition cycles and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. Thus, these forward-looking statements may be materially different from actual future outcomes. The Company does not undertake any obligation to publicly release the results of any revisions that may be made to these forward-looking statements to reflect any future events or circumstances.

          RECENT ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which supersedes APB Opinion No. 15 and will require the Company to report earnings per outstanding share in addition to diluted earnings per share. Diluted earnings per share under the new standard would be the same as currently reported primary earnings per share under APB Opinion No. 15. The standard becomes effective for financial statements for both interim and annual periods ending after December 15, 1997. Early application is not permitted.


SELECTED FINANCIAL DATA

dollars in thousands, except per share amounts
for the years ended 10.31      1997       1996       1995       1994      1993


Operating Results
Net sales                  $390,958   $352,843   $351,897   $294,044  $285,152
Cost of sales               243,197    215,015    215,934    178,397   175,568
Selling, general and
   administrative           108,474    103,415    107,113    100,845   100,669
Restructuring
   provision (credit)             -          -     (2,067)         -    40,626
Interest income              (2,397)    (1,989)    (1,156)      (113)     (122)
Interest expense              3,603      4,328      5,598      6,098     6,446
Income tax
   expense (benefit)         12,760     10,720      9,094      1,254   (12,400)
Net earnings (loss)          25,321     21,354     17,381      7,563   (25,635)
Net earnings
   (loss) per share        $   2.88   $   2.61   $   2.53   $   1.15  $  (3.90)

Financial Structure
Total assets               $289,847   $276,646   $225,714   $217,524  $205,672
Long-term debt, net          23,209     29,007     35,543     41,714    62,267
Shareholders' equity        165,718    142,304     83,706     65,491    55,323
Weighted average number
   of shares outstanding      8,804      8,167      6,870      6,571     6,579


MARKET PRICE OF ESTERLINE COMMON STOCK

principal market: new york stock exchange

dollars
for the years ended 10.31      1997                1996

Quarter                   High       Low      High       Low
First                   $28.00    $22.50    $24.00    $19.13
Second                   29.75     25.13     23.88     20.38
Third                    38.50     28.25     26.00     18.75
Fourth                   43.50     34.56     23.38     20.00

At October 31, 1997 there were approximately 938 holders of record of the Company's common stock.

CONSOLIDATED STATEMENT OF OPERATIONS

dollars in thousands except per share amounts
for the years ended 10.31                1997           1996           1995


Net Sales                            $390,958       $352,843       $351,897

Costs and Expenses
   Cost of sales                      243,197        215,015        215,934
   Selling,
      general and
      administrative                  108,474        103,415        107,113
   Restructuring credit                     -              -         (2,067)
   Interest income                     (2,397)        (1,989)        (1,156)
   Interest expense                     3,603          4,328          5,598
---------------------------------------------------------------------------
                                      352,877        320,769        325,422
---------------------------------------------------------------------------

Earnings Before
   Income Taxes                        38,081         32,074         26,475

Income Tax Expense                     12,760         10,720          9,094
---------------------------------------------------------------------------
Net Earnings                         $ 25,321       $ 21,354       $ 17,381
Net Earnings
   Per Share                         $   2.88       $   2.61       $   2.53
===========================================================================

see notes to consolidated financial statements

CONSOLIDATED BALANCE SHEET

dollars in thousands except share and per share amounts
10.31                                                  1997                1996

Assets

CURRENT ASSETS
Cash and equivalents                               $ 56,045            $ 46,436
Accounts receivable,
   net of allowances of
   $2,860 and $4,084                                 67,520              69,120
Inventories                                          53,386              45,399
Deferred income taxes                                14,186              15,321
Prepaid expenses                                      3,290               2,504
-------------------------------------------------------------------------------
   Total Current Assets                             194,427             178,780
-------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Land                                                  2,885               3,619
Buildings                                            47,899              43,875
Machinery and equipment                             124,831             113,116
-------------------------------------------------------------------------------
                                                    175,615             160,610
Accumulated depreciation                            117,239             106,813
-------------------------------------------------------------------------------
                                                     58,376              53,797

Intangibles, net
   and Other Assets                                  37,044              44,069
-------------------------------------------------------------------------------
                                                   $289,847            $276,646
===============================================================================

Liabilities and Shareholders' Equity

CURRENT LIABILITIES
Accounts payable                                   $ 20,475            $ 20,836
Accrued liabilities                                  70,120              68,492
Credit facilities                                     2,467               5,242
Current maturities
   of long-term debt                                  6,386               6,660
Federal and foreign income taxes                      1,472               4,105
-------------------------------------------------------------------------------
   Total Current Liabilities                        100,920             105,335
-------------------------------------------------------------------------------

Long-Term Debt                                       23,209              29,007

SHAREHOLDERS' EQUITY
Common stock, par value
   $.20 per share, authorized
   30,000,000 shares, issued
   and outstanding 8,642,911
   and 8,501,668 shares                               1,729               1,700
Capital in excess of par value                       48,559              48,417
Retained earnings                                   119,007              93,686
Cumulative
   translation adjustment                            (3,577)             (1,499)
-------------------------------------------------------------------------------
   Total Shareholders' Equity                       165,718             142,304
-------------------------------------------------------------------------------
                                                   $289,847            $276,646
===============================================================================

see notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

dollars in thousands
for the years ended 10.31                        1997         1996         1995

CASH FLOWS PROVIDED (USED)
  BY OPERATING ACTIVITIES

Net earnings                                 $ 25,321     $ 21,354     $ 17,381
Restructuring credit                                -            -       (2,067)
Depreciation and amortization                  17,404       16,269       16,599
Deferred income taxes                           4,764         (413)      (2,969)
Working capital
  changes, net of
  effect of acquisitions
    Accounts receivable                          (436)      (4,319)         280
    Inventories                                (8,947)      (2,694)      (9,496)
    Prepaid expenses                             (862)        (291)        (176)
    Accounts payable                              447       (2,399)       4,121
    Accrued liabilities                           484          605        7,196
    Federal and foreign
      income taxes                             (2,611)       1,886          897
Other, net                                     (1,099)       2,411          882
-------------------------------------------------------------------------------
                                               34,465       32,409       32,648
-------------------------------------------------------------------------------

CASH FLOWS PROVIDED (USED)
  BY INVESTING ACTIVITIES
Capital expenditures                          (17,390)     (17,203)     (11,461)
Capital dispositions                            1,820        1,054        3,773
Acquisitions                                        -      (20,485)           -
-------------------------------------------------------------------------------
                                              (15,570)     (36,634)      (7,688)
-------------------------------------------------------------------------------

CASH FLOWS PROVIDED (USED)
  BY FINANCING ACTIVITIES
Net change in
  credit facilities                            (2,417)      (2,214)       7,483
Repayment of
  long-term debt                               (5,931)      (6,812)     (19,837)
Net proceeds
  provided by sale
  of common stock                                   -       38,365            -
-------------------------------------------------------------------------------
                                               (8,348)      29,339      (12,354)
-------------------------------------------------------------------------------

Effect of exchange rates                         (938)        (775)         415
-------------------------------------------------------------------------------
Net increase in
  cash and equivalents                          9,609       24,339       13,021
Cash and equivalents
  - beginning of year                          46,436       22,097        9,076
-------------------------------------------------------------------------------

Cash and equivalents
  - end of year                              $ 56,045     $ 46,436     $ 22,097
===============================================================================

SUPPLEMENTAL
  CASH FLOW INFORMATION
Cash paid during
  the year for
  Interest                                   $  3,720     $  4,480     $  4,577
  Income taxes                                  7,015        6,357       10,452

see notes to consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

dollars in thousands
for the years ended 10.31                        1997         1996         1995


COMMON STOCK,
  PAR VALUE
  $0.20 PER SHARE
Beginning of year                            $  1,700     $  1,328      $ 1,302
1,800,000
  shares issued                                     -          360            -
Shares issued under
  stock option plans                               29           12           26
-------------------------------------------------------------------------------
End of year                                     1,729        1,700        1,328
-------------------------------------------------------------------------------

CAPITAL IN EXCESS
  OF PAR VALUE
Beginning of year                              48,417       10,390       10,482
1,800,000
  shares issued                                     -       38,005            -
Shares issued under
  stock option plans                              142           22          (92)
-------------------------------------------------------------------------------
End of year                                    48,559       48,417       10,390
-------------------------------------------------------------------------------

RETAINED EARNINGS
Beginning of year                              93,686       72,332       54,951
Net earnings                                   25,321       21,354       17,381
-------------------------------------------------------------------------------
End of year                                   119,007       93,686       72,332
-------------------------------------------------------------------------------

CUMULATIVE FOREIGN
  CURRENCY
  TRANSLATION
  ADJUSTMENTS
Beginning of year                              (1,499)        (344)      (1,244)
Change in
  foreign currency
  translation                                  (2,078)      (1,155)         900
-------------------------------------------------------------------------------
End of year                                    (3,577)      (1,499)        (344)
-------------------------------------------------------------------------------
Shareholders' Equity                         $165,718     $142,304      $83,706
===============================================================================

see notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  1.
ACCOUNTING POLICIES
               NATURE OF OPERATIONS
               Esterline Technologies Corporation (the Company) - through its 12 separate operating units - designs, manufactures and markets a broad array of capital-intensive engineered products. The Company principally serves the aerospace and defense industry, electronic equipment manufacturers, metal fabricators and general manufacturing industries throughout the world.

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

               INVENTORIES
               Inventories are stated at the lower of cost or market. Two subsidiaries value their inventories under the last-in, first-out (LIFO) method while the remainder use the first-in, first-out (FIFO) method. Inventory cost includes material, labor and factory overhead.

               RESEARCH, DEVELOPMENT AND RELATED ENGINEERING COSTS Research, development and related engineering costs approximated $17,556,000, $15,373,000 and $16,638,000 in
               1997, 1996 and 1995, respectively, and are generally expensed as incurred.

               PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION
               Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is provided generally on the straight-line method. For income tax purposes, depreciation is computed using various methods prescribed by the taxing authorities.

               INTANGIBLES
               Intangible assets arise primarily from business acquisitions and include the cost of purchased businesses in excess of amounts assigned to identifiable assets. Intangible assets are being amortized over estimated lives of up to 30 years.

               ASSET VALUATION
               The carrying amount of long-lived assets is reviewed periodically. If the asset carrying amount is not recoverable, the asset is considered to be impaired and the carrying amount is adjusted.

               ENVIRONMENTAL
               Environmental exposures are provided for in total at the time they are known to exist or are considered reasonably probable and estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.

               EARNINGS PER SHARE
               Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each year. The weighted average number of shares were 8,804,000, 8,167,000 and 6,870,000 in 1997, 1996 and
               1995, respectively.

               CASH EQUIVALENTS
               Cash equivalents consist of highly liquid investments with maturities of three months or less. Fair value of cash equivalents approximates carrying value.


                  2.

INVENTORIES
               Inventories at October 31 consisted of the following:

               dollars in thousands               1997               1996

               Raw materials and
                 purchased parts                $17,502             $15,880
               Work in process                   26,191              23,195
               Finished goods                     9,693               6,324
               ------------------------------------------------------------
                                                $53,386             $45,399
               ============================================================


               Inventories stated under the last-in, first-out method totaled $11,945,000 and $9,653,000 at October 31, 1997 and 1996,
               respectively. Had the first-in, first-out method been used, these inventories would have been $5,274,000 and $4,450,000 higher than reported at October 31, 1997 and 1996, respectively.


                    3.

ACCRUED LIABILITIES
               Accrued liabilities at October 31 consisted of the following:

               dollars in thousands                     1997           1996

               Payroll and other compensation        $19,354         $19,670
               Self-insurance                          6,329           8,649
               Interest                                2,244           2,321
               Warranties                              9,356           9,065
               State and other tax accruals           10,195           8,554
               Other                                  22,642          20,233
               -------------------------------------------------------------
                                                     $70,120         $68,492
               =============================================================

                  4.

RETIREMENT BENEFITS
               Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 7.5% and annual compensation increases of 5%. The expected long-term rate of return on plan assets was assumed at 8.5% for 1997 and 7.5% for both 1996 and 1995. Plan assets primarily consist of publicly traded common stocks, bonds and government securities.
                  Total pension expense for all benefit plans, including defined benefit plans, was $1,758,000, $2,329,000 and $2,016,000 for the years ended October 31, 1997, 1996 and 1995, respectively. Net periodic pension expense for the Company's defined benefit plans for the years ended October 31 consisted of the following:

               dollars in thousands            1997          1996        1995

               Service cost
                  - benefits earned
                  during the year           $  3,150       $ 2,871    $  2,316
               Interest cost on
                  projected benefit
                  obligation                   5,598         5,154       4,698
               Actual return on
                  plan assets -
                  investment gains           (26,279)       (8,074)    (13,496)
               Net amortization
                  and deferral                18,297         1,319       7,599
               ---------------------------------------------------------------

               Net pension expense          $    766       $ 1,270    $  1,117
               ===============================================================

               The funded status of the defined benefit pension plan at October 31 was as follows:

               dollars in thousands                          1997        1996

               Plan assets at fair value                  $113,001     $91,509
               Projected benefit obligation
                  for service rendered to date              77,751      71,066
               ---------------------------------------------------------------
               Plan assets in excess of
                  projected benefit obligation              35,250      20,443
               Unrecognized net gain                       (23,091)     (7,576)
               Unrecognized transition asset                (1,444)     (1,925)
               ---------------------------------------------------------------
               Prepaid pension expense,
                  included in other assets                $ 10,715     $10,942
               ===============================================================
               Actuarial present value
                  of accumulated benefit
                  obligation, including
                  vested benefits of
                  $67,630 and $62,012                     $ 67,744     $62,329
               ===============================================================

               The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement. The related accrued pension liability was $3,169,000 and $2,630,000 as of October 31, 1997 and 1996, respectively.

                  5.

INCOME TAXES
               Income tax expense (benefit) for the years ended October 31 consisted of the following:

               dollars in thousands             1997          1996        1995

               Current                       $ 7,996       $11,133     $12,063
               Deferred                        4,764          (413)     (2,969)
               ---------------------------------------------------------------
                                             $12,760       $10,720     $ 9,094
               ===============================================================

               Primary components of the Company's deferred tax assets and (liabilities) for the years ended October 31 resulted from temporary tax differences associated with the following:

               dollars in thousands                           1997        1996

               Reserves and liabilities                    $15,776     $17,546
               Employee benefits                             4,067       4,007
               Foreign tax loss carryforward                     -       1,430
               ---------------------------------------------------------------
               Total deferred tax assets                    19,843      22,983

               Depreciation and amortization                (4,806)     (2,902)
               Retirement benefits                          (2,754)     (3,034)
               ---------------------------------------------------------------
               Total deferred tax liabilities               (7,560)     (5,936)
               ---------------------------------------------------------------
                                                           $12,283     $17,047
               ===============================================================

               A valuation allowance was not required due to the nature of and circumstances associated with the temporary tax differences.
                  A reconciliation of the United States federal statutory income tax rate to the effective income tax rate for the years ended October 31 was as follows:

                                                1997          1996        1995

               U.S. statutory
                  income tax rate               35.0%         35.0%       35.0%
               State income taxes                2.0           2.8         3.5
               Foreign tax rates                 0.5          (0.3)       (1.5)
               Foreign sales corporation        (1.8)         (2.1)       (1.7)
               Tax exempt interest              (0.7)         (1.5)          -
               Other, net                       (1.5)         (0.5)       (1.0)
               ---------------------------------------------------------------
               Effective income
                  tax rate                      33.5%         33.4%       34.3%
               ===============================================================

               No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits.

                  6.

DEBT
               Long-term debt at October 31 consisted of the following:

               dollars in thousands             1997          1996

               8.75% Senior Notes, due 2002  $28,571       $34,285
               Other 1,024                     1,382
               ---------------------------------------------------
                                              29,595        35,667

               Less current maturities         6,386         6,660
               ---------------------------------------------------
                                             $23,209       $29,007
               ===================================================

               The Senior Notes are unsecured and payable in equal annual installments. Interest is payable semi-annually in January and July of each year.
                  Maturities of long-term debt are as follows:

               dollars in thousands

               1998                                       $  6,386
               1999                                          5,788
               2000                                          5,824
               2001                                          5,819
               2002                                          5,778
               ---------------------------------------------------
                                                          $ 29,595
               ===================================================

               Short-term credit facilities at October 31 consisted of the following:

                                      1997                    1996
               dollars      outstanding   interest    outstanding   interest
               in thousands borrowings    rate        borrowings    rate
               -------------------------------------------------------------
               U.S. dollar    $    -        -           $    -         -
               Foreign         2,467      7.7%           5,242       7.8%
               -------------------------------------------------------------
                              $2,467                    $5,242
               =============================================================

               The Company's primary U.S. dollar credit facility totals $35,000,000 through a group of banks. The credit agreement is unsecured and interest is based on standard inter-bank offering rates. An additional $8,000,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $43,000,000 available companywide. The underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company is in compliance with these covenants. Available credit under the above credit facilities was $38,333,000 at October 31, 1997, when reduced by outstanding borrowings and letters of credit of $2,200,000.

                   The fair value of the Company's long-term debt and short-term borrowings was estimated at $32,800,000 and $41,900,000 at October 31, 1997 and 1996, respectively. These estimates were derived using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

                  7.

LEASE COMMITMENTS
               Net rental expense for operating leases totaled $3,754,000, $3,159,000 and $3,103,000 in 1997, 1996 and 1995, respectively.
                  The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

               dollars in thousands

               1998                                       $  3,588
               1999                                          2,777
               2000                                          2,294
               2001                                          2,202
               2002                                          2,216
               2003 and thereafter                           7,414
               ---------------------------------------------------
                                                          $ 20,491
               ===================================================
               As of October 31, 1997, the Company has accrued approximately $4.2 million relating to a commitment to execute a capital lease obligation for a new plant facility. The lease, which commences upon the completion of the facility in December 1997, will have a 12 year term and result in a total obligation of approximately $4.4 million.

                  8.

STOCK OPTION PLANS
               The Company provides a non-qualified stock option plan for officers and key employees. At October 31, 1997, the Company had 956,625 shares reserved for issuance to officers and key employees, of which 361,625 shares were available for future grant.
                  The Board of Directors authorized the Compensation and Stock
               Option Committee to administer option grants, and their terms, under both plans. Awards under the 1997 Plan may be granted to eligible employees of the Company over a 10-year period ending March 4, 2007. Options granted under the plans become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair value of the Company's common stock on the date of grant.
                  The following table summarizes the changes in outstanding
               options granted under the Company's stock option plans:



                       1997                       1996                     1995
                             weighted                 weighted                 weighted
                              average                  average                  average
                 shares         price      shares        price       shares       price

Outstanding,
   beginning
   of year      758,125      $12.179      754,625      $ 9.786    1,038,500     $ 8.907
Granted         135,500       28.608      129,000       22.309      105,000      13.435
Exercised      (294,875)      10.007     (121,750)       8.225     (381,375)      8.406
Cancelled        (3,750)       7.500       (3,750)       7.625       (7,500)      9.313
---------------------------------------------------------------------------------------
Outstanding,
   end of
   year         595,000      $16.944      758,125      $12.179      754,625     $ 9.786
=======================================================================================

Exercisable,
   end of
   year         287,375      $11.022      475,250      $ 9.808      470,375     $ 9.311
=======================================================================================

               The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under the

               Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines. If the Company had elected to recognize stock-based compensation expense based on the fair value of options at the grant date, net income and earnings per share would have been as follows:

               dollars in thousands, except per share amounts
               years ended 10.31                     1997           1996

               Net earnings as reported           $25,321        $21,354
               Pro forma net earnings              24,414         20,864

               Earnings per share as reported     $  2.88        $  2.61
               Pro forma earnings per share          2.80           2.56

               The pro forma disclosures presented above include the fair value compensation expense for all options that would have been amortized during 1997 and 1996. If only options granted during 1997 and 1996 were included, as prescribed by SFAS No. 123, pro forma net income would have been $24,511,000 and $21,085,000, respectively. Earnings per share for 1997 and 1996 would have been $2.86 and $2.66, respectively.
                  The weighted-average Black-Scholes value of options granted during 1997 and 1996 were $14.216 and $11.673, respectively. The weighted-average assumptions used in performing this calculation at October 31, 1997 and 1996 were as follows: risk-free interest rate of 5.81% and 6.16%, respectively; expected volatility of 41.6% and 44.6%, respectively. An expected holding period of 6 years with no dividend yield was used for both years.
                  The following table summarizes information for stock options outstanding at October 31, 1997:

               options outstanding                     options exercisable
-----------------------------------------------------------------------------
                                      weighted
                                       average   weighted            weighted
              range of               remaining    average             average
       exercise prices   shares    life (years)     price    shares     price

$ 7.375   -    $11.249   186,500        5.713     $ 8.062   163,625   $ 8.125
 11.250   -     17.749   136,500        6.140      12.387    89,000    12.070
 17.750   -     26.499   136,500        8.441      22.059    34,750    21.981
 26.500   -     39.750   135,500        9.271      28.608         -         -
                         -------
                         595,000                            287,375
                         =======                            =======

                    9.

CAPITAL STOCK
               The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1997, there were no shares of preferred stock outstanding.
                   On February 8, 1996 the Company completed the public
               offering of 1.8 million shares of common stock priced at $23 per share, generating net proceeds of $38.4 million. These funds provide additional financial resources for general corporate purposes, including the acquisition of other companies.
                    The Company has a Shareholder Rights Plan providing for
               the distribution of one Preferred Stock Purchase Right (Right) for each share of common stock held. Each Right entitles the holder to purchase one-one hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.
                    The Rights will be exercisable and transferable apart
               from the common stock only if a person or group acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in a person or group beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that a person or group beneficially owns 10% or more of the common stock. Upon the occurrence of certain events, the holder of a Right can purchase, for the then current exercise price of the Right, shares of common stock of the Company (or under certain circumstances, as determined by the Board of Directors, cash, other securities or property) having a value of twice the Right's exercise price. Upon the occurrence of certain other events, the holder of each Right would be entitled to purchase, at the exercise price of the Right, shares of common stock of a corporation or other entity acquiring the Company or engaging in certain transactions involving the Company, that has a market value of twice the Right's exercise price.

                  10.

CONTINGENCIES
               The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations.


                  11.

ACQUISITIONS
               On August 1, 1996, the Company acquired all of the operating assets of Mason Electric Co. The purchase method of accounting was used, with the results of operations included since the date of acquisition. In 1996, the Company also acquired a noncontrolling equity interest in a company, and executed an agreement to acquire a product line. The total purchase price, including closing and other direct costs of these purchase transactions was approximately $22,000,000 and included excess of cost over identifiable tangible and intangible assets of approximately $12,000,000.
                    On a pro forma basis, prepared as though the business
               combination had occurred at the beginning of fiscal 1995, consolidated revenues would be $365,108,000 and $365,685,000, net earnings would be $21,910,000 and $17,729,000, and net earnings per share would be $2.68 and $2.58, for the years ended October 31, 1996 and 1995, respectively. These pro forma results are unaudited, have been prepared for comparative purposes only, and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1995, or of results which may occur in the future.


                  12.

RESTRUCTURING PROVISION
               The Company recorded a restructuring charge in the fourth quarter of 1993. In the third quarter of fiscal year 1995 the Company recorded a credit of $2,067,000 ($1,400,000, or $.20 per share, net of income tax) representing the substantial completion of the 1993 restructuring.


                  13.

BUSINESS SEGMENT INFORMATION
               Details of the Company's operations by business segment for the years ended October 31 were as follows:

     dollars in thousands                1997           1996           1995

     Net Sales
        Automation                   $150,522       $146,698       $156,116
        Aerospace
           and Defense                140,200        111,691         98,027
        Instrumentation               100,236         94,454         97,754
     ----------------------------------------------------------------------

                                     $390,958       $352,843       $351,897
     ======================================================================

     Earnings Before
        Income Taxes
        Automation                   $ 15,450       $ 23,684       $ 24,215
        Aerospace
           and Defense                 22,273         13,649          6,493
        Instrumentation                 9,889          5,507          6,627
     ----------------------------------------------------------------------
           Operating
             Earnings                $ 47,612       $ 42,840       $ 37,335
     ======================================================================

        Corporate expense              (8,325)        (8,427)        (8,485)
        Restructuring
           credit                           -              -          2,067
        Interest income                 2,397          1,989          1,156
        Interest expense               (3,603)        (4,328)        (5,598)
     ----------------------------------------------------------------------

                                     $ 38,081       $ 32,074       $ 26,475
     ======================================================================
     Identifiable Assets
        Automation                   $ 67,957       $ 67,360       $ 57,849
        Aerospace
          and Defense                  88,399         86,303         68,785
     Instrumentation                   50,691         46,507         45,412
     Corporate(1)                      82,800         76,476         53,668
     ----------------------------------------------------------------------

                                     $289,847       $276,646       $225,714
     ======================================================================

     Capital Expenditures
         Automation                  $  4,301       $  7,379       $  5,848
         Aerospace
           and Defense                  9,851          3,414          2,750
     Instrumentation                    6,995          5,926          2,833
     Corporate                            461            484             30
     ----------------------------------------------------------------------

                                     $ 21,608       $ 17,203       $ 11,461
     ======================================================================

     Depreciation and
        Amortization
        Automation                   $  5,037       $  4,667       $  4,388
        Aerospace
           and Defense                  7,144          5,705          6,002
        Instrumentation                 4,814          5,618          5,754
        Corporate                         409            279            455
     ----------------------------------------------------------------------

                                     $ 17,404       $ 16,269       $ 16,599
     ======================================================================
    (1) Primarily cash, prepaid pension expense (see Note 4) and net deferred tax assets (see Note 5).

               The Company's operations by geographic area for the years ended October 31 were as follows:

               dollars in thousands                1997       1996       1995

               NET SALES
               Domestic
                 Unaffiliated
                    customers
                    - U.S.                     $261,391   $230,286   $227,810
                 Unaffiliated
                    customers
                    - export                     67,194     57,130     61,051
                 Intercompany                    10,202     11,367     11,132
               --------------------------------------------------------------
                                                338,787    298,783    299,993
               --------------------------------------------------------------

               Foreign
                 Unaffiliated
                   customers                     62,373     65,427     63,036
                 Intercompany                    11,391      1,900      1,073
               --------------------------------------------------------------
                                                 73,764     67,327     64,109
               --------------------------------------------------------------

               Eliminations                     (21,593)   (13,267)   (12,205)
               --------------------------------------------------------------

               Net Sales                       $390,958   $352,843   $351,897
               ==============================================================

               OPERATING EARNINGS(1)
               Domestic                        $ 42,905   $ 41,227   $ 38,238
               Foreign                            3,999      1,195        (80)
               Eliminations                         708        418       (823)
               --------------------------------------------------------------

                                               $ 47,612   $ 42,840   $ 37,335
               ==============================================================

               IDENTIFIABLE ASSETS(2)
               Domestic                        $164,467   $157,069   $134,897
               Foreign                           42,580     43,101     37,149
               --------------------------------------------------------------

                                               $207,047   $200,170   $172,046
               ==============================================================

               (1) Before restructuring credit and corporate expense, shown on page 52.
               (2) Excludes Corporate, shown on page 52.

               The Company's principal foreign operations consist of manufacturing facilities located in France, Spain and Mexico, and include sales and service operations located in England, Germany, Italy, Japan, Singapore and France.
                  The net sales above are based upon geographic origin of sale.
               Intercompany sales are made at selling prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.
                  Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

                                                   1997       1996       1995
               Printed circuit board
                 drilling equipment                 22%        22%        26%
               Aerospace switches
                 and indicators                     12%         9%         8%
               Gauge products                       11%        12%        12%

                  14.

QUARTERLY FINANCIAL DATA (UNAUDITED)
               The following is a summary of unaudited quarterly financial information:

               dollars in thousands, except per share amounts

               year ended 10.31.97      fourth      third    second     first

               Net sales              $108,741   $102,068   $97,951   $82,198
               Gross margin             39,130     37,822    38,720    32,089
               Net earnings              8,035      6,925     6,602     3,759
               Net earnings
                  per share           $    .91   $    .79   $   .75   $   .43

               year ended 10.31.96

               Net sales              $ 98,142   $ 81,729   $88,975   $83,997
               Gross margin             36,519     32,205    35,802    33,302
               Net earnings              6,782      5,028     6,195     3,349
               Net earnings
                  per share(1)        $    .78   $    .58   $   .75   $   .48

              (1) The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted-average shares outstanding for each period.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche


DELOITTE & TOUCHE LLP
Seattle, Washington
December 9, 1997