Form 10-K, Exhibit 13
period 1998-10-31
ESTERLINE TECHNOLOGIES CORP
filed 1999-01-15
CIK 33619

Exhibit 13
ESTERLINE TECHNOLOGIES

Management's Discussion and Analysis.

General
-------
Esterline Technologies (the "Company") completed its second consecutive year of record sales and earnings in 1998. A two-for-one stock split was declared for shareholders of record on March 31, 1998 and became effective April 20, 1998. During the year, the Company completed seven acquisitions with cash (four companies and three product lines) for a combined total purchase price of $127.2 million. The largest acquisition, Kirkhill Rubber Co., significantly bolsters the Aerospace and Defense Group. Kirkhill is a manufacturer of high-performance custom-engineered elastomer products for the aerospace industry and a broad array of specialty elastomer products for other markets. Two subsidiaries, Auxitrol and TA Mfg., moved into new, larger facilities enabling them to meet growing customer demand, allowing for new product expansions and providing for increased operating efficiencies. The Company divested Tulon Co., a small drill bit manufacturer, which no longer fit the strategic criteria used to evaluate the Company's ongoing businesses. Subsequent to year-end, the Company completed a $100 million private placement of senior notes. A portion of the proceeds was used to retire the bridge facility used for the Kirkhill acquisition, and the remainder will be used to finance continued expansion efforts as opportunities are identified.

The Company focuses on developing businesses with strategically-positioned niche products managed through three groups: Automation, Aerospace/Defense, and Instrumentation. The groups focus on multiple, counter-cyclical industrial markets and on high quality, capital-intensive engineered products. These markets include aerospace, defense, electronic equipment, automotive, metal fabricating and general manufacturing industries.

Results of Operations
---------------------
Year Ended October 31, 1998 Compared to Year Ended October 31, 1997

Sales for 1998 grew 16% when compared with the prior period. Sales by Group were as follows:

                                 increase
                               (decrease)
dollars in thousands      from prior year              1998         1997

Automation                           (5%)          $143,356     $150,522
Aerospace and Defense                 35%           189,569      140,200
Instrumentation                       21%           120,977      100,236
----------------------------------------           --------     --------
                                                   $453,902     $390,958
                                                   ========     ========

Sales in the Aerospace/Defense and Instrumentation Groups grew substantially in 1998. The growth was primarily attributable to continued strong aerospace market demand and acquisitions. In the past several years, both Groups have benefited from the increased production of new aircraft. The Company expects the rate of growth in new aircraft deliveries to begin to slow over the next few years. However, production supporting maintenance, repair and retrofit for the active fleet of aircraft will continue to grow. The Automation Group experienced a downturn during the last half of the year primarily due to sluggish worldwide market demand for printed circuit board ("PCB") manufacturing equipment. A contributing factor was the destabilized Asian economy. Sales to foreign customers, including export sales by domestic operations, totaled $120.2 million and $129.6 million, and accounted for 26% and 33% of the Company's sales for 1998 and 1997, respectively.

Gross margin as a percentage of sales was 38% for both 1998 and 1997. On a comparative basis, the Aerospace/Defense Group's gross margin improved due to favorable commercial aerospace market conditions, while decreases were experienced in the Instrumentation and Automation Groups. A key factor in the Instrumentation Group's gross margin decrease was the fourth quarter weakness in the market for quality control instrumentation products related to a strike at General Motors. The Automation Group's margin deteriorated due to the economic instability in Asia that directly affected pricing and demand for PCB manufacturing equipment. The Company expects that this dampening effect will continue through 1999. In addition, consolidation of the customer base has resulted in larger, but fewer buyers in the PCB manufacturing markets. Gross margins by Group ranged from 34% to 41% in 1998, compared with 35% to 41% in the prior year.

Selling, general and administrative expenses (which include corporate expenses, and research, development and related engineering costs) increased to $122.6 million in 1998 compared with $108.5 million in the prior year.
As a percentage of sales, selling, general and administrative expenses improved to 27% in 1998 compared with 28% in 1997. Research, development and related engineering spending increased to $20.3 million in 1998 from $17.6 million in 1997, and remained constant as a percentage of sales. A core strategy of the Company is to invest in the future through research and development notwithstanding business cycles. New laser technology, specialized materials, and lighting solutions for aircraft cockpits were some of the projects being pursued in 1998 which resulted in new and enhanced products.

Operating earnings (excluding corporate expenses) increased 26% to $60.1 million compared with $47.6 million in the prior year. The Aerospace/Defense and Instrumentation Groups posted operating earnings of $35.6 million and $13.4 million in 1998 compared with $22.3 million and $9.9 million in 1997. Strong aerospace and defense markets were the primary factors for improved operating earnings in both Groups. In addition, current year acquisitions and the prior year divestiture of Angus Electronics Co. contributed to improved operating earnings. The Automation Group's operating earnings decreased 28% for the year to $11.1 million from $15.5 million in the prior year primarily due to the difficult PCB manufacturing environment.

As available cash was used to complete acquisitions, interest income decreased to $1.6 million compared with $2.4 million in the prior year. Interest expense remained essentially unchanged at $3.8 million during 1998 from $3.6 million in the prior year.

The effective income tax rate increased to 35.9% in 1998 from 33.5% in 1997 primarily due to non-deductible goodwill resulting from acquisitions made during the year.

Net earnings in 1998 were $30.1 million, or $1.70 per share on a diluted basis, compared with $25.3 million, or $1.44 per share, in the prior year.

Orders received in 1998 increased 7% to $448.5 million from $417.8 million in the prior year. Backlog at October 31, 1998 was $168.4 million compared with $154.1 million at the end of the prior year. Approximately
$17.7 million of backlog is scheduled to be delivered after 1999. Backlog is subject to cancellation until delivery.

Year Ended October 31, 1997 Compared to Year Ended October 31, 1996

Sales for 1997 grew 11% when compared with the prior period. Sales by Group were as follows:

                                 increase
dollars in thousands      from prior year              1997         1996

Automation                             3%          $150,522     $146,698
Aerospace and Defense                 26%           140,200      111,691
Instrumentation                        6%           100,236       94,454
----------------------------------------           --------     --------
                                                   $390,958     $352,843
                                                   ========     ========

Sales were a record $391 million and showed increases across all Groups for 1997. The improvement was driven by the Aerospace/Defense Group which benefited from the overall strong aerospace market demand and the effects of a full year of operation from Mason Electric, acquired in August 1996. The Instrumentation Group also improved due to the strengthening order rate in aerospace-related and quality control instrumentation markets, despite the divestiture of Angus Electronics in May. Sales activity for the Automation Group began the year at the slow pace experienced during the second half of 1996. Indications of improvement in the electronic component industry noted in the first quarter of 1997 were realized by the Group over the remainder of the year. Sales to foreign customers, including export sales by domestic operations, totaled $129.6 million and $122.6 million, and accounted for 33% and 35% of the Company's sales for 1997 and 1996, respectively.

Total gross margin as a percentage of sales was 38% during 1997 compared with 39% in the prior year. On a comparative basis, the Aerospace/Defense Group's gross margin increased due to overall favorable commercial aerospace market conditions. Both the Instrumentation and Automation Groups experienced decreases in gross margins. The decreases were primarily the result of pricing pressures due to the strong U.S. dollar. Other contributing factors were consolidation within the printed circuit board manufacturing industry and new product/program start-up costs. Gross margins by Group ranged from 35% to 41% in 1997, compared with 38% to 39% in the prior year.

Selling, general and administrative expenses (which include corporate expenses, and research, development and related engineering costs) increased to $108.5 million in 1997 compared with $103.4 million in the prior year. Just under half of the overall increase was from research, development and related engineering spending which increased to $17.6 million in 1997 from $15.4 million in 1996. As a percentage of sales, selling, general and administrative expenses improved to 28% in 1997 from 29% in 1996.

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

Net earnings were $25.3 million, or $1.44 per share on a diluted basis, for 1997 compared with $21.4 million, or $1.31 per share, in the prior year.

Orders received in 1997 increased 16% to $417.8 million from $361.4 million in the prior year. Backlog at October 31, 1997 was $154.1 million compared with $127.3 million at the end of the prior year. Approximately
$19.8 million of backlog was scheduled to be delivered after 1998. Backlog is subject to cancellation until delivery.

Liquidity and Capital Resources
-------------------------------
The Company completed seven acquisitions during 1998, the most significant of which was Kirkhill Rubber Co. While most of the transactions were structured using available cash, the Kirkhill transaction required additional funds provided through a bridge facility available to the Company. Essentially all major asset categories other than cash increased due to acquisition activity. In each case, the majority of the increase was attributed directly to the acquisition of Kirkhill.

In November 1998, the Company completed a private placement of senior notes for $100 million. The placement has maturities ranging from 5 to 10 years and interest rates from 6% to 6.77%. A portion of the cash received from this placement retired the bridge facility and residual proceeds will be used for other internal expansion and acquisition activities. Management believes cash on hand (including cash from the subsequent private placement of senior notes) and funds generated from operations will adequately service operating cash requirements and capital expenditures through 1999.

Cash and equivalents at October 31, 1998 totaled $8.9 million compared to $56 million in the prior year. Net working capital decreased to $70.1 million at October 31, 1998 from $99.4 million at October 31, 1997, primarily due to the cash reduction for acquisitions.

Total debt at October 31, 1998 was $89.9 million, an increase of $53.9 million from a year earlier, and is principally due to the Kirkhill acquisition. The existing 8.75% Senior Notes have a scheduled payment of $5.7 million, which will continue annually until maturity on July 30, 2002. Debt was comprised of the $50 million bridge facility used in the Kirkhill transaction, $22.9 million under the Company's 8.75% Senior Notes,
$15.4 million under various foreign currency debt agreements, and $1.6 million for revenue bonds assumed as part of a smaller acquisition completed during the year. Domestic and foreign credit facilities totaled $96 million, of which $34.6 million was available at October 31, 1998.

To the extent that foreign sales are transacted in a foreign currency, the Company would be subject to the risk of losses due to foreign currency fluctuations. In addition, the Company has substantial assets denominated in foreign currencies that are not offset by liabilities denominated in such foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.

Capital expenditures for 1998 (excluding acquisitions) were comprised of two new plants, expansion of certain existing plants, machinery and equipment, and enhancements to information technology systems in order to support growth and operational effectiveness. Capital expenditures are anticipated to be approximately $21 million for 1999 compared with $29.8 million in 1998. In 1999, the Company expects to continue to support expansion through investments in machinery, equipment and improvements to information technology, however there are no current plans for plant expansion.

The Company is aware of the issues associated with programming codes in existing computer systems as the year 2000 ("Y2K") approaches and is utilizing both internal and external resources to address Y2K compliance. The Company continues to assess the Y2K risk from failure of its internal systems as low. It is the Company's belief that the impact of a Y2K failure at any one location would not have a material impact due to its diversified and decentralized nature. Although risk is assessed as low, the Company recognizes that not all of its internal computer systems are compliant and steps are being taken to resolve these issues. Currently, it is expected that the systems will be materially compliant by March 1999, even though efforts on ancillary and supporting modules will continue throughout the year. Based on current information available, it is estimated that the cost of compliance will be less than $1 million.

While the Company does not have a complete assessment of third party exposure for Y2K issues, its decentralized structure minimizes the reliance on single product vendors and most third party relationships are deemed replaceable.

Forward-Looking Statements
--------------------------
Certain statements in the above commentary and throughout this annual report contain forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve risks and

        34A
uncertainties regarding matters that could significantly affect expected results, including information about industry trends, growth, Y2K, orders, currency fluctuations, backlog, capital expenditures and cash requirements. The Company is susceptible to economic cycles and financial results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting specific industries and customers.

A significant portion of the sales and profitability of some Company businesses is derived from telecommunications, electronics, computer, automotive, aerospace and defense markets. The products sold by most of the Company's businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end-user. Changes in general economic conditions or conditions in these and other specific industries, capital acquisition cycles and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. Thus, actual results may vary materially from these forward-looking statements. The Company does not undertake any obligation to publicly release the results of any revisions that may be made to these forward-looking statements to reflect any future events or circumstances.

Recent Accounting Pronouncements
--------------------------------
Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components. Comprehensive income represents net income plus certain items that are charged directly to shareholders' equity. This Statement will be effective for the Company in fiscal 1999.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the disclosure of information relating to operating segments. This Statement will be effective for the Company in fiscal 1999.

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," an amendment of SFAS Nos. 87, 88, and 106. The objective of this amendment is to provide disclosures that are more comparable, understandable and concise. This Statement will be effective for the Company in fiscal 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and established standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Statement will become effective in the Company's fiscal 1999 third quarter.

The Company is studying each of these pronouncements to determine their effect, including additional disclosure requirements that may be necessary.









        34B

Selected Financial Data.
in thousands, except per share amounts
                      for the years ended October 31,      1998         1997         1996         1995         1994

Operating Results            Sales                     $453,902     $390,958     $352,843     $351,897     $294,044
                             Cost of sales              282,135      243,197      215,015      215,934      178,397
                             Selling, general
                              and administrative        122,611      108,474      103,415      107,113      100,845
                             Restructuring
                              credit                          -            -            -       (2,067)           -
                             Interest income             (1,594)      (2,397)      (1,989)      (1,156)        (113)
                             Interest expense             3,803        3,603        4,328        5,598        6,098
                             Income tax expense          16,863       12,760       10,720        9,094        1,254
                             Net earnings                30,084       25,321       21,354       17,381        7,563
                             Net earnings
                              per share - diluted      $   1.70     $   1.44     $   1.31     $   1.26     $    .58
                             --------------------------------------------------------------------------------------

Financial Structure          Total assets              $387,179     $289,847     $276,646     $225,714     $217,524
                             Long-term debt, net         74,043       27,218       29,007       35,543       41,714
                             Shareholders' equity       196,376      165,718      142,304       83,706       65,491

                             Weighted average
                              shares outstanding -
                              diluted                    17,718       17,608       16,334       13,740       13,142
                             --------------------------------------------------------------------------------------

Market Price of Esterline Common Stock.
Principal Market - New York Stock Exchange
                      for the years ended October 31,           1998                  1997
                                                            High        Low       High        Low

Quarter                     First                         $19.13     $15.81     $14.00     $11.25
                            Second                         23.13      16.50      14.88      12.56
                            Third                          24.50      17.63      19.25      14.13
                            Fourth                         21.88      15.50      21.75      17.28
                            ---------------------------------------------------------------------

      At October 31, 1998 there were approximately 860 holders of record of the Company's common stock.

Consolidated Statement of Operations.
in thousands, except per share amounts

                      for the years ended October 31,               1998         1997         1996

                      Sales                                     $453,902     $390,958     $352,843

                      Costs and Expenses
                        Cost of sales                            282,135      243,197      215,015
                        Selling, general and administrative      122,611      108,474      103,415
                        Interest income                           (1,594)      (2,397)      (1,989)
                        Interest expense                           3,803        3,603        4,328
                      --------------------------------------------------     --------     --------
                                                                 406,955      352,877      320,769
                      --------------------------------------------------     --------     --------

                      Earnings Before Income Taxes                46,947       38,081       32,074
                      Income Tax Expense                          16,863       12,760       10,720
                      --------------------------------------------------     --------     --------
                      Net Earnings                              $ 30,084     $ 25,321     $ 21,354
                                                                ========     ========     ========
                      Net Earnings Per Share - Basic            $   1.74     $   1.48     $   1.35
                                                                ========     ========     ========
                      Net Earnings Per Share - Diluted          $   1.70     $   1.44     $   1.31
                                                                ========     ========     ========


                      see notes to consolidated financial statements

Consolidated Balance Sheet.
in thousands, except share and per share amounts
                                  October 31,                                       1998         1997

Assets

Current Assets                    Cash and equivalents                          $  8,897     $ 56,045
                                  Accounts receivable, net of
                                   allowances of $2,987 and $2,860                77,477       67,520
                                  Inventories                                     71,835       53,386
                                  Deferred income taxes                           15,693       14,186
                                  Prepaid expenses                                 4,055        3,290
                                  ------------------------------------------------------     --------
                                      Total Current Assets                       177,957      194,427

Property, Plant and Equipment     Land                                            13,400        2,885
                                  Buildings                                       66,451       47,899
                                  Machinery and equipment                        126,253      124,831
                                  ------------------------------------------------------     --------
                                                                                 206,104      175,615
                                  Accumulated depreciation                       112,042      117,239
                                  ------------------------------------------------------     --------
                                                                                  94,062       58,376

Other Non-Current Assets          Goodwill and intangibles, net                   99,344       22,925
                                  Other assets                                    15,816       14,119
                                  ------------------------------------------------------     --------
                                                                                $387,179     $289,847
                                                                                ========     ========
Liabilities and Shareholders' Equity

Current Liabilities               Accounts payable                              $ 23,307     $ 20,475
                                  Accrued liabilities                             68,275       64,208
                                  Credit facilities                                9,533        2,467
                                  Current maturities of long-term debt             6,358        6,386
                                  Federal and foreign income taxes                   385        1,472
                                  ------------------------------------------------------     --------
                                      Total Current Liabilities                  107,858       95,008

Long-Term Liabilities             Long-term debt, net of current maturities       74,043       27,218
                                  Deferred income taxes                            8,902        1,903

                                  Commitments and contingencies                        -            -













        37A
Shareholders' Equity              Common stock, par value
                                   $.20 per share,
                                   authorized 30,000,000 shares,
                                   issued and outstanding
                                   17,317,178 and 17,285,822 shares                3,463        3,457
                                  Capital in excess of par value                  46,793       46,831
                                  Retained earnings                              149,091      119,007
                                  Cumulative translation adjustment               (2,971)      (3,577)
                                  ------------------------------------------------------     --------
                                      Total Shareholders' Equity                 196,376      165,718
                                  ------------------------------------------------------     --------
                                                                                $387,179     $289,847
                                                                                ========     ========


                             see notes to consolidated financial statements










































        37B

Consolidated Statement of Cash Flows.
in thousands
                               for the years ended October 31,                   1998         1997         1996

Cash Flows Provided (Used)
 by Operating Activities       Net earnings                                 $  30,084     $ 25,321     $ 21,354
                               Depreciation and amortization                   18,316       17,404       16,269
                               Deferred income taxes                             (447)       4,764         (413)
                               Working capital changes,
                                net of effect of acquisitions
                                 Accounts receivable                           (2,344)        (436)      (4,319)
                                 Inventories                                   (4,920)      (8,947)      (2,694)
                                 Prepaid expenses                                (222)        (862)        (291)
                                 Accounts payable                                 167          447       (2,399)
                                 Accrued liabilities                           (1,557)      (3,525)         605
                                 Federal and foreign income taxes              (1,542)      (2,611)       1,886
                               Other, net                                      (2,420)      (1,099)       2,411
                               ------------------------------------------------------     --------     --------
                                                                               35,115       30,456       32,409
                               ------------------------------------------------------     --------     --------

Cash Flows Provided (Used)
 by Investing Activities       Capital expenditures                           (29,773)     (17,390)     (17,203)
                               Capital dispositions                             9,421        1,820        1,054
                               Acquisitions                                  (113,304)           -      (20,485)
                               ------------------------------------------------------     --------     --------
                                                                             (133,656)     (15,570)     (36,634)
                               ------------------------------------------------------     --------     --------

Cash Flows Provided (Used)
 by Financing Activities       Net change in credit facilities                  6,579       (2,417)      (2,214)
                               Repayment of long-term debt                     (5,079)      (1,922)      (6,812)
                               Proceeds from bridge facility                   50,000            -            -
                               Net proceeds provided by
                                sale of common stock                                -            -       38,365
                               ------------------------------------------------------     --------     --------
                                                                               51,500       (4,339)      29,339
                               ------------------------------------------------------     --------     --------

                               Effect of exchange rates                          (107)        (938)        (775)
                               ------------------------------------------------------     --------     --------
                               Net increase (decrease) in
                                cash and equivalents                          (47,148)       9,609       24,339

                               Cash and equivalents - beginning of year        56,045       46,436       22,097
                               ------------------------------------------------------     --------     --------
                               Cash and equivalents - end of year           $   8,897     $ 56,045     $ 46,436
                                                                            =========     ========     ========

Supplemental
Cash Flow Information          Cash paid during the year for
                                 Interest                                   $   3,244     $  3,720     $  4,480
                                 Income taxes                                  17,517        7,015        6,357

                             see notes to consolidated financial statements

Consolidated Statement of Shareholders' Equity.
in thousands, except share amounts
                                   for the years ended October 31,                1998         1997         1996

Common Stock, Par Value
$.20 Per Share                     Beginning of year                          $  3,457     $  3,401     $  2,657
                                   3,600,000 shares issued                           -            -          720
                                   Shares issued under stock option plans            6           56           24
                                   ---------------------------------------------------     --------     --------
                                   End of year                                   3,463        3,457        3,401
                                   ---------------------------------------------------     --------     --------

Capital in Excess of Par Value     Beginning of year                            46,831       46,716        9,061
                                   3,600,000 shares issued                           -            -       37,645
                                   Shares issued under stock option plans          (38)         115           10
                                   ---------------------------------------------------     --------     --------
                                   End of year                                  46,793       46,831       46,716
                                   ---------------------------------------------------     --------     --------

Retained Earnings                  Beginning of year                           119,007       93,686       72,332
                                   Net earnings                                 30,084       25,321       21,354
                                   ---------------------------------------------------     --------     --------
                                   End of year                                 149,091      119,007       93,686
                                   ---------------------------------------------------     --------     --------

Cumulative Foreign Currency
Translation Adjustments            Beginning of year                            (3,577)      (1,499)        (344)
                                   Change in foreign currency translation          606       (2,078)      (1,155)
                                   ---------------------------------------------------     --------     --------
                                   End of year                                  (2,971)      (3,577)      (1,499)
                                   ---------------------------------------------------     --------     --------
                                     Shareholders' Equity                     $196,376     $165,718     $142,304
                                                                              ========     ========     ========


see notes to consolidated financial statements

Notes to Consolidated Financial Statements.
Note 1.  Accounting Policies
----------------------------
Nature of Operations
Esterline Technologies (the "Company") - through its three groups - designs, manufactures and markets a broad array of capital-intensive engineered products. The Company principally serves the aerospace and defense industry, electronic equipment manufacturers, metal fabricators and general manufacturing industries throughout the world.

Basis of Presentation
The consolidated financial statements include all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in the preceding period to conform with the current year's presentation.

Management Estimates
To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

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

Research, Development and Related Engineering Costs
Research, development and related engineering costs approximated
$20,250,000, $17,556,000 and $15,373,000 in 1998, 1997 and 1996,
respectively, and are generally expensed as incurred.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method.

Goodwill and Intangibles
Intangible assets and the excess purchase price paid over net assets of businesses acquired are amortized on a straight-line basis over the period of expected benefit which ranges from 5 to 40 years. Accumulated amortization as of October 31, 1998 and 1997 was $28,876,000 and $25,612,000, respectively.

Asset Valuation
The carrying amount of long-lived assets is reviewed periodically for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon discounted future cash flow.

Environmental
Environmental exposures are provided for at the time they are known to exist or are considered reasonably probable and estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company.

Stock Split
In April 1998, the Company effected a two-for-one stock split on all outstanding shares of common stock. All share and per share data have been restated.

Earnings Per Share
All prior period earnings per share data have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also include the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 17,290,000, 17,124,000 and 15,842,000 for the years ended
October 31, 1998, 1997 and 1996, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 17,718,000, 17,608,000 and 16,334,000 for the years ended October 31, 1998,
1997 and 1996, respectively.

Cash Equivalents
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value.

Note 2.  Inventories
--------------------
Inventories at October 31 consisted of the following:

in thousands                                  1998        1997

Raw materials and purchased parts          $27,239     $17,502
Work in process                             33,284      26,191
Finished goods                              11,312       9,693
--------------------------------------------------     -------
                                           $71,835     $53,386
                                           =======     =======


Inventories stated under the last-in, first-out method totaled $8,845,000 and $11,945,000 at October 31, 1998 and 1997, respectively. Had the first-in, first-out method been used, these inventories would have been $5,621,000 and $5,274,000 higher than reported at October 31, 1998 and 1997, respectively.


Note 3. Accrued Liabilities
---------------------------
Accrued liabilities at October 31 consisted of the following:

in thousands                               1998        1997

Payroll and other compensation          $24,762     $19,354
Self-insurance                            5,137       6,329
Interest                                  1,240       2,244
Warranties                                7,212       9,356
State and other tax accruals              8,077       8,292
Other                                    21,847      18,633
-----------------------------------------------     -------
                                        $68,275     $64,208
                                        =======     =======


Note 4.  Retirement Benefits
----------------------------
Pension benefits are provided for substantially all U.S. employees under contributory and non-contributory pension and other plans, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 6.5% for 1998 and 7.5% for both 1997 and 1996 and annual compensation increases of 5%. The expected long-term rate of return on plan assets was assumed at 8.5% for 1998 and 1997 and 7.5% for 1996. Plan assets primarily consist of publicly traded common stocks, bonds and government securities.

Total pension expense (benefit) for all benefit plans, including defined benefit plans, was ($971,000), $1,758,000 and $2,329,000 for the years ended October 31, 1998, 1997 and 1996, respectively. Net periodic pension expense (benefit) for the Company's defined benefit plans for the years ended October 31 consisted of the following:

in thousands                                           1998          1997         1996

Service cost - benefits earned during the year      $ 2,639      $  3,150      $ 2,871
Interest cost on projected benefit obligation         5,645         5,598        5,154
Actual return on plan assets - investment gains      (7,144)      (26,279)      (8,074)
Net amortization and deferral                        (3,208)       18,297        1,319
-----------------------------------------------------------      --------      -------
Net pension expense (benefit)                       $(2,068)     $    766      $ 1,270
                                                    =======      ========      =======

The funded status of the defined benefit pension plan at October 31 was as follows:

in thousands                                                           1998          1997

Plan assets at fair value                                          $109,663      $113,001
Projected benefit obligation for service rendered to date            87,272        77,751
---------------------------------------------------------------------------      --------
Plan assets in excess of projected benefit obligation                22,391        35,250
Unrecognized prior service cost                                         634             -
Unrecognized net gain                                                (8,635)      (23,091)
Unrecognized transition asset                                          (963)       (1,444)
---------------------------------------------------------------------------      --------
Prepaid pension expense, included in other assets                  $ 13,427      $ 10,715
                                                                   ========      ========

Actuarial present value of accumulated benefit obligation,
 including vested benefits of $73,083 and $67,360                  $ 73,620      $ 67,744
                                                                   ========      ========


The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement. The related liability was $3,774,000 and $3,169,000 as of October 31, 1998 and 1997,
respectively.  This has been accounted for in accrued liabilities.

Note 5.  Income Taxes
---------------------
Income tax expense (benefit) for the years ended October 31 consisted of the following:

in thousands                       1998         1997         1996

Current
  U.S. Federal                  $14,799      $ 5,776      $ 9,309
  State                           1,295        1,200        1,394
  Foreign                         1,216        1,020          430
---------------------------------------      -------      -------
                                 17,310        7,996       11,133
Deferred
  U.S. Federal                     (429)       3,138         (593)
  State                             (18)         196          (17)
  Foreign                             -        1,430          197
---------------------------------------      -------      -------
                                   (447)       4,764         (413)
---------------------------------------      -------      -------
                                $16,863      $12,760      $10,720
                                =======      =======      =======

U.S. and foreign components of income before income taxes for the years ended October 31 were:

in thousands                       1998         1997         1996

U.S.                            $45,608      $34,121      $30,444
Foreign                           1,339        3,960        1,630
---------------------------------------      -------      -------
                                $46,947      $38,081      $32,074
                                =======      =======      =======

Primary components of the Company's deferred tax assets and (liabilities) for the years ended October 31 resulted from temporary tax differences associated with the following:














        44A

in thousands                                       1998          1997

Reserves and liabilities                       $ 17,108      $ 15,776
Employee benefits                                 4,306         4,067
-------------------------------------------------------      --------
Total deferred tax assets                        21,414        19,843

Depreciation and amortization                   (10,869)       (4,806)
Retirement benefits                              (3,496)       (2,754)
Other                                              (258)            -
-------------------------------------------------------      --------
Total deferred tax liabilities                  (14,623)       (7,560)
-------------------------------------------------------      --------
                                               $  6,791      $ 12,283
                                               ========      ========

A valuation allowance was not required due to the nature of and circumstances associated with the temporary tax differences.





































        44B
A reconciliation of the United States federal statutory income tax rate to the effective income tax rate for the years ended October 31 was as follows:

                                            1998       1997       1996

U.S. statutory income tax                  35.0%      35.0%      35.0%
State income taxes                          1.8        2.0        2.8
Foreign taxes                               1.3        0.5       (0.3)
Foreign sales corporation                  (1.5)      (1.8)      (2.1)
Tax exempt interest                        (0.3)      (0.7)      (1.5)
Non-deductible goodwill                     0.9          -          -
Other, net                                 (1.3)      (1.5)      (0.5)
-----------------------------------------------       ----       ----
Effective income tax rate                  35.9%      33.5%      33.4%
                                           ====       ====       ====

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits.

Note 6.  Debt
-------------
Long-term debt at October 31 consisted of the following:

in thousands                              1998         1997

Bridge facility                        $50,000      $     -
8.75% Senior Notes, due 2002            22,857       28,571
Other                                    7,544        5,033
----------------------------------------------      -------
                                        80,401       33,604

Less current maturities                  6,358        6,386
----------------------------------------------      -------
                                       $74,043      $27,218
                                       =======      =======

The Senior Notes are unsecured and payable in equal annual installments. Interest is payable semi-annually in January and July of each year. The unsecured bridge facility was retired in November 1998 from the proceeds of the private placement senior notes of $100,000,000. Maturities of these debt instruments range from 5 years to 10 years, with interest rates from 6.0% to 6.77%.

Maturities of long-term debt are as follows:






        45A

in thousands

1999                            $ 6,358
2000                              6,645
2001                              6,692
2002                              6,290
2003                             30,366
2004 and thereafter              24,050
---------------------------------------
                                $80,401
                                =======












































        45B
Short-term credit facilities at October 31 consisted of the following:

                                  1998                         1997
                       -----------------------      -----------------------
                       Outstanding    Interest      Outstanding    Interest
in thousands            Borrowings        Rate       Borrowings        Rate

U.S. dollar                 $    -           -           $    -           -
Foreign                      9,533       4.22%            2,467         7.7%
----------------------------------                       ------
                            $9,533                       $2,467
                            ======                       ======

The Company's primary U.S. dollar credit facility totals $35,000,000 through a group of banks. The credit agreement is unsecured and interest is based on standard inter-bank offering rates. An additional $11,000,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $46,000,000 available companywide. The underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company is in compliance with these covenants. Available credit under the above credit facilities was $34,617,000 at October 31, 1998, when reduced by outstanding borrowings and letters of credit of $1,850,000.

The fair value of the Company's long-term debt and short-term borrowings was estimated at $91,000,000 and $36,800,000 at October 31, 1998 and 1997,
respectively. These estimates were derived using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Note 7.  Commitments and Contingencies
--------------------------------------
Net rental expense for operating leases totaled $4,628,000, $3,754,000 and $3,159,000 in 1998, 1997 and 1996, respectively.

The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

in thousands

1999                            $ 3,532
2000                              3,219
2001                              3,136
2002                              3,099
2003                              3,085
2004 and thereafter               6,102
---------------------------------------
                                $22,173
                                =======

The Company has various lawsuits and claims, both offensive and defensive, and contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations.

Note 8.  Stock Option Plans
---------------------------
The Company provides a non-qualified stock option plan for officers and key employees. At October 31, 1998, the Company had 1,849,500 shares reserved for issuance to officers and key employees, of which 536,250 shares were available to be granted in the future. The Board of Directors authorized the Compensation and Stock Option Committee to administer option grants and their terms. Awards under the plan may be granted to eligible employees of the Company over a 10-year period ending March 4, 2007. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair value of the Company's common stock on the date of grant.

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

                                               1998                         1997                         1996
                                    -----------------------       ----------------------      -----------------------
                                                   Weighted                     Weighted                     Weighted
                                                    Average                      Average                      Average
                                       Shares         Price         Shares         Price         Shares         Price

Outstanding, beginning of year      1,190,000       $ 8.472      1,516,250       $ 6.089      1,509,250       $ 4.893
Granted                               187,000        18.644        271,000        14.304        258,000        11.155
Exercised                             (63,750)        4.261       (589,750)        5.086       (243,500)        4.112
Cancelled                                   -             -         (7,500)        3.750         (7,500)        3.813
---------------------------------------------       -------      ---------       -------      ---------       -------
Outstanding, end of year            1,313,250       $10.125      1,190,000       $ 8.472      1,516,250       $ 6.089
---------------------------------------------       -------      ---------       -------      ---------       -------
Exercisable, end of year              741,500       $ 6.893        574,750       $ 5.511        950,500       $ 4.946
                                    =========       =======      =========       =======      =========       =======

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under the Statement of Financial Accounting Standards ("SFAS")
No. 123, "Accounting for Stock-Based Compensation," are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.

If only options granted after 1995 were included, as prescribed by SFAS
No. 123, pro forma net income would have been $28,971,000, $24,517,000 and $21,089,000, respectively. Basic earnings per share for 1998, 1997 and 1996 would have been $1.68, $1.43 and $1.33, respectively. Diluted earnings per share for 1998, 1997 and 1996 would have been $1.64, $1.40 and $1.29, respectively.

The pro forma disclosures presented below include the fair value compensation expense for all options that would have been amortized during 1998, 1997 and 1996.
        47A

in thousands, except per share amounts
years ended October 31,                      1998         1997         1996

Net earnings as reported                  $30,084      $25,321      $21,354
Pro forma net earnings                     28,928       24,400       20,852

Basic earnings per share as reported      $  1.74      $  1.48      $  1.35
Pro forma basic earnings per share        $  1.67      $  1.43      $  1.32

Diluted earnings per share as reported    $  1.70      $  1.44      $  1.31
Pro forma diluted earnings per share      $  1.63      $  1.39      $  1.28
---------------------------------------------------------------------------











































        47B
The weighted average Black-Scholes value of options granted during 1998, 1997 and 1996 was $10.870, $7.320 and $6.012, respectively. The assumptions used in the Black-Scholes option-pricing model for 1998, 1997, and 1996 were as follows:

                                   1998              1997              1996

Volatility                         55.3%             41.6%             44.6%
Risk-free interest rate      4.1 - 4.57%      5.73 - 5.92%      6.12 - 6.38%
Expected life (years)             5 - 8             5 - 8             5 - 8
Dividends                             -                 -                 -
---------------------------------------------------------------------------

The following table summarizes information for stock options outstanding at October 31, 1998:

                                      Options Outstanding                  Options Exercisable
                             ---------------------------------------       --------------------
                                              Weighted
                                               Average      Weighted                   Weighted
                                             Remaining       Average                    Average
Range of Exercise Prices      Shares      Life (years)         Price       Shares         Price

$ 3.6875 -  4.3750           278,000              4.74      $ 4.0226      278,000      $ 4.0226
  4.5000 -  6.4375           295,000              4.92        5.9820      252,500        5.9053
  6.9375 - 11.6875           286,000              7.38       10.8433      147,000       10.7700
 13.2500 - 17.8125           261,250              8.33       14.0308       57,500       13.7310
 18.2500 - 19.8750           193,000              9.16       18.8964        6,500       19.8750
-----------------------------------------------------------------------------------------------

Note 9.  Capital Stock
----------------------
The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 30,000,000 shares of common stock ($.20 par value). At October 31, 1998, there were no shares of preferred stock outstanding. All prior share and per share data have been restated for the two-for-one stock split effected in April 1998.

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

Note 10.  Acquisitions
----------------------
The Company completed seven acquisitions during 1998. The acquisitions were financed with available cash and credit facilities. Following is a table summarizing the acquisitions:

                                             Purchase
                                                 Date            Description

      Company          Fluid                    11/97            Manufacturer of advanced hydraulic controls
                       Regulators Co.                            and components for the commercial aerospace
                                                                 and defense industries

                       Kai R. Kuhl Co.           1/98            Manufacturer of high-performance seals for
                                                                 the aerospace industry

                       Memtron                   5/98            Manufacturer of membrane switches and panels
                       Technologies Co.                          for medical, industrial computer and other
                                                                 commercial markets

                       Kirkhill                  8/98            Manufacturer of high-performance custom-
                       Rubber Co.                                engineered elastomer products for the aerospace
                                                                 industry and broad array of other specialty elastomer
                                                                 products for other markets

      Product Line     Sagem                    11/97            An aerospace pressure sensor product line

                       Illinois Tool Works      11/97            A Boeing 777 cockpit switch product line

                       Advanced                  8/98            Manufacturer of dedicated routers for the printed
                       Technology, Inc.                          circuit board industry, primarily for populated
                                                                 board applications

The total purchase price (including post-closing adjustments and third-party acquisition costs) for Kirkhill Rubber Co. and the other acquisitions were $93,140,000 and $34,022,000, respectively, and the purchase method of accounting was applied. For each transaction, the purchase price exceeded net assets resulting in goodwill which will be amortized over a range of 10 to 40 years using the straight-line method. The consolidated financial statements include the operating results from the date of the acquisition. In conjunction with these acquisitions, liabilities were assumed as follows:

in thousands

Fair value of assets acquired            $139,967
Cash paid                                 122,812
-------------------------------------------------
Liabilities assumed                      $ 17,155
                                         ========

The following unaudited pro forma information gives effect to the acquisition of Kirkhill had the acquisition occurred as of the beginning of the prior year. Pro forma results have not been presented for the other acquisitions since they are not material, both individually and in the aggregate, when compared to the pro forma results being presented. The unaudited pro forma information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company had the acquisition actually occurred as of the beginning of the prior period:

                                          1998         1997

Sales                                 $498,419     $448,354
Net Income                              31,595       27,125
Earnings per share - basic            $   1.83     $   1.58
Earnings per share - diluted          $   1.78     $   1.54
-----------------------------------------------------------

On August 1, 1996, the Company acquired all of the operating assets of Mason Electric Co. The purchase method of accounting was used, with the results of operations included from the date of acquisition. In 1996, the Company also acquired a noncontrolling equity interest in a company.

Note 11.  Business Segment Information
--------------------------------------
Details of the Company's operations by business segment for the years ended October 31 were as follows:

in thousands                          1998         1997         1996

Sales
Automation                        $143,356     $150,522     $146,698
Aerospace and Defense              189,569      140,200      111,691
Instrumentation                    120,977      100,236       94,454
------------------------------------------     --------     --------
                                  $453,902     $390,958     $352,843
                                  ========     ========     ========

Earnings Before Income Taxes
Automation                        $ 11,101     $ 15,450     $ 23,684
Aerospace and Defense               35,623       22,273       13,649
Instrumentation                     13,419        9,889        5,507
------------------------------------------     --------     --------
Operating Earnings                $ 60,143     $ 47,612     $ 42,840
                                  ========     ========     ========

Corporate expense                  (10,987)      (8,325)      (8,427)
Interest income                      1,594        2,397        1,989
Interest expense                    (3,803)      (3,603)      (4,328)
------------------------------------------     --------     --------
                                  $ 46,947     $ 38,081     $ 32,074
                                  ========     ========     ========

Identifiable Assets
Automation                        $ 66,757     $ 67,957     $ 67,360
Aerospace and Defense              222,065       88,399       86,303
Instrumentation                     64,653       50,691       46,507
Corporate(1)                        33,704       82,800       76,476
------------------------------------------     --------     --------
                                  $387,179     $289,847     $276,646
                                  ========     ========     ========

Capital Expenditures
Automation                        $  5,653     $  4,301     $  7,379
Aerospace and Defense               16,368        9,851        3,414
Instrumentation                      6,827        6,995        5,926
Corporate                              925          461          484
------------------------------------------     --------     --------
                                  $ 29,773     $ 21,608     $ 17,203
                                  ========     ========     ========

Depreciation and Amortization
Automation                        $  4,894     $  5,037     $  4,667
Aerospace and Defense                7,946        7,144        5,705
Instrumentation                      4,888        4,814        5,618
Corporate                              588          409          279
------------------------------------------     --------     --------
                                  $ 18,316     $ 17,404     $ 16,269
                                  ========     ========     ========
        51A

<F1>  Primarily cash, prepaid pension expense (see Note 4) and net deferred tax assets (see Note 5).






















































        51B
Note 11.  Business Segment Information (Continued)
--------------------------------------------------

The Company's operations by geographic area for the years ended October 31 were as follows:

in thousands                            1998         1997         1996

Sales
Domestic
Unaffiliated customers - U.S.       $333,678     $261,391     $230,286
Unaffiliated customers - export       58,926       67,194       57,130
Intercompany                          11,042       10,202       11,367
--------------------------------------------     --------     --------
                                     403,646      338,787      298,783
--------------------------------------------     --------     --------

France
Unaffiliated customers                47,056       40,467       41,690
Intercompany                           9,552        9,576            -
--------------------------------------------     --------     --------
                                      56,608       50,043       41,690
--------------------------------------------     --------     --------

All Other Foreign
Unaffiliated customers                14,242       21,906       23,737
Intercompany                           1,761        1,815        1,900
--------------------------------------------     --------     --------
                                      16,003       23,721       25,637
--------------------------------------------     --------     --------

Eliminations                         (22,355)     (21,593)     (13,267)
--------------------------------------------     --------     --------
                                    $453,902     $390,958     $352,843
                                    ========     ========     ========

Operating Earnings(1)
Domestic                            $ 58,579     $ 43,439     $ 41,517
France                                 2,485        3,587        2,647
All other foreign                     (1,025)        (122)      (1,742)
Eliminations                             104          708          418
--------------------------------------------     --------     --------
                                    $ 60,143     $ 47,612     $ 42,840
                                    ========     ========     ========

Identifiable Assets(2)
Domestic                            $302,977     $165,216     $158,004
France                                39,343       28,986       29,378
All other foreign                     11,155       12,845       12,788
                                    $353,475     $207,047     $200,170
                                    ========     ========     ========





        52A

<F1>  Before corporate expense, shown on page 58.
<F2>  Excludes corporate, shown on page 58.

The Company's principal foreign operations consist of manufacturing facilities located in France and Spain, and include sales and service operations located in England, Germany, Italy, Japan, Singapore and France. The sales above are based upon geographic origin of sale. Intercompany sales are made at selling prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.














































        52B
Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

                                             1998     1997     1996

Printed circuit board drilling equipment      16%      22%      22%
Aerospace switches and Indicators             13%      12%       9%
Gauge products                                10%      11%      12%
------------------------------------------------------------------

Note 12.  Quarterly Financial Data (Unaudited)
----------------------------------------------
The following is a summary of unaudited quarterly financial information:

in thousands,
except per share amounts          Fourth        Third       Second       First

Year ended October 31, 1998

Sales                           $132,730     $110,891     $114,551     $95,730
Gross margin                      48,860       42,051       44,149      36,707
Net earnings                       9,417        7,919        7,912       4,836
Net earnings
 per share - basic              $    .54     $    .46     $    .46     $   .28
Net earnings
 per share - diluted            $    .53     $    .45     $    .45     $   .27
------------------------------------------------------------------------------

Year ended October 31, 1997

Sales                           $108,741     $102,068     $ 97,951     $82,198
Gross margin                      39,130       37,822       38,720      32,089
Net earnings                       8,035        6,925        6,602       3,759
Net earnings
 per share - basic              $    .47     $    .40     $    .39     $   .22
Net earnings
 .per share(1) - diluted         $    .45     $    .39     $    .38     $   .21
------------------------------------------------------------------------------

<F1>  The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

Report of Independent Auditors.

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and its subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Esterline Technologies Corporation and its subsidiaries as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Seattle, Washington
December 9, 1998