Form 10-K, Exhibit 13
period 1999-10-31
ESTERLINE TECHNOLOGIES CORP
filed 2000-01-28
CIK 33619

Exhibit 13

Esterline Technologies Corporation
Management's Discussion and Analysis

General

      Esterline Technologies (the "Company") continued to refine its focus and to implement its growth strategy throughout 1999. This effort led directly to the completion of two significant transactions late in the year. The first was the purchase of the UK-based aerospace group of Muirhead Vactric and Norcroft Dynamics, companies strategic to growth in aerospace; the second was the divestiture of Federal Products Co., an operation not aligned with the Company's core emphasis and one that accounted for less than 10% of revenue.

      The Company also redefined its segments to correspond with the way the Company is organized and managed. This year's annual report includes the segments of Aerospace, Advanced Materials and Automation. The Aerospace Segment includes operations that produce high-precision components, primarily for aerospace and defense markets. The Advanced Materials Segment includes operations that formulate specialized materials such as high-temperature elastomers, molded-fiber compounds and certain finishings and coatings, also principally for aerospace and defense markets. The Automation Segment includes operations that manufacture products that enhance the fabrication efficiency and quality control of manufactured goods. All prior year information has been restated to reflect this change.

Results of Operations

Year Ended October 31, 1999 Compared with Year Ended October 31, 1998

Sales for 1999 grew 2% when compared with the prior period. Sales by Segment were as follows:

dollars in thousands	increase (decrease) from prior year	1999	1998
Aerospace Advanced Materials Automation	7% 40% (22%)	$183,783 127,920 149,266 $460,969	$171,028 91,498 191,376 $453,902

      Sales in Advanced Materials grew substantially in 1999. This growth was primarily attributable to Kirkhill, which was included in the Segment for a full year during 1999 and three months in 1998. Aerospace continued to see improvements although at a slower rate than in the previous year. Sales in Aerospace were positively impacted by the acquisition of Muirhead and Norcroft. Revenues for these entities were included for the last quarter of the year. The Company expects growth in both Aerospace and Advanced Materials to continue, although at a slower rate due to current commercial aircraft delivery schedules and short-term inventory reduction programs by certain customers. In the short-term, the Company expects these Segments to continue to benefit from aircraft retrofit programs and the spare parts and repair business for existing fleets, as well as from growth in the commuter and business aircraft markets. The Company is also well positioned to take advantage of anticipated long-term growth in the overall commercial and military aircraft markets.

      Sales in Automation declined due to a variety of unfavorable market conditions during the year. These included continuing poor worldwide demand for printed circuit board ("PCB") manufacturing equipment as well as soft agriculture and automotive markets. The sale of Tulon in late 1998 also impacted Automation in the year-over-year comparison.

      Sales to foreign customers, including export sales by domestic operations, totaled $137.3 million and $120.2 million, and accounted for 30% and 26% of the Company's sales for 1999 and 1998, respectively.

      Gross margin as a percentage of sales was 38% for both 1999 and 1998. On a comparative basis, gross margin in Aerospace decreased slightly due to volumes that were lower than expected. Gross margin for Advanced Materials decreased during the year due to volume decreases and new business included for a full year, primarily Kirkhill. An increase in Automation margin was related primarily to improvements at Federal Products relative to the prior year, and the divestiture of Tulon late in 1998. Gross margins by Segment ranged from 34% to 40% in 1999, compared with 33% to 42% in the prior year.

      Selling, general and administrative expenses (which include corporate expenses) increased to $106.2 million in 1999 compared with $102.4 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 23% in both 1999 and 1998. Research, development and related engineering spending increased to $24 million in 1999 from $20.8 million in 1998, and remained constant as a percentage of sales when compared with the prior year. Developments continued in laser technology for Automation; switches and sensors for Aerospace; and fireproofing elastomer for Advanced Materials during 1999.

      Segment earnings (excluding corporate expenses) decreased 5% to $56.9 million compared with $60.1 million in the prior year. Aerospace earnings were essentially flat with last year. Advanced Materials posted earnings of $29.2 million in 1999 compared with $24.7 million in 1998. The improvement was primarily due to Kirkhill's full year of earnings. Automation earnings decreased to $2.9 million in 1999 compared with $10.7 million in the prior year. This reduction was primarily due to the continued effects of a depressed worldwide PCB equipment market and was compounded in the second half of the year by a significant decline in the agriculture sector.

      Prior to the close of the year, the Company completed the sale of Federal Products to Mahr GmbH. Federal Products was the Company's only metrology business and accounted for less than 10% of the Company's sales during 1999. The Company recognized an $8 million gain on the sale for 1999.

      Interest income increased to $2.9 million compared with $1.6 million in the prior year. Interest expense increased to $9 million during 1999 compared with $3.8 million in the prior year. In November 1998, the Company completed a $100 million private placement of senior notes ("1999 Senior Notes"). The proceeds of this placement were used to retire an outstanding bridge facility arising from the Kirkhill acquisition. The remainder has been invested and is being utilized to fund other internal expansion and acquisition activities.

      The effective income tax rate decreased to 35% in 1999 from 36% in 1998, primarily due to a one-time benefit related to state taxes.

      Net earnings in 1999 were $29.9 million, or $1.69 per share on a diluted basis, compared with $30.1 million, or $1.70 per share, in the prior year.

      Orders received in 1999 increased 6% to $475.7 million from $448.5 million in the prior year. Backlog at October 31, 1999 was $183.2 million compared with $168.4 million at the end of the prior year. Approximately $32.5 million of backlog is scheduled to be delivered after 2000. Backlog is subject to cancellation until delivery.

Year Ended October 31, 1998 Compared with Year Ended October 31, 1997

Sales for 1998 grew 16% when compared with the prior period. Sales by Segment were as follows:

dollars in thousands	increase (decrease) from prior year	1998	1997
Aerospace Advanced Materials Automation	32% 46% (4%)	$171,028 91,498 191,376 $453,902	$129,354 62,760 198,844 $390,958

      Sales in Aerospace and Advanced Materials grew substantially in 1998. The growth was primarily attributable to continued strong aerospace market demand and acquisitions. During this period, both Segments benefited from the increased production of new aircraft. Automation experienced a downturn during the last half of the year primarily due to sluggish worldwide market demand for PCB manufacturing equipment. A contributing factor was the destabilized Asian economy.

      Sales to foreign customers, including export sales by domestic operations, totaled $120.2 million and $129.6 million, and accounted for 26% and 33% of the Company's sales for 1998 and 1997, respectively.

      Gross margin as a percentage of sales was 38% for both 1998 and 1997. On a comparative basis, Aerospace gross margin improved due to favorable commercial aerospace market conditions, while decreases were experienced in Advanced Materials and Automation. The Advanced Materials gross margin decrease included the impact of costs related to occupying new facilities. Key factors in the Automation gross margin decrease were the fourth quarter weakness in the market for quality control instrumentation products related to a strike at General Motors, and economic instability in Asia which directly affected pricing and demand for PCB manufacturing equipment. In addition, consolidation of the customer base resulted in larger but fewer buyers in the PCB manufacturing markets. Gross margins by Segment ranged from 33% to 42% in 1998, compared with 35% to 46% in the prior year.

      Selling, general and administrative expenses (which include corporate expenses) increased to $102.4 million in 1998 compared with $90.9 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 23% in both 1998 and 1997. Research, development and related engineering spending increased to $20.8 million in 1998 from $17.6 million in 1997, and remained constant as a percentage of sales. New laser technology, specialized materials, and lighting solutions for aircraft cockpits were some of the projects being pursued in 1998 which resulted in new and enhanced products.

      Segment earnings (excluding corporate expenses) increased 26% to $60.1 million compared with $47.6 million in the prior year. Aerospace and Advanced Materials posted earnings of $24.8 million and $24.7 million in 1998 compared with $16.0 million and $15.9 million in 1997. Strong aerospace and defense markets were the primary factors for improved earnings in both Segments. Automation earnings decreased 32% for the year to $10.7 million from $15.8 million in the prior year primarily due to the difficult PCB manufacturing environment.

      As available cash was used to complete acquisitions, interest income decreased to $1.6 million compared with $2.4 million in the prior year. Interest expense remained essentially unchanged at $3.8 million during 1998 from $3.6 million in the prior year.

      The effective income tax rate increased to 36% in 1998 from 34% in 1997 primarily due to non-deductible goodwill resulting from acquisitions made during the year.

      Net earnings in 1998 were $30.1 million, or $1.70 per share on a diluted basis, compared with $25.3 million, or $1.44 per share, in the prior year.

      Orders received in 1998 increased 7% to $448.5 million from $417.8 million in the prior year. Backlog at October 31, 1998 was $168.4 million compared with $154.1 million at the end of the prior year.

The Company has not experienced any significant year 2000 ("Y2K") issues, however, it does expect that immaterial Y2K related issues may occur. To that extent, the Company is engaged in ongoing efforts to ensure all Y2K issues are identified and resolved as early as possible.

      Few of the Company's products contain software coding. For products identified as containing software, testing was completed and updates have been available for some time. The Company has sought to identify customers that require upgrades. The Company's businesses have posted information on their websites and on each invoice sent to customers. In the event that a customer experiences a Y2K failure, staff and upgrade kits are available to resolve issues.

      Based on currently available information, the Company estimates total costs to be expended for outside consultants, software and hardware applications to be less than $1 million. The Company does not track internal costs such as payroll related to Y2K projects.

Liquidity and Capital Resources

      Cash and equivalents at October 31, 1999 totaled $55 million, an increase of $46.2 million from October 31, 1998. Short-term investments at October 31, 1999 were $25.9 million compared with no short-term investments at October 31, 1998. Net working capital increased to $140.9 million at October 31, 1999 from $70.1 million at October 31, 1998. Increases in both cash and net working capital are primarily related to the 1999 Senior Notes. Proceeds from the placement were used to retire a bridge facility for the Kirkhill acquisition. The remainder has been invested and is being utilized to fund other internal expansion and acquisition activities.

      Net accounts receivable were $69.6 million at October 31, 1999, compared to $77.5 million at October 31, 1998. Accounts payable decreased $6.4 million to $16.9 million at October 31, 1999. Federal and foreign income taxes payable increased $5.9 million to $6.3 million at October 31, 1999. These variances were primarily in Automation, largely due to the sale of Federal Products in October, and also the depression in both the PCB and agriculture related businesses. Net property, plant and equipment was $89.3 million at October 31, 1999, compared with $94.1 million at the end of the prior year primarily due to the sale of Federal Products. The reduction was partially offset by the purchase of Muirhead/Norcroft. Goodwill also increased to $105.4 million at October 31, 1999 compared with $99.3 million at October 31, 1998, due to the acquisition.

      Capital expenditures for 1999 were $15.6 million (excluding acquisitions) and included machinery and equipment, some minor facility expansions and enhancements to information technology systems in order to support growth and operational effectiveness. Capital expenditures are anticipated to approximate $21.5 million for 2000 as the Company continues to support expansion through investments in infrastructure.

      Total debt increased $39.4 million from October 31, 1998 to $129.4 million at October 31, 1999, principally due to the 1999 Senior Notes placement. Total debt outstanding at October 31, 1999 consisted of $100 million under the Company's 1999 Senior Notes, $17.1 million under the Company's 8.75% Senior Notes, $1.6 million for revenue bonds and $10.7 million under various foreign currency debt agreements, including capital lease obligations. The 8.75% Senior Notes have a scheduled annual payment of $5.7 million, which will continue until maturity on July 30, 2002. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6% to 6.77%. Management believes cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through 2000.

Market Risk Exposure

      The Company has financial instruments that are subject to interest rate risk, principally short-term investments and debt obligations issued at a fixed rate. To the extent that sales are transacted in a foreign currency, the Company is also subject to foreign currency fluctuation risk. Furthermore, the Company has assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Historically, the Company has not experienced material gains or losses due to interest rate or foreign exchange fluctuations.

Subsequent Events

      On December 21, 1999, the Company purchased Advanced Input Devices ("A.I.D."). A.I.D. is a privately held company with annual sales of approximately $40 million, located in Coeur d'Alene, Idaho. It is the world's leading independent manufacturer of custom keyboards and other multifunction data input subsystems. A.I.D. is a strategic purchase for the Company's growth platform around high-end illuminated displays and custom panels and will be included in Aerospace. The transaction was accounted for under the purchase method and funded with available cash.

Forward-Looking Statements

      Certain statements in the above commentary and throughout this annual report contain forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve risks and uncertainties regarding matters that could significantly affect expected results, including information about industry trends, growth, Y2K, orders, currency fluctuations, backlog, capital expenditures and cash requirements. The Company is susceptible to economic cycles and financial results can vary widely based on a number of factors, including domestic and foreign economic conditions and developments affecting specific industries and customers.

      A significant portion of the sales and profitability of the Company's businesses is derived from aerospace, defense, computer, electronics, telecommunications, medical and agriculture equipment markets. The products sold by most of the Company's businesses represent capital investment or support for capital investment by either the initial customer or the ultimate end-user. Changes in general economic conditions or conditions in these and other specific industries, capital acquisition cycles and government policies, collectively or individually, can have a significant effect on the Company's results of operations and financial condition. Thus, actual results may vary materially from these forward-looking statements. The Company does not undertake any obligation to publicly release the results of any revisions that may be made to these forward-looking statements to reflect any future events or circumstances.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and established standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The FASB delayed implementation of this standard, therefore, it will now be effective for the Company beginning in fiscal 2001. The Company is studying this pronouncement to determine its effect, including additional disclosure requirements that may be necessary.

In thousands except per share amounts
for the years ended October 31,	1999	1998	1997	1996	1995
Selected Financial Data. Operating Results

Sales
Cost of sales
Selling, general and
  administrative
Research, development
  and engineering
Gain on sale of business
Restructuring credit
Interest income
Interest expense
Income tax expense
Net earnings
Net earnings per share - diluted

	$460,969 286,410 106,239 24,022 (7,956) - (2,859) 9,011 16,240 29,862 $ 1.69	$453,902 281,539 102,361 20,846 - - (1,594) 3,803 16,863 30,084 $ 1.70	$390,958 243,197 90,918 17,556 - - (2,397) 3,603 12,760 25,321 $ 1.44	$352,843 215,015 88,042 15,373 - - (1,989) 4,328 10,720 21,354 $ 1.31	$351,897 215,934 90,475 16,638 - (2,067) (1,156) 5,598 9,094 17,381 $ 1.26
Financial Structure
Total assets Long-term debt, net Shareholders' equity	$453,082 116,966 224,620	$387,179 74,043 196,376	$289,847 27,218 165,718	$276,646 29,007 142,304	$225,714 35,543 83,706
Weighted average shares outstanding - diluted	17,658	17,718	17,608	16,334	13,740

in dollars for the years ended
October 31,	1999		1998
	High	Low	High	Low
Market Price of Esterline Common Stock. Principal Market - New York Stock Exchange
Quarter First Second Third Fourth	$24.13 19.63 16.75 16.63	$18.25 12.13 12.38 13.25	$19.13 23.13 24.50 21.88	$15.81 16.50 17.63 15.50

At October 31, 1999 there were approximately 839 holders of record of the Company's common stock.

in thousands except per share amounts
for the years ended October 31,	1999	1998	1997
Consolidated Statement of Operations.
Sales Cost of Sales	$460,969 286,410 174,559	$453,902 281,539 172,363	$390,958 243,197 147,761
Expenses Selling, general and administrative Research, development and engineering Total Expenses Operating Earnings	106,239 24,022 130,261 44,298	102,361 20,846 123,207 49,156	90,918 17,556 108,474 39,287
Gain on sale of business Interest income Interest expense Net Other (Income) Expense	(7,956) (2,859) 9,011 (1,804)	- (1,594) 3,803 2,209	- (2,397) 3,603 1,206
Earnings Before Income Taxes Income Tax Expense	46,102 16,240	46,947 16,863	38,081 12,760
Net Earnings	$ 29,862	$ 30,084	$ 25,321
Net Earnings Per Share - Basic Net Earnings Per Share - Basic	$ 1.72 $ 1.69	$ 1.74 $ 1.70	$ 1.48 $ 1.44

see notes to consolidated financial statements

in thousands except share and per share amounts
October 31,	1999	1998
Consolidated Balance Sheet.
Assets Current Assets Cash and equivalents Short-term investments Accounts receivable, net of allowances of $2,233 and $2,987 Inventories Deferred income taxes Prepaid expenses Total Current Assets	$ 55,047 25,933 69,613 71,430 16,212 4,251 242,486	$ 8,897 - 77,477 71,835 15,693 4,055 177,957
Property, Plant and Equipment Land Buildings Machinery and equipment Accumulated depreciation	13,159 62,561 117,555 193,275 103,936 89,339	13,400 66,451 126,253 206,104 112,042 94,062
Other Non-Current Assets Goodwill, net Intangibles, net and other assets	105,383 15,874 $453,082	99,344 15,816 $387,179
in thousands except share and per share amounts
October 31,	1999	1998
Consolidated Balance Sheet (continued).
Liabilities and Shareholders' Equity
Current Liabilities Accounts payable Accrued liabilities Credit facilities Current maturities of long-term debt Federal and foreign income taxes Total Current Liabilities	$ 16,918 65,974 5,138 7,249 6,299 101,578	$ 23,307 68,275 9,533 6,358 385 107,858
Long-Term Liabilities Long-term debt, net of current maturities Deferred income taxes	116,966 9,918	74,043 8,902
Commitments and contingencies	-	-

Shareholders' Equity
Common stock, par value$.20 per share,
  authorized 60,000,000 shares, issued and outstanding
  17,342,374 and 17,317,178 shares
Capital in excess of par value
Retained earnings
Accumulated other comprehensive income
        Total Shareholders' Equity

	3,468 46,824 178,953 (4,625) 224,620 $453,082	3,463 46,793 149,091 (2,971) 196,376 $387,179

see notes to consolidated financial statements

in thousands
for the years ended October 31,	1999	1998	1997
Consolidated Statement of Cash Flows.

Cash Flows Provided (Used)
  by Operating Activities
Net earnings
Gain on sale of business
Depreciation and amortization
Deferred income taxes
Working capital changes,
  net of effect of acquisitions
    Accounts receivable
    Inventories
    Prepaid expenses
    Accounts payable
    Accrued liabilities
    Federal and foreign income taxes
Other, net

	$ 29,862 (7,956) 20,796 497 4,778 (2,640) 98 (7,805) (5,795) 5,643 1,684 39,162	$ 30,084 - 18,316 (447) (2,344) (4,920) (222) 167 (1,557) (1,542) (2,420) 35,115	$ 25,321 - 17,404 4,764 (436) (8,947) (862) 447 (3,525) (2,611) (1,099) 30,456
Cash Flows Provided (Used) by Investing Activities Capital expenditures Capital dispositions Purchases of short-term investments Acquisitions, net of cash acquired	(15,641) 28,995 (25,933) (20,860) (33,439)	(29,773) 9,421 - (113,304) (133,656)	(17,390) 1,820 - - (15,570)

Cash Flows Provided (Used)
  by Financing Activities
Net change in credit facilities
Repayment of long-term obligations
Proceeds from sale of senior notes
Proceeds from bridge facility
Repayment of bridge facility

Effect of exchange rates
Net increase (decrease) in
  cash and equivalents

	(3,649) (6,287) 100,000 - (50,000) 40,064 363 46,150	6,579 (5,079) - 50,000 - 51,500 (107) (47,148)	(2,417) (1,922) - - - (4,339) (938) 9,609
Cash and equivalents - beginning of year Cash and equivalents - end of year	8,897 $ 55,047	56,045 $ 8,897	46,436 $ 56,045
Supplemental Cash Flow Information Cash paid during the year for Interest Income taxes	$ 6,805 8,779	$ 3,244 17,517	$ 3,720 7,015

see notes to consolidated financial statements

in thousands except per share amounts
for the years ended October 31,	1999	1998	1997
Consolidated Statement of Shareholders' Equity and Comprehensive Income.
Common Stock, Par Value $.20 Per Share
Beginning of year Shares issued under stock option plans End of year	$ 3,463 5 3,468	$ 3,457 6 3,463	$ 3,401 56 3,457
Capital in Excess of Par Value
Beginning of year Shares issued under stock option plans End of year	46,793 31 46,824	46,831 (38) 46,793	46,716 115 46,831
Retained Earnings
Beginning of year Net earnings End of year	149,091 29,862 178,953	119,007 30,084 149,091	93,686 25,321 119,007
Accumulated Other Comprehensive Income
Beginning of year Foreign currency translation adjustment End of year Shareholders' Equity	(2,971) (1,654) (4,625) $224,620	(3,577) 606 (2,971) $196,376	(1,499) (2,078) (3,577) $165,718
Comprehensive Income
Net earnings Foreign currency translation adjustment Comprehensive Income	$ 29,862 (1,654) $ 28,208	$ 30,084 606 $ 30,690	$ 25,321 (2,078) $ 23,243

see notes to consolidated financial statements

Notes to Consolidated Financial Statements.

NOTE 1 :

Accounting Policies

Nature of Operations
Esterline Technologies (the "Company") designs, manufactures and markets highly engineered products. The Company principally serves the aerospace and defense industry and electronic equipment manufacturers throughout the world.

Basis of Presentation
The consolidated financial statements include all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in the preceding periods to conform with the current year's presentation.

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

Short-Term Investments
Short-term investments, consisting principally of local government obligations, are classified as available-for-sale. These investments are carried at amortized cost which approximates the fair market value.

Inventories
Inventories are stated at the lower of cost or market. One subsidiary values its inventories under the last-in, first-out (LIFO) method while the remainder use the first-in, first-out (FIFO) method. Inventory cost includes material, labor and factory overhead.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $16,297,000, $15,126,000 and $14,515,000 for 1999, 1998 and 1997, respectively.

Asset Valuation
The carrying amount of long-lived assets, including goodwill attributable to those assets, is reviewed periodically for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon discounted future cash flow.

Goodwill and Intangibles
Intangible assets and the excess purchase price paid over net assets of businesses acquired are amortized on a straight-line basis over the period of expected benefit which ranges from 5 to 40 years. Accumulated amortization as of October 31, 1999 and 1998, was $33,355,000 and $28,876,000, respectively.

Environmental
Environmental exposures are provided for at the time they are known to exist or are considered reasonably probable and estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company. Costs provided for future expenditures on environmental remediation are not discounted to present value.

Stock Split
In April 1998, the Company effected a two-for-one stock split on all outstanding shares of common stock. All share and per share data have been restated.

Revenue Recognition
Sales are generally recorded at the time of shipment of products or performance of services and are presented net of sales returns and allowances.

Research, Development and Related Engineering Costs
Research, development and related engineering costs are generally expensed as incurred.

Earnings Per Share
Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also include the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 17,337,000, 17,290,000 and 17,124,000 for the years ended October 31, 1999, 1998 and 1997, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 17,658,000, 17,718,000 and 17,608,000 for the years ended October 31, 1999, 1998 and 1997, respectively.

Recent Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and established standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The FASB delayed implementation of this standard, therefore, it will now be effective for the Company beginning in fiscal 2001. The Company is studying this pronouncement to determine its effect, including additional disclosure requirements that may be necessary.

NOTE 2 :

Inventories

Inventories at October 31 consisted of the following:

in thousands	1999	1998
Raw materials and purchased parts Work in process Finished goods	$30,014 27,803 13,613 $71,430	$27,239 33,284 11,312 $71,835

Inventories stated under the last-in, first-out method totaled $6,267,000 and $8,845,000 at October 31, 1999 and 1998, respectively. Had the first-in, first-out method been used, these inventories would have been $524,000 and $5,621,000 higher than reported at October 31, 1999 and 1998, respectively. Federal Products Co., one of the operating units using the last-in, first-out method, was sold in October 1999.

NOTE 3 :

Accrued Liabilities

Accrued liabilities at October 31 consisted of the following:

in thousands	1999	1998
Payroll and other compensation Self-insurance Interest Warranties State and other tax accruals Other	$21,135 5,642 3,446 7,440 9,396 18,915 $65,974	$24,762 5,137 1,240 7,212 8,077 21,847 $68,275

NOTE 4 :

Retirement Benefits

The Company accounts for pension benefits in accordance with SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." Pension benefits are provided for substantially all U.S. employees under a non-contributory pension plan, and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 7.25%, 6.5% and 7.5% for 1999, 1998 and 1997, respectively, and annual compensation increases of 5%. The expected long-term rate of return on plan assets was assumed at 8.5% for 1999, 1998 and 1997. Plan assets primarily consist of publicly traded common stocks, bonds and government securities. The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

Total pension expense (benefit) for all benefit plans, including defined benefit plans, was $902,000, ($971,000) and $1,758,000 for the years ended October 31, 1999, 1998 and 1997, respectively. Net periodic pension expense (benefit) for the Company's defined benefit plans for the years ended October 31 consisted of the following:

in thousands	1999	1998	1997

Components of Net Periodic Benefit Cost
Service cost
Interest cost
Expected return on plan assets
Amortization of transition asset
Amortization of prior service cost
Amortization of actuarial (gain) loss
Net periodic (benefit) cost

	$ 3,351 5,726 (9,122) (400) 105 4 $ (336)	$ 2,639 5,645 (8,895) (405) 105 (1,157) $(2,068)	$ 3,150 5,598 (7,612) (404) 34 - $ 766

The funded status of the defined benefit pension plan at October 31 was as follows:

in thousands	1999	1998
Benefit Obligation Beginning balance Service cost Interest cost Amendments Actuarial (gain) loss Acquisition (divestiture) Benefits paid Ending balance	$ 92,509 3,351 5,726 - (8,717) - (8,708) $ 84,161	$ 81,480 2,639 5,645 705 11,131 (5,323) (3,768) $ 92,509
Plan Assets - Fair Value Beginning balance Actual return on plan assets Acquisition (divestiture) Company contributions Benefits paid Ending balance	$109,663 16,299 - 3,758 (8,708) $121,012	$113,001 5,740 (5,323) 13 (3,768) $109,663

Reconciliation of Funded Status to Net Amount Recognized
Funded status - plan assets in excess
  of (less than) benefit obligation
Unrecognized net actuarial gain
Unrecognized prior service costs
Unrecognized net transition obligations (assets)
Net amount recognized

	$ 36,851 (23,830) 874 (162) $ 13,733	$ 17,084 (7,861) 979 (562) $ 9,640
Amount Recognized in the Consolidated Balance Sheet Prepaid benefit cost Accrued benefit liability Net amount recognized	$ 14,279 (546) $ 13,733	$ 13,427 (3,787) $ 9,640

NOTE 5 :

Income Taxes

Income tax expense (benefit) for the years ended October 31 consisted of the following:

in thousands	1999	1998	1997
Current U.S. Federal State Foreign	$13,530 160 2,053 15,743	$14,799 1,295 1,216 17,310	$ 5,776 1,200 1,020 7,996
Deferred U.S. Federal State Foreign	684 20 (207) 497 $16,240	(429) (18) - (447) $16,863	3,138 196 1,430 4,764 $12,760

U.S. and foreign components of income before income taxes for the years ended October 31 were:

in thousands	1999	1998	1997
U.S. Foreign	$42,518 3,584 $46,102	$45,608 1,339 $46,947	$34,121 3,960 $38,081

Primary components of the Company's deferred tax assets (liabilities) for the years ended October 31 resulted from temporary tax differences associated with the following:

in thousands	1999	1998
Reserves and liabilities Employee benefits Total deferred tax assets	$ 17,339 4,425 21,764	$ 17,108 4,306 21,414
Depreciation and amortization Retirement benefits Other Total deferred tax liabilities	(9,720) (5,013) (737) (15,470) $ 6,294	(10,869) (3,496) (258) (14,623) $ 6,791

A valuation allowance was not required due to the nature of and circumstances associated with the temporary tax differences.

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate for the years ended October 31 was as follows:

	1999	1998	1997
U.S. statutory income tax State income taxes Foreign taxes Foreign sales corporation Tax exempt interest Non-deductible goodwill Other, net Effective income tax rate	35.0% 0.2 1.2 (1.1) (0.8) 1.7 (1.0) 35.2%	35.0% 1.8 1.3 (1.5) (0.3) 0.9 (1.3) 35.9%	35.0% 2.0 0.5 (1.8) (0.7) - (1.5) 33.5%

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings have either been permanently reinvested or would be substantially offset by foreign tax credits.

NOTE 6 :

Long-term debt at October 31 consisted of the following:

in thousands	1999	1998
Bank of America bridge facility 6.77% Senior Notes, due 2008 6.40% Senior Notes, due 2005 6.00% Senior Notes, due 2003 8.75% Senior Notes, due 2002 Other	$ - 40,000 30,000 30,000 17,143 7,072 124,215	$50,000 - - - 22,857 7,544 80,401
Less current maturities	7,249 $116,966	6,358 $74,043

The Company completed a $100 million private placement of senior notes ("1999 Senior Notes") in November 1998. The 1999 Senior Notes are payable in 2003, 2005 and 2008 with interest payments due semi-annually in November and May of each year. Proceeds from the placement were used to retire a bridge facility used for the Kirkhill acquisition. The Senior Notes due in 2002 are payable in equal annual installments and interest is payable semi-annually in January and July. All Senior Notes are unsecured.

Maturities of long-term debt are as follows:

in thousands
2000 2001 2002 2003 2004 2005 and thereafter	$ 7,249 6,909 6,618 30,655 501 72,283 $124,215

Short-term credit facilities at October 31 consisted of the following:

in thousands	1999		1998
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate
U.S. dollar Foreign	$ - 5,138 $5,138	- 5.60%	$ - 9,533 $9,533	- 4.22%

The Company's primary U.S. dollar credit facility totals $35,000,000 through a group of banks. The credit agreement is unsecured and interest is based on standard inter-bank offering rates. An additional $9,000,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $44,000,000 available companywide. The underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company is in compliance with these covenants. Available credit under the above credit facilities was $36,741,000 at October 31, 1999, when reduced by outstanding borrowings of $5,138,000 and letters of credit of $2,121,000.

The fair market value of the Company's long-term debt and short-term borrowings was estimated at $121,000,000 and $91,000,000 at October 31, 1999 and 1998, respectively. These estimates were derived using discounted cash flow with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

NOTE 7 :

Commitments and Contingencies

Net rental expense for operating leases totaled $4,647,000, $4,628,000 and $3,754,000 in 1999, 1998 and 1997, respectively.

The Company's rental commitments for noncancelable operating leases with a duration in excess of one year are as follows:

in thousands
2000 2001 2002 2003 2004 2005 and thereafter	$ 4,477 4,252 4,135 4,081 3,254 7,692 $27,891

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. The Company believes that it has made adequate provisions for contingent liabilities.

NOTE 8 :

Stock Option Plans

The Company provides a nonqualified stock option plan for officers and key employees. At October 31, 1999, the Company had 1,760,250 shares reserved for issuance to officers and key employees, of which 405,000 shares were available to be granted in the future. The Board of Directors authorized the Compensation and Stock Option Committee to administer option grants and their terms. Awards under the plan may be granted to eligible employees of the Company over a 10-year period ending March 4, 2007. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant.

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

	1999		1998		1997
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year Granted Exercised Cancelled Outstanding, end of year Exercisable, end of year	1,313,250 202,000 (47,500) (112,500) 1,355,250 925,500	$10.125 18.973 5.016 17.070 $11.046 $ 8.413	1,190,000 187,000 (63,750) - 1,313,250 741,500	$ 8.472 18.644 4.261 - $10.125 $ 6.893	1,516,250 271,000 (589,750) (7,500) 1,190,000 574,750	$ 6.089 14.304 5.086 3.750 $ 8.472 $ 5.511

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation," are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.

If only options granted after 1995 were included, as prescribed by SFAS No. 123, pro forma net income would have been $28,920,000, $28,971,000 and $24,517,000 for 1999, 1998 and 1997, respectively. Basic earnings per share for 1999, 1998 and 1997 would have been $1.67, $1.68 and $1.43, respectively. Diluted earnings per share for 1999, 1998 and 1997 would have been $1.64, $1.64 and $1.40, respectively.

The pro forma disclosures presented below include the fair value compensation expense for all options that would have been amortized during 1999, 1998 and 1997:

in thousands except per share amounts
years ended October 31,	1999	1998	1997
Net earnings as reported Pro forma net earnings	$29,862 28,915	$30,084 28,928	$25,321 24,400
Basic earnings per share as reported Pro forma basic earnings per share	$ 1.72 $ 1.67	$ 1.74 $ 1.67	$ 1.48 $ 1.43
Diluted earnings per share as reported Pro forma diluted earnings per share	$ 1.69 $ 1.63	$ 1.70 $ 1.63	$ 1.44 $ 1.39

The weighted average Black-Scholes value of options granted during 1999, 1998 and 1997 was $12.109, $10.870 and $7.320, respectively. The assumptions used in the Black-Scholes option-pricing model for 1999, 1998, and 1997 were as follows:

	1999	1998	1997
Volatility Risk-free interest rate Expected life (years) Dividends	60.5% 5.99 - 6.23% 5 - 8 -	55.3% 4.1 - 4.57% 5 - 8 -	41.6% 5.73 - 5.92% 5 - 8 -

The following table summarizes information for stock options outstanding at October 31, 1999:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price
$3.6875 - 4.9375 5.6250 - 8.8750 10.5000 - 13.2500 13.4375 - 19.6250 19.8750 - 20.6875	280,500 273,000 388,250 302,500 111,000	3.94 4.15 6.94 8.12 8.84	$ 4.0753 6.3182 11.9129 17.1971 20.4972	280,500 273,000 263,500 95,500 13,000	$ 4.0753 6.3182 1.7112 16.4773 19.8750

NOTE 9 :

Capital Stock

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 60,000,000 shares of common stock ($.20 par value). At October 31, 1999, there were no shares of preferred stock outstanding.

The Company has a Shareholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right ("Right") for each share of common stock held. Each Right entitles the holder to purchase one one-hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.

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

NOTE 10 :

Acquisitions and Divestitures

Effective August 1, 1999, the Company acquired all of the outstanding shares of Muirhead Vactric Components Limited and Norcroft Dynamics Limited. The total purchase price, including closing and other direct costs of the acquisition, was approximately $22,000,000 in cash. The acquisition resulted in an excess of cost over identifiable tangible assets of approximately $12,400,000. The purchase method of accounting was used, with the results of operations included since the effective date of the acquisition.

Effective October 28, 1999, the Company sold all of the outstanding shares of Federal Products Co., a wholly owned subsidiary. The gain on the sale of the subsidiary was $7,956,000 and the results of its operations were included in the accompanying consolidated financial statements through the date of divestiture.

On December 21, 1999, the Company purchased Advanced Input Devices ("A.I.D."). A.I.D. is a strategic purchase for the Company's growth platform around high-end illuminated displays and custom panels and will be included in Aerospace. The transaction was accounted for under the purchase method and funded with available cash.

NOTE 11 :

Business Segment Information

During 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement changed the segment requirements from disclosures based on product lines to a focus on how the Company is organized and managed. The Company is organized based on three primary segments: aerospace, advanced materials and automation.

The Aerospace Segment includes operations that produce high precision components, primarily for aerospace and defense applications. Sales are worldwide and include both military and commercial customers. The Advanced Materials Segment includes operations that formulate specialized materials such as high-temperature elastomers, molded-fiber compounds and certain finishings and coatings. Sales are primarily to domestic military, defense and aerospace customers. The Automation Segment includes operations that manufacture products that enhance the fabrication efficiency and quality control of manufactured goods. Sales are worldwide and customers include printed circuit board, original equipment, transportation and general manufacturers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and income taxes.

Details of the Company's operations by business segment for the years ended October 31 were as follows:

in thousands	1999	1998	1997
Sales Aerospace Advanced Materials Automation	$183,783 127,920 149,266 $460,969	$171,028 91,498 191,376 $453,902	$129,354 62,760 198,844 $390,958
Earnings Before Income Taxes Aerospace Advanced Materials Automation Segment Earnings	$ 24,822 29,186 2,924 56,932	$ 24,766 24,683 10,694 60,143	$ 15,970 15,864 15,778 47,612
Corporate expense Gain on sale of business Interest income Interest expense	(12,634) 7,956 2,859 (9,011) $ 46,102	(10,987) - 1,594 (3,803) $ 46,947	(8,325) - 2,397 (3,603) $ 38,081
Identifiable Assets Aerospace Advanced Materials Automation Corporate(1)	$144,836 135,907 62,868 109,471 $453,082	$123,346 142,902 87,227 33,704 $387,179	$ 82,984 34,337 89,726 82,800 $289,847
Capital Expenditures Aerospace Advanced Materials Automation Corporate	$ 6,029 3,866 5,518 228 $ 15,641	$ 9,103 11,997 7,748 925 $ 29,773	$ 10,297 4,014 6,836 461 $ 21,608
Depreciation and Amortization Aerospace Advanced Materials Automation Corporate	$ 6,961 6,814 6,270 751 $ 20,796	$ 6,065 4,579 7,084 588 $ 18,316	$ 5,231 4,493 7,271 409 $ 17,404
(1)	Primarily cash, prepaid pension expense (see Note 4) and net deferred tax assets (see Note 5).

The Company's operations by geographic area for the years ended October 31 were as follows:

in thousands	1999	1998	1997
Sales Domestic Unaffiliated customers - U.S. Unaffiliated customers - export Intercompany	$323,702 57,776 8,670 390,148	$333,678 58,926 11,042 403,646	$261,391 67,194 10,202 338,787
France Unaffiliated customers Intercompany	58,871 10,694 69,565	47,056 9,552 56,608	40,467 9,576 50,043
All Other Foreign Unaffiliated customers Intercompany	20,620 843 21,463	14,242 1,761 16,003	21,906 1,815 23,721
Eliminations	(20,207) $460,969	(22,355) $453,902	(21,593) $390,958
Segment Earnings(1) Domestic France All other foreign Eliminations	$ 52,585 5,233 (625) (261) $ 56,932	$ 58,579 2,485 (1,025) 104 $ 60,143	$ 43,439 3,587 (122) 708 $ 47,612
Identifiable Assets(2) Domestic France All other foreign	$269,860 35,758 37,993 $343,611	$302,977 39,343 11,155 $353,475	$165,216 28,986 12,845 $207,047
(1)	Before corporate expense, shown on page 50.
(2)	Excludes corporate, shown on page 50.

The Company's principal foreign operations consist of manufacturing facilities located in France, the United Kingdom and Spain, and include sales and service operations located in Germany, Italy, Japan, Hong Kong and France. Intercompany sales are at prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.

Product lines contributing more than 10% of total sales in any of the years ended October 31 were as follows:

	1999	1998	1997
Elastomeric products Printed circuit board drilling equipment Aerospace switches and indicators Gauge products	14% 12% 10% 9%	5% 16% 13% 10%	2% 22% 12% 11%

NOTE 12 :

Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

in thousands except per share amounts	Fourth	Third	Second	First
Year ended October 31, 1999
Sales Gross margin Net earnings Net earnings per share - basic Net earnings per share - diluted	$123,402 46,053 11,711 $ 0.68 $ 0.66	$112,748 43,425 5,952 $ 0.34 $ 0.34	$116,121 44,957 7,142 $ 0.41 $ 0.40	$108,698 40,124 5,057 $ 0.29 $ 0.29
Year ended October 31, 1998
Sales Gross margin Net earnings Net earnings per share - basic Net earnings per share - diluted	$132,730 49,456 9,417 $ .54 $ .53	$110,891 42,051 7,919 $ .46 $ .45	$114,551 44,149 7,912 $ .46 $ .45	$ 95,730 36,707 4,836 $ .28 $ .27