Form 10-K, Exhibit 13
period 2000-10-27
ESTERLINE TECHNOLOGIES CORP
filed 2001-01-19
CIK 33619

Exhibit 13

     Management's discussion and analysis of financial condition and results of operations

OVERVIEW

Our strategic growth plan revolves around the development of three key technologies—sensors and controls, specialized high-performance materials and illuminated displays. We are concentrating our efforts to selectively expand our capabilities in these markets. Our goal is to meet the evolving needs of our customers by providing a broad array of products and services through a single point of contact. We plan to accomplish this through internal development and strategic acquisitions. Internally, we are increasing our market presence by uniting sales forces, combining marketing opportunities and blending manufacturing knowledge and technological expertise.

Over the past several years we have focused on a selective acquisition and divestiture program supporting our long-term strategy to be a leading supplier to aerospace and defense customers throughout the world. Late in fiscal 1999, as a strategic addition to our European aerospace operation, we purchased the aerospace group of Muirhead Vactric and Norcroft Dynamics, Muirhead, a manufacturer of micro motors and motion control components located in the United Kingdom. Also, late in fiscal 1999, we divested Federal Products, an operation not aligned with our long-term direction. In December 1999, we acquired a manufacturer of custom keyboards and other multifunction data input subsystems, Advanced Input Devices Co., A.I.D. This acquisition expanded our high-end illuminated displays and custom panels operations.

We view and operate our business in three different segments: Aerospace, Advanced Materials and Automation. We primarily serve aerospace and defense customers with manufactured products such as high-end components for avionics, propulsion and guidance systems, high-performance elastomers and other complex materials in the Aerospace and Advanced Materials segments. The Automation segment serves electronic equipment customers with PCB drilling equipment and heavy equipment customers with automated machine tools for cutting and punching plate metal for heavy equipment applications.

RESULTS OF OPERATIONS

Fiscal 2000 compared with fiscal 1999

Sales for fiscal 2000 grew 6.5% when compared with the prior year. Sales by segment, were as follows:

	1999	2000	Increase (decrease) from prior year
	(dollars in thousands)

Aerospace	$183,783	$236,269	28.6%
Advanced Materials	127,920	129,386	1.1%
Automation	149,266	125,311	(16.0%	)

Total	$460,969	$490,966

Aerospace provided our key area of growth in fiscal 2000. Substantially all of this growth was attributable to the acquisitions of Muirhead and A.I.D. Muirhead was included for a full year in fiscal 2000 and only three months in the prior year. In addition, the timing of the A.I.D. acquisition resulted in the inclusion of approximately three quarters of its sales in fiscal 2000. Sales growth in Advanced Materials was affected by customer programs designed to rebalance inventory levels. We believe those inventory levels have been normalized. Order placement activity improved over the last two quarters of fiscal 2000.

The decrease in Automation sales was primarily a result of our October 1999 divestiture of Federal Products. Excluding Federal Products on a comparative basis, Automation sales increased 15.6% due to improved PCB manufacturing equipment business, driven largely by strong performance in the second half of the year. Performance in this area has been difficult to predict and current trends indicate that the improvement may not continue through fiscal 2001. In addition, equipment sales to the heavy equipment markets remained weak throughout fiscal 2000 and are not expected to improve during fiscal 2001.

Sales to foreign customers, including export sales by domestic operations, totaled $156.2 million and $137.3 million, and accounted for 31.8% and 29.8% of our sales for fiscal 2000 and 1999, respectively.

Overall, gross margin as a percentage of sales was 36.6% and 37.9% for fiscal 2000 and 1999, respectively. Gross margin by segment ranged from 35.0% to 37.6% in fiscal 2000, compared with 33.7% to 40.4% in the prior year. Gross margin ranges for fiscal 2000 were lower when compared to fiscal 1999 due to a combination of factors, including lower margins on some recent acquisitions in the Aerospace segment; customer-related inventory rebalancing during the first part of fiscal 2000 in Advanced Materials; and a non-recurring inventory charge in Advanced Materials.

Automation gross margin improved when compared with the prior year primarily due to the PCB equipment revenue increases and cost cutting measures that have been implemented in the operations serving the heavy equipment markets.

Selling, general and administrative expenses (which include corporate expenses) decreased to $105.5 million in fiscal 2000 compared with $106.2 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 21.5% and 23.0% in fiscal 2000 and 1999, respectively. Overall sales volume was weak throughout fiscal 1999 into the first quarter of fiscal 2000 and we focused on tightening selling, general and administrative expenses. In the second quarter of fiscal 2000, sales nearly matched the highest quarter in the prior year and continued to improve throughout the rest of the year. We believe our efficiency improvements have facilitated the absorption of business without significant increases in expenses. However, as an upward trend in sales continues, selling, general and administrative expenses will gradually increase. Long-term selling, general and administrative expense as a percentage of sales is unlikely to remain as low as the 21.5% in fiscal 2000.

Research, development and related engineering spending was $20.8 million, or 4.2% of sales, in fiscal 2000 compared with $24.0 million, or 5.2% of sales, in the prior year. During the year, several projects transitioned from prototype to production and accounted for the lower level of spending in the current fiscal year.

Segment earnings (excluding corporate expenses) increased 14.8% during fiscal year 2000 to $65.4 million compared with $56.9 million in the prior year. By segment, Aerospace earnings increased 31.6% to $32.7 million for fiscal 2000 compared with $24.8 million in the prior year, primarily due to acquisitions. Advanced Materials earnings were $24.8 million for fiscal 2000 compared with $29.2 million for the prior year. The decrease in earnings for Advanced Materials was attributable to the customer-related inventory rebalancing and the write-down of inventory. Automation earnings improved to $7.9 million for fiscal 2000 compared with $2.9 million for the prior year. For fiscal 1999, Automation earnings were attributable to Federal Products—sold at the end of that fiscal year. Excluding Federal Products in a year-over-year comparison, the increase in Automation earnings was primarily related to improvements in business related to PCB markets.

The $2.6 million gain on sale of business relates to the curtailment of retirement benefits for certain Federal Products employees resulting from the October 28, 1999 sale of that operation. This gain was reported during the third quarter when it was first estimable. For purposes of the benefit calculations, credited service under the plan was frozen as of the date of sale. We do not anticipate any further adjustments related to the curtailment.

Interest income decreased to $2.2 million during fiscal 2000 compared with $2.9 million in the prior year. Interest expense decreased to $8.1 million during fiscal 2000 compared with $9.0 million in the prior year.

The effective income tax rate for fiscal 2000 was 34.9% compared with fiscal 1999 at 35.2%. Both years benefited from certain tax credits.

Net earnings in fiscal 2000 were $32.6 million, or $1.85 per share on a diluted basis, compared with $29.9 million, or $1.69 per share, in the prior year.

Orders received in fiscal 2000 increased 12.7% to $536.1 million from $475.7 million in the prior year. The increase is primarily attributable to Aerospace and Advanced Materials. Backlog at the end of fiscal 2000 was $228.3 million compared with $183.2 million at the end of the prior year. Approximately $46.1 million of backlog is scheduled to be delivered after fiscal 2001. Backlog is subject to cancellation until delivery.

Fiscal 1999 compared with fiscal 1998

Sales for fiscal 1999 grew 1.6% when compared with the prior year. Sales by segment were as follows:

	1998	1999	Increase (decrease) from prior year
	(dollars in thousands)

Aerospace	$171,028	$183,783	7.5%
Advanced Materials	91,498	127,920	39.8%
Automation	191,376	149,266	(22.0%	)

Total	$453,902	$460,969

Sales in Advanced Materials grew substantially in fiscal 1999. This growth was primarily attributable to Kirkhill Rubber Co., Kirkhill, acquired in August 1998. Kirkhill was included in Advanced Materials for a full year during fiscal 1999 and three months in fiscal 1998. Aerospace continued to see improvements although at a slower rate than in the previous year. Sales in Aerospace were positively impacted by the acquisition of Muirhead. Revenues for this entity were included for the last quarter of the year.

Sales in Automation declined due to a variety of unfavorable market conditions during the year. These included continuing poor worldwide demand for PCB manufacturing equipment as well as soft agriculture and automotive markets. The sale of Tulon Co., Tulon, in late fiscal 1998 also impacted Automation in the year-over-year comparison.

Sales to foreign customers, including export sales by domestic operations, totaled $137.3 million and $120.2 million, and accounted for 29.8% and 26.5% of our sales for fiscal 1999 and 1998, respectively.

Gross margin as a percentage of sales was 37.9% and 38.0% for fiscal 1999 and 1998, respectively. Gross margins by segment ranged from 33.7% to 40.4% in fiscal 1999, compared with 33.2% to 42.4% in the prior year. Gross margin in Aerospace decreased slightly due to volumes that were lower than expected. Gross margin for Advanced Materials decreased during the year due to volume decreases and new business included for a full year, primarily Kirkhill. An increase in Automation margin was related primarily to improvements at Federal Products relative to the prior year, and the divestiture of Tulon late in fiscal 1998.

Selling, general and administrative expenses (which include corporate expenses) increased to $106.2 million in fiscal 1999 compared with $102.4 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 23.0% and 22.6% in fiscal 1999 and 1998, respectively.

Research, development and related engineering spending increased to $24.0 million in fiscal 1999 from $20.8 million in fiscal 1998, and as a percentage of sales was 5.2% compared with 4.6% in the prior year. Developments continued in laser technology for Automation; sensors and controls for Aerospace; and fireproofing elastomer for Advanced Materials during fiscal 1999.

Segment earnings (excluding corporate expenses) decreased 5.3% during fiscal 1999 to $56.9 million compared with $60.1 million in the prior year. Aerospace earnings were essentially flat with the prior year. Advanced Materials posted earnings of $29.2 million in fiscal 1999 compared with $24.7 million in fiscal 1998. The improvement was primarily due to Kirkhill's full year of earnings. Automation earnings decreased to $2.9 million in fiscal 1999 compared with $10.7 million in the prior year. This reduction was primarily due to the continued effects of a depressed worldwide PCB equipment market and was compounded in the second half of the year by a significant decline in the agriculture and heavy equipment sector.

Prior to the close of fiscal 1999, we completed the sale of Federal Products to Mahr GmbH. Federal Products was our only measurement business and accounted for less than 10.0% of our sales during fiscal 1999. We recognized an $8.0 million gain on the sale for fiscal 1999.

Interest income increased to $2.9 million during fiscal 1999 compared with $1.6 million in the prior year. Interest expense increased to $9.0 million during fiscal 1999 compared with $3.8 million in the prior year. In November 1998, we completed a $100.0 million private placement of senior notes (1999 Senior Notes). The proceeds of this placement were used to retire an outstanding bridge facility arising from the Kirkhill acquisition. The remainder was invested and utilized to fund other internal expansion and acquisition activities.

The effective income tax rate decreased to 35.2% in fiscal 1999 from 35.9% in fiscal 1998, primarily due to a one-time benefit related to state tax refunds.

Net earnings in fiscal 1999 were $29.9 million, or $1.69 per share on a diluted basis, compared with $30.1 million, or $1.70 per share, in the prior year.

Orders received in fiscal 1999 increased 6.1% to $475.7 million from $448.5 million in the prior year. Backlog at October 31, 1999 was $183.2 million compared with $168.4 million at the end of the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at the end of fiscal 2000 totaled $50.9 million, a decrease of $4.2 million from the prior year. No short-term investments were held at the end of fiscal 2000 compared with $25.9 million at the end of fiscal 1999. Net working capital decreased to $121.6 million at the end of fiscal 2000 from $140.9 million at the end of the prior year. These decreases were primarily attributable to the acquisitions completed during late 1999.

Net accounts receivable were $83.3 million at the end of fiscal 2000 compared with $69.6 million at the end of the prior year. Sales increased $15.1 million when compared with the prior year fourth quarter, resulting in a significant increase in net accounts receivable. Accounts payable were $25.0 million at the end of fiscal 2000 compared with $16.9 million at the end of the prior year. The increase was primarily due to the timing of payments in Automation. Net accounts receivable and accounts payable were also higher due to the inclusion of A.I.D. for the current year. Federal and foreign income taxes payable were $5.5 million at the end of fiscal 2000 compared with $6.3 million at the end of fiscal 1999.

Net property, plant and equipment was $87.4 million at the end of fiscal 2000 compared with $89.3 million at the end of the prior year. Goodwill increased to $138.0 million at the end of fiscal 2000 compared with $105.4 million at the end of the prior year, due to acquisitions completed during the year.

Capital expenditures for fiscal 2000 were $15.5 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $21.0 million for fiscal 2001. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Total debt decreased $12.0 million from the prior year to $117.4 million at the end of fiscal 2000, principally due to a reduction in outstanding short-term credit facilities and repayment of debt. Total debt outstanding at the end of fiscal 2000 consisted of $100.0 million under our 1999 Senior Notes, $11.4 million under our 8.75% Senior Notes, and $6.0 million under various foreign currency debt agreements, including capital lease obligations. The 8.75% Senior Notes have a scheduled annual payment of $5.7 million, which will continue until maturity on July 30, 2002. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6.00% to 6.77%. Management believes cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2001.

SEASONALITY

The timing of our revenues is impacted by the purchasing patterns of our customers and as a result we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday and vacation periods in both Europe and North America. This leads to decreased order and shipment activity, consequently first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

MARKET RISK EXPOSURE

We have financial instruments that are subject to interest rate risk, principally debt obligations issued at a fixed rate. To the extent that sales are transacted in a foreign currency, we are also subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Historically, we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. We own a significant operation in France. During the year, the foreign exchange rate for this country decreased significantly relative to the US dollar, which resulted in an increase in accumulated other comprehensive loss, as a result of the foreign currency translation adjustment.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board, FASB, issued Statement of Financial Accounting Standards, FAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 establishes standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. In June 1999, the FASB issued FAS No. 137 which deferred the effective date of FAS No. 133. This standard will be effective for us beginning in fiscal 2001. We utilize foreign currency forward contracts primarily to reduce our exposure to fluctuations between the US dollar and the French Franc. At the end of fiscal 2000, we held foreign currency contracts totaling a notional amount of $8.5 million. If FAS No 133 was in effect at the end of fiscal 2000, this would have resulted in a gain of approximately $600,000. We anticipate that future similar foreign currency transactions will qualify for hedge accounting treatment under FAS No. 133.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, SAB No. 101, "Revenue Recognition in Financial Statements." In SAB No. 101, the Commission's staff expressed its views regarding the appropriate recognition of revenue with regard to a variety of circumstances. We will be required to adopt SAB No. 101 for the fourth quarter of fiscal 2001. We are currently evaluating SAB No. 101, however, we believe it will not have a material impact on our consolidated financial statements.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of Accounting Principles Board Opinion 25, "Stock Issued to Employees." We adopted the Interpretation effective July 1, 2000, and it did not have a material impact on the consolidated financial statements.

SELECTED FINANCIAL DATA

in thousands, except per share amounts

for fiscal years	2000	1999	1998	1997	1996

Operating Results
Sales	$490,966	$460,969	$453,902	$390,958	$352,843
Cost of sales	311,242	286,410	281,539	243,197	215,015
Selling, general and administrative	105,532	106,239	102,361	90,918	88,042
Research, development and engineering	20,839	24,022	20,846	17,556	15,373
Gain on sale of business	(2,591)	(7,956)	—	—	—
Interest income	(2,205)	(2,859)	(1,594)	(2,397)	(1,989)
Interest expense	8,124	9,011	3,803	3,603	4,328
Income tax expense	17,438	16,240	16,863	12,760	10,720
Net earnings	32,587	29,862	30,084	25,321	21,354
Net earnings per share—diluted	$1.85	$1.69	$1.70	$1.44	$1.31

Financial Structure
Total assets	$474,339	$453,082	$387,179	$289,847	$276,646
Long-term debt, net	108,172	116,966	74,043	27,218	29,007
Shareholders' equity	249,695	224,620	196,376	165,718	142,304
Weighted average shares outstanding—diluted	17,654	17,658	17,718	17,608	16,334

MARKET PRICE OF ESTERLINE COMMON STOCK

in dollars

	2000		1999
for fiscal years	High	Low	High	Low

Quarter
First	$14.00	$10.25	$24.13	$18.25
Second	13.19	9.25	19.63	12.13
Third	16.13	12.06	16.75	12.38
Fourth	22.50	14.75	16.63	13.25

Principal Market—New York Stock Exchange

At the end of fiscal 2000, there were approximately 797 holders of record of the Company's common stock.

Esterline Technologies Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

in thousands, except per share amounts

for each of the three fiscal years in the period ended October 27, 2000	2000	1999	1998

Sales	$490,966	$460,969	$453,902
Cost of Sales	311,242	286,410	281,539

	179,724	174,559	172,363
Expenses
Selling, general and administrative	105,532	106,239	102,361
Research, development and engineering	20,839	24,022	20,846

Total Expenses	126,371	130,261	123,207

Operating Earnings	53,353	44,298	49,156

Gain on sale of business	(2,591)	(7,956)	—
Interest income	(2,205)	(2,859)	(1,594)
Interest expense	8,124	9,011	3,803

Net Other (Income) Expense	3,328	(1,804)	2,209

Earnings Before Income Taxes	50,025	46,102	46,947
Income Tax Expense	17,438	16,240	16,863

Net Earnings	$32,587	$29,862	$30,084

Net Earnings Per Share—Basic	$1.88	$1.72	$1.74

Net Earnings Per Share—Diluted	$1.85	$1.69	$1.70

See notes to consolidated financial statements.

Esterline Technologies Corporation

CONSOLIDATED BALANCE SHEET

in thousands, except share and per share amounts

as of October 27, 2000 and October 31, 1999	2000	1999

Assets
Current Assets
Cash and cash equivalents	$50,888	$55,047
Short-term investments	—	25,933
Accounts receivable, net of allowances of $2,423 and $2,233	83,336	69,613
Inventories	73,984	71,430
Deferred income tax benefits	16,053	16,212
Prepaid expenses	4,282	4,251

Total Current Assets	228,543	242,486
Property, Plant and Equipment
Land	12,950	13,159
Buildings	64,007	62,561
Machinery and equipment	123,611	117,555

	200,568	193,275
Accumulated depreciation	113,158	103,936

	87,410	89,339
Other Non-Current Assets
Goodwill, net	137,952	105,383
Intangibles, net and other assets	20,434	15,874

Total Assets	$474,339	$453,082

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$25,014	$16,918
Accrued liabilities	67,211	65,974
Credit facilities	2,654	5,138
Current maturities of long-term debt	6,525	7,249
Federal and foreign income taxes	5,518	6,299

Total current liabilities	106,922	101,578
Long-Term Liabilities
Long-term debt, net of current maturities	108,172	116,966
Deferred income taxes	9,550	9,918
Commitments and contingencies	—	—
Shareholders' Equity
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 17,424,853 and 17,342,374 shares	3,485	3,468
Additional paid in capital	46,952	46,824
Retained earnings	211,540	178,953
Accumulated other comprehensive loss	(12,282)	(4,625)

Total Shareholders' Equity	249,695	224,620

Total Liabilities and Shareholders' Equity	$474,339	$453,082

See notes to consolidated financial statements.

Esterline Technologies Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

in thousands

for each of the three fiscal years in the period ended October 27, 2000	2000	1999	1998

Cash Flows Provided (Used) by Operating Activities
Net earnings	$32,587	$29,862	$30,084
Gain on sale of business	(2,591)	(7,956)	—
Depreciation and amortization	21,709	20,796	18,316
Deferred income taxes	112	497	(447)
Working capital changes, net of effect of acquisitions
Accounts receivable	(12,377)	4,778	(2,344)
Inventories	(1,394)	(2,640)	(4,920)
Prepaid expenses	(472)	98	(222)
Accounts payable	6,773	(7,805)	167
Accrued liabilities	275	(5,795)	(1,557)
Federal and foreign income taxes	(701)	5,643	(1,542)
Other, net	(3,114)	1,684	(2,420)

	40,807	39,162	35,115

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(15,489)	(15,641)	(29,773)
Capital dispositions	1,618	28,995	9,421
Sales (Purchases) of short-term investments	25,933	(25,933)	—
Acquisitions of businesses, net of cash acquired	(45,998)	(20,860)	(113,304)

	(33,936)	(33,439)	(133,656)

Cash Flows Provided (Used) by Financing Activities
Net change in credit facilities	(1,922)	(3,649)	6,579
Repayment of long-term obligations	(8,655)	(6,287)	(5,079)
Proceeds from sale of senior notes	—	100,000	—
Proceeds (Repayment) of bridge facility	—	(50,000)	50,000

	(10,577)	40,064	51,500

Effect of foreign exchange rates on cash	(453)	363	(107)

Net increase (decrease) in cash and cash equivalents	(4,159)	46,150	(47,148)
Cash and cash equivalents—beginning of year	55,047	8,897	56,045

Cash and cash equivalents—end of year	$50,888	$55,047	$8,897

Supplemental Cash Flow Information
Cash paid during the fiscal year for
Interest	$8,366	$6,805	$3,244
Income taxes	17,521	8,779	17,517

See notes to consolidated financial statements.

Esterline Technologies Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

in thousands, except per share amounts

for each of the three fiscal years in the period ended October 27, 2000	2000	1999	1998

Common Stock, Par Value $.20 Per Share
Beginning of year	$3,468	$3,463	$3,457
Shares issued under stock option plans	17	5	6

End of year	3,485	3,468	3,463

Additional Paid-in Capital
Beginning of year	46,824	46,793	46,831
Shares issued under stock option plans	128	31	(38)

End of year	46,952	46,824	46,793

Retained Earnings
Beginning of year	178,953	149,091	119,007
Net earnings	32,587	29,862	30,084

End of year	211,540	178,953	149,091

Accumulated Other Comprehensive Loss
Beginning of year	(4,625)	(2,971)	(3,577)
Foreign currency translation adjustment	(7,657)	(1,654)	606

End of year	(12,282)	(4,625)	(2,971)

Total shareholders' equity	$249,695	$224,620	$196,376

Comprehensive Income
Net earnings	$32,587	$29,862	$30,084
Foreign currency translation adjustment	(7,657)	(1,654)	606

Comprehensive Income	$24,930	$28,208	$30,690

See notes to consolidated financial statements.

Esterline Technologies Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Policies

Nature of Operations

Esterline Technologies (the "Company") designs, manufactures and markets highly engineered products. The Company principally serves the aerospace and defense industry and electronic equipment manufacturers throughout the world, primarily in the United States and Europe.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year's presentation.

The Company closes its books for reporting purposes on the last Friday of October and has changed its fiscal year in 2000 to coincide with that date.

Management Estimates

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive loss. Foreign currency transaction gains and losses are included in income and have not been significant in amount.

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

Inventories

Inventories are stated at the lower of cost or market. One subsidiary determines the cost of its inventories under the last-in, first-out (LIFO) method while the remainder use the first-in, first-out (FIFO) method. Inventory cost includes material, labor and factory overhead.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $15,763,000, $16,297,000, and $15,126,000 for fiscal 2000, 1999, and 1998, respectively.

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

Goodwill and Intangibles

Intangible assets and the excess purchase price paid over the fair value of net assets of businesses acquired are amortized on a straight-line basis over the period of expected benefit which ranges from 5 to 40 years. Accumulated amortization of goodwill and intangibles was $38,173,000 and $33,355,000, respectively, at the end of fiscal years 2000 and 1999.

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

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share were 17,375,000, 17,337,000, and 17,290,000 for the fiscal years ending 2000, 1999, and 1998, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share were 17,654,000, 17,658,000, and 17,718,000 for the fiscal years ending 2000, 1999, and 1998, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 establishes standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. In June 1999, the FASB issued FAS No. 137 which deferred the effective date of FAS No. 133. This standard will be effective for the Company beginning in fiscal 2001. The Company utilizes foreign currency forward contracts primarily to reduce its exposure to fluctuations between the U.S. dollar and the French Franc. At the end of fiscal 2000, the Company held foreign currency forward contracts totaling a notional amount of $8.5 million. If FAS No. 133 was in effect at the end of fiscal 2000, this would have resulted in a gain of approximately $600,000. The Company anticipates that future similar foreign currency transactions will qualify for hedge accounting treatment under FAS No. 133.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." In SAB No. 101, the SEC staff expressed its views regarding the appropriate recognition of revenue with regard to a variety of circumstances. The Company will be required to adopt SAB No. 101 for the fourth quarter of fiscal 2001. The Company is currently evaluating SAB No. 101, however, the Company believes that it will not have a material impact on the consolidated financial statements.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of Accounting Principles Board ("APB") Opinion No. 25, "Stock Issued to Employees." The Interpretation was adopted by the Company effective July 1, 2000 and did not have a material impact on the consolidated financial statements.

(2) Inventory

Inventories at the end of the fiscal year consisted of the following:

in thousands	2000	1999

Raw materials and purchased parts	$31,693	$30,014
Work in process	27,264	27,803
Finished goods	15,027	13,613

	$73,984	$71,430

Inventories stated under the last-in, first-out method totaled $6,666,000 and $6,118,000 at the end of fiscal 2000 and 1999, respectively. Had the first-in, first-out method been used, these inventories would have been $421,000 and $524,000 higher than reported at the end of fiscal 2000 and 1999, respectively.

(3) Accrued Liabilities

Accrued liabilities at the end of the fiscal year consisted of the following:

in thousands	2000	1999

Payroll and other compensation	$24,614	$21,135
Casualty and medical	6,988	5,642
Interest	3,204	3,446
Warranties	7,946	7,440
State and other tax accruals	9,785	9,396
Other	14,674	18,915

	$67,211	$65,974

(4) Retirement Benefits

Pension benefits are provided for substantially all U.S. employees under a noncontributory pension plan and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 7.5%, 7.25%, and 6.5% for fiscal 2000, 1999, and 1998, respectively, and annual compensation increases of 5%. The expected long-term rate of return on plan assets was assumed at 8.5% for fiscal 2000, 1999, and 1998. Plan assets primarily consist of publicly traded common stocks, bonds and government securities. The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

Total pension expense (benefit) for all benefit plans, including defined benefit plans, was ($3,334,000), $902,000, and ($971,000) for the fiscal years ending 2000, 1999, and 1998, respectively. The Company recorded a curtailment gain resulting from the October 1999 sale of Federal Products Co. This amount is reported as a gain on sale of business in fiscal 2000. Net periodic pension benefit for the Company's defined benefit plans at the end of the fiscal year consisted of the following:

in thousands	2000	1999	1998

Components of Net Periodic Benefit Cost
Service cost	$2,268	$3,351	$2,639
Interest cost	6,463	5,726	5,645
Expected return on plan assets	(10,069)	(9,122)	(8,895)
Amortization of transition asset	(401)	(400)	(405)
Amortization of prior service cost	92	105	105
Amortization of actuarial loss (gain)	(116)	4	(1,157)
Recognition of gain due to curtailment	(2,591)	—	—

Net periodic benefit	$(4,354)	$(336)	$(2,068)

The funded status of the defined benefit pension plan at the end of each fiscal year was as follows:

in thousands	2000	1999

Benefit Obligation
Beginning balance	$ 84,161	$ 92,509
Service cost	2,268	3,351
Interest cost	6,463	5,726
Curtailment gain	(2,692)	—
Actuarial loss (gain)	7,713	(8,717)
Benefits paid	(5,552)	(8,708)

Ending balance	$ 92,361	$ 84,161

Plan Assets—Fair Value
Beginning balance	$121,012	$109,663
Actual return on plan assets	10,704	16,299
Company contributions	981	3,758
Benefits paid	(5,552)	(8,708)

Ending balance	$127,145	$121,012

Reconciliation of Funded Status to Net Amount Recognized
Funded status—plan assets in excess of benefit obligation	$ 34,784	$ 36,851
Unrecognized net actuarial gain	(16,635)	(23,830)
Unrecognized prior service costs	680	874
Unrecognized net transition obligations (assets)	239	(162)

Net amount recognized	$ 19,068	$ 13,733

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	19,231	14,279
Accrued benefit liability	(163)	(546)

Net amount recognized	$ 19,068	$ 13,733

(5) Income Taxes

Income tax expense for each of the fiscal years consisted of:

in thousands	2000	1999	1998

Current
U.S. federal	$14,011	$13,530	$14,799
State	650	160	1,295
Foreign	2,665	2,053	1,216

	17,326	15,743	17,310
Deferred
U.S. federal	(564)	684	(429)
State	(48)	20	(18)
Foreign	724	(207)	—

	112	497	(447)

Income tax expense	$17,438	$16,240	$16,863

U.S. and foreign components of earnings before income taxes for each of the fiscal years were:

in thousands	2000	1999	1998

U.S.	$42,794	$42,518	$45,608
Foreign	7,231	3,584	1,339

Earnings before income taxes	$50,025	$46,102	$46,947

Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

in thousands	2000	1999

Reserves and liabilities	$ 17,054	$ 17,339
Employee benefits	5,494	4,425

Total deferred tax assets	22,548	21,764
Depreciation and amortization	(8,378)	(9,720)
Retirement benefits	(6,960)	(5,013)
Other	(706)	(737)

Total deferred tax liabilities	(16,044)	(15,470)

	$ 6,504	$ 6,294

No valuation allowance was considered necessary on deferred tax assets.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2000	1999	1998

U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	0.8	0.2	1.8
Foreign taxes	1.2	1.2	1.3
Foreign sales corporation	(1.0)	(1.1)	(1.5)
Tax exempt interest	(0.6)	(0.8)	(0.3)
Non-deductible goodwill	2.5	1.7	0.9
Research & development credits	(3.9)	—	—
Other, net	0.9	(1.0)	(1.3)

Effective income tax rate	34.9%	35.2%	35.9%

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings were considered permanently reinvested or would be substantially offset by foreign tax credits, if repatriated.

(6) Debt

Long-term debt at the end of the fiscal year consisted of the following:

in thousands	2000	1999

6.77% Senior notes, due 2008	$ 40,000	$ 40,000
6.40% Senior notes, due 2005	30,000	30,000
6.00% Senior notes, due 2003	30,000	30,000
8.75% Senior notes, due 2002	11,428	17,143
Other	3,269	7,072

	114,697	124,215
Less current maturities	6,525	7,249

	$108,172	$116,966

The 1999 Senior Notes are payable in full in 2003, 2005 and 2008 and require semi-annual interest payments in November and May of each year. The 8.75% Senior Notes are due in 2002, are payable in equal annual installments and interest is payable semi-annually in January and July. All Senior Notes are unsecured.

Maturities of long-term debt at the end of the fiscal year were as follows:

in thousands
2001	$6,525
2002	6,236
2003	30,302
2004	285
2005	30,274
2006 and thereafter	41,075

$114,697

Short-term credit facilities at the end of the fiscal year consisted of the following:

in thousands	2000		1999

	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate
U.S. dollar	$ —	—	$ —	—
Foreign	2,654	5.70%	5,138	5.60%

	$2,654		$5,138

During the fourth quarter of fiscal 2000, the Company's primary U.S. dollar credit facility was renewed and increased from $35,000,000 to $50,000,000. This credit facility is offered through a group of banks, is unsecured with interest based on standard inter-bank offering rates and will be up for renewal during fiscal 2005. An additional $8,600,000 of unsecured foreign currency credit facilities has been extended by foreign banks for a total of $58,600,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at the end of the fiscal year. Available credit under the above credit facilities was $53,577,000 at fiscal 2000 year-end, when reduced by outstanding borrowings of $2,654,000 and letters of credit of $2,369,000.

The fair market value of the Company's long-term debt and short-term borrowings was estimated at $110,000,000 and $121,000,000 at fiscal year-end 2000 and 1999, respectively. These estimates were derived using discounted cash flow with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

(7) Commitments and Contingencies

Rental expense for operating leases totaled $5,871,000, $4,647,000, and $4,628,000 in fiscal 2000, 1999, and 1998, respectively.

At the end of the fiscal year, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

in thousands
2001	$5,696
2002	5,414
2003	5,337
2004	4,535
2005	3,873
2006 and thereafter	14,486

$39,341

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. The Company believes that it has made appropriate and adequate provisions for contingent liabilities.

(8) Stock Option Plans

The Company provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2000, the Company had 1,574,750 shares reserved for issuance to officers and key employees, of which 93,500 shares were available to be granted in the future. The Board of Directors has approved a proposal to solicit shareholder approval to amend the Stock Option Plan at the March 7, 2001 shareholders' meeting. The proposed amendment will authorize an additional 500,000 shares to be available for grant.

The Board of Directors authorized the Compensation and Stock Option Committee to administer option grants and their terms. Awards under the plan may be granted to eligible employees of the Company over the 10-year period ending March 4, 2007. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant.

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

	2000		1999		1998
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price

Outstanding, beginning of year	1,355,250	$11.046	1,313,250	$10.125	1,190,000	$8.472
Granted	316,500	13.216	202,000	18.973	187,000	18.644
Exercised	(185,500)	6.286	(47,500)	5.016	(63,750)	4.261
Cancelled	(5,000)	19.625	(112,500)	17.070	—	—

Outstanding, end of year	1,481,250	$12.077	1,355,250	$11.046	1,313,250	$10.125

Exercisable, end of year	921,500	$10.199	925,500	$8.413	741,500	$6.893

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation," are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.

If only options granted after fiscal 1995 were included, as prescribed by FAS No. 123, pro forma net income would have been $31,573,000, $28,920,000, and $28,971,000 for fiscal 2000, 1999, and 1998, respectively. Basic earnings per share for fiscal 2000, 1999, and 1998 would have been $1.82, $1.67, and $1.68, respectively. Diluted earnings per share for fiscal 2000, 1999, and 1998 would have been $1.79, $1.64, and $1.64, respectively.

The pro forma disclosures presented below include the fair value compensation expense for all options that would have been amortized during fiscal 2000, 1999, and 1998:

in thousands, except per share amounts	2000	1999	1998

Net earnings as reported	$32,587	$29,862	$30,084
Pro forma net earnings	$31,573	$28,915	$28,928
Basic earnings per share as reported	$1.88	$1.72	$1.74
Pro forma basic earnings per share	$1.82	$1.67	$1.67
Diluted earnings per share as reported	$1.85	$1.69	$1.70
Pro forma diluted earnings per share	$1.79	$1.63	$1.63

The weighted average Black-Scholes value of options granted during fiscal 2000, 1999, and 1998 was $8.516, $12.109, and $10.870, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal 2000, 1999, and 1998 were as follows:

	2000	1999	1998

Volatility	62.3%	60.5%	55.3%
Risk-free interest rate	5.75 - 5.83%	5.99 - 6.23%	4.10 - 4.57%
Expected life (years)	5 - 8	5 - 8	5 - 8
Dividends	—	—	—

The following table summarizes information for stock options outstanding at the end of the fiscal year:

Range of Exercise Prices	Shares	Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price

$ 3.6875 - 4.1875	218,000	2.89	$4.0453	218,000	$4.0453
4.3750 - 11.1250	293,000	4.37	8.1113	283,000	8.0446
11.3750 - 11.6875	285,750	7.49	11.5021	116,250	11.6875
13.2500 - 14.7500	330,250	7.51	13.7920	159,000	13.3502
16.7500 - 20.6875	354,250	7.79	19.1647	145,250	18.9883

(9) Capital Stock

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2000, there were no shares of preferred stock outstanding.

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

(10) Acquisitions

In December 1999, the Company purchased Advanced Input Devices Co. ("A.I.D."). A.I.D. is a strategic purchase for the Company's growth platform around high-end illuminated displays and custom panels. The total purchase price, including closing and other direct costs of the acquisition, was approximately $43,100,000. The acquisition resulted in an excess of cost over identifiable tangible assets of approximately $37,100,000. This goodwill is being amortized over a 30-year period.

The Company also purchased Surftech Finishes Co., a small metal-finishing operation, in April 2000. This acquisition resulted in an excess of cost over identifiable tangible assets of approximately $2,100,000.

Both transactions were accounted for under the purchase method of accounting and funded with available cash. The results of operations were included from the effective date of each acquisition.

(11) Business Segment Information

The Company's businesses are organized and managed in three operating segments: Aerospace, Advanced Materials and Automation. Aerospace operations produce high-precision components for avionics, propulsion and guidance systems. Advanced Materials operations formulate specialized materials such as high-temperature elastomers, molded-fiber compounds and certain finishings and coatings. Both segments principally serve aerospace and defense markets. Automation operations manufacture products that enhance the fabrication efficiency of manufactured goods. Sales in all segments are worldwide, and include military, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company's operations by business segment for the last three fiscal years were as follows:

in thousands	2000	1999	1998

Sales
Aerospace	$236,269	$183,783	$171,028
Advanced materials	129,386	127,920	91,498
Automation	125,311	149,266	191,376

	$490,966	$460,969	$453,902

Earnings Before Income Taxes
Aerospace	$32,661	$24,822	$24,766
Advanced materials	24,819	29,186	24,683
Automation	7,894	2,924	10,694

Segment earnings	65,374	56,932	60,143
Corporate expense	(12,021)	(12,634)	(10,987)
Gain on sale of business	2,591	7,956	—
Interest of income	2,205	2,859	1,594
Interest expense	(8,124)	(9,011)	(3,803)

	$50,025	$46,102	$46,947

Identifiable Assets
Aerospace	$192,496	$144,836	$123,346
Advanced materials	140,028	135,907	142,902
Automation	62,611	62,868	87,227
Corporate(1)	79,204	109,471	33,704

	$474,339	$453,082	$387,179

Capital Expenditures
Aerospace	$8,368	$6,029	$9,103
Advanced materials	3,822	3,866	11,997
Automation	2,758	5,518	7,748
Corporate	541	228	925

	$15,489	$15,641	$29,773

Depreciation and Amortization
Aerospace	$10,305	$6,961	$6,065
Advanced materials	6,938	6,814	4,579
Automation	3,686	6,270	7,084
Corporate	780	751	588

	$21,709	$20,796	$18,316

(1)
Primarily cash, prepaid pension expense (see Note 4) and deferred tax assets (see Note 5).

The Company's operations by geographic area for the last three fiscal years were as follows:

in thousands	2000	1999	1998

Sales
Domestic:
Unaffiliated customers—U.S.	$334,768	$323,702	$333,678
Unaffiliated customers—export	66,205	57,776	58,926
Intercompany	5,591	8,670	11,042

	406,564	390,148	403,646

France:
Unaffiliated customers	44,368	58,871	47,056
Intercompany	6,494	10,694	9,552

	50,862	69,565	56,608

All other foreign:
Unaffiliated customers	45,625	20,620	14,242
Intercompany	194	843	1,761

	45,819	21,463	16,003

Eliminations	(12,279)	(20,207)	(22,355)

	$490,966	$460,969	$453,902

Segment Earnings(1)
Domestic	$57,119	$52,585	$58,579
France	6,701	5,233	2,485
All other foreign	1,263	(625)	(1,025)
Eliminations	291	(261)	104

	$65,374	$56,932	$60,143

Identifiable Assets(2)
Domestic	$328,006	$269,860	$302,977
France	32,165	35,758	39,343
All other foreign	34,964	37,993	11,155

	$395,135	$343,611	$353,475

(1)
Before corporate expense, shown on page F-18.
(2)
Excludes corporate, shown on page F-18.

The Company's principal foreign operations consist of manufacturing facilities located in France, the United Kingdom and Spain, and include sales and service operations located in Germany, Italy, Hong Kong and France. Intercompany sales are at prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2000	1999	1998

Elastomeric products	13%	14%	5%
Printed circuit board drilling equipment	16%	12%	16%
Aerospace switches and indicators	9%	10%	13%
Gauge products	—	9%	10%

(12) Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

in thousands, except per share amounts	Fourth		Third		Second	First

Fiscal year 2000
Sales	$138,539		$126,033		$122,146	$104,248
Gross margin	50,963		45,791		44,962	38,008
Net earnings	11,130		9,694	(1)	6,937	4,826
Net earnings per share—basic	$.64		$.56		$.40	$.28
Net earnings per share—diluted	$.63		$.55		$.40	$.27
Fiscal year 1999
Sales	$123,402		$112,748		$116,121	$108,698
Gross margin	46,053		43,425		44,957	40,124
Net earnings	11,711	(2)	5,952		7,142	5,057
Net earnings per share—basic	$.68		$.34		$.41	$.29
Net earnings per share—diluted	$.66		$.34		$.40	$.29

(1)
Included a $2.6 million gain on sale of business related to the curtailment of retirement benefits for certain Federal Products employees resulting from the October 28, 1999 sale of that operation.
(2)
Included an $8.0 million gain on sale of Federal Products.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheet of Esterline Technologies Corporation and subsidiaries as of October 27, 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the two fiscal years ended October 31, 1999, were audited by other auditors whose report dated December 9, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation and subsidiaries at October 27, 2000 and the consolidated results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Seattle, Washington
December 6, 2000