Form 10-K, Exhibit 13
period 2001-10-26
ESTERLINE TECHNOLOGIES CORP
filed 2002-01-23
CIK 33619

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
We view and operate our business in three segments: Aerospace, Advanced Materials and Automation. We serve primarily aerospace and defense customers with manufactured products such as high-end components for avionics, propulsion and guidance systems, high-performance elastomers and other complex materials in the Aerospace and Advanced Materials segments. The Automation segment serves electronic equipment customers with printed circuit board (PCB) drilling equipment, and heavy equipment manufacturers with automated machine tools for cutting and punching plate metal.
      Our strategic growth plan revolves around the development of three key technologies - sensors and controls, specialized high-performance materials and illuminated displays, principally for aerospace and defense markets. We are concentrating our efforts to expand selectively our capabilities in these markets. Our goal is to meet the evolving needs of our customers by providing solutions to complex problems. We plan to accomplish this through internal development and strategic acquisitions. Internally, we are increasing our market presence by uniting sales forces, combining marketing opportunities, and blending manufacturing knowledge and technological expertise.
      Over the past several years we have focused on a selective acquisition and divestiture program supporting our long-term strategy to be a leading supplier to aerospace and defense customers throughout the world. To provide additional financing flexibility, in February 2001, we raised approximately $66.7 million from a common stock offering. During the year we completed strategic product line acquisitions in our Aerospace and Advanced Materials segments for $6.9 million. In the fourth quarter of fiscal 2001, we divested a small unit in our Aerospace segment not core to our other operations. After the events of September 11, we suspended advanced stage discussions relating to a significant acquisition in our Aerospace segment. Although the aftermath of September 11 is currently having an impact on our industry, we will continue to pursue our acquisition strategy.

Results of Operations

Fiscal 2001 Compared with Fiscal 2000
Sales for fiscal 2001 increased slightly over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2001	2000
Aerospace Advanced Materials Automation	16.2% 17.0% (47.8%)	$274,463 151,352 65,420 $491,235	$236,269 129,386 125,311 $490,966

      While consolidated sales were essentially flat compared to last year, sales by segment changed dramatically. Aerospace and Advanced Materials were key growth drivers in fiscal 2001. Sales performance in those segments reflected new product introductions and strength in the aerospace and defense industry. New product sales including cockpit lighting components, engine performance monitoring and sensing


equipment, and advanced materials for high temperature applications enhanced existing product lines. The order rate for businesses serving aerospace and defense markets remained strong through the third quarter of fiscal 2001, bolstered by new product introductions which expanded the scope and capabilities of these operations. The tragic events of September 11 impacted the global aviation industry, including our operations. Aerospace fourth quarter orders dropped 7.8% from the third quarter of fiscal 2001, principally reflecting the decline in aircraft spares orders. Advanced Materials fourth quarter orders decreased 14.4% from the third quarter of fiscal 2001, mainly due to the timing of receiving orders. Additionally, Advanced Materials sales and orders were impacted by the drop in aftermarket aircraft spares orders and the continued weakness in industrial/commercial demand due to the general economic slowdown.
      Automation sales declined rapidly in fiscal 2001 as electronics, telecommunications, and heavy equipment customers cut back sharply on capital expenditures for automated manufacturing equipment. At several points during fiscal 2001, including the fourth quarter, our Automation units reduced their work force to recognize current business conditions.
      Sales to foreign customers, including export sales by domestic operations, totaled $153.9 million and $156.2 million, and accounted for 31.3% and 31.8% of our sales for fiscal 2001 and 2000, respectively.
      Overall, gross margin as a percentage of sales was 35.6% and 36.6% for fiscal 2001 and 2000, respectively. Gross margin by segment ranged from 28.4% to 36.9% in fiscal 2001, compared with 35.0% to 37.6% in the prior year. Aerospace and Advanced Materials strong performance offset significant decreases in Automation. Advanced Materials had increased sales volumes and higher margin product mix. However, the segment incurred additional costs due to the California energy crisis, which caused utility rate increases and shutdowns during the first half of fiscal 2001. While Advanced Materials results were up overall, the general economic slowdown affecting industrial/commercial customers had an impact on sales volumes and gross margin.
      Selling, general and administrative expenses (which include corporate expenses) decreased to $103.4 million in fiscal 2001 compared with $105.5 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 21.0% and 21.5% in fiscal 2001 and 2000, respectively. The decrease in selling, general and administrative expenses from fiscal 2000 was due in large part to work force reductions and other restructuring measures taken by Automation in response to the severe market declines.
      Research, development and related engineering spending increased to $22.1 million or 4.5% in fiscal 2001 compared with $20.8 million or 4.2% of sales in the prior year. This spending is consistent with our philosophy of continually investing in new products and capabilities.
      Segment earnings (excluding corporate expenses) decreased 4.4% during fiscal 2001 to $62.5 million compared to $65.4 million in the prior year. By segment, Aerospace earnings increased 30.8% to $42.7 million for fiscal 2001 compared with $32.7 million in the prior year. Advanced Materials earnings increased 40.6% to $34.9 million for fiscal 2001 compared with $24.8 million for the prior year. Sales volume increases, product mix and lean initiatives account for the improvements in both Aerospace and Advanced Materials. Automation reported a loss of $15.1 million in fiscal 2001 compared with earnings of $7.9 million for the prior year. This reversal is directly related to the nearly 50% drop in sales experienced by this segment. Due to continued poor operating results and future prospects for the Automation segment, we wrote off the $2.9 million of goodwill and intangible assets related to that segment in the fourth quarter of fiscal 2001.
      In February 2001, an agreement was reached with several insurance companies settling an outstanding lawsuit that we brought to recover expenses associated with a disputed claim. A total recovery of $4.6 million of such expenses was recorded; $3.0 million in the second quarter of fiscal 2001 and the final $1.6 million in the third quarter of fiscal 2001.
      During fiscal 2001, $786 thousand in gains on derivative instruments were recorded from hedging foreign currency.


      Interest income increased to $3.3 million during fiscal 2001 compared with $2.2 million in the prior year, reflecting the increase in available cash and cash equivalents as a result of the public offering completed in February 2001. Interest expense decreased to $7.7 million during fiscal 2001 compared with $8.1 million in the prior year.
      The effective income tax rate for fiscal 2001 was 34.8% compared with fiscal 2000 at 34.9%. Both years benefited from various tax credits.
      Net earnings in fiscal 2001 were $32.5 million, or $1.62 per share on a diluted basis, compared with $32.6 million, or $1.85 per share, in the prior year. The decline in earnings per share on similar earnings reflects the issuance of 3.22 million new shares in February 2001.
      Orders received in fiscal 2001 decreased 9.4% to $485.8 million from $536.1 million in the prior year. The decrease was related to the Automation segment. Backlog at the end of fiscal 2001 was $222.9 million compared with $228.3 million at the end of the prior year. Backlog increased during the first half of fiscal 2001 despite difficulties in Automation and softness in industrial markets served by Aerospace and Advanced Materials operations. In our third fiscal quarter, backlog leveled off and in the fourth quarter backlog decreased across all segments, primarily reflecting the events of September 11 and the continued difficulties in Automation. Approximately $60.1 million of backlog is scheduled to be delivered after fiscal 2002. Backlog is subject to cancellation until delivery.

Fiscal 2000 Compared with Fiscal 1999
Sales for fiscal 2000 grew 6.5% when compared with the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2000	1999
Aerospace Advanced Materials Automation	28.6% 1.1% (16.0%)	$236,269 129,386 125,311 $490,966	$183,783 127,920 149,266 $460,969

      Aerospace provided our key area of sales growth in fiscal 2000. Substantially all of this growth was attributable to the acquisitions of Muirhead and Advanced Input Devices (A.I.D.). Muirhead was included for a full year in fiscal 2000 and only three months in the prior year. In addition, the timing of the A.I.D. acquisition resulted in the inclusion of approximately three quarters of its sales in fiscal 2000. Sales growth in Advanced Materials was affected by customer programs designed to rebalance inventory levels. Order placement activity improved over the last two quarters of fiscal 2000.
      The decrease in Automation sales was primarily a result of our October 1999 divestiture of Federal Products. Excluding Federal Products on a comparative basis, Automation sales increased 15.6% due to improved PCB manufacturing equipment business, driven largely by strong performance in the second half of the year. In addition, equipment sales to the heavy equipment markets remained weak throughout fiscal 2000.
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


      Automation gross margin improved when compared with the prior year primarily due to the PCB equipment revenue increases and cost cutting measures that were implemented in the operations serving the heavy equipment markets.
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
      Research, development and related engineering spending was $20.8 million, or 4.2% of sales, in fiscal 2000 compared with $24.0 million, or 5.2% of sales, in the prior year. During the year, several projects transitioned from prototype to production and accounted for the lower level of spending in fiscal year 2000.
      Segment earnings (excluding corporate expenses) increased 14.8% during fiscal year 2000 to $65.4 million compared with $56.9 million in the prior year. By segment, Aerospace earnings increased 31.6% to $32.7 million for fiscal 2000 compared with $24.8 million in the prior year, primarily due to acquisitions. Advanced Materials earnings were $24.8 million for fiscal 2000 compared with $29.2 million for the prior year. The decrease in earnings for Advanced Materials was attributable to the customer-related inventory rebalancing and the write-down of inventory. Automation earnings improved to $7.9 million for fiscal 2000 compared with $2.9 million for the prior year. For fiscal 1999, Automation earnings were attributable to Federal Products, which was sold at the end of that fiscal year. Excluding Federal Products in a year-over-year comparison, the increase in Automation earnings primarily reflected improvements in business related to PCB markets.
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
      The effective income tax rate for fiscal 2000 was 34.9% compared with fiscal 1999 at 35.2%. Both years benefited from various tax credits.
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

Liquidity and Capital Resources
Cash and cash equivalents at the end of fiscal 2001 totaled $119.9 million, an increase of $69.1 million from the prior year. Net working capital increased to $219.2 million at the end of fiscal 2001 from $121.6 million at the end of the prior year. These increases were primarily attributable to the common stock offering completed on February 21, 2001. We issued 3.22 million shares of common stock, including shares sold under the underwriters' over-allotment option, priced at $22 per share, generating net proceeds of approximately $66.7 million. These funds will provide additional financial resources for general corporate purposes, including the possible acquisition of other companies and/or product lines.


      Net accounts receivable were $82.8 million at the end of fiscal 2001 compared with $83.3 million at the end of the prior year. Inventories were $88.3 million at the end of fiscal 2001 compared to $74.0 at the end of the prior year. Aerospace and Advanced Materials sales increased $60.2 million when compared with the prior year, resulting in a significant increase in inventory. The increase in inventory also reflects certain product line acquisitions completed in fiscal 2001. Accounts payable were $22.1 million at the end of fiscal 2001 compared with $25.0 million at the end of the prior year. The decrease was primarily due to the timing of payments in the Automation segment. Federal and foreign income taxes payable were $2.3 million at the end of fiscal 2001 compared with $5.5 million at the end of fiscal 2000.
      Net property, plant and equipment was $88.3 million at the end of fiscal 2001 compared with $87.4 million at the end of the prior year.
      Capital expenditures for fiscal 2001 were $15.8 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $15.0 million for fiscal 2002. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.
      Total debt decreased $6.7 million from the prior year to $110.7 million at the end of fiscal 2001, principally due to repayment of debt according to terms. Total debt outstanding at the end of fiscal 2001 consisted of $100.0 million under our 1999 Senior Notes, $5.7 million under our 8.75% Senior Notes, and $5.0 million under various foreign currency debt agreements, including capital lease obligations. The 8.75% Senior Notes will be repaid at maturity on July 30, 2002. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6.00% to 6.77%. Management believes cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2002.

Seasonality
The timing of our revenues is impacted by the purchasing patterns of our customers and as a result we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Market Risk Exposure
We have financial instruments that are subject to interest rate risk, principally debt obligations issued at a fixed rate. To the extent that sales are transacted in a foreign currency, we are also subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Historically, we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. In fiscal 2001, the foreign exchange rate for our significant operation in France increased moderately relative to the U.S. dollar.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.
      We will adopt the new statements beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions of the statement is expected to result in an increase in net income for fiscal 2002 of approximately $3.5 million, or $.17 per share. Management is currently assessing any additional impact of adopting these statements, including potential impairment.


Selected Financial Data
In Thousands, Except Per Share Amounts
For Fiscal Years	2001	2000	1999	1998	1997

Operating Results
Net sales
Cost of sales
Selling, general and administrative
Research, development and engineering
Gain on sale of business
Insurance settlement
Gain on derivative
  financial instruments
Interest income
Interest expense
Income tax expense
Cumulative effect of a change in
  accounting (loss)
Net earnings
Earnings per share - diluted

	$491,235 316,401 103,369 22,148 - (4,631) (786) (3,307) 7,663 17,519 (403) 32,456 $ 1.62	$490,966 311,242 105,532 20,839 (2,591) - - (2,205) 8,124 17,438 - 32,587 $ 1.85	$460,969 286,410 106,239 24,022 (7,956) - - (2,859) 9,011 16,240 - 29,862 $ 1.69	$453,902 281,539 102,361 20,846 - - - (1,594) 3,803 16,863 - 30,084 $ 1.70	$390,958 243,197 90,918 17,556 - - - (2,397) 3,603 12,760 - 25,321 $ 1.44
Financial Structure Total assets Long-term debt, net Shareholders' equity Weighted average shares outstanding - diluted	$559,808 102,125 350,295 20,014	$474,339 108,172 249,695 17,654	$453,082 116,966 224,620 17,658	$387,179 74,043 196,376 17,718	$289,847 27,218 165,718 17,608


Market Price of Esterline Common Stock
In Dollars
For Fiscal Years	2001		2000
	High	Low	High	Low
Quarter First Second Third Fourth	$28.38 27.47 23.55 21.67	$19.38 16.10 18.60 11.25	$14.00 13.19 16.13 22.50	$10.25 9.25 12.06 14.75

Principal Market - New York Stock Exchange

At the end of fiscal 2001, there were approximately 712 holders of record of the Company's common stock.


Consolidated Statement of Operations
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 26, 2001	2001	2000	1999
Net Sales Cost of Sales	$491,235 316,401 174,834	$490,966 311,242 179,724	$460,969 286,410 174,559
Expenses Selling, general and administrative Research, development and engineering Total Expenses Operating Earnings	103,369 22,148 125,517 49,317	105,532 20,839 126,371 53,353	106,239 24,022 130,261 44,298
Gain on sale of business Insurance settlement Gain on derivative financial instruments Interest income Interest expense Other (Income) Expense, Net	- (4,631) (786) (3,307) 7,663 (1,061)	(2,591) - - (2,205) 8,124 3,328	(7,956) - - (2,859) 9,011 (1,804)
Earnings Before Income Taxes and Cumulative Effect of a Change in Accounting Income Tax Expense Earnings Before Cumulative Effect of a Change in Accounting	50,378 17,519 32,859	50,025 17,438 32,587	46,102 16,240 29,862
Cumulative Effect of a Change in Accounting for Derivative Financial Instruments, Net of Tax of $223 Net Earnings	(403) $ 32,456	- $ 32,587	- $ 29,862
Earnings Per Share Before Cumulative Effect of a Change in Accounting - Basic Cumulative Effect of a Change in Accounting - Basic Earnings Per Share - Basic	$ 1.67 (.02) $ 1.65	$ 1.88 - $ 1.88	$ 1.72 - $ 1.72
Earnings Per Share Before Cumulative Effect of a Change in Accounting - Diluted Cumulative Effect of a Change in Accounting - Diluted Earnings Per Share - Diluted	$ 1.64 (.02) $ 1.62	$ 1.85 - $ 1.85	$ 1.69 - $ 1.69

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts
As of October 26, 2001 and October 27, 2000	2001	2000
Assets
Current Assets Cash and cash equivalents Accounts receivable, net of allowances of $2,447 and $2,423 Inventories Deferred income tax benefits Prepaid expenses Total Current Assets	$119,940 82,844 88,268 17,005 5,683 313,740	$ 50,888 83,336 73,984 16,053 4,282 228,543
Property, Plant and Equipment Land Buildings Machinery and equipment Accumulated depreciation	13,092 64,811 127,717 205,620 117,349 88,271	12,950 64,007 123,611 200,568 113,158 87,410
Other Non-Current Assets Goodwill, net Intangibles, net and other assets Total Assets	135,369 22,428 $559,808	137,952 20,434 $474,339

See Notes to Consolidated Financial Statements.

As of October 26, 2001 and October 27, 2000	2001	2000
Liabilities and Shareholders' Equity
Current Liabilities Accounts payable Accrued liabilities Credit facilities Current maturities of long-term debt Federal and foreign income taxes Total Current Liabilities	$ 22,111 61,606 2,173 6,358 2,286 94,534	$ 25,014 67,211 2,654 6,525 5,518 106,922
Long-Term Liabilities Long-term debt, net of current maturities Deferred income taxes	102,125 12,854	108,172 9,550
Commitments and contingencies	-	-

Shareholders' Equity
Common stock, par value $.20 per share,
  authorized 60,000,000 shares, issued and
  outstanding 20,716,056 and 17,424,853 shares
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
    Total Shareholders' Equity
        Total Liabilities and Shareholders' Equity

	4,143 113,284 243,996 (11,128) 350,295 $559,808	3,485 46,952 211,540 (12,282) 249,695 $474,339

See Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows
In Thousands
For Each of the Three Fiscal Years in the Period Ended October 26, 2001	2001	2000	1999

Cash Flows Provided (Used) by Operating Activities
Net earnings
Gain on sale of business
Depreciation and amortization
Deferred income taxes
Working capital changes, net of effect of acquisitions
    Accounts receivable
    Inventories
    Prepaid expenses
    Accounts payable
    Accrued liabilities
    Federal and foreign income taxes
Other, net

	$32,456 - 24,109 2,352 1,715 (12,848) (1,301) (3,076) (5,985) (3,271) (3,853) 30,298	$32,587 (2,591) 21,709 112 (12,377) (1,394) (472) 6,773 275 (701) (3,114) 40,807	$29,862 (7,956) 20,796 497 4,778 (2,640) 98 (7,805) (5,795) 5,643 1,684 39,162
Cash Flows Provided (Used) by Investing Activities Purchases of capital assets Capital dispositions Sales (Purchases) of short-term investments Acquisitions of businesses, net of cash acquired	(15,758) 277 - (6,885) (22,366)	(15,489) 1,618 25,933 (45,998) (33,936)	(15,641) 28,995 (25,933) (20,860) (33,439)

For Each of the Three Fiscal Years in the Period Ended October 26, 2001	2001	2000	1999

Cash Flows Provided (Used) by Financing Activities
Net proceeds provided by sale of common stock
Net change in credit facilities
Repayment of long-term obligations
Proceeds from sale of senior notes
Repayment of bridge facility

	$ 66,736 (575) (6,389) - - 59,772	$ - (1,922) (8,655) - - (10,577)	$ - (3,649) (6,287) 100,000 (50,000) 40,064
Effect of foreign exchange rates on cash and cash equivalents	1,348	(453)	363
Net increase (decrease) in cash and cash equivalents Cash and cash equivalents - beginning of year Cash and cash equivalents - end of year	69,052 50,888 $119,940	(4,159) 55,047 $50,888	46,150 8,897 $ 55,047
Supplemental Cash Flow Information Cash paid during the fiscal year for Interest Income taxes	$ 7,792 18,652	$ 8,366 17,521	$ 6,805 8,779

See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity and Comprehensive Income
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 26, 2001	2001	2000	1999
Common Stock, Par Value $.20 Per Share Beginning of year 3,220,000 shares issued Shares issued under stock option plans End of year	$ 3,485 644 14 4,143	$ 3,468 - 17 3,485	$ 3,463 - 5 3,468
Additional Paid-in Capital Beginning of year 3,220,000 shares issued Shares issued under stock option plans End of year	46,952 66,092 240 113,284	46,824 - 128 46,952	46,793 - 31 46,824
Retained Earnings Beginning of year Net earnings End of year	211,540 32,456 243,996	178,953 32,587 211,540	149,091 29,862 178,953
Accumulated Other Comprehensive Gain (Loss) Beginning of year Change in fair value of derivative financial instruments Foreign currency translation adjustment End of year Total Shareholders' Equity	(12,282) 87 1,067 (11,128) $350,295	(4,625) - (7,657) (12,282) $249,695	(2,971) - (1,654) (4,625) $224,620
Comprehensive Income Net earnings Change in fair value of derivative financial instruments Foreign currency translation adjustment Comprehensive Income	$ 32,456 87 1,067 $ 33,610	$ 32,587 - (7,657) $ 24,930	$ 29,862 - (1,654) $ 28,208

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

Note 1.  Accounting Policies

Nature of Operations
Esterline Technologies Corporation (the "Company") designs, manufactures and markets highly engineered products. The Company principally serves the aerospace and defense industry and electronic equipment manufacturers throughout the world, primarily in the United States and Europe.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year's presentation. The Company's fiscal year ends on the last Friday of October.

Management Estimates
To prepare financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Financial Instruments
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company's policy is to hedge a portion of these forecasted transactions using forward exchange contracts, typically with maturities of less than one year. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of accumulated other comprehensive loss in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness was not material. The Company does not enter into any forward contracts for trading purposes.
      Effective at the beginning of fiscal 2001, the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect of this change in accounting principle was a charge of $403,000 (net of tax) or $.02 per share on a diluted basis.

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses are included in income and have not been significant in amount.


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

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $15,350,000, $15,763,000, and $16,297,000 for fiscal 2001, 2000 and 1999, respectively.

Long-lived Assets
The carrying amount of long-lived assets, including goodwill attributable to those assets, is reviewed periodically for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon discounted future cash flows.

Goodwill and Intangibles
Intangible assets and the excess purchase price paid over the fair value of net assets of businesses acquired are amortized on a straight-line basis over the period of expected benefit which ranges from 5 to 40 years. Accumulated amortization of goodwill and intangibles was $46,991,000 and $38,173,000, respectively, at the end of fiscal 2001 and 2000. Due to continued poor operating results and future prospects for the Automation segment, the Company wrote off the $2.9 million of goodwill and intangible assets related to that segment in the fourth quarter of fiscal 2001.
      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.
      The Company will adopt the new statements beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income for fiscal 2002 of approximately $3.5 million, or $.17 per share. Management is currently assessing any additional impact of adopting these statements, including potential impairment.

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


Revenue Recognition
Sales are generally recorded at the time of shipment of products or performance of services and are presented net of sales returns and allowances.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 19,641,000, 17,375,000, and 17,337,000 for the fiscal years 2001, 2000 and 1999, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 20,014,000, 17,654,000, and 17,658,000 for the fiscal years 2001, 2000 and 1999, respectively.

Note 2.  Inventories

Inventories at the end of the fiscal year consisted of the following:
In Thousands	2001	2000
Raw materials and purchased parts Work in process Finished goods	$41,332 30,464 16,472 $88,268	$31,693 27,264 15,027 $73,984

      Inventories stated under the last-in, first-out method totaled $5,646,000 and $6,666,000 at the end of fiscal 2001 and 2000, respectively. Had the first-in, first-out method been used, these inventories would have been $358,000 and $421,000 higher than reported at the end of fiscal 2001 and 2000, respectively.

Note 3.  Accrued Liabilities

Accrued liabilities at the end of the fiscal year consisted of the following:
In Thousands	2001	2000
Payroll and other compensation Casualty and medical Interest Warranties State and other tax accruals Other	$25,957 6,331 3,075 7,563 8,885 9,795 $61,606	$24,614 6,988 3,204 7,946 9,785 14,674 $67,211


Note 4.  Retirement Benefits

Pension benefits are provided for substantially all U.S. employees under a contributory pension plan and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 7.0%, 7.5%, and 7.25% for fiscal 2001, 2000 and 1999, respectively, and annual compensation increases of 5%. The expected long-term rate of return on plan assets was 8.5% for fiscal 2001, 2000 and 1999. Plan assets primarily consist of publicly traded common stocks, bonds and government securities. The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.
      Total pension expense (benefit) for all benefit plans, including defined benefit plans, was ($347,000), ($3,334,000), and $902,000 for fiscal years 2001, 2000 and 1999, respectively. The Company recorded a curtailment gain in fiscal year 2000 resulting from the sale of Federal Products Co., which was reported as a gain on sale of business. Net periodic pension benefit for the Company's defined benefit plans at the end of the fiscal year consisted of the following:
In Thousands	2001	2000	1999

Components of Net Periodic Benefit Cost
Service cost
Interest cost
Expected return on plan assets
Amortization of transition asset
Amortization of prior service cost
Amortization of actuarial loss (gain)
Recognition of gain due to curtailment
Net periodic benefit

	$ 2,465 6,803 (10,576) 81 88 (305) (141) $ (1,585)	$ 2,268 6,463 (10,069) (401) 92 (116) (2,591) $ (4,354)	$ 3,351 5,726 (9,122) (400) 105 4 - $ (336)


      The funded status of the defined benefit pension plan at the end of each fiscal year was as follows:
In Thousands	2001	2000
Benefit Obligation Beginning balance Service cost Interest cost Curtailment gain Actuarial loss Benefits paid Ending balance	$ 92,361 2,465 6,803 (154) 6,575 (5,799) $102,251	$ 84,161 2,268 6,463 (2,692) 7,713 (5,552) $ 92,361
Plan Assets - Fair Value Beginning balance Actual (loss) return on plan assets Company contributions Benefits paid Ending balance	$127,145 (3,024) 30 (5,799) $118,352	$121,012 10,704 981 (5,552) $127,145

Reconciliation of Funded Status to Net Amount Recognized
Funded status - plan assets in excess of benefit obligation
Unrecognized net actuarial loss (gain)
Unrecognized prior service costs
Unrecognized net transition obligations
Net amount recognized

	$ 16,101 3,845 579 158 $ 20,683	$ 34,784 (16,635) 680 239 $ 19,068
Amount Recognized in the Consolidated Balance Sheet Prepaid benefit cost Accrued benefit liability Net amount recognized	$ 21,554 (871) $ 20,683	$ 19,231 (163) $ 19,068


Note 5.  Income Taxes

Income tax expense for each of the fiscal years consisted of:
In Thousands	2001	2000	1999
Current U.S. federal State Foreign	$10,648 976 3,543 15,167	$14,011 650 2,665 17,326	$13,530 160 2,053 15,743
Deferred U.S. federal State Foreign Income tax expense	2,836 111 (595) 2,352 $17,519	(564) (48) 724 112 $17,438	684 20 (207) 497 $16,240

      U.S. and foreign components of earnings before income taxes for each of the fiscal years were:
In Thousands	2001	2000	1999
U.S. Foreign Earnings before income taxes	$39,798 10,580 $50,378	$42,794 7,231 $50,025	$42,518 3,584 $46,102

      Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:
In Thousands	2001	2000
Reserves and liabilities Employee benefits Total deferred tax assets	$15,957 6,007 21,964	$17,054 5,494 22,548
Depreciation and amortization Retirement benefits Other Total deferred tax liabilities	(9,801) (7,024) (988) (17,813) $ 4,151	(8,378) (6,960) (707) (16,045) $ 6,503

      No valuation allowance was considered necessary on deferred tax assets.


      A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:
2001	2000	1999

U.S. statutory income tax rate
State income taxes
Foreign taxes
Foreign sales corporation
Tax exempt interest
Non-deductible goodwill
Research & development credits
Other, net
Effective income tax rate

35.0% 1.3 0.4 (0.9) (1.2) 2.4 (2.8) 0.6 34.8%	35.0% 0.8 1.2 (1.0) (0.6) 2.5 (3.9) 0.9 34.9%	35.0% 0.2 1.2 (1.1) (0.8) 1.7 - (1.0) 35.2%

      No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested or would be substantially offset by foreign tax credits if repatriated.

Note 6.  Debt

Long-term debt at the end of the fiscal year consisted of the following:
In Thousands	2001	2000
6.77% Senior Notes, due 2008 6.40% Senior Notes, due 2005 6.00% Senior Notes, due 2003 8.75% Senior Notes, due 2002 Other Less current maturities	$ 40,000 30,000 30,000 5,714 2,769 108,483 6,358 $102,125	$ 40,000 30,000 30,000 11,428 3,269 114,697 6,525 $108,172

      The 1999 Senior Notes due in 2003, 2005 and 2008 require semi-annual interest payments in November and May of each year. The 8.75% Senior Notes are due in 2002 and interest is payable in January and July. All Senior Notes are unsecured.


      Maturities of long-term debt at the end of the fiscal year were as follows:

In Thousands
Fiscal years 2002 2003 2004 2005 2006 2007 and thereafter	$ 6,358 30,371 316 30,304 277 40,857 $108,483

      Short-term credit facilities at the end of the fiscal year consisted of the following:
In Thousands	2001		2000
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate
U.S. dollar Foreign	$ - 2,173 $2,173	- 4.82%	$ - 2,654 $2,654	- 5.70%

      The Company's primary U.S. dollar credit facility totals $50,000,000 through a group of banks. The credit agreement is unsecured and interest is based on standard inter-bank offering rates. An additional $7,000,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $57,000,000 available companywide.
      A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at the end of the fiscal year. Available credit under the above credit facilities was $51,911,000 at fiscal 2001 year-end, when reduced by outstanding borrowings of $2,173,000 and letters of credit of $2,916,000.
      The fair market value of the Company's long-term debt and short-term borrowings was estimated at $112,000,000 and $110,000,000 at fiscal year-end 2001 and 2000, respectively. These estimates were derived using discounted cash flow with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.


Note 7.  Commitments and Contingencies

Rental expense for operating leases totaled $6,106,000, $5,871,000, and $4,647,000 in fiscal 2001, 2000 and 1999, respectively.
      At the end of the fiscal year, the Company's rental commitments under noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands
Fiscal years 2002 2003 2004 2005 2006 2007 and thereafter	$ 5,552 5,392 4,387 3,572 3,538 13,522 $35,963

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

Note 8.  Stock Option Plans

The Company provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2001, the Company had 1,913,500 shares reserved for issuance to officers and key employees, of which 429,750 shares were available to be granted in the future.
      The Board of Directors has authorized the Compensation and Stock Option Committee to administer option grants and their terms. Awards under the plan may be granted to eligible employees of the Company over the 10-year period ending March 4, 2007. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant.


      The following table summarizes the changes in outstanding options granted under the Company's stock option plans:
	2001		2000		1999
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, beginning of year Granted Exercised Cancelled Outstanding, end of year Exercisable, end of year	1,481,250 180,000 (161,250) (16,250) 1,483,750 964,125	$12.08 23.48 9.54 14.75 $13.71 $11.44	1,355,250 316,500 (185,500) (5,000) 1,481,250 921,500	$11.05 13.22 6.29 19.63 $12.08 $10.20	1,313,250 202,000 (47,500) (112,500) 1,355,250 925,500	$10.13 18.97 5.02 17.07 $11.05 $ 8.41

      The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation," are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.
      If only options granted after fiscal 1995 were included, as prescribed by FAS No. 123, pro forma net income would have been $30,986,000, $31,573,000, and $28,920,000 for fiscal 2001, 2000 and 1999, respectively. Basic earnings per share for fiscal 2001, 2000 and 1999 would have been $1.58, $1.82, and $1.67, respectively. Diluted earnings per share for fiscal 2001, 2000 and 1999 would have been $1.55, $1.79, and $1.64, respectively.
      The pro forma disclosures presented below include the fair value compensation expense for all options that would have been amortized during fiscal 2001, 2000 and 1999:
In Thousands, Except Per Share Amounts	2001	2000	1999
Net earnings as reported Pro forma net earnings	$32,456 $30,986	$32,587 $31,573	$29,862 $28,915
Basic earnings per share as reported Pro forma basic earnings per share	$ 1.65 $ 1.58	$ 1.88 $ 1.82	$ 1.72 $ 1.67
Diluted earnings per share as reported Pro forma diluted earnings per share	$ 1.62 $ 1.55	$ 1.85 $ 1.79	$ 1.69 $ 1.63


      The weighted average Black-Scholes value of options granted during fiscal 2001, 2000 and 1999 was $14.99, $8.52, and $12.11, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal 2001, 2000 and 1999 were as follows:
	2001	2000	1999
Volatility Risk-free interest rate Expected life (years) Dividends	65.1% 3.59 - 4.37% 5 - 8 -	62.3% 5.75 - 5.83% 5 - 8 -	60.5% 5.99 - 6.23% 5 - 8 -

      The following table summarizes information for stock options outstanding at the end of the fiscal year:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price
$ 3.69 - 6.44 10.00 - 11.38 11.69 - 13.56 14.75 - 19.63 19.88 - 27.19	300,000 303,750 267,250 321,750 291,000	2.11 6.76 5.19 7.30 8.40	$ 4.71 11.01 12.89 17.52 22.34	300,000 169,125 251,250 175,250 68,500	$ 4.71 10.78 12.87 18.04 20.38

Note 9.  Capital Stock

The authorized capital stock of the Company consists of 500,000 shares of preferred stock, including 25,000 shares ($100 par value) and 475,000 shares ($1.00 par value) issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2001, there were no shares of preferred stock outstanding.
      On February 21, 2001 the Company completed a public offering of 3.22 million shares of common stock, including shares sold under the underwriters' over-allotment option, priced at $22 per share, generating net proceeds of approximately $66.7 million.
      The Company has a Shareholder Rights Plan providing for the distribution of one Preferred Stock Purchase Right ("Right") for each share of common stock held. Each Right entitles the holder to purchase one one-hundredth of a share of Series A Serial Preferred Stock at an exercise price of $56. The Rights expire December 23, 2002.


      The Rights will be exercisable and transferable apart from the common stock only if an Acquiring Person (as defined in the Shareholders Rights Plan) acquires beneficial ownership of 10% or more of the Company's common stock or commences a tender offer or exchange offer which would result in an Acquiring Person beneficially owning 10% or more of the Company's common stock. The Rights will be redeemable by the Company for $.01 each at any time prior to the tenth day after an announcement that an Acquiring Person beneficially owns 10% or more of the common stock. Upon the occurrence of certain events, the holder of a Right can purchase, for the then current exercise price of the Right, shares of common stock of the Company (or under certain circumstances, as determined by the Board of Directors, cash, other securities or property) having a value of twice the Right's exercise price. Upon the occurrence of certain other events, the holder of each Right would be entitled to purchase, at the exercise price of the Right, shares of common stock of a corporation or other entity acquiring the Company or engaging in certain transactions involving the Company, that has a market value of twice the Right's exercise price.

Note 10.  Acquisitions

In January 2001 the Aerospace segment purchased certain product lines consisting of high-end components for avionics for $4.3 million. In addition, in April and June 2001, the Advanced Materials segment acquired certain product lines consisting of highly engineered elastomer products principally sold to aerospace customers for $2.6 million. The acquisitions resulted in an excess of cost over identifiable tangible assets of approximately $4.2 million. The goodwill is being amortized over a ten to fifteen year period.
      In December 1999, the Company purchased Advanced Input Devices Co. ("A.I.D."). A.I.D. is a strategic purchase for the Company's growth platform around high-end illuminated displays and custom panels. The total purchase price, including closing and other direct costs of the acquisition, was approximately $43.1 million. The acquisition resulted in an excess of cost over identifiable tangible assets of approximately $37.1 million. This goodwill is being amortized over a 30-year period.
      The Company also purchased Surftech Finishes Co., a small metal-finishing operation, in April 2000. This acquisition resulted in an excess of cost over identifiable tangible assets of approximately $2.1 million.
      The above acquisitions were accounted for under the purchase method of accounting and funded with available cash. The results of operations were included from the effective date of each acquisition.

Note 11.  Business Segment Information

The Company's businesses are organized and managed in three operating segments: Aerospace, Advanced Materials and Automation. Aerospace operations produce high-precision components for avionics, propulsion and guidance systems. Advanced Materials operations formulate specialized materials such as high-temperature elastomers, molded-fiber compounds and certain finishings and coatings. Both segments principally serve aerospace and defense markets. Automation operations manufacture products that enhance the fabrication efficiency of manufactured goods. Sales in all segments are worldwide and include military, defense and commercial customers.
      Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.


      Details of the Company's operations by business segment for the last three fiscal years were as follows:
In Thousands	2001	2000	1999
Net Sales Aerospace Advanced Materials Automation	$274,463 151,352 65,420 $491,235	$236,269 129,386 125,311 $490,966	$183,783 127,920 149,266 $460,969
Earnings Before Income Taxes Aerospace Advanced Materials Automation Segment Earnings	$ 42,716 34,904 (15,136) 62,484	$ 32,661 24,819 7,894 65,374	$ 24,822 29,186 2,924 56,932
Corporate expense Gain on sale of business Insurance settlement Gain on derivative financial instruments Interest income Interest expense	(13,167) - 4,631 786 3,307 (7,663) $ 50,378	(12,021) 2,591 - - 2,205 (8,124) $ 50,025	(12,634) 7,956 - - 2,859 (9,011) $ 46,102
Identifiable Assets Aerospace Advanced Materials Automation Corporate[1]	$213,298 149,889 50,449 146,172 $559,808	$192,496 140,028 62,611 79,204 $474,339	$144,836 135,907 62,868 109,471 $453,082
Capital Expenditures Aerospace Advanced Materials Automation Corporate	$ 6,534 7,132 1,816 276 $ 15,758	$ 8,368 3,822 2,758 541 $ 15,489	$ 6,029 3,866 5,518 228 $ 15,641
Depreciation and Amortization Aerospace Advanced Materials Automation Corporate	$ 9,568 7,266 6,554 721 $ 24,109	$ 10,305 6,938 3,686 780 $ 21,709	$ 6,961 6,814 6,270 751 $ 20,796

1  Primarily cash, prepaid pension expense (see Note 4) and deferred tax assets (see Note 5).


      The Company's operations by geographic area for the last three fiscal years were as follows:
In Thousands	2001	2000	1999
Net Sales Domestic Unaffiliated customers - U.S. Unaffiliated customers - export Intercompany	$337,358 54,704 4,691 396,753	$334,768 66,205 5,591 406,564	$323,702 57,776 8,670 390,148
France Unaffiliated customers Intercompany	49,267 6,175 55,442	44,368 6,494 50,862	58,871 10,694 69,565
All Other Foreign Unaffiliated customers Intercompany	49,906 359 50,265	45,625 194 45,819	20,620 843 21,463
Eliminations	(11,225) $491,235	(12,279) $490,966	(20,207) $460,969
Segment Earnings1 Domestic France All other foreign Eliminations	$ 52,210 8,582 1,892 (200) $ 62,484	$ 57,119 6,701 1,263 291 $ 65,374	$ 52,585 5,233 (625) (261) $ 56,932
Identifiable Assets2 Domestic France All other foreign	$335,231 42,834 35,571 $413,636	$328,006 32,165 34,964 $395,135	$269,860 35,758 37,993 $343,611

1  Before corporate expense, shown on previous page.
2  Excludes corporate, shown on previous page.


      The Company's principal foreign operations consist of manufacturing facilities located in France, the United Kingdom and Spain, and include sales and service operations located in Germany, Italy, Hong Kong and France. Intercompany sales are at prices comparable with sales to unaffiliated customers. Sales to any single customer or government entity did not exceed 10% of consolidated sales.
      Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:
	2001	2000	1999
Elastomeric products Printed circuit board drilling equipment Aerospace switches and indicators Combustible ordnance components	14% 8% 13% 10%	13% 16% 9% 7%	14% 12% 10% 7%


Note 12.  Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:
In Thousands, Except Per Share Amounts	Fourth	Third	Second	First
Fiscal year 2001

Net sales
Gross margin
Earnings before cumulative effect
 of a change in accounting
Cumulative effect of a change in accounting
Net earnings
Earnings per share before cumulative effect
 of a change in accounting - basic3
Cumulative effect of a change in
 accounting - basic
Earnings per share - basic3
Earnings per share before cumulative effect
 of a change in accounting - diluted
Cumulative effect of a change in
 accounting - diluted
Earnings per share - diluted

	$124,543 43,318 7,3841 - $ 7,3841 $ .36 - $ .36 $ .35 - $ .35	$121,623 43,940 9,2292 - $ 9,2292 $ .45 - $ .45 $ .44 - $ .44	$127,062 45,156 9,5772 - $ 9,5772 $ .49 - $ .49 $ .48 - $ .48	$118,007 42,420 6,6691 (403) $ 6,2661 $ .38 (.02) $ .36 $ .37 (.02) $ .35

Fiscal year 2000
Net sales Gross margin Net earnings Earnings per share - basic Earnings per share - diluted	$138,539 50,963 11,130 $ .64 $ .63	$126,033 45,791 9,6944 $ .56 $ .55	$122,146 44,962 6,937 $ .40 $ .40	$104,248 38,008 4,826 $ .28 $ .27
1	Included the $2.9 million write off of goodwill and intangible assets in the Automation segment.
2	Included $3.0 million and $1.6 million in recoveries from the settlement of a disputed insurance claim, in the second quarter and third quarter of fiscal 2001, respectively.
3

The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

4	Included a $2.6 million gain on sale of business related to the curtailment of retirement benefits for certain Federal Products employees resulting from the October 28, 1999 sale of that operation.


Report of Independent Auditors

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and subsidiaries as of October 26, 2001 and October 27, 2000 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, cash flows, and shareholders' equity and comprehensive income of the Company for the fiscal year ended October 31, 1999, were audited by other auditors whose report dated December 9, 1999, expressed an unqualified opinion on those statements.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation and subsidiaries at October 26, 2001 and October 27, 2000, and the consolidated results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Seattle, Washington
December 6, 2001
