Form 10-K, Exhibit 13
period 2002-10-25
ESTERLINE TECHNOLOGIES CORP
filed 2003-01-22
CIK 33619

Exhibit 13

Management's Discussion and Analysis of Financial Condition
and Results of Continuing Operations

Overview
In the fourth quarter of fiscal 2002, we redefined the Company's segments to correspond with the way the Company is now organized and managed. Accordingly, this year's annual report includes the segments of Avionics & Controls, Sensors & Systems and Advanced Materials. Operations within our Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, fluid and motion control components and other related systems principally for aerospace and defense customers. Our Advanced Materials segment focuses on process related technologies including high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. Sales in all segments are worldwide and include military, defense and commercial customers.
      Our strategic growth plan revolves around the development of three key technologies - illuminated displays, sensors and systems, and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. We are concentrating our efforts to expand selectively our capabilities in these markets.
      As part of our long-term strategic direction, we strive to anticipate the global needs of our customers and to respond to such needs with comprehensive solutions. This effort has resulted in establishing strategic realignments of operations providing the capability to offer a more extensive product line to each customer through a single contact. In fiscal 2002, we completed four acquisitions in our Avionics & Controls and Advanced Materials segments at an aggregate cost of $128.6 million.
      On July 25, 2002, our Board of Directors adopted a formal plan for the sale of the assets and operations of our Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. We recorded an after-tax loss from discontinued operations of $25.0 million, including $10.3 million of operating losses through July 25, 2002; $5.6 million for losses incurred from July 26, 2002 to the year ended October 25, 2002 and for losses expected to be incurred until disposal in July 2003; and $9.1 million for the estimated loss on disposal. The $9.1 million estimated loss on disposal includes an additional loss of $2.9 million, net of tax benefit of $1.6 million, which was recorded in the fourth quarter of fiscal 2002, and was principally due to the continued downturn of the telecommunications industry and the delay in its expected recovery from mid 2003 to 2004.

Results of Continuing Operations

Fiscal 2002 Compared with Fiscal 2001

Sales for fiscal 2002 increased 0.9% over the prior year. Sales by segment were as follows:
Dollars in Thousands	Increase (Decrease) From Prior Year	2002	2001
Avionics & Controls Sensors & Systems Advanced Materials Other Total	(0.5%) 3.0% 4.0% (84.8%)	$171,709 104,942 157,384 774 $ 434,809	$172,547 101,916 151,352 5,108 $ 430,923


      Avionics & Controls sales were impacted by a continued reduction in new aircraft build rates and a decrease in aftermarket spare sales. Additionally, the decrease in sales reflected the sale of a small unit in 2001. These decreases were partially offset by an increase in components such as cockpit displays and controls, and sales of similar devices to the medical industry. Although Avionics & Controls order rates increased through the third quarter of fiscal 2002, order rates declined 11.7% from the third quarter to the fourth quarter, and fiscal 2002 order rates were down 2.5% over fiscal 2001. The decrease in fiscal 2002 order rates reflected current aerospace market conditions and was partially offset by the acquisition of Janco Corporation and a small product line.
      The increase in Sensors & Systems sales reflected new product introductions for aerospace markets and increased volumes for industrial/commercial applications, and was partially offset by reductions in new aircraft build rates. Order rates in the fourth quarter increased over the previous three quarters and were even with the prior year fourth quarter. Fiscal 2002 order rates increased 9.8% over the prior year, due to the timing of receiving orders and increased orders for aerospace and industrial/commercial applications.
      The increase in Advanced Materials sales reflected $25.8 million in incremental sales resulting from acquisitions of Burke Industries' Engineered Polymers Group ("Polymers Group") in the third quarter of fiscal 2002 and the acquisition of the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America ("Countermeasures") in the fourth quarter of fiscal 2002. These sales gains were also partially offset by the decline in aircraft aftermarket spares, the decrease in airframe and jet engine build rates and the general economic slowdown. Advanced Materials order rates declined in the second quarter of fiscal 2002 and increased sequentially in both the third and fourth quarter. The increased order rates reflected the acquisition of the Polymers Group and Countermeasures.
      Sales to foreign customers, including export sales by domestic operations, totaled $140.1 million and $134.0 million, and accounted for 32.2% and 31.1% of our sales for fiscal 2002 and 2001, respectively.
      Overall, gross margin as a percentage of sales was 32.6% and 37.4% for fiscal 2002 and 2001, respectively. Gross margin by segment ranged from 27.8% to 38.7% in fiscal 2002, compared with 35.3% to 39.7% in the prior year. The decline in gross margin in Avionics & Controls was principally due to product mix and lower sales of aircraft aftermarket spares, and was partially offset by increased medical market margins from improved production efficiencies. The modest decrease in gross margin in Sensors & Systems principally reflected the introduction of new complex products and the consequent manufacturing learning curve. The decline in Advanced Materials gross margin reflected decreased margins in both elastomeric products and combustible ordnance components. The decrease in elastomeric product margins primarily reflected sales mix, pricing pressures and unabsorbed fixed costs. The primary contributors were the decline in aftermarket spares sales, reduced sales to OEM and industrial/commercial customers, and an aircraft retrofit program completed principally in the prior year. The decline in combustible ordnance margins was the result of a price decrease partially offset by effective cost control.
      Selling, general and administrative expenses (which include corporate expenses) decreased to $79.1 million in fiscal 2002 compared with $81.1 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 18.2% and 18.8% in fiscal 2002 and 2001, respectively. The decrease in selling, general and administrative expenses primarily reflected a $5.2 million decrease in amortization of goodwill due to the implementation of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142), and was partially offset by incremental selling and administrative expenses associated with fiscal 2002 acquisitions, higher insurance expense and the $1.0 million reduction in the pension benefit.
      Research, development and related engineering spending increased to $15.4 million, or 3.5% of sales, in fiscal 2002 compared with $14.2 million, or 3.3% of sales, in the prior year. This is consistent with our philosophy of continually investing in new products and capabilities regardless of the business cycle.


      Segment earnings (which exclude corporate expenses) decreased 25.1% during fiscal 2002 to $59.3 million compared to $79.2 million in the prior year. The 15.4% decrease in Avionics & Controls reflected unfavorable product mix, principally due to the decrease in aircraft aftermarket sales. The 8.0% increase in Sensors & Systems was primarily due to foreign currency exchange gains and improved operating efficiencies. The 37.5% decline in Advanced Materials reflected unfavorable changes in aircraft sales mix, cancelled and delayed shipments, pricing pressures and unabsorbed fixed costs, and was partially offset by earnings of the newly acquired Polymers Group and Countermeasures. Our successful efforts in lean manufacturing across all segments helped to partially offset unfavorable sales mix and pricing pressures on segment earnings.
      In February 2001, we reached an agreement with several insurance companies settling an outstanding lawsuit that we brought to recover expenses associated with a disputed claim. We recorded a total recovery of $4.6 million of such expenses, of which $3.0 million was recorded in the second quarter of fiscal 2001 and the remaining $1.6 million was recorded in the third quarter of fiscal 2001.
      During fiscal 2001, we recorded a $786,000 gain on derivative instruments from hedging against foreign currency exchange fluctuations arising from the sale of certain products in a currency other than its functional currency, which was consistent with our adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133).
      Interest income decreased to $1.8 million during fiscal 2002 compared with $3.3 million in the prior year, reflecting the decrease in cash and cash equivalents due to the acquisitions as well as the decline in prevailing interest rates. Interest expense decreased to $7.1 million during fiscal 2002 compared with $7.7 million in the prior year, mainly due to the repayment of long-term debt.
      The effective income tax rate for continuing operations for fiscal 2002 was 25.1% compared with 36.4% in fiscal 2001. The effective tax rate differed from the statutory rate in fiscal 2002 and 2001, as both years benefited from various tax credits. In addition, in fiscal 2002, we recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Further, the decrease resulted from no longer amortizing goodwill for financial statement purposes pursuant to Statement No. 142. Additionally, the relative effect of the export tax benefits and research and development tax credits increased in fiscal 2002 due to the reduction in income from continuing operations before income taxes.
      Income from continuing operations was $31.3 million, or $1.49 per share on a diluted basis, compared with $42.6 million, or $2.13 per share, in the prior year. The Company incurred a net loss in fiscal 2002 of $1.3 million, or ($.06) per share on a diluted basis, compared with net earnings of $32.5 million, or $1.62 per share, in the prior year.
      Orders received in fiscal 2002 increased 13.6% to $495.0 million from $435.8 million in the prior year. Backlog at the end of fiscal 2002 was $281.7 million compared with $221.5 million at the end of the prior year. Backlog increased sequentially across all segments from the fourth quarter of fiscal 2001. The acquisitions of the Polymers Group and Countermeasures represented approximately $55 million of the increase in backlog. Approximately $67.8 million is scheduled to be delivered after fiscal 2003. Backlog is subject to cancellation until delivery.

Fiscal 2001 Compared with Fiscal 2000

Sales for fiscal 2001 increased 15.7% over the prior year. Sales by segment were as follows:
Dollars in Thousands	Increase (Decrease) From Prior Year	2001	2000
Avionics & Controls Sensors & Systems Advanced Materials Other Total	19.7% 10.6% 17.0% (25.9%)	$172,547 101,916 151,352 5,108 $ 430,923	$144,104 92,165 129,386 6,896 $ 372,551


      Avionics & Controls, Sensors & Systems and Advanced Materials segment sales performance reflected new product introductions and strength in the aerospace and defense industry. New product sales including cockpit lighting components, engine performance monitoring and sensing equipment, and advanced materials for high temperature applications enhanced existing product lines. The order rate for businesses serving aerospace and defense markets remained strong through the third quarter of fiscal 2001, bolstered by new product introductions which expanded the scope and capabilities of these operations. The tragic events of September 11 impacted the global aviation industry, including our operations. Avionics & Controls and Sensors & Systems fourth quarter orders dropped 7.8% from the third quarter of fiscal 2001, principally reflecting the decline in aircraft spares orders. Advanced Materials fourth quarter orders decreased by 14.4% from the third quarter of fiscal 2001, mainly due to the timing of receiving orders. Additionally, Advanced Materials sales and orders were impacted by the drop in aftermarket aircraft spares orders and the continued weakness in industrial/commercial demand due to the general economic slowdown.
      Sales to foreign customers, including export sales by domestic operations, totaled $134.0 million and $115.9 million in fiscal 2001 and 2000, respectively, and accounted for 31.1% of our sales for both years.
      Overall, gross margin as a percentage of sales was 37.4% and 38.4% for fiscal 2001 and 2000, respectively. Gross margin by segment ranged from 35.3% to 39.7% in fiscal 2001, compared with 35.7% to 40.6% in the prior year. Gross margin for Avionics & Controls and Sensors & Systems was slightly lower than the prior year due to product mix. Increased sales volumes and higher margin product mix in Advanced Materials were offset by certain additional energy costs. These additional energy costs were due to the California energy crisis, which caused utility rate increases and shutdowns during prime production times during the first half of fiscal 2001. While Advanced Materials results were up overall, the general economic slowdown affecting industrial/commercial customers had an adverse impact on sales volumes and gross margin.
      Selling, general and administrative expenses (which include corporate expenses) decreased to $81.1 million in fiscal 2001 compared with $82.0 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 18.8% and 22.0% in fiscal 2001 and 2000, respectively.
      Research, development and related engineering spending increased to $14.2 million, or 3.3% of sales, in fiscal 2001 compared with $12.4 million, or 3.3% of sales, in the prior year.
      Segment earnings, which exclude corporate expenses, increased 30.5% during fiscal 2001 to $79.2 million compared to $60.7 million in the prior year. By segment, Avionics & Controls earnings increased 33.3% to $31.3 million for fiscal 2001 compared with $23.5 million in the prior year. Sensors & Systems earnings increased 25.2% to $11.4 million for fiscal 2001 compared with $9.1 million for the prior year. Advanced Materials earnings increased 41.1% to $35.0 million for fiscal 2001 compared with $24.8 million for the prior year. Sales volume increases, product mix and lean initiatives accounted for the improvements in all segments.
      In February 2001, we reached an agreement with several insurance companies settling an outstanding lawsuit that we brought to recover expenses associated with a disputed claim. We recorded a total recovery of $4.6 million of such expenses, of which $3.0 million was recorded in the second quarter of fiscal 2001 and the remaining $1.6 million was recorded in the third quarter of fiscal 2001.
      During fiscal 2001, we recorded a $786,000 gain on derivative instruments from hedging against foreign currency exchange fluctuations arising from the sale of certain products in a currency other than its functional currency, which was consistent with our adoption of Statement No. 133.
      Interest income increased to $3.3 million during fiscal 2001 compared with $2.2 million in the prior year, reflecting the increase in cash and cash equivalents from the public offering completed in February 2001. Interest expense decreased to $7.7 million during fiscal 2001 compared with $8.1 million in the prior year.
      The effective income tax rate for continuing operations for fiscal 2001 was 36.4% compared with fiscal 2000 at 34.8%. Both years benefited from various tax credits.
      Income from continuing operations was $42.6 million, or $2.13 per share on a diluted basis, compared with $29.5 million, or $1.68 per share, in the prior year.
      Net earnings in fiscal 2001 were $32.5 million, or $1.62 per share on a diluted basis, compared with $32.6 million, or $1.85 per share, in the prior year. The decline in earnings per share on similar earnings reflects the issuance of 3.22 million new shares in February 2001.


      Orders received in fiscal 2001 increased 4.3% to $435.8 million from $417.8 million in the prior year. Backlog at the end of fiscal 2001 was $221.5 million compared with $216.6 million at the end of the prior year. Backlog increased during the first half of fiscal 2001 despite softness in industrial markets served by Advanced Materials. In our third fiscal quarter, backlog leveled off and in the fourth quarter backlog decreased across all segments, primarily reflecting the events of September 11.

Liquidity and Capital Resources
Cash and cash equivalents at the end of fiscal 2002 totaled $22.5 million, a decrease of $97.4 million from the prior year, largely the result of utilizing cash for acquisitions completed during the year. Net working capital decreased to $121.2 million at the end of fiscal 2002 from $219.2 million at the end of the prior year, also largely due to acquisitions.
      Net accounts receivable were $79.5 million at the end of fiscal 2002 compared with $82.8 million at the end of the prior year. The change in accounts receivable was principally due to cash collections. Inventories were $71.3 million at the end of fiscal 2002 compared to $88.3 million at the end of the prior year. The change in inventories was primarily due to acquisitions and discontinued operations accounting. Accounts payable were $28.0 million at the end of fiscal 2002 compared with $22.1 million at the end of the prior year. The change in accounts payable was primarily the result of the timing of cash payments.
      Net property, plant and equipment was $101.0 million at the end of fiscal 2002 compared with $88.3 million at the end of the prior year. Capital expenditures for fiscal 2002 were $15.1 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $17.5 million for fiscal 2003. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.
      Total debt decreased $7.7 million from the prior year to $103.0 million at the end of fiscal 2002, principally due to repayment of debt according to terms. Total debt outstanding at the end of fiscal 2002 consisted of $100.0 million under our 1999 Senior Notes and $3.0 million under various foreign currency debt agreements, including capital lease obligations. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6.00% to 6.77%. We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2003. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

Seasonality
The timing of our revenues is impacted by the purchasing patterns of our customers and, as a result, we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Market Risk Exposure
We have financial instruments that are subject to interest rate risk, principally debt obligations issued at a fixed rate. To the extent that sales are transacted in a foreign currency, we are also subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Although we own a significant operation in France, historically we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. In fiscal 2002, the foreign exchange rate for the Euro increased 8.4% relative to the U.S. dollar.


Critical Accounting Policies
Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the valuation of accounts receivable balances, accounting for inventories at the lower of cost or market, accounting for tangible and intangible assets in business combinations, impairment of goodwill and long-lived assets, accounting for legal contingencies, and accounting for income taxes.
      We record sales when title transfers to the buyer, which generally coincides with the shipment of products, or upon performance of services rendered.
      We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon collection history and creditworthiness of the debtor.
      We account for inventories on a first-in, first-out method of accounting at the lower of its cost or market as required under Accounting Research Bulletin No. 43 (ARB No. 43). The application of ARB No. 43 requires judgment in estimating the valuation of inventories. Such valuations require judgment in estimating future demand, selling prices and cost of disposal.
      We account for business combinations, goodwill and intangible assets in accordance with Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141), and Statement No. 142. In addition, we account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (Statement No. 121). Statement No. 141 specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. Statement No. 142 requires goodwill and certain intangible assets to be no longer amortized, but instead be tested for impairment at least annually. Statement No. 121 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. The application of these statements requires judgment in estimating the valuation of assets and liabilities acquired in business combinations and current reporting units' tangible and intangible assets. Such valuations require judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.
      We account for discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB No. 30). APB No. 30 requires that if a loss is expected, it should be recorded at the measurement date when management commits to a plan to dispose a segment of a business. The loss from discontinuance is based upon estimates of net realizable value and estimated losses from the measurement date to the expected disposal date. Judgment is required to estimate the selling price, selling expenses and future losses of the segment.
      We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers' compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. Financial Accounting Standards No. 5, "Accounting for Contingencies," requires that an estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.


      We account for income tax in accordance with Financial Accounting Standards No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position and results of operations.

Recent Accounting Pronouncements
In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), effective for exit or disposal activities initiated after December 31, 2002. Under Statement No. 146, a commitment to a plan to exit or dispose of a business activity no longer creates an obligation that meets the definition of a liability. A liability for a cost associated with an exit or disposal activity will be recognized when the liability is incurred. We will implement Statement No. 146 in the first quarter of fiscal 2003. We do not believe that application of Statement No. 146 will have a material effect on our results of operations or financial position.
      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144), effective for fiscal years beginning after December 15, 2002. The Statement supersedes Financial Accounting Standards Board Statement No. 121; however, it retains the fundamental provisions of Statement No. 121. Statement No. 144 also supersedes APB No. 30 and extends the reporting of a discontinued operation to a component of an entity. Also, Statement No. 144 requires operating losses from a component of an entity to be recognized in the period(s) in which they occur rather than as of the measurement date as previously required under APB No. 30. We will implement Statement No. 144 in the first quarter of fiscal 2003. We do not believe that application of Statement No. 144 will have a material effect on our results of operation or financial position.
      Effective at the beginning of fiscal 2002, we adopted Statement No. 142. Under the new Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the Statement. We conducted our initial impairment tests and determined that goodwill associated with a reporting unit in the Avionics & Controls segment was impaired as a result of applying Statement No. 142. Due to increased competition in the electronic input industry, principally from companies headquartered in Asia, operating profits and cash flows were lower in the past fiscal year for this reporting unit. Based upon this trend, the earnings forecast for the next five years was lowered. A goodwill impairment loss of $7,574,000, net of an income tax benefit of $1,542,000, or $.36 per diluted share, was recognized and reported as a cumulative effect of a change in accounting principle upon the adoption of Statement No. 142 in the first quarter of fiscal 2002. The fair value of the affected reporting unit was estimated using a combination of the present value of expected cash flows and a market approach.
      Effective at the beginning of fiscal 2001, we adopted Statement No. 133, as amended. The cumulative effect of the change in accounting principle was a charge of $403,000 (net of tax), or $.02 per share on a diluted basis.


Selected Financial Data

In Thousands, Except Per Share Amounts
For Fiscal Years	2002	2001	2000	1999	1998

Operating Results[1]
Net sales
Cost of sales
Selling, general and administrative
Research, development and engineering
Gain on sale of business
Insurance settlement
Loss (gain) on derivative
  financial instruments
Interest income
Interest expense
Income tax expense
Income from continuing operations
Income (loss) from discontinued
  operations, net of tax
Cumulative effect of a change in
  accounting principle
Net earnings (loss)
Earnings (loss) per share - diluted:
    Continuing operations
    Discontinued operations
    Cumulative effect of a change in
      accounting principle
    Earnings (loss) per share - diluted

	$ 434,809 293,236 79,086 15,433 - - 1 (1,814) 7,122 10,461 31,284 (25,039) (7,574) (1,329) $ 1.49 (1.19) (.36) (.06)	$ 430,923 269,582 81,103 14,232 - (4,631) (786) (3,307) 7,663 24,428 42,639 (9,780) (403) 32,456 $ 2.13 (.49) (.02) 1.62	$ 372,551 229,516 81,968 12,431 (2,591) - - (2,205) 8,124 15,764 29,544 3,043 - 32,587 $ 1.68 ..17 - 1.85	$ 355,879 212,062 85,150 13,888 (7,956) - - (2,859) 9,011 16,342 30,241 (379) - 29,862 $ 1.71 (.02) - 1.69	$ 327,898 193,507 81,430 12,091 - - - (1,594) 3,803 13,954 24,707 5,377 - 30,084 $ 1.40 ..30 - 1.70
Financial Structure Total assets Long-term debt, net Shareholders' equity	$ 570,955 102,133 354,441	$ 559,808 102,125 350,295	$ 474,339 108,172 249,695	$ 453,082 116,966 224,620	$ 387,179 74,043 196,376
Weighted average shares outstanding - diluted	21,021	20,014	17,654	17,658	17,718
[1]

Operating results for 1998 through 2002 and balance sheet items for 2002 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.


Market Price of Esterline Common Stock

In Dollars
For Fiscal Years	2002		2001
	High	Low	High	Low
Quarter First Second Third Fourth	$17.23 23.70 24.00 20.60	$13.10 16.40 17.51 15.55	$28.38 27.47 23.55 21.67	$19.38 16.10 18.60 11.25

Principal Market - New York Stock Exchange

At the end of fiscal 2002, there were approximately 630 holders of record of the Company's common stock.


Consolidated Statement of Operations

In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 25, 2002	2002	2001	2000
Net Sales Cost of Sales	$ 434,809 293,236 141,573	$ 430,923 269,582 161,341	$ 372,551 229,516 143,035
Expenses Selling, general and administrative Research, development and engineering Total Expenses Operating Earnings From Continuing Operations	79,086 15,433 94,519 47,054	81,103 14,232 95,335 66,006	81,968 12,431 94,399 48,636
Gain on sale of business Insurance settlement Loss (gain) on derivative financial instruments Interest income Interest expense Other (Income) Expense, Net	- - 1 (1,814) 7,122 5,309	- (4,631) (786) (3,307) 7,663 (1,061)	(2,591) - - (2,205) 8,124 3,328
Income From Continuing Operations Before Income Taxes Income Tax Expense Income From Continuing Operations	41,745 10,461 31,284	67,067 24,428 42,639	45,308 15,764 29,544
Income (Loss) From Discontinued Operations, Net of Tax	(25,039)	(9,780)	3,043
Earnings Before Cumulative Effect of a Change in Accounting Principle Cumulative Effect of a Change in Accounting Principle, Net of Tax Net Earnings (Loss)	6,245 (7,574) $ (1,329)	32,859 (403) $ 32,456	32,587 - $ 32,587

Earnings (Loss) Per Share - Basic:
    Continuing operations
    Discontinued operations
    Earnings per share before cumulative effect of a
      change in accounting principle
    Cumulative effect of a change in accounting principle
Earnings (Loss) Per Share - Basic

	$ 1.51 (1.21) ..30 (.37) $ (.07)	$ 2.17 (.50) 1.67 (.02) $ 1.65	$ 1.70 .18 1.88 - $ 1.88

Earnings (Loss) Per Share - Diluted:
    Continuing operations
    Discontinued operations
    Earnings per share before cumulative effect of a change
      in accounting principle
    Cumulative effect of a change in accounting principle
Earnings (Loss) Per Share - Diluted

	$ 1.49 (1.19) ..30 (.36) $ (.06)	$ 2.13 (.49) 1.64 (.02) $ 1.62	$ 1.68 .17 1.85 - $ 1.85

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheet

In Thousands, Except Share and Per Share Amounts
As of October 25, 2002 and October 26, 2001	2002	2001
Assets

Current Assets
Cash and cash equivalents
Cash in escrow
Accounts receivable, net of allowances of $2,700 and $2,447
Inventories
Income tax refundable
Deferred income tax benefits
Prepaid expenses
        Total Current Assets

	$ 22,511 3,500 79,474 71,305 6,180 25,069 6,193 214,232	$ 119,940 - 82,844 88,268 - 17,005 5,683 313,740
Property, Plant and Equipment Land Buildings Machinery and equipment Accumulated depreciation	14,732 52,644 127,942 195,318 94,324 100,994	13,092 64,811 127,717 205,620 117,349 88,271
Net Assets of Discontinued Operations	13,576	-
Other Non-Current Assets Goodwill Intangibles, net Other assets Total Assets	158,006 61,497 22,650 $ 570,955	135,369 174 22,254 $ 559,808

See Notes to Consolidated Financial Statements.

As of October 25, 2002 and October 26, 2001	2002	2001
Liabilities and Shareholders' Equity
Current Liabilities Accounts payable Accrued liabilities Credit facilities Current maturities of long-term debt Federal and foreign income taxes Total Current Liabilities	$ 28,018 64,026 424 435 92 92,995	$ 22,111 61,606 2,173 6,358 2,286 94,534
Long-Term Liabilities Long-term debt, net of current maturities Deferred income taxes	102,133 21,386	102,125 12,854
Commitments and contingencies	-	-

Shareholders' Equity
Common stock, par value $.20 per share,
  authorized 60,000,000 shares, issued and
  outstanding 20,783,068 and 20,716,056 shares
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
        Total Shareholders' Equity
            Total Liabilities and Shareholders' Equity

	4,157 113,537 242,667 (5,920) 354,441 $ 570,955	4,143 113,284 243,996 (11,128) 350,295 $ 559,808

See Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows

In Thousands
For Each of the Three Fiscal Years in the Period Ended October 25, 2002	2002	2001	2000

Cash Flows Provided (Used) by Operating Activities
Income from continuing operations, before income taxes
    Adjustments to reconcile pretax income from continuing
      operations to net cash provided by continuing operations:
        Gain on sale of business
        Depreciation and amortization
        Working capital changes, net of effect of acquisitions
            Accounts receivable
            Inventories
            Prepaid expenses
            Accounts payable
            Accrued liabilities
        Other, net

	$ 41,745 - 14,837 5,544 6,094 (457) 4,011 (2,405) (3,677) 65,692	$ 67,067 - 17,556 (7,728) (8,000) (1,219) 2,873 (3,983) (2,563) 64,003	$ 45,308 (2,591) 18,033 (9,972) (2,222) (686) 3,740 (808) (2,953) 47,849

Income (loss) from discontinued operations, before
  income taxes
    Adjustments to reconcile pretax income from
      discontinued operations to net cash provided
      by discontinued operations:
        Loss on disposal and holding period loss
        Depreciation and amortization
        Working capital changes
            Accounts receivable
            Inventories
            Prepaid expenses
            Accounts payable
            Accrued liabilities
        Other, net

	(39,061) 18,552 2,726 3,200 7,990 88 (294) 1,127 361 (5,311)	(16,689) - 6,553 9,443 (4,848) (82) (5,949) (2,002) (1,290) (14,864)	4,717 - 3,676 (2,405) 828 214 3,033 1,083 (161) 10,985
Federal and foreign income taxes paid	(7,191) 53,190	(18,841) 30,298	(18,027) 40,807

For Each of the Three Fiscal Years in the Period Ended October 25, 2002	2002	2001	2000
Cash Flows Provided (Used) by Investing Activities Purchases of capital assets Capital dispositions Escrow deposit Sale of short-term investments Acquisitions of businesses, net of cash acquired	$ (15,709) 325 (3,500) - (124,649) (143,533)	$ (15,758) 277 - - (6,885) (22,366)	$ (15,489) 1,618 - 25,933 (45,998) (33,936)
Cash Flows Provided (Used) by Financing Activities Net proceeds provided by sale of common stock Net change in credit facilities Repayment of long-term obligations	- (1,960) (6,346) (8,306)	66,736 (575) (6,389) 59,772	- (1,922) (8,655) (10,577)
Effect of foreign exchange rates on cash	1,220	1,348	(453)
Net increase (decrease) in cash and cash equivalents Cash and cash equivalents - beginning of year Cash and cash equivalents - end of year	(97,429) 119,940 $ 22,511	69,052 50,888 $ 119,940	(4,159) 55,047 $ 50,888
Supplemental Cash Flow Information Cash paid for interest	$ 7,247	$ 7,792	$ 8,366

See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity and Comprehensive Income

In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 25, 2002	2002	2001	2000
Common Stock, Par Value $.20 Per Share Beginning of year 3,220,000 shares issued Shares issued under stock option plans End of year	$ 4,143 - 14 4,157	$ 3,485 644 14 4,143	$ 3,468 - 17 3,485
Additional Paid-in Capital Beginning of year 3,220,000 shares issued Shares issued under stock option plans End of year	113,284 - 253 113,537	46,952 66,092 240 113,284	46,824 - 128 46,952
Retained Earnings Beginning of year Net earnings (loss) End of year	243,996 (1,329) 242,667	211,540 32,456 243,996	178,953 32,587 211,540

Accumulated Other Comprehensive Gain (Loss)
Beginning of year
Change in fair value of derivative financial instruments,
  net of tax
Foreign currency translation adjustment
End of year
        Total Shareholders' Equity

	(11,128) (67) 5,275 (5,920) $ 354,441	(12,282) 87 1,067 (11,128) $ 350,295	(4,625) - (7,657) (12,282) $ 249,695
Comprehensive Income Net earnings (loss) Change in fair value of derivative financial instruments, net of tax Foreign currency translation adjustment Comprehensive Income	$ (1,329) (67) 5,275 $ 3,879	$ 32,456 87 1,067 $ 33,610	$ 32,587 - (7,657) $ 24,930

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

1.        Accounting Policies

Nature of Operations
Esterline Technologies Corporation (the "Company") designs, manufactures and markets highly engineered products. The Company principally serves the aerospace and defense industry throughout the world, primarily in the United States and Europe.

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

Derivative Financial Instruments
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company's policy is to hedge a portion of these forecasted transactions using forward exchange contracts, typically with maturities of less than one year. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness was not material. The Company does not enter into any forward contracts for trading purposes.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive income. Foreign currency transaction gains and losses are included in results of operations and have not been significant in amount in the three fiscal years ended October 25, 2002.

Cash Equivalents and Cash in Escrow
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventory cost includes material, labor and factory overhead.


Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $13,106,000, $12,108,000, and $12,497,000 for fiscal 2002, 2001 and 2000, respectively.

Long-lived Assets
The carrying amount of long-lived assets, including goodwill attributable to those assets, is reviewed periodically for impairment. An asset (other than goodwill) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon discounted future cash flows.

Goodwill and Intangibles
Beginning in fiscal 2002 with the adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142), goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to fiscal 2002, goodwill was amortized on a straight-line basis over the period of expected benefit which ranged from 10 to 40 years. Due to continued poor operating results and future prospects for the Automation segment, the Company wrote off the $2.9 million of goodwill and intangible assets related to that segment in the fourth quarter of fiscal 2001.
      Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from 2 to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists. Accumulated amortization of intangibles was $16,741,000 and $15,490,000, respectively, at the end of fiscal 2002 and 2001.

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

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 20,751,000, 19,641,000, and 17,375,000 for the fiscal years 2002, 2001 and 2000, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 21,021,000, 20,014,000, and 17,654,000 for the fiscal years 2002, 2001 and 2000, respectively.


Recent Accounting Pronouncements
In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), effective for exit or disposal activities initiated after December 31, 2002. Under Statement No. 146, a commitment to a plan to exit or dispose of a business activity no longer creates an obligation that meets the definition of a liability. A liability for a cost associated with an exit or disposal activity will be recognized when the liability is incurred. The Company will implement Statement No. 146 in the first quarter of fiscal 2003. Management does not believe that application of Statement No. 146 will have a material effect on the results of operations or financial position of the Company.
      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144), effective for fiscal years beginning after December 15, 2002. The Statement supersedes Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of" (Statement No. 121); however, it retains the fundamental provisions of Statement No. 121. Statement No. 144 also supersedes Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB No. 30), and extends the reporting of a discontinued operation to a component of an entity. Also, Statement No. 144 requires operating losses from a component of an entity to be recognized in the period(s) in which they occur rather than as of the measurement date as previously required under APB No. 30. The Company will implement Statement No. 144 in the first quarter of fiscal 2003. Management does not believe that application of Statement No. 144 will have a material effect on the results of operation or financial position of the Company.

2.        Accounting Changes

Effective at the beginning of fiscal 2002, the Company adopted Statement No. 142. Under the new Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the Statement. The Company conducted its initial impairment tests and determined that goodwill associated with a reporting unit in the Avionics & Controls segment was impaired as a result of applying Statement No. 142. Due to increased competition in the electronic input industry, principally from companies headquartered in Asia, operating profits and cash flows were lower in the past fiscal year for this reporting unit. Based upon this trend, the earnings forecast for the next five years was lowered. A goodwill impairment loss of $7,574,000, net of an income tax benefit of $1,542,000, or $.36 per diluted share, was recognized and reported as a cumulative effect of a change in accounting principle upon the adoption of Statement No. 142 in the first quarter of fiscal 2002. The fair value of the affected reporting unit was estimated using a combination of the present value of expected cash flows and a market approach.
      Effective at the beginning of fiscal 2001, the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended. The cumulative effect of the change in accounting principle was a charge of $403,000 (net of tax), or $.02 per share on a diluted basis.
      The following comparative table sets forth reported net earnings and earnings per share for fiscal 2002, 2001 and 2000, exclusive of amortization expense related to goodwill that is no longer being amortized as a result of the adoption of Statement No. 142.

In Thousands, Except Per Share Amounts	2002	2001	2000
Net Earnings (Loss): Continuing operations As reported Add back: goodwill amortization Adjusted	$ 31,284 - 31,284	$ 42,639 3,351 45,990	$ 29,544 3,518 33,062
Discontinued operations As reported Add back: goodwill amortization Adjusted	(25,039) - (25,039)	(9,780) 1,814 (7,966)	3,043 163 3,206
Adjusted earnings before cumulative effect of change in accounting principle Cumulative effect of change in accounting principle Adjusted net earnings (loss)	6,245 (7,574) $ (1,329)	38,024 (403) $ 37,621	36,268 - $ 36,268
Earnings (Loss) Per Share - Basic: Continuing operations As reported Add back: goodwill amortization Adjusted	$ 1.51 - 1.51	$ 2.17 .18 2.35	$ 1.70 .20 1.90
Discontinued operations As reported Add back: goodwill amortization Adjusted	(1.21) - (1.21)	(.50) .09 (.41)	..18 .01 ..19
Adjusted earnings before cumulative effect of change in accounting principle Cumulative effect of change in accounting principle Adjusted earnings (loss) per share	..30 (.37) $ (.07)	1.94 (.02) $ 1.92	2.09 - $ 2.09
Earnings (Loss) Per Share - Diluted: Continuing operations As reported Add back: goodwill amortization Adjusted	$ 1.49 - 1.49	$ 2.13 .17 2.30	$ 1.68 .19 1.87
Discontinued operations As reported Add back: goodwill amortization Adjusted	(1.19) - (1.19)	(.49) .09 (.40)	..17 .01 ..18
Adjusted earnings before cumulative effect of change in accounting principle Cumulative effect of change in accounting principle Adjusted earnings (loss) per share	..30 (.36) $ (.06)	1.90 (.02) $ 1.88	2.05 - $ 2.05


3.        Discontinued Operations

On July 25, 2002, the Board of Directors adopted a formal plan for the sale of the assets and operations of the Company's Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. The Company recorded an after-tax loss from discontinued operations of $25.0 million. The operating results of the discontinued segment for fiscal 2002, 2001 and 2000 consist of the following:
In Thousands	2002	2001	2000

Income (loss) before taxes
Tax expense (benefit)
Net income (loss)
Operating losses from July 26, 2002 to
  October 25, 2002, including tax benefit of $1,414
Estimated operating losses from October 26, 2002 to
  anticipated disposal date, including tax benefit of $1,633
Estimated loss on disposal, including tax benefit
  of $4,904
Income (loss) from discontinued operations

	$(16,343) (6,071) (10,272) (2,626) (3,033) (9,108) $(25,039)	$(16,689) (6,909) (9,780) - - - $ (9,780)	$ 4,717 1,674 3,043 - - - $ 3,043

      The $9.1 million estimated loss on disposal includes an additional loss of $2.9 million, net of tax benefit of $1.6 million, which was recorded in the fourth quarter of fiscal 2002, and was principally due to the continued downturn of the telecommunications industry and the delay in its expected recovery from mid 2003 to 2004.
      Sales of the Automation segment were $32,896,000, $60,312,000, and $118,415,000 in fiscal 2002, 2001 and 2000, respectively. Assets and liabilities of the segment at October 25, 2002, as adjusted to reflect management's estimate of their net realizable value, are as follows:
In Thousands
Assets Cash Accounts receivable Inventories Property, plant and equipment Other Total assets	$ 976 5,442 10,867 3,476 159 20,920
Liabilities Accounts payable Accrued liabilities Estimated losses during phase-out period Total liabilities Net assets of discontinued operations	715 1,963 4,666 7,344 $13,576


4.        Inventories

Inventories at the end of the fiscal year consisted of the following:
In Thousands	2002	2001
Raw materials and purchased parts Work in process Finished goods	$36,152 24,931 10,222 $71,305	$41,332 30,464 16,472 $88,268

5.        Goodwill

The following table summarizes the changes in goodwill for the fiscal year ended October 25, 2002:
In Thousands	Avionics & Controls	Sensors & Systems	Advanced Materials	Total
Beginning balance Goodwill acquired during the year Currency translation adjustment Impairment loss Ending balance	$ 57,514 8,313 - (9,116) $ 56,711	$ 17,537 - 839 - $ 18,376	$ 60,318 22,601 - - $ 82,919	$ 135,369 30,914 839 (9,116) $ 158,006

      As explained in Note 2, effective at the beginning of fiscal 2002, the Company adopted Statement No. 142, and recognized an impairment loss of $9,116,000. In addition, in fiscal 2002, the Company acquired $30,914,000 in goodwill.

6.        Intangible Assets

Intangible assets at the end of fiscal 2002 were as follows:
In Thousands	Weighted Average Years Useful Life	Gross Carrying Amount	Accumulated Amortization
Programs Core technology Patents and other Total	18 17 12	$52,154 8,703 17,381 $78,238	$ 976 272 15,493 $16,741

      Amortization of intangible assets was $1,522,000, $84,000, and $85,000 in fiscal 2002, 2001 and 2000, respectively.


      Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:
In Thousands
2003 2004 2005 2006 2007	$4,338 4,104 4,036 3,983 3,983

7.        Accrued Liabilities

Accrued liabilities at the end of the fiscal year consisted of the following:
In Thousands	2002	2001
Payroll and other compensation Casualty and medical Interest Warranties State and other tax accruals Other	$24,669 9,579 2,950 5,110 6,081 15,637 $64,026	$25,957 6,331 3,075 7,563 8,885 9,795 $61,606

8.        Retirement Benefits

Pension benefits are provided for substantially all U.S. employees under a contributory pension plan and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. The actuarial computations assumed discount rates for benefit obligations on plan assets of 6.75%, 7.0%, and 7.5% for fiscal 2002, 2001 and 2000, respectively, and annual compensation increases of 5%. The expected long-term rate of return on plan assets was 8.5% for fiscal 2002, 2001 and 2000. Plan assets primarily consist of publicly traded common stocks, bonds and government securities. The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.
      The Company amended its defined benefit plan to add a cash balance formula effective January 1, 2003. Participants will elect to either continue to earn benefits under the current plan formula or the cash balance formula. Effective January 1, 2003, all new participants will be enrolled in the cash balance formula.


      Total pension expense (benefit) for all benefit plans, including defined benefit plans, was $1,528,000, ($347,000), and ($3,334,000) for fiscal 2002, 2001 and 2000, respectively. In fiscal 2000, the Company recorded a curtailment gain resulting from the sale of Federal Products Co., and the curtailment gain was reported as a gain on sale of business. Net periodic pension cost (benefit) for the Company's defined benefit plans at the end of the fiscal year consisted of the following:
In Thousands	2002	2001	2000

Components of Net Periodic Benefit Cost
Service cost
Interest cost
Expected return on plan assets
Amortization of transition asset
Amortization of prior service cost
Amortization of actuarial loss (gain)
Recognition of gain due to curtailment
Net periodic cost (benefit)

	$ 2,744 6,822 (9,819) 81 68 122 - $ 18	$ 2,465 6,803 (10,576) 81 88 (305) (141) $ (1,585)	$ 2,268 6,463 (10,069) (401) 92 (116) (2,591) $ (4,354)

      The funded status of the defined benefit pension plan at the end of each fiscal year was as follows:
In Thousands	2002	2001
Benefit Obligation Beginning balance Service cost Interest cost Curtailment gain Actuarial loss Benefits paid Ending balance	$102,251 2,744 6,822 - 1,229 (5,709) $107,337	$ 92,361 2,465 6,803 (154) 6,575 (5,799) $102,251
Plan Assets - Fair Value Beginning balance Actual loss on plan assets Company contributions Benefits paid Ending balance	$118,352 (10,572) 36 (5,709) $102,107	$127,145 (3,024) 30 (5,799) $118,352

Reconciliation of Funded Status to Net Amount Recognized
Funded status - plan assets relative to benefit obligation
Unrecognized net actuarial loss
Unrecognized prior service costs
Unrecognized net transition obligations
Net amount recognized

	$ (5,230) 25,343 511 77 $ 20,701	$ 16,101 3,845 579 158 $ 20,683
Amount Recognized in the Consolidated Balance Sheet Prepaid benefit cost Accrued benefit liability Net amount recognized	$ 22,146 (1,445) $ 20,701	$ 21,554 (871) $ 20,683


9.        Income Taxes

Income tax expense from continuing operations for each of the fiscal years consisted of:
In Thousands	2002	2001	2000
Current U.S. Federal State Foreign	$ 7,851 (123) 3,423 11,151	$17,043 1,500 3,533 22,076	$12,841 600 2,211 15,652
Deferred U.S. Federal State Foreign Income tax expense	(386) 22 (326) (690) $10,461	2,836 111 (595) 2,352 $24,428	(564) (48) 724 112 $15,764

      U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:
In Thousands	2002	2001	2000
U.S. Foreign Income from continuing operations, before income taxes	$31,890 9,855 $41,745	$55,670 11,397 $67,067	$38,423 6,885 $45,308

      Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:
In Thousands	2002	2001
Reserves and liabilities Employee benefits Total deferred tax assets	$ 16,657 6,800 23,457	$ 15,957 6,007 21,964
Depreciation and amortization Retirement benefits Other Total deferred tax liabilities Net deferred tax assets	(12,212) (7,555) (7) (19,774) $ 3,683	(9,801) (7,024) (988) (17,813) $ 4,151

      No valuation allowance was considered necessary on deferred tax assets.


      A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:
In Thousands	2002	2001	2000

U.S. statutory income tax rate
State income taxes
Foreign taxes
Export sales benefit
Tax exempt interest
Non-deductible goodwill
Research & development credits
Tax accrual adjustment
Other, net
Effective income tax rate

	35.0% (0.2) 0.5 (2.4) (0.7) - (4.3) (3.1) 0.3 25.1%	35.0% 1.5 0.3 (0.5) (0.9) 1.7 (1.8) - 1.1 36.4%	35.0% 0.9 0.3 (0.7) (0.6) 2.7 (3.5) - 0.7 34.8%

      The effective tax rate differed from the statutory rate in fiscal 2002, 2001 and 2000, as all years benefited from various tax credits. In addition, in fiscal 2002, the Company recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Also, the relative effect of the export tax benefits and research and development tax credits increased in fiscal 2002 due to the reduction in income from continuing operations before income taxes.
      No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested or would be substantially offset by foreign tax credits if repatriated.

10.      Debt

Long-term debt at the end of the fiscal year consisted of the following:
In Thousands	2002	2001
6.77% Senior Notes, due 2009 6.40% Senior Notes, due 2006 6.00% Senior Notes, due 2004 8.75% Senior Notes, due 2002 Other Less current maturities	$ 40,000 30,000 30,000 - 2,568 102,568 435 $102,133	$ 40,000 30,000 30,000 5,714 2,769 108,483 6,358 $102,125

      The Senior Notes due in fiscal years 2004, 2006 and 2009 require semi-annual interest payments in November and May of each year. The Senior Notes are unsecured.


      Maturities of long-term debt at October 25, 2002, were as follows:
In Thousands
2003 2004 2005 2006 2007 2008 and thereafter	$ 435 30,444 403 30,346 295 40,645 $102,568

      Short-term credit facilities at the end of the fiscal year consisted of the following:
In Thousands	2002		2001
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate
Foreign	$424 $424	3.89%	$2,173 $2,173	4.82%

      The Company's primary U.S. dollar credit facility totals $50,000,000 through a group of banks. The credit agreement is unsecured and interest is based on standard inter-bank offering rates. An additional $5,000,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $55,000,000 available companywide.
      A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at October 25, 2002. Available credit under the above credit facilities was $49,445,000 at fiscal 2002 year-end, when reduced by outstanding borrowings of $424,000 and letters of credit of $5,131,000.
      The fair market value of the Company's long-term debt and short-term borrowings was estimated at $106,742,000 and $112,000,000 at fiscal year-end 2002 and 2001, respectively. These estimates were derived using discounted cash flow with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.


11.      Commitments and Contingencies

Rental expense for continuing operating leases totaled $6,493,000, $6,106,000, and $5,871,000 in fiscal 2002, 2001 and 2000, respectively.
      At October 25, 2002, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:
In Thousands
2003 2004 2005 2006 2007 2008 and thereafter	$ 7,145 5,896 5,335 4,898 4,502 13,636 $41,412

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

12.      Employee Stock Plans

In March 2002, the Company's shareholders approved the establishment of an Employee Stock Purchase Plan (the "ESPP") under which 300,000 shares of the Company's common stock are reserved for issuance to employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.
      At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. As of October 25, 2002, deductions aggregating $157,000 were accrued for the initial purchase of shares on December 13, 2002.
      The Company also provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2002, the Company had 1,809,750 shares reserved for issuance to officers and key employees, of which 191,625 shares were available to be granted in the future.
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


      The following table summarizes the changes in outstanding options granted under the Company's stock option plans:
	2002		2001		2000
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, beginning of year Granted Exercised Cancelled Outstanding, end of year Exercisable, end of year	1,483,750 260,000 (103,750) (21,875) 1,618,125 1,052,500	$13.71 17.71 4.94 18.46 $14.85 $13.20	1,481,250 180,000 (161,250) (16,250) 1,483,750 964,125	$12.08 23.48 9.54 14.75 $13.71 $11.44	1,355,250 316,500 (185,500) (5,000) 1,481,250 921,500	$11.05 13.22 6.29 19.63 $12.08 $10.20

      The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.
      As prescribed by Statement No. 123, including compensation cost for the Company's stock option and employee stock purchase plans, pro forma disclosures for fiscal 2002, 2001 and 2000 would have been:

In Thousands, Except Per Share Amounts	2002	2001	2000
Net earnings (loss) as reported Pro forma net earnings (loss)	$(1,329) $(2,896)	$32,456 $30,986	$32,587 $31,573
Basic earnings (loss) per share as reported Pro forma basic earnings (loss) per share	$ (.07) $ (.14)	$ 1.65 $ 1.58	$ 1.88 $ 1.82
Diluted earnings (loss) per share as reported Pro forma diluted earnings (loss) per share	$ (.06) $ (.14)	$ 1.62 $ 1.55	$ 1.85 $ 1.79

      The weighted average Black-Scholes value of options granted during fiscal 2002, 2001 and 2000 was $11.26, $14.99, and $8.52, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal 2002, 2001 and 2000 were as follows:
	2002	2001	2000
Volatility Risk-free interest rate Expected life (years) Dividends	65.6% 2.79 - 4.03% 5 - 8 -	65.1% 3.59 - 4.37% 5 - 8 -	62.3% 5.75 - 5.83% 5 - 8 -


      The following table summarizes information for stock options outstanding at October 25, 2002:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price
$ 3.69 - 11.13 11.38 - 13.25 13.44 - 15.82 16.75 - 19.63 19.88 - 27.19	335,000 351,750 306,500 304,750 320,125	2.44 5.51 7.48 6.72 7.64	$ 7.07 12.06 14.94 18.66 22.33	330,000 264,000 119,500 205,000 134,000	$ 7.03 12.23 13.96 18.56 21.46

13.      Capital Stock

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2002, there were no shares of preferred stock or serial preferred stock outstanding.
      On February 21, 2001, the Company completed a public offering of 3.22 million shares of common stock, including shares sold under the underwriters' over-allotment option, priced at $22 per share, generating net proceeds of $66.7 million. The funds provide additional financial resources for general corporate purposes, including the acquisition of other companies.
      Effective December 5, 2002, the Board of Directors adopted a Shareholder Rights Plan, providing for the distribution of one Series B Serial Preferred Stock Purchase Right ("Right") for each share of common stock held as of December 23, 2002. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00, as may be adjusted from time to time. The Rights replaced similar rights to purchase one one-hundredth of a share of Series A Serial Preferred Stock, which were issued pursuant to the Shareholder Rights Plan adopted in 1992, and which expire on December 23, 2002.
      The Right to purchase shares of Series B Serial Preferred Stock is triggered once a person or entity (together with such person's or entity's affiliates) beneficially owns 15% or more of the outstanding shares of common stock of the Company (such person or entity, an "Acquiring Person"). When the Right is triggered, the holder may purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00 per share. If after the Rights are triggered, (i) the Company is the surviving corporation in a merger or similar transaction with an Acquiring Person, (ii) the Acquiring Person beneficially owns more than 15% of the outstanding shares of common stock or (iii) the Acquiring Person engages in other "self-dealing" transactions, holders of the Rights can elect to purchase shares of common stock of the Company with a market value of twice the exercise price. Similarly, if after the Rights are triggered, the Company is not the surviving corporation of a merger or similar transaction or the Company sells 50% or more of its assets to another person or entity, holders of the Rights may elect to purchase shares of common stock of the surviving corporation or that person or entity who purchased the Company's assets with a market value of twice the exercise price.


14.      Acquisitions

On August 29, 2002, the Company's Armtec Defense Products Co. subsidiary ("Armtec") acquired the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America ("BAE Systems") radar countermeasures chaff and infrared decoy flare operations ("Countermeasures") for approximately $67.5 million in cash, of which $3.5 million is held in an escrow account as of October 25, 2002. An additional $4.0 million is payable to the seller based on the excess of $9,361,000 over the Closing Statement of Assets and Liabilities ("Closing Statement"), subject to review by the buyer as defined in the Asset Purchase Agreement. At the time of the asset acquisition from BAE Systems, certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the State of Arkansas under the Federal Resource Conservation and Recovery Act. The Part B permit was transferred to Armtec, along with the remedial obligations. Under the Asset Purchase Agreement, BAE Systems agreed to complete all remedial obligations at the infrared decoy flare facility and to indemnify Esterline on all environmental liabilities to a maximum amount of $25.0 million.
      Radar countermeasure chaff is used by aircraft to help protect against radar-guided missiles. Aircraft-dispensable flares are designed to protect against infrared-guided missiles. The business will operate as a division of Armtec and will complement Armtec's position as the U.S. Army's sole-source provider of combustible ordnance for tank, artillery, and mortar ammunition.
      The following summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is expected to be deductible for income tax purposes. The Closing Statement is subject to review by the Company, and accordingly, the allocation of the purchase price is subject to refinement.

As of August 29, 2002
In Thousands

Current assets
Property, plant and equipment
Intangible assets subject to amortization
    Programs (20 year useful life)
    Patents (10 year useful life)

Goodwill
Total assets acquired

Current liabilities assumed
Net assets acquired

$10,722 9,123 39,171 941 40,112 14,659 74,616 3,191 $71,425

      On April 29, 2002, the Company acquired Burke Industries' Engineered Polymers Group ("Polymers Group") for approximately $37.6 million in cash. The acquired group is a manufacturer of aerospace seals and similar high-performance products. The acquisition adds to the Company's existing technology base and establishes the Company as a global leader in custom aerospace seals and similar high-performance products.


      The following summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is expected to be deductible for income tax purposes.

As of April 29, 2002
In Thousands

Current assets
Property, plant and equipment
Intangible assets subject to amortization
    Core technology (15 year useful life)
    Programs (9 year weighted-average useful life)

Goodwill
Total assets acquired

Current liabilities assumed
Net assets acquired

$ 9,442 5,313 5,949 9,855 15,804 7,942 38,501 864 $37,637

      The following unaudited pro forma financial information for the Company gives effect to the Countermeasures and Polymers Group acquisitions as if they occurred on October 28, 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future. The 2002 and 2001 pro forma information includes sales of $46,157,000 and $37,197,000 for Countermeasures and $38,400,000 and $41,323,000 for the Polymers Group, respectively. The pro forma results for fiscal 2002 and 2001 are as follows:
In Thousands, Except Per Share Amounts (Unaudited)	2002	2001
Net sales Income from continuing operations Net earnings Earnings per share from continuing operations - diluted Earnings per share - diluted	$493,518 35,857 3,244 $ 1.71 ..15	$509,443 44,559 34,376 $ 2.23 1.72


      On June 3, 2002, the Company acquired Janco Corporation ("Janco") for approximately $13.8 million in cash. Janco manufactures aircraft rotary switches, potentiometers, and sophisticated modular control systems. In addition, the Company acquired a small product line for approximately $5.7 million in cash.
      In April and June 2001, the Advanced Materials segment acquired certain product lines for $2.6 million, which consist of highly engineered elastomer products principally sold to aerospace customers. In addition, in January 2001 the Avionics & Controls segment purchased certain product lines consisting of high-end components for avionics for $4.3 million. The acquisitions resulted in an excess of cost over tangible assets of approximately $4.2 million, which was accounted for as goodwill.
      The above acquisitions were accounted for under the purchase method of accounting and funded with available cash. The results of operations were included from the effective date of each acquisition.

15.      Business Segment Information

In the third quarter of fiscal 2002, the Company's Board of Directors approved a plan providing for the discontinuation of the Automation segment. Subsequent to that decision, management has redefined the Company's segments to correspond with the way the Company is now organized and managed. Accordingly, business segment information includes the segments of Avionics & Controls, Sensors & Systems and Advanced Materials. Operations within the Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, fluid and motion control components and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on process related technologies including high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. Sales in all segments are worldwide and include military, defense and commercial customers.
      Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.


Details of the Company's operations by business segment for the last three fiscal years were as follows:
In Thousands	2002	2001	2000
Sales Avionics & Controls Sensors & Systems Advanced Materials Other	$171,709 104,942 157,384 774 $434,809	$172,547 101,916 151,352 5,108 $430,923	$144,104 92,165 129,386 6,896 $372,551
Income From Continuing Operations Avionics & Controls Sensors & Systems Advanced Materials Other Segment Earnings	$ 26,501 12,352 21,884 (1,420) 59,317	$ 31,319 11,439 34,987 1,428 79,173	$ 23,498 9,139 24,793 3,228 60,658
Corporate expense Insurance settlement Gain (loss) on derivative financial instruments Gain on sale of business Interest income Interest expense	(12,263) - (1) - 1,814 (7,122) $ 41,745	(13,167) 4,631 786 - 3,307 (7,663) $ 67,067	(12,022) - - 2,591 2,205 (8,124) $ 45,308
Identifiable Assets Avionics & Controls Sensors & Systems Advanced Materials Other Automation Discontinued Operations Corporate[1]	$145,296 98,624 257,408 2 - 13,576 56,049 $570,955	$121,771 91,527 149,889 5 50,444 - 146,172 $559,808	$112,129 80,367 140,028 6 62,605 - 79,204 $474,339

In Thousands	2002	2001	2000
Capital Expenditures Avionics & Controls Sensors & Systems Advanced Materials Other Automation Discontinued Operations Corporate	$ 1,980 4,432 8,497 - - 580 220 $ 15,709	$ 3,580 2,954 7,132 - 1,816 - 276 $ 15,758	$ 2,717 5,651 3,822 - 2,758 - 541 $ 15,489
Depreciation and Amortization Avionics & Controls Sensors & Systems Advanced Materials Other Automation Discontinued Operations Corporate	$ 4,060 3,083 7,156 4 - 2,726 534 $ 17,563	$ 5,855 3,713 7,266 1 - 6,553 721 $ 24,109	$ 5,752 4,553 6,938 10 - 3,676 780 $ 21,709
[1]	Primarily cash, prepaid pension expense (see Note 8) and deferred tax assets (see Note 9).


The Company's operations by geographic area for the last three fiscal years were as follows:
In Thousands	2002	2001	2000
Sales
Domestic Unaffiliated customers - U.S. Unaffiliated customers - export Intercompany	$294,693 51,044 1,816 347,553	$296,920 42,779 999 340,698	$256,690 38,993 265 295,948
France Unaffiliated customers Intercompany	54,944 3,652 58,596	49,267 6,175 55,442	44,368 6,494 50,862
All Other Foreign Unaffiliated customers Intercompany	34,128 417 34,545	41,957 - 41,957	32,500 86 32,586
Eliminations	(5,885) $434,809	(7,174) $430,923	(6,845) $372,551
Segment Earnings[1] Domestic France All other foreign	$ 49,120 7,608 2,589 $ 59,317	$ 67,883 8,587 2,703 $ 79,173	$ 52,680 6,700 1,278 $ 60,658
Identifiable Assets[2] Domestic France All other foreign	$420,895 46,683 47,328 $514,906	$335,231 42,834 35,571 $413,636	$328,006 32,165 34,964 $395,135
[1]	Before corporate expense, shown on page 50.
[2]	Excludes corporate, shown on page 50.


      The Company's principal foreign operations consist of manufacturing facilities located in France, the United Kingdom and Spain, and include sales and service operations located in Hong Kong and France. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 23.6% and 5.8%, respectively, in fiscal 2002 and 10.8% of consolidated sales. Sales to any single customer or governmental entity did not exceed 10% of consolidated sales in fiscal 2001 and 2000.
      Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:
In Thousands	2002	2001	2000
Elastomeric products Aerospace switches and indicators Combustible ordnance components	15% 17% 11%	15% 15% 11%	17% 12% 10%


16.      Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:
In Thousands, Except Per Share Amounts
Fiscal Year 2002	Fourth	Third	Second	First

Net sales	$124,887	$112,423	$100,681	$ 96,818
Gross margin	40,439	36,353	32,314	32,467

Income from continuing operations	10,505[1]	6,926	7,215	6,638
Loss from discontinued operations, net of tax	(2,925)	(17,529)	(2,292)	(2,293)
Earnings before cumulative effect of a change in accounting principle	7,580[1]	(10,603)	4,923	4,345
Cumulative effect of a change in accounting principle	-	-	-	(7,574)
Net earnings (loss)	$ 7,580[1]	$ (10,603)	$ 4,923	$ (3,229)

Earnings (loss) per share - basic Continuing operations	$ .51	$ .33	$ .35	$ .32
Discontinued operations[2]	(.14)	(.84)	(.11)	(.11)
Earnings (loss) per share before cumulative effect of a change in accounting principle - basic[2]	.37	(.51)	.24	.21
Cumulative effect of a change in accounting principle - basic	-	-	-	(.37)
Earnings (loss) per share - basic[2]	$ .37	$ (.51)	$ .24	$ (.16)

Earnings (loss) per share - diluted Continuing operations[2]	$ .50	$ .33	$ .34	$ .32
Discontinued operations[2]	(.14)	(.83)	(.11)	(.11)
Earnings (loss) per share before cumulative effect of a change in accounting principle - diluted[2]	.36	(.50)	.23	.21
Cumulative effect of a change in accounting principle - diluted	-	-	-	(.36)
Earnings (loss) per share - diluted[2]	$ .36	$ (.50)	$ .23	$ (.15)

In Thousands, Except Per Share Amounts
Fiscal Year 2001	Fourth	Third	Second	First

Net sales	$113,360	$111,915	$110,316	$ 95,332
Gross margin	40,648	43,246	42,103	35,344

Income from continuing operations	10,611	12,284[4]	12,496[4]	7,248
Loss from discontinued operations, net of tax	(3,227)[3]	(3,055)	(2,919)	(579)
Earnings before cumulative effect of a change in accounting principle	7,384[3]	9,229[4]	9,577[4]	6,669
Cumulative effect of a change in accounting principle	-	-	-	(403)
Net earnings	$ 7,384[3]	$ 9,229[4]	$ 9,577[4]	$ 6,266

Earnings (loss) per share - basic Continuing operations[2]	$ .51	$ .59	$ .63	$ .41
Discontinued operations[2]	(.15)	(.14)	(.14)	(.03)
Earnings per share before cumulative effect of a change in accounting principle - basic[2]	.36	.45	.49	.38
Cumulative effect of a change in accounting principle - basic	-	-	-	(.02)
Earnings per share - basic[2]	$ .36	$ .45	$ .49	$ .36

Earnings (loss) per share - diluted Continuing operations[2]	$ .50	$ .58	$ .62	$ .40
Discontinued operations[2]	(.15)	(.14)	(.14)	(.03)
Earnings per share before cumulative effect of a change in accounting principle - diluted[2]	.35	.44	.48	.37
Cumulative effect of a change in accounting principle - diluted	-	-	-	(.02)
Earnings per share - diluted[2]	$ .35	$ .44	$ .48	$ .35

[1]	Included the $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits.
[2]

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[3]	Included the $2.9 million write off of goodwill and intangible assets in the Automation segment.
[4]	Included $3.0 million and $1.6 million in recoveries from the settlement of a disputed insurance claim, in the second and third quarter of fiscal 2001, respectively.


Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and subsidiaries as of October 25, 2002 and October 26, 2001 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three fiscal years in the period ended October 25, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation and subsidiaries at October 25, 2002 and October 26, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended October 25, 2002, in conformity with accounting principles generally accepted in the United States.
      As discussed in Note 2 to the consolidated financial statements, effective October 27, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."
/s/ Ernst & Young LLP

Seattle, Washington
December 4, 2002
