Form 10-K, Exhibit 13
period 2003-10-31
ESTERLINE TECHNOLOGIES CORP
filed 2003-12-17
CIK 33619

Exhibit 13

Financial Highlights
In Thousands, Except Per Share Amounts
For Fiscal Years	2003	2002

Operating Results
Net sales	$562,454	$434,809
Segment earnings	68,187	59,317
Income from continuing operations	29,741	31,284
Loss from discontinued operations, net of tax	(5,808)	(25,039)
Cumulative effect of a change in accounting principle, net	--	(7,574)
Net earnings (loss)	23,933	(1,329)

Earnings (loss) per share - diluted:
Continuing operations	1.41	1.49
Discontinued operations	(.28)	(1.19)
Cumulative effect of a change in accounting principle	--	(.36)
Earnings (loss) per share	1.13	(.06)

Weighted average shares outstanding - diluted	21,105	21,021

Financial Position
Total assets	$800,630	$570,955
Property, plant and equipment, net	117,090	100,994
Long-term debt, net	246,792	102,133
Shareholders' equity	393,872	354,441


Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations

OVERVIEW

We view and operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. The Avionics & Controls segment designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles, secure communications systems, specialized medical equipment, and other industrial applications. The Sensors & Systems segment produces high-precision temperature and pressure sensors, fluid control components, micro-motors, motion control sensors, and other related systems, principally for aerospace and defense customers. The Advanced Materials segment develops and manufactures high-performance elastomer products used in a wide range of commercial aerospace and military applications and combustible ordnance components and electronic warfare countermeasure devices for military customers. Sales in all segments are both domestic and international and include defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products in three key technology segments - avionics and controls, sensors and systems, and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. We are concentrating our efforts to expand selectively our capabilities in these markets and strive to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continual research and new product development, acquisitions and establishing strategic realignments of operations to expand our capability to become a one-stop-shop supplier to our customers across our entire product offering. In fiscal year 2003, we completed three acquisitions in our Sensors & Systems segment at an aggregate cost of $111.7 million.

On July 25, 2002, our Board of Directors adopted a formal plan for the sale of the assets and operations of our Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. In fiscal year 2002, we recorded an after-tax loss from discontinued operations of $25.0 million. An additional charge of $5.8 million, net of a $3.5 million tax benefit, was recorded in fiscal year 2003 for losses in our discontinued operations. This additional charge was precipitated by prolonged weakness in electronics, telecommunications and heavy equipment markets, which led to higher operating losses and longer-than-expected holding periods for the discontinued operations. On July 23, 2003, we sold the assets of our Excellon Automation subsidiary. We believe our discontinued operations loss reserves are adequate to cover the holding cost and the loss on disposal of the remainder of the segment.

Our operations serving the commercial aerospace market have been adversely affected by the current cyclical downturn in the airline industry, which was exacerbated by many factors, including the conflict in Iraq, the SARS outbreak and ongoing concerns of global terrorism. The decline in air traffic severely affected the profitability of the airline industry, which responded by curtailing flights, reducing aircraft fleet sizes, and deferring aircraft deliveries. A reduction in the number of flights and the size of fleets resulted in a decrease in repairs, retrofits, and


maintenance of aircraft, which in turn led to lower orders for the spare or replacement parts that we produce. The deferral or cancellation of aircraft orders has had a direct impact on our sales of component parts to OEMs. Conversely, our operations serving defense customers have benefited from the recent increase in spending by the U.S. Department of Defense, which has resulted in an increase in demand for the products we supply for various air and ground military platforms.


Results of Continuing Operations

Fiscal 2003 Compared with Fiscal 2002

Sales for fiscal 2003 increased 29.4% over the prior year. Sales by segment were as follows:
	Increase (Decrease)
Dollars In Thousands	From Prior Year	2003	2002

Avionics & Controls	15.5%	$198,249	$171,709
Sensors & Systems	40.1%	146,976	104,942
Advanced Materials	37.7%	216,655	157,384
Other	(25.8%)	574	774

Total		$562,454	$434,809

The 15.5% increase in Avionics & Controls principally reflected improved sales volumes of specialized medical equipment, technology interface systems for land-based military vehicles and cockpit switches for a defense retrofit program. Shipments under the retrofit program were substantially completed in November 2003. The increase also reflected sales of $10.6 million from acquisitions of Janco Corporation (Janco) and a small product line in the third and fourth quarters of fiscal 2002, respectively. Airline spare sales were comparable to fiscal 2002 but were lower than historical levels. After remaining stable through the first three quarters of fiscal 2003, orders declined 20.4% in the fourth quarter from the third quarter, primarily reflecting delays in orders for commercial aircraft cockpit displays and panels and multi-year orders received in the fourth quarter of fiscal year 2002. Full year order rates declined 1.2% compared with fiscal 2002. The decrease in full year orders reflected strong orders for specialized medical equipment offset by weak orders for commercial aircraft cockpit switches, displays and panels due to the airlines' decision to defer the acquisition of certain retrofit equipment.

The 40.1% increase in Sensors & Systems principally reflected $25.5 million in incremental sales from the Weston Group and BVR Aero Precision Corporation (BVR) acquisitions in the third and first quarters of fiscal 2003, respectively. The increase also reflects a stronger Euro relative to the U.S. dollar, as the average exchange rate from the Euro to the U.S. dollar increased from 0.92 in fiscal 2002 to 1.09 in fiscal 2003. Sales were also bolstered by increased sales volumes of a product line for which we act as a distributor to the British Ministry of Defence (British MOD). These shipments to the British MOD were completed in May 2003. The increase in Sensors & Systems sales was partially offset by lower aftermarket spares sales. Although fourth quarter order volume was down 13.1% from the third quarter, order volume for fiscal 2003 increased 38.8% over fiscal 2002, primarily reflecting the acquisition of the Weston Group and its backlog in the third quarter of fiscal 2003 and the stronger Euro relative to the U.S. dollar.

The 37.7% increase in Advanced Materials reflected incremental sales totaling $55.6 million from the acquisition of Burke Industries' Engineered Polymers Group (Polymers Group) in the third quarter of fiscal 2002 and the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America (Countermeasures) in the fourth quarter of fiscal 2002. Sales were also enhanced by increased sales of combustible ordnance components. These sales increases


were partially offset by lower sales of elastomer material to commercial aerospace and industrial/commercial customers, principally reflecting the downturn in both markets as well as the suspension of NASA's shuttle flights.

Sales to foreign customers, including export sales by domestic operations, totaled $184.5 million and $140.1 million, and accounted for 32.8% and 32.2% of our sales for fiscal 2003 and 2002, respectively.

Overall, gross margin as a percentage of sales was 31.8% and 32.6% for fiscal 2003 and 2002, respectively. Gross margin by segment ranged from 28.3% to 34.0% in fiscal 2003, compared with 27.8% to 38.7% in the prior year. Avionics & Controls gross margin increased from fiscal 2002 due to solid sales to military OEMs, higher sales of input devices to medical and defense customers and improved cost control. Sensors & Systems gross margin declined from fiscal 2002 largely due to the effect of a weaker U.S. dollar compared to the Euro on U.S. dollar-denominated sales and Euro-based cost of sales and the increased sales of a product line for which we acted as a distributor and realized lower margins. In addition, Sensors & Systems gross margin was impacted by the shipment of acquired inventories of the Weston Group, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. The increase in Advanced Materials gross margin reflected higher sales volumes as well as improved product mix, and was partially offset by decreased recovery of fixed costs at our specialized metal finishing unit.

Selling, general and administrative expenses (which include corporate expenses) increased to $107.8 million in fiscal 2003 compared with $79.1 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 19.2% and 18.2% in fiscal 2003 and 2002, respectively. The increase in selling, general and administrative expenses primarily reflected increased amortization of intangible assets, incremental expenses from acquisitions completed in fiscal 2002 and 2003, the effect of a stronger Euro relative to the U.S. dollar on selling, general and administrative expenses of our Sensors & Systems business, and increased pension and medical expenses.

Research, development and related engineering spending increased to $19.5 million, or 3.5% of sales, in fiscal 2003 compared with $15.4 million, or 3.5% of sales, in the prior year. This is consistent with our philosophy of continually investing in new products and capabilities regardless of the business cycle.

Segment earnings (which exclude corporate expenses) increased 15.0% during fiscal 2003 to $68.2 million compared to $59.3 million in the prior year. The 12.4% increase in Avionics & Controls reflected earnings from increased sales of specialized medical equipment, technology interface systems for land-based military vehicles, and cockpit switches to military OEMs, and was partially offset by higher selling, general and administrative expenses. The 18.3% decrease in Sensors & Systems was primarily due to the effect of a weaker U.S. dollar relative to the Euro on U.S. dollar-denominated sales and Euro-based operating expenses, integration expenses and the impact of the shipment of acquired inventories of the Weston Group, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Advanced Materials earnings growth of 33.1% was principally from acquisitions and was


partially offset by a three-week shutdown of a countermeasure facility in the second quarter of fiscal 2003. In addition, Advanced Materials earnings were impacted by lower sales of elastomer products to aerospace and industrial commercial customers, integration expenses and operating losses at our specialized metal finishing unit.

On June 11, 2003, we acquired a group of companies referred to as the Weston Group for U.K. [POUND]55.0 million in cash (approximately $94.5 million based on the closing exchange rate and including acquisition costs). We hedged the U.K. [POUND]55.0 million cash price using foreign currency forward contracts and recorded a foreign currency gain of approximately $2.7 million at closing of the acquisition and settlement of foreign currency forward contracts.

Interest income decreased to $0.9 million during fiscal 2003 compared with $1.8 million in the prior year, reflecting the use of cash and cash equivalents for acquisitions and a decline in prevailing interest rates. Interest expense increased to $12.0 million during fiscal 2003 compared with $7.1 million in the prior year, due to the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In September 2003, we entered into an interest rate swap agreement on $75 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75 million of the $175 million principal amount outstanding.

The effective income tax rate for continuing operations for fiscal 2003 was 30.5% compared with 25.1% in fiscal 2002. The effective tax rate differed from the statutory rate in fiscal 2003 and 2002, as both years benefited from various tax credits. In addition, in fiscal 2002, we recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Additionally, the relative effect of the export tax benefits and research and development tax credits was higher in fiscal 2002 due to the reduction in income from continuing operations before income taxes.

Income from continuing operations was $29.7 million, or $1.41 per share on a diluted basis, compared with $31.3 million, or $1.49 per share, in the prior year. Net earnings were $23.9 million, or $1.13 per share on a diluted basis in fiscal 2003, compared with a net loss of $1.3 million, or ($.06) per share, in the prior year. Net earnings in fiscal 2003 included a loss of $5.8 million, or ($.28) per diluted share, from discontinued operations. The net loss in fiscal 2002 included a loss from discontinued operations of $25.0 million, or ($1.19) per diluted share and a $7.6 million charge, or ($.36) per diluted share, for the cumulative effect of an accounting change as a result of the adoption of Financial Accounting Standards Board No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142).

Orders received in fiscal 2003 increased 17.5% to $581.6 million from $495.0 million in the prior year. Backlog at the end of fiscal 2003 was $300.9 million compared with $281.7 million at the end of the prior year. Backlog increased sequentially from the fourth quarter of fiscal 2002 to the third quarter of fiscal 2003, principally reflecting the increase in combustible ordnance component orders and the acquisition of the Weston Group on June 11, 2003. The acquisition of the Weston Group represented approximately $15.4 million of the increase in backlog from fiscal 2002. Avionics & Controls backlog declined sequentially from the end of the fourth quarter of fiscal 2002 to October 31, 2003, reflecting lower orders for cockpit switches, panels and displays.


Approximately $50.0 million is scheduled to be delivered after fiscal 2004. Backlog is subject to cancellation until delivery.


Fiscal 2002 Compared with Fiscal 2001

Sales for fiscal 2002 increased 0.9% over the prior year. Sales by segment were as follows:
	Increase (Decrease)
Dollars In Thousands	From Prior Year	2002	2001

Avionics & Controls	(0.5%)	$171,709	$172,547
Sensors & Systems	3.0%	104,942	101,916
Advanced Materials	4.0%	157,384	151,352
Other	(84.8%)	774	5,108

Total		$434,809	$430,923

Avionics & Controls sales were impacted by a continued reduction in new aircraft build rates and a decrease in aftermarket spare sales. Additionally, the decrease in sales reflected the sale of a small unit in 2001. These decreases were partially offset by an increase in components such as cockpit displays and controls, and sales of similar devices to the medical industry. Although Avionics & Controls order rates increased through the third quarter of fiscal 2002, order rates declined 11.7% from the third quarter to the fourth quarter, and fiscal 2002 order rates were down 2.5% over fiscal 2001. The decrease in fiscal 2002 order rates reflected current aerospace market conditions and was partially offset by the acquisition of Janco and a small product line.

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

The increase in Advanced Materials sales reflected $25.8 million in incremental sales resulting from acquisitions of the Polymers Group in the third quarter of fiscal 2002 and the acquisition of Countermeasures in the fourth quarter of fiscal 2002. These sales gains were also partially offset by the decline in aircraft aftermarket spares, the decrease in airframe and jet engine build rates and the general economic slowdown. Advanced Materials order rates declined in the second quarter of fiscal 2002 and increased sequentially in both the third and fourth quarter. The increased order rates reflected the acquisition of the Polymers Group and Countermeasures.

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


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

Selling, general and administrative expenses (which include corporate expenses) decreased to $79.1 million in fiscal 2002 compared with $81.1 million in the prior year. As a percentage of sales, selling, general and administrative expenses were 18.2% and 18.8% in fiscal 2002 and 2001, respectively. The decrease in selling, general and administrative expenses primarily reflected a $5.2 million decrease in amortization of goodwill due to the implementation of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142), and was partially offset by incremental selling and administrative expenses associated with fiscal 2002 acquisitions, higher insurance expense and the reduction in the pension benefit.

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


the decline in prevailing interest rates. Interest expense decreased to $7.1 million during fiscal 2002 compared with $7.7 million in the prior year, mainly due to the repayment of long-term debt.

The effective income tax rate for continuing operations for fiscal 2002 was 25.1% compared with 36.4% in fiscal 2001. The effective tax rate differed from the statutory rate in fiscal 2002 and was approximately equal to the statutory rate in fiscal year 2001. The decrease in the effective tax rate from fiscal year 2001 reflected a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Further, the decrease resulted from no longer amortizing goodwill for financial statement purposes pursuant to Statement No. 142. Additionally, the relative effect of the export tax benefits and research and development tax credits increased in fiscal 2002 due to the reduction in income from continuing operations before income taxes.

Effective at the beginning of fiscal 2002, the Company adopted Statement No. 142. Under the new Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the Statement. The Company conducted its initial impairment tests and determined that goodwill associated with a reporting unit in the Avionics & Controls segment was impaired as a result of applying Statement No. 142. Due to increased competition in the electronic input industry, principally from companies headquartered in Asia, operating profits and cash flows were lower in fiscal 2001 for this reporting unit. Based upon this trend, the earnings forecast for the next five years was lowered. A goodwill impairment loss of $7,574,000, net of an income tax benefit of $1,542,000, or ($.36) per diluted share, was recognized and reported as a cumulative effect of a change in accounting principle upon the adoption of Statement No. 142 in the first quarter of fiscal 2002.

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


Liquidity and Capital Resources
Cash and cash equivalents on hand and short-term investments at the end of fiscal 2003 totaled $144.2 million, an increase of $121.6 million from the prior year, primarily due to the net proceeds from the issuance of $175.0 million in Senior Subordinated Notes and cash from operations and reduced by the $94.5 million acquisition of the Weston Group. Net working capital increased to $222.4 million at the end of fiscal 2003 from $121.2 million at the end of the prior year, principally reflecting an increase in cash and equivalents and short-term investments and reduced by the $30.0 million increase in current maturities of long-term debt.

Net accounts receivable were $98.4 million at the end of fiscal 2003 compared with $79.5 million at the end of the prior year. Inventories were $76.3 million at the end of fiscal 2003 compared to $71.3 million at the end of the prior year. The change in accounts receivable and inventories was primarily due to acquisitions. Accounts payable were $23.3 million at the end of fiscal 2003 compared with $28.0 million at the end of the prior year. The change in accounts payable primarily reflected payments made to BAE SYSTEMS as a result of the acquisition of Countermeasures.

Net property, plant and equipment was $117.1 million at the end of fiscal 2003 compared with $101.0 million at the end of the prior year. Capital expenditures for fiscal 2003 were $17.1 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $21.0 million for fiscal 2004. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Total debt increased $176.6 million from the prior year to $279.6 million at the end of fiscal 2003, principally due to the $175.0 million note issuance. Total debt outstanding at the end of fiscal 2003 consisted of $175.0 million under our Senior Subordinated Notes, $100.0 million under our 1999 Senior Notes and $4.6 million under various foreign currency debt agreements, including capital lease obligations. The Senior Subordinated Notes are due June 15, 2013 at an interest rate of 7.75%. In September 2003 we entered into an interest rate swap agreement on $75 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75 million of the $175 million principal amount outstanding. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6.00% to 6.77%; $30.0 million of the Senior Notes matured and was paid in November 2003. We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2004. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

On June 11, 2003, we acquired the Weston Group from The Roxboro Group PLC for U.K. [POUND]55.0 million in cash (approximately $94.5 million based on the closing exchange rate and including acquisition costs). The acquisition was financed with a portion of the proceeds from the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In addition, the existing $50 million revolving line of credit was replaced with a $60 million revolving line of credit. In November 2003, $30.0 million of long-term Senior Notes, Series A, was paid according to terms from available cash and cash equivalents.


On December 1, 2003, we acquired all of the outstanding capital stock of Avista, Incorporated (Avista), a $10 million in sales Wisconsin-based developer of embedded avionics software, for approximately $6.5 million. A contingent purchase price is payable to the seller in December 2004 and 2005 based upon the achievement of financial results as defined in the Stock Purchase Agreement. Avista will provide a software engineering center to support our customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. Avista will be included in our Avionics & Controls segment.

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

Market Risk Exposure
We have financial instruments that are subject to interest rate risk, principally debt obligations issued at a fixed rate. To the extent that sales are transacted in a foreign currency, we are also subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Although we own significant operations in France and the United Kingdom, historically we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. In fiscal 2003, the foreign exchange rate for the Euro increased 18.6% relative to the U.S. dollar.

Critical Accounting Policies
Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for tangible and intangible assets in business combinations, impairment of goodwill and long-lived assets, accounting for legal contingencies, and accounting for income taxes.

We record sales when title transfers to the buyer, which generally coincides with the shipment of products, or upon performance of services rendered.


We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market as required under Accounting Research Bulletin No. 43 (ARB No. 43). The application of ARB No. 43 requires judgment in estimating the valuation of inventories. Such valuations require judgment in estimating future demand, selling prices and cost of disposal.

We account for business combinations, goodwill and intangible assets in accordance with Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141) and Statement No. 142. In addition, we account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 141 specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. Statement No. 142 requires goodwill and certain intangible assets to be no longer amortized, but instead be tested for impairment at least annually. Statement No. 144 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. The application of these statements requires judgment in estimating the valuation of assets and liabilities acquired in business combinations and current reporting units' tangible and intangible assets. Such valuations require judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

For business segments disposed of prior to the implementation of Statement No. 144 in fiscal 2003, namely the Automation segment, we accounted for discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB No. 30). APB No. 30 requires that if a loss is expected, it should be recorded at the measurement date when management commits to a plan to dispose of a segment of a business. The loss from discontinuance is based upon estimates of net realizable value and estimated losses from the measurement date to the expected disposal date. Judgment is required to estimate the selling price, selling expenses and future losses of the segment.

We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. Financial Accounting Standards No. 5, "Accounting for Contingencies," requires that an estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree


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

Recent Accounting Pronouncements
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (Statement No. 148). This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for the compensation cost of options issued to employees and requires additional disclosure on all stock-based compensation plans. The Company adopted the disclosure provisions in the first quarter of fiscal 2003.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), effective for exit or disposal activities initiated after December 31, 2002. Under Statement No. 146, a commitment to a plan to exit or dispose of a business activity no longer creates an obligation that meets the definition of a liability. A liability for a cost associated with an exit or disposal activity will be recognized when the liability is incurred. Adoption of Statement No. 146 in the first quarter of fiscal 2003 did not have a material effect on the Company's financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144), effective for fiscal years beginning after December 15, 2002. The Statement supersedes Financial Accounting Standards Board Statement No. 121; however, it retains the fundamental provisions of Statement No. 121. Statement No. 144 also supersedes APB No. 30 and extends the reporting of a discontinued operation to a component of an entity. Also, Statement No. 144 requires operating losses from a component of an entity to be recognized in the period(s) in which they occur rather than as of the measurement date as previously required under APB No. 30. Adoption of Statement No. 144 in the first quarter of fiscal 2003 did not have a material effect on the Company's financial statements.


Selected Financial Data
In Thousands, Except Per Share Amounts
For Fiscal Years	2003	2002	2001	2000	1999

Operating Results[1]
Net sales	$562,454	$434,809	$430,923	$372,551	$355,879
Cost of sales	383,825	293,236	269,582	229,516	212,062
Selling, general
and administrative	107,797	79,086	81,103	81,968	85,150
Research, development
and engineering	19,524	15,433	14,232	12,431	13,888
Loss (gain) on sale
of business	66	--	--	(2,591)	(7,956)
Insurance settlement	--	--	(4,631)	--	--
Loss (gain) on derivative
financial instruments	(2,676)	1	(786)	--	--
Interest income	(868)	(1,814)	(3,307)	(2,205)	(2,859)
Interest expense	11,995	7,122	7,663	8,124	9,011
Income tax expense	13,050	10,461	24,428	15,764	16,342
Income from
continuing operations	29,741	31,284	42,639	29,544	30,241
Income (loss) from discontinued
operations, net of tax	(5,808)	(25,039)	(9,780)	3,043	(379)
Cumulative effect of a change
in accounting principle	--	(7,574)	(403)	--	--
Net earnings (loss)	23,933	(1,329)	32,456	32,587	29,862

Earnings (loss) per share - diluted:
Continuing operations	$ 1.41	$ 1.49	$ 2.13	$ 1.68	$ 1.71
Discontinued operations	(.28)	(1.19)	(.49)	.17	(.02)
Cumulative effect
of a change in
accounting principle	--	(.36)	(.02)	--	--
Earnings (loss) per
share - diluted	1.13	(.06)	1.62	1.85	1.69


Selected Financial Data
In Thousands, Except Per Share Amounts
For Fiscal Years	2003	2002	2001	2000	1999

Financial Structure
Total assets	$800,630	$570,955	$559,808	$474,339	$453,082
Long-term debt, net	246,792	102,133	102,125	108,172	116,966
Shareholders' equity	393,872	354,441	350,295	249,695	224,620

Weighted average shares
outstanding - diluted	21,105	21,021	20,014	17,654	17,658

[1]

Operating results for 1999 through 2003 and balance sheet items for 2003 and 2002 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.


Market Price of Esterline Common Stock
In Dollars
For Fiscal Years	2003		2002
	High	Low	High	Low

Quarter
First	$19.90	$15.58	$17.23	$13.10
Second	18.10	14.70	23.70	16.40
Third	19.35	15.80	24.00	17.51
Fourth	22.79	17.40	20.60	15.55

Principal Market - New York Stock Exchange

At the end of fiscal 2003, there were approximately 608 holders of record of the Company's common stock.

No cash dividends were paid during fiscal 2003 and 2002. The Company currently intends to retain all future earnings for use to expand the business or retire debt. The Company is restricted from paying dividends under its current credit facility and does not anticipate paying any dividends in the foreseeable future.


Consolidated Statement of Operations
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 31, 2003	2003	2002	2001

Net Sales	$562,454	$434,809	$430,923
Cost of Sales	383,825	293,236	269,582

	178,629	141,573	161,341

Expenses
Selling, general and administrative	107,797	79,086	81,103
Research, development
and engineering	19,524	15,433	14,232

Total Expenses	127,321	94,519	95,335

Operating Earnings From
Continuing Operations	51,308	47,054	66,006

Loss on sale of business	66	--	--
Insurance settlement	--	--	(4,631)
Loss (gain) on derivative
financial instruments	(2,676)	1	(786)
Interest income	(868)	(1,814)	(3,307)
Interest expense	11,995	7,122	7,663

Other (Income) Expense, Net	8,517	5,309	(1,061)

Income From Continuing Operations
Before Income Taxes	42,791	41,745	67,067
Income Tax Expense	13,050	10,461	24,428

Income From Continuing Operations	29,741	31,284	42,639

Loss From Discontinued Operations,
Net of Tax	(5,808)	(25,039)	(9,780)

Earnings Before Cumulative
Effect of a Change in Accounting Principle	23,933	6,245	32,859

Cumulative Effect of a Change in
Accounting Principle, Net of Tax	--	(7,574)	(403)

Net Earnings (Loss)	$ 23,933	$ (1,329)	$ 32,456


Consolidated Statement of Operations
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 31, 2003	2003	2002	2001

Earnings (Loss) Per Share - Basic:
Continuing operations	$ 1.42	$ 1.51	$ 2.17
Discontinued operations	(.27)	(1.21)	(.50)

Earnings per share before
cumulative effect of a change in
accounting principle	1.15	.30	1.67
Cumulative effect of a change
in accounting principle	--	(.37)	(.02)

Earnings (Loss) Per Share - Basic	$ 1.15	$ (.07)	$ 1.65

Earnings (Loss) Per Share - Diluted:
Continuing operations	$ 1.41	$ 1.49	$ 2.13
Discontinued operations	(.28)	(1.19)	(.49)

Earnings per share before
cumulative effect of a change in
accounting principle	1.13	.30	1.64
Cumulative effect of a change
in accounting principle	--	(.36)	(.02)

Earnings (Loss) Per Share - Diluted	$ 1.13	$ (.06)	$ 1.62

See Notes to Consolidated Financial Statements.


Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts
As of October 31, 2003 and October 25, 2002	2003	2002

Assets

Current Assets
Cash and cash equivalents	$131,363	$ 22,511
Cash in escrow	4,536	3,500
Short-term investments	12,797	--
Accounts receivable, net of allowances
of $2,669 and $2,700	98,395	79,474
Inventories	76,345	71,305
Income tax refundable	7,677	6,180
Deferred income tax benefits	16,529	25,069
Prepaid expenses	7,030	6,193

Total Current Assets	354,672	214,232

Property, Plant and Equipment
Land	15,589	14,732
Buildings	59,995	52,644
Machinery and equipment	151,297	127,942

	226,881	195,318
Accumulated depreciation	109,791	94,324

	117,090	100,994

Net Assets of Discontinued Operations	--	13,576

Other Non-Current Assets
Goodwill	185,353	158,006
Intangibles, net	114,930	61,497
Debt issuance costs, net of accumulated
amortization of $244	6,301	--
Other assets	22,284	22,650

Total Assets	$800,630	$570,955

See Notes to Consolidated Financial Statements.

As of October 31, 2003 and October 25, 2002	2003	2002

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$ 23,273	$ 28,018
Accrued liabilities	74,991	64,026
Credit facilities	2,312	424
Current maturities of long-term debt	30,473	435
Federal and foreign income taxes	1,184	92

Total Current Liabilities	132,233	92,995

Long-Term Liabilities
Long-term debt, net of current maturities	246,792	102,133
Deferred income taxes	27,325	21,386

Commitments and Contingencies	--	--
Net Liabilities of Discontinued Operations	408	--

Shareholders' Equity
Common stock, par value $.20 per share,
authorized 60,000,000 shares, issued and
outstanding 21,062,999 and 20,783,068 shares	4,213	4,157
Additional paid-in capital	116,761	113,537
Retained earnings	266,600	242,667
Accumulated other comprehensive income (loss)	6,298	(5,920)

Total Shareholders' Equity	393,872	354,441

Total Liabilities and Shareholders' Equity	$800,630	$570,955

See Notes to Consolidated Financial Statements.


Consolidated Statement of Cash Flows
In Thousands
For Each of the Three Fiscal Years in the Period Ended October 31, 2003	2003	2002	2001

Cash Flows Provided (Used)
by Operating Activities
Net earnings (loss)	$ 23,933	$ (1,329)	$ 32,456
Depreciation and amortization	26,215	17,563	24,109
Deferred income tax (benefit)	8,709	(722)	2,352
Loss on disposal and holding period
loss on discontinued operations	9,282	22,718	--
Loss on sale of product line	66	--	--
Working capital changes, net of
effect of acquisitions
Accounts receivable	(9,516)	5,544	1,715
Inventories	6,322	2,936	(12,848)
Prepaid expenses	117	(457)	(1,301)
Accounts payable	(4,396)	5,049	(3,076)
Accrued liabilities	4,926	1,914	(5,985)
Federal and foreign income taxes	(923)	(10,197)	(3,271)
Other, net	197	9,937	(3,853)

	64,932	52,956	30,298

Cash Flows Provided (Used)
by Investing Activities
Purchases of capital assets	$ (17,130)	$ (15,709)	$ (15,758)
Proceeds from sale of business	9,480	--	--
Escrow deposit	(1,036)	(3,500)	--
Capital dispositions	766	559	277
Purchase of short-term investments	(12,797)	--	--
Acquisitions of businesses,
net of cash acquired	(111,735)	(124,649)	(6,885)

	(132,452)	(143,299)	(22,366)

For Each of the Three Fiscal Years in the Period Ended October 31, 2003	2003	2002	2001

Cash Flows Provided (Used)
by Financing Activities
Net proceeds provided by sale
of common stock	--	--	66,736
Proceeds provided by stock issuance under
employee stock plans	3,280	--	--
Net change in credit facilities	2,279	(1,960)	(575)
Repayment of long-term debt	(732)	(6,346)	(6,389)
Debt and other issuance costs	(7,735)	--	--
Proceeds from note issuance	175,000	--	--

	172,092	(8,306)	59,772

Effect of foreign exchange rates on cash	4,280	1,220	1,348

Net increase (decrease) in
cash and cash equivalents	108,852	(97,429)	69,052
Cash and cash equivalents - beginning of year	22,511	119,940	50,888

Cash and cash equivalents - end of year	$ 131,363	$ 22,511	$ 119,940

Supplemental Cash Flow Information
Cash paid for interest	$ 6,945	$ 7,247	$ 7,792
Cash paid (refunded) for taxes	(558)	7,296	16,499

See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders'
Equity and Comprehensive Income
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years in the Period Ended October 31, 2003	2003	2002	2001

Common Stock, Par Value $.20 Per Share
Beginning of year	$ 4,157	$ 4,143	$ 3,485
3,220,000 shares issued	--	--	644
Shares issued under stock option plans	56	14	14

End of year	4,213	4,157	4,143

Additional Paid-in Capital
Beginning of year	113,537	113,284	46,952
3,200,000 shares issued	--	--	66,092
Shares issued under stock option plans	3,224	253	240

End of year	116,761	113,537	113,284

Retained Earnings
Beginning of year	242,667	243,996	211,540
Net earnings (loss)	23,933	(1,329)	32,456

End of year	266,600	242,667	243,996

Accumulated Other Comprehensive Gain (Loss)
Beginning of year	(5,920)	(11,128)	(12,282)
Change in fair value of derivative
financial instruments, net of tax	61	(67)	87
Foreign currency translation adjustment	12,157	5,275	1,067

End of year	6,298	(5,920)	(11,128)

Total Shareholders' Equity	$393,872	$354,441	$350,295

Comprehensive Income
Net earnings (loss)	$ 23,933	$ (1,329)	$ 32,456
Change in fair value of derivative
financial instruments, net of tax	61	(67)	87
Foreign currency translation adjustment	12,157	5,275	1,067

Comprehensive Income	$ 36,151	$ 3,879	$ 33,610

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

NOTE 1:  Accounting Policies

Nature of Operations
Esterline Technologies Corporation (the Company) designs, manufactures and markets highly engineered products. The Company principally serves the aerospace and defense industry throughout the world, primarily in the United States and Europe.

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

Derivative Financial Instruments
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company's policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to fifteen months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness was not material. At October 31, 2003, the notional value of foreign currency forward contracts was $11.1 million and the fair value of these contracts was


$173,000, which was an asset. The Company does not enter into any forward contracts for trading purposes.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are generally translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive income. Foreign currency transaction gains and losses are included in results of operations and have not been significant in amount in any of the three fiscal years in the period ended October 31, 2003.

Cash Equivalents and Cash in Escrow
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction.

Short-term Investments
Short-term investments consist of highly liquid investments with maturities of more than three months at the date of purchase. Short-term investments are classified as trading securities and accordingly are reported at fair value with unrealized gains and losses included in earnings.

Accounts Receivable
Accounts receivable are recorded at the net invoice price for sales billed to customers. An allowance for doubtful accounts is established when losses are expected to be incurred.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead.


Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $17,510,000, $13,106,000, and $12,108,000 for fiscal years 2003, 2002 and 2001, respectively.

Debt Issuance Costs
Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Long-lived Assets
The carrying amount of long-lived assets is reviewed periodically for impairment. An asset (other than goodwill) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

Goodwill and Intangibles
Beginning in fiscal 2002 with the adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142), goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to fiscal 2002, goodwill was amortized on a straight-line basis over the period of expected benefit which ranged from 10 to 40 years. Due to continued poor operating results and prospects for the Automation segment, the Company wrote off the $2.9 million of goodwill and intangible assets related to that segment in the fourth quarter of fiscal 2001.

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


Product Warranties
Product warranty costs are recorded when the covered products are shipped to customers. Product warranty expense is based upon the terms of the warranty program and the estimated expense.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 20,900,000, 20,751,000, and 19,641,000 for the fiscal years 2003, 2002 and 2001, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 21,105,000, 21,021,000, and 20,014,000 for the fiscal years 2003, 2002 and 2001, respectively.

Recent Accounting Pronouncements
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (Statement No. 148). This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for the compensation cost of options issued to employees and requires additional disclosure on all stock-based compensation plans. The Company adopted the disclosure provisions in the first quarter of fiscal 2003.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), effective for exit or disposal activities initiated after December 31, 2002. Under Statement No. 146, a commitment to a plan to exit or dispose of a business activity no longer creates an obligation that meets the definition of a liability. A liability for a cost associated with an exit or disposal activity will be recognized when the liability is incurred. Adoption of Statement No. 146 in the first quarter of fiscal 2003 did not have a material effect on the Company's financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144), effective for fiscal years beginning after December 15, 2002. The Statement supersedes Financial Accounting Standards Board Statement No. 121; however, it retains the fundamental provisions of Statement No. 121. Statement No. 144 also supersedes APB No. 30 and extends the reporting of a discontinued operation to a component of an entity. Also, Statement No. 144 requires operating losses from a component of an entity to be recognized in the period(s) in which they occur rather than as of the measurement date as previously required under APB No. 30. Adoption of Statement No. 144 in the first quarter of fiscal 2003 did not have a material effect on the Company's financial statements.


NOTE 2:  Accounting Changes

Effective at the beginning of fiscal 2002, the Company adopted Statement No. 142. Under the new Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the Statement. The Company conducted its initial impairment tests and determined that goodwill associated with a reporting unit in the Avionics & Controls segment was impaired as a result of applying Statement No. 142. Due to increased competition in the electronic input industry, principally from companies headquartered in Asia, operating profits and cash flows were lower in fiscal 2001 for this reporting unit. Based upon this trend, the earnings forecast for the next five years was lowered. A goodwill impairment loss of $7,574,000, net of an income tax benefit of $1,542,000, or ($.36) per diluted share, was recognized and reported as a cumulative effect of a change in accounting principle upon the adoption of Statement No. 142 in the first quarter of fiscal 2002. The fair value of the affected reporting unit was estimated using a combination of the present value of expected cash flows and a market approach.

Effective at the beginning of fiscal 2001, the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended. The cumulative effect of the change in accounting principle was a charge of $403,000 (net of tax), or ($.02) per share on a diluted basis in fiscal 2001.


The following comparative table sets forth reported net earnings and earnings per share for fiscal years 2003, 2002 and 2001, exclusive of amortization expense related to goodwill that is no longer being amortized as a result of the adoption of Statement No. 142.

In Thousands, Except Per Share Amounts
	2003	2002	2001

Net Earnings (Loss):
Continuing operations
As reported	$29,741	$ 31,284	$42,639
Add back: goodwill amortization	--	--	3,351

Adjusted	29,741	31,284	45,990

Discontinued operations
As reported	(5,808)	(25,039)	(9,780)
Add back: goodwill amortization	--	--	1,814

Adjusted	(5,808)	(25,039)	(7,966)

Adjusted earnings before
cumulative effect of a change
in accounting principle	23,933	6,245	38,024
Cumulative effect of a change
in accounting principle	--	(7,574)	(403)

Adjusted net earnings (loss)	$23,933	$ (1,329)	$37,621

Earnings (Loss) Per Share - Basic:
Continuing operations
As reported	$ 1.42	$ 1.51	$ 2.17
Add back: goodwill amortization	--	--	.18

Adjusted	1.42	1.51	2.35

Discontinued operations
As reported	(.27)	(1.21)	(.50)
Add back: goodwill amortization	--	--	.09

Adjusted	(.27)	(1.21)	(.41)

Adjusted earnings before
cumulative effect of a change
in accounting principle	1.15	.30	1.94
Cumulative effect of a change
in accounting principle	--	(.37)	(.02)

Adjusted earnings (loss) per share	$ 1.15	$ (.07)	$ 1.92

	2003	2002	2001

Earnings (Loss) Per Share - Diluted:
Continuing operations
As reported	$ 1.41	$ 1.49	$ 2.13
Add back: goodwill amortization	--	--	.17

Adjusted	1.41	1.49	2.30

Discontinued operations
As reported	(.28)	(1.19)	(.49)
Add back: goodwill amortization	--	--	.09

Adjusted	(.28)	(1.19)	(.40)

Adjusted earnings before
cumulative effect of a change
in accounting principle	1.13	.30	1.90
Cumulative effect of a change
in accounting principle	--	(.36)	(.02)

Adjusted earnings (loss) per share	$ 1.13	$ (.06)	$ 1.88


NOTE 3:  Discontinued Operations

On July 25, 2002, the Board of Directors adopted a formal plan for the sale of the assets and operations of the Company's Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. The Company recorded an after-tax loss from discontinued operations of $5.8 million and $25.0 million in fiscal 2003 and 2002, respectively. The operating results of the discontinued segment for fiscal years 2003, 2002 and 2001 consist of the following:

In Thousands
	2003	2002	2001

Loss before taxes	$ --	$(16,343)	$(16,689)
Tax benefit	--	(6,071)	(6,909)

Net loss	--	(10,272)	(9,780)
Estimated loss on disposal,
including tax benefit
of $3,474 and $7,951	(5,808)	(14,767)	--

Loss from discontinued operations	$(5,808)	$(25,039)	$ (9,780)

The Company recorded a $5.8 million loss, net of a $3.5 million tax benefit, in the second quarter of fiscal 2003 for losses in its discontinued operations in excess of the earlier estimates precipitated by the prolonged weakness in electronics, telecommunications and heavy equipment markets. On July 23, 2003, the Company sold the assets of its Excellon Automation subsidiary. At October 31, 2003, working capital and property, plant and equipment of the remaining unit within the Automation segment aggregated $9,951,000 and the reserve for loss on disposal and losses during the phase-out period totaled $10,359,000. Management believes the Company's discontinued operations loss reserves are adequate to cover the holding cost and the loss on disposal of the remainder of the segment.

Sales of the Automation segment were $22,942,000, $32,896,000, and $60,312,000 in fiscal years 2003, 2002 and 2001, respectively.


NOTE 4:  Inventories

Inventories at the end of fiscal 2003 and 2002 consisted of the following:
In Thousands	2003	2002

Raw materials and purchased parts	$38,678	$36,152
Work in process	26,855	24,931
Finished goods	10,812	10,222

	$76,345	$71,305


NOTE 5:  Goodwill

The following table summarizes the changes in goodwill by segment for fiscal 2003 and 2002:

In Thousands
	Avionics &	Sensors &	Advanced
	Controls	Systems	Materials	Total

Balance, October 26, 2001	$57,514	$17,537	$60,318	$135,369
Goodwill from acquisitions	8,313	--	22,601	30,914
Foreign currency translation adjustment	--	839	--	839
Impairment loss	(9,116)	--	--	(9,116)

Balance, October 25, 2002	$56,711	$18,376	$82,919	$158,006
Goodwill from acquisitions	--	24,698	--	24,698
Purchase price allocation adjustment	477	--	446	923
Foreign currency translation adjustment	420	1,306	--	1,726

Balance, October 31, 2003	$57,608	$44,380	$83,365	$185,353

The $923,000 purchase price allocation adjustment in 2003 resulted from the finalization of the asset valuation and additional acquisition costs directly related to the purchase of Janco Corporation and the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America (BAE Systems) radar countermeasures chaff and infrared decoy flare operations.

As explained in Note 2, effective at the beginning of fiscal 2002, the Company adopted Statement No. 142, and recognized an impairment loss of $9,116,000.


NOTE 6:  Intangible Assets

Intangible assets at the end of fiscal 2003 and 2002 were as follows:

In Thousands
		2003		2002

	Weighted	Gross		Gross
	Average Years	Carrying	Accum.	Carrying	Accum.
	Useful Life	Amount	Amort.	Amount	Amort.

Amortized Intangible Assets
Programs	16	$100,020	$ 5,803	$52,154	$ 976
Core technology	15	8,709	827	8,703	272
Patents and other	7	22,087	16,448	17,381	15,493

Total		$130,816	$23,078	$78,238	$16,741

Indefinite-lived Intangible Assets
Trademark		$ 7,192		$ --

Amortization of intangible assets was $6,248,000, $1,522,000, and $84,000 in fiscal years 2003, 2002 and 2001, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands
Fiscal Year
2004	$ 7,478
2005	7,331
2006	7,147
2007	7,141
2008	6,989


NOTE 7:  Accrued Liabilities

Accrued liabilities at the end of fiscal 2003 and 2002 consisted of the following:
In Thousands	2003	2002

Payroll and other compensation	$30,091	$24,669
Casualty and medical	9,348	9,579
Interest	7,667	2,950
Warranties	5,387	5,110
State and other tax accruals	6,623	6,081
Other	15,875	15,637

	$74,991	$64,026


NOTE 8:  Retirement Benefits

Pension benefits are provided for substantially all U.S. employees under a contributory pension plan and are based on years of service and five-year average compensation. The Company makes actuarially computed contributions as necessary to adequately fund benefits. To determine benefit obligations at the end of each fiscal year, the actuarial computations assumed discount rates of 6.5% and 6.75% for fiscal years 2003 and 2002, respectively. Assumed annual compensation increases were 4.5% for 2003 and 5.0% for 2002. The expected long-term rate of return on plan assets was 8.5% for each year. Plan assets primarily consist of publicly traded common stocks, bonds and government securities. The Company also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

The Company amended its defined benefit plan to add a cash balance formula effective January 1, 2003. Participants elected either to continue earning benefits under the current plan formula or to earn benefits under the cash balance formula. Effective January 1, 2003, all new participants will be enrolled in the cash balance formula.

Net periodic pension cost (benefit) for the Company's defined benefit plans at the end of each fiscal year consisted of the following:
In Thousands	2003	2002	2001

Components of Net Periodic Benefit Cost
Service cost	$ 3,524	$ 2,744	$ 2,465
Interest cost	7,088	6,822	6,803
Expected return on plan assets	(8,416)	(9,819)	(10,576)
Amortization of transition asset	77	81	81
Amortization of prior service cost	18	68	88
Amortization of actuarial loss (gain)	1,596	122	(305)
Recognition of gain due to curtailment	--	--	(141)

Net periodic cost (benefit)	$ 3,887	$ 18	$ (1,585)


The funded status of the defined benefit pension plan at the end of fiscal 2003 and 2002 was as follows:
In Thousands	2003	2002

Benefit Obligation
Beginning balance	$107,337	$102,251
Service cost	3,524	2,744
Interest cost	7,088	6,822
Actuarial loss	3,194	1,229
Amendments	(487)	--
Benefits paid	(6,460)	(5,709)

Ending balance	$114,196	$107,337

Plan Assets - Fair Value
Beginning balance	$102,107	$118,352
Actual gain (loss) on plan assets	19,519	(10,572)
Company contributions	36	36
Benefits paid	(6,460)	(5,709)

Ending balance	$115,202	$102,107

Reconciliation of Funded Status to Net Amount Recognized
Funded status - plan assets relative to benefit obligation	$ 1,006	$ (5,230)
Unrecognized net actuarial loss	15,838	25,343
Unrecognized prior service costs	6	511
Unrecognized net transition obligations	--	77

Net amount recognized	$ 16,850	$ 20,701

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$ 18,980	$ 22,146
Accrued benefit liability	(2,130)	(1,445)

Net amount recognized	$ 16,850	$ 20,701

Employees may participate in certain defined contribution plans. The Company's contribution expense under these plans totaled $4,729,000, $3,068,000 and $3,074,000 in fiscal 2003, 2002 and 2001, respectively.


NOTE 9:  Income Taxes

Income tax expense from continuing operations for each of the fiscal years consisted of:
In Thousands	2003	2002	2001

Current
U.S. Federal	$11,181	$ 7,851	$17,043
State	600	(123)	1,500
Foreign	2,230	3,423	3,533

	14,011	11,151	22,076

Deferred
U.S. Federal	(1,939)	(386)	2,836
State	(202)	22	111
Foreign	1,180	(326)	(595)

	(961)	(690)	2,352

Income tax expense	$13,050	$10,461	$24,428

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:
In Thousands	2003	2002	2001

U.S.	$35,868	$31,890	$55,670
Foreign	6,923	9,855	11,397

Income from continuing operations,
before income taxes	$42,791	$41,745	$67,067

Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:
In Thousands	2003	2002

Reserves and liabilities	$ 13,896	$ 16,657
Employee benefits	3,281	6,800

Total deferred tax assets	17,177	23,457

Depreciation and amortization	(13,061)	(9,703)
Intangibles and amortization	(6,875)	(2,509)
Retirement benefits	(6,194)	(7,555)
Other	(1,843)	(7)

Total deferred tax liabilities	(27,973)	(19,774)

Net deferred tax assets (liabilities)	$(10,796)	$ 3,683

No valuation allowance was considered necessary on deferred tax assets.


A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:
In Thousands	2003	2002	2001

U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	0.9	(0.2)	1.5
Foreign taxes	(0.7)	0.5	0.3
Export sales benefit	(1.9)	(2.4)	(0.5)
Tax exempt interest	--	(0.7)	(0.9)
Non-deductible goodwill	--	--	1.7
Research & development credits	(4.9)	(7.1)	(3.7)
Tax accrual adjustment	1.9	(0.3)	1.6
Other, net	0.2	0.3	1.4

Effective income tax rate	30.5%	25.1%	36.4%

The effective tax rate differed from the statutory rate in fiscal 2003 and 2002, as both years benefited from various tax credits. The effective rate was approximately equal to the statutory rate in fiscal 2001. In fiscal 2002, the Company recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Also, the relative effect of the export tax benefits and research and development tax credits has varied due to the fluctuations in income from continuing operations before income taxes.

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested or would be substantially offset by foreign tax credits if repatriated.


NOTE 10:  Debt

Long-term debt at the end of fiscal 2003 and 2002 consisted of the following:
In Thousands	2003	2002

7.75% Senior Subordinated Notes, due June 2013	$175,000	$ --
6.77% Senior Notes, due November 2008	40,000	40,000
6.40% Senior Notes, due November 2005	30,000	30,000
6.00% Senior Notes, due November 2003	30,000	30,000
Other	2,500	2,568

	277,500	102,568

Less fair value of interest rate swap agreement	235	--
Less current maturities	30,473	435

Carrying amount of long-term debt	$246,792	$102,133

In June 2003, the Company sold $175 million of 7.75% Senior Subordinated Notes due in 2013 and requiring semi-annual interest payments in December and June of each year until maturity. The net proceeds from this offering were used to acquire the Weston Group from The Roxboro Group PLC for U.K. [POUND]55.0 million in cash (approximately $94.5 million based on the closing exchange rate and including acquisition costs) and for general corporate purposes, including the repayment of debt and possible future acquisitions. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company's foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary" under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 28, 2008 at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 28, 2003 and declining annually to 100% of principal and accrued interest on June 15, 2011. Any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the proceeds of one or more public equity offerings at a redemption price of 107.75% of the principal amount plus accrued interest.

In September 2003, the Company entered into an interest rate swap agreement on $75 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75 million of the $175 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 2.555% and was 3.785% at October 31, 2003. The fair market value of the Company's interest rate swap was a $235,499 liability at October 31, 2003 and was estimated by discounting expected cash flows using quoted market interest rates.


The Senior Notes due in fiscal years 2004, 2006 and 2009 require semi-annual interest payments in November and May of each year. The Senior Notes are unsecured.

Maturities of long-term debt at October 31, 2003, were as follows:
In Thousands
Fiscal Year

2004	$ 30,473
2005	446
2006	30,373
2007	365
2008	365
2009 and thereafter	215,478

$277,500

Short-term credit facilities at the end of fiscal 2003 and 2002 consisted of the following:
In Thousands	2003		2002

	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate

Foreign	$2,312	3.01%	$424	3.89%

	$2,312		$424

The Company's primary U.S. dollar credit facility totals $60,000,000 and is made available through a group of banks. The credit agreement is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. An additional $6,100,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $66,100,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at October 31, 2003. Available credit under the above credit facilities was $56,211,000 at fiscal 2003 year-end, when reduced by outstanding borrowings of $2,312,000 and letters of credit of $7,577,000.

The fair market value of the Company's long-term debt and short-term borrowings was estimated at $294,889,000 and $106,742,000 at fiscal year-end 2003 and 2002, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.


NOTE 11:  Commitments and Contingencies

Rental expense for operating leases totaled $7,961,000, $6,493,000, and $6,106,000 in fiscal years 2003, 2002 and 2001, respectively.

At October 31, 2003, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:
In Thousands
Fiscal Year

2004	$ 7,842
2005	7,540
2006	6,867
2007	6,562
2008	6,592
2009 and thereafter	18,746

$54,149

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

Approximately 500 U.S.-based employees or 10% of total employees were represented by a labor union. An agreement covering about 250 employees expires in October 2004. Management believes that the Company has established a good relationship with these employees and a cooperative relationship with their union. The Company's European operations are subject to national trade union agreements and to local regulations governing employment.


NOTE 12:  Employee Stock Plans

In March 2002, the Company's shareholders approved the establishment of an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of the Company's common stock are reserved for issuance to employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. During fiscal 2003, employees purchased 54,952 shares at a fair market value price of $17.98 per share, leaving a balance of 245,048 shares available for issuance in the future. As of October 31, 2003, deductions aggregating $406,010 were accrued for the purchase of shares on December 15, 2003.

The Company also provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2003, the Company had 2,295,750 shares reserved for issuance to officers and key employees, of which 798,000 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer option grants and their terms. Awards under the 1997 plan may be granted to eligible employees of the Company over the 10-year period ending March 4, 2007. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant.

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:
	2003		2002		2001

	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding,
beginning of year	1,618,125	$14.85	1,483,750	$13.71	1,481,250	$12.08
Granted	245,000	18.68	260,000	17.71	180,000	23.48
Exercised	(264,000)	8.83	(103,750)	4.94	(161,250)	9.54
Cancelled	(101,375)	19.05	(21,875)	18.46	(16,250)	14.75

Outstanding,
end of year	1,497,750	$16.25	1,618,125	$14.85	1,483,750	$13.71

Exercisable,
end of year	942,375	$14.94	1,052,500	$13.20	964,125	$11.44


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

As prescribed by Statement No. 123, including compensation cost for the Company's stock option and employee stock purchase plans, pro forma disclosures for fiscal years 2003, 2002 and 2001 would have been:

In Thousands, Except Per Share Amounts
	2003	2002	2001

Net earnings (loss) as reported	$23,933	$(1,329)	$32,456
Pro forma net earnings (loss)	22,396	(2,896)	30,986

Basic earnings (loss) per share as reported	$ 1.15	$ (.07)	$ 1.65
Pro forma basic earnings (loss) per share	1.07	(.14)	1.58

Diluted earnings (loss) per share as reported	$ 1.13	$ (.06)	$ 1.62
Pro forma diluted earnings (loss) per share	1.06	(.14)	1.55

The weighted average Black-Scholes value of options granted during fiscal years 2003, 2002 and 2001 was $11.96, $11.26, and $14.99, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal years 2003, 2002 and 2001 were as follows:
	2003	2002	2001

Volatility	66.3%	65.6%	65.1%
Risk-free interest rate	2.88 - 3.94%	2.79 - 4.03%	3.59 - 4.37%
Expected life (years)	5 - 8	5 - 8	5 - 8
Dividends	-	-	-


The following table summarizes information for stock options outstanding at October 31, 2003:
	Options Outstanding			Options Exercisable

Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price

$ 3.69 - 11.13	192,500	2.23	$ 9.01	190,000	$ 9.00
11.38 - 13.44	334,250	4.30	12.25	304,375	12.33
14.75 - 17.90	378,000	7.78	16.51	125,500	15.83
18.25 - 19.88	335,250	7.25	19.17	164,250	18.94
20.69 - 27.19	257,750	6.88	22.66	158,250	22.22


NOTE 13:  Capital Stock

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2003, there were no shares of preferred stock or serial preferred stock outstanding.

On February 21, 2001, the Company completed a public offering of 3.22 million shares of common stock, including shares sold under the underwriters' over-allotment option, priced at $22 per share, generating net proceeds of $66.7 million. The funds provided additional financial resources for general corporate purposes, including the acquisition of other companies.

Effective December 5, 2002, the Board of Directors adopted a Shareholder Rights Plan, providing for the distribution of one Series B Serial Preferred Stock Purchase Right (Right) for each share of common stock held as of December 23, 2002. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00, as may be adjusted from time to time.

The Right to purchase shares of Series B Serial Preferred Stock is triggered once a person or entity (together with such person's or entity's affiliates) beneficially owns 15% or more of the outstanding shares of common stock of the Company (such person or entity, an Acquiring Person). When the Right is triggered, the holder may purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00 per share. If after the Rights are triggered, (i) the Company is the surviving corporation in a merger or similar transaction with an Acquiring Person, (ii) the Acquiring Person beneficially owns more than 15% of the outstanding shares of common stock or (iii) the Acquiring Person engages in other "self-dealing" transactions, holders of the Rights can elect to purchase shares of common stock of the Company with a market value of twice the exercise price. Similarly, if after the Rights are triggered, the Company is not the surviving corporation of a merger or similar transaction or the Company sells 50% or more of its assets to another person or entity, holders of the Rights may elect to purchase shares of common stock of the surviving corporation or that person or entity who purchased the Company's assets with a market value of twice the exercise price.


NOTE 14:  Acquisitions and Divestiture

On June 11, 2003, the Company acquired a group of companies referred to as the Weston Group from The Roxboro Group PLC for U.K. [POUND]55.0 million in cash (approximately $94.5 million based on the closing exchange rate and including acquisition costs). The acquisition was financed with a portion of the proceeds from the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. The Company hedged the U.K. [POUND]55.0 million cash price using foreign currency forward contracts and recorded a foreign currency gain of approximately $2.7 million at closing of the acquisition and the settlement of foreign currency forward contracts.

The Weston Group supplies sensors and systems principally for the measurement of temperature, and also for rotational speed, torque, and density. The Weston Group's product offerings are sold primarily into the commercial aerospace market and to a lesser degree, the industrial gas turbine market. The acquisition is included in the Sensors & Systems segment and will complement the Company's existing product offerings. Integration of the Weston Group and certain required expense reductions in the Sensors & Systems segment are expected to result in severance expense of approximately $3.8 million in fiscal 2004, subject to regulatory approval. The severance covers approximately 60 employees in engineering, production, quality, research and development and administration functions.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary valuation report and accordingly, the allocation is subject to refinement.

In thousands
As of June 11, 2003

Current Assets	$ 16,838
Property, plant and equipment	13,020
Intangible assets subject to amortization
Programs (20 year weighted average useful life)	44,275
Patents (15 year weighted average useful life)	2,305
Other (10 year useful life)	707

47,287
Trade names (not subject to amortization)	7,191
Goodwill	22,418
Other assets	487

Total assets acquired	107,241

Current liabilities assumed	7,840
Deferred tax liabilities	4,933

Net assets acquired	$ 94,468


In the second quarter of fiscal 2003, the Company sold a product line in its Sensors & Systems segment and reported a gain on sale of $863,000. The sale of the business resulted in the closing of facilities and the termination of the affected employees. In accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Dispoal Activities," severance cost was recorded when the affected employees were notified and the amount of severance was determined. Employees were notified of this decision on June 4, 2003 and severance of $929,000 was recorded in the third quarter of fiscal 2003.

On January 2, 2003, the Company acquired the net assets of BVR Aero Precision Corporation (BVR), a manufacturer of precision gears and electronic data concentrators, for $11.4 million in cash. An additional payment of $3.9 million is contingent upon achievement of certain sales levels through fiscal 2006, as defined in the Asset Purchase Agreement. Any additional payment made, when the contingency is resolved, will be accounted for as additional consideration for the acquired assets. BVR is included in the Sensors & Systems segment and will enhance the Company's position in aerospace sensors.

On August 29, 2002, the Company's Armtec Defense Products Co. subsidiary (Armtec) acquired BAE Systems' radar countermeasures chaff and infrared decoy flare operations for approximately $71.4 million in cash, of which $3.5 million is held in an escrow account as of October 25, 2003. At the time of the asset acquisition from BAE Systems, certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the State of Arkansas under the Federal Resource Conservation and Recovery Act. The Part B Permit was transferred to Armtec, along with the remedial obligations. Under the Asset Purchase Agreement, BAE Systems agreed to complete all remedial obligations at the infrared decoy flare facility and to indemnify Esterline on all environmental liabilities to a maximum amount of $25.0 million.

Radar countermeasure chaff is used by aircraft to help protect against radar-guided missiles. Aircraft-dispensable flares are designed to protect against infrared-guided missiles. The business operates as a division of Armtec and complements Armtec's position as the U.S. Army's sole-source provider of combustible ordnance components for tank, artillery, and mortar ammunition.

The following summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is expected to be deductible for income tax purposes. In fiscal 2003, the Company finalized its purchase price allocation, which is reflected below:


In Thousands
As of August 29, 2002
Current assets	$11,231
Property, plant and equipment	9,123
Intangible assets subject to amortization
Programs (17 year weighted average useful life)	38,221
Patents (10 year useful life)	941

39,162
Goodwill	15,106

Total assets acquired	74,622

Current liabilities assumed	3,197

Net assets acquired	$71,425

On April 29, 2002, the Company acquired Burke Industries' Engineered Polymers Group (Polymers Group) for approximately $37.6 million in cash. The acquired group is a manufacturer of aerospace seals and similar high-performance products. The Polymers Group is included in the Advanced Materials segment. The acquisition adds to the Company's existing technology base and establishes the Company as a global leader in custom aerospace seals and similar high-performance products.

The following summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is expected to be deductible for income tax purposes.

In Thousands
As of April 29, 2002
Current assets	$ 9,442
Property, plant and equipment	5,313
Intangible assets subject to amortization
Core technology (15 year useful life)	5,949
Programs (9 year weighted average useful life)	9,855

15,804
Goodwill	7,942

Total assets acquired	38,501

Current liabilities assumed	864

Net assets acquired	$37,637


On June 3, 2002, the Company acquired Janco Corporation (Janco) for approximately $13.8 million in cash. Janco manufactures aircraft rotary switches, potentiometers and sophisticated modular control systems. In addition, the Company acquired a small product line for approximately $5.7 million in cash.

The above acquisitions were accounted for under the purchase method of accounting and were funded with available cash. The results of operations were included from the effective date of each acquisition.


NOTE 15:  Business Segment Information

In the third quarter of fiscal 2002, the Company's Board of Directors approved a plan providing for the discontinuation of the Automation segment. Subsequent to that decision, management has redefined the Company's segments to correspond with the way the Company is now organized and managed. Accordingly, business segment information includes the segments of Avionics & Controls, Sensors & Systems and Advanced Materials. Operations within the Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, fluid and motion control components and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. Sales in all segments are international and include military, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.


Details of the Company's operations by business segment for the last three fiscal years were as follows:
In Thousands	2003	2002	2001

Sales
Avionics & Controls	$198,249	$171,709	$172,547
Sensors & Systems	146,976	104,942	101,916
Advanced Materials	216,655	157,384	151,352
Other	574	774	5,108

	$562,454	$434,809	$430,923

Income From Continuing Operations
Avionics & Controls	$ 29,798	$ 26,501	$ 31,319
Sensors & Systems	10,090	12,352	11,439
Advanced Materials	29,120	21,884	34,987
Other	(821)	(1,420)	1,428

Segment Earnings	68,187	59,317	79,173

Corporate expense	(16,879)	(12,263)	(13,167)
Loss on sale of business	(66)	--	--
Insurance settlement	--	--	4,631
Gain (loss) on derivative
financial instruments	2,676	(1)	786
Interest income	868	1,814	3,307
Interest expense	(11,995)	(7,122)	(7,663)

	$ 42,791	$ 41,745	$ 67,067

Identifiable Assets
Avionics & Controls	$144,492	$145,296	$121,771
Sensors & Systems	219,247	98,624	91,527
Advanced Materials	262,001	257,408	149,889
Other	2	2	5
Automation	--	--	50,444
Discontinued operations	--	13,576	--
Corporate[1]	174,888	56,049	146,172

	$800,630	$570,955	$559,808

Capital Expenditures
Avionics & Controls	$ 2,744	$ 1,980	$ 3,580
Sensors & Systems	3,232	4,432	2,954
Advanced Materials	8,857	8,497	7,132
Other	--	--	--
Automation	--	--	1,816
Discontinued operations	62	580	--
Corporate	2,235	220	276

	$ 17,130	$ 15,709	$ 15,758


Depreciation and Amortization
Avionics & Controls	$ 4,964	$ 4,060	$ 5,855
Sensors & Systems	6,449	3,083	3,713
Advanced Materials	11,982	7,156	7,266
Other	--	4	1
Automation	--	--	--
Discontinued operations	1,789	2,726	6,553
Corporate	1,031	534	721

	$ 26,215	$ 17,563	$ 24,109

[1]	Primarily cash, prepaid pension expense (see Note 8) and deferred tax assets (see Note 9).

The Company's operations by geographic area for the last three fiscal years were as follows:
In Thousands	2003	2002	2001

Sales
Domestic
Unaffiliated customers - U.S.	$377,947	$294,693	$296,920
Unaffiliated customers - export	62,077	51,044	42,779
Intercompany	1,720	1,816	999

	441,744	347,553	340,698

France
Unaffiliated customers	54,857	54,944	49,267
Intercompany	3,182	3,652	6,175

	58,039	58,596	55,442

United Kingdom
Unaffiliated customers	61,998	20,354	40,516
Intercompany	65	--	--

	62,063	20,354	40,516

All Other Foreign
Unaffiliated customers	5,575	13,774	1,441
Intercompany	1,280	417	--

	6,855	14,191	1,441

Eliminations	(6,247)	(5,885)	(7,174)

	$562,454	$434,809	$430,923

Segment Earnings[1]
Domestic	$ 61,271	$ 49,120	$ 67,883
France	4,716	7,608	8,587
United Kingdom	2,898	2,028	2,608
All other foreign	(698)	561	95

	$ 68,187	$ 59,317	$ 79,173

Identifiable Assets[2]
Domestic	$448,780	$420,895	$335,231
France	42,828	46,683	42,834
United Kingdom	133,309	35,583	32,819
All other foreign	825	11,745	2,752

	$625,742	$514,906	$413,636

[1]	Before corporate expense, shown on page 53.
[2]	Excludes corporate, shown on page 53.

The Company's principal foreign operations consist of manufacturing facilities located in France and the United Kingdom, and include sales and service operations located in Hong Kong and France. Sensors & Systems segment operations are dependent upon foreign sales, which represented $117.0 million, $87.8 million, and $84.3 million of Sensors & Systems sales in fiscal 2003, 2002 and 2001, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 36.1% and 7.4%, respectively, in fiscal 2003 and 16.8% of consolidated sales. In fiscal 2002, U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 23.6% and 5.8%, respectively, and 10.8% of consolidated sales. Sales to any single customer did not exceed 10% of consolidated sales in fiscal 2001.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:
	2003	2002	2001

Elastomeric products	18%	20%	19%
Sensors	16%	16%	16%
Aerospace switches and indicators	15%	17%	15%
Combustible ordnance components	10%	11%	11%


NOTE 16:  Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts
Fiscal Year 2003	Fourth	Third		Second		First

Net sales	$160,326	$140,518		$135,281		$126,329
Gross margin	53,680	45,706		40,570		38,673

Income from continuing operations	9,412	8,444		6,042		5,843
Loss from discontinued operations,
net of tax	--	--		(5,808)		--

Earnings before cumulative effect
of a change in accounting principle	9,412	8,444	[2]	234	[3]	5,843
Cumulative effect of a change in
accounting principle	--	--		--		--

Net earnings	$ 9,412	$ 8,444	[2]	$ 234	[3]	$ 5,843

Earnings per share - basic
Continuing operations	$ .45	$ .40		$ .29		$ .28
Discontinued operations[1]	--	--		(.28)		--

Earnings per share before
cumulative effect of a change in
accounting principle - basic[1]	.45	.40		.01		.28
Cumulative effect of a change in
accounting principle - basic	--	--		--		--

Earnings per share - basic[1]	$ .45	$ .40		$ .01		$ .28

Earnings per share - diluted
Continuing operations[1]	$ .44	$ .40		$ .29		$ .28
Discontinued operations[1]	--	--		(.28)		--

Earnings per share before
cumulative effect of a change in
accounting principle - diluted[1]	.44	.40		.01		.28
Cumulative effect of a change in
accounting principle - diluted	--	--		--		--

Earnings per share - diluted[1]	$ .44	$ .40		$ .01		$ .28


In Thousands, Except Per Share Amounts
Fiscal Year 2002	Fourth		Third	Second	First

Net sales	$124,887		$112,423	$100,681	$ 96,818
Gross margin	40,439		36,353	32,314	32,467

Income from continuing operations	10,505	[4]	6,926	7,215	6,638
Loss from discontinued operations,
net of tax	(2,925)		(17,529)	(2,292)	(2,293)

Earnings (loss) before cumulative effect
of a change in accounting principle	7,580	[4]	(10,603)	4,923	4,345
Cumulative effect of a change in
accounting principle	--		--	--	(7,574)

Net earnings (loss)	$ 7,580	[4]	$ (10,603)	$ 4,923	$ (3,229)

Earnings (loss) per share - basic
Continuing operations	$ .51		$ .33	$ .35	$ .32
Discontinued operations[1]	(.14)		(.84)	(.11)	(.11)

Earnings (loss) per share before
cumulative effect of a change in
accounting principle - basic[1]	.37		(.51)	.24	.21
Cumulative effect of a change in
accounting principle - basic	--		--	--	(.37)

Earnings (loss) per share - basic[1]	$ .37		$ (.51)	$ .24	$ (.16)

Earnings (loss) per share - diluted
Continuing operations[1]	$ .50		$ .33	$ .34	$ .32
Discontinued operations[1]	(.14)		(.83)	(.11)	(.11)

Earnings (loss) per share before
cumulative effect of a change in
accounting principle - diluted[1]	.36		(.50)	.23	.21
Cumulative effect of a change in
accounting principle - diluted	--		--	--	(.36)

Earnings (loss) per share - diluted[1]	$ .36		$ (.50)	$ .23	$ (.15)

[1]

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[2]

Included the $2.7 million foreign currency gain recorded upon settlement of foreign currency forward contracts used to hedge the U.K. [POUND]55.0 million cash price for the Weston Group. Included $929,000 in severance incurred in connection with the closing of facilities and termination of affected employees of a product line in the Sensors & Systems segment.

[3]	Included an $863,000 gain on the sale of a product line in the Sensors & Systems segment.

[4]	Included the $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits.


NOTE 17:  Guarantors

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2003, 2002 and 2001 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Senior Subordinated Notes which include Advanced Input Devices, Inc., Amtech Automated Manufacturing Technology, Angus Electronics Co., Armtec Countermeasures Co., Armtec Defense Products Co., Auxitrol Co., Boyar-Schultz Corporation, BVR Technologies Co., Equipment Sales Co., EA Technologies Corporation, Excellon U.K., Fluid Regulators Corporation, H.A. Sales Co., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Mason Electric Co., MC Tech Co., McTaws Corporation, Memtron Technologies Co., Norwich Aero Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., SureSeal Corporation, Surftech Finishes Co., W. A. Whitney Co., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Angelchance Ltd. (Weston), Auxitrol S.A., Auxitrol Technologies S.A., Auxitrol Asia PTE Ltd., Esterline Technologies DK Aps (Denmark), Esterline Technologies Ltd. (England), Esterline Technologies Ltd. (Hong Kong), Excellon Europa GmbH, Excellon Japan Co., Excellon France S.A.R.L., Muirhead Aerospace Ltd., Norcroft Dynamics Ltd., Pressure Systems International Ltd., W. A. Whitney Canada Ltd., and W. A. Whitney de Mexico S.A. The guarantor subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies and have fully and unconditionally, jointly and severally, guaranteed the Senior Subordinated Notes.


Condensed Consolidating Balance Sheet as of October 31, 2003
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Assets

Current Assets
Cash and cash equivalents	$109,834	$ 3,030	$ 18,499	$ --	$131,363
Cash in escrow	4,536	--	--	--	4,536
Short-term investments	12,797	--	--	--	12,797
Accounts receivable, net	95	69,297	29,003	--	98,395
Inventories	--	57,816	18,529	--	76,345
Income tax refundable	7,838	(160)	(1)	--	7,677
Deferred income tax benefits	17,490	--	(961)	--	16,529
Prepaid expenses	134	3,797	3,099	--	7,030

Total Current Assets	152,724	133,780	68,168	--	354,672

Property, Plant & Equipment, Net	2,332	89,160	25,598	--	117,090
Goodwill	--	151,696	33,657	--	185,353
Intangibles, Net	--	67,224	47,706	--	114,930
Debt Issuance Costs, Net	6,301	--	--	--	6,301
Other Assets	4,015	18,723	(454)	--	22,284
Amounts Due To/From
Subsidiaries	79,494	17,488	--	(96,982)	--
Investment in Subsidiaries	462,423	--	83	(462,506)	--

Total Assets	$707,289	$478,071	$174,758	$(559,488)	$800,630


Condensed Consolidating Balance Sheet as of October 31, 2003
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$ 138	$ 14,315	$ 8,820	$ --	$ 23,273
Accrued liabilities	22,168	38,913	13,910	--	74,991
Credit facilities	--	--	2,312	--	2,312
Current maturities of
long-term debt	30,000	75	398	--	30,473
Federal and foreign
income taxes	--	17	1,167	--	1,184

Total Current Liabilities	52,306	53,320	26,607	--	132,233

Long-Term Debt, Net	244,765	59	1,968	--	246,792
Deferred Income Taxes	27,325	--	--	--	27,325
Net Liabilities of
Discontinued Operations	--	2,719	(2,311)	--	408
Amounts Due To (From)
Subsidiaries	(10,979)	--	119,504	(108,525)	--
Shareholders' Equity	393,872	421,973	28,990	(450,963)	393,872

Total Liabilities and
Shareholders' Equity	$707,289	$478,071	$174,758	$(559,488)	$800,630


Condensed Consolidating Statement of Operations for the fiscal year ended October 31, 2003
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$ --	$439,373	$124,638	$ (1,557)	$562,454
Cost of Sales	--	300,807	84,575	(1,557)	383,825

	--	138,566	40,063	--	178,629

Expenses
Selling, general
and administrative	--	82,247	25,550	--	107,797
Research, development
and engineering	--	9,306	10,218	--	19,524

Total Expenses	--	91,553	35,768	--	127,321

Operating Earnings from
Continuing Operations	--	47,013	4,295	--	51,308

Loss on sale of business	--	--	66	--	66
Gain on derivative
financial instruments	(2,676)	--	--	--	(2,676)
Interest income	(5,492)	(2,511)	(370)	7,505	(868)
Interest expense	11,624	2,530	5,346	(7,505)	11,995
Other expense (income)	(116)	96	20	--	--

Other Expense, Net	3,340	115	5,062	--	8,517

Income (Loss) from Continuing
Operations Before Taxes	(3,340)	46,898	(767)	--	42,791
Income Tax Expense (Benefit)	(868)	14,164	(246)	--	13,050

Income (Loss) From
Continuing Operations	(2,472)	32,734	(521)	--	29,741

Loss From Discontinued
Operations, Net of Tax	--	(5,808)	--	--	(5,808)
Equity in Net Income of
Consolidated Subsidiaries	26,405	--	--	(26,405)	--

Net Income (Loss)	$23,933	$ 26,926	$ (521)	$(26,405)	$ 23,933


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$ 23,933	$ 26,926	$ (521)	$(26,405)	$ 23,933
Depreciation & amortization	--	22,230	3,985	--	26,215
Deferred income tax (benefit)	13,525	(4,221)	(595)	--	8,709
Loss on disposal and holding
period loss on discontinued
operations	--	9,282	--	--	9,282
Loss on sale of product line	--	--	66	--	66
Working capital changes, net of
effect of acquisitions
Accounts receivable	154	(10,824)	1,154	--	(9,516)
Inventories	--	2,078	4,244	--	6,322
Prepaid expenses	(97)	(8)	222	--	117
Accounts payable	115	503	(5,014)	--	(4,396)
Accrued liabilities	7,905	1,155	(4,134)	--	4,926
Federal & foreign income taxes	(7,451)	6,639	(111)	--	(923)
Other, net	(1,754)	(2,397)	4,348	--	197

	36,330	51,363	3,644	(26,405)	64,932

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(2,235)	(12,334)	(2,561)	--	(17,130)
Proceeds from sale of business	--	3,850	5,630	--	9,480
Escrow deposit	(1,036)	--	--	--	(1,036)
Capital dispositions	38	581	147	--	766
Purchase of short-term
investments	(12,797)	--	--	--	(12,797)
Acquisitions of businesses, net	--	(32,767)	(78,968)	--	(111,735)

	(16,030)	(40,670)	(75,752)	--	(132,452)


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	3,280	--	--	--	3,280
Net change in credit facilities	--	--	2,279	--	2,279
Repayment of long-term debt	(235)	(76)	(421)	--	(732)
Debt and other issuance costs	(7,735)	--	--	--	(7,735)
Proceeds from note issuance	175,000	--	--	--	175,000
Investment in subsidiaries	(87,295)	(9,113)	70,003	26,405	--

	83,015	(9,189)	71,861	26,405	172,092

Effect of foreign exchange
rates on cash	(83)	41	4,322	--	4,280

Net increase in cash
and cash equivalents	103,232	1,545	4,075	--	108,852
Cash and cash equivalents
- beginning of year	6,602	1,485	14,424	--	22,511

Cash and cash equivalents
- end of year	$109,834	$ 3,030	$18,499	$ --	$ 131,363


Condensed Consolidating Balance Sheet as of October 25, 2002
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Assets

Current Assets
Cash and cash equivalents	$ 6,602	$ 1,485	$14,424	$ --	$ 22,511
Cash in escrow	3,500	--	--	--	3,500
Accounts receivable, net	249	54,707	24,518	--	79,474
Inventories	--	55,536	15,769	--	71,305
Income tax refundable	387	5,793	--	--	6,180
Deferred income tax benefits	25,076	--	(7)	--	25,069
Prepaid expenses	37	3,681	2,475	--	6,193

Total Current Assets	35,851	121,202	57,179	--	214,232

Property, Plant & Equipment, Net	489	84,251	16,254	--	100,994
Net Assets of Discontinued
Operations	--	7,336	6,240	--	13,576
Goodwill	--	143,641	14,365	--	158,006
Intangibles, Net	--	61,124	373	--	61,497
Other Assets	1,495	21,703	(548)	--	22,650
Amounts Due To/From
Subsidiaries	36,799	--	--	(36,799)	--
Investment in Subsidiaries	415,479	--	70	(415,549)	--

Total Assets	$490,113	$439,257	$93,933	$(452,348)	$570,955


Condensed Consolidating Balance Sheet as of October 25, 2002
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$ 23	$ 17,310	$10,685	$ --	$ 28,018
Accrued liabilities	14,263	36,362	13,401	--	64,026
Credit facilities	--	--	424	--	424
Current maturities of
long-term debt	--	76	359	--	435
Federal and foreign
income taxes	--	--	92	--	92

Total Current Liabilities	14,286	53,748	24,961	--	92,995

Long-Term Debt, Net	100,000	134	1,999	--	102,133
Deferred Income Taxes	21,386	--	--	--	21,386
Amounts Due To/From
Subsidiaries	--	19,448	34,655	(54,103)	--
Shareholders' Equity	354,441	365,927	32,318	(398,245)	354,441

Total Liabilities and
Shareholders' Equity	$490,113	$439,257	$93,933	$(452,348)	$570,955


Condensed Consolidating Statement of Operations for the fiscal year ended October 25, 2002
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$ --	$345,689	$90,400	$(1,280)	$434,809
Cost of Sales	--	238,524	55,992	(1,280)	293,236

	--	107,165	34,408	--	141,573

Expenses
Selling, general
and administrative	--	60,910	18,176	--	79,086
Research, development
and engineering	--	7,472	7,961	--	15,433

Total Expenses	--	68,382	26,137	--	94,519

Operating Earnings From
Continuing Operations	--	38,783	8,271	--	47,054

Loss on derivative
financial instruments	1	--	--	--	1
Interest income	(2,449)	166	(315)	784	(1,814)
Interest expense	6,841	(157)	1,222	(784)	7,122
Other expense (income)	--	479	(479)	--	--

Other Expense, Net	4,393	488	428	--	5,309

Income (Loss) From Continuing
Operations Before Taxes	(4,393)	38,295	7,843	--	41,745
Income Tax Expense (Benefit)	(1,838)	9,307	2,992	--	10,461

Income (Loss) From Continuing
Operations	(2,555)	28,988	4,851	--	31,284

Loss From Discontinued
Operations, Net of Tax	--	(24,624)	(415)	--	(25,039)
Cumulative Effect of a Change
in Accounting Principle,
Net of Tax	--	(7,574)	--	--	(7,574)
Equity in Net Income of
Consolidated Subsidiaries	1,226	--	--	(1,226)	--

Net Income (Loss)	$(1,329)	$ (3,210)	$ 4,436	$(1,226)	$ (1,329)


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$ (1,329)	$ (3,210)	$ 4,436	$(1,226)	$ (1,329)
Depreciation & amortization	--	15,152	2,411	--	17,563
Deferred income tax (benefit)	461	(1,190)	7	--	(722)
Loss on disposal and holding
period loss on discontinued
operations	--	22,718	--	--	22,718
Working capital changes, net of
effect of acquisitions
Accounts receivable	639	3,057	1,848	--	5,544
Inventories	--	(105)	3,041	--	2,936
Prepaid expenses	66	(1,683)	1,160	--	(457)
Accounts payable	(412)	4,020	1,441	--	5,049
Accrued liabilities	1,714	(350)	550	--	1,914
Federal & foreign income taxes	(1,662)	(7,514)	(1,021)	--	(10,197)
Other, net	314	16,279	(6,656)	--	9,937

	(209)	47,174	7,217	(1,226)	52,956

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(209)	(11,186)	(4,314)	--	(15,709)
Escrow deposit	(3,500)	--	--	--	(3,500)
Capital dispositions	24	140	395	--	559
Acquisitions of businesses, net	--	(118,995)	(5,654)	--	(124,649)

	(3,685)	(130,041)	(9,573)	--	(143,299)


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Net change in credit facilities	--	--	(1,960)	--	(1,960)
Repayment of long-term debt	(5,714)	(75)	(557)	--	(6,346)
Investment in subsidiaries	(91,314)	83,292	6,796	1,226	--

	(97,028)	83,217	4,279	1,226	(8,306)

Effect of foreign exchange
rates on cash	(68)	75	1,213	--	1,220

Net increase (decrease) in cash
and cash equivalents	(100,990)	425	3,136	--	(97,429)
Cash and cash equivalents
- beginning of year	107,592	1,060	11,288	--	119,940

Cash and cash equivalents
- end of year	$ 6,602	$ 1,485	$14,424	$ --	$ 22,511


Condensed Consolidating Statement of Operations for the fiscal year ended October 26, 2001
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$ --	$346,964	$84,569	$ (610)	$430,923
Cost of Sales	--	219,741	50,451	(610)	269,582

		127,223	34,118	--	161,341

Expenses
Selling, general
and administrative	--	62,598	18,505	--	81,103
Research, development
and engineering	--	7,560	6,672	--	14,232

Total Expenses	--	70,158	25,177	--	95,335

Operating Earnings From
Continuing Operations	--	57,065	8,941	--	66,006

Interest income	(3,904)	--	(169)	766	(3,307)
Interest expense	7,347	4	1,078	(766)	7,663
Other expense (income)	(5,417)	434	(434)	--	(5,417)

Other (Income) Expense, Net	(1,974)	438	475	--	(1,061)

Income From Continuing
Operations Before Taxes	1,974	56,627	8,466	--	67,067
Income Tax Expense	142	21,123	3,163	--	24,428

Income From Continuing
Operations	1,832	35,504	5,303	--	42,639

Loss From Discontinued
Operations	--	(9,222)	(558)	--	(9,780)
Cumulative Effect of a Change
in Accounting Principle,
Net of Tax	(403)	--	--	--	(403)
Equity in Net Income of
Consolidated Subsidiaries	31,027	--	--	(31,027)	--

Net Income (Loss)	$32,456	$ 26,282	$ 4,745	$(31,027)	$ 32,456


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2001
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings	$ 32,456	$ 26,282	$ 4,745	$(31,027)	$ 32,456
Depreciation & amortization	--	21,771	2,338	--	24,109
Deferred income taxes	2,352	--	--	--	2,352
Working capital changes, net of
effect of acquisitions
Accounts receivable	(462)	2,220	(43)	--	1,715
Inventories	--	(9,533)	(3,315)	--	(12,848)
Prepaid expenses	(55)	(352)	(894)	--	(1,301)
Accounts payable	273	(4,460)	1,111	--	(3,076)
Accrued liabilities	(1,012)	(6,601)	1,628	--	(5,985)
Federal & foreign income taxes	(3,436)	1	164	--	(3,271)
Other, net	(119)	(2,633)	(1,101)	--	(3,853)

	29,997	26,695	4,633	(31,027)	30,298

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(270)	(12,971)	(2,517)	--	(15,758)
Capital dispositions	(1)	513	(235)	--	277
Acquisitions of businesses, net	--	(6,885)	--	--	(6,885)

	(271)	(19,343)	(2,752)	--	(22,366)


Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2001
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Net proceeds provided by sale
of common stock	66,736	--	--	--	66,736
Net change in credit facilities	--	34	(609)	--	(575)
Repayment of long-term debt	(5,714)	(52)	(623)	--	(6,389)
Investment in subsidiaries	(26,958)	(7,445)	3,376	31,027	--

	34,064	(7,463)	2,144	31,027	59,772

Effect of foreign exchange
rates on cash	88	379	881	--	1,348

Net increase in cash
and cash equivalents	63,878	268	4,906	--	69,052
Cash and cash equivalents
- beginning of year	43,714	792	6,382	--	50,888

Cash and cash equivalents
- end of year	$107,592	$ 1,060	$11,288	$ --	$119,940


Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation and subsidiaries as of October 31, 2003 and October 25, 2002 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three fiscal years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation and subsidiaries at October 31, 2003 and October 25, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective October 27, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Seattle, Washington
December 3, 2003
