Form 10-K, Exhibit 13
period 2004-10-29
ESTERLINE TECHNOLOGIES CORP
filed 2005-01-06
CIK 33619

Exhibit 13

Financial Highlights

In Thousands, Except Per Share Amounts

For Fiscal Years	2004	2003

Operating Results
Net sales	$628,169	$562,454
Segment earnings	72,624	68,187
Income from continuing operations	33,374	29,741
Income (loss) from discontinued operations, net of tax	9,181	(5,808)
Net earnings	42,555	23,933

Earnings (loss) per share – diluted:
Continuing operations	1.55	1.41
Discontinued operations	.43	(.28)
Earnings per share	1.98	1.13

Weighted average shares outstanding – diluted	21,539	21,105

Financial Position
Total assets	$932,833	$800,630
Property, plant and equipment, net	145,135	117,090
Long-term debt, net	249,056	246,792
Shareholders' equity	458,513	393,872

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations

OVERVIEW

We view and operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. The Avionics & Controls segment designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles, secure communications systems, specialized medical equipment, and other industrial applications. The Sensors & Systems segment produces high-precision temperature and pressure sensors, fluid control components, micro-motors, motion control sensors, and other related systems, principally for aerospace and defense customers. The Advanced Materials segment develops and manufactures high-performance elastomer products used in a wide range of commercial aerospace and military applications and combustible ordnance components and electronic warfare countermeasure devices for military customers. Sales in all segments include domestic, international, defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products in three key technology segments: avionics and controls, sensors and systems and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and establishing strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering. In fiscal 2004, we completed two important acquisitions. We acquired all of the outstanding capital stock of Leach Holding Corporation (Leach), a $119 million (sales) manufacturer of electrical power switching, control and data communication devices for the aerospace industry, for approximately $145.0 million in cash before acquisition costs and an adjustment for the change in working capital from December 31, 2003 to closing. In addition, we acquired all of the outstanding capital stock of AVISTA, Incorporated (AVISTA), a $10 million (sales) Wisconsin-based developer of embedded avionics software, for approximately $6.5 million.

We sell our commercial aerospace products as original equipment to aircraft manufacturers and sell replacement parts and spares to aftermarket repair and service providers. The attacks of September 11, 2001 and the ongoing concerns of global terrorism have impacted the profitability of the commercial aerospace industry and continue to impact our near-term outlook for original equipment manufacturer (OEM) sales and aftermarket business from aircraft operators. We believe, however, that improved security and safety measures over time will restore passenger confidence. Recently, certain airline operating measures, such as available seat miles, revenue passenger miles and active fleet have shown improvement. We believe our commercial and regional aircraft business will benefit from increased passenger traffic in the future. In addition, we believe the long-term demand for business jets will support a recovery in this market.

On July 25, 2002, our Board of Directors adopted a formal plan for the sale of the assets and operations of our Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. In fiscal 2002, we recorded an after-tax loss from discontinued operations of $25.0 million. An additional charge of $5.8 million, net of a $3.5 million tax benefit, was recorded in fiscal 2003 for losses in our discontinued operations. This additional charge was precipitated by prolonged weakness in electronics, telecommunications and heavy equipment markets, which led to higher operating losses and longer than expected holding periods for the discontinued operations. On July 23, 2003, we sold the assets of our Excellon Automation subsidiary. On August 31, 2004, we sold the stock of W. A. Whitney Co. for $10.0 million in cash. Upon the final disposition of our discontinued operations, we recorded an $8.0 million gain, net of $4.5 million in tax, including the reversal of estimated reserves, which were recognizable upon the sale of the business.

Results of Continuing Operations

Fiscal 2004 Compared with Fiscal 2003

Sales for fiscal 2004 increased 11.7% over the prior year. Sales by segment were as follows:

Dollars In Thousands

	Increase (Decrease)
	From Prior Year	2004	2003

Avionics & Controls	5.7%	$209,498	$198,249
Sensors & Systems	32.5%	194,803	146,976
Advanced Materials	3.1%	223,344	216,655
Other	(8.7)%	524	574

Total		$628,169	$562,454

The 5.7% increase in Avionics & Controls principally reflected $16.8 million in incremental sales from the Leach medical unit and AVISTA acquisitions, increased sales of technology interface systems for land-based military vehicles, higher sales of cockpit grips and controls, and increased sales volumes of aftermarket cockpit switches. These increases were partially offset by lower sales volumes of specialized medical equipment and, specifically, defense related cockpit switch sales which last year benefited from a defense retrofit program.

The 32.5% increase in Sensors & Systems principally reflected $63.8 million in incremental sales from the Leach and Weston Group acquisitions, and was partially offset by a reduction in distribution sales to the British Ministry of Defence (British MoD) and the sale of two small product lines in the second quarter of fiscal 2003 and fourth quarter of fiscal 2004, respectively. The increase also reflected a stronger euro relative to the U.S. dollar, as the average exchange rate from the euro to the U.S. dollar increased from 1.09 in fiscal 2003 to 1.22 in fiscal 2004.

The 3.1% increase in Advanced Materials reflected higher sales of flare countermeasure devices and elastomer sales to aerospace and industrial commercial customers and was partially offset by lower sales of combustible ordnance due to reduced U.S. Army requirements. Additionally, certain elastomer material sales declined due to lower requirements from defense customers.

Sales to foreign customers, including export sales by domestic operations, totaled $244.6 million and $184.5 million, and accounted for 38.9% and 32.8% of our sales for fiscal 2004 and 2003, respectively.

Overall, gross margin as a percentage of sales was 32.1% and 31.8% for fiscal 2004 and 2003, respectively. Avionics & Controls segment gross margin was 33.7% for both fiscal 2004 and 2003, reflecting lower sales volumes and margins on specialized medical equipment and cockpit switches, offset by a higher mix of aftermarket product sales, incremental gross margin from the AVISTA acquisition and strong fourth quarter performance at our Mason Electric (Mason) operation. In the third quarter of fiscal 2004, Mason and Janco Corporation moved from their separate facilities to one new facility. This move required more time and expense to execute than originally anticipated, resulting in higher than expected moving expenses, operating inefficiencies and delayed shipments. By the fourth quarter, the combined operation had substantially reduced delinquent shipments and operating inefficiencies which had resulted from the move. Sensors & Systems segment gross margin was 36.6% and 34.0% for fiscal 2004 and 2003, respectively. The increase in Sensors & Systems gross margin from fiscal 2003 was largely due to the Weston Group acquisition and its higher margin product mix. Gross margin was also impacted by a weaker U.S. dollar compared to the euro on U.S. dollar-denominated sales and euro-based cost of sales. Advanced Materials segment gross margin was 26.1% and 28.3% for fiscal 2004 and 2003, respectively. The decrease in Advanced Materials gross margin from fiscal 2003 reflected an unfavorable sales mix of lower margin countermeasure devices and certain operational inefficiencies from integrating acquired businesses, which resulted in higher labor costs at our elastomer operations.

Selling, general and administrative expenses (which include corporate expenses) increased to $117.7 million in fiscal 2004 compared with $107.8 million in the prior year. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Leach, Weston Group and AVISTA acquisitions partially offset by expense reductions at Sensors & Systems and our Advanced Materials elastomer operations. As a percentage of sales, selling, general and administrative expenses were 18.7% and 19.2% in fiscal 2004 and 2003, respectively.

Research, development and related engineering spending increased to $27.7 million, or 4.4% of sales, in fiscal 2004 compared with $19.5 million, or 3.5% of sales, in the prior year. This is consistent with our philosophy of continually investing in new products and capabilities regardless of the business cycle. Additionally, the increase in research, development and related engineering expense reflects the requirement to fund development for new programs for our OEM customers.

Segment earnings (which exclude corporate expenses) increased 6.5% during fiscal 2004 to $72.6 million compared to $68.2 million in the prior year. Avionics & Controls segment earnings increased 11% during fiscal 2004 to $33.1 million. This increase in Avionics & Controls reflected incremental earnings from the AVISTA acquisition, higher sales of controls and grips, and technology interface systems for land-based military vehicles. Avionics & Controls earnings were impacted by the shipment of acquired inventories of the Leach medical unit, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Sensors & Systems segment earnings increased 5.3% to $10.6 million. This increase in Sensors & Systems was primarily due to incremental earnings from the Weston Group acquisition and the impact of the shipment in fiscal 2003 of acquired inventories of the Weston Group, which were valued at fair market value at acquisition. Sensors & Systems earnings also reflected $4.5 million in severance and early retirement expense, including legal expenses covering 55 employees in engineering, production, quality, research and development and administration functions. Sensors & Systems earnings reflected a decline in temperature and pressure sensors sales and sales to the British MoD for which we act as a distributor, as well as higher selling and engineering development expenses for motion control products. Furthermore, Sensors & Systems earnings were impacted by the shipment of acquired inventories of the Leach acquisition, which were valued at fair market value at acquisition, as well as the effect of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses. Advanced Materials segment earnings increased 1.3% to $29.5 million. This 1.3% increase in Advanced Materials reflected mixed results. Combustible ordnance and countermeasure operations were impacted by lower sales volumes of higher margin combustible ordnance and increased maintenance expenses at our flare countermeasure operation. Additionally, our elastomer material operations were impacted by acquisition integration expenses, production inefficiencies and higher workers’ compensation expenses, while earnings from our specialized metal finishing unit were favorably impacted by the elimination of redundant facilities, improved cost control and increased sales prices.

During the fourth quarter of fiscal 2004, we sold a product line in our Sensors & Systems segment and recorded a gain of $3.4 million. During the third quarter of fiscal 2003, we recorded a foreign currency gain of approximately $2.7 million upon the settlement of foreign currency forward contracts related to the completion of the Weston acquisition. These gains are reflected in Other Expense, Net.

Interest income increased to $2.0 million during fiscal 2004 compared with $0.9 million in the prior year, reflecting interest earned on a U.S. income tax refund. Interest expense increased to $17.3 million during fiscal 2004 compared with $12.0 million in the prior year, due to the full year effect of the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.

The effective income tax rate for continuing operations for fiscal 2004 was 25.3% compared with 30.5% in fiscal 2003. On February 4, 2004, we received a Notice of Proposed Adjustment (NOPA) from the Internal Revenue Service covering the audit of research and development tax credits for fiscal years 1997 through 1999. As a result of the NOPA and the expectation of a similar result for fiscal years 2000 through 2003, we revised our estimated liability for income taxes during the first quarter of fiscal 2004. The revision resulted in a $1.9 million reduction of previously estimated tax liabilities. The effective tax rate differed from the statutory rate in fiscal 2004 and 2003, as both years benefited from various tax credits. The current year’s results benefited from the 18-month extension by the U.S. Congress of the Research and Experimentation Credit from June 30, 2004 to December 31, 2005. We expect this extension to benefit us in fiscal 2005 as well. In addition, the U.S. Congress passed a bill that phases out certain export incentives beginning in fiscal 2005, which will slightly increase our effective tax rate. We expect this increase to be more than offset beginning in fiscal 2006 by the phase-in of tax incentives for domestic manufacturing. While one of the provisions of this tax bill allows for the repatriation of undistributed earnings of foreign subsidiaries at potentially favorable rates, our accumulated earnings of foreign subsidiaries are considered indefinitely reinvested.

Income from continuing operations was $33.4 million, or $1.55 per share on a diluted basis, compared with $29.7 million, or $1.41 per share, in the prior year. Net earnings were $42.6 million, or $1.98 per share on a diluted basis in fiscal 2004, compared with net earnings of $23.9 million, or $1.13 per share, in the prior year. Net earnings in fiscal 2004 included net income of $9.2 million, or $.43 per share, from discontinued operations. Net earnings in fiscal 2003 included a loss of $5.8 million, or ($.28) per diluted share, from discontinued operations.

New orders for fiscal 2004 were $760.4 million compared with $581.6 million for fiscal 2003. Avionics & Controls orders for fiscal 2004 increased 34.8% from the prior year period and reflected the acquisition of the Leach medical unit and AVISTA and a $7.3 million cockpit panel retrofit order. Sensors & Systems orders for fiscal 2004 increased 83.9% from the prior year period and reflected the acquisitions of Leach and Weston. Advanced Materials orders for fiscal 2004 decreased 6.2% from the prior year period and reflected lower program requirements for combustible ordnance. Backlog at the end of fiscal 2004 was $433.1 million compared with $300.9 million at the end of the prior year. The increase in backlog principally reflects the Leach acquisition. Approximately $70.6 million is scheduled to be delivered after fiscal 2005. Backlog is subject to cancellation until delivery.

Fiscal 2003 Compared with Fiscal 2002

Sales for fiscal 2003 increased 29.4% over the prior year. Sales by segment were as follows:

Dollars In Thousands

	Increase (Decrease)
	From Prior Year	2003	2002

Avionics & Controls	15.5%	$198,249	$171,709
Sensors & Systems	40.1%	146,976	104,942
Advanced Materials	37.7%	216,655	157,384
Other	(25.8)%	574	774

Total		$562,454	$434,809

The 15.5% increase in Avionics & Controls principally reflected improved sales volumes of specialized medical equipment, technology interface systems for land-based military vehicles and cockpit switches for a defense retrofit program. Shipments under the retrofit program were substantially completed in November 2003. The increase also reflected sales of $10.6 million from the acquisition of Janco Corporation (Janco) and a small product line in the third and fourth quarters of fiscal 2002, respectively. Airline spares sales were comparable to fiscal 2002, but were lower than historical levels.

The 40.1% increase in Sensors & Systems principally reflected $25.5 million in incremental sales from the Weston Group and BVR Aero Precision Corporation (BVR) acquisitions in the third and first quarters of fiscal 2003, respectively. The increase also reflected a stronger euro relative to the U.S. dollar, as the average exchange rate from the euro to the U.S. dollar increased from 0.92 in fiscal 2002 to 1.09 in fiscal 2003. Sales were also bolstered by increased sales volumes of a product line for which we act as a distributor to the British MoD. These shipments to the British MoD were completed in May 2003. The increase in Sensors & Systems sales was partially offset by lower aftermarket spares sales.

The 37.7% increase in Advanced Materials reflected incremental sales totaling $55.6 million from the acquisition of Burke Industries’ Engineered Polymers Group (Polymers Group) in the third quarter of fiscal 2002 and the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America (Countermeasures) in the fourth quarter of fiscal 2002. Sales were also enhanced by increased sales of combustible ordnance components. These sales increases were partially offset by lower sales of elastomer material to commercial aerospace and industrial/commercial customers, principally reflecting the downturn in both markets as well as the suspension of NASA’s shuttle flights.

Sales to foreign customers, including export sales by domestic operations, totaled $184.5 million and $140.1 million, and accounted for 32.8% and 32.2% of our sales for fiscal 2003 and 2002, respectively.

Overall, gross margin as a percentage of sales was 31.8% and 32.6% for fiscal 2003 and 2002, respectively. Avionics & Controls segment gross margin was 33.7% and 32.7% for fiscal 2003 and 2002, respectively. The increase in Avionics & Controls gross margin from fiscal 2002 was due to solid sales to military OEMs, higher sales of input devices to medical and defense customers and improved cost control. Sensors & Systems segment gross margin was 34.0% and 38.7% for fiscal 2003 and 2002, respectively. The decrease in Sensors & Systems gross margin from fiscal 2002 was largely due to the effect of a weaker U.S. dollar compared to the euro on U.S. dollar-denominated sales and euro-based cost of sales and the increased sales of a product line for which we acted as a distributor and realized lower margins. In addition, Sensors & Systems gross margin was impacted by the shipment of acquired inventories of the Weston Group, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Advanced Materials segment gross margin was 28.3% and 27.8% for fiscal 2003 and 2002, respectively. The increase in Advanced Materials gross margin reflected higher sales volumes as well as improved product mix, and was partially offset by decreased recovery of fixed costs at our specialized metal finishing unit.

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

Segment earnings (which exclude corporate expenses) increased 15.0% during fiscal 2003 to $68.2 million compared to $59.3 million in the prior year. Avionics & Controls segment earnings increased 12.4% during fiscal 2003 to $29.8 million. This increase reflected earnings from increased sales of specialized medical equipment, technology interface systems for land-based military vehicles, and cockpit switches to military OEMs, and was partially offset by higher selling, general and administrative expenses. Sensors & Systems segment earnings decreased 18.3% during fiscal 2003 to $10.1 million. This decrease in Sensors & Systems was primarily due to the effect of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses, integration expenses and the impact of the shipment of acquired inventories of the Weston Group, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Advanced Materials segment earnings increased 33.1% during fiscal 2003 to $29.1 million. This increase was principally from acquisitions and was partially offset by a three-week shutdown of a countermeasure facility in the second quarter of fiscal 2003. In addition, Advanced Materials earnings were impacted by lower sales of elastomer products to aerospace and industrial commercial customers, integration expenses and operating losses at our specialized metal finishing unit.

On June 11, 2003, we acquired a group of companies referred to as the Weston Group for U.K. £55.0 million in cash (approximately $94.6 million based on the closing exchange rate and including acquisition costs). We hedged the U.K. £55.0 million cash price using foreign currency forward contracts and recorded a foreign currency gain of approximately $2.7 million at closing of the acquisition and settlement of foreign currency forward contracts.

Interest income decreased to $0.9 million during fiscal 2003 compared with $1.8 million in the prior year, reflecting the use of cash and cash equivalents for acquisitions and a decline in prevailing interest rates. Interest expense increased to $12.0 million during fiscal 2003 compared with $7.1 million in the prior year, due to the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.

The effective income tax rate for continuing operations for fiscal 2003 was 30.5% compared with 25.1% in fiscal 2002. The effective tax rate differed from the statutory rate in fiscal 2003 and 2002, as both years benefited from various tax credits. In addition, in fiscal 2002, we recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Additionally, the relative effect of export tax benefits and research and development tax credits was higher in fiscal 2002 due to the reduction in income from continuing operations before income taxes.

Income from continuing operations was $29.7 million, or $1.41 per share on a diluted basis, compared with $31.3 million, or $1.49 per share, in the prior year. Net earnings were $23.9 million, or $1.13 per share on a diluted basis in fiscal 2003, compared with a net loss of $1.3 million, or ($.06) per share, in the prior year. Net earnings in fiscal 2003 included a loss of $5.8 million, or ($.28) per diluted share, from discontinued operations. The net loss in fiscal 2002 included a loss from discontinued operations of $25.0 million, or ($1.19) per diluted share and a $7.6 million charge, or ($.36) per diluted share, for the cumulative effect of an accounting change as a result of the adoption of Financial Accounting Standards Board No. 142, “Goodwill and Other Intangible Assets” (Statement No. 142).

Orders received in fiscal 2003 increased 17.5% to $581.6 million from $495.0 million in the prior year. Backlog at the end of fiscal 2003 was $300.9 million compared with $281.7 million at the end of the prior year. Backlog increased sequentially from the fourth quarter of fiscal 2002 to the third quarter of fiscal 2003, principally reflecting the increase in combustible ordnance orders and the acquisition of the Weston Group on June 11, 2003. The acquisition of the Weston Group represented approximately $15.4 million of the increase in backlog from fiscal 2002. Avionics & Controls backlog declined sequentially from the end of the fourth quarter of fiscal 2002 to October 31, 2003, reflecting lower orders for cockpit switches, panels and displays.

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows
Cash and cash equivalents at the end of fiscal 2004 totaled $29.5 million, a decrease of $114.7 million from the prior year, including a $12.8 million decrease in short-term investments. Net working capital decreased to $170.5 million at the end of fiscal 2004 from $222.4 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses. Cash flows from operating activities were $62.3 million and $64.9 million in fiscal 2004 and 2003, respectively. The decrease principally reflected lower cash receipts from accounts receivable collections and increased payments for inventories, partially offset by higher net earnings, depreciation and amortization, a U.S. income tax refund, and the timing of making income tax payments. The decrease in cash flows used by investing activities primarily reflected the acquisition of Leach in the third fiscal quarter of 2004, partially offset by the proceeds from the sale of W. A. Whitney and a product line in the Sensors & Systems segment. The decrease in cash provided by financing activities principally reflected the issuance of $175.0 million of Senior Subordinated Notes in the prior year’s third fiscal quarter and the repayment of $30.0 million of the 1999 Senior Notes in fiscal 2004.

Capital Expenditures
Net property, plant and equipment was $145.1 million at the end of fiscal 2004 compared with $117.1 million at the end of the prior year. Capital expenditures for fiscal 2004 were $22.1 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $22.0 million for fiscal 2005. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Debt Financing
Total debt decreased $22.5 million from the prior year to $257.1 million at the end of fiscal 2004. Total debt outstanding at the end of fiscal 2004 consisted of $175.0 million under our Senior Subordinated Notes, $70.0 million under our 1999 Senior Notes and $12.1 million under our credit facility and various foreign currency debt agreements, including capital lease obligations. The Senior Subordinated Notes are due June 15, 2013 at an interest rate of 7.75%. In September 2003 we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The 1999 Senior Notes have maturities ranging from 5 to 10 years and interest rates from 6.00% to 6.77%; $30.0 million of the Senior Notes matured and was paid in November 2003. We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2005. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

Pension Obligations
Our pension plans, which principally include a U.S. pension plan maintained by Esterline and U.S. and non-U.S. plans maintained by Leach, are under-funded $24.0 million at October 29, 2004. This under-funding resulted from the acquisition of Leach and assumption of its under-funded pension plans. We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2004, operating cash flow included $0.5 million of cash funding to these pension plans. We expect pension funding requirements to be approximately $2.4 million to $2.8 million in fiscal 2005, which will be made to the Leach pension plans; the U.S. Esterline pension plan is not expected to require any contributions in 2005. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe an 8.5% assumed long-term rate of return on plan assets is appropriate. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our pension obligation in 2004 and 2003:

	2004	2003
Principal assumptions as of fiscal year end:
Discount Rate	6.0%	6.5%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%

We use a discount rate for expected returns that is based on a point-in-time estimate as of each fiscal year end measurement date. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $4.3 million or increased $4.5 million, respectively. We are not aware of any legislative or other initiatives or circumstances that will significantly impact our pension obligations in fiscal 2005.

Research and Development Expense
For the three years ended October 29, 2004, research and development expense has averaged 3.8% of sales. In fiscal 2004, we began bidding and winning new aerospace programs which will result in increased company-funded research and development. We estimate that research and development expense will range between 4.5% to 5% of sales in fiscal 2005.

Acquisitions
On August 27, 2004, we acquired all of the outstanding capital stock of Leach Holding Corporation (Leach), a $119 million (sales) manufacturer of electrical power switching, control, and data communication devices for the aerospace industry, for approximately $145.0 million in cash before acquisition costs and an adjustment for the change in working capital from December 31, 2003 to closing, pursuant to an Agreement and Plan of Merger dated as of July 8,

2004. Leach also manufactures medical diagnostic, therapeutic and patient monitoring devices, and analytical, optical and biosensor instruments for medical, laboratory and industrial applications. The acquisition expands our capabilities in providing solutions to our customers’ complex engineering requirements. The aerospace business is included in the Sensors & Systems segment and the medical business is included in the Avionics & Controls segment. We used existing cash and our credit facilities to finance the acquisition.

On December 1, 2003, we acquired all of the outstanding capital stock of AVISTA, a $10 million (sales) Wisconsin-based developer of embedded avionics software, for approximately $6.5 million. A contingent purchase price is payable to the seller in December 2004 and 2005 based upon the achievement of financial results as defined in the Stock Purchase Agreement. The December 2004 purchase price adjustment is approximately $3.3 million, which will be recorded in the first quarter of fiscal 2005 as additional consideration for the acquired assets. AVISTA provides a software engineering center to support our customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. AVISTA is included in our Avionics & Controls segment.

On June 11, 2003, we acquired the Weston Group from The Roxboro Group PLC for U.K. £55.0 million in cash (approximately $94.6 million based on the closing exchange rate and including acquisition costs). The acquisition was financed with a portion of the proceeds from the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In addition, the existing $50 million revolving line of credit was replaced with a $60 million revolving line of credit. In November 2003, $30.0 million of long-term Senior Notes, Series A, was paid according to terms from available cash and cash equivalents.

Equity Offering
On August 3, 2004, we filed a shelf registration statement on Form S-3 registering $300.0 million of equity and debt securities, which was declared effective on August 25, 2004. The shelf registration statement enables us to issue equity and debt securities in response to market conditions. On November 24, 2004 we completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of approximately $109 million, of which $5.0 million was used to pay off existing credit facilities. The funds provide additional financial resources for acquisitions and general corporate purposes.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of fiscal year end.

In Thousands

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-term debt	$250,087	$2,800	$31,265	$40,875	$175,147
Credit facilities	6,977	6,977	—	—	—
Operating lease obligations	53,995	8,945	16,063	11,581	17,406
Purchase obligations
Not recorded on balance sheet	70,187	63,118	6,360	709	—
Pension [1]	2,400	2,400	—	—	—
Recorded on balance sheet	134,905	134,905	—	—	—

Total contractual obligations	$518,551	$219,145	$53,688	$53,165	$192,553

[1]	Our pension plan funding policy is consistent with the minimum funding requirements of ERISA. This table reflects the amount of our expected pension funding under our U.S. plans in fiscal 2005.

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

Disclosures About Market Risk

Interest Rate Risks
Our debt obligations are principally at a fixed rate and, accordingly, we are not subject to interest rate risk on these obligations. However, we are subject to interest rate risk on $75.0 million of our Senior Subordinated Notes due in 2013. We hold an interest rate swap agreement, which exchanged the fixed interest rate for a variable rate on $75.0 million of the $175.0 million principal amount outstanding under our Senior Subordinated Notes due in 2013. The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities. For our interest rate swap, the table presents notional amounts and, as applicable, the interest rate by contractual maturity date.

Dollars In Thousands

	Long-term Debt – Fixed Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate [1]	Average Receive Rate
2005	$1,031	7.4%	$—	*	7.75%
2006	30,763	6.4%	—	*	7.75%
2007	502	7.0%	—	*	7.75%
2008	438	7.0%	—	*	7.75%
2009	40,437	6.8%	—	*	7.75%
Thereafter	175,147	7.75%	75,000	*	7.75%

Total	$248,318		$75,000

Fair Value at
10/29/2004	$271,069		$1,769

[1]	The average pay rate is LIBOR plus 2.56%.

Currency Risks
To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Although we own significant operations in France, Germany and the United Kingdom, historically we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. In fiscal 2004, the foreign exchange rate for the euro increased 10.5% relative to the U.S. dollar.

The following tables provide information about our derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the table presents the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates. The table does not include firmly committed transactions that have not been hedged.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency

Principal Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)

In Thousands

Fiscal Years	Euro Firmly Committed Sales Contracts United States Dollar	U.K. Pound Firmly Committed Sales Contracts United States Dollar
2005	$18,199	$10,816
2006	5,205	101
2007	5,452	149
2008	3	—
2009	2	—

Total	$28,861	$11,066

Derivative Contracts
Operations with Foreign Functional Currency

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) 1

Dollars In Thousands

Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2005	$13,340	1.204
2006	1,700	1.218

Total	$15,040

Fair Value at 10/29/2004	$855

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2005	$10,575	1.782
2006	900	1.754

Total	$11,475

Fair Value at 10/29/2004	$241

[1]	The Company has no derivative contracts after fiscal 2006.

Critical Accounting Policies
Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for goodwill and intangible assets in business combinations, impairment of goodwill and intangible assets, accounting for legal contingencies, and accounting for income taxes.

Revenue Recognition

We recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. We recognize product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market as required under Accounting Research Bulletin No. 43 (ARB No. 43). The application of ARB No. 43 requires judgment in estimating the valuation of inventories. Such valuations require judgment in estimating future demand, selling prices and cost of disposal.

Goodwill and Intangible Assets in Business Combinations

We account for business combinations, goodwill and intangible assets in accordance with Financial Accounting Standards No. 141, “Business Combinations” (Statement No. 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (Statement No. 142). Statement No. 141 specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

Impairment of Goodwill and Intangible Assets

Statement No. 142 requires goodwill and certain intangible assets to be no longer amortized, but instead be tested for impairment at least annually. We are also required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

Statement No. 142 outlines a two-step process for testing goodwill for impairment. The first step (Step One) of the goodwill impairment test involves estimating the fair value of a reporting unit. Statement No. 142 defines fair value (Fair Value) as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation sale.” A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. The Fair Value of a reporting unit is then compared to its carrying value, which is defined as the book basis of total assets less total liabilities. In the event a reporting unit’s carrying value exceeds its estimated Fair Value, evidence of potential impairment exists. In such a case, the second step (Step Two) of the impairment test is required, which involves allocating the Fair Value of the reporting unit to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds the estimated Fair Value of goodwill.

As we have grown through acquisitions, we have accumulated $247.8 million of goodwill and $22.5 million of indefinite-lived intangible assets out of total assets of $932.8 million at October 29, 2004. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reporting financial results for the period in which the charge is taken.

We performed our impairment review for fiscal 2004 as of August 1, 2004, and our Step One analysis indicates that no impairment of goodwill exists in any of the Company’s reporting units. All but one of the reporting units passes the Step One by what we believe to be a significant margin. The remaining reporting unit, which has goodwill totaling $63.2 million, passes Step One by a less significant margin. Our Step One test was based upon a market and discounted cash flow valuation method. If events or circumstances change and if goodwill in this reporting unit is determined to be impaired, an amount of up to $63.2 million could be written off to expense.

Impairment of Long-lived Assets

We account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (Statement No. 144). Statement No. 144 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. For business segments disposed of prior to the implementation of Statement No. 144 in fiscal 2003, namely the Automation segment, we accounted for discontinued operations in accordance with Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (APB No. 30). APB No. 30 requires that if a loss is expected, it should be recorded at the measurement date when management commits to a plan to dispose of a segment of a business. The loss from discontinuance is based upon estimates of net realizable value and estimated losses from the measurement date to the expected disposal date. Judgment is required to estimate the selling price, selling expenses and future losses of the segment.

Contingencies

We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. Financial Accounting Standards No. 5, “Accounting for Contingencies,” requires that an estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position and results of operations.

Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which is effective for public companies for interim or annual periods beginning after June 15, 2005. This statement will have a significant impact on our consolidated statements of operations, as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our consolidated net income within our footnotes as is our current practice. We intend to comply with the standard upon its effectiveness; however, we do not believe that the impact would be materially different from our pro forma disclosures as described in Note 1 to the Consolidated Financial Statements of Esterline Technologies Corporation appearing on page 33.

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2004	2003	2002	2001	2000

Operating Results [1]
Net sales	$628,169	$562,454	$434,809	$430,923	$372,551
Cost of sales	426,612	383,825	293,236	269,582	229,516
Selling, general
and administrative	117,689	107,797	79,086	81,103	81,968
Research, development
and engineering	27,715	19,524	15,433	14,232	12,431
Other income	(509)	—	—	—	—
Loss (gain) on sale
of product line	(3,434)	66	—	—	(2,591)
Insurance settlement	—	—	—	(4,631)	—
Loss (gain) on derivative
financial instruments	—	(2,676)	1	(786)	—
Interest income	(1,964)	(868)	(1,814)	(3,307)	(2,205)
Interest expense	17,339	11,995	7,122	7,663	8,124
Income from
continuing operations
before income taxes	44,721	42,791	41,745	67,067	45,308

Income tax expense	11,325	13,050	10,461	24,428	15,764
Income from
continuing operations	33,374	29,741	31,284	42,639	29,544
Income (loss) from
discontinued
operations, net of tax	9,181	(5,808)	(25,039)	(9,780)	3,043
Cumulative effect of a
change in
accounting principle	—	—	(7,574)	(403)	—
Net earnings (loss)	42,555	23,933	(1,329)	32,456	32,587

Earnings (loss) per
share – diluted:
Continuing
operations	$1.55	$1.41	$1.49	$2.13	$1.68
Discontinued
operations	.43	(.28)	(1.19)	(.49)	.17
Cumulative effect
of a change in
accounting principle	—	—	(.36)	(.02)	—
Earnings (loss) per
share – diluted	1.98	1.13	(.06)	1.62	1.85

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2004	2003	2002	2001	2000

Financial Structure
Total assets	$932,833	$800,630	$570,955	$559,808	$474,339
Long-term debt, net	249,056	246,792	102,133	102,125	108,172
Shareholders' equity	458,513	393,872	354,441	350,295	249,695

Weighted average shares
outstanding – diluted	21,539	21,105	21,021	20,014	17,654

[1]

Operating results for 2004 through 2000 and balance sheet items for 2003 through 2002 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.

For Fiscal Years	2004	2003	2002	2001	2000

Other Selected Data [2]
EBITDA from continuing
operations	$85,523	$75,401	$61,891	$83,562	$66,669
Capital expenditures	22,065	17,068	15,129	15,758	15,489
Interest expense	17,339	11,995	7,122	7,663	8,124

Depreciation and
amortization from
continuing operations	29,370	24,093	14,837	17,556	18,033

[2]

EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus depreciation and amortization (excluding amortization of debt issuance cost). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

In Thousands

For Fiscal Years	2004	2003	2002	2001	2000

Operating earnings
from continuing
operations	$56,153	$51,308	$47,054	$66,006	$48,636
Depreciation and
amortization from
continuing
operations	29,370	24,093	14,837	17,556	18,033

EBITDA from
continuing
operations	$85,523	$75,401	$61,891	$83,562	$66,669

Market Price of Esterline Common Stock

In Dollars

For Fiscal Years	2004		2003
	High	Low	High	Low
Quarter
First	$29.55	$21.71	$19.90	$15.58
Second	29.80	23.00	18.10	14.70
Third	31.70	22.52	19.35	15.80
Fourth	34.19	27.83	22.79	17.40

Principal Market – New York Stock Exchange

At the end of fiscal 2004, there were approximately 600 holders of record of our common stock.

No cash dividends were paid during fiscal 2004 and 2003. We currently intend to retain all future earnings for use to expand the business or retire debt. We are restricted from paying dividends under our current credit facility and do not anticipate paying any dividends in the foreseeable future.

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 29, 2004	2004	2003	2002

Net Sales	$628,169	$562,454	$434,809
Cost of Sales	426,612	383,825	293,236

	201,557	178,629	141,573
Expenses
Selling, general and administrative	117,689	107,797	79,086
Research, development
and engineering	27,715	19,524	15,433

Total Expenses	145,404	127,321	94,519

Operating Earnings From
Continuing Operations	56,153	51,308	47,054

Other income	(509)	—	—
Loss (gain) on sale of product line	(3,434)	66	—
Loss (gain) on derivative
financial instruments	—	(2,676)	1
Interest income	(1,964)	(868)	(1,814)
Interest expense	17,339	11,995	7,122

Other Expense, Net	11,432	8,517	5,309

Income From Continuing Operations
Before Income Taxes	44,721	42,791	41,745
Income Tax Expense	11,325	13,050	10,461

Income From Continuing Operations
Before Minority Interest	33,396	29,741	31,284

Minority Interest	(22)	—	—

Income From Continuing Operations	33,374	29,741	31,284

Income (Loss) From Discontinued Operations,
Net of Tax	9,181	(5,808)	(25,039)

Earnings Before Cumulative
Effect of a Change in Accounting Principle	42,555	23,933	6,245

Cumulative Effect of a Change in
Accounting Principle, Net of Tax	—	—	(7,574)

Net Earnings (Loss)	$42,555	$23,933	$(1,329)

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 29, 2004	2004	2003	2002

Earnings (Loss) Per Share – Basic:
Continuing operations	$1.57	$1.42	$1.51
Discontinued operations	.44	(.27)	(1.21)

Earnings per share before
cumulative effect of a change in
accounting principle	2.01	1.15	.30
Cumulative effect of a change
in accounting principle	—	—	(.37)

Earnings (Loss) Per Share – Basic	$2.01	$1.15	$(.07)

Earnings (Loss) Per Share – Diluted:
Continuing operations	$1.55	$1.41	$1.49
Discontinued operations	.43	(.28)	(1.19)

Earnings per share before
cumulative effect of a change in
accounting principle	1.98	1.13	.30
Cumulative effect of a change
in accounting principle	—	—	(.36)

Earnings (Loss) Per Share – Diluted	$1.98	$1.13	$(.06)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In Thousands, Except Share and Per Share Amounts

As of October 29, 2004 and October 31, 2003	2004	2003

Assets

Current Assets
Cash and cash equivalents	$29,479	$131,363
Cash in escrow	8,511	4,536
Short-term investments	—	12,797
Accounts receivable, net of allowances
of $3,687 and $2,669	132,206	98,395
Inventories	119,054	76,345
Income tax refundable	—	7,677
Deferred income tax benefits	20,984	16,529
Prepaid expenses	9,441	7,030
Other current assets	435	—

Total Current Assets	320,110	354,672

Property, Plant and Equipment
Land	17,341	15,589
Buildings	80,998	59,995
Machinery and equipment	177,098	151,297

	275,437	226,881
Accumulated depreciation	130,302	109,791

	145,135	117,090

Other Non-Current Assets
Goodwill	247,817	185,353
Intangibles, net	169,876	114,930
Debt issuance costs, net of accumulated
amortization of $928 and $244	5,818	6,301
Deferred income tax benefits	11,216	—
Other assets	32,861	22,284

Total Assets	$932,833	$800,630

See Notes to Consolidated Financial Statements.

As of October 29, 2004 and October 31, 2003	2004	2003

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$37,867	$23,273
Accrued liabilities	97,038	74,991
Credit facilities	6,977	2,312
Current maturities of long-term debt	1,031	30,473
Federal and foreign income taxes	6,678	1,184

Total Current Liabilities	149,591	132,233

Long-Term Liabilities
Long-term debt, net of current maturities	249,056	246,792
Deferred income taxes	43,443	27,325
Other liabilities	29,852	—

Commitments and Contingencies	—	—
Net Liabilities of Discontinued Operations	—	408

Minority Interest	2,378	—

Shareholders' Equity
Common stock, par value $.20 per share,
authorized 60,000,000 shares, issued and
outstanding 21,319,698 and 21,062,999 shares	4,264	4,213
Additional paid-in capital	120,553	116,761
Retained earnings	309,155	266,600
Accumulated other comprehensive income	24,541	6,298

Total Shareholders' Equity	458,513	393,872

Total Liabilities and Shareholders' Equity	$932,833	$800,630

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

In Thousands

For Each of the Three Fiscal Years in the Period Ended October 29, 2004	2004	2003	2002

Cash Flows Provided (Used)
by Operating Activities
Net earnings (loss)	$42,555	$23,933	$(1,329)
Minority interest	22	—	—
Depreciation and amortization	31,145	26,215	17,563
Deferred income tax (benefit)	3,582	8,709	(722)
Loss (gain) on disposal and holding period
loss on discontinued operations	(12,521)	9,282	22,718
Gain on sale of land	(892)	—	—
Loss (gain) on sale of product line	(3,434)	66	—
Working capital changes, net of
effect of acquisitions
Accounts receivable	(9,032)	(9,516)	5,544
Inventories	(9,095)	6,322	2,936
Prepaid expenses	(659)	117	(457)
Accounts payable	2,600	(4,396)	5,049
Accrued liabilities	10,240	4,926	1,914
Federal and foreign income taxes	8,951	(923)	(10,197)
Other liabilities	4,359	—	—
Other, net	(5,530)	197	9,937

	62,291	64,932	52,956

Cash Flows Provided (Used)
by Investing Activities
Purchases of capital assets	(22,126)	(17,130)	(15,709)
Proceeds from sale of discontinued operations	10,000	3,850	—
Proceeds from sale of product line	3,475	5,630	—
Proceeds from sale of land	1,654	—	—
Escrow deposit	(12,500)	(1,036)	(3,500)
Capital dispositions	778	766	559
Purchase of short-term investments	—	(12,797)	—
Sale of short-term investments	12,797	—	—
Acquisitions of businesses,
net of cash acquired	(138,811)	(111,735)	(124,649)

	(144,733)	(132,452)	(143,299)

For Each of the Three Fiscal Years in the Period Ended October 29, 2004	2004	2003	2002

Cash Flows Provided (Used)
by Financing Activities
Proceeds provided by stock issuance
under employee stock plans	3,843	3,280	—
Net change in credit facilities	4,122	2,279	(1,960)
Repayment of long-term debt, net	(29,429)	(732)	(6,346)
Debt and other issuance costs	(268)	(7,735)	—
Proceeds from note issuance	—	175,000	—

	(21,732)	172,092	(8,306)

Effect of foreign exchange rates on cash	2,290	4,280	1,220

Net increase (decrease) in
cash and cash equivalents	(101,884)	108,852	(97,429)
Cash and cash equivalents – beginning of year	131,363	22,511	119,940

Cash and cash equivalents – end of year	$29,479	$131,363	$22,511

Supplemental Cash Flow Information
Cash paid for interest	$17,394	$6,945	$7,247
Cash paid (refunded) for taxes	(1,909)	(558)	7,296

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders’
Equity and Comprehensive Income

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 29, 2004	2004	2003	2002

Common Stock, Par Value $.20 Per Share
Beginning of year	$4,213	$4,157	$4,143
Shares issued under stock option plans	51	56	14

End of year	4,264	4,213	4,157

Additional Paid-in Capital
Beginning of year	116,761	113,537	113,284
Shares issued under stock option plans	3,792	3,224	253

End of year	120,553	116,761	113,537

Retained Earnings
Beginning of year	266,600	242,667	243,996
Net earnings (loss)	42,555	23,933	(1,329)

End of year	309,155	266,600	242,667

Accumulated Other Comprehensive Gain (Loss)
Beginning of year	6,298	(5,920)	(11,128)
Change in fair value of derivative
financial instruments, net of tax	581	61	(67)
Adjustment for supplemental executive
pension liability, net of tax	(850)	—	—
Foreign currency translation adjustment	18,512	12,157	5,275

End of year	24,541	6,298	(5,920)

Total Shareholders' Equity	$458,513	$393,872	$354,441

Comprehensive Income
Net earnings (loss)	$42,555	$23,933	$(1,329)
Change in fair value of derivative
financial instruments, net of tax	581	61	(67)
Adjustment for supplemental executive
pension liability, net of tax	(850)	—	—
Foreign currency translation adjustment	18,512	12,157	5,275

Comprehensive Income	$60,798	$36,151	$3,879

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1:  Accounting Policies

Nature of Operations
Esterline Technologies Corporation (the Company) designs, manufactures and markets highly engineered products. The Company serves the aerospace and defense industry, primarily in the United States and Europe. The Company also serves the industrial/commercial and medical markets.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year’s presentation. The Company’s fiscal year ends on the last Friday of October.

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

Revenue Recognition
The Company recognizes revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. The Company recognizes product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Financial Instruments

Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and an interest rate swap agreement. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $271.1 million and $294.9 million, at fiscal year end 2004 and 2003, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company’s policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to fifteen months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 29, 2004. At October 29, 2004 and October 31, 2003, the notional value of foreign currency forward contracts was $26.5 million and $11.1 million, respectively. The fair value of these contracts at October 29, 2004 and October 31, 2003 was an asset of $1,096,000 and $173,000, respectively. The Company does not enter into any forward contracts for trading purposes.

Interest Rate Risk Management
Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement. In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The fair market value of the Company’s interest rate swap was a $1,769,000 asset and a $235,000 liability at October 29, 2004 and October 31, 2003, respectively. The fair market value was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders’ equity as a component of comprehensive income. Foreign currency transaction gains and losses are included in results of operations and have not been significant in amount in any of the three fiscal years in the period ended October 29, 2004.

Cash Equivalents and Cash in Escrow
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction.

Short-term Investments
Short-term investments consist of highly liquid investments with maturities of more than three months at the date of purchase. Short-term investments are classified as trading securities and, accordingly, are reported at fair value with unrealized gains and losses included in earnings.

Accounts Receivable
Accounts receivable are recorded at the net invoice price for sales billed to customers. Accounts receivable are considered past due when outstanding more than normal trade terms allow. An allowance for doubtful accounts is established when losses are expected to be incurred. Accounts receivable are written off to the allowance for doubtful accounts when the balance is considered to be uncollectible.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 3 to 30 years. Depreciation expense was $21,609,000, $17,510,000 and $13,106,000 for fiscal years 2004, 2003 and 2002, respectively.

Debt Issuance Costs
Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Long-lived Assets
The carrying amount of long-lived assets is reviewed periodically for impairment. An asset (other than goodwill and indefinite lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

Goodwill and Intangibles
Beginning in fiscal 2002 with the adoption of Statement No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually. When a reporting unit’s carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill. Prior to fiscal 2002, goodwill was amortized on a straight-line basis over the period of expected benefit which ranged from 10 to 40 years.

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from 2 to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Indefinite lived intangible assets (other than goodwill) are tested annually for impairment or more frequently on an interim basis if circumstances require. This test is comparable to the impairment test for goodwill described above.

Environmental
Environmental exposures are provided for at the time they are known to exist or are considered probable and reasonably estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company. Costs provided for future expenditures on environmental remediation are not discounted to present value.

Stock-based Compensation
The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Additional disclosures as required under Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement No. 132), are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.

As prescribed by Statement No. 123, including compensation cost for the Company’s stock option and employee stock purchase plans, pro forma disclosures for fiscal years 2004, 2003 and 2002 would have been:

In Thousands, Except Per Share Amounts

	2004	2003	2002

Net earnings (loss) as reported	$42,555	$23,933	$(1,329)
Pro forma net earnings (loss)	40,566	22,396	(2,896)

Basic earnings (loss) per share as reported	$2.01	$1.15	$(.07)
Pro forma basic earnings (loss) per share	1.91	1.07	(.14)

Diluted earnings (loss) per share as reported	$1.98	$1.13	$(.06)
Pro forma diluted earnings (loss) per share	1.88	1.06	(.14)

The weighted average Black-Scholes value of options granted during fiscal years 2004, 2003 and 2002 was $13.85, $11.96 and $11.26, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal years 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Volatility	53.1%	66.3%	65.6%
Risk-free interest rate	3.12 - 3.84%	2.88 - 3.94%	2.79 - 4.03%
Expected life (years)	5 - 8	5 - 8	5 - 8
Dividends	—	—	—

Product Warranties
Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 21,195,000, 20,900,000 and 20,751,000 for the fiscal years 2004, 2003 and 2002, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 21,539,000, 21,105,000 and 21,021,000 for the fiscal years 2004, 2003 and 2002, respectively.

Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which is effective for public companies for interim or annual periods beginning after June 15, 2005. This statement will have a significant impact on the Company’s consolidated statements of operations, as the Company will be required to expense the fair value of its stock option grants and stock purchases under its employee stock purchase plan rather than disclose the impact on the consolidated net income within the footnotes as is the Company’s current practice. Management intends to comply with the standard upon its effectiveness; however, management does not believe that the impact would be materially different from the above pro forma disclosures under “Stock-Based Compensation.”

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

NOTE 3:  Discontinued Operations

On July 25, 2002, the Board of Directors adopted a formal plan for the sale of the assets and operations of the Company’s Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. The Company recorded an after-tax loss from discontinued operations of $5.8 million and $25.0 million in fiscal 2003 and 2002, respectively. On July 23, 2003, the Company sold the assets of its Excellon Automation subsidiary. On August 31, 2004, the Company sold the stock of W. A. Whitney for $10.0 million in cash. Upon the final disposition of its discontinued operations, the Company recorded an $8.0 million gain, net of $4.5 million in tax, including the reversal of estimated reserves, which were recognizable upon the sale of the business.

Sales of the Automation segment were $16,892,000, $22,942,000 and $32,896,000 in fiscal years 2004, 2003 and 2002, respectively. The operating results of the discontinued segment for fiscal years 2004, 2003 and 2002 consist of the following:

In Thousands

	2004	2003	2002

Income (loss) before taxes	$1,824	$—	$(16,343)
Tax expense (benefit)	657	—	(6,071)

Net income (loss)	1,167	—	(10,272)
Gain (loss) on disposal,
including tax expense (benefit)
of $4,507, $(3,474) and $(7,951)	8,014	(5,808)	(14,767)

Income (loss) from discontinued operations	$9,181	$(5,808)	$(25,039)

NOTE 4:  Inventories

Inventories at the end of fiscal 2004 and 2003 consisted of the following:

In Thousands

	2004	2003

Raw materials and purchased parts	$58,736	$38,678
Work in process	43,326	26,855
Finished goods	16,992	10,812

	$119,054	$76,345

NOTE 5:  Goodwill

The following table summarizes the changes in goodwill by segment for fiscal 2004 and 2003:

In Thousands

	Avionics & Controls	Sensors & Systems	Advanced Materials	Total
Balance, October 25, 2002	$56,711	$18,376	$82,919	$158,006
Goodwill from acquisitions	—	24,698	—	24,698
Purchase price allocation adjustment	477	—	446	923
Foreign currency translation adjustment	420	1,306	—	1,726

Balance, October 31, 2003	$57,608	$44,380	$83,365	$185,353
Goodwill from acquisitions	20,505	38,997	100	59,602
Foreign currency translation adjustment	—	2,862	—	2,862

Balance, October 29, 2004	$78,113	$86,239	$83,465	$247,817

The $923,000 purchase price allocation adjustment in 2003 resulted from the finalization of the asset valuation and additional acquisition costs directly related to the purchase of Janco Corporation and the Electronic Warfare Passive Expendables Division of BAE SYSTEMS North America (BAE Systems) radar countermeasures chaff and infrared decoy flare operations.

NOTE 6:  Intangible Assets

Intangible assets at the end of fiscal 2004 and 2003 were as follows:

In Thousands

		2004		2003
	Weighted Average Years Useful Life	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Amortized Intangible Assets
Programs	18	$134,657	$12,698	$100,020	$5,803
Core technology	16	8,979	1,465	8,709	827
Patents and other	7	35,488	17,611	21,462	16,448

Total		$179,124	$31,774	$130,191	$23,078

Indefinite-lived Intangible Assets
Trademark		$22,526		$7,817

Amortization of intangible assets was $8,533,000, $6,248,000 and $1,522,000 in fiscal years 2004, 2003 and 2002, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands

Fiscal Year
2005	$10,501
2006	10,283
2007	10,096
2008	9,836
2009	9,090

NOTE 7:  Accrued Liabilities

Accrued liabilities at the end of fiscal 2004 and 2003 consisted of the following:

In Thousands

	2004	2003

Payroll and other compensation	$39,316	$30,091
Casualty and medical	11,940	9,348
Interest	6,338	7,667
Warranties	6,633	5,387
State and other tax accruals	9,001	6,623
Acquisition related payments	8,510	1,005
Other	15,300	14,870

	$97,038	$74,991

NOTE 8:  Other Liabilities

Other liabilities at the end of fiscal 2004 and 2003 consisted of the following:

In Thousands

	2004	2003

Pension obligation	$24,852	$—
Acquisition related payments	5,000	—

	$29,852	$—

NOTE 9:  Retirement Benefits

Pension benefits are provided for approximately 50% of all U.S. employees under the Esterline contributory pension plan or the Leach noncontributory defined benefit pension plan.

Under the Esterline plan, pension benefits are based on years of service and five-year average compensation or under a cash balance formula, with annual pay credits ranging from 2% to 6% of salary. Esterline amended its defined benefit plan to add the cash balance formula effective January 1, 2003. Participants elected either to continue earning benefits under the current plan formula or to earn benefits under the cash balance formula. Effective January 1, 2003, all new participants are enrolled in the cash balance formula. Esterline also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

Under the Leach noncontributory defined benefit pension plan, benefits are based on an employee’s years of service and the highest five consecutive years’ compensation during the last ten years of employment. Leach’s non-U.S. subsidiaries have retirement plans covering substantially all of its employees. Benefits become vested after ten years of employment and are due in full upon retirement, disability or death of the employee. Leach also has a supplemental retirement plan which provides supplemental pension benefits to key management in addition to amounts received under the Company’s existing retirement plan.

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company’s funding policy is consistent with the minimum funding requirements of ERISA. The Esterline plan will require no contributions in fiscal 2005. Effective December 2003, the Leach plan was frozen and employees no longer accrue benefits for future services. The accumulated benefit obligation and projected benefit obligation for the Leach plans are $40,406,000 and $40,520,000, respectively, with plan assets of $19,562,000 as of October 29, 2004. The accrued benefit liabilities for these Leach plans are $20,992,000 at October 29, 2004. Contributions to the Leach plans totaled $523,000 in fiscal 2004 and will be in the range of $2,400,000 to $2,800,000 in fiscal 2005.

	2004	2003
Principal assumptions as of fiscal year end:
Discount Rate	6.0%	6.5%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%

Plan assets are invested in a diversified portfolio of equity and debt securities, consisting primarily of common stocks, bonds and government securities. The objective of these investments is to maintain sufficient liquidity to fund current benefit payments and achieve targeted risk-adjusted returns. Management periodically reviews allocations of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type and, accordingly, believes an 8.5%

assumed long-term rate of return on plan assets is appropriate. Allocations by investment type are as follows:

		Actual
Plan assets allocation as of fiscal year end:	Target	2004	2003

Equity securities	65-75%	67.4%	69.9%
Debt securities	25-35%	32.6%	30.1%

Total		100.0%	100.0%

Net periodic pension cost for the Company’s defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands

	2004	2003	2002
Components of Net Periodic Cost
Service cost	$3,838	$3,524	$2,744
Interest cost	7,618	7,088	6,822
Expected return on plan assets	(9,766)	(8,416)	(9,819)
Amortization of transition asset	—	77	81
Amortization of prior service cost	19	18	68
Amortization of actuarial loss	468	1,596	122

Net periodic cost	$2,177	$3,887	$18

The funded status of the defined benefit pension plans at the end of fiscal 2004 and 2003 were as follows:

In Thousands

	2004	2003
Benefit Obligation
Beginning balance	$114,196	$107,337
Service cost	3,838	3,524
Interest cost	7,620	7,088
Actuarial loss	7,300	3,194
Acquisitions	40,542	—
Amendments	—	(487)
Benefits paid	(7,168)	(6,460)

Ending balance	$166,328	$114,196

Plan Assets – Fair Value
Beginning balance	$115,202	$102,107
Actual gain on plan assets	14,577	19,519
Acquisitions	19,141	—
Company contributions	559	36
Benefits paid	(7,168)	(6,460)

Ending balance	$142,311	$115,202

Reconciliation of Funded Status to Net Amount Recognized
Funded status – plan assets relative to benefit obligation	$(24,017)	$1,006
Unrecognized net actuarial loss	17,910	15,838
Unrecognized prior service costs (benefit)	(12)	6
Unrecognized net loss	(31)	—

Net amount recognized	$(6,150)	$16,850

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$17,647	$18,980
Accrued benefit liability	(25,277)	(2,130)
Intangible assets	141	—
Accumulated other comprehensive income	1,339	—

Net amount recognized	$(6,150)	$16,850

The accumulated benefit obligation for all pension plans was $159,689,514 at October 29, 2004 and $105,795,633 at October 31, 2003.

Estimated future benefit payments expected to be paid from the plan or from our assets are as follows:

In Thousands

2005	$9,840
2006	10,588
2007	11,037
2008	11,616
2009	12,046
2010-2014	65,590

Employees may participate in certain defined contribution plans. The Company’s contribution expense under these plans totaled $5,796,000, $4,790,000 and $3,227,000 in fiscal 2004, 2003 and 2002, respectively.

NOTE 10:  Income Taxes

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands

	2004	2003	2002
Current
U.S. Federal	$9,250	$11,181	$7,851
State	1,000	600	(123)
Foreign	284	2,230	3,423

	10,534	14,011	11,151
Deferred
U.S. Federal	4,010	(1,939)	(386)
State	860	(202)	22
Foreign	(4,079)	1,180	(326)

	791	(961)	(690)

Income tax expense	$11,325	$13,050	$10,461

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

In Thousands

	2004	2003	2002

U.S.	$37,639	$35,868	$31,890
Foreign	7,082	6,923	9,855

Income from continuing operations,
before income taxes	$44,721	$42,791	$41,745

Primary components of the Company’s deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands

	2004	2003

Reserves and liabilities	$14,783	$13,896
NOL carryforwards	13,677	—
Employee benefits	3,740	3,281
Other	1,158	—

Total deferred tax assets	33,358	17,177

Depreciation and amortization	(27,094)	(13,061)
Intangibles and amortization	(13,067)	(6,875)
Retirement benefits	(4,440)	(6,194)
Other	—	(1,843)

Total deferred tax liabilities	(44,601)	(27,973)

Net deferred tax liabilities	$(11,243)	$(10,796)

In connection with the Leach acquisition, the Company assumed a U.S. net operating loss (NOL) of $38.6 million which can be carried forward to subsequent years, subject to limitations under Internal Revenue Code Section 382. Approximately $2.5 million of the $13.7 million tax benefit associated with the NOL carryforward is included in current deferred income tax benefits, and $11.2 million is reported as non-current deferred income tax benefits, reflecting the amount of the NOL that is expected to be utilized in fiscal years ending after October 2005. The NOL expires beginning in 2022.

The tax benefit received by the Company upon exercise of non-qualified employee stock options was $2.9 million, $0.9 million and $0.5 million in fiscal 2004, 2003 and 2002, respectively.

No valuation allowance was considered necessary on deferred tax assets.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2004	2003	2002

U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.5	0.9	(0.2)
Foreign taxes	(5.0)	(0.7)	0.5
Export sales benefit	(1.5)	(1.9)	(2.4)
Pass-through entities	6.0	—	—
Foreign tax credits	(5.7)	—	—
Research & development credits	(8.0)	(4.9)	(7.1)
Tax accrual adjustment	2.1	1.9	(0.3)
Other, net	0.9	0.2	(0.4)

Effective income tax rate	25.3%	30.5%	25.1%

The effective tax rate differed from the statutory rate in fiscal 2004, 2003 and 2002, as all years benefited from various tax credits and export sales incentives. In fiscal 2004 and 2002, the Company recognized a $1.9 million and $2.9 million reduction in income taxes, respectively, associated with the favorable resolution of ongoing income tax audits.

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested.

NOTE 11:  Debt

Long-term debt at the end of fiscal 2004 and 2003 consisted of the following:

In Thousands

	2004	2003

7.75% Senior Subordinated Notes, due June 2013	$175,000	$175,000
6.77% Senior Notes, due November 2008	40,000	40,000
6.40% Senior Notes, due November 2005	30,000	30,000
6.00% Senior Notes, due November 2003	—	30,000
Other	3,318	2,500

	248,318	277,500

Fair value of interest rate swap agreement	1,769	(235)
Less current maturities	1,031	30,473

Carrying amount of long-term debt	$249,056	$246,792

In June 2003, the Company sold $175.0 million of 7.75% Senior Subordinated Notes due in 2013 and requiring semi-annual interest payments in December and June of each year until maturity. The net proceeds from this offering were used to acquire the Weston Group from The Roxboro Group PLC for U.K. £55.0 million in cash (approximately $94.6 million based on the closing exchange rate and including acquisition costs) and for general corporate purposes, including the repayment of debt and possible future acquisitions. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company’s foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary” under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 28, 2008 at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 28, 2003 and declining annually to 100% of principal and accrued interest on June 15, 2011. Any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the proceeds of one or more public equity offerings at a redemption price of 107.75% of the principal amount plus accrued interest.

In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 2.56% and was 4.87% at October 29, 2004. The fair market value of the Company’s interest rate swap was a $1,769,000 asset at October 29, 2004 and was estimated by discounting expected cash flows using quoted market interest rates.

The Senior Notes due in fiscal years 2006 and 2009 require semi-annual interest payments in November and May of each year. The Senior Notes are unsecured.

Maturities of long-term debt at October 29, 2004, were as follows:

In Thousands

Fiscal Year
2005	$1,031
2006	30,763
2007	502
2008	438
2009	40,437
2010 and thereafter	175,147

$248,318

Short-term credit facilities at the end of fiscal 2004 and 2003 consisted of the following:

In Thousands

	2004		2003
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate

U.S.	$5,000	3.46%	$—	—
Foreign	1,977	2.72%	2,312	3.01%

	$6,977		$2,312

The Company’s primary U.S. dollar credit facility totals $60,000,000 and is made available through a group of banks. The credit agreement is secured by substantially all of the Company’s assets and interest is based on standard inter-bank offering rates. An additional $15,254,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $75,254,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at October 29, 2004. Available credit under the above credit facilities was $59,955,000 at fiscal 2004 year end, when reduced by outstanding borrowings of $6,977,000 and letters of credit of $8,322,000.

The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $271,069,000 and $294,889,000 at fiscal year end 2004 and 2003, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

NOTE 12:  Commitments and Contingencies

Rental expense for operating leases totaled $9,482,000, $7,961,000 and $6,493,000 in fiscal years 2004, 2003 and 2002, respectively.

At October 29, 2004, the Company’s rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year
2005	$8,945
2006	8,505
2007	7,558
2008	6,137
2009	5,444
2010 and thereafter	17,406

$53,995

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company’s financial position or results of operations. The Company believes that it has made appropriate and adequate provisions for contingent liabilities.

Approximately 670 U.S.-based employees or 17% of total U.S.-based employees were represented by various labor unions. In October 2004, a collective bargaining agreement covering about 250 employees expired and a successor agreement was reached with the labor union. Additionally, a collective bargaining agreement covering about 100 employees is currently being negotiated, and a third agreement covering about 100 employees will expire in April 2005. Management believes that the Company has established a good relationship with these employees and their union. The Company’s European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 13:  Employee Stock Plans

In March 2002, the Company’s shareholders approved the establishment of an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of the Company’s common stock are reserved for issuance to employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. During fiscal 2004, employees purchased 58,861 shares at a fair market value price of $22.23 per share, leaving a balance of 186,187 shares available for issuance in the future. As of October 29, 2004, deductions aggregating $553,724 were accrued for the purchase of shares on December 15, 2004.

The Company also provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2004, the Company had 2,013,250 shares reserved for issuance to officers and key employees, of which 575,250 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer option grants and their terms. Awards under the 2004 plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company’s common stock on the date of grant.

The following table summarizes the changes in outstanding options granted under the Company’s stock option plans:

	2004		2003		2002
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding,
beginning of year	1,497,750	$16.25	1,618,125	$14.85	1,483,750	$13.71
Granted	229,000	25.09	245,000	18.68	260,000	17.71
Exercised	(278,250)	12.53	(264,000)	8.83	(103,750)	4.94
Cancelled	(10,500)	21.99	(101,375)	19.05	(21,875)	18.46

Outstanding,
end of year	1,438,000	$18.34	1,497,750	$16.25	1,618,125	$14.85

Exercisable,
end of year	877,750	$16.39	942,375	$14.94	1,052,500	$13.20

The following table summarizes information for stock options outstanding at October 29, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price

$ 6.44 — 11.69	242,000	3.44	$10.92	242,000	$10.92
13.25 — 16.75	285,500	5.30	14.87	221,500	14.59
17.90 — 19.63	308,250	6.42	18.40	173,250	18.59
19.65 — 22.31	289,500	6.51	20.56	176,500	20.74
22.60 — 29.00	312,750	8.53	25.12	64,500	25.27

NOTE 14:  Capital Stock

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2004, there were no shares of preferred stock or serial preferred stock outstanding.

On November 24, 2004 the Company completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of approximately $109 million, of which $5.0 million was used to pay off existing credit facilities. The funds provide additional financial resources for acquisitions and general corporate purposes.

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

The Right to purchase shares of Series B Serial Preferred Stock is triggered once a person or entity (together with such person’s or entity’s affiliates) beneficially owns 15% or more of the outstanding shares of common stock of the Company (such person or entity, an Acquiring Person). When the Right is triggered, the holder may purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00 per share. If after the Rights are triggered, (i) the Company is the surviving corporation in a merger or similar transaction with an Acquiring Person, (ii) the Acquiring Person beneficially owns more than 15% of the outstanding shares of common stock or (iii) the Acquiring Person engages in other “self-dealing” transactions, holders of the Rights can elect to purchase shares of common stock of the Company with a market value of twice the exercise price. Similarly, if after the Rights are triggered, the Company is not the surviving corporation of a merger or similar transaction or the Company sells 50% or more of its assets to another person or entity, holders of the Rights may elect to purchase shares of common stock of the surviving corporation or that person or entity who purchased the Company’s assets with a market value of twice the exercise price.

NOTE 15:  Acquisitions and Divestitures

Acquistions
On August 27, 2004, the Company acquired all of the outstanding capital stock of Leach Holding Corporation (Leach), a $119 million (sales) manufacturer of electrical power switching, control and data communication devices for the aerospace industry for approximately $145.0 million (approximately $147.0 million including acquisition costs) before an adjustment for the change in working capital from December 31, 2003 to closing, pursuant to an Agreement and Plan of Merger dated as of July 8, 2004 (Agreement). Leach also manufactures medical diagnostic, therapeutic and patient monitoring devices, and analytical, optical and biosensor instruments for medical, laboratory and industrial applications. The acquisition was funded with available cash and a draw on the Company’s credit facility.

An escrow account for $12.5 million was established under the Agreement, which is payable to the shareholders of Leach, subject to certain Leach shareholder indemnifications. The acquisition expands the Company’s capabilities in providing solutions to its customers’ power distribution and diagnostic monitoring requirements.

The aerospace business is included in the Sensors & Systems segment and the medical business is included in the Avionics & Controls segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary valuation report and accordingly, the allocation is subject to refinement. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of August 27, 2004

Current Assets	$52,814
Property, plant and equipment	24,569
Intangible assets subject to amortization
Programs (20 year weighted average useful life)	30,117
Patents (15 year weighted average useful life)	2,235
Leasehold interest (64 year remaining term of lease)	4,300
Other (10 year useful life)	4,721

41,373

Trade names (not subject to amortization)	13,720
Deferred income tax benefits	11,216
Goodwill	53,232
Other assets	4,798

Total assets acquired	201,722

Current liabilities assumed	20,731
Long-term debt	2,192
Pension and other liabilities	20,144
Deferred tax liabilities	9,278
Minority interest	2,356

Net assets acquired	$147,021

On December 1, 2003, the Company acquired all of the outstanding capital stock of AVISTA, Incorporated (AVISTA), a $10 million (sales) Wisconsin-based developer of embedded avionics software, for approximately $6.5 million in cash. A purchase price adjustment is payable to the seller in December 2004 and 2005 contingent upon the achievement of financial results as defined in the Stock Purchase Agreement. The December 2004 purchase price adjustment is approximately $3.3 million, which will be recorded in the first quarter of fiscal 2005 as additional consideration for the acquired assets. AVISTA provides a software engineering center to support the Company’s customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. AVISTA is included in the Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition. Revenues are largely fees charged for software engineering services.

On June 11, 2003, the Company acquired a group of companies referred to as the Weston Group from The Roxboro Group PLC for U.K. £55.0 million in cash (approximately $94.6 million based on the closing exchange rate and including acquisition costs). The acquisition was financed with a portion of the proceeds from the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. The Company hedged the U.K. £55.0 million cash price using foreign currency forward contracts and recorded a foreign currency gain of approximately $2.7 million at closing of the acquisition and the settlement of foreign currency forward contracts.

The Weston Group supplies sensors and systems principally for the measurement of temperature, and also for rotational speed, torque, and density. The Weston Group’s product offerings are sold primarily into the commercial aerospace market and to a lesser degree, the industrial gas turbine market. The acquisition is included in the Sensors & Systems segment and complements the Company’s existing product offerings. Integration of the Weston Group and certain required expense reductions in the Sensors & Systems segment resulted in severance and early retirement expense of approximately $4.5 million in fiscal 2004. The severance and early retirement covered 55 employees in engineering, production, quality, research and development and administration functions.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition.

In Thousands

As of June 11, 2003

Current Assets	$16,838
Property, plant and equipment	13,020
Intangible assets subject to amortization
Programs (20 year weighted average useful life)	42,677
Patents (15 year weighted average useful life)	2,799
Other (10 year useful life)	1,428

46,904

Trade names (not subject to amortization)	7,191
Goodwill	22,919
Other assets	487

Total assets acquired	107,359

Current liabilities assumed	7,840
Deferred tax liabilities	4,934

Net assets acquired	$94,585

On January 2, 2003, the Company acquired the net assets of BVR Aero Precision Corporation (BVR), a manufacturer of precision gears and electronic data concentrators, for $11.4 million in cash. An additional payment of $3.8 million is contingent upon achievement of certain sales levels through fiscal 2006, as defined in the Asset Purchase Agreement. Any additional payment made, when the contingency is resolved, will be accounted for as additional consideration for the acquired assets. BVR is included in the Sensors & Systems segment and enhances the Company’s position in aerospace sensors.

On August 29, 2002, the Company’s Armtec Defense Products Co. subsidiary (Armtec) acquired BAE Systems’ radar countermeasures chaff and infrared decoy flare operations for approximately $71.4 million in cash. At the time of the asset acquisition from BAE Systems, certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the State of Arkansas under the Federal Resource Conservation and Recovery Act. The Part B Permit was transferred to Armtec, along with the remedial obligations. Under the Asset Purchase Agreement, BAE Systems agreed to complete all remedial obligations at the infrared decoy flare facility and to indemnify Esterline on all environmental liabilities to a maximum amount of $25.0 million.

Radar countermeasure chaff is used by aircraft to help protect against radar-guided missiles. Aircraft-dispensable flares are designed to protect against infrared-guided missiles. The business operates as a division of Armtec and complements Armtec’s position as the U.S. Army’s sole-source provider of combustible ordnance for tank, artillery, and mortar ammunition.

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

On April 29, 2002, the Company acquired Burke Industries’ Engineered Polymers Group (Polymers Group) for approximately $37.6 million in cash. The acquired group is a manufacturer of aerospace seals and similar high-performance products. The Polymers Group is included in the Advanced Materials segment. The acquisition added to the Company’s existing technology base and establishes the Company as a global leader in custom aerospace seals and similar high-performance products.

The following summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is expected to be deductible for income tax purposes.

In Thousands

As of April 29, 2002

Current assets	$9,442
Property, plant and equipment	5,313
Intangible assets subject to amortization
Core technology (15 year useful life)	5,949
Programs (9 year weighted average useful life)	9,855

15,804

Goodwill	7,942

Total assets acquired	38,501

Current liabilities assumed	864

Net assets acquired	$37,637

On June 3, 2002, the Company acquired Janco Corporation (Janco) for approximately $13.8 million in cash. Janco manufactures aircraft rotary switches, potentiometers and sophisticated modular control systems. In addition, the Company acquired a product line for approximately $5.7 million in cash.

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

Divestitures
During the fourth quarter of fiscal 2004, the Company sold a product line in its Sensors & Systems segment and recorded a gain of $3.4 million. In the second quarter of fiscal 2003, the Company sold a product line in its Sensors & Systems segment and reported a net loss on sale of $66,000.

NOTE 16:  Business Segment Information

In the third quarter of fiscal 2002, the Company’s Board of Directors approved a plan providing for the discontinuation of the Automation segment. Subsequent to that decision, management redefined the Company’s segments to correspond with the way the Company is now organized and managed. Accordingly, business segment information includes the segments of Avionics & Controls, Sensors & Systems and Advanced Materials. Operations within the Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, fluid and motion control components and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. Sales in all segments include domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company’s operations by business segment for the last three fiscal years were as follows:

In Thousands

	2004	2003	2002
Sales
Avionics & Controls	$209,498	$198,249	$171,709
Sensors & Systems	194,803	146,976	104,942
Advanced Materials	223,344	216,655	157,384
Other	524	574	774

	$628,169	$562,454	$434,809

Income From Continuing Operations
Avionics & Controls	$33,079	$29,798	$26,501
Sensors & Systems	10,621	10,090	12,352
Advanced Materials	29,497	29,120	21,884
Other	(573)	(821)	(1,420)

Segment Earnings	72,624	68,187	59,317

Corporate expense	(16,471)	(16,879)	(12,263)
Gain (loss) on sale of product line	3,943	(66)	—
Gain (loss) on derivative
financial instruments	—	2,676	(1)
Interest income	1,964	868	1,814
Interest expense	(17,339)	(11,995)	(7,122)

	$44,721	$42,791	$41,745

Identifiable Assets
Avionics & Controls	$198,142	$144,492	$145,296
Sensors & Systems	374,123	219,247	98,624
Advanced Materials	267,811	262,001	257,408
Other	2	2	2
Discontinued operations	—	—	13,576
Corporate [1]	92,755	174,888	56,049

	$932,833	$800,630	$570,955

Capital Expenditures
Avionics & Controls	$6,483	$2,744	$1,980
Sensors & Systems	3,600	3,232	4,432
Advanced Materials	11,492	8,857	8,497
Other	—	—	—
Discontinued operations	61	62	580
Corporate	490	2,235	220

	$22,126	$17,130	$15,709

In Thousands

	2004	2003	2002
Depreciation and Amortization
Avionics & Controls	$5,525	$4,964	$4,060
Sensors & Systems	10,954	6,449	3,083
Advanced Materials	12,394	11,982	7,156
Other	—	—	4
Discontinued operations	835	1,789	2,726
Corporate	1,437	1,031	534

	$31,145	$26,215	$17,563

[1]	Primarily cash, prepaid pension expense (see Note 9) and deferred tax assets (see Note 10).

The Company’s operations by geographic area for the last three fiscal years were as follows:

In Thousands

	2004	2003	2002
Sales
Domestic
Unaffiliated customers – U.S.	$383,561	$377,947	$294,693
Unaffiliated customers – export	88,989	62,077	51,044
Intercompany	3,549	1,720	1,816

	476,099	441,744	347,553

France
Unaffiliated customers	58,788	54,857	54,944
Intercompany	5,050	3,182	3,652

	63,838	58,039	58,596

United Kingdom
Unaffiliated customers	90,531	61,998	20,354
Intercompany	2,406	65	—

	92,937	62,063	20,354

All Other Foreign
Unaffiliated customers	6,300	5,575	13,774
Intercompany	938	1,280	417

	7,238	6,855	14,191

Eliminations	(11,943)	(6,247)	(5,885)

	$628,169	$562,454	$434,809

	2004	2003	2002
Segment Earnings [1]
Domestic	$66,680	$61,271	$49,120
France	772	4,716	7,608
United Kingdom	4,998	2,898	2,028
All other foreign	174	(698)	561

	$72,624	$68,187	$59,317

Identifiable Assets [2]
Domestic	$432,365	$448,780	$420,895
France	197,431	42,828	46,683
United Kingdom	202,411	133,309	35,583
All other foreign	7,871	825	11,745

	$840,078	$625,742	$514,906

[1]	Before corporate expense, shown on page 63.
[2]	Excludes corporate, shown on page 63.

The Company’s principal foreign operations consist of manufacturing facilities located in France, Germany and the United Kingdom, and include sales and service operations located in Singapore and China. Sensors & Systems segment operations are dependent upon foreign sales, which represented $144.3 million, $117.0 million and $87.8 million of Sensors & Systems sales in fiscal 2004, 2003 and 2002, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 35.9% and 9.4%, respectively, in fiscal 2004 and 16.6% of consolidated sales. In fiscal 2003, U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 36.1% and 7.4%, respectively, and 16.8% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2004	2003	2002

Elastomeric products	16%	18%	20%
Sensors	21%	16%	16%
Aerospace switches and indicators	13%	15%	17%
Combustible ordnance components	8%	10%	11%

NOTE 17:  Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2004	Fourth		Third	Second	First

Net sales	$194,763		$150,614	$150,194	$132,598
Gross margin	64,106		47,145	50,304	40,002

Income from continuing operations	15,233	[1]	7,023	9,240	1,878	[2]
Income from discontinued operations,
net of tax	7,883		626	672	—

Net earnings	$23,116	[1]	$7,649	$9,912	$1,878	[2]

Earnings per share – basic
Continuing operations	$.71		$.33	$.44	$.09
Discontinued operations [3]	.37		.03	.03	—

Earnings per share – basic [3]	$1.08		$.36	$.47	$.09

Earnings per share – diluted
Continuing operations [3]	$.70		$.33	$.43	$.09
Discontinued operations [3]	.37		.03	.03	—

Earnings per share – diluted [3]	$1.07		$.36	$.46	$.09

In Thousands, Except Per Share Amounts

Fiscal Year 2003	Fourth	Third		Second	First

Net sales	$160,326	$140,518		$135,281	$126,329
Gross margin	53,680	45,706		40,570	38,673

Income from continuing operations	9,412	8,444	[4]	6,042 [5]	5,843
Loss from discontinued operations,
net of tax	—	—		(5,808)	—

Net earnings	$9,412	$8,444	[4]	$234 [5]	$5,843

Earnings per share – basic
Continuing operations	$.45	$.40		$.29	$.28
Discontinued operations [3]	—	—		(.28)	—

Earnings per share – basic [3]	$.45	$.40		$.01	$.28

Earnings per share – diluted
Continuing operations [3]	$.44	$.40		$.29	$.28
Discontinued operations [3]	—	—		(.28)	—

Earnings per share – diluted [3]	$.44	$.40		$.01	$.28

[1]	Included a $3.4 million gain on the sale of a product line in the Sensors & Systems segment.

[2]

Included $4.5 million in legal, severance and early retirement expense in the Sensors & Systems segment. Included a $1.9 million reduction of previously estimated tax liabilities associated with the receipt of a NOPA from the Internal Revenue Service.

[3]

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[4]

Included the $2.7 million foreign currency gain recorded upon settlement of foreign currency forward contracts used to hedge the U.K. £55.0 million cash price for the Weston Group. Included $929,000 in severance incurred in connection with the closing of facilities and termination of affected employees of a product line in the Sensors & Systems segment.

[5]	Included an $863,000 gain on the sale of a product line in the Sensors & Systems segment.

NOTE 18:  Guarantors

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2004, 2003 and 2002 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Senior Subordinated Notes which include Advanced Input Devices, Inc., Amtech Automated Manufacturing Technology, Angus Electronics Co., Armtec Countermeasures Co., Armtec Defense Products Co., Auxitrol Co., AVISTA, Incorporated, Boyar-Schultz Corporation, BVR Technologies Co., Equipment Sales Co., EA Technologies Corporation, Esterline Technologies Holdings Limited, Fluid Regulators Corporation, H.A. Sales Co., Hauser Inc., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach Technology Group, Inc., Mason Electric Co., MC Tech Co., Memtron Technologies Co., Norwich Aero Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., SureSeal Corporation, Surftech Finishes Co., UMM Electronics Inc., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Auxitrol S.A., Auxitrol Technologies S.A., Auxitrol Asia PTE Ltd., Esterline Technologies DK Aps (Denmark), Esterline Technologies Ltd. (England), Esterline Technologies Ltd. (Hong Kong), Excellon Europa GmbH, Excellon France S.A.R.L., Guizhou Leach-Tianyi Aviation Electrical Company Ltd. (China), Leach International Asia-Pacific Ltd. (Hong Kong), Leach International Europe S.A. (France), Leach International Germany GmbH (Germany), Leach International Mexico S. de R.L. de C.V. (Mexico), Leach International U.K. (England), LRE Technologies Partner GmbH (Germany), Muirhead Aerospace Ltd., Norcroft Dynamics Ltd., Pressure Systems International Ltd., Weston Aero Ltd. (England), and Weston Aerospace, Ltd. (England). The guarantor subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies and have fully and unconditionally, jointly and severally, guaranteed the Senior Subordinated Notes.

Condensed Consolidating Balance Sheet as of October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$6,859	$2,353	$20,267	$—	$29,479
Cash in escrow	8,511	—	—	—	8,511
Accounts receivable, net	2,221	83,115	46,870	—	132,206
Inventories	—	76,168	42,886	—	119,054
Deferred income tax benefits	38,115	—	(17,131)	—	20,984
Prepaid expenses	353	3,598	5,490	—	9,441
Other current assets	147	288	—	—	435

Total Current Assets	56,206	165,522	98,382	—	320,110

Property, Plant & Equipment, Net	2,369	99,360	43,406	—	145,135
Goodwill	—	175,607	72,210	—	247,817
Intangibles, Net	141	77,160	92,575	—	169,876
Debt Issuance Costs, Net	5,818	—	—	—	5,818
Deferred Income Tax Benefits	11,216	—	—	—	11,216
Other Assets	9,780	18,309	4,772	—	32,861
Amounts Due To/From
Subsidiaries	145,244	41,074	—	(186,318)	—
Investment in Subsidiaries	565,336	—	92	(565,428)	—

Total Assets	$796,110	$577,032	$311,437	$(751,746)	$932,833

Condensed Consolidating Balance Sheet as of October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$520	$16,814	$20,533	$—	$37,867
Accrued liabilities	29,880	41,466	25,692	—	97,038
Credit facilities	5,000	—	1,977	—	6,977
Current maturities of
long-term debt	—	50	981	—	1,031
Federal and foreign
income taxes	2,996	75	3,607	—	6,678

Total Current Liabilities	38,396	58,405	52,790	—	149,591

Long-Term Debt, Net	246,769	7	2,280	—	249,056
Deferred Income Taxes	43,149	—	294	—	43,443
Other Liabilities	9,283	13,840	6,729	—	29,852
Amounts Due To (From)
Subsidiaries	—	—	184,094	(184,094)	—
Minority Interest	—	—	2,378	—	2,378
Shareholders' Equity	458,513	504,780	62,872	(567,652)	458,513

Total Liabilities and
Shareholders' Equity	$796,110	$577,032	$311,437	$(751,746)	$932,833

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net Sales	$—	$475,626	$155,073	$(2,530)	$628,169
Cost of Sales	—	328,307	100,835	(2,530)	426,612

	—	147,319	54,238	—	201,557
Expenses
Selling, general
and administrative	—	79,116	38,573	—	117,689
Research, development
and engineering	—	12,134	15,581	—	27,715

Total Expenses	—	91,250	54,154	—	145,404

Operating Earnings from
Continuing Operations	—	56,069	84	—	56,153

Gain on sale of business	(1,700)	—	(1,734)	—	(3,434)
Interest income	(14,316)	(3,017)	(828)	16,197	(1,964)
Interest expense	17,010	3,275	13,251	(16,197)	17,339
Other expense (income)	(520)	(239)	250	—	(509)

Other Expense, Net	474	19	10,939	—	11,432

Income (Loss) from Continuing
Operations Before Taxes	(474)	56,050	(10,855)	—	44,721
Income Tax Expense (Benefit)	(140)	14,667	(3,202)	—	11,325

Income (Loss) From
Continuing Operations
Before Minority Interest	(334)	41,383	(7,653)	—	33,396
Minority Interest	—	—	(22)	—	(22)

Income (Loss) From
Continuing Operations	(334)	41,383	(7,675)	—	33,374

Income From Discontinued
Operations, Net of Tax	—	9,181	—	—	9,181
Equity in Net Income of
Consolidated Subsidiaries	42,889	—	—	(42,889)	—

Net Income (Loss)	$42,555	$50,564	$(7,675)	$(42,889)	$42,555

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$42,555	$50,564	$(7,675)	$(42,889)	$42,555
Minority interest	—	—	22	—	22
Depreciation & amortization	—	22,320	8,825	—	31,145
Deferred income tax	3,693	—	(111)	—	3,582
Gain on disposal of
discontinued operations	—	(12,521)	—	—	(12,521)
Gain on sale of land	—	(892)	—	—	(892)
Gain on sale of product line	(1,700)	—	(1,734)	—	(3,434)
Working capital changes, net of
effect of acquisitions
Accounts receivable	(2,126)	(5,513)	(1,393)	—	(9,032)
Inventories	—	(6,897)	(2,198)	—	(9,095)
Prepaid expenses	(219)	760	(1,200)	—	(659)
Accounts payable	382	(684)	2,902	—	2,600
Accrued liabilities	11,800	(1,444)	(116)	—	10,240
Federal & foreign income taxes	8,935	(804)	820	—	8,951
Other liabilities	9,283	(923)	(4,001)	—	4,359
Other, net	(9,734)	5,668	(1,464)	—	(5,530)

	62,869	49,634	(7,323)	(42,889)	62,291

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(490)	(18,881)	(2,755)	—	(22,126)
Proceeds from sale of
discontinued operations	—	10,000	—	—	10,000
Proceeds from sale of product line	1,700	—	1,775	—	3,475
Proceeds from sale of land	—	1,654	—	—	1,654
Escrow deposit	(12,500)	—	—	—	(12,500)
Capital dispositions	23	1,190	(435)	—	778
Sale of short-term
investments	12,797	—	—	—	12,797
Acquisitions of businesses, net	—	(50,855)	(87,956)	—	(138,811)

	1,530	(56,892)	(89,371)	—	(144,733)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock
issuance under employee
stock plans	3,843	—	—	—	3,843
Net change in credit facilities	5,000	(180)	(698)	—	4,122
Repayment of long-term debt, net	(27,996)	(77)	(1,356)	—	(29,429)
Debt and other issuance costs	(268)	—	—	—	(268)
Net change in intercompany
financing	(147,967)	6,927	98,151	42,889	—

	(167,388)	6,670	96,097	42,889	(21,732)

Effect of foreign exchange
rates on cash	14	(89)	2,365	—	2,290

Net increase (decrease) in cash
and cash equivalents	(102,975)	(677)	1,768	—	(101,884)
Cash and cash equivalents
– beginning of year	109,834	3,030	18,499	—	131,363

Cash and cash equivalents
– end of year	$6,859	$2,353	$20,267	$—	$29,479

Condensed Consolidating Balance Sheet as of October 31, 2003

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$109,834	$3,030	$18,499	$—	$131,363
Cash in escrow	4,536	—	—	—	4,536
Short-term investments	12,797	—	—	—	12,797
Accounts receivable, net	95	69,297	29,003	—	98,395
Inventories	—	57,816	18,529	—	76,345
Income tax refundable	7,838	(160)	(1)	—	7,677
Deferred income tax benefits	17,490	—	(961)	—	16,529
Prepaid expenses	134	3,797	3,099	—	7,030

Total Current Assets	152,724	133,780	68,168	—	354,672

Property, Plant & Equipment, Net	2,332	89,160	25,598	—	117,090
Goodwill	—	151,696	33,657	—	185,353
Intangibles, Net	—	67,224	47,706	—	114,930
Debt Issuance Costs, Net	6,301	—	—	—	6,301
Other Assets	4,015	18,723	(454)	—	22,284
Amounts Due To/From
Subsidiaries	79,494	17,488	—	(96,982)	—
Investment in Subsidiaries	462,423	—	83	(462,506)	—

Total Assets	$707,289	$478,071	$174,758	$(559,488)	$800,630

Condensed Consolidating Balance Sheet as of October 31, 2003

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable	$138	$14,315	$8,820	$—	$23,273
Accrued liabilities	22,168	38,913	13,910	—	74,991
Credit facilities	—	—	2,312	—	2,312
Current maturities of
long-term debt	30,000	75	398	—	30,473
Federal and foreign
income taxes	—	17	1,167	—	1,184

Total Current Liabilities	52,306	53,320	26,607	—	132,233

Long-Term Debt, Net	244,765	59	1,968	—	246,792
Deferred Income Taxes	27,325	—	—	—	27,325
Net Liabilities of
Discontinued Operations	—	2,719	(2,311)	—	408
Amounts Due To (From)
Subsidiaries	(10,979)	—	119,504	(108,525)	—
Shareholders' Equity	393,872	421,973	28,990	(450,963)	393,872

Total Liabilities and
Shareholders' Equity	$707,289	$478,071	$174,758	$(559,488)	$800,630

Condensed Consolidating Statement of Operations for the fiscal year ended October 31, 2003

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net Sales	$—	$439,373	$124,638	$(1,557)	$562,454
Cost of Sales	—	300,807	84,575	(1,557)	383,825

	—	138,566	40,063	—	178,629
Expenses
Selling, general
and administrative	—	82,247	25,550	—	107,797
Research, development
and engineering	—	9,306	10,218	—	19,524

Total Expenses	—	91,553	35,768	—	127,321

Operating Earnings from
Continuing Operations	—	47,013	4,295	—	51,308

Loss on sale of business	—	—	66	—	66
Gain on derivative
financial instruments	(2,676)	—	—	—	(2,676)
Interest income	(5,492)	(2,511)	(370)	7,505	(868)
Interest expense	11,624	2,530	5,346	(7,505)	11,995
Other expense (income)	(116)	96	20	—	—

Other Expense, Net	3,340	115	5,062	—	8,517

Income (Loss) from Continuing
Operations Before Taxes	(3,340)	46,898	(767)	—	42,791
Income Tax Expense (Benefit)	(868)	14,164	(246)	—	13,050

Income (Loss) From
Continuing Operations	(2,472)	32,734	(521)	—	29,741

Loss From Discontinued
Operations, Net of Tax	—	(5,808)	—	—	(5,808)
Equity in Net Income of
Consolidated Subsidiaries	26,405	—	—	(26,405)	—

Net Income (Loss)	$23,933	$26,926	$(521)	$(26,405)	$23,933

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$23,933	$26,926	$(521)	$(26,405)	$23,933
Depreciation & amortization	—	22,230	3,985	—	26,215
Deferred income tax (benefit)	13,525	(4,221)	(595)	—	8,709
Loss on disposal and holding
period loss on discontinued
operations	—	9,282	—	—	9,282
Loss on sale of product line	—	—	66	—	66
Working capital changes, net of
effect of acquisitions
Accounts receivable	154	(10,824)	1,154	—	(9,516)
Inventories	—	2,078	4,244	—	6,322
Prepaid expenses	(97)	(8)	222	—	117
Accounts payable	115	503	(5,014)	—	(4,396)
Accrued liabilities	7,905	1,155	(4,134)	—	4,926
Federal & foreign income taxes	(7,451)	6,639	(111)	—	(923)
Other, net	(1,754)	(2,397)	4,348	—	197

	36,330	51,363	3,644	(26,405)	64,932

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(2,235)	(12,334)	(2,561)	—	(17,130)
Proceeds from sale of business	—	3,850	5,630	—	9,480
Escrow deposit	(1,036)	—	—	—	(1,036)
Capital dispositions	38	581	147	—	766
Purchase of short-term
investments	(12,797)	—	—	—	(12,797)
Acquisitions of businesses, net	—	(32,767)	(78,968)	—	(111,735)

	(16,030)	(40,670)	(75,752)	—	(132,452)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock
issuance under employee
stock plans	3,280	—	—	—	3,280
Net change in credit facilities	—	—	2,279	—	2,279
Repayment of long-term debt	(235)	(76)	(421)	—	(732)
Debt and other issuance costs	(7,735)	—	—	—	(7,735)
Proceeds from note issuance	175,000	—	—	—	175,000
Investment in subsidiaries	(87,295)	(9,113)	70,003	26,405	—

	83,015	(9,189)	71,861	26,405	172,092

Effect of foreign exchange
rates on cash	(83)	41	4,322	—	4,280

Net increase in cash
and cash equivalents	103,232	1,545	4,075	—	108,852
Cash and cash equivalents
– beginning of year	6,602	1,485	14,424	—	22,511

Cash and cash equivalents
– end of year	$109,834	$3,030	$18,499	$—	$131,363

Condensed Consolidating Statement of Operations for the fiscal year ended October 25, 2002

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net Sales	$—	$345,689	$90,400	$(1,280)	$434,809
Cost of Sales	—	238,524	55,992	(1,280)	293,236

	—	107,165	34,408	—	141,573
Expenses
Selling, general
and administrative	—	60,910	18,176	—	79,086
Research, development
and engineering	—	7,472	7,961	—	15,433

Total Expenses	—	68,382	26,137	—	94,519

Operating Earnings From
Continuing Operations	—	38,783	8,271	—	47,054

Loss on derivative
financial instruments	1	—	—	—	1
Interest income	(2,449)	166	(315)	784	(1,814)
Interest expense	6,841	(157)	1,222	(784)	7,122
Other expense (income)	—	479	(479)	—	—

Other Expense, Net	4,393	488	428	—	5,309

Income (Loss) From Continuing
Operations Before Taxes	(4,393)	38,295	7,843	—	41,745
Income Tax Expense (Benefit)	(1,838)	9,307	2,992	—	10,461

Income (Loss) From Continuing
Operations	(2,555)	28,988	4,851	—	31,284

Loss From Discontinued
Operations, Net of Tax	—	(24,624)	(415)	—	(25,039)
Cumulative Effect of a Change
in Accounting Principle,
Net of Tax	—	(7,574)	—	—	(7,574)
Equity in Net Income of
Consolidated Subsidiaries	1,226	—	—	(1,226)	—

Net Income (Loss)	$(1,329)	$(3,210)	$4,436	$(1,226)	$(1,329)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$(1,329)	$(3,210)	$4,436	$(1,226)	$(1,329)
Depreciation & amortization	—	15,152	2,411	—	17,563
Deferred income tax (benefit)	461	(1,190)	7	—	(722)
Loss on disposal and holding
period loss on discontinued
operations	—	22,718	—	—	22,718
Working capital changes, net of
effect of acquisitions
Accounts receivable	639	3,057	1,848	—	5,544
Inventories	—	(105)	3,041	—	2,936
Prepaid expenses	66	(1,683)	1,160	—	(457)
Accounts payable	(412)	4,020	1,441	—	5,049
Accrued liabilities	1,714	(350)	550	—	1,914
Federal & foreign income taxes	(1,662)	(7,514)	(1,021)	—	(10,197)
Other, net	314	16,279	(6,656)	—	9,937

	(209)	47,174	7,217	(1,226)	52,956

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(209)	(11,186)	(4,314)	—	(15,709)
Escrow deposit	(3,500)	—	—	—	(3,500)
Capital dispositions	24	140	395	—	559
Acquisitions of businesses, net	—	(118,995)	(5,654)	—	(124,649)

	(3,685)	(130,041)	(9,573)	—	(143,299)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Net change in credit facilities	—	—	(1,960)	—	(1,960)
Repayment of long-term debt	(5,714)	(75)	(557)	—	(6,346)
Investment in subsidiaries	(91,314)	83,292	6,796	1,226	—

	(97,028)	83,217	4,279	1,226	(8,306)

Effect of foreign exchange
rates on cash	(68)	75	1,213	—	1,220

Net increase (decrease) in cash
and cash equivalents	(100,990)	425	3,136	—	(97,429)
Cash and cash equivalents
– beginning of year	107,592	1,060	11,288	—	119,940

Cash and cash equivalents
– end of year	$6,602	$1,485	$14,424	$—	$22,511

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Esterline Technologies Corporation
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 29, 2004 and October 31, 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 29, 2004 and October 31, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective October 27, 2001 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Ernst & Young LLP

Seattle, Washington
December 10, 2004