Form 10-K/A, Exhibit 13
period 2004-10-29
ESTERLINE TECHNOLOGIES CORP
filed 2005-12-30
CIK 33619

Exhibit 13
Financial Highlights
In Thousands, Except Per Share Amounts

	2004	2003
For Fiscal Years	(Restated)	(Restated)
Operating Results
Net sales	$628,169	$562,454
Segment earnings	69,299	67,233
Income from continuing operations	30,402	28,643
Income (loss) from discontinued operations, net of tax	9,181	(5,808)
Net earnings	39,583	22,835

Earnings (loss) per share — diluted:
Continuing operations	1.41	1.36
Discontinued operations	.43	(.28)
Earnings per share	1.84	1.08

Weighted average shares outstanding — diluted	21,539	21,105

Financial Position
Total assets	$935,348	$802,827
Property, plant and equipment, net	145,135	117,090
Long-term debt, net	249,056	246,792
Shareholders’ equity	461,028	396,069

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

Results of Continuing Operations
Fiscal 2004 Compared with Fiscal 2003
Sales for fiscal 2004 increased 11.7% over the prior year. Sales by segment were as follows:

	Increase (Decrease)
Dollars In Thousands	From Prior Year	2004	2003
Avionics & Controls	5.7%	$209,498	$198,249
Sensors & Systems	32.5%	194,803	146,976
Advanced Materials	3.1%	223,344	216,655
Other	(8.7)%	524	574

Total		$628,169	$562,454

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
Selling, general and administrative expenses (which include corporate expenses) increased to $122.0 million in fiscal 2004 compared with $109.2 million in the prior year. Selling, general and administrative expenses include stock option expense of $4.3 million and $1.4 million in fiscal 2004 and 2003, respectively, which are non-cash charges resulting from mark-to-market adjustments under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected the $2.9 million increase in stock option expense, incremental selling, general and administrative expenses from the Leach, Weston Group and AVISTA acquisitions partially offset by expense reductions at Sensors & Systems and our Advanced Materials elastomer operations. As a percentage of sales, selling, general and administrative expenses were 19.4% in both fiscal 2004 and 2003.
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
Segment earnings (which exclude corporate expenses) increased 3.1% during fiscal 2004 to $69.3 million compared to $67.2 million in the prior year. Avionics & Controls segment earnings increased 9% during fiscal 2004 to $32.1 million. This increase in Avionics & Controls reflected incremental earnings from the AVISTA acquisition, higher sales of controls and grips, and technology interface systems for land-based military vehicles. Avionics & Controls earnings were impacted by the shipment of acquired inventories of the Leach medical unit, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Stock option expense was $1.0 million and $0.3 million in fiscal 2004 and 2003, respectively.
Sensors & Systems segment earnings decreased nearly 1% during fiscal 2004 to $9.8 million. Sensors & Systems earnings in fiscal 2004 included incremental earnings from the Weston Group acquisition and the impact of the shipment in fiscal 2003 of acquired inventories of the Weston Group, which were valued at fair market value at acquisition. Sensors & Systems earnings also reflected $4.5 million in severance and early retirement expense, including legal expenses covering 55 employees in engineering, production, quality, research and development and administration functions. Sensors & Systems earnings reflected a decline in temperature and pressure sensors sales and sales to the British MoD for which we act as a distributor, as well as higher selling and engineering development expenses for motion control products. Furthermore, Sensors & Systems earnings were impacted by the shipment of acquired inventories of the Leach acquisition, which were valued at fair market value at acquisition, as well as the effect of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses. Stock option expense was $0.8 million and $0.2 million in fiscal 2004 and 2003, respectively.
Advanced Materials segment earnings decreased 2.3% to $28.0 million. This 2.3% decrease in Advanced Materials reflected mixed results. Combustible ordnance and countermeasure operations were impacted by lower sales volumes of higher margin combustible ordnance and increased maintenance expenses at our flare countermeasure operation. Additionally, our elastomer material operations were impacted by acquisition integration expenses, production inefficiencies and higher workers’ compensation expenses, while earnings from our specialized metal finishing unit were favorably impacted by the elimination of redundant facilities, improved cost control and increased sales prices. Stock option expense was $1.5 million and $0.5 million in fiscal 2004 and 2003, respectively.
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
The effective income tax rate for continuing operations for fiscal 2004 was 24.7% compared with 30.8% in fiscal 2003. On February 4, 2004, we received a Notice of Proposed Adjustment (NOPA) from the Internal Revenue Service covering the audit of research and development tax credits for fiscal years 1997 through 1999. As a result of the NOPA and the expectation of a similar result for fiscal years 2000 through 2003, we revised our estimated liability for income taxes during the first quarter of fiscal 2004. The revision resulted in a $1.9 million reduction of previously estimated tax liabilities. The effective tax rate differed from the statutory rate in fiscal 2004 and 2003, as both years benefited from various tax credits. The current year’s results benefited from the 18-month extension by the U.S. Congress of the Research and Experimentation Credit from June 30, 2004 to December 31, 2005. We expect this extension to benefit us in fiscal 2005 as well. In addition, the U.S. Congress passed a bill that phases out certain export incentives beginning in fiscal 2005, which will slightly increase our effective tax rate. We expect this increase to be more than offset beginning in fiscal 2006 by the phase-in of tax incentives for domestic manufacturing. While one of the provisions of this tax bill allows for the repatriation of undistributed earnings of foreign subsidiaries at potentially favorable rates, our accumulated earnings of foreign subsidiaries are considered indefinitely reinvested.
Income from continuing operations was $30.4 million, or $1.41 per share on a diluted basis, compared with $28.6 million, or $1.36 per share, in the prior year. Net earnings were $39.6 million, or $1.84 per share on a diluted basis in fiscal 2004, compared with net earnings of $22.8 million, or $1.08 per share, in the prior year. Net earnings in fiscal 2004 included net income of $9.2 million, or $.43 per share, from discontinued operations. Net earnings in fiscal 2003 included a loss of $5.8 million, or ($.28) per diluted share, from discontinued operations.
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
Selling, general and administrative expenses (which include corporate expenses) increased to $109.2 million in fiscal 2003 compared with $83.8 million in the prior year. Selling, general and administrative expenses include stock option expense of $1.4 million and $4.7 million in fiscal 2003 and 2002, respectively, which are non-cash charges resulting from mark-to-market adjustments under the variable method of accounting. As a percentage of sales, selling, general and administrative expenses were 19.4% and 19.3% in fiscal 2003 and 2002, respectively. The increase in selling, general and administrative expenses primarily reflected increased amortization of intangible assets, incremental expenses from acquisitions completed in fiscal 2002 and 2003, the effect of a stronger euro relative to the U.S. dollar on selling, general and administrative expenses of our Sensors & Systems business, and increased pension and medical expenses. These increases were partially offset by a $3.3 million decrease in stock option expense.
Research, development and related engineering spending increased to $19.5 million, or 3.5% of sales, in fiscal 2003 compared with $15.4 million, or 3.5% of sales, in the prior year. This is consistent with our philosophy of continually investing in new products and capabilities regardless of the business cycle.
Segment earnings (which exclude corporate expenses) increased 14.4% during fiscal 2003 to $67.2 million compared to $58.8 million in the prior year. Avionics & Controls segment earnings increased 11.9% during fiscal 2003 to $29.5 million. This increase reflected earnings from increased sales of specialized medical equipment, technology interface systems for land-based military vehicles, and cockpit switches to military OEMs, and was partially offset by higher selling, general and administrative expenses. Stock option expense was $0.3 million and $0.1 million in fiscal 2003 and 2002, respectively.
Sensors & Systems segment earnings decreased 18.9% during fiscal 2003 to $9.9 million. This decrease in Sensors & Systems was primarily due to the effect of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses, integration expenses and the impact of the shipment of acquired inventories of the Weston Group, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Stock option expense was $0.2 million in both fiscal 2003 and 2002.

Advanced Materials segment earnings increased 32.3% during fiscal 2003 to $28.7 million. This increase was principally from acquisitions and was partially offset by a three-week shutdown of a countermeasure facility in the second quarter of fiscal 2003. In addition, Advanced Materials earnings were impacted by lower sales of elastomer products to aerospace and industrial commercial customers, integration expenses and operating losses at our specialized metal finishing unit. Stock option expense was $0.5 million and $0.2 million in fiscal 2003 and 2002, respectively.
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
The effective income tax rate for continuing operations for fiscal 2003 was 30.8% compared with 23.7% in fiscal 2002. The effective tax rate differed from the statutory rate in fiscal 2003 and 2002, as both years benefited from various tax credits. In addition, in fiscal 2002, we recognized a $2.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits. Additionally, the relative effect of export tax benefits and research and development tax credits was higher in fiscal 2002 due to the reduction in income from continuing operations before income taxes.
Income from continuing operations was $28.6 million, or $1.36 per share on a diluted basis, compared with $28.3 million, or $1.34 per share, in the prior year. Net earnings were $22.8 million, or $1.08 per share on a diluted basis in fiscal 2003, compared with a net loss of $4.4 million, or ($.21) per share, in the prior year. Net earnings in fiscal 2003 included a loss of $5.8 million, or ($.28) per diluted share, from discontinued operations. The net loss in fiscal 2002 included a loss from discontinued operations of $25.0 million, or ($1.19) per diluted share and a $7.6 million charge, or ($.36) per diluted share, for the cumulative effect of an accounting change as a result of the adoption of Financial Accounting Standards Board No. 142, “Goodwill and Other Intangible Assets” (Statement No. 142).
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

Liquidity and Capital Resources
Working Capital and Statement of Cash Flows
Cash and cash equivalents at the end of fiscal 2004 totaled $29.5 million, a decrease of $114.7 million from the prior year, including a $12.8 million decrease in short-term investments. Net working capital decreased to $173.0 million at the end of fiscal 2004 from $224.6 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses. Cash flows from operating activities were $63.3 million and $65.8 million in fiscal 2004 and 2003, respectively. The decrease principally reflected lower cash receipts from accounts receivable collections and increased payments for inventories, partially offset by higher net earnings, depreciation and amortization, a U.S. income tax refund, and the timing of making income tax payments. The decrease in cash flows used by investing activities primarily reflected the acquisition of Leach in the third fiscal quarter of 2004, partially offset by the proceeds from the sale of W. A. Whitney and a product line in the Sensors & Systems segment. The decrease in cash provided by financing activities principally reflected the issuance of $175.0 million of Senior Subordinated Notes in the prior year’s third fiscal quarter and the repayment of $30.0 million of the 1999 Senior Notes in fiscal 2004.
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

Contractual Obligations
The following table summarizes our outstanding contractual obligations as of fiscal year end.

		Less than	1-3	4-5	After 5
In Thousands	Total	1 year	years	years	years
Long-term debt	$250,087	$2,800	$31,265	$40,875	$175,147
Credit facilities	6,977	6,977	—	—	—
Operating lease obligations	53,995	8,945	16,063	11,581	17,406
Purchase obligations
Not recorded on balance sheet	70,187	63,118	6,360	709	—
Pension(1)	2,400	2,400	—	—	—
Recorded on balance sheet	134,905	134,905	—	—	—

Total contractual obligations	$518,551	$219,145	$53,688	$53,165	$192,553

(1)	Our pension plan funding policy is consistent with the minimum funding requirements of ERISA. This table reflects the amount of our expected pension funding under our U.S. plans in fiscal 2005.
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

Dollars In Thousands

	Long-term Debt — Fixed Rate		Interest Rate Swap
	Principal	Average	Notional	Average	Average
Maturing in:	Amount	Rates	Amount	Pay Rate (1)	Receive Rate
2005	$1,031	7.4%	$—	*	7.75%
2006	30,763	6.4%	—	*	7.75%
2007	502	7.0%	—	*	7.75%
2008	438	7.0%	—	*	7.75%
2009	40,437	6.8%	—	*	7.75%
Thereafter	175,147	7.75%	75,000	*	7.75%

Total	$248,318		$75,000

Fair Value at 10/29/2004	$271,069		$1,769

(1)	The average pay rate is LIBOR plus 2.56%.
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

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
Principal Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)
In Thousands

	Euro	U.K. Pound
	Firmly Committed	Firmly Committed
	Sales Contracts	Sales Contracts
Fiscal Years	United States Dollar	United States Dollar
2005	$18,199	$10,816
2006	5,205	101
2007	5,452	149
2008	3	—
2009	2	—

Total	$28,861	$11,066

Derivative Contracts
Operations with Foreign Functional Currency
Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)1
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
Statement No. 142 outlines a two-step process for testing goodwill for impairment. The first step (Step One) of the goodwill impairment test involves estimating the fair value of a reporting unit. Statement No. 142 defines fair value (Fair Value) as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation sale.” A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. The Fair Value of a reporting unit is then compared to its carrying value, which is defined as the book basis of total assets less total liabilities. In the event a reporting unit’s carrying value exceeds its estimated Fair Value, evidence of potential impairments exists. In such a case, the second step (Step Two) of the impairment test is required, which involves allocating the Fair Value of the reporting unit to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds the estimated Fair Value of goodwill.
As we have grown through acquisitions, we have accumulated $247.8 million of goodwill and $22.5 million of indefinite-lived intangible assets out of total assets of $935.3 million at October 29, 2004. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reporting financial results for the period in which the charge is taken.
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
Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which is effective for public companies for interim or annual periods beginning after June 15, 2005. This statement will have a significant impact on our consolidated statements of operations, as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our consolidated net income within our footnotes as is our current practice. We intend to comply with the standard upon its effectiveness; however, we do not believe that the impact would be materially different from our pro forma disclosures as described in Note 1 to the Consolidated Financial Statements of Esterline Technologies Corporation appearing on page 34.

Selected Financial Data
In Thousands, Except Per Share Amounts

	2004	2003	2002	2001	2000
For Fiscal Years	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Operating Results[1]
Net sales	$628,169	$562,454	$434,809	$430,923	$372,551
Cost of sales	426,612	383,825	293,236	269,582	229,516
Selling, general and administrative	122,015	109,225	83,797	74,718	90,868
Research, development and engineering	27,715	19,524	15,433	14,232	12,431
Other income	(509)	—	—	—	—
Loss (gain) on sale of product line	(3,434)	66	—	—	(2,591)
Insurance settlement	—	—	—	(4,631)	—
Loss (gain) on derivative financial instruments	—	(2,676)	1	(786)	—
Interest income	(1,964)	(868)	(1,814)	(3,307)	(2,205)
Interest expense	17,339	11,995	7,122	7,663	8,124
Income from continuing operations before income taxes	40,395	41,363	37,034	73,452	36,408

Income tax expense	9,971	12,720	8,782	26,720	12,623
Income from continuing operations	30,402	28,643	28,252	46,732	23,785
Income (loss) from discontinued operations, net of tax	9,181	(5,808)	(25,039)	(9,780)	3,043
Cumulative effect of a change in accounting principle	—	—	(7,574)	(403)	—
Net earnings (loss)	39,583	22,835	(4,361)	36,549	26,828

Earnings (loss) per share — diluted:
Continuing operations	$1.41	$1.36	$1.34	$2.34	$1.35
Discontinued operations	.43	(.28)	(1.19)	(.49)	.17
Cumulative effect of a change in accounting principle	—	—	(.36)	(.02)	—
Earnings (loss) per share — diluted	1.84	1.08	(.21)	1.83	1.52

Selected Financial Data
In Thousands, Except Per Share Amounts

	2004	2003	2002	2001	2000
For Fiscal Years	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Financial Structure
Total assets	$935,348	$802,827	$573,678	$561,306	$478,812
Long-term debt, net	249,056	246,792	102,133	102,125	108,172
Shareholders’ equity	461,028	396,069	357,164	351,793	254,168

Weighted average shares outstanding — diluted	21,539	21,105	21,021	20,014	17,654

[1]	Operating results and balance sheet items for 2000 through 2004 have been restated as explained in Note 2 to the Company’s financial statements to account for the Company’s stock option plan under variable accounting. In addition, operating results for 2004 through 2000 and balance sheet items for 2003 through 2002 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.

	2004	2003	2002	2001	2000
For Fiscal Years	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Other Selected Data[2]
EBITDA from continuing operations	$85,523	$75,401	$61,891	$83,562	$66,669
Capital expenditures	22,065	17,068	15,129	15,758	15,489
Interest expense	17,339	11,995	7,122	7,663	8,124
Stock option expense (income)	4,326	1,428	4,711	(6,385)	8,900

Depreciation and amortization from continuing operations	29,370	24,093	14,837	17,556	18,033

[2]	EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus stock option expense and depreciation and amortization (excluding amortization of debt issuance cost). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.
In Thousands

	2004	2003	2002	2001	2000
For Fiscal Years	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Operating earnings from continuing operations	$51,827	$49,880	$42,343	$72,391	$39,736
Stock option expense (income)	4,326	1,428	4,711	(6,385)	8,900
Depreciation and amortization from continuing operations	29,370	24,093	14,837	17,556	18,033

EBITDA from continuing operations	$85,523	$75,401	$61,891	$83,562	$66,669

Market Price of Esterline Common Stock
In Dollars

	2004		2003
For Fiscal Years	High	Low	High	Low
Quarter
First	$29.55	$21.71	$19.90	$15.58
Second	29.80	23.00	18.10	14.70
Third	31.70	22.52	19.35	15.80
Fourth	34.19	27.83	22.79	17.40

Principal Market — New York Stock Exchange
At the end of fiscal 2004, there were approximately 600 holders of record of our common stock.
No cash dividends were paid during fiscal 2004 and 2003. We currently intend to retain all future earnings for use to expand the business or retire debt. We are restricted from paying dividends under our current credit facility and do not anticipate paying any dividends in the foreseeable future.

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years
in the Period Ended October 29, 2004

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Net Sales	$628,169	$562,454	$434,809
Cost of Sales	426,612	383,825	293,236

	201,557	178,629	141,573

Expenses
Selling, general and administrative	122,015	109,225	83,797
Research, development and engineering	27,715	19,524	15,433

Total Expenses	149,730	128,749	99,230

Operating Earnings From Continuing Operations	51,827	49,880	42,343

Other income	(509)	—	—
Loss (gain) on sale of product line	(3,434)	66	—
Loss (gain) on derivative financial instruments	—	(2,676)	1
Interest income	(1,964)	(868)	(1,814)
Interest expense	17,339	11,995	7,122

Other Expense, Net	11,432	8,517	5,309

Income From Continuing Operations Before Income Taxes	40,395	41,363	37,034
Income Tax Expense	9,971	12,720	8,782

Income From Continuing Operations Before Minority Interest	30,424	28,643	28,252

Minority Interest	(22)	—	—

Income From Continuing Operations	30,402	28,643	28,252

Income (Loss) From Discontinued Operations, Net of Tax	9,181	(5,808)	(25,039)

Earnings Before Cumulative Effect of a Change in Accounting Principle	39,583	22,835	3,213

Cumulative Effect of a Change in Accounting Principle, Net of Tax	—	—	(7,574)

Net Earnings (Loss)	$39,583	$22,835	$(4,361)

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years
in the Period Ended October 29, 2004

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Earnings (Loss) Per Share – Basic:
Continuing operations	$1.43	$1.37	$1.36
Discontinued operations	.44	(.28)	(1.21)

Earnings per share before cumulative effect of a change in accounting principle	1.87	1.09	.15
Cumulative effect of a change in accounting principle	—	—	(.36)

Earnings (Loss) Per Share – Basic	$1.87	$1.09	$(.21)

Earnings (Loss) Per Share – Diluted:
Continuing operations	$1.41	$1.36	$1.34
Discontinued operations	.43	(.28)	(1.19)

Earnings per share before cumulative effect of a change in accounting principle	1.84	1.08	.15
Cumulative effect of a change in accounting principle	—	—	(.36)

Earnings (Loss) Per Share – Diluted	$1.84	$1.08	$(.21)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts
As of October 29, 2004 and October 31, 2003

	2004	2003
	(Restated)	(Restated)
Assets

Current Assets
Cash and cash equivalents	$29,479	$131,363
Cash in escrow	8,511	4,536
Short-term investments	—	12,797
Accounts receivable, net of allowances of $3,687 and $2,669	132,206	98,395
Inventories	119,054	76,345
Income tax refundable	—	7,677
Deferred income tax benefits	23,499	18,726
Prepaid expenses	9,441	7,030
Other current assets	435	—

Total Current Assets	322,625	356,869

Property, Plant and Equipment
Land	17,341	15,589
Buildings	80,998	59,995
Machinery and equipment	177,098	151,297

	275,437	226,881
Accumulated depreciation	130,302	109,791

	145,135	117,090

Other Non-Current Assets
Goodwill	247,817	185,353
Intangibles, net	169,876	114,930
Debt issuance costs, net of accumulated amortization of $928 and $244	5,818	6,301
Deferred income tax benefits	11,216	—
Other assets	32,861	22,284

Total Assets	$935,348	$802,827

See Notes to Consolidated Financial Statements.

As of October 29, 2004 and October 31, 2003

	2004	2003
	(Restated)	(Restated)
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$37,867	$23,273
Accrued liabilities	97,038	74,991
Credit facilities	6,977	2,312
Current maturities of long-term debt	1,031	30,473
Federal and foreign income taxes	6,678	1,184

Total Current Liabilities	149,591	132,233

Long-Term Liabilities
Long-term debt, net of current maturities	249,056	246,792
Deferred income taxes	43,443	27,325
Other liabilities	29,852	—

Commitments and Contingencies	—	—
Net Liabilities of Discontinued Operations	—	408

Minority Interest	2,378	—

Shareholders’ Equity
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 21,319,698 and 21,062,999 shares	4,264	4,213
Additional paid-in capital	144,879	137,797
Retained earnings	287,344	247,761
Accumulated other comprehensive income	24,541	6,298

Total Shareholders’ Equity	461,028	396,069

Total Liabilities and Shareholders’ Equity	$935,348	$802,827

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In Thousands
For Each of the Three Fiscal Years
in the Period Ended October 29, 2004

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$39,583	$22,835	$(4,361)
Minority interest	22	—	—
Depreciation and amortization	31,145	26,215	17,563
Deferred income tax (benefit)	3,264	9,235	(1,947)
Stock-based compensation	4,326	1,428	4,711
Loss (gain) on disposal and holding period loss on discontinued operations	(12,521)	9,282	22,718
Gain on sale of land	(892)	—	—
Loss (gain) on sale of product line	(3,434)	66	—
Working capital changes, net of effect of acquisitions
Accounts receivable	(9,032)	(9,516)	5,544
Inventories	(9,095)	6,322	2,936
Prepaid expenses	(659)	117	(457)
Accounts payable	2,600	(4,396)	5,049
Accrued liabilities	10,240	4,926	1,914
Federal and foreign income taxes	8,951	(923)	(10,197)
Other liabilities	4,359	—	—
Other, net	(5,530)	197	9,483

	63,327	65,788	52,956

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(22,126)	(17,130)	(15,709)
Proceeds from sale of discontinued operations	10,000	3,850	—
Proceeds from sale of product line	3,475	5,630	—
Proceeds from sale of land	1,654	—	—
Escrow deposit	(12,500)	(1,036)	(3,500)
Capital dispositions	778	766	559
Purchase of short-term investments	—	(12,797)	—
Sale of short-term investments	12,797	—	—
Acquisitions of businesses, net of cash acquired	(138,811)	(111,735)	(124,649)

	(144,733)	(132,452)	(143,299)

For Each of the Three Fiscal Years
in the Period Ended October 29, 2004

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,807	2,424	—
Net change in credit facilities	4,122	2,279	(1,960)
Repayment of long-term debt, net	(29,429)	(732)	(6,346)
Debt and other issuance costs	(268)	(7,735)	—
Proceeds from note issuance	—	175,000	—

	(22,768)	171,236	(8,306)

Effect of foreign exchange rates on cash	2,290	4,280	1,220

Net increase (decrease) in cash and cash equivalents	(101,884)	108,852	(97,429)
Cash and cash equivalents – beginning of year	131,363	22,511	119,940

Cash and cash equivalents – end of year	$29,479	$131,363	$22,511

Supplemental Cash Flow Information
Cash paid for interest	$17,394	$6,945	$7,247
Cash paid (refunded) for taxes	(1,909)	(558)	7,296
See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders’
Equity and Comprehensive Income
In Thousands, Except Per Share Amounts
For Each of the Three Fiscal Years
in the Period Ended October 29, 2004

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Common Stock, Par Value $.20 Per Share
Beginning of year	$4,213	$4,157	$4,143
Shares issued under stock option plans	51	56	14

End of year	4,264	4,213	4,157

Additional Paid-in Capital
Beginning of year	137,797	134,001	129,491
Shares issued under stock option plans	2,756	2,368	(201)
Stock-based compensation expense	4,326	1,428	4,711

End of year	144,879	137,797	134,001

Retained Earnings
Beginning of year	247,761	224,926	229,287
Net earnings (loss)	39,583	22,835	(4,361)

End of year	287,344	247,761	224,926

Accumulated Other Comprehensive Gain (Loss)
Beginning of year	6,298	(5,920)	(11,128)
Change in fair value of derivative financial instruments, net of tax	581	61	(67)
Adjustment for supplemental executive pension liability, net of tax	(850)	—	—
Foreign currency translation adjustment	18,512	12,157	5,275

End of year	24,541	6,298	(5,920)

Total Shareholders’ Equity	$461,028	$396,069	$357,164

Comprehensive Income
Net earnings (loss)	$39,583	$22,835	$(4,361)
Change in fair value of derivative financial instruments, net of tax	581	61	(67)
Adjustment for supplemental executive pension liability, net of tax	(850)	—	—
Foreign currency translation adjustment	18,512	12,157	5,275

Comprehensive Income	$57,826	$35,053	$847

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
Stock-based Compensation
The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. The variable method of accounting is used to account for stock option plans where the option holders are permitted to exercise options by surrendering the option subject to the grant in payment of the exercise price of the option and the related statutory taxes. No compensation cost is recognized at the grant date because the exercise price of all stock option grants is equal to the market price of the Company’s common stock as of the date of the grant. However, subsequent changes in the market price of the Company’s common stock to the date of exercise or forfeiture results in a change in measure of compensation cost. Additional disclosures as required under Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement No. 123), are included below. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines.
As prescribed by Statement No. 123, including compensation cost for the Company’s stock option and employee stock purchase plans, pro forma disclosures for fiscal years 2004, 2003 and 2002 would have been:
In Thousands, Except Per Share Amounts

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Net earnings (loss) as reported	$39,583	$22,835	$(4,361)
Stock-based compensation cost, net of income tax included in net earnings (loss) as reported	2,906	1,061	2,995
Stock-based compensation cost, net of income tax under the fair value method of accounting	(1,784)	(1,295)	(1,285)

Pro forma net earnings (loss)	40,705	22,601	(2,651)

Basic earnings (loss) per share as reported	$1.87	$1.09	$(.21)
Pro forma basic earnings (loss) per share	1.92	1.08	(.13)

Diluted earnings (loss) per share as reported	$1.84	$1.08	$(.21)
Pro forma diluted earnings (loss) per share	1.89	1.07	(.13)

The weighted average Black-Scholes value of options granted during fiscal years 2004, 2003 and 2002 was $12.81, $9.72 and $9.05, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal years 2004, 2003 and 2002 were as follows:

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Volatility	47.1%	48.5%	47.5%
Risk-free interest rate	3.12 – 3.84%	2.88 – 3.94%	2.79 – 4.03%
Expected life (years)	5–8	5–8	5–8
Dividends	–	–	–

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

Note 2: Restatement, Stock Option Accounting
The Company has restated its financial statements to account for the Company’s non-qualified stock option plan using variable accounting because grantees were permitted to exercise stock options by surrendering stock under the grant to pay for the exercise price and statutory taxes. The Company previously accounted for these stock option grants as fixed awards under APB No. 25. As a result, the Company recorded additional stock-based compensation expense under the variable method of accounting and the related income tax adjustments. These adjustments are reflected in the financial statements with the cumulative adjustment at October 26, 2001 resulting in an increase in additional paid in capital of $16.2 million, a decrease in retained earnings of $14.7 million and increase in deferred income tax assets of $1.5 million. Comparing the previously reported amounts to the restated amounts, additional paid in capital increased by $20.5 million, $21.0 million and $24.3 million, retained earnings decreased by $17.7 million, $18.8 million and $21.8 million, and deferred income tax assets increased by $2.7 million, $2.2 million and $2.5 million at October 25, 2002, October 31, 2003 and October 29, 2004, respectively. In addition, the adjustments decreased net income by $3.0 million or $.15 per diluted share in fiscal year 2002, $1.1 million or $.05 per diluted share in fiscal year 2003, and $3.0 million or $.14 per diluted share in fiscal year 2004.
A summary of the significant effects of the restatement for fiscal years 2004, 2003 and 2002 is as follows:
In Thousands, Except Per Share Amounts

	2004		2003		2002
	As	As	As	As	As	As
	Reported	Restated	Reported	Restated	Reported	Restated
Selling, general & administrative expenses	$117,689	$122,015	$107,797	$109,225	$79,086	$83,797
Income from continuing operations	33,374	30,402	29,741	28,643	31,284	28,252
Net income (loss)	42,555	39,583	23,933	22,835	(1,329)	(4,361)
Income (loss) from continuing operations per share
Basic	$1.57	$1.43	$1.42	$1.37	$1.51	$1.36
Diluted	$1.55	$1.41	$1.41	$1.36	$1.49	$1.34
Net income (loss) per share
Basic	$2.01	$1.87	$1.15	$1.09	$(.07)	$(.21)
Diluted	$1.98	$1.84	$1.13	$1.08	$(.06)	$(.21)
Deferred income tax benefits	$20,984	$23,499	$16,529	$18,726	$25,069	$27,792
Shareholders’ Equity	$458,513	$461,028	$393,872	$396,069	$354,441	$357,164

NOTE 3: Accounting Changes
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

		Actual
Plan assets allocation as of fiscal year end:	Target	2004	2003
Equity securities	65-75%	67.4%	69.9%
Debt securities	25-35%	32.6%	30.1%

Total		100.0%	100.0%
Net periodic pension cost for the Company’s defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands	2004	2003	2002
Components of Net Periodic Cost
Service cost	$3,838	$3,524	$2,744
Interest cost	7,618	7,088	6,822
Expected return on plan assets	(9,766)	(8,416)	(9,819)
Amortization of transition asset	—	77	81
Amortization of prior service cost	19	18	68
Amortization of actuarial loss	468	1,596	122

Net periodic cost	$2,177	$3,887	$18

The funded status of the defined benefit pension plans at the end of fiscal 2004 and 2003 were as follows:

In Thousands	2004	2003
Benefit Obligation
Beginning balance	$114,196	$107,337
Service cost	3,838	3,524
Interest cost	7,620	7,088
Actuarial loss	7,300	3,194
Acquisitions	40,542	—
Amendments	—	(487)
Benefits paid	(7,168)	(6,460)

Ending balance	$166,328	$114,196

Plan Assets — Fair Value
Beginning balance	$115,202	$102,107
Actual gain on plan assets	14,577	19,519
Acquisitions	19,141	—
Company contributions	559	36
Benefits paid	(7,168)	(6,460)

Ending balance	$142,311	$115,202

Reconciliation of Funded Status to Net Amount Recognized
Funded status — plan assets relative to benefit obligation	$(24,017)	$1,006
Unrecognized net actuarial loss	17,910	15,838
Unrecognized prior service costs (benefit)	(12)	6
Unrecognized net loss	(31)	—

Net amount recognized	$(6,150)	$16,850

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$17,647	$18,980
Accrued benefit liability	(25,277)	(2,130)
Intangible assets	141	—
Accumulated other comprehensive income	1,339	—

Net amount recognized	$(6,150)	$16,850

The accumulated benefit obligation for all pension plans was $159,689,514 at October 29, 2004 and $105,795,633 at October 31, 2003.

Estimated future benefit payments expected to be paid from the plan or from our assets are as follows:

In Thousands
2005	$9,840
2006	10,588
2007	11,037
2008	11,616
2009	12,046
2010-2014	65,590
Employees may participate in certain defined contribution plans. The Company’s contribution expense under these plans totaled $5,796,000, $4,790,000 and $3,227,000 in fiscal 2004, 2003 and 2002, respectively.

NOTE 10: Income Taxes
Income tax expense from continuing operations for each of the fiscal years consisted of:

	2004	2003	2002
In Thousands	(Restated)	(Restated)	(Restated)
Current
U.S. Federal	$8,214	$10,325	$7,397
State	1,000	600	(123)
Foreign	284	2,230	3,423

	9,498	13,155	10,697
Deferred
U.S. Federal	3,705	(1,435)	(1,561)
State	847	(180)	(28)
Foreign	(4,079)	1,180	(326)

	473	(435)	(1,915)

Income tax expense	$9,971	$12,720	$8,782

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

	2004	2003	2002
In Thousands	(Restated)	(Restated)	(Restated)
U.S.	$34,111	$34,654	$27,355
Foreign	6,284	6,709	9,679

Income from continuing operations, before income taxes	$40,395	$41,363	$37,034

Primary components of the Company’s deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

	2004	2003
In Thousands	(Restated)	(Restated)
Reserves and liabilities	$12,667	$13,896
Tax credit carryforwards	2,116	—
NOL carryforwards	13,677	—
Employee benefits	3,740	3,281
Non-qualified stock options	2,515	2,197
Other	1,158	—

Total deferred tax assets	35,873	19,374

Depreciation and amortization	(14,851)	(13,061)
Intangibles and amortization	(25,310)	(6,875)
Retirement benefits	(4,440)	(6,194)
Other	—	(1,843)

Total deferred tax liabilities	(44,601)	(27,973)

Net deferred tax liabilities	$(8,728)	$(8,599)

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
The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $0.5 million in fiscal 2004. There was no incremental tax benefit in fiscal 2003 and 2002.
No valuation allowance was considered necessary on deferred tax assets.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2004	2003	2002
	(Restated)	(Restated)	(Restated)
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.6	0.9	(0.2)
Foreign taxes	(5.6)	(0.7)	0.5
Export sales benefit	(1.6)	(2.0)	(2.7)
Pass-through entities	6.6	—	—
Foreign tax credits	(5.4)	—	—
Research & development credits	(4.2)	(5.0)	(8.0)
Tax accrual adjustment	(2.0)	2.1	(0.4)
Other, net	0.3	0.5	(0.5)

Effective income tax rate	24.7%	30.8%	23.7%

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
Maturities of long-term debt at October 29, 2004, were as follows:
In Thousands
Fiscal Year

2005	$1,031
2006	30,763
2007	502
2008	438
2009	40,437
2010 and thereafter	175,147

$248,318

Short-term credit facilities at the end of fiscal 2004 and 2003 consisted of the following:

	2004		2003
	Outstanding	Interest	Outstanding	Interest
In Thousands	Borrowings	Rate	Borrowings	Rate
U.S.	$5,000	3.46%	$—	—
Foreign	1,977	2.72%	2,312	3.01%

	$6,977		$2,312

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
The following table summarizes the changes in outstanding options granted under the Company’s stock option plans:

	2004		2003		2002
		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Subject to	Exercise	Subject to	Exercise	Subject to	Exercise
	Option	Price	Option	Price	Option	Price
Outstanding, beginning of year	1,497,750	$16.25	1,618,125	$14.85	1,483,750	$13.71
Granted	229,000	25.09	245,000	18.68	260,000	17.71
Exercised	(278,250)	12.53	(264,000)	8.83	(103,750)	4.94
Cancelled	(10,500)	21.99	(101,375)	19.05	(21,875)	18.46

Outstanding, end of year	1,438,000	$18.34	1,497,750	$16.25	1,618,125	$14.85

Exercisable, end of year	877,750	$16.39	942,375	$14.94	1,052,500	$13.20

The following table summarizes information for stock options outstanding at October 29, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Shares	Life (years)	Price	Shares	Price
$ 6.44 — 11.69	242,000	3.44	$10.92	242,000	$10.92
13.25 — 16.75	285,500	5.30	14.87	221,500	14.59
17.90 — 19.63	308,250	6.42	18.40	173,250	18.59
19.65 — 22.31	289,500	6.51	20.56	176,500	20.74
22.60 — 29.00	312,750	8.53	25.12	64,500	25.27

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
Acquisitions
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

Details of the Company’s operations by business segment for the last three fiscal years were as follows:

	2004	2003	2002
In Thousands	(Restated)	(Restated)	(Restated)
Sales
Avionics & Controls	$209,498	$198,249	$171,709
Sensors & Systems	194,803	146,976	104,942
Advanced Materials	223,344	216,655	157,384
Other	524	574	774

	$628,169	$562,454	$434,809

Income From Continuing Operations
Avionics & Controls	$32,077	$29,507	$26,362
Sensors & Systems	9,791	9,876	12,176
Advanced Materials	28,004	28,671	21,670
Other	(573)	(821)	(1,420)

Segment Earnings	69,299	67,233	58,788

Corporate expense	(17,472)	(17,353)	(16,445)
Gain (loss) on sale of product line	3,943	(66)	—
Gain (loss) on derivative financial instruments	—	2,676	(1)
Interest income	1,964	868	1,814
Interest expense	(17,339)	(11,995)	(7,122)

	$40,395	$41,363	$37,034

Identifiable Assets
Avionics & Controls	$198,142	$144,492	$145,296
Sensors & Systems	374,123	219,247	98,624
Advanced Materials	267,811	262,001	257,408
Other	2	2	2
Discontinued operations	—	—	13,576
Corporate[1]	95,270	177,085	58,772

	$935,348	$802,827	$573,678

Capital Expenditures
Avionics & Controls	$6,483	$2,744	$1,980
Sensors & Systems	3,600	3,232	4,432
Advanced Materials	11,492	8,857	8,497
Other	—	—	—
Discontinued operations	61	62	580
Corporate	490	2,235	220

	$22,126	$17,130	$15,709

In Thousands	2004	2003	2002
Depreciation and Amortization
Avionics & Controls	$5,525	$4,964	$4,060
Sensors & Systems	10,954	6,449	3,083
Advanced Materials	12,394	11,982	7,156
Other	—	—	4
Discontinued operations	835	1,789	2,726
Corporate	1,437	1,031	534

	$31,145	$26,215	$17,563

[1]	Primarily cash, prepaid pension expense (see Note 9) and deferred tax assets (see Note 10).
The Company’s operations by geographic area for the last three fiscal years were as follows:

In Thousands	2004	2003	2002
Sales
Domestic
Unaffiliated customers — U.S.	$383,561	$377,947	$294,693
Unaffiliated customers — export	88,989	62,077	51,044
Intercompany	3,549	1,720	1,816

	476,099	441,744	347,553

France
Unaffiliated customers	58,788	54,857	54,944
Intercompany	5,050	3,182	3,652

	63,838	58,039	58,596

United Kingdom
Unaffiliated customers	90,531	61,998	20,354
Intercompany	2,406	65	—

	92,937	62,063	20,354

All Other Foreign
Unaffiliated customers	6,300	5,575	13,774
Intercompany	938	1,280	417

	7,238	6,855	14,191

Eliminations	(11,943)	(6,247)	(5,885)

	$628,169	$562,454	$434,809

	2004	2003	2002
In Thousands	(Restated)	(Restated)	(Restated)
Segment Earnings[1]
Domestic	$64,153	$60,531	$48,767
France	227	4,539	7,435
United Kingdom	4,745	2,861	2,025
All other foreign	174	(698)	561

	$69,299	$67,233	$58,788

Identifiable Assets[2]
Domestic	$432,365	$448,780	$420,895
France	197,431	42,828	46,683
United Kingdom	202,411	133,309	35,583
All other foreign	7,871	825	11,745

	$840,078	$625,742	$514,906

[1]	Before corporate expense, shown on page 63.

[2]	Excludes corporate, shown on page 63.
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
Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2004	2003	2002
Elastomeric products	16%	18%	20%
Sensors	21%	16%	16%
Aerospace switches and indicators	13%	15%	17%
Combustible ordnance components	8%	10%	11%

NOTE 17: Quarterly Financial Data (Unaudited)
The following is a summary of unaudited quarterly financial information:
In Thousands, Except Per Share Amounts

	Fourth	Third	Second	First
Fiscal Year 2004	(Restated)	(Restated)	(Restated)	(Restated)
Net sales	$194,763	$150,614	$150,194	$132,598
Gross margin	64,106	47,145	50,304	40,002

Income from continuing operations [1]	14,996 [2]	5,286	9,714	406 [3]
Income from discontinued operations, net of tax	7,883	626	672	—

Net earnings	$22,879 [2]	$5,912	$10,386	$406 [3]

Earnings per share — basic
Continuing operations	$.70	$.25	$.46	$.02
Discontinued operations [4]	.37	.03	.03	—

Earnings per share — basic [4]	$1.07	$.28	$.49	$.02

Earnings per share — diluted
Continuing operations [4]	$.69	$.25	$.45	$.02
Discontinued operations [4]	.37	.03	.03	—

Earnings per share — diluted [4]	$1.06	$.28	$.48	$.02

In Thousands, Except Per Share Amounts

	Fourth	Third		Second	First
Fiscal Year 2003	(Restated)	(Restated)		(Restated)	(Restated)
Net sales	$160,326	$140,518		$135,281	$126,329
Gross margin	53,680	45,706		40,570	38,673

Income from continuing operations [1]	8,731	8,188	[5]	5,683 [6]	6,041
Loss from discontinued operations, net of tax	—	—		(5,808)	—

Net earnings	$8,731	$8,188	[5]	$(125)[6]	$6,041

Earnings per share — basic
Continuing operations	$.41	$.39		$.27	$.29
Discontinued operations [4]	—	—		(.28)	—

Earnings per share — basic [4]	$.41	$.39		$(.01)	$.29

Earnings per share — diluted
Continuing operations [4]	$.41	$.38		$.27	$.28
Discontinued operations [4]	—	—		(.28)	—

Earnings per share — diluted [4]	$.41	$.38		$(.01)	$.28

[1]	The effects of stock options expense, net of tax, are included in income from continuing operations and presented below:

	Fourth	Third	Second	First
Fiscal Year 2004	$(237)	$(1,737)	$474	$(1,472)
Fiscal Year 2003	$(681)	$(256)	$(359)	$198
[2]	Included a $3.4 million gain on the sale of a product line in the Sensors & Systems segment.

[3]	Included $4.5 million in legal, severance and early retirement expense in the Sensors & Systems segment. Included a $1.9 million reduction of previously estimated tax liabilities associated with the receipt of a NOPA from the Internal Revenue Service.

[4]	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[5]	Included the $2.7 million foreign currency gain recorded upon settlement of foreign currency forward contracts used to hedge the U.K. £55.0 million cash price for the Weston Group. Included $929,000 in severance incurred in connection with the closing of facilities and termination of affected employees of a product line in the Sensors & Systems segment.

[6]	Included an $863,000 gain on the sale of a product line in the Sensors & Systems segment.

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

Condensed Consolidating Balance Sheet as of October 29, 2004
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$6,859	$2,353	$20,267	$—	$29,479
Cash in escrow	8,511	—	—	—	8,511
Accounts receivable, net	2,221	83,115	46,870	—	132,206
Inventories	—	76,168	42,886	—	119,054
Deferred income tax benefits	40,630	—	(17,131)	—	23,499
Prepaid expenses	353	3,598	5,490	—	9,441
Other current assets	147	288	—	—	435

Total Current Assets	58,721	165,522	98,382	—	322,625

Property, Plant & Equipment, Net	2,369	99,360	43,406	—	145,135
Goodwill	—	175,607	72,210	—	247,817
Intangibles, Net	141	77,160	92,575	—	169,876
Debt Issuance Costs, Net	5,818	—	—	—	5,818
Deferred Income Tax Benefits	11,216	—	—	—	11,216
Other Assets	9,780	18,309	4,772	—	32,861
Amounts Due To (From) Subsidiaries	152,346	36,188	—	(188,534)	—
Investment in Subsidiaries	558,234	—	92	(558,326)	—

Total Assets	$798,625	$572,146	$311,437	$(746,860)	$935,348

Condensed Consolidating Balance Sheet as of October 29, 2004
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$520	$16,814	$20,533	$—	$37,867
Accrued liabilities	29,880	41,466	25,692	—	97,038
Credit facilities	5,000	—	1,977	—	6,977
Current maturities of long-term debt	—	50	981	—	1,031
Federal and foreign income taxes	2,996	75	3,607	—	6,678

Total Current Liabilities	38,396	58,405	52,790	—	149,591

Long-Term Debt, Net	246,769	7	2,280	—	249,056
Deferred Income Taxes	43,149	—	294	—	43,443
Other Liabilities	9,283	13,840	6,729	—	29,852
Amounts Due To (From) Subsidiaries	—	—	186,310	(186,310)	—
Minority Interest	—	—	2,378	—	2,378
Shareholders’ Equity	461,028	499,894	60,656	(560,550)	461,028

Total Liabilities and Shareholders’ Equity	$798,625	$572,146	$311,437	$(746,860)	$935,348

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2004
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$475,626	$155,073	$(2,530)	$628,169
Cost of Sales	—	328,307	100,835	(2,530)	426,612

	—	147,319	54,238	—	201,557

Expenses
Selling, general and administrative	—	82,307	39,708	—	122,015
Research, development and engineering	—	12,134	15,581	—	27,715

Total Expenses	—	94,441	55,289	—	149,730

Operating Earnings from Continuing Operations	—	52,878	(1,051)	—	51,827

Gain on sale of business	(1,700)	—	(1,734)	—	(3,434)
Interest income	(14,316)	(3,017)	(828)	16,197	(1,964)
Interest expense	17,010	3,275	13,251	(16,197)	17,339
Other expense (income)	(520)	(239)	250	—	(509)

Other Expense, Net	474	19	10,939	—	11,432

Income (Loss) from Continuing Operations Before Taxes	(474)	52,859	(11,990)	—	40,395
Income Tax Expense (Benefit)	(140)	13,313	(3,202)	—	9,971

Income (Loss) From Continuing Operations Before Minority Interest	(334)	39,546	(8,788)	—	30,424
Minority Interest	—	—	(22)	—	(22)

Income (Loss) From Continuing Operations	(334)	39,546	(8,810)	—	30,402

Income From Discontinued Operations, Net of Tax	—	9,181	—	—	9,181
Equity in Net Income of Consolidated Subsidiaries	39,917	—	—	(39,917)	—

Net Income (Loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583
Stock-based compensation	—	3,191	1,135	—	4,326
Minority interest	—	—	22	—	22
Depreciation & amortization	—	22,320	8,825	—	31,145
Deferred income tax	3,375	—	(111)	—	3,264
Gain on disposal of discontinued operations	—	(12,521)	—	—	(12,521)
Gain on sale of land	—	(892)	—	—	(892)
Gain on sale of product line	(1,700)	—	(1,734)	—	(3,434)
Working capital changes, net of effect of acquisitions
Accounts receivable	(2,126)	(5,513)	(1,393)	—	(9,032)
Inventories	—	(6,897)	(2,198)	—	(9,095)
Prepaid expenses	(219)	760	(1,200)	—	(659)
Accounts payable	382	(684)	2,902	—	2,600
Accrued liabilities	11,800	(1,444)	(116)	—	10,240
Federal & foreign income taxes	8,935	(804)	820	—	8,951
Other liabilities	9,283	(923)	(4,001)	—	4,359
Other, net	(9,734)	5,668	(1,464)	—	(5,530)

	59,579	50,988	(7,323)	(39,917)	63,327

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(490)	(18,881)	(2,755)	—	(22,126)
Proceeds from sale of discontinued operations	—	10,000	—	—	10,000
Proceeds from sale of product line	1,700	—	1,775	—	3,475
Proceeds from sale of land	—	1,654	—	—	1,654
Escrow deposit	(12,500)	—	—	—	(12,500)
Capital dispositions	23	1,190	(435)	—	778
Sale of short-term investments	12,797	—	—	—	12,797
Acquisitions of businesses, net	—	(50,855)	(87,956)	—	(138,811)

	1,530	(56,892)	(89,371)	—	(144,733)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,807	—	—	—	2,807
Net change in credit facilities	5,000	(180)	(698)	—	4,122
Repayment of long-term debt, net	(27,996)	(77)	(1,356)	—	(29,429)
Debt and other issuance costs	(268)	—	—	—	(268)
Net change in intercompany financing	(143,641)	5,573	98,151	39,917	—

	(164,098)	5,316	96,097	39,917	(22,768)

Effect of foreign exchange rates on cash	14	(89)	2,365	—	2,290

Net increase (decrease) in cash and cash equivalents	(102,975)	(677)	1,768	—	(101,884)
Cash and cash equivalents — beginning of year	109,834	3,030	18,499	—	131,363

Cash and cash equivalents — end of year	$6,859	$2,353	$20,267	$—	$29,479

Condensed Consolidating Balance Sheet as of October 31, 2003
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$109,834	$3,030	$18,499	$—	$131,363
Cash in escrow	4,536	—	—	—	4,536
Short-term investments	12,797	—	—	—	12,797
Accounts receivable, net	95	69,297	29,003	—	98,395
Inventories	—	57,816	18,529	—	76,345
Income tax refundable	7,838	(160)	(1)	—	7,677
Deferred income tax benefits	19,687	—	(961)	—	18,726
Prepaid expenses	134	3,797	3,099	—	7,030

Total Current Assets	154,921	133,780	68,168	—	356,869

Property, Plant & Equipment, Net	2,332	89,160	25,598	—	117,090
Goodwill	—	151,696	33,657	—	185,353
Intangibles, Net	—	67,224	47,706	—	114,930
Debt Issuance Costs, Net	6,301	—	—	—	6,301
Other Assets	4,015	18,723	(454)	—	22,284
Amounts Due To (From) Subsidiaries	77,297	14,439	—	(91,736)	—
Investment in Subsidiaries	458,293	—	83	(458,376)	—

Total Assets	$703,159	$475,022	$174,758	$(550,112)	$802,827

Condensed Consolidating Balance Sheet as of October 31, 2003
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$138	$14,315	$8,820	$—	$23,273
Accrued liabilities	22,168	38,913	13,910	—	74,991
Credit facilities	—	—	2,312	—	2,312
Current maturities of long-term debt	30,000	75	398	—	30,473
Federal and foreign income taxes	—	17	1,167	—	1,184

Total Current Liabilities	52,306	53,320	26,607	—	132,233

Long-Term Debt, Net	244,765	59	1,968	—	246,792
Deferred Income Taxes	27,325	—	—	—	27,325
Net Liabilities of Discontinued Operations	—	2,719	(2,311)	—	408
Amounts Due To (From) Subsidiaries	(17,306)	—	120,585	(103,279)	—
Shareholders’ Equity	396,069	418,924	27,909	(446,833)	396,069

Total Liabilities and Shareholders’ Equity	$703,159	$475,022	$174,758	$(550,112)	$802,827

Condensed Consolidating Statement of Operations for the fiscal year ended October 31, 2003
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$439,373	$124,638	$(1,557)	$562,454
Cost of Sales	—	300,807	84,575	(1,557)	383,825

	—	138,566	40,063	—	178,629
Expenses
Selling, general and administrative	—	83,384	25,841	—	109,225
Research, development and engineering	—	9,306	10,218	—	19,524

Total Expenses	—	92,690	36,059	—	128,749

Operating Earnings from Continuing Operations	—	45,876	4,004	—	49,880

Loss on sale of business	—	—	66	—	66
Gain on derivative financial instruments	(2,676)	—	—	—	(2,676)
Interest income	(5,492)	(2,511)	(370)	7,505	(868)
Interest expense	11,624	2,530	5,346	(7,505)	11,995
Other expense (income)	(116)	96	20	—	—

Other Expense, Net	3,340	115	5,062	—	8,517

Income (Loss) from Continuing Operations Before Taxes	(3,340)	45,761	(1,058)	—	41,363
Income Tax Expense (Benefit)	(868)	13,834	(246)	—	12,720

Income (Loss) From Continuing Operations	(2,472)	31,927	(812)	—	28,643

Loss From Discontinued Operations, Net of Tax	—	(5,808)	—	—	(5,808)
Equity in Net Income of Consolidated Subsidiaries	25,307	—	—	(25,307)	—

Net Income (Loss)	$22,835	$26,119	$(812)	$(25,307)	$22,835

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$22,835	$26,119	$(812)	$(25,307)	$22,835
Stock-based compensation	—	1,137	291	—	1,428
Depreciation & amortization	—	22,230	3,985	—	26,215
Deferred income tax (benefit)	14,051	(4,221)	(595)	—	9,235
Loss on disposal and holding period loss on discontinued operations	—	9,282	—	—	9,282
Loss on sale of product line	—	—	66	—	66
Working capital changes, net of effect of acquisitions
Accounts receivable	154	(10,824)	1,154	—	(9,516)
Inventories	—	2,078	4,244	—	6,322
Prepaid expenses	(97)	(8)	222	—	117
Accounts payable	115	503	(5,014)	—	(4,396)
Accrued liabilities	7,905	1,155	(4,134)	—	4,926
Federal & foreign income taxes	(7,451)	6,639	(111)	—	(923)
Other, net	(1,754)	(2,397)	4,348	—	197

	35,758	51,693	3,644	(25,307)	65,788

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(2,235)	(12,334)	(2,561)	—	(17,130)
Proceeds from sale of business	—	3,850	5,630	—	9,480
Escrow deposit	(1,036)	—	—	—	(1,036)
Capital dispositions	38	581	147	—	766
Purchase of short-term investments	(12,797)	—	—	—	(12,797)
Acquisitions of businesses, net	—	(32,767)	(78,968)	—	(111,735)

	(16,030)	(40,670)	(75,752)	—	(132,452)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,424	—	—	—	2,424
Net change in credit facilities	—	—	2,279	—	2,279
Repayment of long-term debt	(235)	(76)	(421)	—	(732)
Debt and other issuance costs	(7,735)	—	—	—	(7,735)
Proceeds from note issuance	175,000	—	—	—	175,000
Investment in subsidiaries	(85,867)	(9,443)	70,003	25,307	—

	83,587	(9,519)	71,861	25,307	171,236

Effect of foreign exchange rates on cash	(83)	41	4,322	—	4,280

Net increase in cash and cash equivalents	103,232	1,545	4,075	—	108,852
Cash and cash equivalents — beginning of year	6,602	1,485	14,424	—	22,511

Cash and cash equivalents — end of year	$109,834	$3,030	$18,499	$—	$131,363

Condensed Consolidating Statement of Operations for the fiscal year ended October 25, 2002
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$345,689	$90,400	$(1,280)	$434,809
Cost of Sales	—	238,524	55,992	(1,280)	293,236

	—	107,165	34,408	—	141,573
Expenses
Selling, general and administrative	—	64,831	18,966	—	83,797
Research, development and engineering	—	7,472	7,961	—	15,433

Total Expenses	—	72,303	26,927	—	99,230

Operating Earnings From Continuing Operations	—	34,862	7,481	—	42,343

Loss on derivative financial instruments	1	—	—	—	1
Interest income	(2,449)	166	(315)	784	(1,814)
Interest expense	6,841	(157)	1,222	(784)	7,122
Other expense (income)	—	479	(479)	—	—

Other Expense, Net	4,393	488	428	—	5,309

Income (Loss) From Continuing Operations Before Taxes	(4,393)	34,374	7,053	—	37,034
Income Tax Expense (Benefit)	(1,838)	7,628	2,992	—	8,782

Income (Loss) From Continuing Operations	(2,555)	26,746	4,061	—	28,252

Loss From Discontinued Operations, Net of Tax	—	(24,624)	(415)	—	(25,039)
Cumulative Effect of a Change in Accounting Principle, Net of Tax	—	(7,574)	—	—	(7,574)
Equity in Net Income of Consolidated Subsidiaries	(1,806)	—	—	1,806	—

Net Income (Loss)	$(4,361)	$(5,452)	$3,646	$1,806	$(4,361)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$(4,361)	$(5,452)	$3,646	$1,806	$(4,361)
Stock-based compensation	—	3,921	790	—	4,711
Depreciation & amortization	—	15,152	2,411	—	17,563
Deferred income tax (benefit)	(764)	(1,190)	7	—	(1,947)
Loss on disposal and holding period loss on discontinued operations	—	22,718	—	—	22,718
Working capital changes, net of effect of acquisitions
Accounts receivable	639	3,057	1,848	—	5,544
Inventories	—	(105)	3,041	—	2,936
Prepaid expenses	66	(1,683)	1,160	—	(457)
Accounts payable	(412)	4,020	1,441	—	5,049
Accrued liabilities	1,714	(350)	550	—	1,914
Federal & foreign income taxes	(1,662)	(7,514)	(1,021)	—	(10,197)
Other, net	(140)	16,279	(6,656)	—	9,483

	(4,920)	48,853	7,217	1,806	52,956

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(209)	(11,186)	(4,314)	—	(15,709)
Escrow deposit	(3,500)	—	—	—	(3,500)
Capital dispositions	24	140	395	—	559
Acquisitions of businesses, net	—	(118,995)	(5,654)	—	(124,649)

	(3,685)	(130,041)	(9,573)	—	(143,299)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 25, 2002
In Thousands
(Restated)

			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Net change in credit facilities	—	—	(1,960)	—	(1,960)
Repayment of long-term debt	(5,714)	(75)	(557)	—	(6,346)
Investment in subsidiaries	(86,603)	81,613	6,796	(1,806)	—

	(92,317)	81,538	4,279	(1,806)	(8,306)

Effect of foreign exchange rates on cash	(68)	75	1,213	—	1,220

Net increase (decrease) in cash and cash equivalents	(100,990)	425	3,136	—	(97,429)
Cash and cash equivalents — beginning of year	107,592	1,060	11,288	—	119,940

Cash and cash equivalents — end of year	$6,602	$1,485	$14,424	$—	$22,511

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
As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheets as of October 29, 2004 and October 31, 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 29, 2004 have been restated.
As discussed in Note 3 to the consolidated financial statements, effective October 27, 2001 the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.
Ernst & Young LLP
Seattle, Washington
December 10, 2004, except as to the restatement discussed in note 2, as to which the date is December 7, 2005