Form 10-K, Exhibit 13
period 2005-10-28
ESTERLINE TECHNOLOGIES CORP
filed 2006-01-06
CIK 33619

Exhibit 13
Financial Highlights
In Thousands, Except Per Share Amounts

For Fiscal Years	2005	2004
Operating Results
Net sales	$835,403	$613,610
Segment earnings	105,799	67,890
Income from continuing operations	51,034	29,375
Income from discontinued operations, net of tax	6,992	10,208
Net earnings	58,026	39,583

Earnings per share — diluted:
Continuing operations	2.02	1.37
Discontinued operations	.27	.47
Earnings per share	2.29	1.84

Weighted average shares outstanding — diluted	25,302	21,539

Financial Position
Total assets	$1,115,248	$935,348
Property, plant and equipment, net	138,214	145,135
Long-term debt, net	175,682	249,056
Shareholders’ equity	620,864	461,028

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations
OVERVIEW
We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. The Avionics & Controls segment designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles, secure communications systems, specialized medical equipment, and other industrial applications. The Sensors & Systems segment produces high-precision temperature and pressure sensors, micro-motors, motion control sensors, and other related systems, principally for aerospace and defense customers. The Advanced Materials segment develops and manufactures high-performance elastomer products used in a wide range of commercial aerospace and military applications and combustible ordnance components and electronic warfare countermeasure devices for military customers. Sales in all segments include domestic, international, defense and commercial customers.
Our current business and strategic plan focuses on the continued development of our products in three key technology segments: avionics and controls, sensors and systems and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering. On December 16, 2005, we acquired all of the outstanding capital stock of Darchem Holdings Limited (Darchem), a $70 million (estimated annual sales) manufacturer of thermally engineered components for critical aerospace applications for U.K. £67.5 million in cash (approximately $120.0 million), subject to adjustment based on the amount of cash and net working capital of Darchem as of closing. Darchem holds a leading position in its niche market and fits our engineered-to-order model and will be included in our Advanced Materials segment. On June 3, 2005, we acquired all of the outstanding capital stock of Palomar Products, Inc. (Palomar), a $25 million (estimated annual sales) manufacturer of secure military communications products, for approximately $21.3 million in cash before a $4.2 million escrow deposit, acquisition costs and the estimated change in net equity value from December 31, 2004 to closing. A purchase price adjustment is payable to the seller contingent upon achievement of financial results through December 31, 2005. Palomar’s products extend the Company’s avionics and controls product lines.
On January 28, 2005, we completed the sale of the outstanding stock of our wholly owned subsidiary Fluid Regulators Corporation (Fluid Regulators), which was included in our Sensors & Systems segment, for approximately $23.7 million. As a result of the sale, we recorded a gain of approximately $7.0 million, net of tax of $2.4 million, in the first fiscal quarter of 2005.

On July 25, 2002, our Board of Directors adopted a formal plan for the sale of the assets and operations of our former Automation segment. Upon the final disposition of our discontinued Automation operations in the fourth fiscal quarter of 2004, we recorded an $8.0 million gain, net of $4.5 million in tax, including the reversal of estimated reserves, which were recognizable upon the sale of the business.
On May 13, 2005, we closed a small unit in our Other segment and incurred $0.4 million in severance, net of $0.2 million in tax, in the second quarter of fiscal 2005.
The dispositions and closure described above are reported as discontinued operations and the consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Results of Continuing Operations
Fiscal 2005 Compared with Fiscal 2004
Sales for fiscal 2005 increased 36.1% over the prior year. Sales by segment were as follows:

	Increase (Decrease)
Dollars In Thousands	From Prior Year	2005	2004
Avionics & Controls	24.8%	$261,550	$209,498
Sensors & Systems	76.8%	319,539	180,768
Advanced Materials	13.9%	254,314	223,344

Total		$835,403	$613,610

The 24.8% increase in Avionics & Controls reflected incremental sales from the Leach medical and Palomar business units, higher sales of cockpit controls, and increased sales volumes of aftermarket cockpit switches. These increases were partially offset by lower sales of technology interface systems for land-based military vehicles.
The 76.8% increase in Sensors & Systems principally reflected $107.7 million in incremental sales from the Leach acquisition, enhanced sales of temperature and pressure sensors, and motion control distribution sales to the British Ministry of Defence (British MoD). The increase also reflected a stronger euro relative to the U.S. dollar, as the average exchange rate from the euro to the U.S. dollar increased from 1.22 in fiscal 2004 to 1.27 in fiscal 2005.
The 13.9% increase in Advanced Materials reflected higher sales of flare countermeasure devices, elastomer material and increased sales at our metal finishing unit. These increases were partially offset by lower sales of combustible ordnance due to reduced U.S. Army requirements.
Sales to foreign customers, including export sales by domestic operations, totaled $345.8 million and $244.2 million, and accounted for 41.4% and 39.8% of our sales for fiscal 2005 and 2004, respectively.
Overall, gross margin as a percentage of sales was 31.4% and 31.8% for fiscal 2005 and 2004, respectively. Avionics & Controls segment gross margin was 33.3% and 33.7% for fiscal 2005 and 2004, respectively, reflecting a higher mix of lower margin medical equipment sales. The impact from medical equipment sales was partially offset by a higher mix of aftermarket product and cockpit controls sales and software support services performed by our AVISTA unit. Additionally, gross margin in fiscal 2004 reflected plant relocations and consolidation of facilities. Mason Electric Co. and Janco Corporation moved from their respective facilities to one new facility. This move required more time to execute than originally anticipated, resulting in higher than expected moving expenses, operating inefficiencies and delayed shipments. Sensors & Systems segment gross margin was 34.5% and 36.5% for fiscal 2005 and 2004, respectively. The decrease in Sensors & Systems gross margin from fiscal 2004 was largely a result of a higher sales mix of electrical power switching, control and data communication devices sold by Leach. Leach products tend to have a lower gross margin on average than other products included in the Sensors & Systems segment. A loss provision on shipments of off-spec products also contributed to the decrease in gross margin. Gross margin was also impacted by a weaker U.S. dollar compared to the euro on U.S. dollar-denominated sales and euro-based cost of sales. Advanced Materials segment gross margin was 25.3% and 26.1% for fiscal 2005 and 2004, respectively. Lower sales volumes of combustible ordnance and incremental start-up costs on certain flare countermeasure devices were partially offset by improved gross margins at our elastomer material and metal finishing operations. Comparing fiscal 2005 and fiscal 2004, our elastomer material gross margins were aided by lower integration and workers’ compensation expenses and higher sales volumes to aerospace customers, resulting in an increased recovery of fixed expenses. In fiscal 2004, our elastomer material operations were impacted by certain operational inefficiencies from integrating acquired businesses, which resulted in higher labor costs. Improved gross margins at our metal finishing operations reflected an improved recovery of fixed expenses due to higher sales and increased selling prices.
Selling, general and administrative expenses (which include corporate expenses) increased to $137.4 million in fiscal 2005 compared with $118.7 million in fiscal 2004. Selling, general and administrative expenses include stock option expense of $2.8 million and $4.3 million in fiscal 2005 and 2004, respectively. These are non-cash charges resulting from mark-to-market adjustments under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Leach acquisition partially offset by certain expense reductions at Sensors & Systems operations and the decrease in stock option expense. As a percentage of sales, selling, general and administrative expenses were 16.5% and 19.4% in fiscal 2005 and 2004, respectively. The decrease in selling, general and administrative expense as a percentage of sales principally reflected $4.5 million in severance expense in our Sensors & Systems segment incurred in the prior-year period, lower stock option expense and higher sales volumes without a proportional increase in the expense during fiscal 2005.
Research, development and related engineering spending increased to $42.2 million, or 5.1% of sales, in fiscal 2005 compared with $25.9 million, or 4.2% of sales, in fiscal 2004. The increase in research, development and related engineering largely reflects spending on the A400 primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. Research, development and related engineering spending is expected to continue to increase in fiscal 2006 before returning to more historical levels.
Segment earnings (which exclude corporate expenses) increased 55.8% during fiscal 2005 to $105.8 million compared to $67.9 million in the prior year. Avionics & Controls segment earnings were $37.3 million for fiscal 2005 compared with $32.1 million in fiscal 2004 and reflected increased earnings from higher sales of cockpit controls to the aftermarket and OEM customers. These earnings included a $3.1 million increase in research, development and engineering spending. Avionics & Controls results were partially offset by weaker earnings from medical equipment operations. Comparatively, fiscal 2004 Avionics & Controls earnings were impacted by the relocation and consolidation of facilities. Stock option expense was $0.7 million and $1.0 million in fiscal 2005 and 2004, respectively.

Sensors & Systems segment earnings were $34.5 million for fiscal 2005 compared with $7.8 million in fiscal 2004. The increase in Sensors & Systems earnings from fiscal 2004 reflected incremental earnings from the Leach acquisition, higher sales volumes, and lower severance expenses. Sensors & Systems earnings also reflected a $13.1 million increase in research, development and engineering spending which was principally incurred by our Leach units. The decrease in severance expense compared with fiscal 2004 reflected $4.5 million in severance and legal costs incurred in the first fiscal quarter of 2004. Sensors & Systems earnings also reflected the impact of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses. Stock option expense was $0.4 million and $0.8 million in fiscal 2005 and 2004, respectively.
Advanced Materials segment earnings were $34.0 million for fiscal 2005 compared with $28.0 million for fiscal 2004. Advanced Materials earnings reflected higher sales and earnings from our elastomer and metal finishing operations. Advanced Materials earnings were impacted by lower sales and earnings at our combustible ordnance operations, and higher operating expenses at our flare countermeasure operations. Stock option expense was $1.3 million and $1.5 million in fiscal 2005 and 2004, respectively.
During the fourth quarter of fiscal 2004, we sold a product line in our Sensors & Systems segment and recorded a gain of $3.4 million. The gain is reflected in Other Expense, Net.
Interest income increased to $4.1 million during fiscal 2005 compared with $2.0 million in fiscal 2004, reflecting interest earned on increased balances of cash and cash equivalents and short-term investments. Interest expense increased to $18.2 million during fiscal 2005 compared with $17.3 million in the prior year, due to the increased interest rate on our variable rate borrowing. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.
The effective income tax rate for continuing operations for fiscal 2005 was 24.1% compared with 24.6% in fiscal 2004. The effective tax rate was lower than the statutory rate, as both years benefited from various tax credits and deductions. In addition, in fiscal 2005, we recognized a $2.0 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of U.S. and non-U.S. tax returns to the provision for income taxes. In fiscal 2004, we recognized a $1.9 million reduction of previously estimated tax liabilities as a result of receiving a Notice of Proposed Adjustment (NOPA) from the Internal Revenue Service covering the audit of research and development tax credits for fiscal years 1997 through 1999. Due to the NOPA and the expectation of a similar result for fiscal years 2000 through 2003, we revised our estimated liability for income taxes as of January 30, 2004. The current year’s results benefited from the 18-month extension by the U.S. Congress of the Research and Experimentation Credit (R&D credit) from June 30, 2004 to December 31, 2005. As the R&D credit is scheduled to expire on December 31, 2005, we anticipate a significantly reduced benefit in fiscal 2006. In addition, the U.S. Congress passed a bill that phases out certain export incentives beginning in fiscal 2005, which will slightly increase our effective tax rate. We expect this increase to be more than offset beginning in fiscal 2006 by the phase-in of tax incentives for domestic manufacturing. While one of the provisions of this tax bill allows for the repatriation of undistributed earnings of foreign subsidiaries at potentially favorable rates through fiscal 2005, our accumulated earnings of foreign subsidiaries are considered indefinitely reinvested. Accordingly, Esterline will not repatriate funds and take advantage of these favorable repatriation rules.
Income from continuing operations was $51.0 million, or $2.02 per share on a diluted basis, compared with $29.4 million, or $1.37 per share, in fiscal 2004. Net earnings were $58.0 million, or $2.29 per share on a diluted basis in fiscal 2005, compared with net earnings of $39.6 million, or $1.84 per share, in fiscal 2004. Net earnings in fiscal 2005 included net income of $7.0 million, or $.27 per share, from discontinued operations. Net earnings in fiscal 2004 included net income of $10.2 million, or $.47 per share, from discontinued operations.
New orders for fiscal 2005 were $894.4 million compared with $742.8 million for fiscal 2004. Avionics & Controls orders for fiscal 2005 increased 24.4% from the prior-year period and reflected the acquisitions of the Leach medical and Palomar units. Sensors & Systems orders for fiscal 2005 increased 26.5% from the prior-year period and reflected the acquisition of Leach. Advanced Materials orders for fiscal 2005 increased 9.1% from the prior-year period and reflected increased aerospace orders and was partially offset by lower program requirements for combustible ordnance. Backlog at the end of fiscal 2005 was $482.8 million compared with $423.8 million at the end of the prior year. The increase in backlog principally reflects the Palomar acquisition. Approximately $234.6 million is scheduled to be delivered after fiscal 2006. Backlog is subject to cancellation until delivery.

Fiscal 2004 Compared with Fiscal 2003
Sales for fiscal 2004 increased 11.7% over the prior year. Sales by segment were as follows:

	Increase (Decrease)
Dollars In Thousands	From Prior Year	2004	2003
Avionics & Controls	5.7%	$209,498	$198,249
Sensors & Systems	34.7%	180,768	134,228
Advanced Materials	3.1%	223,344	216,655

Total		$613,610	$549,132

The 5.7% increase in Avionics & Controls principally reflected incremental sales from the Leach medical unit and AVISTA acquisitions, increased sales of technology interface systems for land-based military vehicles, higher sales of cockpit grips and controls, and increased sales volumes of aftermarket cockpit switches. These increases were partially offset by lower sales volumes of specialized medical equipment and, specifically, defense related cockpit switch sales which last year benefited from a defense retrofit program.
The 34.7% increase in Sensors & Systems principally reflected $63.8 million in incremental sales from the Leach and Weston Group acquisitions, and was partially offset by a reduction in distribution sales to the British Ministry of Defence (British MoD) and the sale of two small product lines in the second quarter of fiscal 2003 and fourth quarter of fiscal 2004, respectively. The increase also reflected a stronger euro relative to the U.S. dollar, as the average exchange rate from the euro to the U.S. dollar increased from 1.09 in fiscal 2003 to 1.22 in fiscal 2004.
The 3.1% increase in Advanced Materials reflected higher sales of flare countermeasure devices and elastomer sales to aerospace and industrial commercial customers and was partially offset by lower sales of combustible ordnance due to reduced U.S. Army requirements. Additionally, certain elastomer material sales declined due to lower requirements from defense customers.
Sales to foreign customers, including export sales by domestic operations, totaled $244.2 million and $184.3 million, and accounted for 39.8% and 33.6% of our sales for fiscal 2004 and 2003, respectively.
Overall, gross margin as a percentage of sales was 31.8% and 31.4% for fiscal 2004 and 2003, respectively. Avionics & Controls segment gross margin was 33.7% for both fiscal 2004 and 2003, reflecting lower sales volumes and margins on specialized medical equipment and cockpit switches, offset by a higher mix of aftermarket product sales, incremental gross margin from the AVISTA acquisition and strong fourth quarter performance at our Mason Electric (Mason) operation. In the third quarter of fiscal 2004, Mason and Janco Corporation moved from their separate facilities to one new facility. This move required more time and expense to execute than originally anticipated, resulting in higher than expected moving expenses, operating inefficiencies and delayed shipments. By the fourth quarter, the combined operation had substantially reduced delinquent shipments and operating inefficiencies which had resulted from the move. Sensors & Systems segment gross margin was 36.5% and 32.8% for fiscal 2004 and

2003, respectively. The increase in Sensors & Systems gross margin from fiscal 2003 was largely due to the Weston Group acquisition and its higher margin product mix. Gross margin was also impacted by a weaker U.S. dollar compared to the euro on U.S. dollar-denominated sales and euro-based cost of sales. Advanced Materials segment gross margin was 26.1% and 28.3% for fiscal 2004 and 2003, respectively. The decrease in Advanced Materials gross margin from fiscal 2003 reflected an unfavorable sales mix of lower margin countermeasure devices and certain operational inefficiencies from integrating acquired businesses, which resulted in higher labor costs at our elastomer operations.
Selling, general and administrative expenses (which include corporate expenses) increased to $118.7 million in fiscal 2004 compared with $105.3 million in fiscal 2003. Selling, general and administrative expenses include stock option expense of $4.3 million and $1.4 million in fiscal 2004 and 2003, respectively, which are non-cash charges resulting from mark-to-market adjustments under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Leach, Weston Group and AVISTA acquisitions and the increase in stock option expense, partially offset by expense reductions at Sensors & Systems and our Advanced Materials elastomer operations. As a percentage of sales, selling, general and administrative expenses were 19.4% and 19.2% in fiscal 2004 and 2003, respectively.
Research, development and related engineering spending increased to $25.9 million, or 4.2% of sales, in fiscal 2004 compared with $17.8 million, or 3.2% of sales, in fiscal 2003. This is consistent with our philosophy of continually investing in new products and capabilities regardless of the business cycle. Additionally, the increase in research, development and related engineering expense reflects the requirement to fund development for new programs for our OEM customers.
Segment earnings (which exclude corporate expenses) increased 2.1% during fiscal 2004 to $67.9 million compared to $66.5 million in fiscal 2003. Avionics & Controls segment earnings were $32.1 million for fiscal 2004 compared with $29.5 million in fiscal 2003. The increase in Avionics & Controls reflected incremental earnings from the AVISTA acquisition, higher sales of controls and grips, and technology interface systems for land-based military vehicles. Avionics & Controls earnings were impacted by the shipment of acquired inventories of the Leach medical unit, which were valued at fair market value at acquisition in accordance with generally accepted accounting principles. Stock option expense was $1.0 million and $0.3 million in fiscal 2004 and 2003, respectively.
Sensors & Systems segment earnings were $7.8 million for fiscal 2004 compared with $8.3 million in fiscal 2003. The decrease in Sensors & Systems earnings reflected $4.5 million in severance and early retirement expense, including legal expenses covering 55 employees in engineering, production, quality, research and development and administration functions. Sensors & Systems earnings reflected a decline in temperature and pressure sensors sales and sales to the British MoD for which we act as a distributor, as well as higher selling and engineering development expenses for motion control products. Furthermore, Sensors & Systems earnings were impacted by the shipment of acquired inventories of the Leach acquisition, which were valued at fair market value at acquisition, as well as the effect of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses. These decreases were partially offset by incremental earnings from the Weston Group acquisition and the impact of the shipment in fiscal 2003 of acquired inventories of the Weston Group, which were valued at fair market value at acquisition. Stock option expense was $0.8 million and $0.2 million in fiscal 2004 and 2003, respectively.
Advanced Materials segment earnings were $28.0 million for fiscal 2004 compared with $28.7 million in fiscal 2003. The decrease in Advanced Materials earnings reflected mixed results. Combustible ordnance and countermeasure operations were impacted by lower sales volumes of higher margin combustible ordnance and increased maintenance expenses at our flare countermeasure operation. Additionally, our elastomer material operations were impacted by acquisition integration expenses, production inefficiencies and higher workers’ compensation expenses, while earnings from our specialized metal finishing unit were favorably impacted by the elimination of redundant facilities, improved cost control and increased sales prices. Stock option expense was $1.5 million and $0.5 million in fiscal 2004 and 2003, respectively.
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
Interest income increased to $2.0 million during fiscal 2004 compared with $0.9 million in fiscal 2003, reflecting interest earned on a U.S. income tax refund. Interest expense increased to $17.3 million during fiscal 2004 compared with $12.0 million in fiscal 2003, due to the full year effect of the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.
The effective income tax rate for continuing operations for fiscal 2004 was 24.6% compared with 30.7% in fiscal 2003. On February 4, 2004, we received a Notice of Proposed Adjustment (NOPA) from the Internal Revenue Service covering the audit of research and development tax credits for fiscal years 1997 through 1999. As a result of the NOPA and the expectation of a similar result for fiscal years 2000 through 2003, we revised our estimated liability for income taxes during the first quarter of fiscal 2004. The revision resulted in a $1.9 million reduction of previously estimated tax liabilities. The effective tax rate differed from the statutory rate in fiscal 2004 and 2003, as both years benefited from various tax credits. The current year’s results benefited from the 18-month extension by the U.S. Congress of the Research and Experimentation Credit from June 30, 2004 to December 31, 2005.
Income from continuing operations was $29.4 million, or $1.37 per share on a diluted basis, compared with $28.1 million, or $1.33 per share, in fiscal 2003. Net earnings were $39.6 million, or $1.84 per share on a diluted basis in fiscal 2004, compared with net earnings of $22.8 million, or $1.08 per share, in the prior year. Net earnings in fiscal 2004 included net income of $10.2 million, or $.47 per share, from discontinued operations. Net earnings in fiscal 2003 included a loss of $5.3 million, or ($.25) per diluted share, from discontinued operations.
New orders for fiscal 2004 were $742.8 million compared with $567.8 million for fiscal 2003. Avionics & Controls orders for fiscal 2004 increased 34.8% from fiscal 2003 and reflected the acquisition of the Leach medical unit and AVISTA and a $7.3 million cockpit panel retrofit order. Sensors & Systems orders for fiscal 2004 increased 89.6% from fiscal 2003 and reflected the acquisitions of Leach and Weston. Advanced Materials orders for fiscal 2004 decreased 6.2% from fiscal 2003 and reflected lower program requirements for combustible ordnance. Backlog at the end of fiscal 2004 was $423.8 million compared with $294.6 million at the end of the prior year. The increase in backlog principally reflects the Leach acquisition.

Liquidity and Capital Resources
Working Capital and Statement of Cash Flows
Cash and cash equivalents and short-term investments at the end of fiscal 2005 totaled $181.0 million, an increase of $151.5 million from the prior year. Net working capital increased to $265.2 million at the end of fiscal 2005 from $173.0 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses. Cash flows from operating activities were $76.4 million and $63.3 million in fiscal 2005 and 2004, respectively. The increase principally reflected higher net earnings and an increase in accrued liabilities. Cash flows used by investing activities were $91.5 million and $144.7 million in fiscal 2005 and 2004, respectively. Cash used for acquisitions of businesses decreased by $110.6 million and purchases of short-term investments increased by $173.3 million in fiscal 2005 compared to fiscal 2004. Additionally, proceeds from the sale of short-term investments increased $99.2 million and proceeds from the sale of discontinued operations increased by $11.4 million in fiscal 2005 compared with fiscal 2004. The increase in cash provided by financing activities principally reflected the net proceeds of $108.5 million from our public offering of 3.7 million shares of common stock completed on November 24, 2004, partially offset by the repayment of $30.0 million of the 1999 Senior Notes in accordance with their terms in the prior-year period.
Subsequent to October 28, 2005, we increased our U.S. credit facility from $60.0 million to $100.0 million. The credit facility is secured by substantially all of Esterline’s assets. The credit agreement contains covenants, including but not limited to, restrictions on liens, making certain investments in third parties, capital expenditures, incurrence of additional indebtedness, repurchase of our common stock, declaration of dividends, and certain asset dispositions. In addition, the credit agreement requires that we comply with certain financial covenants, including maximum leverage ratio and a fixed charge coverage ratio.
Capital Expenditures
Net property, plant and equipment was $138.2 million at the end of fiscal 2005 compared with $145.1 million at the end of the prior year. Capital expenditures for fiscal 2005 were $23.8 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $22.0 million for fiscal 2006. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.
Debt Financing
Total debt decreased $8.4 million from the prior year to $248.6 million at the end of fiscal 2005. Total debt outstanding at the end of fiscal 2005 consisted of $175.0 million under our Senior Subordinated Notes, $70.0 million under our 1999 Senior Notes and $3.6 million under our credit facility and various foreign currency debt agreements, including capital lease obligations. The Senior Subordinated Notes are due June 15, 2013 at an interest rate of 7.75%. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. On November 15, 2005, $30.0 million of the 6.4% Senior Notes matured and was paid. Additionally, on November 15, 2005, we exercised our option under the terms of the Note Purchase Agreement, dated as of November 1, 1998, to prepay the outstanding principal amount of $40.0 million of the 6.77% Senior Notes due November 15, 2008. Under the terms of the Note Purchase Agreement, we paid an additional $2.0 million to the holders of the 6.77% Senior Notes as a prepayment penalty. The payment of the $2.0 million prepayment penalty will be accounted for as a loss on extinguishment of debt in the first quarter of fiscal 2006.
On December 16, 2005, we acquired all of the outstanding capital stock of Darchem Holdings Limited. We financed the Darchem acquisition using cash on hand and approximately $80.0 million provided through a December 15, 2005 draw on our $100.0 million credit facility made available through a group of banks, with Wachovia Bank acting as administrative and collateral agent. The amount drawn is due on February 15, 2006, which date may be extended by us, and accrues interest at the rate of 5.19% per annum. If so extended, the interest rate will be equal to LIBOR plus the margin as set forth under the terms of the credit agreement.
We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2006. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

Pension Obligations
Our pension plans, which principally include a U.S. pension plan maintained by Esterline and U.S. and non-U.S. plans maintained by Leach, are under-funded $34.9 million at October 28, 2005. This under-funding principally resulted from the acquisition of Leach and assumption of its under-funded pension plans. We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2005, operating cash flow included $5.2 million of cash funding to these pension plans. We expect pension funding requirements to be approximately $0.5 million in fiscal 2006; the U.S. Esterline pension plan is not expected to require any contributions in 2006. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe an 8.5% assumed long-term rate of return on plan assets is appropriate. Current allocations are consistent with the long-term targets.
We made the following assumptions with respect to our pension obligation in 2005 and 2004:

	2005	2004
Principal assumptions as of fiscal year end:
Discount Rate	5.5%	6.0%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%
We use a discount rate for expected returns that is based on a point-in-time estimate as of each fiscal year end measurement date. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $5.5 million or increased $5.8 million, respectively. We are not aware of any legislative or other initiatives or circumstances that will significantly impact our pension obligations in fiscal 2006.
Research and Development Expense
For the three years ended October 28, 2005, research and development expense has averaged 4.2% of sales. In fiscal 2005 and 2004, we began bidding and winning new aerospace programs which will result in increased company-funded research and development. These programs included the A400 primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. We estimate that research and development expense will be within a range of 5.75% to 6.5% of sales in fiscal 2006.

Acquisitions
On June 3, 2005, we acquired all of the outstanding capital stock of Palomar Products, Inc. (Palomar), a $25 million (estimated annual sales) California-based manufacturer of secure military communications products, for $21.3 million in cash, before a $4.2 million escrow deposit, acquisition costs and the change in net equity value from December 31, 2004 to closing. A purchase price adjustment is payable to the seller contingent upon achievement of financial results through December 31, 2005, as described in the Stock Purchase Agreement. Palomar’s products extend our avionics and controls product lines. Palomar is included in the Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition.
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
On December 1, 2003, we acquired all of the outstanding capital stock of AVISTA, a $10 million (sales) Wisconsin-based developer of embedded avionics software, for approximately $6.5 million. A contingent purchase price is payable to the seller in December 2004 and 2005 based upon the achievement of financial results as defined in the Stock Purchase Agreement. The December 2004 purchase price adjustment was approximately $3.3 million and the December 2005 purchase price adjustment was approximately $3.5 million, and was recorded in the first quarter of fiscal 2006 as additional consideration for the acquired assets. AVISTA provides a software engineering center to support our customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. AVISTA is included in our Avionics & Controls segment.
On June 11, 2003, we acquired the Weston Group from The Roxboro Group PLC for U.K. £55.0 million in cash (approximately $94.6 million based on the closing exchange rate and including acquisition costs). The acquisition was financed with a portion of the proceeds from the issuance of $175.0 million in 7.75% Senior Subordinated Notes due June 15, 2013. The Weston Group is included in the Sensors & Systems segment.
On December 16, 2005, we acquired all of the outstanding capital stock of Darchem Holdings Limited for U.K. £67.5 million (approximately $120.0 million), subject to adjustment based on the amount of cash and net working capital of Darchem as of closing. Darchem will be included in the Advanced Materials segment.

Equity Offering
On August 3, 2004, we filed a shelf registration statement on Form S-3 registering $300.0 million of equity and debt securities, which was declared effective on August 25, 2004. The shelf registration statement enables us to issue equity and debt securities in response to market conditions. On November 24, 2004 we completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of $108.5 million, of which $5.0 million was used to pay off existing credit facilities. The funds provide additional financial resources for acquisitions and general corporate purposes.
Contractual Obligations
The following table summarizes our outstanding contractual obligations as of fiscal year end.

		Less than	1-3	4-5	After 5
In Thousands	Total	1 year	years	years	years
Long-term debt	$246,616	$69,922	$1,227	$412	$175,055
Credit facilities	2,031	2,031	—	—	—
Operating lease obligations	57,312	9,257	16,297	14,186	17,572
Purchase obligations
Not recorded on balance sheet	93,501	75,958	14,233	3,310	—
Recorded on balance sheet	160,568	160,568	—	—	—

Total contractual obligations	$560,028	$317,736	$31,757	$17,908	$192,627

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

Disclosures About Market Risk
Interest Rate Risks
Our debt obligations are principally at a fixed rate and, accordingly, we are not subject to interest rate risk on these obligations. However, we are subject to interest rate risk on $75.0 million of our Senior Subordinated Notes due in 2013. We hold an interest rate swap agreement, which exchanged the fixed interest rate for a variable rate on $75.0 million of the $175.0 million principal amount outstanding under our Senior Subordinated Notes due in 2013. The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities. For our interest rate swap, the following tables present notional amounts and, as applicable, the interest rate by contractual maturity date at October 28, 2005 and October 29, 2004.
At October 28, 2005
Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
	Principal	Average	Notional	Average	Average
Maturing in:	Amount	Rates	Amount	Pay Rate (1)	Receive Rate
2006	$70,934	6.62%	$—	*	7.75%
2007	763	5.79%	—	*	7.75%
2008	464	7.20%	—	*	7.75%
2009	390	7.08%	—	*	7.75%
2010	22	7.18%	—	*	7.75%
Thereafter	175,055	7.75%	75,000	*	7.75%

Total	$247,628		$75,000

Fair Value at 10/28/2005	$252,330		$(1,012)

(1)	The average pay rate is LIBOR plus 2.56%.

At October 29, 2004
Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
	Principal	Average	Notional	Average	Average
Maturing in:	Amount	Rates	Amount	Pay Rate (1)	Receive Rate
2005	$1,031	7.40%	$—	*	7.75%
2006	30,763	6.40%	—	*	7.75%
2007	502	7.00%	—	*	7.75%
2008	438	7.00%	—	*	7.75%
2009	40,437	6.80%	—	*	7.75%
Thereafter	175,147	7.75%	75,000	*	7.75%

Total	$248,318		$75,000

Fair Value at 10/29/2004	$271,069		$1,769

(1)	The average pay rate is LIBOR plus 2.56%.
Currency Risks
To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. Although we own significant operations in France, Germany and the United Kingdom, historically we have not experienced material gains or losses due to interest rate or foreign exchange fluctuations. Comparing October 28, 2005 and October 29, 2004, the foreign exchange rate for the euro decreased 5.7% relative to the U.S. dollar. Comparing October 29, 2004 to October 31, 2003, the foreign exchange rate for the euro increased 10.5% relative to the U.S. dollar.
The following tables provide information about our derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 28, 2005 and October 29, 2004. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates. The tables do not include firmly committed transactions that have not been hedged.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 28, 2005
Principal Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)
In Thousands

	Euro	U.K. Pound
	Firmly Committed	Firmly Committed
	Sales Contracts	Sales Contracts
Fiscal Years	United States Dollar	United States Dollar
2006	$26,883	$15,705
2007	6,153	2,072
2008	2,094	402
2009	—	2,909
2010	—	46

Total	$35,130	$21,134

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2005
Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)1
Dollars In Thousands
Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2006	$17,800	1.266
2007	2,090	1.244

Total	$19,890

Fair Value at 10/28/2005	$(501)
Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2006	$16,370	1.824
2007	2,240	1.800

Total	$18,610

Fair Value at 10/28/2005	$(433)

[1]	The Company has no derivative contracts maturing after fiscal 2007.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 29, 2004
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
At October 29, 2004
Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency)1
Dollars In Thousands
Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2005	$13,340	1.204
2006	1,700	1.218

Total	$15,040

Fair Value at 10/29/2004	$855
Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate
2005	$10,575	1.782
2006	900	1.754

Total	$11,475

Fair Value at 10/29/2004	$241

[1]	The Company has no derivative contracts maturing after fiscal 2006.

Critical Accounting Policies
Our financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for goodwill and intangible assets in business combinations, impairment of goodwill and intangible assets, accounting for legal contingencies, and accounting for income taxes.
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
Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We review cost performance and estimates to complete on our ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders, claims or other items are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method.
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
As we have grown through acquisitions, we have accumulated $261.2 million of goodwill and $21.9 million of indefinite-lived intangible assets out of total assets of $1,115.2 million at October 28, 2005. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.
We performed our impairment review for fiscal 2005 as of July 30, 2005, and our Step One analysis indicates that no impairment of goodwill exists in any of the Company’s reporting units. Our Step One test was based upon a market and discounted cash flow valuation method.

Impairment of Long-lived Assets
We account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (Statement No. 144). Statement No. 144 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. For business segments disposed of prior to the implementation of Statement No. 144 in fiscal 2003, namely the Automation segment, we accounted for discontinued operations in accordance with Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (APB No. 30). APB No. 30 requires that if a loss is expected, it should be recorded at the measurement date when management commits to a plan to dispose of a segment of a business. The loss from discontinuance is based upon estimates of net realizable value and estimated losses from the measurement date to the expected disposal date. Judgment is required to estimate the selling price, selling expenses and future losses of the segment. Statement No. 144 broadens the definition of a segment of a business to include a “component of an entity.” Further, Statement No. 144 requires operating losses from a “component of an entity” to be recognized in the period(s) in which they occur (rather than as of the measurement date as previously required by APB No. 30).
Contingencies
We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers’ compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. Financial Accounting Standards No. 5, “Accounting for Contingencies,” requires that an estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.
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

Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” which is a revision of Statement No. 123. Statement 123(R) supersedes APB Opinion No. 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
Statement 123(R) originally required adoption no later than July 30, 2005. In April 2005, the Securities and Exchange Commission (SEC) issued a release that amends the compliance dates for Statement 123(R). Under the SEC’s new rule, the Company will be required to apply Statement 123(R) as of October 29, 2005.
Statement 123(R) permits public companies to adopt its requirements using one of two methods:
A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.
A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company will adopt Statement 123(R) using the “modified prospective” method.
As permitted by Statement 123, we currently account for share-based payments to employees in accordance with APB No. 25. The variable method of accounting is used to account for stock option plans where the option holders are permitted to exercise options by surrendering the option subject to the grant in payment of the exercise price of the option and the related statutory taxes. The adoption of Statement 123(R)’s fair value method will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) on the income statement cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described above in the disclosure of pro forma net income and earnings per share.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. (FIN) 47 — “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair market value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. We do not believe that the adoption of FIN 47 will have a material impact on our consolidated results of operations and financial condition.
In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4.” Statement No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items, such as idle facility expense, excessive spoilage, double freight and rehandling costs, be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, Statement No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. We do not believe that the adoption of Statement No. 151 will have a material impact on our consolidated results of operations and financial condition.

Market Price of Esterline Common Stock
In Dollars

For Fiscal Years	2005		2004
	High	Low	High	Low
Quarter
First	$36.62	$28.70	$29.55	$21.71
Second	36.52	29.20	29.80	23.00
Third	43.01	31.60	31.70	22.52
Fourth	44.27	35.85	34.19	27.83

Principal Market — New York Stock Exchange
At the end of fiscal 2005, there were approximately 544 holders of record of the Company’s common stock.
No cash dividends were paid during fiscal 2005 and 2004. We currently intend to retain all future earnings for use to expand the business or retire debt. We are restricted from paying dividends under our current credit facility and do not anticipate paying any dividends in the foreseeable future.

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2005	2004	2003	2002	2001
Operating Results[1]
Net sales	$835,403	$613,610	$549,132	$421,706	$413,220
Cost of sales	573,453	418,590	376,931	285,900	261,422
Selling, general and administrative	137,426	118,746	105,301	79,085	67,586
Research, development and engineering	42,238	25,856	17,782	13,829	12,443
Other (income) expense	514	(509)	—	—	—
Loss (gain) on sale of product line	—	(3,434)	66	—	—
Insurance settlement	—	—	—	—	(4,631)
Loss (gain) on derivative financial instruments	—	—	(2,676)	1	(786)
Interest income	(4,057)	(1,964)	(868)	(1,814)	(3,307)
Interest expense	18,159	17,336	11,991	7,117	7,658
Income from continuing operations before income taxes	67,670	38,989	40,605	37,588	72,835

Income tax expense	16,301	9,592	12,458	9,111	26,589
Income from continuing operations	51,034	29,375	28,147	28,477	46,246
Income (loss) from discontinued operations, net of tax	6,992	10,208	(5,312)	(25,264)	(9,294)
Cumulative effect of a change in accounting principle	—	—	—	(7,574)	(403)
Net earnings (loss)	58,026	39,583	22,835	(4,361)	36,549

Earnings (loss) per share — diluted:
Continuing operations	$2.02	$1.37	$1.33	$1.35	$2.31
Discontinued operations	.27	.47	(.25)	(1.20)	(.46)
Cumulative effect of a change in accounting principle	—	—	—	(.36)	(.02)
Earnings (loss) per share — diluted	2.29	1.84	1.08	(.21)	1.83

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2005	2004	2003	2002	2001
Financial Structure
Total assets	$1,115,248	$935,348	$802,827	$573,678	$561,306
Long-term debt, net	175,682	249,056	246,792	102,133	102,125
Shareholders’ equity	620,864	461,028	396,069	357,164	351,793

Weighted average shares outstanding — diluted	25,302	21,539	21,105	21,021	20,014

[1]	Operating results for 2005 through 2001 and balance sheet items for 2003 through 2002 reflect the segregation of continuing operations from discontinued operations. See Note 2 to the Consolidated Financial Statements.

For Fiscal Years	2005	2004	2003	2002	2001
Other Selected Data[2]
EBITDA from continuing operations	$119,326	$83,497	$73,984	$61,732	$82,214
Stock option expense (income)	2,799	4,326	1,428	4,711	(6,385)
Capital expenditures	23,730	21,800	16,764	15,008	15,319
Interest expense	18,159	17,336	11,991	7,117	7,658

Depreciation and amortization from continuing operations	34,241	28,753	23,438	14,129	16,830

[2]	EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus stock option expense and depreciation and amortization (excluding amortization of debt issuance cost). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

In Thousands

For Fiscal Years	2005	2004	2003	2002	2001
Operating earnings from continuing operations	$82,286	$50,418	$49,118	$42,892	$71,769
Stock option expense	2,799	4,326	1,428	4,711	(6,385)
Depreciation and amortization from continuing operations	34,241	28,753	23,438	14,129	16,830

EBITDA from continuing operations	$119,326	$83,497	$73,984	$61,732	$82,214

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years
in the Period Ended October 28, 2005	2005	2004	2003
Net Sales	$835,403	$613,610	$549,132
Cost of Sales	573,453	418,590	376,931

	261,950	195,020	172,201
Expenses
Selling, general and administrative	137,426	118,746	105,301
Research, development and engineering	42,238	25,856	17,782

Total Expenses	179,664	144,602	123,083

Operating Earnings From Continuing Operations	82,286	50,418	49,118
Other (income) expense	514	(509)	—
Loss (gain) on sale of product line	—	(3,434)	66
Gain on derivative financial instruments	—	—	(2,676)
Interest income	(4,057)	(1,964)	(868)
Interest expense	18,159	17,336	11,991

Other Expense, Net	14,616	11,429	8,513

Income From Continuing Operations Before Income Taxes	67,670	38,989	40,605
Income Tax Expense	16,301	9,592	12,458

Income From Continuing Operations Before Minority Interest	51,369	29,397	28,147

Minority Interest	(335)	(22)	—

Income From Continuing Operations	51,034	29,375	28,147

Income (Loss) From Discontinued Operations, Net of Tax	6,992	10,208	(5,312)

Net Earnings	$58,026	$39,583	$22,835

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years
in the Period Ended October 28, 2005	2005	2004	2003
Earnings (Loss) Per Share — Basic:
Continuing operations	$2.05	$1.39	$1.35
Discontinued operations	.28	.48	(.26)

Earnings Per Share — Basic	$2.33	$1.87	$1.09

Earnings (Loss) Per Share — Diluted:
Continuing operations	$2.02	$1.37	$1.33
Discontinued operations	.27	.47	(.25)

Earnings Per Share — Diluted	$2.29	$1.84	$1.08

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts

As of October 28, 2005 and October 29, 2004	2005	2004
Assets

Current Assets
Cash and cash equivalents	$118,304	$29,479
Cash in escrow	11,918	8,511
Short-term investments	62,656	—
Accounts receivable, net of allowances of $4,462 and $3,687	149,751	132,206
Inventories	130,469	119,054
Deferred income tax benefits	26,868	23,499
Prepaid expenses	7,533	9,441
Other current assets	—	435

Total Current Assets	507,499	322,625

Property, Plant and Equipment
Land	15,869	17,341
Buildings	79,219	80,998
Machinery and equipment	187,022	177,098

	282,110	275,437
Accumulated depreciation	143,896	130,302

	138,214	145,135

Other Non-Current Assets
Goodwill	261,167	247,817
Intangibles, net	166,118	169,876
Debt issuance costs, net of accumulated amortization of $1,602 and $928	5,144	5,818
Deferred income tax benefits	13,320	11,216
Other assets	23,786	32,861

Total Assets	$1,115,248	$935,348

See Notes to Consolidated Financial Statements.

As of October 28, 2005 and October 29, 2004	2005	2004
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$41,453	$37,867
Accrued liabilities	119,115	97,038
Credit facilities	2,031	6,977
Current maturities of long-term debt	70,934	1,031
Federal and foreign income taxes	8,798	6,678

Total Current Liabilities	242,331	149,591

Long-Term Liabilities
Long-term debt, net of current maturities	175,682	249,056
Deferred income taxes	46,421	43,443
Other liabilities	27,237	29,852

Commitments and Contingencies	—	—

Minority Interest	2,713	2,378

Shareholders’ Equity
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 25,319,892 and 21,319,698 shares	5,064	4,264
Additional paid-in capital	260,095	144,879
Retained earnings	345,370	287,344
Accumulated other comprehensive income	10,335	24,541

Total Shareholders’ Equity	620,864	461,028

Total Liabilities and Shareholders’ Equity	$1,115,248	$935,348

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In Thousands

For Each of the Three Fiscal Years
in the Period Ended October 28, 2005	2005	2004	2003
Cash Flows Provided (Used) by Operating Activities
Net earnings	$58,026	$39,583	$22,835
Minority interest	335	22	—
Depreciation and amortization	35,308	31,145	26,215
Deferred income tax	(4,501)	3,264	9,235
Stock-based compensation	2,799	4,326	1,428
Loss (gain) on disposal and holding period loss on discontinued operations	—	(12,521)	9,282
Gain on sale of discontinued operations	(9,456)	—	—
Loss on sale of building	59	—	—
Gain on sale of land	—	(892)	—
Loss (gain) on sale of product line	—	(3,434)	66
Gain on sale of short-term investments	(1,397)	—	—
Working capital changes, net of effect of acquisitions
Accounts receivable	(17,645)	(9,032)	(9,516)
Inventories	(11,636)	(9,095)	6,322
Prepaid expenses	1,702	(659)	117
Other current assets	435	—	—
Accounts payable	4,166	2,600	(4,396)
Accrued liabilities	19,916	10,240	4,926
Federal and foreign income taxes	5,169	8,951	(923)
Other liabilities	(6,414)	4,359	—
Other, net	(454)	(5,530)	197

	76,412	63,327	65,788

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(23,776)	(22,126)	(17,130)
Proceeds from sale of discontinued operations	21,421	10,000	3,850
Proceeds from sale of building	2,319	—	—
Proceeds from sale of product line	—	3,475	5,630
Proceeds from sale of land	—	1,654	—
Escrow deposit	(4,207)	(12,500)	(1,036)
Proceeds from sale of capital assets	2,312	778	766
Purchase of short-term investments	(173,273)	—	(12,797)
Proceeds from sale of short-term investments	112,014	12,797	—
Acquisitions of businesses, net of cash acquired	(28,261)	(138,811)	(111,735)

	(91,451)	(144,733)	(132,452)

For Each of the Three Fiscal Years
in the Period Ended October 28, 2005	2005	2004	2003
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	4,727	2,807	2,424
Proceeds provided by sale of common stock	108,490	—	—
Net change in credit facilities	(4,829)	4,122	2,279
Repayment of long-term debt, net	(3,302)	(29,429)	(732)
Debt and other issuance costs	—	(268)	(7,735)
Proceeds from note issuance	—	—	175,000

	105,086	(22,768)	171,236

Effect of foreign exchange rates on cash	(1,222)	2,290	4,280

Net increase (decrease) in cash and cash equivalents	88,825	(101,884)	108,852
Cash and cash equivalents — beginning of year	29,479	131,363	22,511

Cash and cash equivalents — end of year	$118,304	$29,479	$131,363

Supplemental Cash Flow Information
Cash paid for interest	$16,610	$17,394	$6,945
Cash paid (refunded) for taxes	14,193	(1,909)	(558)
See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders’
Equity and Comprehensive Income
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years
in the Period Ended October 28, 2005	2005	2004	2003
Common Stock, Par Value $.20 Per Share
Beginning of year	$4,264	$4,213	$4,157
Shares issued under stock option plans	64	51	56
Shares issued under equity offering	736	—	—

End of year	5,064	4,264	4,213

Additional Paid-in Capital
Beginning of year	144,879	137,797	134,001
Shares issued under stock option plans	4,663	2,756	2,368
Shares issued under equity offering	107,754	—	—
Stock-based compensation expense	2,799	4,326	1,428

End of year	260,095	144,879	137,797

Retained Earnings
Beginning of year	287,344	247,761	224,926
Net earnings	58,026	39,583	22,835

End of year	345,370	287,344	247,761

Accumulated Other Comprehensive Gain (Loss)
Beginning of year	24,541	6,298	(5,920)
Change in fair value of derivative financial instruments, net of tax	43	581	61
Adjustment for supplemental executive pension liability, net of tax	(75)	(850)	—
Foreign currency translation adjustment	(14,174)	18,512	12,157

End of year	10,335	24,541	6,298

Total Shareholders’ Equity	$620,864	$461,028	$396,069

Comprehensive Income
Net earnings	$58,026	$39,583	$22,835
Change in fair value of derivative financial instruments, net of tax	43	581	61
Adjustment for supplemental executive pension liability, net of tax	(75)	(850)	—
Foreign currency translation adjustment	(14,174)	18,512	12,157

Comprehensive Income	$43,820	$57,826	$35,053

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
Management Estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
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
Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The Company reviews cost performance and estimates to complete on its ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders, claims or other items are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method.
Financial Instruments
Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and an interest rate swap agreement. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $252.3 million and $271.1 million, at fiscal year end 2005 and 2004, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.
Foreign Currency Exchange Risk Management
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company’s policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to fifteen months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 28, 2005. At October 28, 2005 and October 29, 2004, the notional value of foreign currency forward contracts was $38.5 million and $26.5 million, respectively. The fair value of these contracts at October 28, 2005 and October 29, 2004 was a $0.9 million liability and a $1.1 million asset, respectively. The Company does not enter into any forward contracts for trading purposes.
Interest Rate Risk Management
Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement. In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The fair market value of the Company’s interest rate swap was a $1.0 million liability and a $1.8 million asset at October 28, 2005 and October 29, 2004, respectively. The fair market value was estimated by discounting expected cash flows using quoted market interest rates.
Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders’ equity as a component of comprehensive income. Foreign currency transaction gains and losses are included in results of operations and have not been significant in amount in any of the three fiscal years in the period ended October 28, 2005.
Cash Equivalents and Cash in Escrow
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction.
Short-term Investments
Short-term investments consist of highly liquid debt securities with maturities of more than three months at the date of purchase. Short-term investments are classified as available for sale securities and are carried at fair value. Unrealized gains and losses are reported as a net amount in a separate component of stockholders’ equity until realized. The gains or losses on short-term securities sold were determined under the specific identification method. Unrealized gains and losses were not significant at October 28, 2005. Short-term investments having maturities within one year aggregate $28.9 million, after one year through five years aggregate $1.0 million and after ten years aggregate $32.8 million.
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
Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings, and 3 to 10 years for machinery and equipment. Depreciation expense was $23,578,000, $21,609,000 and $17,510,000 for fiscal years 2005, 2004 and 2003, respectively.
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
Goodwill and Intangibles
Beginning in fiscal 2002 with the adoption of Statement No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually. A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. Goodwill and intangible assets are allocated to reporting units based upon the purchase price of the acquired unit, the valuation of acquired tangible and intangible assets, and liabilities assumed. When a reporting unit’s carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill. Prior to fiscal 2002, goodwill was amortized on a straight-line basis over the period of expected benefit which ranged from 10 to 40 years.
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
Stock-based Compensation
The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. The variable method of accounting is used to account for stock option plans where the option holders are permitted to exercise options by surrendering the option subject to the grant in payment of the exercise price of the option and the related statutory taxes. No compensation cost is recognized at the grant date because the exercise price of all stock option grants is equal to the market price of the Company’s common stock as of the date of the grant. However, subsequent changes in the market price of the Company’s common stock to the date of exercise or forfeiture results in a change in measure of compensation cost. Additional disclosures as required under Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement No. 123), are included below. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. The Black-Scholes option-pricing model was used to calculate the estimated compensation expense that would have been recognized under these guidelines for each vesting tranche.
As prescribed by Statement No. 123, including compensation cost for the Company’s stock option and employee stock purchase plans, pro forma disclosures for fiscal years 2005, 2004 and 2003 would have been:

In Thousands, Except Per Share Amounts

	2005	2004	2003
Net earnings as reported	$58,026	$39,583	$22,835
Stock-based compensation cost, net of income tax included in net earnings as reported	1,862	2,906	1,061
Stock-based compensation cost, net of income tax under the fair value method of accounting	(2,504)	(1,784)	(1,295)

Pro forma net earnings	57,384	40,705	22,601

Basic earnings per share as reported	$2.33	$1.87	$1.09
Pro forma basic earnings per share	2.30	1.92	1.08

Diluted earnings per share as reported	$2.29	$1.84	$1.08
Pro forma diluted earnings per share	2.26	1.89	1.07

The weighted average Black-Scholes value of options granted during fiscal years 2005, 2004 and 2003 was $19.56, $12.81 and $9.72, respectively. The assumptions used in the Black-Scholes option-pricing model for fiscal years 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Volatility	45.3%	47.1%	48.5%
Risk-free interest rate	4.48 – 4.60%	3.12 – 3.84%	2.88 – 3.94%
Expected life (years)	6–9	5–8	5–8
Dividends	—	—	—

Product Warranties
Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.
Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. The weighted average number of shares outstanding used to compute basic earnings per share was 24,927,000, 21,195,000 and 20,900,000 for the fiscal years 2005, 2004 and 2003, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 25,302,000, 21,539,000 and 21,105,000 for the fiscal years 2005, 2004 and 2003, respectively.
Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” which is a revision of Statement No. 123. Statement 123(R) supersedes APB Opinion No. 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
Statement 123(R) originally required adoption no later than July 30, 2005. In April 2005, the Securities and Exchange Commission (SEC) issued a release that amends the compliance dates for Statement 123(R). Under the SEC’s new rule, the Company will be required to apply Statement 123(R) as of October 29, 2005. The Company will adopt Statement 123(R) on October 29, 2005.
Statement 123(R) permits public companies to adopt its requirements using one of two methods:
A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.
A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company will adopt Statement 123 using the “modified prospective” method.
As permitted by Statement 123, the Company currently accounts for share-based payments to employees in accordance with APB No. 25. The variable method of accounting is used to account for stock option plans where the option holders are permitted to exercise options by surrendering the option subject to the grant in payment of the exercise price of the option and the related statutory taxes. The adoption of Statement 123(R)’s fair value method will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) on the income statement cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described above in the disclosure of pro forma net income and earnings per share.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. (FIN) 47 — “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair market value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management does not believe that the adoption of FIN 47 will have a material impact on the consolidated results of operations and financial condition.
In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4.” Statement No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items, such as idle facility expense, excessive spoilage, double freight and rehandling costs, be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, Statement No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. Management does not believe that the adoption of Statement No. 151 will have a material impact on the consolidated results of operations and financial condition.

NOTE 2: Discontinued Operations
On July 25, 2002, the Board of Directors adopted a formal plan for the sale of the assets and operations of the Company’s Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. The Company recorded an after-tax loss from discontinued operations of $5.8 million in fiscal 2003. On July 23, 2003, the Company sold the assets of its Excellon Automation subsidiary. On August 31, 2004, the Company sold the stock of W. A. Whitney for $10.0 million in cash. Upon the final disposition of its discontinued operations, the Company recorded an $8.0 million gain, net of $4.5 million in tax, including the reversal of estimated reserves, which were recognizable upon the sale of the business. On January 28, 2005, the Company completed the sale of the outstanding stock of its wholly owned subsidiary Fluid Regulators Corporation (Fluid Regulators), which was included in the Sensors & Systems segment, for approximately $23.7 million. As a result of the sale, the Company recorded a gain of approximately $7.0 million, net of tax of $2.4 million, in the first fiscal quarter of 2005. On May 13, 2005, the Company closed a small unit in its Other segment and incurred $0.4 million in severance, net of $0.2 million in tax, in the second quarter of fiscal 2005.
Sales of the discontinued operations were $4,421,000, $31,451,000 and $36,264,000 in fiscal years 2005, 2004 and 2003, respectively. The operating results of the discontinued segment for fiscal years 2005, 2004 and 2003 consist of the following:

In Thousands	2005	2004	2003
Income (loss) before taxes	$(52)	$3,261	$789
Tax expense (benefit)	(13)	1,067	293

Net income (loss)	(39)	2,194	496
Gain (loss) on disposal, including tax expense (benefit) of $2,435, $4,507 and $(3,474)	7,031	8,014	(5,808)

Income (loss) from discontinued operations	$6,992	$10,208	$(5,312)

NOTE 3: Inventories
Inventories at the end of fiscal 2005 and 2004 consisted of the following:

In Thousands	2005	2004
Raw materials and purchased parts	$64,377	$58,736
Work in process	45,798	43,326
Finished goods	20,294	16,992

	$130,469	$119,054

NOTE 4: Goodwill
The following table summarizes the changes in goodwill by segment for fiscal 2005 and 2004:

	Avionics &	Sensors &	Advanced
In Thousands	Controls	Systems	Materials	Total
Balance, October 31, 2003	$57,608	$44,380	$83,365	$185,353
Goodwill from acquisitions	20,505	38,997	100	59,602
Foreign currency translation adjustment	—	2,862	—	2,862

Balance, October 29, 2004	$78,113	$86,239	$83,465	$247,817
Goodwill from acquisitions	20,180	3,611	—	23,791
Sale of business	—	(7,070)	—	(7,070)
Foreign currency translation adjustment	(1,169)	(2,202)	—	(3,371)

Balance, October 28, 2005	$97,124	$80,578	$83,465	$261,167

NOTE 5: Intangible Assets
Intangible assets at the end of fiscal 2005 and 2004 were as follows:

		2005		2004
	Weighted	Gross		Gross
	Average Years	Carrying	Accum.	Carrying	Accum.
In Thousands	Useful Life	Amount	Amort.	Amount	Amort.
Amortized Intangible Assets
Programs	18	$140,460	$20,307	$134,657	$12,698
Core technology	16	8,976	2,105	8,979	1,465
Patents and other	13	37,329	20,135	35,488	17,611

Total		$186,765	$42,547	$179,124	$31,774

Indefinite-lived Intangible Assets
Trademark		$21,900		$22,526

Amortization of intangible assets was $10,690,000, $8,533,000 and $6,248,000 in fiscal years 2005, 2004 and 2003, respectively.
Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:
In Thousands
Fiscal Year

2006	$10,593
2007	10,470
2008	10,226
2009	9,546
2010	8,952

NOTE 6: Accrued Liabilities
Accrued liabilities at the end of fiscal 2005 and 2004 consisted of the following:

In Thousands	2005	2004
Payroll and other compensation	$47,781	$39,316
Casualty and medical	13,022	11,940
Interest	6,962	6,338
Warranties	8,811	6,633
State and other tax accruals	13,537	9,001
Acquisition related payments	7,895	8,510
Customer deposits	6,203	—
Other	14,904	15,300

	$119,115	$97,038

NOTE 7: Other Liabilities

Other liabilities at the end of fiscal 2005 and 2004 consisted of the following:

In Thousands	2005	2004
Pension obligation	$22,994	$24,852
Acquisition related payments	4,243	5,000

	$27,237	$29,852

NOTE 8: Retirement Benefits
Pension benefits are provided for approximately 37% of all U.S. employees under the Esterline contributory pension plan or the Leach noncontributory defined benefit pension plan.
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
The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company’s funding policy is consistent with the minimum funding requirements of ERISA. The Esterline plan will require no contributions in fiscal 2006. Effective December 2003, the Leach plan was frozen and employees no longer accrue benefits for future services. The accumulated benefit obligation and projected benefit obligation for the Leach plans are $46,006,000 and $46,471,000, respectively, with plan assets of $23,172,000 as of October 28, 2005. The accrued benefit liabilities for these Leach plans are $17,403,000 at October 28, 2005. Contributions to the Leach plans totaled $5,196,000 in fiscal 2005. No contributions are required for fiscal 2006.

	2005	2004
Principal assumptions as of fiscal year end:
Discount Rate	5.5%	6.0%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%
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

		Actual
Plan assets allocation as of fiscal year end:	Target	2005	2004
Equity securities	65–75%	65.4%	67.4%
Debt securities	25–35%	32.2%	32.6%
Cash	0%	2.4%	—

Total		100.0%	100.0%
Net periodic pension cost for the Company’s defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands	2005	2004	2003
Components of Net Periodic Cost
Service cost	$3,537	$3,838	$3,524
Interest cost	10,055	7,618	7,088
Expected return on plan assets	(11,851)	(9,766)	(8,416)
Amortization of transition asset	—	—	77
Amortization of prior service cost	18	19	18
Amortization of actuarial loss	1,260	468	1,596

Net periodic cost	$3,019	$2,177	$3,887

The funded status of the defined benefit pension plans at the end of fiscal 2005 and 2004 were as follows:

In Thousands	2005	2004
Benefit Obligation
Beginning balance	$166,328	$114,196
Currency translation adjustment	(325)	—
Service cost	3,537	3,838
Interest cost	10,055	7,620
Actuarial loss	19,412	7,300
Acquisitions	1,127	40,542
Benefits paid	(9,805)	(7,168)

Ending balance	$190,329	$166,328

Plan Assets — Fair Value
Beginning balance	$142,311	$115,202
Actual gain on plan assets	17,357	14,577
Acquisitions	976	19,141
Company contributions	5,232	559
Benefits paid	(10,412)	(7,168)

Ending balance	$155,464	$142,311

Reconciliation of Funded Status to Net Amount Recognized
Funded status — plan assets relative to benefit obligation	$(34,865)	$(24,017)
Unrecognized net actuarial loss	31,119	17,910
Unrecognized prior service benefit	(31)	(12)
Unrecognized net loss	27	(31)

Net amount recognized	$(3,750)	$(6,150)

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$16,129	$17,647
Accrued benefit liability	(21,461)	(25,277)
Additional minimum liability	(5,872)	—
Intangible assets	107	141
Accumulated other comprehensive income	7,347	1,339

Net amount recognized	$(3,750)	$(6,150)

The accumulated benefit obligation for all pension plans was $180,844,351 at October 28, 2005 and $159,689,514 at October 29, 2004.

Estimated future benefit payments expected to be paid from the plan or from our assets are as follows:

In Thousands
2006	$10,733
2007	11,132
2008	11,648
2009	12,099
2010	12,441
2011 – 2015	68,005
Employees may participate in certain defined contribution plans. The Company’s contribution expense under these plans totaled $7,133,000, $5,796,000 and $4,790,000 in fiscal 2005, 2004 and 2003, respectively.

NOTE 9: Income Taxes
Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands	2005	2004	2003
Current
U.S. Federal	$13,726	$7,835	$10,063
State	2,657	1,000	600
Foreign	4,419	284	2,230

	20,802	9,119	12,893
Deferred
U.S. Federal	(1,656)	3,705	(1,435)
State	(1,104)	847	(180)
Foreign	(1,741)	(4,079)	1,180

	(4,501)	473	(435)

Income tax expense	$16,301	$9,592	$12,458

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

In Thousands	2005	2004	2003
U.S.	$40,162	$32,705	$33,896
Foreign	27,508	6,284	6,709

Income from continuing operations, before income taxes	$67,670	$38,989	$40,605

Primary components of the Company’s deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands	2005	2004
Reserves and liabilities	$18,320	$12,667
NOL carryforwards	11,343	13,677
Tax credit carryforwards	2,274	2,116
Employee benefits	5,689	3,740
Non-qualified stock options	2,066	2,515
Other	496	1,158

Total deferred tax assets	40,188	35,873

Depreciation and amortization	(17,083)	(14,851)
Intangibles and amortization	(29,338)	(25,310)
Retirement benefits	—	(4,440)
Other	—	—

Total deferred tax liabilities	(46,421)	(44,601)

Net deferred tax liabilities	$(6,233)	$(8,728)

In connection with the Leach acquisition in fiscal 2004, the Company assumed a U.S. net operating loss (NOL) of $38.6 million which can be carried forward to subsequent years, subject to limitations under Internal Revenue Code Section 382. Approximately $2.4 million of the tax benefit associated with the NOL carryforward is included in current deferred income tax benefits each year, reflecting the amount of NOL available in the current year under Section 382. The remainder is reported as non-current deferred income tax benefits, reflecting the amount of the NOL that is expected to be utilized in future fiscal years. The non-current deferred income tax benefit associated with the NOL was $9.0 million and $11.2 million at the end of fiscal 2005 and 2004, respectively. The NOL expires beginning in 2022.
The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $1.2 million and $0.5 million in fiscal 2005 and 2004, respectively. There was no incremental tax benefit in fiscal 2003.
No valuation allowance was considered necessary on deferred tax assets.
The statute of limitation for U.S. federal income taxes for fiscal years ended 2002, 2003 and 2004 remain open for examination. Additionally, various state and foreign income tax returns are open to or are presently under examination. Such examinations could result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.
A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2005	2004	2003
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.5	1.7	1.0
Foreign taxes	(6.6)	(5.8)	(0.7)
Export sales benefit	(1.2)	(1.7)	(2.0)
Pass-through entities	0.9	6.8	—
Foreign tax credits	—	(5.6)	—
Research & development credits	(3.8)	(4.4)	(5.1)
Tax accrual adjustment	(2.5)	(1.8)	2.0
Other, net	0.8	0.4	0.5

Effective income tax rate	24.1%	24.6%	30.7%

The effective tax rate differed from the statutory rate in fiscal 2005, 2004 and 2003, as all years benefited from various tax credits and export sales incentives. In fiscal 2005, the Company recognized a $2.0 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of U.S. and non-U.S. tax returns to the provision for income taxes. In fiscal 2004 the Company recognized a $1.9 million reduction in income taxes associated with the favorable resolution of ongoing income tax audits.
In fiscal 2005, the Company completed its evaluation of the repatriation provision of the American Jobs Creation Act (the Act), signed into law on October 22, 2004. The Act created a special one-time deduction related to the repatriation of certain foreign earnings. Based upon its evaluation, the Company has elected to not repatriate earnings from its foreign subsidiaries.
No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not practical to determine because of the complexities regarding the calculation of unremitted earnings and the potential for tax credits.

NOTE 10: Debt
Long-term debt at the end of fiscal 2005 and 2004 consisted of the following:

In Thousands	2005	2004
7.75% Senior Subordinated Notes, due June 2013	$175,000	$175,000
6.77% Senior Notes, due November 2008	40,000	40,000
6.40% Senior Notes, due November 2005	30,000	30,000
Other	2,628	3,318

	247,628	248,318

Fair value of interest rate swap agreement	(1,012)	1,769
Less current maturities	70,934	1,031

Carrying amount of long-term debt	$175,682	$249,056

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
In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 2.56% and was 4.45% at October 28, 2005. The fair market value of the Company’s interest rate swap was a $1,012,000 liability at October 28, 2005 and was estimated by discounting expected cash flows using quoted market interest rates.

On November 15, 2005, the Company exercised its option under the terms of the Note Purchase Agreement, dated as of November 1, 1998, to prepay the outstanding principal amount of $40,000,000 of the 6.77% Senior Notes due November 15, 2008 (the 6.77% Senior Notes). As of November 15, 2005, the Company did not owe any interest payments relating to the 6.77% Senior Notes. Under the terms of the Note Purchase Agreement, the Company paid an additional $1,983,920 to the holders of the 6.77% Senior Notes as a prepayment penalty. The payment of the $1,983,920 prepayment penalty will be accounted for as a loss on extinguishment of debt in the first quarter of fiscal 2006.
Maturities of long-term debt at October 28, 2005, were as follows:

In Thousands
Fiscal Year
2006	$70,934
2007	763
2008	464
2009	390
2010	22
2011 and thereafter	175,055

$247,628

Short-term credit facilities at the end of fiscal 2005 and 2004 consisted of the following:

	2005		2004
	Outstanding	Interest	Outstanding	Interest
In Thousands	Borrowings	Rate	Borrowings	Rate
U.S.	$—	—	$5,000	3.46%
Foreign	2,031	2.76%	1,977	2.72%

	$2,031		$6,977

At October 28, 2005, the Company’s primary U.S. dollar credit facility totals $60,000,000 and is made available through a group of banks. The credit agreement is secured by substantially all of the Company’s assets and interest is based on standard inter-bank offering rates. An additional $11,559,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $71,559,000 available companywide. Subsequent to year-end, the U.S. credit facility was increased to $100,000,000.
A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at October 28, 2005. Available credit under the above credit facilities was $58,370,000 at fiscal 2005 year end, when reduced by outstanding borrowings of $2,031,000 and letters of credit of $11,158,000.

The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $252,330,000 and $271,069,000 at fiscal year end 2005 and 2004, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

NOTE 11: Commitments and Contingencies
Rental expense for operating leases totaled $9,651,000, $9,482,000 and $7,961,000 in fiscal years 2005, 2004 and 2003, respectively.
At October 28, 2005, the Company’s rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands
Fiscal Year
2006	$9,257
2007	8,809
2008	7,488
2009	7,291
2010	6,895
2011 and thereafter	17,572

$57,312

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
Approximately 974 U.S.-based employees or 22% of total U.S.-based employees were represented by various labor unions. In April 2005, a collective bargaining agreement covering about 100 employees expired and a successor agreement was reached with the labor union. Additionally, a collective bargaining agreement covering about 100 employees was reached in June 2005. A third agreement covering about 200 employees will expire in June 2006 and a fourth agreement covering about 100 employees will expire in September 2006. Management believes that the Company has established a good relationship with these employees and their union. The Company’s European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 12: Employee Stock Plans
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
At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. During fiscal 2005, employees purchased 63,209 shares at a fair market value price of $29.34 per share, leaving a balance of 122,978 shares available for issuance in the future. As of October 28, 2005, deductions aggregating $767,465 were accrued for the purchase of shares on December 15, 2005.
The Company also provides a nonqualified stock option plan for officers and key employees. At the end of fiscal 2005, the Company had 1,677,450 shares reserved for issuance to officers and key employees, of which 276,350 shares were available to be granted in the future.
The Board of Directors authorized the Compensation Committee to administer option grants and their terms. Awards under the 2004 plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company’s common stock on the date of grant.
The following table summarizes the changes in outstanding options granted under the Company’s stock option plans:

	2005		2004		2003
		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Subject to	Exercise	Subject to	Exercise	Subject to	Exercise
	Option	Price	Option	Price	Option	Price
Outstanding, beginning of year	1,438,000	$18.34	1,497,750	$16.25	1,618,125	$14.85
Granted	347,400	36.36	229,000	25.09	245,000	18.68
Exercised	(340,050)	14.93	(278,250)	12.53	(264,000)	8.83
Cancelled	(44,250)	20.65	(10,500)	21.99	(101,375)	19.05

Outstanding, end of year	1,401,100	$23.56	1,438,000	$18.34	1,497,750	$16.25

Exercisable, end of year	738,200	$18.32	877,750	$16.39	942,375	$14.94

The following table summarizes information for stock options outstanding at October 28, 2005:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Shares	Life (years)	Price	Shares	Price
$11.38 – 15.82	316,000	4.47	$13.79	284,000	$13.56
17.90 – 19.65	293,200	6.25	18.73	180,200	18.76
19.88 – 23.85	301,500	5.83	22.28	204,500	21.60
26.24 – 34.30	303,000	8.38	30.32	69,500	26.97
34.38 – 38.90	187,400	9.59	38.74	—	—

NOTE 13: Capital Stock
The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2005, there were no shares of preferred stock or serial preferred stock outstanding.
On November 24, 2004 the Company completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of approximately $109 million, of which $5.0 million was used to pay off existing credit facilities. The funds provided additional financial resources for acquisitions and general corporate purposes.
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

NOTE 14: Acquisitions and Divestitures
Acquisitions
On June 3, 2005, the Company acquired all of the outstanding capital stock of Palomar Products, Inc. (Palomar), a $25 million (estimated annual sales) California-based manufacturer of secure military communications products, for $21.3 million before a $4.2 million escrow deposit, acquisition costs and the change in net equity value from December 31, 2004 to close. A purchase price adjustment is payable to the seller contingent upon achievement of financial results through December 31, 2005, as described in the Stock Purchase Agreement. Palomar’s products extend the Company’s avionics and controls product lines. Palomar is included in the Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition.
The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary valuation report and is subject to refinement regarding the tax basis of assets acquired. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands
As of June 3, 2005
Current Assets	$8,079
Property, plant and equipment	2,151
Intangible assets subject to amortization
Programs (16 year weighted average useful life)	9,001
Patents (15 year weighted average useful life)	2,082
Other (3 year useful life)	5

11,088

Deferred income tax benefits	1,526
Goodwill	17,166

Total assets acquired	40,010

Current liabilities assumed	6,571
Deferred tax liabilities	4,317

Net assets acquired	$29,122

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
An escrow account for $12.5 million was established under the Agreement, which is payable to the shareholders of Leach, subject to certain Leach shareholder indemnifications. As of October 28, 2005 the escrow balance was $7.5 million. The acquisition expands the Company’s capabilities in providing solutions to its customers’ power distribution and diagnostic monitoring requirements.
The aerospace business is included in the Sensors & Systems segment and the medical business is included in the Avionics & Controls segment.
The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands
As of August 27, 2004
Current Assets	$50,977
Property, plant and equipment	24,380
Intangible assets subject to amortization
Programs (20 year weighted average useful life)	30,117
Patents (15 year weighted average useful life)	2,235
Leasehold interest (64 year remaining term of lease)	4,300
Other (10 year useful life)	4,721

41,373

Trade names (not subject to amortization)	13,720
Deferred income tax benefits	14,123
Goodwill	56,441
Other assets	4,259

Total assets acquired	205,273

Current liabilities assumed	20,631
Long-term debt	2,192
Pension and other liabilities	20,144
Deferred tax liabilities	12,511
Minority interest	2,356

Net assets acquired	$147,439

On December 1, 2003, the Company acquired all of the outstanding capital stock of AVISTA, Incorporated (AVISTA), a $10 million (sales) Wisconsin-based developer of embedded avionics software, for approximately $6.5 million in cash. A purchase price adjustment is payable to the seller in December 2004 and 2005 contingent upon the achievement of financial results as defined in the Stock Purchase Agreement. The December 2004 purchase price adjustment was approximately $3.3 million and the December 2005 purchase price adjustment was approximately $3.5 million, which was recorded in the first quarter of fiscal 2006 as additional consideration for the acquired assets. AVISTA provides a software engineering center to support the Company’s customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. AVISTA is included in the Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition. Revenues are largely fees charged for software engineering services.
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
The Weston Group supplies sensors and systems principally for the measurement of temperature and pressure, and also for rotational speed, torque, and density. The Weston Group’s product offerings are sold primarily into the commercial aerospace market and to a lesser degree, the industrial gas turbine market. The acquisition is included in the Sensors & Systems segment and complements the Company’s existing product offerings. Integration of the Weston Group and certain required expense reductions in the Sensors & Systems segment resulted in severance and early retirement expense of approximately $4.5 million in fiscal 2004. The severance and early retirement covered 55 employees in engineering, production, quality, research and development and administration functions.
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
On December 16, 2005, the Company acquired all of the outstanding capital stock of Darchem Holdings Limited (Darchem), a $70 million (estimated annual sales) manufacturer of thermally engineered components for critical aerospace applications for U.K. £67.5 million in cash (approximately $120.0 million), subject to adjustment based on the amount of cash and net working capital of Darchem as of closing, pursuant to the Stock Purchase Agreement. Darchem holds a leading position in its niche market and fits the Company’s engineered-to-order model. Darchem will be included in the Advanced Materials segment.
The Company financed the Darchem acquisition using cash on hand and approximately $80.0 million provided through a December 15, 2005 draw on the Company’s $100.0 million credit facility made available through a group of banks, with Wachovia Bank acting as administrative and collateral agent. The amount drawn is due on February 15, 2006, which date may be extended by the Company, and accrues interest at the rate of 5.19% per annum. If so extended, the interest rate will be equal to LIBOR plus the margin as set forth under the terms of the credit agreement. The credit facility is secured by substantially all of the Company’s assets. The credit agreement contains covenants, including but not limited to, restrictions on liens, making certain investments in third parties, capital expenditures, incurrence of additional indebtedness, repurchase of the Company’s common stock, declaration of dividends, and certain asset dispositions. In addition, the credit agreement requires that the Company comply with certain financial covenants, including maximum leverage ratio and a fixed charge coverage ratio.
Divestitures
During the fourth quarter of fiscal 2004, the Company sold a product line in its Sensors & Systems segment and recorded a gain of $3.4 million. In the second quarter of fiscal 2003, the Company sold a product line in its Sensors & Systems segment and reported a net loss on sale of $66,000.

NOTE 15: Business Segment Information
The Company’s businesses are organized and managed in three operating segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operations within the Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, motion control components and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. Sales in all segments include domestic, international, defense and commercial customers.
Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company’s operations by business segment for the last three fiscal years were as follows:

In Thousands	2005	2004	2003
Sales
Avionics & Controls	$261,550	$209,498	$198,249
Sensors & Systems	319,539	180,768	134,228
Advanced Materials	254,314	223,344	216,655

	$835,403	$613,610	$549,132

Income From Continuing Operations
Avionics & Controls	$37,325	$32,077	$29,507
Sensors & Systems	34,482	7,809	8,293
Advanced Materials	33,992	28,004	28,671

Segment Earnings	105,799	67,890	66,471

Corporate expense	(23,513)	(17,472)	(17,353)
Other income (expense)	(514)	509	—
Gain (loss) on sale of product line	—	3,434	(66)
Loss on derivative financial instruments	—	—	2,676
Interest income	4,057	1,964	868
Interest expense	(18,159)	(17,336)	(11,991)

	$67,670	$38,989	$40,605

Identifiable Assets
Avionics & Controls	245,016	$198,142	$144,492
Sensors & Systems	398,801	374,123	219,247
Advanced Materials	266,327	267,811	262,001
Other	—	2	2
Discontinued operations	—	—	—
Corporate[1]	205,104	95,270	177,085

	$1,115,248	$935,348	$802,827

Capital Expenditures
Avionics & Controls	$3,538	$6,483	$2,744
Sensors & Systems	11,155	3,335	2,927
Advanced Materials	8,283	11,492	8,857
Other	—	—	—
Discontinued operations	46	326	366
Corporate	754	490	2,236

	$23,776	$22,126	$17,130

In Thousands	2005	2004	2003
Depreciation and Amortization
Avionics & Controls	$6,972	$5,525	$4,964
Sensors & Systems	14,311	10,337	5,794
Advanced Materials	12,469	12,394	11,982
Other	—	—	—
Discontinued Operations	141	1,452	2,444
Corporate	1,415	1,437	1,031

	$35,308	$31,145	$26,215

[1]	Primarily cash, prepaid pension expense (see Note 8) and deferred tax assets (see Note 9).
The Company’s operations by geographic area for the last three fiscal years were as follows:

In Thousands	2005	2004	2003
Sales
Domestic
Unaffiliated customers — U.S.	$489,644	$369,424	$364,832
Unaffiliated customers — export	95,370	88,567	61,870
Intercompany	10,179	2,769	1,085

	595,193	460,760	427,787

France
Unaffiliated customers	108,236	58,788	54,857
Intercompany	13,528	5,050	3,182

	121,764	63,838	58,039

United Kingdom
Unaffiliated customers	108,901	90,531	61,998
Intercompany	3,021	2,406	65

	111,922	92,937	62,063

All Other Foreign
Unaffiliated customers	33,252	6,300	5,575
Intercompany	2,850	938	1,280

	36,102	7,238	6,855

Eliminations	(29,578)	(11,163)	(5,612)

	$835,403	$613,610	$549,132

In Thousands	2005	2004	2003
Segment Earnings[1]
Domestic	$79,555	$62,743	$59,769
France	14,987	227	4,539
United Kingdom	7,975	4,746	2,861
All other foreign	3,282	174	(698)

	$105,799	$67,890	$66,471

Identifiable Assets[2]
Domestic	$569,000	$432,365	$448,780
France	140,049	197,431	42,828
United Kingdom	190,090	202,411	133,309
All other foreign	11,005	7,871	825

	$910,144	$840,078	$625,742

[1]	Before corporate expense, shown on page 72.

[2]	Excludes corporate, shown on page 72.
The Company’s principal foreign operations consist of manufacturing facilities located in France, Germany and the United Kingdom, and include sales and service operations located in Singapore and China. Sensors & Systems segment operations are dependent upon foreign sales, which represented $214.4 million, $144.3 million and $117.0 million of Sensors & Systems sales in fiscal 2005, 2004 and 2003, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 35.4% and 4.0%, respectively, in fiscal 2005 and 12.7% of consolidated sales. In fiscal 2004, U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 35.9% and 9.4%, respectively, and 16.6% of consolidated sales.
Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2005	2004	2003
Elastomeric products	14%	16%	18%
Sensors	16%	19%	17%
Aerospace switches and indicators	12%	13%	16%
Combustible ordnance components	6%	8%	10%

NOTE 16: Quarterly Financial Data (Unaudited)
The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts
Fiscal Year 2005	Fourth	Third		Second	First
Net sales	$224,146	$209,873		$211,592	$189,792
Gross margin	69,619	65,693		68,538	58,100

Income from continuing operations [1]	15,366	11,859	[2]	13,726	10,083

Income from discontinued operations, net of tax	24	3		(562)	7,527

Net earnings	$15,390	$11,862	[2]	$13,164	$17,610

Earnings per share — basic
Continuing operations	$.61	$.47		$.55	$.42
Discontinued operations	—	—		(.03)	.31

Earnings per share — basic	$.61	$.47		$.52	$.73

Earnings per share — diluted
Continuing operations [3]	$.60	$.46		$.54	$.41
Discontinued operations [3]	—	—		(.02)	.31

Earnings per share — diluted	$.60	$.46		$.52	$.72

In Thousands, Except Per Share Amounts
Fiscal Year 2004	Fourth		Third	Second	First
Net sales	$190,346		$147,424	$146,474	$129,366
Gross margin	61,982		45,862	48,584	38,592

Income from continuing operations [1]	14,381	[5]	5,336	9,426	232	[4]
Income from discontinued operations, net of tax	8,498		576	960	174

Net earnings	$22,879	[5]	$5,912	$10,386	$406	[4]

Earnings per share — basic
Continuing operations	$.67		$.25	$.45	$.01
Discontinued operations [3]	.40		.03	.04	.01

Earnings per share — basic [3]	$1.07		$.28	$.49	$.02

Earnings per share — diluted
Continuing operations [3]	$.66		$.25	$.44	$.01
Discontinued operations [3]	.39		.02	.04	.01

Earnings per share — diluted [3]	$1.05		$.27	$.48	$.02

[1]	The effects of stock options expense, net of tax, are included in income from continuing operations and presented below:

	Fourth	Third	Second	First
Fiscal Year 2005	$881	$(2,308)	$(941)	$442
Fiscal Year 2004	$(237)	$(1,737)	$474	$(1,472)

[2]	Included a $2.0 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of U.S. and non-U.S. tax returns to the provision for income taxes.

[3]	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[4]	Included $4.5 million in legal, severance and early retirement expense in the Sensors & Systems segment. Included a $1.9 million reduction of previously estimated tax liabilities associated with the receipt of a NOPA from the Internal Revenue Service.

[5]	Included a $3.4 million gain on the sale of a product line in the Sensors & Systems segment.

NOTE 17: Guarantors
The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2005, 2004 and 2003 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Senior Subordinated Notes which include Advanced Input Devices, Inc., Amtech Automated Manufacturing Technology, Inc., Angus Electronics Co., Armtec Countermeasures Co., Armtec Defense Products Co., Auxitrol Co., AVISTA, Incorporated, BVR Technologies Co., EA Technologies Corporation, Equipment Sales Co., Esterline Technologies Holdings Limited, H.A. Sales Co., Hauser Inc., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach Technology Group, Inc., Mason Electric Co., MC Tech Co., Memtron Technologies Co., Norwich Aero Products, Inc., Palomar Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., Surftech Finishes Co., UMM Electronics Inc., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Auxitrol S.A., Auxitrol Technologies S.A., Esterline Sensors Services Asia PTE Ltd., Esterline Technologies Denmark Aps (Denmark), Esterline Technologies Ltd. (England), Esterline Technologies Ltd. (Hong Kong), Excellon Europa GmbH, Guizhou Leach-Tianyi Aviation Electrical Company Ltd. (China), Leach International Asia-Pacific Ltd. (Hong Kong), Leach International Europe S.A. (France), Leach International Germany GmbH (Germany), Leach International Mexico S. de R.L. de C.V. (Mexico), Leach International U.K. (England), LRE Medical GmbH (Germany), Muirhead Aerospace Ltd., Norcroft Dynamics Ltd., Pressure Systems International Ltd., Weston Aero Ltd. (England), and Weston Aerospace, Ltd. (England). The guarantor subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies and have fully and unconditionally, jointly and severally, guaranteed the Senior Subordinated Notes.

Condensed Consolidating Balance Sheet as of October 28, 2005

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$75,364	$2,154	$40,786	$—	$118,304
Cash in escrow	11,918	—	—	—	11,918
Short-term investments	62,656	—	—	—	62,656
Accounts receivable, net	671	96,931	52,149	—	149,751
Inventories	—	84,351	46,118	—	130,469
Deferred income tax benefits	25,115	102	1,651	—	26,868
Prepaid expenses	179	4,481	2,873	—	7,533
Other current assets	—	—	—	—	—

Total Current Assets	175,903	188,019	143,577	—	507,499

Property, Plant & Equipment, Net	2,687	95,001	40,526	—	138,214
Goodwill	—	191,919	69,248	—	261,167
Intangibles, Net	107	82,196	83,815	—	166,118
Debt Issuance Costs, Net	5,144	—	—	—	5,144
Deferred Income Tax Benefits	11,257	—	2,063	—	13,320
Other Assets	2,638	16,266	4,882	—	23,786
Amounts Due To (From) Subsidiaries	134,964	64,835	—	(199,799)	—
Investment in Subsidiaries	615,599	129	(128)	(615,600)	—

Total Assets	$948,299	$638,365	$343,983	$(815,399)	$1,115,248

Condensed Consolidating Balance Sheet as of October 28, 2005

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$990	$19,877	$20,586	$—	$41,453
Accrued liabilities	38,620	53,246	27,249	—	119,115
Credit facilities	—	—	2,031	—	2,031
Current maturities of long-term debt	70,000	—	934	—	70,934
Federal and foreign income taxes	3,634	76	5,088	—	8,798

Total Current Liabilities	113,244	73,199	55,888	—	242,331

Long-Term Debt, Net	173,988	—	1,694	—	175,682
Deferred Income Taxes	30,880	(10)	15,551	—	46,421
Other Liabilities	9,323	11,209	6,705	—	27,237
Amounts Due To (From) Subsidiaries	—	—	195,829	(195,829)	—
Minority Interest	—	—	2,713	—	2,713
Shareholders’ Equity	620,864	553,967	65,603	(619,570)	620,864

Total Liabilities and Shareholders’ Equity	$948,299	$638,365	$343,983	$(815,399)	$1,115,248

Condensed Consolidating Statement of Operations for the fiscal year ended October 28, 2005

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$574,864	$278,767	$(18,228)	$835,403
Cost of Sales	—	403,823	187,858	(18,228)	573,453

	—	171,041	90,909	—	261,950
Expenses
Selling, general and administrative	—	90,892	46,534	—	137,426
Research, development and engineering	—	17,399	24,839	—	42,238

Total Expenses	—	108,291	71,373	—	179,664

Operating Earnings from Continuing Operations	—	62,750	19,536	—	82,286

Interest income	(15,940)	(3,015)	(2,679)	17,577	(4,057)
Interest expense	18,261	4,642	12,833	(17,577)	18,159
Other expense (income)	50	86	378	—	514

Other Expense, Net	2,371	1,713	10,532	—	14,616

Income (Loss) from Continuing Operations Before Taxes	(2,371)	61,037	9,004	—	67,670
Income Tax Expense (Benefit)	(728)	14,409	2,620	—	16,301

Income (Loss) From Continuing Operations Before Minority Interest	(1,643)	46,628	6,384	—	51,369
Minority Interest	—	—	(335)	—	(335)

Income (Loss) From Continuing Operations	(1,643)	46,628	6,049	—	51,034

Income From Discontinued Operations, Net of Tax	—	6,992	—	—	6,992
Equity in Net Income of Consolidated Subsidiaries	59,669	—	—	(59,669)	—

Net Income (Loss)	$58,026	$53,620	$6,049	$(59,669)	$58,026

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$58,026	$53,620	$6,049	$(59,669)	$58,026
Minority interest	—	—	335	—	335
Depreciation & amortization	—	22,152	13,156	—	35,308
Deferred income tax	3,205	(112)	(7,594)	—	(4,501)
Stock compensation expense	—	2,262	537	—	2,799
Gain on disposal of discontinued operations	—	(9,456)	—	—	(9,456)
Loss on sale of building	—	59	—	—	59
Gain on sale of short-term investments	(1,397)	—	—	—	(1,397)
Working capital changes, net of effect of acquisitions
Accounts receivable	1,550	(11,458)	(7,737)	—	(17,645)
Inventories	—	(6,350)	(5,286)	—	(11,636)
Prepaid expenses	174	(903)	2,431	—	1,702
Other current assets	147	288	—	—	435
Accounts payable	470	2,638	1,058	—	4,166
Accrued liabilities	9,540	7,401	2,975	—	19,916
Federal & foreign income taxes	638	1	4,530	—	5,169
Other liabilities	40	(6,838)	384	—	(6,414)
Other, net	7,830	(3,783)	(4,501)	—	(454)

	80,223	49,521	6,337	(59,669)	76,412

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(754)	(15,289)	(7,733)	—	(23,776)
Proceeds from sale of discontinued operations	—	21,421	—	—	21,421
Proceeds from sale of building	—	2,319	—	—	2,319
Escrow deposit	(4,207)	—	—	—	(4,207)
Proceeds from sale of capital assets	3	2,017	292	—	2,312
Purchase of short-term investments	(173,273)	—	—	—	(173,273)
Proceeds from sale of short-term investments	112,014	—	—	—	112,014
Acquisitions of businesses, net	—	(28,261)	—	—	(28,261)

	(66,217)	(17,793)	(7,441)	—	(91,451)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	4,727	—	—	—	4,727
Proceeds from stock issuance	108,490	—	—	—	108,490
Net change in credit facilities	(5,000)	—	171	—	(4,829)
Repayment of long-term debt, net	(2,781)	(57)	(464)	—	(3,302)
Net change in intercompany financing	(50,479)	(31,962)	22,772	59,669	—

	54,957	(32,019)	22,479	59,669	105,086

Effect of foreign exchange rates on cash	(458)	92	(856)	—	(1,222)

Net increase (decrease) in cash and cash equivalents	68,505	(199)	20,519	—	88,825
Cash and cash equivalents — beginning of year	6,859	2,353	20,267	—	29,479

Cash and cash equivalents — end of year	$75,364	$2,154	$40,786	$—	$118,304

Condensed Consolidating Balance Sheet as of October 29, 2004

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$6,859	$2,353	$20,267	$—	$29,479
Cash in escrow	8,511	—	—	—	8,511
Accounts receivable, net	2,221	83,115	46,870	—	132,206
Inventories	—	76,168	42,886	—	119,054
Deferred income tax benefits	40,630	—	(17,131)	—	23,499
Prepaid expenses	353	3,598	5,490	—	9,441
Other current assets	147	288	—	—	435

Total Current Assets	58,721	165,522	98,382	—	322,625

Property, Plant & Equipment, Net	2,369	99,360	43,406	—	145,135
Goodwill	—	175,607	72,210	—	247,817
Intangibles, Net	141	77,160	92,575	—	169,876
Debt Issuance Costs, Net	5,818	—	—	—	5,818
Deferred Income Tax Benefits	11,216	—	—	—	11,216
Other Assets	9,780	18,309	4,772	—	32,861
Amounts Due To (From) Subsidiaries	152,346	36,188	—	(188,534)	—
Investment in Subsidiaries	558,234	—	92	(558,326)	—

Total Assets	$798,625	$572,146	$311,437	$(746,860)	$935,348

Condensed Consolidating Balance Sheet as of October 29, 2004

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$520	$16,814	$20,533	$—	$37,867
Accrued liabilities	29,880	41,466	25,692	—	97,038
Credit facilities	5,000	—	1,977	—	6,977
Current maturities of long-term debt	—	50	981	—	1,031
Federal and foreign income taxes	2,996	75	3,607	—	6,678

Total Current Liabilities	38,396	58,405	52,790	—	149,591

Long-Term Debt, Net	246,769	7	2,280	—	249,056
Deferred Income Taxes	43,149	—	294	—	43,443
Other Liabilities	9,283	13,840	6,729	—	29,852
Amounts Due To (From) Subsidiaries	—	—	186,310	(186,310)	—
Minority Interest	—	—	2,378	—	2,378
Shareholders’ Equity	461,028	499,894	60,656	(560,550)	461,028

Total Liabilities and Shareholders’ Equity	$798,625	$572,146	$311,437	$(746,860)	$935,348

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2004

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$461,067	$155,073	$(2,530)	$613,610
Cost of Sales	—	320,285	100,835	(2,530)	418,590

	—	140,782	54,238	—	195,020

Expenses
Selling, general and administrative	—	79,038	39,708	—	118,746
Research, development and engineering	—	10,275	15,581	—	25,856

Total Expenses	—	89,313	55,289	—	144,602

Operating Earnings from Continuing Operations	—	51,469	(1,051)	—	50,418

Gain on sale of business	(1,700)	—	(1,734)	—	(3,434)
Interest income	(14,316)	(3,017)	(828)	16,197	(1,964)
Interest expense	17,010	3,272	13,251	(16,197)	17,336
Other expense (income)	(520)	(239)	250	—	(509)

Other Expense, Net	474	16	10,939	—	11,429

Income (Loss) from Continuing Operations Before Taxes	(474)	51,453	(11,990)	—	38,989
Income Tax Expense (Benefit)	(140)	12,934	(3,202)	—	9,592

Income (Loss) From Continuing Operations Before Minority Interest	(334)	38,519	(8,788)	—	29,397
Minority Interest	—	—	(22)	—	(22)

Income (Loss) From Continuing Operations	(334)	38,519	(8,810)	—	29,375

Income From Discontinued Operations, Net of Tax	—	10,208	—	—	10,208
Equity in Net Income of Consolidated Subsidiaries	39,917	—	—	(39,917)	—

Net Income (Loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583
Minority interest	—	—	22	—	22
Depreciation & amortization	—	22,320	8,825	—	31,145
Deferred income tax	3,375	—	(111)	—	3,264
Stock-based compensation	—	3,191	1,135	—	4,326
Gain on disposal of discontinued operations	—	(12,521)	—	—	(12,521)
Gain on sale of land	—	(892)	—	—	(892)
Gain on sale of product line	(1,700)	—	(1,734)	—	(3,434)
Working capital changes, net of effect of acquisitions
Accounts receivable	(2,126)	(5,513)	(1,393)	—	(9,032)
Inventories	—	(6,897)	(2,198)	—	(9,095)
Prepaid expenses	(219)	760	(1,200)	—	(659)
Accounts payable	382	(684)	2,902	—	2,600
Accrued liabilities	11,800	(1,444)	(116)	—	10,240
Federal & foreign income taxes	8,935	(804)	820	—	8,951
Other liabilities	9,283	(923)	(4,001)	—	4,359
Other, net	(9,734)	5,668	(1,464)	—	(5,530)

	59,579	50,988	(7,323)	(39,917)	63,327

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(490)	(18,881)	(2,755)	—	(22,126)
Proceeds from sale of discontinued operations	—	10,000	—	—	10,000
Proceeds from sale of product line	1,700	—	1,775	—	3,475
Proceeds from sale of land	—	1,654	—	—	1,654
Escrow deposit	(12,500)	—	—	—	(12,500)
Proceeds from sale of capital assets	23	1,190	(435)	—	778
Proceeds from sale of short-term investments	12,797	—	—	—	12,797
Acquisitions of businesses, net	—	(50,855)	(87,956)	—	(138,811)

	1,530	(56,892)	(89,371)	—	(144,733)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,807	—	—	—	2,807
Net change in credit facilities	5,000	(180)	(698)	—	4,122
Repayment of long-term debt, net	(27,996)	(77)	(1,356)	—	(29,429)
Debt and other issuance costs	(268)	—	—	—	(268)
Net change in intercompany financing	(143,641)	5,573	98,151	39,917	—

	(164,098)	5,316	96,097	39,917	(22,768)

Effect of foreign exchange rates on cash	14	(89)	2,365	—	2,290

Net increase (decrease) in cash and cash equivalents	(102,975)	(677)	1,768	—	(101,884)
Cash and cash equivalents — beginning of year	109,834	3,030	18,499	—	131,363

Cash and cash equivalents — end of year	$6,859	$2,353	$20,267	$—	$29,479

Condensed Consolidating Statement of Operations for the fiscal year ended October 31, 2003

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Net Sales	$—	$426,051	$124,638	$(1,557)	$549,132
Cost of Sales	—	293,913	84,575	(1,557)	376,931

	—	132,138	40,063	—	172,201
Expenses
Selling, general and administrative	—	79,460	25,841	—	105,301
Research, development and engineering	—	7,564	10,218	—	17,782

Total Expenses	—	87,024	36,059	—	123,083

Operating Earnings from Continuing Operations	—	45,114	4,004	—	49,118

Loss on sale of business	—	—	66	—	66
Gain on derivative financial instruments	(2,676)	—	—	—	(2,676)
Interest income	(5,492)	(2,511)	(370)	7,505	(868)
Interest expense	11,624	2,526	5,346	(7,505)	11,991
Other expense (income)	(116)	96	20	—	—

Other Expense, Net	3,340	111	5,062	—	8,513

Income (Loss) from Continuing Operations Before Taxes	(3,340)	45,003	(1,058)	—	40,605
Income Tax Expense (Benefit)	(868)	13,572	(246)	—	12,458

Income (Loss) From Continuing Operations	(2,472)	31,431	(812)	—	28,147

Loss From Discontinued Operations, Net of Tax	—	(5,312)	—	—	(5,312)
Equity in Net Income of Consolidated Subsidiaries	25,307	—	—	(25,307)	—

Net Income (Loss)	$22,835	$26,119	$(812)	$(25,307)	$22,835

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$22,835	$26,119	$(812)	$(25,307)	$22,835
Depreciation & amortization	—	22,230	3,985	—	26,215
Deferred income tax	14,051	(4,221)	(595)	—	9,235
Stock-based compensation	—	1,137	291	—	1,428
Loss on disposal and holding period loss on discontinued operations	—	9,282	—	—	9,282
Loss on sale of product line	—	—	66	—	66
Working capital changes, net of effect of acquisitions
Accounts receivable	154	(10,824)	1,154	—	(9,516)
Inventories	—	2,078	4,244	—	6,322
Prepaid expenses	(97)	(8)	222	—	117
Accounts payable	115	503	(5,014)	—	(4,396)
Accrued liabilities	7,905	1,155	(4,134)	—	4,926
Federal & foreign income taxes	(7,451)	6,639	(111)	—	(923)
Other, net	(1,754)	(2,397)	4,348	—	197

	35,758	51,693	3,644	(25,307)	65,788

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(2,235)	(12,334)	(2,561)	—	(17,130)
Proceeds from sale of discontinued operations	—	3,850	—	—	3,850
Proceeds from sale of product line	—	—	5,630	—	5,630
Escrow deposit	(1,036)	—	—	—	(1,036)
Proceeds from sale of capital assets	38	581	147	—	766
Purchase of short-term investments	(12,797)	—	—	—	(12,797)
Acquisitions of businesses, net	—	(32,767)	(78,968)	—	(111,735)

	(16,030)	(40,670)	(75,752)	—	(132,452)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2003

			Non-
		Guarantor	Guarantor
In Thousands	Parent	Subsidiaries	Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,424	—	—	—	2,424
Net change in credit facilities	—	—	2,279	—	2,279
Repayment of long-term debt	(235)	(76)	(421)	—	(732)
Debt and other issuance costs	(7,735)	—	—	—	(7,735)
Proceeds from note issuance	175,000	—	—	—	175,000
Investment in subsidiaries	(85,867)	(9,443)	70,003	25,307	—

	83,587	(9,519)	71,861	25,307	171,236

Effect of foreign exchange rates on cash	(83)	41	4,322	—	4,280

Net increase in cash and cash equivalents	103,232	1,545	4,075	—	108,852
Cash and cash equivalents — beginning of year	6,602	1,485	14,424	—	22,511

Cash and cash equivalents — end of year	$109,834	$3,030	$18,499	$—	$131,363

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system over financial reporting is designed by, or under the supervision of, our chief executive officer and chief financial officer, and is effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that transactions are made only in accordance with the authorization of our management and directors; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of Esterline’s internal control over financial reporting as of October 28, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 28, 2005.
Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment and the effectiveness of our internal control over financial reporting. This report appears on page XX.

/s/ Robert W. Cremin

Robert W. Cremin
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert D. George

Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer
(Principal Financial Officer)

/s/ Gary J. Posner

Gary J. Posner
Corporate Controller
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Esterline Technologies Corporation
Bellevue, Washington
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Esterline Technologies Corporation maintained effective internal control over financial reporting as of October 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Esterline Technologies Corporation maintained effective internal control over financial reporting as of October 28, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Esterline Technologies Corporation as of October 28, 2005 and October 29, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 28, 2005 of Esterline Technologies Corporation and our report dated December 30, 2005 expressed an unqualified opinion thereon.
Ernst & Young LLP
Seattle, Washington
December 30, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Esterline Technologies Corporation
Bellevue, Washington
We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 28, 2005 and October 29, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 28, 2005 and October 29, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2005, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Esterline Technologies Corporation’s internal control over financial reporting as of October 28, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 30, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP
Seattle, Washington
December 30, 2005