Form 10-K, Exhibit 13
period 2006-10-27
ESTERLINE TECHNOLOGIES CORP
filed 2007-01-08
CIK 33619

Exhibit 13

Financial Highlights

In Thousands, Except Per Share Amounts

	2006	2005
For Fiscal Years

Operating Results
Net sales	$972,275	$835,403
Segment earnings	120,848	105,799
Income from continuing operations	55,615	51,034
Income from discontinued operations, net of tax	—	6,992
Net earnings	55,615	58,026

Earnings per share – diluted:
Continuing operations	$2.15	$2.02
Discontinued operations	—	.27
Earnings per share	2.15	2.29

Weighted average shares outstanding – diluted	25,818	25,302

Financial Position
Total assets	$1,290,451	$1,115,248
Property, plant and equipment, net	170,442	138,214
Long-term debt, net	282,307	175,682
Shareholders’ equity	707,989	620,864

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations

OVERVIEW

We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. The Avionics & Controls segment designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles, secure communications systems, specialized medical equipment, and other industrial applications. The Sensors & Systems segment produces high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, micro-motors, motion control sensors, and other related systems, principally for aerospace and defense customers. The Advanced Materials segment develops and manufactures high-performance elastomer products used in a wide range of commercial aerospace and military applications, combustible ordnance components and electronic warfare countermeasure devices for military customers, and thermally engineered components for critical aerospace applications. All segments include sales to domestic, international, defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products in three key technologies: avionics and controls, sensors and systems and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and establishing strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering. We acquired Wallop Defence Systems Limited (Wallop) and FR Countermeasures on March 24, 2006 and December 23, 2005, respectively, from Cobham plc. Wallop and FR Countermeasures are manufacturers of military pyrotechnic countermeasure devices. We paid approximately $65.0 million for both companies, including acquisition costs and an adjustment based on the amount of indebtedness and net working capital as of closing. In addition, we may pay an additional purchase price of up to U.K. £10.0 million, or approximately $19.0 million, depending on the achievement of certain objectives. The acquisitions strengthen our international and U.S. position in countermeasure devices. Wallop and FR Countermeasures are included in our Advanced Materials segment. On December 16, 2005, we acquired Darchem Holdings Limited (Darchem), a manufacturer of thermally engineered components for critical aerospace applications, for U.K. £68.7 million (approximately $121.7 million), including acquisition costs and an adjustment based on the amount of cash and net working capital of Darchem as of closing. Darchem holds a leading position in its niche market and fits our engineered-to-order model and is included in our Advanced Materials segment.

On January 28, 2005, we completed the sale of our wholly-owned subsidiary Fluid Regulators Corporation (Fluid Regulators), which was included in our Sensors & Systems segment, for approximately $21.4 million. As a result of the sale, we recorded a gain of approximately $7.0 million, net of tax of $2.4 million, in fiscal 2005. The disposition is reported as discontinued operations and the consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Income from continuing operations for fiscal 2006 was $55.6 million, or $2.15 per diluted share, compared with $51.0 million, or $2.02 per diluted share, in fiscal 2005, principally reflecting strong results in Avionics & Controls, weaker earnings in Sensors & Systems and increased earnings in Advanced Materials. Avionics & Controls earnings were stronger from cockpit controls reflecting new OEM programs, higher aftermarket spares sales and improved margins on medical equipment devices. The decrease in Sensors & Systems earnings was principally due to the completion of a pressure sensor retrofit program in fiscal 2005, excess production costs and increased research and development expenses for the A400M program. Advanced Materials earnings mainly reflected incremental earnings from our Darchem acquisition and improved sales and earnings from our Arkansas flare countermeasure operations.

On June 26, 2006, an explosion occurred at our Wallop facility, which resulted in one fatality and several minor injuries. The incident destroyed an oven complex for the production of advanced flares and significantly damaged the advanced flare facility. Although the advanced flare facility is expected to be closed for about 18 months due to the requirements of the Health Safety Executive (HSE) to review the cause of the accident, operations will continue at a portion of our facility located on the same site as the advanced flare facility. The HSE investigation will not be completed until the Coroner’s Inquest is filed possibly in July or August 2007. Although it is not possible to determine the results of the HSE investigation or how the Coroner will rule, management does not expect to be found in breach of the Health & Safety Act related to the accident and, accordingly, no amounts have been recorded for any potential fines that may be assessed by the HSE. The HSE will also review and approve the plans and construction of the new flare facility.

The operation is insured under a property, casualty and business interruption insurance policy. The damaged building and inventory is fully covered by insurance and, accordingly, no loss as a result of the accident has been recorded related to these assets in fiscal 2006. We have recorded business interruption insurance recoveries of $4.9 million for losses incurred in fiscal 2006. As we continue to incur losses in future periods as a result of the accident, business interruption insurance recoveries that can be estimated and are probable of collection will be recorded in our consolidated financial statements.

Non-operating expense in the first fiscal quarter of 2006 included a $1.4 million, net of tax, prepayment penalty arising from the $40.0 million prepayment of our 6.77% Senior Notes.

Net income was $55.6 million, or $2.15 per share on a diluted basis, compared with $58.0 million, or $2.29 per share on a diluted basis, in fiscal 2005. Net income in fiscal 2005 included income from discontinued operations of $7.0 million, or $0.27 per share on a diluted basis.

Results of Continuing Operations

Fiscal 2006 Compared with Fiscal 2005

Sales for fiscal 2006 increased 16.4% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2006	2005

Avionics & Controls	8.2%	$283,011	$261,550
Sensors & Systems	4.3%	333,257	319,539
Advanced Materials	40.0%	356,007	254,314

Total		$972,275	$835,403

The 8.2% increase in Avionics & Controls reflected incremental sales from the Palomar acquisition in the third quarter of fiscal 2005 and higher sales of cockpit controls. These increases were partially offset by decreased sales of diagnostic medical devices; we expect to replace these sales from new or existing customers who meet our targeted profile of requiring highly engineered solutions with low production volumes and high mix. During fiscal 2006 and 2005, sales of cockpit displays to the Chinese market aggregated $7.6 million and $6.7 million, respectively. Our future sales of cockpit control displays to the Chinese market may be precluded by the proposed Bureau of Industry and Security’s (BIS) catch-all rule, currently scheduled for implementation in fiscal 2007. We expect the effect of this regulation, if implemented, to be immaterial to our consolidated results of operations in future periods, but the loss of income from this market opportunity may have a measurable effect on the results of operations of our Avionics & Controls segment.

The 4.3% increase in Sensors & Systems principally reflected growth in OEM programs for temperature and pressure sensors and electrical power switching devices. These increases were partially offset by lower motion control distribution sales to the British Ministry of Defence (British MoD). In addition, pressure sensor sales in the first nine months of fiscal 2005 were enhanced by a retrofit program.

The 40.0% increase in Advanced Materials reflected $76.1 million in incremental sales from the acquisitions of Darchem, Wallop and FR Countermeasures and higher sales of flare countermeasure devices, elastomer material and increased sales at our metal finishing unit. Sales of combustible ordnance are expected to decline in fiscal 2007 due to reduced U.S. Army requirements but be offset by increases in flare countermeasure sales.

Sales to foreign customers, including export sales by domestic operations, totaled $437.0 million and $345.8 million, and accounted for 45.0% and 41.4% of our sales for fiscal 2006 and 2005, respectively.

Overall, gross margin as a percentage of sales was 30.9% and 31.4% for fiscal 2006 and 2005, respectively. Avionics & Controls segment gross margin was 35.3% and 33.3% for fiscal 2006 and 2005, respectively, reflecting a higher mix of cockpit control and after-market sales and an improved recovery of fixed expenses. The increase also reflects enhanced medical equipment margins.

Sensors & Systems segment gross margin was 33.9% and 34.5% for fiscal 2006 and 2005, respectively. The decrease in Sensors & Systems gross margin from fiscal 2005 was largely a result of production inefficiencies and incremental direct labor costs incurred to reduce delinquent shipments at our pressure and sensor operations. In addition, fiscal 2005 benefited from a retrofit program. Gross margin in fiscal 2005 was impacted by a loss provision on shipments of off-spec electrical power switching devices. In fiscal 2006, the Company was able to negotiate a favorable settlement with its customer and, accordingly, nearly all of the loss provision recorded in fiscal 2005 was reversed. Gross margin was also impacted by a weaker U.S. dollar compared to the euro and U.K. pound on U.S. dollar-denominated sales and euro- and U.K. pound-based cost of sales.

Advanced Materials segment gross margin was 24.7% and 25.3% for fiscal 2006 and 2005, respectively. Gross margin was impacted by the explosion at our Wallop facility, as explained above and start-up costs at our FR Countermeasures unit. This decrease in gross margin was partially offset by improved operating efficiencies at our Arkansas flare countermeasure operation. Additionally, gross margins improved at our elastomer material operations, reflecting increased recovery of fixed expenses and a shift in sales mix to higher margin space and defense products.

Selling, general and administrative expenses (which include corporate expenses) increased to $159.6 million in fiscal 2006 compared with $137.4 million in fiscal 2005. Selling, general and administrative expenses include stock option expense of $5.4 million resulting from accounting for stock option expense under Financial Accounting Standards No. 123(R), “Share-Based Payment,” (Statement No. 123(R)). For information on our adoption of Statement No. 123(R), see Note 13 to the consolidated financial statements. In fiscal 2005, we recorded $2.8 million of stock option expense under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Darchem, Wallop, FR Countermeasures and Palomar acquisitions. In addition, pension expense was $4.3 million and $3.0 million in fiscal 2006 and 2005, respectively. Pension expense in fiscal 2006 included a $1.2 million increase in the Leach pension obligation existing as of our acquisition of Leach in August 2004, which was identified during an audit of its pension plan. The increase in selling, general and administrative expense also reflected a $1.0 million charge as a result of a customer contract termination and higher commission expense from increased sales. As a percentage of sales, selling, general and administrative expenses were 16.4% and 16.5% in fiscal 2006 and 2005, respectively.

Research, development and related engineering spending increased to $52.6 million, or 5.4% of sales, in fiscal 2006 compared with $42.2 million, or 5.1% of sales, in fiscal 2005. Darchem’s research and development and engineering spending as a percentage of sales is lower than our other operating units. If research, development and engineering spending as a percentage of sales is calculated excluding Darchem, the percentage is 5.8%, which we consider to be a better comparison to the prior year. The increase in research, development and related engineering largely reflects spending on the A400M primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. Research, development and engineering expense in fiscal 2006 is net of a $5.2 million government subsidy due from France. Research, development and related engineering spending is expected to return to more historical levels during the second half of fiscal 2007.

Segment earnings (which exclude corporate expenses and other income and expense) increased 14.2% during fiscal 2006 to $120.8 million compared to $105.8 million in the prior year. Avionics & Controls segment earnings were $45.1 million for fiscal 2006 compared with $37.3 million in fiscal 2005 and reflected incremental earnings from the Palomar acquisition completed in June 2005 and strong earnings from our cockpit control and medical equipment operations.

Sensors & Systems segment earnings were $29.3 million for fiscal 2006 compared with $34.5 million in fiscal 2005. The decrease in Sensors & Systems earnings from fiscal 2005 reflected manufacturing inefficiencies and incremental direct labor costs incurred to reduce delinquent shipments at our pressure and temperature sensors operations. Sensors & Systems earnings were also impacted by a $1.0 million charge as a result of a customer contract termination as well as a $4.6 million increase in research, development and engineering spending which was principally incurred by our Leach units. Sensors & Systems earnings also reflected the impact of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses.

Advanced Materials segment earnings were $46.5 million for fiscal 2006 compared with $34.0 million for fiscal 2005. Advanced Materials earnings reflected incremental earnings from the Darchem acquisition and improved earnings from our elastomer and Arkansas flare countermeasure operations. Advanced Materials earnings were impacted by lower sales and earnings at our combustible ordnance operations, start-up costs at our FR Countermeasures unit and the incident at our Wallop operations described above. Business interruption insurance recoveries of $4.9 million were recorded during fiscal 2006.

Interest income decreased to $2.6 million during fiscal 2006 compared with $4.1 million in fiscal 2005, reflecting lower balances of cash and cash equivalents and short-term investments. Interest expense increased to $21.3 million during fiscal 2006 compared with $18.2 million in the prior year, reflecting increased borrowings to finance acquisitions and working capital requirements. In February 2006, we entered into an interest rate swap agreement on the full principal amount of our U.K. £57.0 million term loan, exchanging the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.

The effective income tax rate for continuing operations for fiscal 2006 was 22.8% compared with 24.1% in fiscal 2005. The effective tax rate was lower than the statutory rate, as both years benefited from various tax credits and deductions. In addition, in fiscal 2006, we recognized a $4.5 million reduction of previously estimated tax liabilities, which was the result of the following items: $1.6 million due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of prior year’s U.S. income tax return to the U.S. income tax return’s provision for income taxes, $2.0 million as a result of receiving a Notice of Proposed Adjustment (NOPA) from the State of California Franchise Tax Board covering, among other items, the examination of research and development tax credits for fiscal years 1997 through 2002 and $0.9 million as a result of a favorable conclusion of a tax examination. In fiscal 2005, we recognized a $2.0 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of prior year’s U.S. income tax return to the U.S. income tax return’s provision for income taxes. While the effective tax rate in fiscal 2006 was impacted by the expiration of the U.S. Research and Experimentation Credit at December 31, 2005, the impact was partially offset by increased benefits from various tax credits and foreign interest deductions. On December 21, 2006, the Tax Relief and Health Care Act of 2006 (the Act) was signed into law. The Act retroactively extends the Federal Research and Experimentation tax credit from January 1, 2006 through December 31, 2007. As a result of the extension of the Research and Experimentation tax credit, during the first quarter of fiscal 2007, we anticipate that the Company will recognize approximately $2.0 million of tax benefits related to fiscal 2006. In addition, we expect that the Company will recognize approximately $2.0 million of research and experimentation tax benefits related to fiscal 2007 in our full year results of operations.

New orders for fiscal 2006 were $1,143.0 million compared with $894.4 million for fiscal 2005. Avionics & Controls orders for fiscal 2006 increased 7.2% from the prior-year period. Sensors & Systems orders for fiscal 2006 decreased 4.0% from the prior-year period, principally reflecting the timing of receiving orders. Advanced Materials orders for fiscal 2006 increased 92.3% from the prior-year period, principally reflecting the Darchem and Wallop acquisitions. Backlog at the end of fiscal 2006 was $653.5 million compared with $482.8 million at the end of the prior year. Approximately $165.8 million is scheduled to be delivered after fiscal 2007. Backlog is subject to cancellation until delivery.

Fiscal 2005 Compared with Fiscal 2004

Sales for fiscal 2005 increased 36.1% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2005	2004

Avionics & Controls	24.8%	$261,550	$209,498
Sensors & Systems	76.8%	319,539	180,768
Advanced Materials	13.9%	254,314	223,344

Total		$835,403	$613,610

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

Overall, gross margin as a percentage of sales was 31.4% and 31.8% for fiscal 2005 and 2004, respectively. Avionics & Controls segment gross margin was 33.3% and 33.7% for fiscal 2005 and 2004, respectively, reflecting a higher mix of lower margin medical equipment sales. The impact from medical equipment sales was partially offset by a higher mix of aftermarket products and cockpit controls sales and software support services performed by our AVISTA unit. Additionally, gross margin in fiscal 2004 reflected plant relocations and consolidation of facilities. Mason Electric Co. and Janco Corporation moved from their respective facilities to one new facility. This move required more time to execute than originally anticipated, resulting in higher than expected moving expenses, operating inefficiencies and delayed shipments.

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

Selling, general and administrative expenses (which include corporate expenses) increased to $137.4 million in fiscal 2005 compared with $118.7 million in fiscal 2004. Selling, general and administrative expenses include stock option expense of $2.8 million and $4.3 million in fiscal 2005 and 2004, respectively. These are non-cash charges resulting from mark-to-market adjustments under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Leach acquisition partially offset by certain expense reductions at our Sensors & Systems operations and the decrease in stock option expense. As a percentage of sales, selling, general and administrative expenses were 16.5% and 19.4% in fiscal 2005 and 2004, respectively. The decrease in selling, general and administrative expense as a percentage of sales principally reflected $4.5 million in severance expense in our Sensors & Systems segment incurred in the prior-year period, lower stock option expense and higher sales volumes without a proportional increase in the expense during fiscal 2005.

Research, development and related engineering spending increased to $42.2 million, or 5.1% of sales, in fiscal 2005 compared with $25.9 million, or 4.2% of sales, in fiscal 2004. The increase in research, development and related engineering largely reflects spending on the A400M primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs.

Segment earnings (which exclude corporate expenses and other income or expense) increased 55.8% during fiscal 2005 to $105.8 million compared to $67.9 million in the prior year. Avionics & Controls segment earnings were $37.3 million for fiscal 2005 compared with $32.1 million in fiscal 2004 and reflected increased earnings from higher sales of cockpit controls to the aftermarket and OEM customers. These earnings included a $3.1 million increase in research, development and engineering spending. Avionics & Controls results were partially offset by weaker earnings from medical equipment operations. Comparatively, fiscal 2004 Avionics & Controls earnings were impacted by the relocation and consolidation of facilities.

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

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows

Cash and cash equivalents and short-term investments at the end of fiscal 2006 totaled $42.6 million, a decrease of $138.3 million from the prior year. Net working capital increased to $267.7 million at the end of fiscal 2006 from $265.2 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses.

Cash flows from operating activities were $36.7 million and $76.4 million in fiscal 2006 and 2005, respectively. The decrease principally reflected lower cash flows from operating activities of our non-U.S. units, including the $5.2 million research and development subsidy from France not yet received in cash. In addition, the decrease reflects increased cash payments for inventory. Customers are now requiring shorter lead times and higher levels of safety stock which have resulted in a significantly higher investment in inventory. The decrease also reflects higher payments of taxes and interest, the $2.2 million prepayment penalty on the 6.77% Senior Notes and increased cash payments for incentive compensation, which is paid annually in December.

Cash flows used by investing activities were $153.0 million and $91.5 million in fiscal 2006 and 2005, respectively. The increase in the use of cash for investing activities mainly reflected cash paid for acquisitions. Additionally, fiscal 2005 included $21.4 million in proceeds from the sale of our discontinued operations.

Cash flows provided by financing activities were $39.1 million and $105.1 million in fiscal 2006 and 2005, respectively. The decrease in cash provided by financing activities principally reflected the net proceeds of $108.5 million from our public offering of 3.7 million shares of common stock completed in fiscal 2005. Additionally, the decrease reflected the repayment of our $30.0 million 6.40% Senior Notes in accordance with terms and the $40.0 million prepayment of our 6.77% Senior Notes in the first fiscal quarter of 2006. These decreases were partially offset by our borrowing of $100.0 million under our term loan facility in fiscal 2006.

Capital Expenditures

Net property, plant and equipment was $170.4 million at the end of fiscal 2006 compared with $138.2 million at the end of the prior year. Capital expenditures for fiscal 2006 were $26.5 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $27.5 million for fiscal 2007. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Debt Financing

Total debt increased $47.3 million from the prior year to $295.9 million at the end of fiscal 2006. Total debt outstanding including the fair value of the interest rate swap at the end of fiscal 2006 consisted of $174.3 million under our Senior Subordinated Notes, $108.1 million under our GBP Term Loan and $13.5 million under our credit facility and various foreign currency debt agreements, including capital lease obligations. The Senior Subordinated Notes are due June 15, 2013 at an interest rate of 7.75%. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company’s foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary” under the indenture covering the Senior Subordinated Notes.

In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. On November 15, 2005, $30.0 million of the 6.4% Senior Notes matured and was paid. Additionally, on November 15, 2005, we exercised our option under the terms of the Note Purchase Agreement, dated as of November 1, 1998, to prepay the outstanding principal amount of $40.0 million of the 6.77% Senior Notes due November 15, 2008. Under the terms of the Note Purchase Agreement, we paid an additional $2.0 million to the holders of the 6.77% Senior Notes as a prepayment penalty and wrote off debt issuance costs associated with the 6.77% Senior Notes. The payment of the prepayment penalty and the write-off of the debt issuance costs were accounted for as a loss on extinguishment of debt in the first quarter of fiscal 2006.

On February 10, 2006, we amended the credit agreement to provide a $100.0 million term loan facility, which may be drawn in U.S. dollars, U.K. pounds or euros. In addition to the $100.0 million term loan facility, we have a $100.0 million revolving credit facility that provides up to $25.0 million of the credit facility and up to $50.0 million of the letter of credit may be drawn in U.K. pounds or euros in addition to U.S. dollars. Available credit under the above credit facilities was $111.0 million at fiscal 2006 year end, when reduced by outstanding borrowings of $8.1 million and letters of credit of $0.6 million. On February 10, 2006, we borrowed U.K. £57.0 million, or approximately $100.0 million, under the term loan facility. We used the proceeds from the loan as working capital for our U.K. operations and to repay a portion of our outstanding borrowings under the revolving credit facility. The principal amount of the loan is payable quarterly commencing on March 31, 2007 through the termination date of November 14, 2010, according to a payment schedule by which 1.25% of the principal amount is paid in each quarter of 2007, 2.50% in each quarter of 2008, 5.00% in each quarter of 2009 and 16.25% in each quarter of 2010. The loan accrues interest at a variable rate based on the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin amount that ranges from 1.13% to 0.50% depending upon the Company’s leverage ratio. As of October 27, 2006, the interest rate on the term loan was 5.72%. We entered into an interest rate swap agreement on the full principal amount by which the variable interest rate was exchanged for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. At October 27, 2006, the fair value of the interest rate swap was a $1.5 million asset. The interest rate swap is accounted for as a cash flow hedge and the fair value is included in Other Comprehensive Income.

We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2007; however, we may periodically utilize our lines of credit for working capital requirements. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

Pension Obligations

Our pension plans, which principally include a U.S. pension plan maintained by Esterline and U.S. and non-U.S. plans maintained by Leach, were under-funded $20.5 million at October 27, 2006. This under-funding principally resulted from the acquisition of Leach and assumption of its under-funded pension plans. We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2006, operating cash flow included $0.7 million of cash funding to these pension plans. We expect pension funding requirements to be approximately $5.3 million in fiscal 2007 for the plans maintained by Leach, and we do not expect the U.S. Esterline pension plan to require any contributions in fiscal 2007. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe an 8.5% assumed long-term rate of return on plan assets is appropriate. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our pension obligation in 2006 and 2005:

	2006	2005
Principal assumptions as of fiscal year end:
Discount Rate	5.75 – 6.0%	5.5%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%

We use a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $4.7 million or increased $4.9 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2007 pension expense from a hypothetical 25 basis point increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. We are not aware of any legislative or other initiatives or circumstances that will significantly impact our pension obligations in fiscal 2007.

Research and Development Expense

For the three years ended October 27, 2006, research and development expense has averaged 4.9% of sales. In fiscal 2005 and 2004, we began bidding and winning new aerospace programs which will result in increased company-funded research and development. These programs included the A400M primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. We estimate that research and development expense in fiscal 2007 will be approximately 5.0% of sales for the full year.

Equity Offering

On August 3, 2004, we filed a shelf registration statement on Form S-3 registering $300.0 million of equity and debt securities, which was declared effective on August 25, 2004. The shelf registration statement enables us to issue equity and debt securities in response to market conditions. On November 24, 2004 we completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of $108.5 million, of which $5.0 million was used to retire existing credit facilities. The funds provided additional financial resources for acquisitions and general corporate purposes.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of fiscal year end.

In Thousands	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$287,845	$ 5,538	$31,844	$76,014	$174,449
Credit facilities	8,075	8,075	—	—	—
Operating lease obligations	65,982	10,602	18,731	16,785	19,864
Purchase obligations	289,679	278,396	6,823	4,460	—
Total contractual obligations	$651,581	$302,611	$57,398	$97,259	$194,313

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

Disclosures About Market Risk

Interest Rate Risks

Our debt includes fixed rate and variable rate obligations. We are not subject to interest rate risk on the fixed rate obligations. We are subject to interest rate risk on $75.0 million of our Senior Subordinated Notes due in 2013. We hold an interest rate swap agreement, which exchanged the fixed interest rate for a variable rate on $75.0 million of the $175.0 million principal amount outstanding under our Senior Subordinated Notes due in 2013.

We also have a variable rate note with our £57.0 million GBP Term Loan. We hold an interest rate swap agreement, which exchanged the variable interest rate for a fixed rate on the £57.0 million GBP Term Loan.

Inclusive of the effect of the interest rate swaps, a hypothetical 10% increase or decrease in average market interest rates would not have a material effect on our pretax income.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities. For our interest rate swap, the following tables present notional amounts and, as applicable, the interest rate by contractual maturity date at October 27, 2006 and October 28, 2005.

At October 27, 2006

Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate (1)	Average Receive Rate

2007	$ 1,484	6.04%	$—	*	7.75%
2008	2,346	5.87%	—	*	7.75%
2009	1,117	7.50%	—	*	7.75%
2010	210	7.69%	—	*	7.75%
2011	122	7.64%	—	*	7.75%
Thereafter	175,147	7.75%	75,000	*	7.75%

Total	$ 180,426		$75,000

Fair Value at 10/27/2006	$ 192,439		$(698)

(1)	The average pay rate is LIBOR plus 2.56%.

At October 27, 2006

Dollars In Thousands

	Long-Term Debt – Variable Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates (1)	Notional Amount	Average Pay Rate	Average Receive Rate (1)

2007	$ 4,054	*	$4,054	4.755%	*
2008	9,460	*	9,460	4.755%	*
2009	18,921	*	18,921	4.755%	*
2010	58,113	*	58,113	4.755%	*
2011	17,569	*	17,569	4.755%	*

Total	$ 108,117		$108,117

Fair Value at 10/27/2006	$ 108,117		$1,498

(1) The average rate on the long-term debt and the average receive rate on the interest rate swap is the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin of 1.13% to 0.50% depending on the Company’s leverage ratio.

At October 28, 2005

Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate (1)	Average Receive Rate

2006	$ 70,934	6.62%	$—	*	7.75%
2007	763	5.79%	—	*	7.75%
2008	464	7.20%	—	*	7.75%
2009	390	7.08%	—	*	7.75%
2010	22	7.18%	—	*	7.75%
Thereafter	175,055	7.75%	75,000	*	7.75%

Total	$ 247,628		$75,000

Fair Value at 10/28/2005	$ 252,330		$(1,012)

(1)	The average pay rate is LIBOR plus 2.56%.

Currency Risks

To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. We own significant operations in France, Germany and the United Kingdom and, accordingly, we may experience gains or losses due to foreign exchange fluctuations. Comparing October 27, 2006 and October 28, 2005, the foreign exchange rate for the dollar relative to the euro decreased to .785 from .829, or 5.2%, and the dollar relative to the U.K. pound decreased to .527 from .564, or 6.5%. Comparing October 28, 2005 to October 29, 2004, the foreign exchange rate for the dollar relative to the euro increased to .829 from .781, or 6.1%, and the dollar relative to the U.K. pound increased to .564 from .544, or 3.6%.

Our policy is to hedge a portion of our forecasted transactions using forward exchange contracts with maturities up to fifteen months. The Company does not enter into any forward contracts for trading purposes. At October 27, 2006 and October 28, 2005, the notional value of foreign currency forward contracts was $52.8 million and $38.5 million, respectively. The fair value of these contracts was a $0.8 million asset and a $0.9 million liability at October 27, 2006 and October 28, 2005, respectively. If the U.S. dollar increased or decreased in value against all hedged currencies by a hypothetical 10%, the effect on the fair value of the foreign currency contracts would not be material.

The following tables provide information about our derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 27, 2006 and October 28, 2005. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates.

Firmly Committed Sales Contracts

Operations with Foreign Functional Currency

At October 27, 2006

Principal Amount by Expected Maturity

In Thousands

	Euro	U.K. Pound
Fiscal Years	Firmly Committed Sales Contracts in United States Dollar	Firmly Committed Sales Contracts in United States Dollar

2007	$ 55,135	$ 28,219
2008	8,074	6,714
2009	109	5,202
2010	—	861
2011	—	757

Total	$ 63,318	$ 41,753

Derivative Contracts

Operations with Foreign Functional Currency

At October 27, 2006

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency) 1

Dollars In Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2007	$ 31,800	1.265
2008	5,470	1.294

Total	$ 37,270

Fair Value at 10/27/2006	$ 297

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2007	$ 26,675	1.841
2008	3,015	1.868

Total	$ 29,690

Fair Value at 10/27/2006	$ 311

[1]	The Company has no derivative contracts maturing after fiscal 2008.

Firmly Committed Sales Contracts

Operations with Foreign Functional Currency

At October 28, 2005

Principal Amount by Expected Maturity

In Thousands

	Euro	U.K. Pound
Fiscal Years	Firmly Committed Sales Contracts in United States Dollar	Firmly Committed Sales Contracts in United States Dollar

2006	$ 26,883	$ 15,705
2007	6,153	2,072
2008	2,094	402
2009	—	2,909
2010	—	46

Total	$ 35,130	$ 21,134

Derivative Contracts

Operations with Foreign Functional Currency

At October 28, 2005

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency) 1

Dollars In Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2006	$ 17,800	1.266
2007	2,090	1.244

Total	$ 19,890

Fair Value at 10/28/2005	$ (501)

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2006	$ 16,370	1.824
2007	2,240	1.800

Total	$ 18,610

Fair Value at 10/28/2005	$ (433)

[1]	The Company has no derivative contracts maturing after fiscal 2007.

As more fully described under Note 11 of the consolidated financials statements, on February 10, 2006, we borrowed U.K. £57.0 million, or approximately $100.0 million, under our term loan facility. We designated the U.K. £57.0 million loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of Other Comprehensive Income in shareholders’ equity. A 10% increase or decrease in the U.K. pound would increase or decrease Other Comprehensive Income by $6.8 million, net of tax. We also hold an interest rate swap agreement, which exchanged the variable interest rate for a fixed rate on the £57.0 million GBP Term Loan. At October 27, 2006, the fair value of the interest rate swap was a $1.5 million asset.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for goodwill and intangible assets in business combinations, impairment of goodwill and intangible assets, accounting for legal contingencies, accounting for pension benefits, and accounting for income taxes.

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

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market. The determination of market requires judgment in estimating future demand, selling prices and cost of disposal.

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

Impairment of Goodwill and Intangible Assets

Statement No. 142 requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually. We are also required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

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

We performed our impairment review for fiscal 2006 as of July 29, 2006, and our Step One analysis indicates that no impairment of goodwill exists in any of the Company’s reporting units. Our Step One test was based upon a market and discounted cash flow valuation method.

As we have grown through acquisitions, we have accumulated $366.2 million of goodwill and $29.3 million of indefinite-lived intangible assets out of total assets of $1,290.5 million at October 27, 2006. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Impairment of Long-lived Assets

We account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (Statement No. 144). Statement No. 144 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows. As we have grown through acquisitions, we have accumulated $212.3 million of intangible assets. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

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

Pension Benefits

We account for employee pension benefit costs and obligations in accordance with the applicable statements issued by the Financial Accounting Standards Board. In accordance with these statements, we select appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets. Our assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from our assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

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

Recent Accounting Pronouncements

In October 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R).” Statement No. 158 requires an entity to:

•	Recognize in its statements of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status.

•	Measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year.

•	Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective as of October 26, 2007. If we had implemented Statement No. 158 as of October 27, 2006, the effect on our balance sheet would be an increase in pension liabilities and a decrease in accumulated other comprehensive income of approximately $8.5 million.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 is effective for the Company’s year ending October 30, 2009. The Company is currently evaluating the impact of Statement No. 157 on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition method and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for us beginning October 27, 2007. We are assessing the potential impact that the adoption of FIN No. 48 will have on our financial statements.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. (FIN) 47 – “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” Specifically, FIN No. 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair market value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 was effective for fiscal years ending after December 15, 2005. Our adoption of FIN No. 47 on October 27, 2006 did not have a material impact on our consolidated results of operation and financial condition.

Effective October 29, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (Statement No. 123(R)), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted Statement No. 123(R) using the modified prospective method effective October 29, 2005. The cumulative effect of the change in accounting principle upon adoption of Statement No. 123(R) was included in selling, general and administrative expense as the amount was not significant.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4.” Statement No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items, such as idle facility expense, excessive spoilage, double freight and rehandling costs, be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, Statement No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Adoption of Statement No. 151 in the first fiscal quarter of 2006 did not have a material impact on our consolidated results of operations and financial condition.

Market Price of Esterline Common Stock

In Dollars

For Fiscal Years	2006		2005
	High	Low	High	Low

Quarter
First	$42.36	$35.55	$36.62	$28.70
Second	46.12	38.70	36.52	29.20
Third	46.65	38.60	43.01	31.60
Fourth	42.40	30.97	44.27	35.85

Principal Market – New York Stock Exchange

At the end of fiscal 2006, there were approximately 510 holders of record of the Company’s common stock.

No cash dividends were paid during fiscal 2006 and 2005. We are restricted from paying dividends under our current credit facility, and so we do not anticipate paying any dividends in the foreseeable future.

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2006	2005	2004	2003	2002

Operating Results[1]
Net sales	$972,275	$835,403	$613,610	$549,132	$421,706
Cost of sales	671,419	573,453	418,590	376,931	285,900
Selling, general and administrative	159,624	137,426	118,746	105,301	79,085
Research, development and engineering	52,612	42,238	25,856	17,782	13,829
Other (income) expense	(490)	514	(509)	—	—
Insurance recovery	(4,890)	—	—	—	—
Loss (gain) on sale of product line	—	—	(3,434)	66	—
Loss (gain) on derivative financial instruments	—	—	—	(2,676)	1
Interest income	(2,642)	(4,057)	(1,964)	(868)	(1,814)
Interest expense	21,290	18,159	17,336	11,991	7,117
Loss on extinguishment of debt	2,156	—	—	—	—
Income from continuing operations before income taxes	73,196	67,670	38,989	40,605	37,588

Income tax expense	16,716	16,301	9,592	12,458	9,111
Income from continuing operations	55,615	51,034	29,375	28,147	28,477
Income (loss) from discontinued operations, net of tax	—	6,992	10,208	(5,312)	(25,264)
Cumulative effect of a change in accounting principle	—	—	—	—	(7,574)
Net earnings (loss)	55,615	58,026	39,583	22,835	(4,361)

Earnings (loss) per share – diluted:
Continuing operations	$2.15	$2.02	$1.37	$1.33	$1.35
Discontinued operations	—	.27	.47	(.25)	(1.20)
Cumulative effect of a change in accounting principle	—	—	—	—	(.36)
Earnings (loss) per share – diluted	2.15	2.29	1.84	1.08	(.21)

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2006	2005	2004	2003	2002

Financial Structure
Total assets	$1,290,451	$1,115,248	$935,348	$802,827	$573,678
Long-term debt, net	282,307	175,682	249,056	246,792	102,133
Shareholders’ equity	707,989	620,864	461,028	396,069	357,164

Weighted average shares outstanding – diluted	25,818	25,302	21,539	21,105	21,021

[1]   Operating results for 2005 through 2002 and balance sheet items for 2003 through 2002 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.

For Fiscal Years	2006	2005	2004	2003	2002

Other Selected Data[2]
EBITDA from continuing operations	$141,258	$118,812	$87,440	$73,918	$61,732
Stock option expense	5,430	2,799	4,326	1,428	4,711
Capital expenditures	26,540	23,730	21,800	16,764	15,008
Interest expense	21,290	18,159	17,336	11,991	7,117

Depreciation and amortization from continuing operations	41,828	34,241	28,753	23,438	14,129

[2]	EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus stock option expense and depreciation and amortization (excluding amortization of debt issuance costs). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

In Thousands

For Fiscal Years	2006	2005	2004	2003	2002

Operating earnings from continuing operations	$94,000	$81,772	$54,361	$49,052	$42,892
Stock option expense	5,430	2,799	4,326	1,428	4,711
Depreciation and amortization from continuing operations	41,828	34,241	28,753	23,438	14,129

EBITDA from continuing operations	$141,258	$118,812	$87,440	$73,918	$61,732

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 27, 2006	2006	2005	2004

Net Sales	$972,275	$835,403	$613,610
Cost of Sales	671,419	573,453	418,590

	300,856	261,950	195,020
Expenses
Selling, general and administrative	159,624	137,426	118,746
Research, development and engineering	52,612	42,238	25,856

Total Expenses	212,236	179,664	144,602
Other
Other (income) expense	(490)	514	(509)
Insurance recovery	(4,890)	—	—
Gain on sale of product line	—	—	(3,434)

Total Other	(5,380)	514	(3,943)

Operating Earnings From
Continuing Operations	94,000	81,772	54,361

Interest income	(2,642)	(4,057)	(1,964)
Interest expense	21,290	18,159	17,336
Loss on extinguishment of debt	2,156	—	—

Other Expense, Net	20,804	14,102	15,372

Income From Continuing Operations Before Income Taxes	73,196	67,670	38,989
Income Tax Expense	16,716	16,301	9,592

Income From Continuing Operations Before Minority Interest	56,480	51,369	29,397

Minority Interest	(865)	(335)	(22)

Income From Continuing Operations	55,615	51,034	29,375

Income From Discontinued Operations, Net of Tax	—	6,992	10,208

Net Earnings	$55,615	$58,026	$39,583

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 27, 2006	2006	2005	2004

Earnings Per Share – Basic:
Continuing operations	$2.19	$2.05	$1.39
Discontinued operations	—	.28	.48

Earnings Per Share – Basic	$2.19	$2.33	$1.87

Earnings Per Share – Diluted:
Continuing operations	$2.15	$2.02	$1.37
Discontinued operations	—	.27	.47

Earnings Per Share – Diluted	$2.15	$2.29	$1.84

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In Thousands, Except Share and Per Share Amounts

As of October 27, 2006 and October 28, 2005	2006	2005

Assets

Current Assets
Cash and cash equivalents	$42,638	$118,304
Cash in escrow	4,409	11,918
Short-term investments	—	62,656
Accounts receivable, net of allowances of $4,338 and $4,462	191,737	149,751
Inventories	185,846	130,469
Income tax refundable	6,231	—
Deferred income tax benefits	27,932	26,868
Prepaid expenses	9,545	7,533

Total Current Assets	468,338	507,499

Property, Plant and Equipment
Land	16,903	15,869
Buildings	96,451	79,219
Machinery and equipment	226,037	187,022

	339,391	282,110
Accumulated depreciation	168,949	143,896

	170,442	138,214

Other Non-Current Assets
Goodwill	366,155	261,167
Intangibles, net	241,657	166,118
Debt issuance costs, net of accumulated amortization of $2,277 and $1,602	4,469	5,144
Deferred income tax benefits	14,790	13,320
Other assets	24,600	23,786

Total Assets	$1,290,451	$1,115,248

See Notes to Consolidated Financial Statements.

As of October 27, 2006 and October 28, 2005	2006	2005

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$62,693	$41,453
Accrued liabilities	121,419	119,115
Credit facilities	8,075	2,031
Current maturities of long-term debt	5,538	70,934
Federal and foreign income taxes	2,874	8,798

Total Current Liabilities	200,599	242,331

Long-Term Liabilities
Long-term debt, net of current maturities	282,307	175,682
Deferred income taxes	72,349	46,421
Other liabilities	23,629	27,237

Commitments and Contingencies	—	—

Minority Interest	3,578	2,713

Shareholders’ Equity
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 25,489,651 and 25,319,892 shares	5,098	5,064
Additional paid-in capital	270,074	260,095
Retained earnings	400,985	345,370
Accumulated other comprehensive income	31,832	10,335

Total Shareholders’ Equity	707,989	620,864

Total Liabilities and Shareholders’ Equity	$1,290,451	$1,115,248

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

In Thousands

For Each of the Three Fiscal Years in the Period Ended October 27, 2006	2006	2005	2004

Cash Flows Provided (Used) by Operating Activities
Net earnings	$55,615	$58,026	$39,583
Minority interest	865	335	22
Depreciation and amortization	42,833	35,308	31,145
Deferred income tax	(1,623)	(4,501)	3,264
Share-based compensation	5,430	2,799	4,326
Loss (gain) on disposal and holding period loss on discontinued operations	—	—	(12,521)
Loss (gain) on sale of discontinued operations	—	(9,456)	—
Loss (gain) on sale of building	—	59	—
Loss (gain) on sale of land	—	—	(892)
Loss (gain) on sale of product line	—	—	(3,434)
Loss (gain) on sale of short-term investments	(610)	(1,397)	—
Working capital changes, net of effect of acquisitions
Accounts receivable	(16,511)	(17,645)	(9,032)
Inventories	(39,241)	(11,636)	(9,095)
Prepaid expenses	(1,305)	1,702	(659)
Other current assets	—	435	—
Accounts payable	8,106	4,166	2,600
Accrued liabilities	(646)	19,916	10,240
Federal and foreign income taxes	(12,530)	5,169	8,951
Other liabilities	(1,677)	(6,414)	4,359
Other, net	(2,030)	(454)	(5,530)

	36,676	76,412	63,327

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(26,540)	(23,776)	(22,126)
Proceeds from sale of discontinued operations	—	21,421	10,000
Proceeds from sale of building	—	2,319	—
Proceeds from sale of product line	—	—	3,475
Proceeds from sale of land	—	—	1,654
Escrow deposit	—	(4,207)	(12,500)
Proceeds from sale of capital assets	643	2,312	778
Purchase of short-term investments	—	(173,273)	—
Proceeds from sale of short-term investments	63,266	112,014	12,797
Acquisitions of businesses, net of cash acquired	(190,344)	(28,261)	(138,811)

	(152,975)	(91,451)	(144,733)

For Each of the Three Fiscal Years in the Period Ended October 27, 2006	2006	2005	2004

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	4,038	3,519	2,267
Excess tax benefits from stock option exercise	545	1,208	540
Proceeds provided by sale of common stock	—	108,490	—
Net change in credit facilities	5,905	(4,829)	4,122
Repayment of long-term debt, net	(71,372)	(3,302)	(29,429)
Proceeds from issuance of long-term debt	100,000	—	—
Debt and other issuance costs	—	—	(268)

	39,116	105,086	(22,768)

Effect of foreign exchange rates on cash	1,517	(1,222)	2,290

Net increase (decrease) in cash and cash equivalents	(75,666)	88,825	(101,884)
Cash and cash equivalents – beginning of year	118,304	29,479	131,363

Cash and cash equivalents – end of year	$42,638	$118,304	$29,479

Supplemental Cash Flow Information
Cash paid for interest	$21,548	$16,610	$17,394
Cash paid (refunded) for taxes	23,710	14,193	(1,909)

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders’

Equity and Comprehensive Income

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 27, 2006	2006	2005	2004

Common Stock, Par Value $.20 Per Share
Beginning of year	$5,064	$4,264	$4,213
Shares issued under stock option plans	34	64	51
Shares issued under equity offering	—	736	—

End of year	5,098	5,064	4,264

Additional Paid-in Capital
Beginning of year	260,095	144,879	137,797
Shares issued under stock option plans	4,549	4,663	2,756
Shares issued under equity offering	—	107,754	—
Share-based compensation expense	5,430	2,799	4,326

End of year	270,074	260,095	144,879

Retained Earnings
Beginning of year	345,370	287,344	247,761
Net earnings	55,615	58,026	39,583

End of year	400,985	345,370	287,344

Accumulated Other Comprehensive Gain (Loss)
Beginning of year	10,335	24,541	6,298
Change in fair value of derivative financial instruments, net of tax	2,089	43	581
Adjustment for minimum pension liability, net of tax	(2,346)	(75)	(850)
Foreign currency translation adjustment	21,754	(14,174)	18,512

End of year	31,832	10,335	24,541

Total Shareholders’ Equity	$707,989	$620,864	$461,028

Comprehensive Income
Net earnings	$55,615	$58,026	$39,583
Change in fair value of derivative financial instruments, net of tax	2,089	43	581
Adjustment for minimum pension liability, net of tax	(2,346)	(75)	(850)
Foreign currency translation adjustment	21,754	(14,174)	18,512

Comprehensive Income	$77,112	$43,820	$57,826

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

Concentration of Risks

The Company’s products are principally focused on the aerospace and defense industry, which includes military and commercial aircraft original equipment manufacturers and their suppliers, commercial airlines, and the United States and foreign governments. Accordingly, the Company’s current and future financial performance is dependent on the economic condition of the aerospace and defense industry. The commercial aerospace market has historically been subject to cyclical downturns during periods of weak economic conditions or material changes arising from domestic or international events. Management believes that the Company’s sales are fairly well balanced across its customer base, which includes not only aerospace and defense customers but also medical and industrial commercial customers. However, material changes in the economic conditions of the aerospace industry could have a material effect on the Company’s results of operations, financial position or cash flows.

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

Financial Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $300.6 million and $252.3 million at fiscal year end 2006 and 2005, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management

The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company’s policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to fifteen months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 27, 2006. At October 27, 2006 and October 28, 2005, the notional value of foreign currency forward contracts was $52.8 million and $38.5 million, respectively. The fair value of these contracts was a $0.8 million asset and a $0.9 million liability at October 27, 2006 and October 28, 2005, respectively. The Company does not enter into any forward contracts for trading purposes.

In February 2006, the Company entered into a term loan for U.K. £57.0 million. The Company designated the term loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity. The amount of foreign currency transaction loss included in Other Comprehensive Income at October 27, 2006 was $5.1 million net of taxes. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness in 2006.

Interest Rate Risk Management

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement. In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The fair market value of the Company’s interest rate swap was a liability of $0.7 million and $1.0 million at October 27, 2006 and October 28, 2005, respectively.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the variable interest rates on notes payable to fixed interest rates. These swap agreements are accounted for as cash flow hedges and the fair market value of the hedge instrument is included in Other Comprehensive Income. In February 2006, the Company entered into an interest rate swap agreement on the full principal amount of its U.K. £57.0 million term loan facility. The swap agreement exchanged the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. The fair value of the interest rate swap was a $1.5 million asset at October 27, 2006.

The fair market value of the interest rate swaps was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders’ equity as a component of comprehensive income. Accumulated foreign currency translation adjustment was $38.5 million, $16.7 million and $30.9 million as of the fiscal years ended October 27, 2006, October 28, 2005 and October 29, 2004, respectively. Foreign currency transaction gains and losses are included in results of operations and have not been significant in amount in any of the three fiscal years in the period ended October 27, 2006.

Cash Equivalents and Cash in Escrow

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction. Cash equivalents include $10.0 million in cash under a letter of credit facility at October 27, 2006 and October 28, 2005.

Short-term Investments

Short-term investments consist of highly liquid debt securities with maturities of more than three months at the date of purchase. Short-term investments are classified as available for sale securities and are carried at fair value. Unrealized gains and losses are reported as a net amount in a separate component of stockholders’ equity until realized. The gains or losses on short-term securities sold were determined under the specific identification method. Unrealized gains and losses were not significant at October 28, 2005. At October 28, 2005, short-term investments having maturities within one year aggregated $28.9 million, after one year through five years aggregated $1.0 million and after ten years aggregated $32.8 million.

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

Property, Plant and Equipment, and Depreciation

Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings, and 3 to 10 years for machinery and equipment. Depreciation expense was $26,757,000, $23,578,000 and $21,609,000 for fiscal years 2006, 2005 and 2004, respectively.

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

Goodwill and Intangibles

Goodwill is not amortized under Statement No. 142, but is tested for impairment at least annually. A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. Goodwill and intangible assets are allocated to reporting units based upon the purchase price of the acquired unit, the valuation of acquired tangible and intangible assets, and liabilities assumed. When a reporting unit’s carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill.

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from 2 to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Indefinite-lived intangible assets (other than goodwill) are tested annually for impairment or more frequently on an interim basis if circumstances require. This test is comparable to the impairment test for goodwill described above.

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

Share-based Compensation

Prior to October 29, 2005, the Company accounted for its share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The variable method of accounting was used to account for stock option plans where the option holders were permitted to exercise options by surrendering the option subject to the grant in payment of the exercise price of the option and the related statutory taxes. No compensation expense was recognized at the date of grant because the exercise price of all stock option grants is equal to the market price of the Company’s common stock as of the date of grant. However, subsequent changes in the market price of the Company’s stock to the date of exercise or forfeiture resulted in a change in the measurement of compensation costs. Effective October 29, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (Statement No. 123(R)), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted Statement No. 123(R) using the modified prospective method effective October 29, 2005. The cumulative effect of the change in accounting principle upon adoption of Statement No. 123(R) was included in selling, general and administrative expense as the amount was not significant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value method for fiscal years ended in 2005 and 2004:

In Thousands, Except Per Share Amounts

	2005	2004

Net earnings as reported	$58,026	$39,583
Share-based compensation cost, net of income tax included in net earnings as reported	1,862	2,906
Share-based compensation cost, net of income tax under the fair value method of accounting	(2,504)	(1,784)

Pro forma net earnings	$57,384	$40,705

Basic earnings per share as reported	$2.33	$1.87
Pro forma basic earnings per share	2.30	1.92

Diluted earnings per share as reported	$2.29	$1.84
Pro forma diluted earnings per share	2.26	1.89

Product Warranties

Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. Common shares issuable from stock options that are excluded from the calculation of diluted earnings per share because the exercise price was greater than the closing market price for fiscal 2006 and 2005 were 346,800 and 180,400, respectively. The weighted average number of shares outstanding used to compute basic earnings per share was 25,413,000, 24,927,000 and 21,195,000 for fiscal years 2006, 2005 and 2004, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 25,818,000, 25,302,000 and 21,539,000 for fiscal years 2006, 2005 and 2004, respectively.

Recent Accounting Pronouncements

In October 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R).” Statement No. 158 requires an entity to:

•	Recognize in its statements of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status.

•	Measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year.

•	Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for the Company on October 26, 2007. If the Company had implemented Statement No. 158 as of October 27, 2006, the effect on the balance sheet would be an increase in pension liabilities and a decrease in accumulated other comprehensive income of approximately $8.5 million.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 is effective for the Company’s year ending October 30, 2009. The Company is currently evaluating the impact of Statement No. 157 on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition method and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company beginning October 27, 2007. Management is assessing the potential impact that the adoption of FIN No. 48 will have on the Company’s consolidated financial statements.

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. (FIN) 47 – “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” Specifically, FIN No. 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair market value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. Implementation of FIN No. 47 did not have a material impact on the consolidated results of operations and financial condition.

Effective October 29, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (Statement No. 123(R)), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted Statement No. 123(R) using the modified prospective method effective October 29, 2005. The cumulative effect of the change in accounting principle upon adoption of Statement No. 123(R) was included in selling, general and administrative expense as the amount was not significant.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4.” Statement No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that items, such as idle facility expense, excessive spoilage, double freight and rehandling costs, be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in

ARB No. 43. Additionally, Statement No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Adoption of Statement No. 151 in the first fiscal quarter of 2006 did not have a material impact on the Company’s consolidated results of operations and financial condition.

NOTE 2: Recovery of Insurance Claims

On June 26, 2006, an explosion occurred at the Company’s Wallop facility, which resulted in one fatality and several minor injuries. The incident destroyed an oven complex for the production of advanced flares and significantly damaged the advanced flare facility. Although the advanced flare facility is expected to be closed for about 18 months due to the requirement of the Health Safety Executive (HSE) to review the cause of the accident, operations will continue at a portion of the facility located on the same site as the advanced flare facility. The HSE investigation will not be completed until the Coroner’s Inquest is filed possibly in July or August 2007. Although it is not possible to determine the results of the HSE investigation or how the Coroner will rule, management does not expect to be found in breach of the Health & Safety Act related to the accident and, accordingly, no amounts have been recorded for any potential fines that may be assessed by the HSE. The HSE will also review and approve the plans and construction of the new flare facility.

The operation is insured under a property, casualty and business interruption insurance policy. The damaged building and inventory is fully covered by insurance and, accordingly, no loss as a result of the accident has been recorded on these assets in fiscal 2006. Repairs and incremental costs related to the accident, which are fully covered by insurance, are recorded on the consolidated balance sheet as a receivable from the insurance carrier. The Company recorded business interruption insurance recoveries of $4.9 million for losses incurred in fiscal 2006. As the Company continues to incur losses in future periods as a result of the incident, business insurance recoveries which can be estimated and are probable of collection will be recorded in the consolidated financial statements.

NOTE 3: Discontinued Operations

On July 25, 2002, the Board of Directors adopted a formal plan for the sale of the assets and operations of the Company’s Automation segment. As a result, the consolidated financial statements present the Automation segment as a discontinued operation. On August 31, 2004, the Company sold the stock of W. A. Whitney for $10.0 million in cash. Upon the final disposition of its discontinued operations, the Company recorded an $8.0 million gain, net of $4.5 million in tax, including the reversal of estimated reserves, which were recognizable upon the sale of the business. On January 28, 2005, the Company completed the sale of the outstanding stock of its wholly owned subsidiary Fluid Regulators Corporation (Fluid Regulators), which was included in the Sensors & Systems segment, for approximately $21.4 million. As a result of the sale, the Company recorded a gain of approximately $7.0 million, net of tax of $2.4 million, in the first fiscal quarter of 2005. On May 13, 2005, the Company closed a small unit in its Other segment and incurred $0.4 million in severance, net of $0.2 million in tax, in the second quarter of fiscal 2005.

Sales of the discontinued operations were $4,421,000 and $31,451,000 in fiscal years 2005 and 2004, respectively. The operating results of the discontinued segment for fiscal years 2005 and 2004 consist of the following:

In Thousands

	2005	2004

Income (loss) before taxes	$(52)	$3,261
Tax expense (benefit)	(13)	1,067
Net income (loss)	(39)	2,194
Gain on disposal, including tax expense of $2,435 and $4,507	7,031	8,014
Income from discontinued operations	$6,992	$10,208

NOTE 4: Inventories

Inventories at the end of fiscal 2006 and 2005 consisted of the following:

In Thousands	2006	2005

Raw materials and purchased parts	$89,480	$64,377
Work in process	66,333	45,798
Finished goods	30,033	20,294
	$185,846	$130,469

NOTE 5: Goodwill

The following table summarizes the changes in goodwill by segment for fiscal 2006 and 2005:

In Thousands

	Avionics & Controls	Sensors & Systems	Advanced Materials	Total

Balance, October 29, 2004	$78,113	$86,239	$83,465	$247,817
Goodwill from acquisitions	20,180	3,611	—	23,791
Sale of business	—	(7,070)	—	(7,070)
Foreign currency translation adjustment	(1,169)	(2,202)	—	(3,371)

Balance, October 28, 2005	$97,124	$80,578	$83,465	$261,167
Goodwill from acquisitions	3,519	—	89,854	93,373
Goodwill adjustments	143	176	—	319
Foreign currency translation adjustment	1,238	3,207	6,851	11,296

Balance, October 27, 2006	$102,024	$83,961	$180,170	$366,155

NOTE 6: Intangible Assets

Intangible assets at the end of fiscal 2006 and 2005 were as follows:

In Thousands

		2006		2005
	Weighted Average Years Useful Life	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.

Programs	18	$204,817	$31,932	$140,460	$20,307
Core technology	16	8,981	2,728	8,976	2,105
Patents and other	14	56,467	23,280	37,329	20,135
Total		$270,265	$57,940	$186,765	$42,547

Indefinite-lived Intangible Assets Trademark		$29,332		$21,900

Amortization of intangible assets was $14,899,000, $10,690,000 and $8,533,000 in fiscal years 2006, 2005 and 2004, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands

Fiscal Year

2007	$15,559
2008	15,248
2009	14,499
2010	13,955
2011	13,594

NOTE 7: Accrued Liabilities

Accrued liabilities at the end of fiscal 2006 and 2005 consisted of the following:

In Thousands	2006	2005

Payroll and other compensation	$52,293	$47,781
Casualty and medical	12,296	13,022
Interest	5,698	6,962
Warranties	7,952	8,811
State and other tax accruals	16,055	13,537
Acquisition related payments	4,394	7,895
Pension obligations	5,601	—
Customer deposits	5,139	6,203
Other	11,991	14,904
	$121,419	$119,115

NOTE 8: Other Liabilities

Other liabilities at the end of fiscal 2006 and 2005 consisted of the following:

In Thousands	2006	2005

Pension and post retirement obligation	$23,629	$22,994
Acquisition related payments	—	4,243
	$23,629	$27,237

NOTE 9: Retirement Benefits

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

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company’s funding policy is consistent with the minimum funding requirements of ERISA. The Esterline plan will require no contributions in fiscal 2007. Effective December 2003, the Leach plan was frozen and employees no longer accrue benefits for future services. The accumulated benefit obligation and projected benefit obligation for the Leach plans are $44,789,000 and $45,553,000, respectively, with plan assets of $23,633,000 as of October 27, 2006. The accrued benefit liabilities for these Leach plans are $17,107,000 at October 27, 2006. Contributions to the Leach plans totaled $735,000 in fiscal 2006. Contributions of $5,271,000 will be made in fiscal 2007.

	2006	2005

Principal assumptions as of fiscal year end:
Discount Rate	5.75 – 6.0%	5.5%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	8.5%	8.5%

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

		Actual
	Target	2006	2005
Plan assets allocation as of fiscal year end:
Equity securities	65 – 75%	67.0%	65.4%
Debt securities	25 – 35%	31.7%	32.2%
Cash	0%	1.3%	2.4%

Total		100.0%	100.0%

Net periodic pension cost for the Company’s defined benefit plans at the end of each fiscal year consisted of the following:

	2006	2005	2004
In Thousands

Components of Net Periodic Cost
Service cost	$4,021	$3,537	$3,838
Interest cost	10,304	10,055	7,618
Expected return on plan assets	(12,756)	(11,851)	(9,766)
Amortization of prior service cost	18	18	19
Amortization of actuarial loss	1,569	1,260	468
One-time charge benefit adjustment	1,188	—	—

Net periodic cost	$4,344	$3,019	$2,177

The funded status of the defined benefit pension plans at the end of fiscal 2006 and 2005 were as follows:

In Thousands

	2006	2005
Benefit Obligation
Beginning balance	$190,329	$166,328
Currency translation adjustment	376	(325)
Service cost	4,021	3,537
Interest cost	10,304	10,055
One-time charge benefit adjustment	1,188	—
Actuarial loss	(7,318)	19,412
Acquisitions	—	1,127
Benefits paid	(10,312)	(9,805)

Ending balance	$188,588	$190,329

Plan Assets – Fair Value
Beginning balance	$155,464	$142,311
Currency translation adjustment	56	—
Realized and unrealized gain on plan assets	21,149	17,357
Unrecognized gain	157	—
Acquisitions	—	976
Company contributions	1,552	5,232
Benefits paid	(10,312)	(10,412)

Ending balance	$168,066	$155,464

Reconciliation of Funded Status to Net Amount Recognized
Funded status – plan assets relative to benefit obligation	$(20,522)	$(34,865)
Unrecognized net actuarial loss	13,753	31,119
Unrecognized prior service benefit	(50)	(31)
Unrecognized net loss	5	27

Net amount recognized	$(6,814)	$(3,750)

Amount Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$14,801	$16,129
Accrued benefit liability	(21,615)	(19,879)
Additional minimum liability	(5,254)	(1,582)
Intangible assets	73	107
Accumulated other comprehensive income	5,181	1,475

Net amount recognized	$(6,814)	$(3,750)

The accumulated benefit obligation for all pension plans was $182,214,223 at October 27, 2006 and $180,844,351 at October 28, 2005.

Estimated future benefit payments expected to be paid from the plan or from the Company’s assets are as follows:

In Thousands

2007	$10,889
2008	11,222
2009	11,517
2010	11,905
2011	12,123
2012-2016	63,595

Employees may participate in certain defined contribution plans. The Company’s contribution expense under these plans totaled $8,107,000, $7,133,000 and $5,796,000 in fiscal 2006, 2005 and 2004, respectively.

NOTE 10: Income Taxes

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands

	2006	2005	2004
Current
U.S. Federal	$16,746	$13,726	$7,835
State	(2,790)	2,657	1,000
Foreign	4,383	4,419	284

	18,339	20,802	9,119
Deferred
U.S. Federal	(82)	(1,656)	3,705
State	259	(1,104)	847
Foreign	(1,800)	(1,741)	(4,079)

	(1,623)	(4,501)	473

Income tax expense	$16,716	$16,301	$9,592

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were: In Thousands
	2006	2005	2004

U.S.	$48,489	$40,162	$32,705
Foreign	24,707	27,508	6,284

Income from continuing operations, before income taxes	$73,196	$67,670	$38,989

Primary components of the Company’s deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands

	2006	2005

Reserves and liabilities	$17,971	$18,320
NOL carryforwards	8,984	11,343
Tax credit carryforwards	1,850	2,274
Employee benefits	5,113	5,689
Non-qualified stock options	3,201	2,066
Hedging activities	3,028	—
Other	2,575	496

Total deferred tax assets	42,722	40,188

Depreciation and amortization	(14,462)	(17,083)
Intangibles and amortization	(56,098)	(29,338)
Other	(1,789)	—

Total deferred tax liabilities	(72,349)	(46,421)

Net deferred tax liabilities	$(29,627)	$(6,233)

In connection with the Leach acquisition in fiscal 2004, the Company assumed a U.S. net operating loss (NOL) of $38.6 million which can be carried forward to subsequent years, subject to limitations under Internal Revenue Code Section 382. Approximately $2.4 million of the tax benefit associated with the NOL carryforward is included in current deferred income tax benefits each year, reflecting the amount of NOL available in the current year under Section 382. The remainder is reported as non-current deferred income tax benefits, reflecting the amount of the NOL that is expected to be utilized in future fiscal years. The non-current deferred income tax benefit associated with the NOL was $6.6 million and $9.0 million at the end of fiscal 2006 and 2005, respectively. The NOL expires beginning in 2022.

The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $0.5 million, $1.2 million and $0.5 million in fiscal 2006, 2005 and 2004, respectively.

Management believes that it is more likely than not that the Company will realize the current and long-term deferred tax assets as a result of future taxable income. Significant factors management considered in determining the probability of the realization of the deferred tax assets include our historical operating results and expected future earnings. Accordingly, no valuation allowance has been recorded on the deferred tax assets.

The Company operates in numerous taxing jurisdictions and is subject to regular examinations by various U.S. federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses in prior years. The Company’s income tax positions are based on research and interpretations of income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity and complexity of the interpretations of the tax laws and rulings in each jurisdiction, the differences and interplay in the tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company’s estimates of income tax liabilities and assets may differ from actual payments, assessments or refunds.

The U.S. federal income returns for fiscal years ended 2003, 2004 and 2005 remain open for examination and presently, fiscal years ended 2003 and 2004 are currently under examination. Additionally, various state and foreign income tax returns are open to examination and presently several foreign income tax returns are under examination. Such examinations could result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2006	2005	2004

U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.3	1.5	1.7
Foreign taxes	(8.6)	(6.6)	(5.8)
Export sales benefit	(0.7)	(1.2)	(1.7)
Pass-through entities	0.4	0.9	6.8
Domestic manufacturing deduction	(0.7)	—	—
Foreign tax credits	—	—	(5.6)
Research & development credits	(0.5)	(3.8)	(4.4)
Tax accrual adjustment	(4.0)	(2.5)	(1.8)
Other, net	0.6	0.8	0.4

Effective income tax rate	22.8%	24.1%	24.6%

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

NOTE 11: Debt

Long-term debt at the end of fiscal 2006 and 2005 consisted of the following:

In Thousands

	2006	2005

GBP Term Loan, due November 2010	$108,117	$—
7.75% Senior Subordinated Notes, due June 2013	175,000	175,000
6.77% Senior Notes, due November 2008	—	40,000
6.40% Senior Notes, due November 2005	—	30,000
Other	5,426	2,628

	288,543	247,628

Fair value of interest rate swap agreement	(698)	(1,012)
Less current maturities	5,538	70,934

Carrying amount of long-term debt	$282,307	$175,682

In June 2003, the Company sold $175.0 million of 7.75% Senior Subordinated Notes due in 2013 and requiring semi-annual interest payments in December and June of each year until maturity. The net proceeds from this offering were used to acquire the Weston Group from The Roxboro Group PLC for U.K. £55.0 million (approximately $94.6 million based on the closing exchange rate and including acquisition costs) and for general corporate purposes, including the repayment of debt and possible future acquisitions. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company’s foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary” under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 28, 2008 at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 28, 2003 and declining annually to 100% of principal and accrued interest on June 15, 2011.

In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 2.56% and was 7.98% at October 27, 2006. The fair market value of the Company’s interest rate swap was a $698,000 liability at October 27, 2006 and was estimated by discounting expected cash flows using quoted market interest rates.

On November 15, 2005, the Company exercised its option under the terms of the Note Purchase Agreement, dated as of November 1, 1998, to prepay the outstanding principal amount of $40,000,000 of the 6.77% Senior Notes due November 15, 2008. Under the terms of the Note Purchase Agreement, the Company paid an additional $1,984,000 to the holders of the 6.77% Senior Notes as a prepayment penalty and wrote off $172,000 of debt issuance costs associated with the 6.77% Senior Notes. The payment of the prepayment penalty and write-off of debt issuance costs are accounted for as a loss on extinguishment of debt.

On February 10, 2006, the Company amended its credit agreement to provide a $100.0 million term loan facility, which may be drawn in U.S. dollars, U.K. pounds or euros. In addition to the $100.0 million term loan facility, the Company has a $100.0 million revolving credit facility that provides up to $25.0 million of the credit facility and up to $50.0 million of the letter of credit may be drawn in U.K. pounds or euros in addition to U.S. dollars. On February 10, 2006, the Company borrowed U.K. £57.0 million, or approximately $100.0 million, under the term loan facility. The Company used the proceeds from the loan as working capital for its U.K. operations and to repay a portion of its outstanding borrowings under the revolving credit facility. The principal amount of the loan is payable quarterly commencing on March 31, 2007 through the termination date of November 14, 2010, according to a payment schedule by which 1.25% of the principal amount is paid in each quarter of 2007, 2.50% in each quarter of 2008, 5.00% in each quarter of 2009 and 16.25% in each quarter of 2010. The loan accrues interest at a variable rate based on the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin amount that ranges from 1.13% to 0.50% depending upon the Company’s leverage ratio. As of October 27, 2006, the interest rate on the term loan was 5.72%. The Company entered into an interest rate swap agreement on the full principal amount by which the variable interest rate was exchanged for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. At October 27, 2006, the fair value of the interest rate swap was a $1,498,000 asset. The interest rate swap is accounted for as a cash flow hedge and is included in Other Comprehensive Income.

Maturities of long-term debt at October 27, 2006, were as follows:

In Thousands

Fiscal Year

2007	$5,538
2008	11,806
2009	20,038
2010	58,323
2011	17,691
2012 and thereafter	175,147

$288,543

Short-term credit facilities at the end of fiscal 2006 and 2005 consisted of the following:

In Thousands

	2006		2005
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate

U.S.	$5,000	6.07%	$—	—
Foreign	3,075	3.98%	2,031	2.76%

	$8,075		$2,031

At October 27, 2006, the Company’s primary U.S. dollar credit facility totals $100,000,000 and is made available through a group of banks. The credit agreement is secured by substantially all of the Company’s assets and interest is based on standard inter-bank offering rates. An additional $19,646,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $119,646,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage and limitations on additional borrowings. The Company was in compliance with these covenants at October 27, 2006. Available credit under the above credit facilities was $110,987,000 at fiscal 2006 year end, when reduced by outstanding borrowings of $8,075,000 and letters of credit of $584,000.

NOTE 12: Commitments and Contingencies

Rental expense for operating leases totaled $11,462,000, $9,651,000 and $9,482,000 in fiscal years 2006, 2005 and 2004, respectively.

At October 27, 2006, the Company’s rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year

2007	$10,602
2008	9,539
2009	9,192
2010	8,657
2011	8,128
2012 and thereafter	19,864

$65,982

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

Approximately 989 U.S.-based employees or 21% of total U.S.-based employees were represented by various labor unions. In June 2006, a collective bargaining agreement covering about 200 employees expired and a successor agreement was reached with the labor union. A second agreement covering about 100 employees expired in September 2006 and a successor agreement covering about 150 employees was reached. Management believes that the Company has established a good relationship with these employees and their union. The Company’s European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 13: Employee Stock Plans

The Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans for fiscal 2006 was $5.4 million. The total income tax benefit recognized in the income statement for the share-based compensation arrangement was $1.5 million.

In March 2002, the Company’s shareholders approved the establishment of an Employee Stock Purchase Plan (ESPP) under which 300,000 shares of the Company’s common stock are reserved for issuance to employees. On March 1, 2006, the Company’s shareholders authorized an additional 150,000 shares of the Company’s stock under the ESPP. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. During fiscal 2006, employees purchased 70,683 shares at a fair market value price of $36.55 per share, leaving a balance of 202,295 shares available for issuance in the future. As of October 27, 2006, deductions aggregating $937,679 were accrued for the purchase of shares on December 15, 2006.

The fair value of the awards under the employee stock purchase plan was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company’s common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2006	2005	2004

Volatility	30.0 – 30.7%	30.7%	30.7 – 38.8%
Risk-free interest rate	3.20 – 5.15%	1.64 – 2.44%	0.94 – 1.01%
Expected life (months)	6	6	6
Dividends	—	—	—

The Company also provides a nonqualified stock option plan for officers and key employees. On March 1, 2006, the Company’s shareholders authorized the issuance of an additional 1,000,000 shares of the Company’s common stock under the equity incentive plan. At the end of fiscal 2006, the Company had 2,586,950 shares reserved for issuance to officers and key employees, of which 1,117,950 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer awards granted under the equity incentive plan, including option grants, and to establish the terms of such awards. Awards under the equity incentive plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company’s common stock on the date of grant. The weighted-average grant date fair value of the options granted in fiscal 2006 and 2005, was $22.04 per share and $19.56 per share, respectively.

The fair value of each option granted by the Company was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company’s common stock and option exercise and employee termination assumptions. The range of the expected term reflects the results from certain groups of employees exhibiting different behavior. The risk-free rate for the periods within the contractual life of the grant is based upon the U.S. Treasury zero coupon issues in effect at the time of the grant.

	2006	2005	2004

Volatility	44.26 – 44.95%	45.3%	47.1%
Risk-free interest rate	4.53 – 5.18%	4.48 – 4.60%	3.12 – 3.84%
Expected life (years)	6.5 – 9.5	6 – 9	5 – 8
Dividends	—	—	—

The following table summarizes the changes in outstanding options granted under the Company’s stock option plans:

	2006		2005		2004
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price

Outstanding, beginning of year	1,401,100	$23.56	1,438,000	$18.34	1,497,750	$16.25
Granted	176,400	38.87	347,400	36.36	229,000	25.09
Exercised	(90,500)	16.54	(340,050)	14.93	(278,250)	12.53
Cancelled	(18,000)	25.92	(44,250)	20.65	(10,500)	21.99

Outstanding, end of year	1,469,000	$25.80	1,401,100	$23.56	1,438,000	$18.34

Exercisable, end of year	886,300	$20.61	738,200	$18.32	877,750	$16.39

The aggregate intrinsic value of the option shares outstanding and exercisable at October 27, 2006 was $15.4 million and $13.3 million, respectively.

The number of option shares vested or that are expected to vest at October 27, 2006 was 1.4 million and the aggregate intrinsic value was $17.7 million. The weighted average exercise price and weighted average remaining contractual term of option shares vested or that are expected to vest at October 27, 2006 was $25.67 and 6.24 years, respectively. The weighted-average remaining contractual term of option shares currently exercisable is 4.9 years as of October 27, 2006.

The table below presents stock activity related to stock options exercised in fiscal 2006 and 2005:

In Thousands

	2006	2005

Proceeds from stock options exercised	$1,497	$2,539
Tax benefits related to stock options exercised	$797	$2,690
Intrinsic value of stock options exercised	$2,266	$7,575

Total unrecognized compensation expense for options that have not vested as of October 27, 2006, is $4.6 million, which will be recognized over a weighted average period of 1.3 years. The total fair value of option shares vested during the year ended October 27, 2006 was $3.3 million.

The following table summarizes information for stock options outstanding at October 27, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price

$11.38 – 15.82	266,000	3.95	$13.89	266,000	$13.89
15.83 – 19.88	284,200	4.93	18.78	239,200	18.81
19.89 – 23.85	264,500	5.27	22.53	206,500	22.16
23.86 – 35.12	307,500	7.45	30.56	130,750	29.01
35.13 – 40.80	346,800	8.86	38.97	43,850	38.90

NOTE 14: Capital Stock

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2006, there were no shares of preferred stock or serial preferred stock outstanding.

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

NOTE 15: Acquisitions and Sale of Product Line

Acquisitions

The Company acquired Wallop Defence Systems Limited (Wallop) and FR Countermeasures from Cobham plc on March 24, 2006 and December 23, 2005, respectively. Wallop and FR Countermeasures, manufacturers of military pyrotechnic countermeasure devices, strengthen the Company’s international and U.S. position in countermeasure devices. The Company paid $65.0 million for both companies, including acquisition costs and an adjustment based on the amount of indebtedness and net working capital as of closing. The Company assumed a $4.2 million obligation at FR Countermeasures. In addition, the Company may pay an additional purchase price up to U.K. £10.0 million, or approximately $19.0 million, depending on the achievement of certain objectives. At the time of the acquisition of Wallop, the Company and the seller agreed that some environmental remedial activities may need to be carried out, and these activities are currently on-going. Under the terms of the Stock Purchase Agreement, a portion of the costs of any environmental remedial activities will be reimbursed by the seller if the cost is incurred within five years of the consummation of the acquisition. Wallop and FR Countermeasures are included in the Advanced Materials segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary independent valuation report, as management continues to finalize the valuation of certain assets. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of March 24, 2006 (Wallop) and December 23, 2005 (FR Countermeasures)

Current Assets	$11,479
Property, plant and equipment	20,963
Intangible assets subject to amortization Programs (17 year weighted average useful life)	20,921

Goodwill	29,544
Deferred income tax benefit	2,151

Total assets acquired	85,058

Debt assumed	4,212
Current liabilities assumed	9,182
Deferred tax liabilities	6,648

Net assets acquired	$65,016

On December 16, 2005, the Company acquired Darchem Holdings Limited (Darchem), a manufacturer of thermally engineered components for critical aerospace applications for U.K. £68.7 million (approximately $121.7 million), including acquisition costs and an adjustment based on the amount of cash and net working capital of Darchem as of closing. Darchem holds a leading position in its niche market and fits the Company’s engineered-to-order model. Darchem is included in the Advanced Materials segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary independent valuation report, as management continues to finalize the value of certain acquired assets. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of December 16, 2005

Current Assets	$21,864
Property, plant and equipment	8,499
Intangible assets subject to amortization
Programs (18 year weighted average useful life)	46,441
Customer relationships (6 year weighted useful life)	2,215
Patents (11 year weighted average useful life)	3,083
Other (1 year useful life)	284

52,023

Trade name	6,219
Other	171
Goodwill	60,313

Total assets acquired	149,089

Current liabilities assumed	8,499
Deferred tax liabilities	18,933

Net assets acquired	$121,657

On June 3, 2005, the Company acquired Palomar Products, Inc. (Palomar), a California-based manufacturer of secure military communications products, for $29.1 million, including a $4.2 million escrow deposit. Palomar’s products extend the Company’s avionics and controls product lines. Palomar is included in the Avionics & Controls segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a valuation report. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

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

On August 27, 2004, the Company acquired Leach Holding Corporation (Leach), a manufacturer of electrical power switching, control and data communication devices for the aerospace industry for approximately $147.4 million including acquisition costs. Leach also manufactures medical diagnostic, therapeutic and patient monitoring devices, and analytical, optical and biosensor instruments for medical, laboratory and industrial applications.

The aerospace business is included in the Sensors & Systems segment and the medical business is included in the Avionics & Controls segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of August 27, 2004

Current Assets	$50,977
Property, plant and equipment	24,380
Intangible assets subject to amortization
Programs (20 year weighted average useful life)	30,117
Patents (15 year weighted average useful life)	2,235
Leasehold interest (64 year remaining term of lease)	4,300
Other (10 year useful life)	4,721

41,373

Trade names	13,720
Deferred income tax benefits	14,123
Goodwill	56,441
Other assets	4,259

Total assets acquired	205,273

Current liabilities assumed	20,631
Long-term debt	2,192
Pension and other liabilities	20,144
Deferred tax liabilities	12,511
Minority interest	2,356

Net assets acquired	$147,439

On December 1, 2003, the Company acquired AVISTA, Incorporated (AVISTA), a Wisconsin-based developer of embedded avionic software, for approximately $13.3 million, including contingent purchase price payments of $3.3 million and $3.5 million made in December 2004 and 2005, respectively, which were recorded as additional consideration for the acquired assets. AVISTA provides a software engineering center to support the Company’s customers with such applications as primary flight displays, flight management systems, air data computers and engine control systems. AVISTA is included in the Avionics & Controls segment. Revenues are largely fees charged for software engineering services.

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

Sale of Product Line

During the fourth quarter of fiscal 2004, the Company sold a product line in its Sensors & Systems segment and recorded a gain of $3.4 million.

NOTE 16: Business Segment Information

The Company’s businesses are organized and managed in three reporting segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operating segments within each reporting segment are aggregated. Operations within the Avionics & Controls segment focus on technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, motion control components and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on thermally engineered components for critical aerospace applications, high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. All segments include sales to domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company’s operations by business segment for the last three fiscal years were as follows:

In Thousands	2006	2005	2004

Sales
Avionics & Controls	$283,011	$261,550	$209,498
Sensors & Systems	333,257	319,539	180,768
Advanced Materials	356,007	254,314	223,344

	$972,275	$835,403	$613,610

Income From Continuing Operations
Avionics & Controls	$45,050	$37,325	$32,077
Sensors & Systems	29,305	34,482	7,809
Advanced Materials	46,493	33,992	28,004

Segment Earnings	120,848	105,799	67,890

Corporate expense	(27,338)	(23,513)	(17,472)
Other income (expense)	490	(514)	509
Loss on extinguishment of debt	(2,156)	—	—
Gain on sale of product line	—	—	3,434
Interest income	2,642	4,057	1,964
Interest expense	(21,290)	(18,159)	(17,336)

	$73,196	$67,670	$38,989

Identifiable Assets
Avionics & Controls	$266,090	$245,016	$198,142
Sensors & Systems	431,091	398,801	374,123
Advanced Materials	518,841	266,327	267,811
Other	—	—	2
Corporate[1]	74,429	205,104	95,270

	$1,290,451	$1,115,248	$935,348

Capital Expenditures
Avionics & Controls	$4,890	$3,538	$6,483
Sensors & Systems	10,093	11,155	3,335
Advanced Materials	11,424	8,283	11,492
Discontinued Operations	—	46	326
Corporate	133	754	490

	$26,540	$23,776	$22,126

In Thousands	2006	2005	2004

Depreciation and Amortization
Avionics & Controls	$6,904	$6,972	$5,525
Sensors & Systems	15,097	14,311	10,337
Advanced Materials	19,164	12,469	12,394
Discontinued Operations	—	141	1,452
Corporate	1,668	1,415	1,437

	$42,833	$35,308	$31,145

[1] Primarily cash, prepaid pension expense (see Note 9) and deferred tax assets (see Note 10).
The Company’s operations by geographic area for the last three fiscal years were as follows:

In Thousands	2006	2005	2004

Sales
Domestic
Unaffiliated customers – U.S.	$535,259	$489,644	$369,424
Unaffiliated customers – export	120,247	95,370	88,567
Intercompany	12,017	10,179	2,769

	667,523	595,193	460,760

France
Unaffiliated customers	121,553	108,236	58,788
Intercompany	14,878	13,528	5,050

	136,431	121,764	63,838

United Kingdom
Unaffiliated customers	165,204	108,901	90,531
Intercompany	11,931	3,021	2,406

	177,135	111,922	92,937

All Other Foreign
Unaffiliated customers	30,012	33,252	6,300
Intercompany	4,747	2,850	938

	34,759	36,102	7,238

Eliminations	(43,573)	(29,578)	(11,163)

	$972,275	$835,403	$613,610

In Thousands	2006	2005	2004

Segment Earnings[1]
Domestic	$95,496	$79,555	$62,743
France	12,239	14,987	227
United Kingdom	9,466	7,975	4,746
All other foreign	3,647	3,282	174

	$120,848	$105,799	$67,890

Identifiable Assets[2]
Domestic	$697,804	$569,000	$432,365
France	157,631	140,049	197,431
United Kingdom	308,493	190,090	202,411
All other foreign	52,094	11,005	7,871

	$1,216,022	$910,144	$840,078

[1]	Before corporate expense, shown on page 68.

[2]	Excludes corporate, shown on page 68.

The Company’s principal foreign operations consist of manufacturing facilities located in France, Germany and the United Kingdom, and include sales and service operations located in Singapore and China. Sensors & Systems segment operations are dependent upon foreign sales, which represented $219.2 million, $214.4 million and $144.3 million of Sensors & Systems sales in fiscal 2006, 2005 and 2004, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 29.1% and 4.3%, respectively, in fiscal 2006 and 12.0% of consolidated sales. In fiscal 2005, U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 35.4% and 4.0%, respectively, and 12.7% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2006	2005	2004

Elastomeric products	13%	14%	16%
Sensors	14%	16%	19%
Aerospace switches and indicators	11%	12%	13%

NOTE 17: Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2006	Fourth	Third		Second		First

Net sales	$270,273	$248,398		$247,939		$205,665
Gross margin	81,901	75,357		80,739		62,859

Income from continuing operations [1]	18,369	11,223	[2]	17,659	[3]	8,364	[4,5]

Net earnings	$18,369	$11,223	[2]	$17,659	[3]	$8,364	[4,5]

Earnings per share – basic
Continuing operations	$.72	$.44		$.70		$.33

Earnings per share – basic	$.72	$.44		$.70		$.33

Earnings per share – diluted
Continuing operations [6]	$.71	$.43		$.68		$.32

Earnings per share – diluted [6]	$.71	$.43		$.68		$.32

In Thousands, Except Per Share Amounts

Fiscal Year 2005	Fourth	Third		Second	First

Net sales	$224,146	$209,873		$211,592	$189,792
Gross margin	69,619	65,693		68,538	58,100

Income from continuing operations	15,366	11,859	[7]	13,726	10,083
Income from discontinued operations	24	3		(562)	7,527

Net earnings	$15,390	$11,862	[7]	$13,164	$17,610

Earnings per share – basic
Continuing operations	$.61	$.47		$.55	$.42
Discontinued operations	—	—		(.03)	.31

Earnings per share – basic	$.61	$.47		$.52	$.73

Earnings per share – diluted
Continuing operations [6]	$.60	$.46		$.54	$.41
Discontinued operations [6]	—	—		(.02)	.31

Earnings per share – diluted [6]	$.60	$.46		$.52	$.72

[1] The effects of the business interruption insurance recovery are included in income from continuing operations and presented below:
	Fourth	Third		Second	First
Fiscal Year 2006	$4,104	$786		$—	$—

[2]	Included a $1.6 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of the prior year’s U.S. income tax return to the provision for income taxes.

[3]	Included a $2.0 million reduction of previously estimated tax liabilities as a result of receiving a Notice of Proposed Adjustment (NOPA) from the State of California Franchise Tax Board covering, among other items, the examination of research and development tax credits for fiscal years 1997 through 2002.

[4]	Included a $0.9 million reduction of previously estimated tax liabilities as a result of a favorable tax audit which concluded on December 23, 2005.

[5]	Included a $2.2 million loss on early extinguishment of debt.

[6]	The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

[7]	Included a $2.0 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of U.S. and non-U.S. tax returns to the provision for income taxes.

NOTE 18: Guarantors

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2006, 2005 and 2004 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Senior Subordinated Notes which include Advanced Input Devices, Inc., Amtech Automated Manufacturing Technology, Angus Electronics Co., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Armtec Defense Products Co., AVISTA, Incorporated, BVR Technologies Co., EA Technologies Corporation, Equipment Sales Co., Esterline Sensors Services Americas, Inc., Esterline Technologies Holdings Limited, H.A. Sales Co., Hauser Inc., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach Technology Group, Inc., Mason Electric Co., MC Tech Co., Memtron Technologies Co., Norwich Aero Products, Inc., Palomar Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., Surftech Finishes Co., UMM Electronics Inc., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Advanced Input Devices Ltd. (U.K.), Auxitrol S.A., Auxitrol Technologies S.A.S., Darchem Engineering Limited, Darchem Holdings Ltd., Esterline Acquisition Ltd. (U.K.), Esterline Input Devices Asia Ltd. (Barbados), Esterline Input Devices Ltd. (Shanghai), Esterline Sensors Services Asia PTD, Ltd., Esterline Technologies Denmark Aps (Denmark), Esterline Technologies Ltd. (England), Esterline Technologies Ltd. (Hong Kong), Guizhou Leach-Tianyi Aviation Electrical Company Ltd. (China), Leach International Asia-Pacific Ltd. (Hong Kong), Leach International Europe S.A. (France), Leach International Germany GmbH (Germany), Leach International Mexico S. de R.L. de C.V. (Mexico), Leach International U.K. (England), Leach Italia Srl. (Italy), LRE Medical GmbH (Germany), ML Wallop Defence Systems Ltd. (U.K.), Muirhead Aerospace Ltd., Norcroft Dynamics Ltd., Pressure Systems International Ltd., Wallop Defence Systems Limited, Weston Aero Ltd. (England), and Weston Aerospace Ltd. (England). The guarantor subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies and have fully and unconditionally, jointly and severally, guaranteed the Senior Subordinated Notes.

Condensed Consolidating Balance Sheet as of October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$14,343	$2,672	$25,623	$—	$42,638
Cash in escrow	4,409	—	—	—	4,409
Short-term investments	—	—	—	—	—
Accounts receivable, net	301	105,995	85,441	—	191,737
Inventories	—	110,904	74,942	—	185,846
Income tax refundable	—	4	6,227	—	6,231
Deferred income tax benefits	25,227	5	2,700	—	27,932
Prepaid expenses	164	4,631	4,750	—	9,545

Total Current Assets	44,444	224,211	199,683	—	468,338

Property, Plant & Equipment, Net	2,324	105,621	62,497	—	170,442
Goodwill	—	195,474	170,681	—	366,155
Intangibles, Net	73	75,928	165,656	—	241,657
Debt Issuance Costs, Net	4,469	—	—	—	4,469
Deferred Income Tax Benefits	13,531	—	1,259	—	14,790
Other Assets	3,536	15,344	5,720	—	24,600
Amounts Due To (From) Subsidiaries	247,727	85,734	—	(333,461)	—
Investment in Subsidiaries	747,784	—	—	(747,784)	—

Total Assets	$1,063,888	$702,312	$605,496	$(1,081,245)	$1,290,451

Condensed Consolidating Balance Sheet as of October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$725	$20,924	$41,044	$—	$62,693
Accrued liabilities	30,651	57,687	33,081	—	121,419
Credit facilities	5,000	—	3,075	—	8,075
Current maturities of long-term debt	4,054	792	692	—	5,538
Federal and foreign income taxes	2,791	72	11	—	2,874

Total Current Liabilities	43,221	79,475	77,903	—	200,599

Long-Term Debt, Net	278,365	2,592	1,350	—	282,307
Deferred Income Taxes	27,942	(20)	44,427	—	72,349
Other Liabilities	6,371	9,998	7,260	—	23,629
Amounts Due To (From) Subsidiaries	—	—	301,391	(301,391)	—
Minority Interest	—	—	3,578	—	3,578
Shareholders’ Equity	707,989	610,267	169,587	(779,854)	707,989

Total Liabilities and Shareholders’ Equity	$1,063,888	$702,312	$605,496	$(1,081,245)	$1,290,451

Condensed Consolidating Statement of Operations for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$640,688	$346,884	$(15,297)	$972,275
Cost of Sales	—	442,497	244,219	(15,297)	671,419

	—	198,191	102,665	—	300,856
Expenses
Selling, general and administrative	—	96,183	63,441	—	159,624
Research, development and engineering	—	22,298	30,314	—	52,612

Total Expenses	—	118,481	93,755	—	212,236
Other
Other income	—	—	(490)	—	(490)
Insurance recovery	—	—	(4,890)	—	(4,890)

Total Other	—	—	(5,380)	—	(5,380)

Operating Earnings from Continuing Operations	—	79,710	14,290	—	94,000

Interest income	(20,857)	(2,522)	(3,959)	24,696	(2,642)
Interest expense	20,551	4,029	21,406	(24,696)	21,290
Loss on extinguishment of debt	2,156	—	—	—	2,156

Other Expense, Net	1,850	1,507	17,447	—	20,804

Income (Loss) from Continuing Operations Before Taxes	(1,850)	78,203	(3,157)	—	73,196
Income Tax Expense (Benefit)	(517)	18,387	(1,154)	—	16,716

Income (Loss) From Continuing Operations Before Minority Interest	(1,333)	59,816	(2,003)	—	56,480
Minority Interest	—	—	(865)	—	(865)

Income (Loss) From Continuing Operations	(1,333)	59,816	(2,868)	—	55,615

Equity in Net Income of Consolidated Subsidiaries	56,948	—	—	(56,948)	—

Net Income (Loss)	$55,615	$59,816	$(2,868)	$(56,948)	$55,615

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$55,615	$59,816	$(2,868)	$(56,948)	$55,615
Minority interest	—	—	865	—	865
Depreciation & amortization	—	24,201	18,632	—	42,833
Deferred income tax	(1,561)	87	(149)	—	(1,623)
Share-based compensation	—	3,667	1,763	—	5,430
Gain on sale of short-term investments	(610)	—	—	—	(610)
Working capital changes, net of effect of acquisitions Accounts receivable	370	(8,948)	(7,933)	—	(16,511)
Inventories	—	(25,447)	(13,794)	—	(39,241)
Prepaid expenses	15	(138)	(1,182)	—	(1,305)
Accounts payable	(265)	665	7,706	—	8,106
Accrued liabilities	(146)	4,040	(4,540)	—	(646)
Federal & foreign income taxes	810	(8)	(13,332)	—	(12,530)
Other liabilities	(1,579)	(4,619)	4,521	—	(1,677)
Other, net	(1,541)	914	(1,403)	—	(2,030)

	51,108	54,230	(11,714)	(56,948)	36,676

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(133)	(16,624)	(9,783)	—	(26,540)
Proceeds from sale of capital assets	6	495	142	—	643
Proceeds from sale of short-term investments	63,266	—	—	—	63,266
Acquisitions of businesses, net	—	(12,566)	(177,778)	—	(190,344)

	63,139	(28,695)	(187,419)	—	(152,975)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	4,038	—	—	—	4,038
Excess tax benefits from stock option exercises	545	—	—	—	545
Net change in credit facilities	5,000	—	905	—	5,905
Proceeds from issuance of long-term debt	100,000	—	—	—	100,000
Repayment of long-term debt, net	(70,001)	(828)	(543)	—	(71,372)
Net change in intercompany financing	(214,850)	(24,103)	182,005	56,948	—

	(175,268)	(24,931)	182,367	56,948	39,116

Effect of foreign exchange rates on cash	—	(86)	1,603	—	1,517

Net increase (decrease) in cash and cash equivalents	(61,021)	518	(15,163)	—	(75,666)
Cash and cash equivalents – beginning of year	75,364	2,154	40,786	—	118,304

Cash and cash equivalents – end of year	$14,343	$2,672	$25,623	$—	$42,638

Condensed Consolidating Balance Sheet as of October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Assets

Current Assets
Cash and cash equivalents	$75,364	$2,154	$40,786	$—	$118,304
Cash in escrow	11,918	—	—	—	11,918
Short-term investments	62,656	—	—	—	62,656
Accounts receivable, net	671	96,931	52,149	—	149,751
Inventories	—	84,351	46,118	—	130,469
Deferred income tax benefits	25,115	102	1,651	—	26,868
Prepaid expenses	179	4,481	2,873	—	7,533

Total Current Assets	175,903	188,019	143,577	—	507,499

Property, Plant & Equipment, Net	2,687	95,001	40,526	—	138,214
Goodwill	—	191,919	69,248	—	261,167
Intangibles, Net	107	82,196	83,815	—	166,118
Debt Issuance Costs, Net	5,144	—	—	—	5,144
Deferred Income Tax Benefits	11,257	—	2,063	—	13,320
Other Assets	2,638	16,266	4,882	—	23,786
Amounts Due To (From) Subsidiaries	134,964	64,835	—	(199,799)	—
Investment in Subsidiaries	615,599	129	(128)	(615,600)	—

Total Assets	$948,299	$638,365	$343,983	$(815,399)	$1,115,248

Condensed Consolidating Balance Sheet as of October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$990	$19,877	$20,586	$—	$41,453
Accrued liabilities	38,620	53,246	27,249	—	119,115
Credit facilities	—	—	2,031	—	2,031
Current maturities of long-term debt	70,000	—	934	—	70,934
Federal and foreign income taxes	3,634	76	5,088	—	8,798

Total Current Liabilities	113,244	73,199	55,888	—	242,331

Long-Term Debt, Net	173,988	—	1,694	—	175,682
Deferred Income Taxes	30,880	(10)	15,551	—	46,421
Other Liabilities	9,323	11,209	6,705	—	27,237
Amounts Due To (From) Subsidiaries	—	—	195,829	(195,829)	—
Minority Interest	—	—	2,713	—	2,713
Shareholders’ Equity	620,864	553,967	65,603	(619,570)	620,864

Total Liabilities and Shareholders’ Equity	$948,299	$638,365	$343,983	$(815,399)	$1,115,248

Condensed Consolidating Statement of Operations for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$574,864	$278,767	$(18,228)	$835,403
Cost of Sales	—	403,823	187,858	(18,228)	573,453

	—	171,041	90,909	—	261,950
Expenses
Selling, general and administrative	—	90,892	46,534	—	137,426
Research, development and engineering	—	17,399	24,839	—	42,238

Total Expenses	—	108,291	71,373	—	179,664
Other
Other expense	50	86	378	—	514

Total Other	50	86	378	—	514

Operating Earnings from Continuing Operations	(50)	62,664	19,158	—	81,772

Interest income	(15,940)	(3,015)	(2,679)	17,577	(4,057)
Interest expense	18,261	4,642	12,833	(17,577)	18,159

Other Expense, Net	2,321	1,627	10,154	—	14,102

Income (Loss) from Continuing Operations Before Taxes	(2,371)	61,037	9,004	—	67,670
Income Tax Expense (Benefit)	(728)	14,409	2,620	—	16,301

Income (Loss) From Continuing Operations Before Minority Interest	(1,643)	46,628	6,384	—	51,369
Minority Interest	—	—	(335)	—	(335)

Income (Loss) From Continuing Operations	(1,643)	46,628	6,049	—	51,034

Income From Discontinued Operations, Net of Tax	—	6,992	—	—	6,992
Equity in Net Income of Consolidated Subsidiaries	59,669	—	—	(59,669)	—

Net Income (Loss)	$58,026	$53,620	$6,049	$(59,669)	$58,026

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$58,026	$53,620	$6,049	$(59,669)	$58,026
Minority interest	—	—	335	—	335
Depreciation & amortization	—	22,152	13,156	—	35,308
Deferred income tax	3,205	(112)	(7,594)	—	(4,501)
Share-based compensation	—	2,262	537	—	2,799
Gain on disposal of discontinued operations	—	(9,456)	—	—	(9,456)
Loss on sale of building	—	59	—	—	59
Gain on sale of short-term investments	(1,397)	—	—	—	(1,397)
Working capital changes, net of effect of acquisitions Accounts receivable	1,550	(11,458)	(7,737)	—	(17,645)
Inventories	—	(6,350)	(5,286)	—	(11,636)
Prepaid expenses	174	(903)	2,431	—	1,702
Other current assets	147	288	—	—	435
Accounts payable	470	2,638	1,058	—	4,166
Accrued liabilities	9,540	7,401	2,975	—	19,916
Federal & foreign income taxes	638	1	4,530	—	5,169
Other liabilities	40	(6,838)	384	—	(6,414)
Other, net	7,830	(3,783)	(4,501)	—	(454)

	80,223	49,521	6,337	(59,669)	76,412

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(754)	(15,289)	(7,733)	—	(23,776)
Proceeds from sale of discontinued operations	—	21,421	—	—	21,421
Proceeds from sale of building	—	2,319	—	—	2,319
Escrow deposit	(4,207)	—	—	—	(4,207)
Proceeds from sale of capital assets	3	2,017	292	—	2,312
Purchase of short-term investments	(173,273)	—	—	—	(173,273)
Proceeds from sale of short-term investments	112,014	—	—	—	112,014
Acquisitions of businesses, net	—	(28,261)	—	—	(28,261)

	(66,217)	(17,793)	(7,441)	—	(91,451)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	3,519	—	—	—	3,519
Excess tax benefits from stock option exercises	1,208	—	—	—	1,208
Proceeds from stock issuance	108,490	—	—	—	108,490
Net change in credit facilities	(5,000)	—	171	—	(4,829)
Repayment of long-term debt, net	(2,781)	(57)	(464)	—	(3,302)
Net change in intercompany financing	(50,479)	(31,962)	22,772	59,669	—

	54,957	(32,019)	22,479	59,669	105,086

Effect of foreign exchange rates on cash	(458)	92	(856)	—	(1,222)

Net increase (decrease) in cash and cash equivalents	68,505	(199)	20,519	—	88,825
Cash and cash equivalents – beginning of year	6,859	2,353	20,267	—	29,479

Cash and cash equivalents – end of year	$75,364	$2,154	$40,786	$—	$118,304

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$461,067	$155,073	$(2,530)	$613,610
Cost of Sales	—	320,285	100,835	(2,530)	418,590

	—	140,782	54,238	—	195,020
Expenses
Selling, general and administrative	—	79,038	39,708	—	118,746
Research, development and engineering	—	10,275	15,581	—	25,856

Total Expenses	—	89,313	55,289	—	144,602
Other
Other expense (income)	(520)	(239)	250	—	(509)
Gain on sale of business	(1,700)	—	(1,734)	—	(3,434)

Total Other	(2,220)	(239)	(1,484)	—	(3,943)

Operating Earnings from Continuing Operations	2,220	51,708	433	—	54,361

Interest income	(14,316)	(3,017)	(828)	16,197	(1,964)
Interest expense	17,010	3,272	13,251	(16,197)	17,336

Other Expense, Net	2,694	255	12,423	—	15,372

Income (Loss) from Continuing Operations Before Taxes	(474)	51,453	(11,990)	—	38,989
Income Tax Expense (Benefit)	(140)	12,934	(3,202)	—	9,592

Income (Loss) From Continuing Operations Before Minority Interest	(334)	38,519	(8,788)	—	29,397
Minority Interest	—	—	(22)	—	(22)

Income (Loss) From Continuing Operations	(334)	38,519	(8,810)	—	29,375

Income From Discontinued Operations, Net of Tax	—	10,208	—	—	10,208
Equity in Net Income of Consolidated Subsidiaries	39,917	—	—	(39,917)	—

Net Income (Loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$39,583	$48,727	$(8,810)	$(39,917)	$39,583
Minority interest	—	—	22	—	22
Depreciation & amortization	—	22,320	8,825	—	31,145
Deferred income tax	3,375	—	(111)	—	3,264
Share-based compensation	—	3,191	1,135	—	4,326
Gain on disposal of discontinued operations	—	(12,521)	—	—	(12,521)
Gain on sale of land	—	(892)	—	—	(892)
Gain on sale of product line	(1,700)	—	(1,734)	—	(3,434)
Working capital changes, net of effect of acquisitions
Accounts receivable	(2,126)	(5,513)	(1,393)	—	(9,032)
Inventories	—	(6,897)	(2,198)	—	(9,095)
Prepaid expenses	(219)	760	(1,200)	—	(659)
Accounts payable	382	(684)	2,902	—	2,600
Accrued liabilities	11,800	(1,444)	(116)	—	10,240
Federal & foreign income taxes	8,935	(804)	820	—	8,951
Other liabilities	9,283	(923)	(4,001)	—	4,359
Other, net	(9,734)	5,668	(1,464)	—	(5,530)

	59,579	50,988	(7,323)	(39,917)	63,327
Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(490)	(18,881)	(2,755)	—	(22,126)
Proceeds from sale of discontinued operations	—	10,000	—	—	10,000
Proceeds from sale of product line	1,700	—	1,775	—	3,475
Proceeds from sale of land	—	1,654	—	—	1,654
Escrow deposit	(12,500)	—	—	—	(12,500)
Proceeds from sale of capital assets	23	1,190	(435)	—	778
Proceeds from sale of short-term investments	12,797	—	—	—	12,797
Acquisitions of businesses, net	—	(50,855)	(87,956)	—	(138,811)

	1,530	(56,892)	(89,371)	—	(144,733)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2004

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	2,267	—	—	—	2,267
Excess tax benefits from stock option exercises	540	—	—	—	540
Net change in credit facilities	5,000	(180)	(698)	—	4,122
Repayment of long-term debt, net	(27,996)	(77)	(1,356)	—	(29,429)
Debt and other issuance costs	(268)	—	—	—	(268)
Net change in intercompany financing	(143,641)	5,573	98,151	39,917	—

	(164,098)	5,316	96,097	39,917	(22,768)

Effect of foreign exchange rates on cash	14	(89)	2,365	—	2,290

Net increase (decrease) in cash and cash equivalents	(102,975)	(677)	1,768	—	(101,884)
Cash and cash equivalents – beginning of year	109,834	3,030	18,499	—	131,363

Cash and cash equivalents – end of year	$6,859	$2,353	$20,267	$—	$29,479

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

Our management assessed the effectiveness of Esterline’s internal control over financial reporting as of October 27, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. On March 27, 2006, the company completed the acquisition of Wallop Defence Systems Ltd. As permitted by applicable rules promulgated by the Securities and Exchange Commission, our management excluded the Wallop Defence Systems Ltd. operations from its assessment of internal control over financial reporting as of October 27, 2006. Wallop Defence Systems Ltd. constituted approximately 6.0% and 7.7% of consolidated total assets and total shareholders’ equity, respectively, as of October 27, 2006, and 0.9% and (1.4%) of consolidated net sales and net earnings, respectively, for the year then ended. Wallop Defence Systems Ltd. will be included in the company’s assessment as of October 26, 2007. Based on management’s assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 27, 2006.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment and the effectiveness of our internal control over financial reporting. This report appears on page 89.

/s/ Robert W. Cremin
Robert W. Cremin
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)

/s/ Gary J. Posner
Gary J. Posner
Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Esterline Technologies Corporation

Bellevue, Washington

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Esterline Technologies Corporation maintained effective internal control over financial reporting as of October 27, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wallop Defence Systems Ltd., which is included in the 2006 consolidated financial statements of Esterline Technologies Corporation and constituted 6.0% and 7.7% of consolidated total assets and total shareholders’ equity, respectively, as of October 27, 2006 and 0.9% and (1.4%) of consolidated net sales and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of Esterline Technologies Corporation also did not include an evaluation of the internal control over financial reporting of Wallop Defence Systems Ltd.

In our opinion, management’s assessment that Esterline Technologies Corporation maintained effective internal control over financial reporting as of October 27, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 27, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Esterline Technologies Corporation as of October 27, 2006, and October 28, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 27, 2006 of Esterline Technologies Corporation and our report dated December 18, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Seattle, Washington

December 18, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Esterline Technologies Corporation

Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 27, 2006 and October 28, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 27, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 27, 2006 and October 28, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 27, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Esterline Technologies Corporation’s internal control over financial reporting as of October 27, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2006 expressed an unqualified opinion thereon.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for share-based payments.

Ernst & Young LLP

Seattle, Washington

December 18, 2006