Form 10-K, Exhibit 13
period 2007-10-26
ESTERLINE TECHNOLOGIES CORP
filed 2007-12-21
CIK 33619

Exhibit 13

Financial Highlights

In Thousands, Except Per Share Amounts

For Fiscal Years	2007	2006

Operating Results
Net sales	$1,266,555	$972,275
Segment earnings	181,692	120,848
Net earnings	92,284	55,615

Earnings per share – diluted	$3.52	$2.15

Weighted average shares outstanding – diluted	26,252	25,818

Financial Position
Total assets	$2,050,306	$1,290,451
Property, plant and equipment, net	217,421	170,442
Long-term debt, net	455,002	282,307
Shareholders’ equity	1,121,826	707,989

Management’s Discussion and Analysis of Financial Condition and Results of Continuing Operations

OVERVIEW

We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. The Avionics & Controls segment designs and manufactures integrated cockpit systems, technology interface systems for military and commercial aircraft and land- and sea-based military vehicles, secure communications systems, specialized medical equipment, and other industrial applications. The Sensors & Systems segment produces high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, micro-motors, motion control sensors, and other related systems, principally for aerospace and defense customers. The Advanced Materials segment develops and manufactures thermally engineered components and high-performance elastomer products used in a wide range of commercial aerospace and military applications, combustible ordnance components and electronic warfare countermeasure devices for military customers. All segments include sales to domestic, international, defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and establishing strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering. On March 14, 2007, we acquired CMC Electronics Inc. (CMC) a manufacturer of high technology avionics including global positioning systems, head-up displays, enhanced vision systems and electronic flight management systems. The acquisition significantly expands the scale of our existing Avionics & Controls business. CMC is included in the Avionics & Controls segment and the results of its operations were included from the effective date of the acquisition. We acquired Wallop Defence Systems Limited (Wallop) and FR Countermeasures on March 24, 2006 and December 23, 2005, respectively. Wallop and FR Countermeasures are manufacturers of military pyrotechnic countermeasure devices. The acquisitions strengthen our international and U.S. position in countermeasure devices. Wallop and FR Countermeasures are included in our Advanced Materials segment. On December 16, 2005, we acquired Darchem Holdings Limited (Darchem), a manufacturer of thermally engineered components for critical aerospace applications. Darchem holds a leading position in its niche market and fits our engineered-to-order model and is included in our Advanced Materials segment.

Net earnings for fiscal 2007 were $92.3 million, or $3.52 per diluted share, including a $26.2 million, net of tax or $1.00 per diluted share, insurance recovery, compared with $55.6 million, or $2.15 per diluted share, including a $3.4 million, net of tax or $0.13 per diluted share, insurance recovery in fiscal 2006. Avionics & Controls performance was strong compared to the prior-year period, offset by the effect of the shipment of acquired inventory of CMC which was required to be valued at fair market as of the date of acquisition and the impact of a weakening of the U.S. dollar against the Canadian dollar since the acquisition of CMC. Results in Sensors & Systems improved and Advanced Materials earnings reflected strong sales and earnings, as well as the insurance recovery referenced above. Interest expense increased $14.0 million over the prior-year period, reflecting the cost of financing the CMC acquisition. Net earnings for fiscal 2007 reflected an effective tax rate of 19.6% compared to 22.8% for the prior-year period.

Results of Continuing Operations

Fiscal 2007 Compared with Fiscal 2006

Sales for fiscal 2007 increased 30.3% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2007	2006

Avionics & Controls	60.6%	$454,520	$283,011
Sensors & Systems	15.1%	383,477	333,257
Advanced Materials	20.4%	428,558	356,007
Total		$1,266,555	$972,275

The 60.6% increase in Avionics & Controls reflected incremental sales from the CMC acquisition in the second quarter of fiscal 2007 and higher sales of cockpit controls and medical equipment devices from new OEM programs as well as strong after-market sales.

The 15.1% increase in Sensors & Systems principally reflected growth in OEM programs for temperature sensors and power distribution devices as well as the effect of exchange rates. Sales in fiscal 2007 reflected a stronger U.K. pound and euro relative to the U.S. dollar, as the average exchange rate from the U.K. pound and euro increased from 1.81 and 1.23, respectively, in fiscal 2006, to 1.98 and 1.34, respectively, in fiscal 2007.

The 20.4% increase in Advanced Materials reflected strong sales across the segment. While combustible ordnance sales were up modestly compared with the prior year, sales of flare countermeasures and elastomer material were strong, reflecting new OEM programs. Sales of flare countermeasures from our Wallop facility were higher in fiscal 2007 compared to fiscal 2006, but less than our expectations due to the continued shut-down in a portion of the facility.

Sales to foreign customers, including export sales by domestic operations, totaled $668.8 million and $437.0 million, and accounted for 52.8% and 45.0% of our sales for fiscal 2007 and 2006, respectively.

Overall, gross margin as a percentage of sales was 30.8% and 30.9% in fiscal 2007 and 2006, respectively. Avionics & Controls segment gross margin was 32.9% and 35.3% for fiscal 2007 and 2006, respectively, reflecting the shipment of acquired inventory of CMC, which was valued at fair value at acquisition. In addition, CMC’s gross margins were impacted by the effect of a weaker U.S. dollar compared to the Canadian dollar on U.S. dollar-denominated sales and Canadian-denominated cost of sales. Excluding CMC, Avionics & Controls gross margin was 36.4% and 35.3% for fiscal 2007 and 2006, respectively, reflecting increased after-market spares sales and pricing strength on certain cockpit control devices, partially offset by a $2.0 million unfavorable estimate to complete adjustment on certain firm fixed-price long-term contracts for the development and manufacture of secure military communications products.

Sensors & Systems segment gross margin was 33.3% and 33.9% for fiscal 2007 and 2006, respectively. The decrease in Sensors & Systems gross margin from fiscal 2006 reflected lower sales of high-margin pressure sensors and the effect of a weaker U.S. dollar compared with the U.K. pound and euro on U.S.-denominated sales and U.K. pound- and euro-denominated cost of sales. We expect to negotiate higher unit selling prices under certain U.S. dollar-denominated long-term agreements, which expire in December 2007, at our U.K. temperature and pressure sensor operations. Additionally, gross margin in fiscal 2007 was impacted by a $2.1 million contract overrun at a small unit which manufactures precision gears and data concentrators. These decreases were partially offset by improved operating efficiencies at our U.K. temperature and pressure sensor operations and pricing strength at our U.S. manufacturer of power distribution devices.

Advanced Materials segment gross margin was 26.5% and 24.7% for fiscal 2007 and 2006, respectively. The increase in Advanced Materials gross margin was due to strong gross margins at our U.S. flare operations resulting from a more favorable mix of product shipments and improved operating efficiencies at our Arkansas countermeasure flare operation. Additionally, gross margins improved at our elastomer material operations, reflecting increased recovery of fixed expenses due to strong OEM sales and a shift in sales mix to higher margin space and defense products. Comparing fiscal 2007 to 2006, the increase in gross margin also reflected the impact of the shipment of acquired inventories at Darchem, which were valued at fair market at acquisition in 2006. Gross margin in fiscal 2007 was impacted by the continued shut-down of our advanced flare operations at Wallop as a result of the 2006 explosion and the start-up costs at our FR Countermeasures unit acquired in 2005.

Selling, general and administrative expenses (which include corporate expenses) increased to $209.5 million in fiscal 2007 compared with $159.6 million in fiscal 2006. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the CMC, Wallop, and FR Countermeasures acquisitions. The increase in corporate expense principally reflected bank fees associated with the modification of our 2013 note indenture, increased incentive compensation, professional fees, and the cost of an option to buy Canadian dollars to cover a portion of the purchase price of CMC. Post-retirement benefit expense increased $2.2 million reflecting the acquisition of CMC and an adjustment to post-retirement benefit expense of $1.6 million at our temperature and pressure sensor operations. These increases were partially offset by a $2.4 million decrease in pension expense. In fiscal 2006, pension expense included a $1.2 million increase in the Leach pension obligation existing as of the acquisition of Leach in August 2004, which was identified during an audit of its pension plan. Additionally, in fiscal 2006, selling, general and administrative expense included a $1.0 million charge as a result of a customer contract termination. As a percentage of sales, selling, general and administrative expenses were 16.5% and 16.4% in fiscal 2007 and 2006, respectively.

Research, development and related engineering spending increased to $70.5 million, or 5.6% of sales, in fiscal 2007 compared with $52.6 million, or 5.4% of sales, in fiscal 2006. The increase in research, development and related engineering largely reflects spending on the T6-B, A400M primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. Research, development and engineering expense in fiscal 2007 and 2006 is net of $6.7 million and $5.2 million, respectively, in government subsidies. Research, development and engineering spending is expected to be about 5% of sales in fiscal 2008.

Segment earnings (which exclude corporate expenses and other income and expense) increased 50.3% during fiscal 2007 to $181.7 million compared to $120.8 million in the prior year. Business interruption insurance recoveries of $37.5 million were a contributor to this growth, partially offset by losses of $7.6 million at CMC.

Avionics & Controls segment earnings were $49.5 million for fiscal 2007 compared with $45.1 million in fiscal 2006 and reflected strong earnings from our cockpit control and medical equipment operations, partially offset by the shipment of acquired inventory of CMC, which was valued at fair value at acquisition. CMC’s earnings were impacted by the effect of a weaker U.S. dollar compared with the Canadian dollar on U.S. dollar-denominated sales and Canadian-denominated cost of sales. Since the acquisition of CMC, the U.S. dollar relative to the Canadian dollar has declined 18.2%. Approximately $94.0 million of CMC’s sales of $128.0 million were denominated in U.S. dollars. Additionally, CMC’s earnings were impacted by significant research and development expenses, principally related to the T6-B program. While CMC’s partial-year results of operations were impacted by the above items, the underlying business is performing well and is meeting our expectations as earnings from CMC’s products, including Flight Management Systems, Global Positioning System Receivers, Satcom antennas, and after-market military engine instruments remain robust.

Sensors & Systems segment earnings were $34.9 million for fiscal 2007 compared with $29.3 million in fiscal 2006. Operating earnings at our power distribution operation reflected improved results from increased sales from new OEM programs, a $1.0 million reimbursement of research, development and engineering expense negotiated with a customer and price increases, which were partially offset by higher research, development and engineering expenses on the A400M program. Earnings at our temperature and pressure sensors operations increased from 2006, reflecting the benefit of reduced indirect labor and research, development and engineering costs, and improved operating efficiencies, partially offset by a post-retirement benefit adjustment of $1.6 million. Sensors & Systems earnings were also impacted by $3.4 million in contract overruns and additional research and development expense at a small unit which manufactures precision gears and data concentrators. Comparing fiscal 2007 to 2006, Sensors & Systems earnings in fiscal 2006 were impacted by a $1.2 million increase in the Leach pension obligation explained above and manufacturing inefficiencies and incremental direct labor costs incurred to reduce delinquent shipments at our temperature and pressure sensors operations. Sensors & Systems earnings also reflected the impact of a weaker U.S. dollar relative to the euro and the U.K. pound on U.S. dollar-denominated sales and euro- and U.K. pound-based operating expenses.

Advanced Materials segment earnings were $97.3 million for fiscal 2007 compared with $46.5 million for fiscal 2006, principally reflecting $37.5 million in business interruption insurance recoveries, incremental earnings from our Darchem acquisition and improved earnings from our elastomer and Arkansas countermeasure flare operations. Earnings in both years were impacted by start-up costs at our FR Countermeasures unit and low sales at our Wallop operations. The $37.5 million recovery is related to an explosion that occurred at Wallop on June 26, 2006. Although a portion of the facility is expected to be closed for about two years due to the requirements of the Health Safety Executive (HSE) to review the cause of the accident, normal operations are continuing at unaffected portions of the facility. The HSE investigation will not be completed until a Coroner’s Inquest is filed, possibly in 2008. Although it is not possible to determine the results of the HSE investigation or how the Coroner will rule, management does not expect to be found in breach of the Health & Safety Act related to the accident and, accordingly, no amounts have been recorded for any potential fines that may be assessed by the HSE. The HSE will also review and approve the plans and construction of the new flare facility. The $37.5 million insurance recovery is to reimburse the Company for the loss of earnings and damage to a portion of the facility. We expect construction to be completed by the end of fiscal 2008 and in full production following customary start-up and commissioning activities.

Interest expense increased to $35.3 million during fiscal 2007 compared with $21.3 million in the prior year, reflecting increased borrowings to finance the CMC acquisition.

Non-operating expenses in the fourth fiscal quarter of 2007 included a $1.1 million write off of debt issuance costs as a result of the prepayment of our $100.0 million U.S. term loan. Non-operating expense in the first fiscal quarter of 2006 included a $2.2 million prepayment penalty arising from the $40.0 million prepayment of our 6.77% Senior Notes. Both prepayments were recorded as a loss on extinguishment of debt.

The effective income tax rate for fiscal 2007 was 19.6% compared with 22.8% in fiscal 2006. The effective tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. In addition, in fiscal 2007, we recognized a $3.4 million reduction of previously estimated income tax liabilities, which was the result of the following items: a $2.8 million net reduction in deferred income tax liabilities as a result of the enactment of tax laws reducing U.K., Canadian and German statutory corporate income tax rates and a $1.0 million tax benefit as a result of the retroactive extension of the U.S. Research and Experimentation tax credit that was signed into law on December 21, 2006. These benefits were offset by $0.4 million of additional income tax resulting from the reconciliation of prior-years’ U.S. and foreign income tax returns to the provisions for income taxes. The effective tax rate for fiscal 2007 also reflected CMC’s tax credits and other tax efficiencies. In fiscal 2006, we recognized a $4.5 million reduction of previously estimated tax liabilities, which was the result of the following items: $1.6 million due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of the prior year’s U.S. income tax return to the U.S. provision for income taxes, $2.0 million as a result of receiving a Notice of Proposed Adjustment (NOPA) from the State of California Franchise Tax Board covering, among other items, the examination of research and development tax credits for fiscal years 1997 through 2002, and $0.9 million as a result of a favorable conclusion of a tax examination.

New orders for fiscal 2007 were $1.6 billion compared with $1.1 billion for fiscal 2006. Avionics & Controls orders for fiscal 2007 increased 120.0% from the prior-year period, principally reflecting the CMC acquisition. Sensors & Systems orders for fiscal 2007 increased 26.6% from the prior-year period. Advanced Materials orders for fiscal 2007 decreased 4.0%

from the prior-year period due to the timing of receiving orders. Backlog at the end of fiscal 2007 was $985.1 million compared with $653.5 million at the end of the prior year. Approximately $253.7 million is scheduled to be delivered after fiscal 2008. Backlog is subject to cancellation until delivery.

Fiscal 2006 Compared with Fiscal 2005

Sales for fiscal 2006 increased 16.4% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2006	2005

Avionics & Controls	8.2%	$283,011	$261,550
Sensors & Systems	4.3%	333,257	319,539
Advanced Materials	40.0%	356,007	254,314
Total		$972,275	$835,403

The 8.2% increase in Avionics & Controls reflected incremental sales from the Palomar acquisition in the third quarter of fiscal 2005 and higher sales of cockpit controls. These increases were partially offset by decreased sales of diagnostic medical devices.

The 4.3% increase in Sensors & Systems principally reflected growth in OEM programs for temperature and pressure sensors and power distribution devices. These increases were partially offset by lower motion control distribution sales to the British Ministry of Defence (British MoD). In addition, pressure sensor sales in the first nine months of fiscal 2005 were enhanced by a retrofit program.

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

Sensors & Systems segment gross margin was 33.9% and 34.5% for fiscal 2006 and 2005, respectively. The decrease in Sensors & Systems gross margin from fiscal 2005 was largely a result of production inefficiencies and incremental direct labor costs incurred to reduce delinquent shipments at our temperature and pressure sensor operations. In addition, fiscal 2005 benefited from a retrofit program. Gross margin in fiscal 2005 was impacted by a loss provision on shipments of off-spec power distribution devices. In fiscal 2006, the Company was able to negotiate a favorable settlement with its customer and, accordingly, nearly all of the loss provision recorded in fiscal 2005 was reversed. Gross margin was also impacted by a weaker U.S. dollar compared to the euro and U.K. pound on U.S. dollar-denominated sales and euro- and U.K. pound-based cost of sales.

Advanced Materials segment gross margin was 24.7% and 25.3% for fiscal 2006 and 2005, respectively. Gross margin was impacted by the 2006 explosion at our Wallop facility, as explained in Note 2 of the consolidated financial statements, and start-up costs at our FR Countermeasures unit. This decrease in gross margin was partially offset by improved operating efficiencies at our Arkansas flare countermeasure operation. Additionally, gross margins improved at our elastomer material operations, reflecting increased recovery of fixed expenses and a shift in sales mix to higher margin space and defense products.

Selling, general and administrative expenses (which include corporate expenses) increased to $159.6 million in fiscal 2006 compared with $137.4 million in fiscal 2005. Selling, general and administrative expenses include stock option expense of $5.4 million resulting from accounting for stock option expense under Financial Accounting Standards No. 123(R), “Share-Based Payment,” (Statement No. 123(R)). For information on our adoption of Statement No. 123(R), see Note 12 to the consolidated financial statements. In fiscal 2005, we recorded $2.8 million of stock option expense under the variable method of accounting. The increase in selling, general and administrative expenses primarily reflected incremental selling, general and administrative expenses from the Darchem, Wallop, FR Countermeasures and Palomar acquisitions. In addition, pension expense was $4.3 million and $3.0 million in fiscal 2006 and 2005, respectively. Pension expense in fiscal 2006 included a $1.2 million increase in the Leach pension obligation existing as of our acquisition of Leach in August 2004, which was identified during an audit of its pension plan. The increase in selling, general and administrative expense also reflected a $1.0 million charge as a result of a customer contract termination and higher commission expense from increased sales. As a percentage of sales, selling, general and administrative expenses were 16.4% and 16.5% in fiscal 2006 and 2005, respectively.

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

Sensors & Systems segment earnings were $29.3 million for fiscal 2006 compared with $34.5 million in fiscal 2005. The decrease in Sensors & Systems earnings from fiscal 2005 reflected manufacturing inefficiencies and incremental direct labor costs incurred to reduce delinquent shipments at our temperature and pressure sensors operations. Sensors & Systems earnings were also impacted by a $1.0 million charge as a result of a customer contract termination as well as a $4.6 million increase in research, development and engineering spending which was principally incurred by our Leach units. Sensors & Systems earnings also reflected the impact of a weaker U.S. dollar relative to the euro on U.S. dollar-denominated sales and euro-based operating expenses.

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

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows

Cash and cash equivalents at the end of fiscal 2007 totaled $147.1 million, an increase of $104.4 million from the prior year. Net working capital increased to $420.1 million at the end of fiscal 2007 from $267.7 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses.

Cash flows from operating activities were $121.7 million and $36.7 million in fiscal 2007 and 2006, respectively. The increase principally reflected higher net earnings, which included cash received from our insurance carrier. This increase was partially offset by an increased pension contribution to our U.S. pension plan maintained by Leach, non-U.S. pension plans maintained by CMC, and higher payments for income taxes.

Cash flows used by investing activities were $382.3 million and $153.0 million in fiscal 2007 and 2006, respectively. The increase in the use of cash for investing activities mainly reflected cash paid for acquisitions, partially offset by the proceeds from the sale of short-term investments in fiscal 2006.

Cash flows provided by financing activities were $361.9 million and $39.1 million in fiscal 2007 and 2006, respectively. Cash provided by financing activities in fiscal 2007 reflected the issuance of $175.0 million Senior Notes due 2017, a $100.0 million U.S. term loan, and the sale of $187.1 million of common stock, partially offset by the subsequent prepayment of the $100.0 million U.S. term loan in October 2007. In fiscal 2006 cash provided by financing activities reflected our $100.0 million borrowing under our term loan facility, the repayment of our $30.0 million 6.40% Senior Notes in accordance with the terms and the $40.0 million prepayment of our 6.77% Senior Notes in the first fiscal quarter of 2006.

Capital Expenditures

Net property, plant and equipment was $217.4 million at the end of fiscal 2007 compared with $170.4 million at the end of the prior year. Capital expenditures for fiscal 2007 were $30.5 million (excluding acquisitions) and included machinery and equipment and enhancements to information technology systems. Capital expenditures are anticipated to approximate $43 million for fiscal 2008. We will continue to support expansion through investments in infrastructure including machinery, equipment, buildings and information systems.

Debt Financing

Total debt increased $179.9 million from the prior year to $475.8 million at the end of fiscal 2007. Total debt outstanding, including the fair value of the interest rate swap at the end of fiscal 2007, consisted of $175.0 million of Senior Notes due in 2017, $175.3 million of Senior Subordinated Notes due in 2013, $112.6 million of the GBP Term Loan and $12.9 million in borrowings under our credit facility and various foreign currency debt agreements, including capital lease obligations. The Senior Notes are due March 1, 2017 and bear an interest rate of 6.625%. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary,” and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012 at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before March 1, 2010 the Company may redeem up to 35% of the principal amount at 106.625% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012 at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007 and declining annually to 100% of principal and accrued interest on or after March 1, 2015. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company’s foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary” under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 15, 2008, at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 11, 2003 and declining annually to 100% of principal and accrued interest on June 15, 2011. In September 2003, we entered into an interest rate swap agreement on $75.0 million of our Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding.

On November 15, 2005, $30.0 million of the 6.4% Senior Notes matured and was paid. Additionally, on November 15, 2005, we exercised our option under the terms of the Note Purchase Agreement, dated as of November 1, 1998, to prepay the outstanding principal amount of $40.0 million of the 6.77% Senior Notes due November 15, 2008. Under the terms of the Note Purchase Agreement, we paid an additional $2.0 million to the holders of the 6.77% Senior Notes as a prepayment penalty and wrote off debt issuance costs associated with the 6.77% Senior Notes. The payment of the prepayment penalty and the write off of the debt issuance costs were accounted for as a loss on extinguishment of debt in the first quarter of fiscal 2006.

On February 10, 2006, we borrowed U.K. £57.0 million, or approximately $100.0 million, under the term loan facility. We used the proceeds from the loan as working capital for our U.K. operations and to repay a portion of our outstanding borrowings under the revolving credit facility. The principal amount of the loan is payable quarterly commencing on March 31, 2007 through the termination date of November 14, 2010, according to a payment schedule by which 1.25% of the principal amount is paid in each quarter of 2007, 2.50% in each quarter of 2008, 5.00% in each quarter of 2009 and 16.25% in each quarter of 2010. The loan accrues interest at a variable rate based on the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin amount that ranges from 1.13% to 0.50% depending upon the Company’s leverage ratio. As of October 26, 2007, the interest rate on the term loan was 7.22%. We entered into an interest rate swap agreement on the full principal amount by which the variable interest rate was exchanged for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. At October 26, 2007, the fair value of the interest rate swap was a $2.1 million asset. The interest rate swap is accounted for as a cash flow hedge and the fair value is included in Other Comprehensive Income.

On March 14, 2007, we acquired CMC Electronics Inc. (CMC) for approximately $344.5 million in cash, including acquisition costs. The acquisition was financed in part with the proceeds of the $175 million Senior Notes due March 1, 2017. In addition, on March 13, 2007, we amended our credit agreement to increase the existing revolving credit facility to $200.0 million and to provide an additional $100.0 million U.S. term loan facility. On March 13, 2007, we borrowed $60.0 million under the revolving credit facility and $100.0 million under the U.S. term loan facility to pay a portion of the purchase price of the acquisition of CMC.

On October 12, 2007, we completed an underwritten public offering of 3.45 million shares of common stock, generating net proceeds of $187.1 million. Proceeds from the offering were used to pay off our $100.0 million U.S. term loan facility and pay down our revolving credit facility. We wrote off $1.1 million in debt issuance costs related to the $100.0 million term loan in fiscal 2007 as a result of its pay-off.

We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2008; however, we may periodically utilize our lines of credit for working capital requirements. In addition, we believe we have adequate access to capital markets to fund future acquisitions.

Pension and Other Post-Retirement Benefit Obligations

Our pension plans principally include a U.S. pension plan maintained by Esterline, U.S. and non-U.S. plans maintained by Leach, and non-U.S. plans maintained by CMC. Our principal post-retirement plans include non-U.S. plans maintained by CMC, which are non-contributory healthcare and life insurance plans.

We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2007 and 2006, operating cash flow included $9.7 million and $0.7 million, respectively, of cash funding to these pension plans. We expect pension funding requirements to be approximately $4.7 million in fiscal 2008 for the plans maintained by Leach and CMC, and we do not expect the U.S. Esterline pension plan to require any contributions in fiscal 2008. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe a 7.0 – 8.5% assumed long-term rate of return on plan assets is appropriate. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our pension obligation in 2007 and 2006:

	2007	2006
Principal assumptions as of fiscal year end:
Discount Rate	5.6 – 6.25%	5.75 – 6.0%
Rate of increase in future compensation levels	3.5 – 4.5%	4.5%
Assumed long-term rate of return on plan assets	7.0 – 8.5%	8.5%

We use a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $8.2 million or increased $8.0 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2007 pension expense from a hypothetical 25 basis point increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. We are not aware of any legislative or other initiatives or circumstances that will significantly impact our pension obligations in fiscal 2008.

We made the following assumptions with respect to our post-retirement obligation in 2007 and 2006:

	2007	2006
Principal assumptions as of fiscal year end:
Discount Rate	5.6% – 6.25%	6%
Initial weighted average health care trend rate	5% – 10%	10%
Ultimate weighted average health care trend rate	3.5% – 10%	10%

The assumed health care trend rate has a significant impact on our post-retirement benefit obligations. Our health care trend rate was based on the experience of our plan and expectations for the future. A 100 basis point increase in the health care trend rate would increase our post-retirement benefit obligation by $1.6 million. A 100 basis point decrease in the health care trend rate would decrease our post-retirement benefit obligation by $1.2 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2007 post-retirement benefit expense from a hypothetical 100 basis point increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Research and Development Expense

For the three years ended October 26, 2007, research and development expense has averaged 5.4% of sales. In fiscal 2005 and 2004, we began bidding and winning new aerospace programs which will result in increased company-funded research and development. These programs included the A400M primary power distribution assembly, TP400 engine sensors, 787 overhead panel control and 787 environmental control programs. We estimate that research and development expense in fiscal 2008 will be approximately 5.0% of sales for the full year.

Equity Offering

On November 24, 2004 we completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of $108.5 million. The funds provided additional financial resources for acquisitions and general corporate purposes. On October 12, 2007, we completed an underwritten public offering of 3.45 million shares of common stock, generating net proceeds of $187.1 million. Proceeds from the public offering were used to pay off our $100.0 million U.S. term loan facility and pay down our revolving credit facility of $27.0 million.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of fiscal year end.

In Thousands
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$ 467,168	$ 12,166	$ 85,500	$ 19,232	$ 350,270
Credit facilities	8,634	8,634	—	—	—
Operating lease obligations	75,102	14,641	25,003	18,674	16,784
Purchase obligations	190,403	178,323	11,344	736	—
Total contractual obligations	$ 741,307	$ 213,764	$ 121,847	$ 38,642	$ 367,054

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

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities. For our interest rate swap, the following tables present notional amounts and, as applicable, the interest rate by contractual maturity date at October 26, 2007 and October 27, 2006.

At October 26, 2007

Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate (1)	Average Receive Rate

2008	$—	7.75%	$—	*	7.75%
2009	—	7.75%	—	*	7.75%
2010	—	7.75%	—	*	7.75%
2011	—	7.75%	—	*	7.75%
2012	—	7.75%	—	*	7.75%
Thereafter	175,000	7.75%	75,000	*	7.75%

Total	$175,000		$75,000

Fair Value at 10/26/2007	$177,328		$252

(1)	The average pay rate is LIBOR plus 2.56%.

At October 26, 2007

Dollars In Thousands

	Long-Term Debt – Variable Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates (1)	Notional Amount	Average Pay Rate	Average Receive Rate (1)

2008	$10,239	*	$10,239	4.755%	*
2009	20,479	*	20,479	4.755%	*
2010	62,899	*	62,899	4.755%	*
2011	19,016	*	19,016	4.755%	*

Total	$112,633		$112,633

Fair Value at 10/26/2007	$112,633		$2,100

(1)    The average rate on the long-term debt and the average receive rate on the interest rate swap is the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin of 1.13% to 0.50% depending on the Company’s leverage ratio.

At October 27, 2006

Dollars In Thousands

	Long-Term Debt – Fixed Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate (1)	Average Receive Rate

2007	$—	7.75%	$—	*	7.75%
2008	—	7.75%	—	*	7.75%
2009	—	7.75%	—	*	7.75%
2010	—	7.75%	—	*	7.75%
2011	—	7.75%	—	*	7.75%
Thereafter	175,000	7.75%	75,000	*	7.75%

Total	$175,000		$75,000

Fair Value at 10/27/2006	$178,938		$(698)

(1)	The average pay rate is LIBOR plus 2.56%.

At October 27, 2006

Dollars In Thousands

	Long-Term Debt – Variable Rate		Interest Rate Swap
Maturing in:	Principal Amount	Average Rates (1)	Notional Amount	Average Pay Rate	Average Receive Rate (1)

2007	$4,054	*	$4,054	4.755%	*
2008	9,460	*	9,460	4.755%	*
2009	18,921	*	18,921	4.755%	*
2010	58,113	*	58,113	4.755%	*
2011	17,569	*	17,569	4.755%	*

Total	$108,117		$108,117

Fair Value at 10/27/2006	$108,117		$1,498

(1)	The average rate on the long-term debt and the average receive rate on the interest rate swap is the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin of 1.13% to 0.50% depending on the Company’s leverage ratio.

Currency Risks

To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. We own significant operations in Canada, France, Germany and the United Kingdom and, accordingly, we may experience gains or losses due to foreign exchange fluctuations. Between the acquisition of CMC on March 14, 2007 and our fiscal year-end on October 26, 2007, the foreign exchange rate for the U.S. dollar relative to the Canadian dollar decreased from 1.1756 to 0.9622 or 18.2%, and from October 26, 2007 to October 27, 2006, the foreign exchange rate for the dollar relative to the euro decreased to .695 from .785, or 11.5%, and the dollar relative to the U.K. pound decreased to .487 from .527, or 7.6%. Comparing October 27, 2006 to October 28, 2005, the foreign exchange rate for the dollar relative to the euro decreased to .785 from .829, or 5.3%, and the dollar relative to the U.K. pound decreased to .527 from .564, or 6.5%.

Our policy is to hedge a portion of our forecasted transactions using forward exchange contracts with maturities up to fifteen months. The Company does not enter into any forward contracts for trading purposes. At October 26, 2007 and October 27, 2006, the notional value of foreign currency forward contracts was $72.9 million and $67.0 million, respectively. The fair value of these contracts was a $2.9 million asset and a $0.6 million asset at October 26, 2007 and October 27, 2006, respectively. If the U.S. dollar increased or decreased in value against all hedged currencies by a hypothetical 10%, the effect on the fair value of the foreign currency contracts would not be material.

The following tables provide information about our derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 26, 2007 and October 27, 2006. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates.

Firmly Committed Sales Contracts

Operations with Foreign Functional Currency

At October 26, 2007

Principal Amount by Expected Maturity

In Thousands
	Canadian Dollar	Euro	U.K. Pound
	Firmly Committed Sales Contracts in United States Dollar	Firmly Committed Sales Contracts in United States Dollar	Firmly Committed Sales Contracts in United States Dollar

Fiscal Years

2008	$101,632	$56,704	$55,867
2009	15,082	7,553	5,838
2010	3,228	194	77
2011	18,420	—	54
2012	37,011	—	7
Total	$175,373	$64,451	$61,843

Derivative Contracts

Operations with Foreign Functional Currency

At October 26, 2007

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency) (1)

Dollars in Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2008	$32,780	1.349
2009	5,290	1.414
Total	$38,070

Fair Value at 10/26/2007	$2,210

[1]	The Company has no derivative contracts maturing after fiscal 2009.

Derivative Contracts

Operations with Foreign Functional Currency

At October 26, 2007

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency) (1)

Dollars in Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2008	$28,295	1.980
2009	6,555	2.011
Total	$34,850

Fair Value at 10/26/2007	$716

[1] The Company has no derivative contracts maturing after fiscal 2009.

Firmly Committed Sales Contracts

Operations with Foreign Functional Currency

At October 27, 2006

Principal Amount by Expected Maturity

In Thousands
	Euro	U.K. Pound

Fiscal Years	Firmly Committed Sales Contracts in United States Dollar	Firmly Committed Sales Contracts in United States Dollar

2007	$55,135	$16,998
2008	8,074	4,999
2009	109	1,369
2010	—	71
2011	—	63
Total	$63,318	$23,500

Derivative Contracts

Operations with Foreign Functional Currency

At October 27, 2006

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency)1

Dollars In Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for Euro

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2007	$31,800	1.265
2008	5,470	1.294
Total	$37,270

Fair Value at 10/27/2006	$297

[1]	The Company has no derivative contracts maturing after fiscal 2008.

Derivative Contracts

Operations with Foreign Functional Currency

At October 27, 2006

Notional Amount by Expected Maturity

Average Foreign Currency Exchange Rate (USD/Foreign Currency)1

Dollars In Thousands, Except for Average Contract Rate

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

	United States Dollar
Fiscal Years	Notional Amount	Avg. Contract Rate

2007	$26,675	1.841
2008	3,015	1.868
Total	$29,690

Fair Value at 10/27/2006	$311

[1]	The Company has no derivative contracts maturing after fiscal 2008.

As more fully described under Note 10 of the consolidated financial statements, on February 10, 2006, we borrowed U.K. £57.0 million, or approximately $100.0 million, under our term loan facility. We designated the U.K. £57.0 million loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of Other Comprehensive Income in shareholders’ equity. A 10% increase or decrease in the U.K. pound would increase or decrease Other Comprehensive Income by $7.1 million, net of tax. We also hold an interest rate swap agreement, which exchanged the variable interest rate for a fixed rate on the £57.0 million GBP Term Loan. At October 26, 2007, the fair value of the interest rate swap was a $2.1 million asset.

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

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We review cost performance and estimates to complete on our ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Claims are included in revenue only when they are probable of collection.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market. The determination of market requires judgment in estimating future demand, selling prices and cost of disposal. Judgment is required when determining inventory reserves. These reserves are provided when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage. Inventory reserves are released based upon adjustments to forecasted demand.

Goodwill and Intangible Assets in Business Combinations

We account for business combinations, goodwill and intangible assets in accordance with Financial Accounting Standards No. 141, “Business Combinations,” (Statement No. 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (Statement No. 142). Statement No. 141 specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

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

As we have grown through acquisitions, we have accumulated $656.9 million of goodwill and $57.6 million of indefinite-lived intangible assets out of total assets of $2,050.3 million at October 26, 2007. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed our impairment review for fiscal 2007 as of July 28, 2007, and our Step One analysis indicates that no impairment of goodwill or other indefinite-lived assets exists at any of our reporting units. We performed an impairment test of one of our indefinite-lived assets, a trade name used by our temperature and pressure sensors reporting unit, which has a book value of $6.4 million. We determined that the trade name was not impaired because the discounted cash flows (using a relief from royalty valuation method) of the trade name were greater than the carrying amount of the intangible asset. Our estimated discounted cash flows assume the successful renegotiation and price increase of a U.S. dollar-denominated long-term agreement, expiring in December 2007, the successful start-up of a low-cost country manufacturing operation in fiscal 2008 and 2009, and the successful development and commercialization of new high-margin products. In the event some or all of these initiatives are not successful, an amount up to $6.4 million could be written off.

Impairment of Long-lived Assets

We account for the impairment of long-lived assets to be held and used in accordance with Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (Statement No. 144). Statement No. 144 requires that a long-lived asset to be disposed of be reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows. As we have grown through acquisitions, we have accumulated $307.7 million of definite-lived intangible assets. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed an impairment test of an acquired program value of our temperature and pressure sensor reporting unit in the fourth quarter of fiscal 2007 and we determined that the acquired program value was not impaired because the estimated future cash flows of the program were greater than the carrying amount of the intangible asset. Our estimated future cash flows assume the successful renegotiation and price increase of a U.S. dollar-denominated long-term agreement, expiring in December 2007, the successful start up of a low-cost country manufacturing operation in fiscal 2008 and 2009, and the successful development and commercialization of new high-margin products. In the event some or all of these initiatives are not successful, an amount up to $3.6 million could be written off.

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

Pension and Other Post-Retirement Benefits

We account for employee pension and post-retirement benefit costs in accordance with the applicable statements issued by the Financial Accounting Standards Board. In accordance with these statements, we select appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other healthcare benefits in regard to our post-retirement benefit obligations. Our assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from our assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

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

Recent Accounting Pronouncements

On December 4, 2007, the Financial Accounting Standards Board issued Financial Accounting Standard No. 141(R), “Business Combinations,” (Statement No. 141(R)) and Statement No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51,” (Statement No. 160). These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. Statement No. 141(R) and Statement No. 160 are required to be adopted simultaneously and are effective for fiscal 2010.

The significant changes in the accounting for business combination transactions under Statement No. 141(R) include:

•	Recognition, with certain exceptions, of 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests of acquired businesses.

•

Measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date. With the effectiveness of Statement No. 141(R), the “agreement and announcement date” measurement principles in EITF Issue 99-12 will be nullified.

•	Recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

•

With the one exception described in the last sentence of this section, recognition of pre-acquisition gain and loss contingencies at their acquisition-date fair values. Subsequent accounting for pre-acquisition loss contingencies is based on the greater of acquisition-date fair value or the amount calculated pursuant to FASB Statement No. 5, “Accounting for Contingencies,” (Statement No. 5). Subsequent accounting for pre-acquisition gain contingencies is based on the lesser of acquisition-date fair value or the best estimate of the future settlement amount. Adjustments after the acquisition date are made only upon the receipt of new information on the possible outcome of the contingency, and changes to the measurement of pre-acquisition contingencies are recognized in ongoing results of operations. Absent new information, no adjustments to the acquisition-date fair value are made until the contingency is resolved. Pre-acquisition contingencies that are both (1) non-contractual and (2) as of the acquisition date are “not more likely than not” of materializing are not recognized in acquisition accounting and, instead, are accounted for based on the guidance in Statement No. 5, “Accounting for Contingencies.”

•

Capitalization of in-process research and development (IPR&D) assets acquired at acquisition date fair value. After acquisition, apply the indefinite-lived impairment model (lower of basis or fair value) through the development period to capitalized IPR&D without amortization. Charge development costs incurred after acquisition to results of operations. Upon completion of a successful development project, assign an estimated useful life to the amount then capitalized, amortize over that life, and consider the asset a definite-lived asset for impairment accounting purposes.

•	Recognition of acquisition-related transaction costs as expense when incurred.

•

Recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria in Statement No. 146 are met as of the acquisition date. With the effectiveness of Statement No. 141(R), the EITF Issue 95-3 concepts of “assessing, formulating, finalizing and committing/communicating” that currently pertain to recognition in purchase accounting of an acquisition-related restructuring plan will be nullified.

•

Recognition of changes in the acquirer’s income tax valuation allowance resulting from the business combination separately from the business combination as adjustments to income tax expense. Also, changes after the acquisition date in an acquired entity’s valuation allowance or tax uncertainty established at the acquisition date are accounted for as adjustments to income tax expense.

The Company is currently evaluating the impact of Statement No. 141(R) and Statement No. 160 on our financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 is effective for the Company’s year ending October 29, 2010, for all non-financial assets and liabilities. For those items that are recognized or disclosed at fair value in the financial statements, the effective date is October 30, 2009. The Company is currently evaluating the impact of Statement No. 157 on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition method and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for us beginning October 27, 2007. We have substantially completed the process of evaluating the effect of FIN 48 on our consolidated financial statements as of the beginning of the period of adoption, October 27, 2007. We estimate that the cumulative effect of applying this interpretation will be recorded as a $300,000 to $500,000 decrease to beginning retained earnings. In addition, in accordance with the provisions of FIN 48, we will reclassify an estimated $3.3 million of long-term deferred income tax liabilities to income taxes payable.

Market Price of Esterline Common Stock

In Dollars

For Fiscal Years	2007		2006
	High	Low	High	Low

Quarter
First	$41.84	$36.74	$42.36	$35.55
Second	43.07	38.15	46.12	38.70
Third	52.00	41.73	46.65	38.60
Fourth	59.20	45.10	42.49	30.97

Principal Market – New York Stock Exchange

At the end of fiscal 2007, there were approximately 478 holders of record of the Company’s common stock.

No cash dividends were paid during fiscal 2007 and 2006. We are restricted from paying dividends under our current credit facility, and so we do not anticipate paying any dividends in the foreseeable future.

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2007	2006	2005	2004	2003

Operating Results[1]
Net sales	$1,266,555	$972,275	$835,403	$613,610	$549,132
Cost of sales	876,030	671,419	573,453	418,590	376,931
Selling, general and administrative	209,460	159,624	137,426	118,746	105,301
Research, development and engineering	70,531	52,612	42,238	25,856	17,782
Other (income) expense	24	(490)	514	(509)	—
Insurance recovery	(37,467)	(4,890)	—	—	—
Loss (gain) on sale of product line	—	—	—	(3,434)	66
Loss (gain) on derivative financial instruments	—	—	—	—	(2,676)
Interest income	(3,381)	(2,642)	(4,057)	(1,964)	(868)
Interest expense	35,302	21,290	18,159	17,336	11,991
Loss on extinguishment of debt	1,100	2,156	—	—	—
Income from continuing operations before income taxes	114,956	73,196	67,670	38,989	40,605

Income tax expense	22,519	16,716	16,301	9,592	12,458
Income from continuing operations	92,284	55,615	51,034	29,375	28,147
Income (loss) from discontinued operations, net of tax	—	—	6,992	10,208	(5,312)
Net earnings	92,284	55,615	58,026	39,583	22,835

Earnings (loss) per share – diluted:
Continuing operations	$3.52	$2.15	$2.02	$1.37	$1.33
Discontinued operations	—	—	.27	.47	(.25)
Earnings per share – diluted	3.52	2.15	2.29	1.84	1.08

Selected Financial Data

In Thousands, Except Per Share Amounts

For Fiscal Years	2007	2006	2005	2004	2003

Financial Structure
Total assets	$2,050,306	$1,290,451	$1,115,248	$935,348	$802,827
Long-term debt, net	455,002	282,307	175,682	249,056	246,792
Shareholders’ equity	1,121,826	707,989	620,864	461,028	396,069

Weighted average shares outstanding – diluted	26,252	25,818	25,302	21,539	21,105

[1]  Operating results for 2005 through 2003 and balance sheet items for 2003 reflect the segregation of continuing operations from discontinued operations. See Note 3 to the Consolidated Financial Statements.

For Fiscal Years	2007	2006	2005	2004	2003

Other Selected Data[2]
EBITDA from continuing operations	$202,383	$135,828	$116,013	$83,114	$72,490
Capital expenditures	30,467	27,053	23,730	21,800	16,764
Interest expense	35,302	21,290	18,159	17,336	11,991

Depreciation and amortization from continuing operations	54,406	41,828	34,241	28,753	23,438

[2]	EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus depreciation and amortization (excluding amortization of debt issuance costs). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline’s operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

In Thousands

For Fiscal Years	2007	2006	2005	2004	2003

Operating earnings from continuing operations	$147,977	$94,000	$81,772	$54,361	$49,052
Depreciation and amortization from continuing operations	54,406	41,828	34,241	28,753	23,438
EBITDA from continuing operations	$202,383	$135,828	$116,013	$83,114	$72,490

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 26, 2007	2007	2006	2005

Net Sales	$1,266,555	$972,275	$835,403
Cost of Sales	876,030	671,419	573,453

	390,525	300,856	261,950
Expenses
Selling, general and administrative	209,460	159,624	137,426
Research, development and engineering	70,531	52,612	42,238

Total Expenses	279,991	212,236	179,664
Other
Other (income) expense	24	(490)	514
Insurance recovery	(37,467)	(4,890)	—

Total Other	(37,443)	(5,380)	514

Operating Earnings From Continuing Operations	147,977	94,000	81,772

Interest income	(3,381)	(2,642)	(4,057)
Interest expense	35,302	21,290	18,159
Loss on extinguishment of debt	1,100	2,156	—

Other Expense, Net	33,021	20,804	14,102

Income From Continuing Operations Before Income Taxes	114,956	73,196	67,670
Income Tax Expense	22,519	16,716	16,301

Income From Continuing Operations Before Minority Interest	92,437	56,480	51,369

Minority Interest	(153)	(865)	(335)

Income From Continuing Operations	92,284	55,615	51,034

Income From Discontinued Operations, Net of Tax	—	—	6,992

Net Earnings	$92,284	$55,615	$58,026

Consolidated Statement of Operations

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 26, 2007	2007	2006	2005

Earnings Per Share – Basic:
Continuing operations	$3.57	$2.19	$2.05
Discontinued operations	—	—	.28

Earnings Per Share – Basic	$3.57	$2.19	$2.33

Earnings Per Share – Diluted:
Continuing operations	$3.52	$2.15	$2.02
Discontinued operations	—	—	.27

Earnings Per Share – Diluted	$3.52	$2.15	$2.29

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

In Thousands, Except Share and Per Share Amounts

As of October 26, 2007 and October 27, 2006	2007	2006

Assets

Current Assets
Cash and cash equivalents	$147,069	$42,638
Cash in escrow	—	4,409
Accounts receivable, net of allowances of $5,378 and $4,338	262,087	191,737
Inventories	258,176	185,846
Income tax refundable	11,580	6,231
Deferred income tax benefits	37,830	27,932
Prepaid expenses	13,256	9,545
Total Current Assets	729,998	468,338

Property, Plant and Equipment
Land	23,986	16,903
Buildings	127,018	96,451
Machinery and equipment	267,784	226,037
	418,788	339,391
Accumulated depreciation	201,367	168,949
	217,421	170,442

Other Non-Current Assets
Goodwill	656,865	366,155
Intangibles, net	365,317	241,657
Debt issuance costs, net of accumulated amortization of $4,618 and $3,204	9,192	5,297
Deferred income tax benefits	43,670	14,790
Other assets	27,843	23,772
Total Assets	$2,050,306	$1,290,451

See Notes to Consolidated Financial Statements.

As of October 26, 2007 and October 27, 2006	2007	2006

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$90,257	$62,693
Accrued liabilities	187,596	121,419
Credit facilities	8,634	8,075
Current maturities of long-term debt	12,166	5,538
Federal and foreign income taxes	11,247	2,874
Total Current Liabilities	309,900	200,599

Long-Term Liabilities
Long-term debt, net of current maturities	455,002	282,307
Deferred income taxes	123,758	72,349
Pension and post-retirement obligations	36,852	23,629

Commitments and Contingencies	—	—

Minority Interest	2,968	3,578

Shareholders’ Equity
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 29,364,269 and 25,489,651 shares	5,873	5,098
Additional paid-in capital	475,816	270,074
Retained earnings	493,269	400,985
Accumulated other comprehensive income	146,868	31,832
Total Shareholders’ Equity	1,121,826	707,989
Total Liabilities and Shareholders’ Equity	$2,050,306	$1,290,451

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

In Thousands

For Each of the Three Fiscal Years in the Period Ended October 26, 2007	2007	2006	2005

Cash Flows Provided (Used) by Operating Activities
Net earnings	$92,284	$55,615	$58,026
Minority interest	153	865	335
Depreciation and amortization	55,820	42,833	35,308
Deferred income tax	(15,432)	(1,623)	(4,501)
Share-based compensation	6,902	5,430	2,799
Gain on sale of discontinued operations	—	—	(9,456)
Gain on sale of building	—	—	59
Gain on sale of short-term investments	—	(610)	(1,397)
Working capital changes, net of effect of acquisitions
Accounts receivable	(8,021)	(16,511)	(17,645)
Inventories	(12,072)	(39,241)	(11,636)
Prepaid expenses	(929)	(1,305)	1,702
Other current assets	—	—	435
Accounts payable	7,520	8,106	4,166
Accrued liabilities	(3,434)	(646)	19,916
Federal and foreign income taxes	4,713	(12,530)	5,169
Other liabilities	(3,874)	(1,677)	(6,414)
Other, net	(1,906)	(2,030)	(454)

	121,724	36,676	76,412

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(30,467)	(27,053)	(23,776)
Proceeds from sale of discontinued operations	—	—	21,421
Proceeds from sale of building	—	—	2,319
Escrow deposit	—	—	(4,207)
Proceeds from sale of capital assets	3,075	1,156	2,312
Purchase of short-term investments	—	—	(173,273)
Proceeds from sale of short-term investments	—	63,266	112,014
Acquisitions of businesses, net of cash acquired	(354,948)	(190,344)	(28,261)

	(382,340)	(152,975)	(91,451)

For Each of the Three Fiscal Years in the Period Ended October 26, 2007	2007	2006	2005

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	9,742	4,038	3,519
Excess tax benefits from stock option exercise	2,728	545	1,208
Proceeds provided by sale of common stock	187,145	—	108,490
Net change in credit facilities	144	5,905	(4,829)
Repayment of long-term debt	(105,673)	(71,372)	(3,302)
Proceeds from issuance of long-term debt	275,000	100,000	—
Dividends paid to minority interest	(763)	—	—
Debt and other issuance costs	(6,409)	—	—

	361,914	39,116	105,086

Effect of foreign exchange rates on cash	3,133	1,517	(1,222)

Net increase (decrease) in cash and cash equivalents	104,431	(75,666)	88,825
Cash and cash equivalents – beginning of year	42,638	118,304	29,479

Cash and cash equivalents – end of year	$147,069	$42,638	$118,304

Supplemental Cash Flow Information
Cash paid for interest	$32,091	$21,548	$16,610
Cash paid for taxes	28,140	23,710	14,193

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders’

Equity and Comprehensive Income

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years
in the Period Ended October 26, 2007	2007	2006	2005

Common Stock, Par Value $.20 Per Share
Beginning of year	$5,098	$5,064	$4,264
Shares issued under stock option plans	85	34	64
Shares issued under equity offering	690	—	736

End of year	5,873	5,098	5,064

Additional Paid-in Capital
Beginning of year	270,074	260,095	144,879
Shares issued under stock option plans	12,385	4,549	4,663
Shares issued under equity offering	186,455	—	107,754
Share-based compensation expense	6,902	5,430	2,799

End of year	475,816	270,074	260,095

Retained Earnings
Beginning of year	400,985	345,370	287,344
Net earnings	92,284	55,615	58,026

End of year	493,269	400,985	345,370

Accumulated Other Comprehensive Gain
Beginning of year	31,832	10,335	24,541
Adjustment for adoption of FAS 158, net of tax expense of $334	1,172	—	—
Change in fair value of derivative financial instruments, net of tax expense of $860, $574, and $26	1,501	2,089	43
Adjustment for minimum pension liability, net of tax (expense) benefit of $(461), $1,362 and $61	938	(2,346)	(75)
Foreign currency translation adjustment	111,425	21,754	(14,174)

End of year	146,868	31,832	10,335

Total Shareholders’ Equity	$1,121,826	$707,989	$620,864

Consolidated Statement of Shareholders’

Equity and Comprehensive Income

In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years
in the Period Ended October 26, 2007	2007	2006	2005

Comprehensive Income
Net earnings	$92,284	$55,615	$58,026
Change in fair value of derivative financial instruments, net of tax	1,501	2,089	43
Adjustment for minimum pension liability, net of tax	938	(2,346)	(75)
Foreign currency translation adjustment	111,425	21,754	(14,174)

Comprehensive Income	$206,148	$77,112	$43,820

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

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Types of milestones include design review and prototype completion. The Company reviews cost performance and estimates to complete on its ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. Amounts representing contract change orders are included in revenue only when they can be reliably estimated and realization is probable, and are determined on a percentage-of-completion basis measured by the cost-to-cost method. Claims are included in revenue only when they are probable of collection.

Research and Development

Expenditures for internally-funded research and development are expensed as incurred. Customer-funded research and development projects performed under contracts are accounted for as work in process as work is performed and recognized as cost of sales and sales when contract milestones are achieved. Research and development expenditures are net of government assistance and tax subsidies, which are not contingent upon paying income tax.

Financial Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company’s long-term debt and short-term borrowings was estimated at $469.5 million and $300.6 million at fiscal year end 2007 and 2006, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management

The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. The Company’s policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to fifteen months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 26, 2007. At October 26, 2007 and October 27, 2006, the notional value of foreign currency forward contracts accounted for as a cash flow hedge was $54.2 million and $52.8 million, respectively. The fair value of these contracts was a $2.6 million asset and a $0.8 million asset at October 26, 2007 and October 27, 2006, respectively. The Company does not enter into any forward contracts for trading purposes.

In February 2006, the Company entered into a term loan for U.K. £57.0 million. The Company designated the term loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of other comprehensive income in shareholders’ equity. The amount of foreign currency translation loss included in Other Comprehensive Income was $5.6 million and $5.1 million net of taxes at October 26, 2007 and October 27, 2006, respectively. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness in 2007.

Interest Rate Risk Management

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement. In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The fair market value of the Company’s interest rate swap was an asset of $0.3 million and a liability of $0.7 million at October 26, 2007 and October 27, 2006, respectively.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the variable interest rates on notes payable to fixed interest rates. These swap agreements are accounted for as cash flow hedges and the fair market value of the hedge instrument is included in Other Comprehensive Income. In February 2006, the Company entered into an interest rate swap agreement on the full principal amount of its U.K. £57.0 million term loan facility. The swap agreement exchanged the variable interest rate for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. The fair value of the interest rate swap was an asset of $2.1 million and $1.5 million at October 26, 2007 and October 27, 2006, respectively.

The fair market value of the interest rate swaps was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year-end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders’ equity as a component of comprehensive income. Accumulated foreign currency translation adjustment was $155.7 million, $38.5 million and $16.7 million as of the fiscal years ended October 26, 2007, October 27, 2006 and October 28, 2005, respectively. Foreign currency transaction gains and losses are included in results of operations. These transactions resulted in a $6.1 million and $0.5 million loss in fiscal 2007 and 2006, respectively, and a $1.2 million gain in fiscal 2005.

Cash Equivalents and Cash in Escrow

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash in escrow represents amounts held in escrow pending finalization of a purchase transaction. Cash equivalents include $10.0 million in cash under a letter of credit facility at October 26, 2007 and October 27, 2006.

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

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead. The Company defers pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that include contractual guarantees for reimbursement from the customer. Inventory reserves are provided when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage. Inventory reserves are released based upon adjustments to forecasted demand.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings, and 3 to 10 years for machinery and equipment. Depreciation expense was $34,273,000, $26,757,000 and $23,578,000 for fiscal years 2007, 2006 and 2005, respectively. The fair value of liabilities related to the retirement of property is recorded when there is a legal or contractual obligation to incur asset retirement costs and the costs can be estimated. The Company records the asset retirement cost by increasing the carrying cost of the underlying property by the amount of the asset retirement obligation. The asset retirement cost is depreciated over the estimated useful life of the underlying property.

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

Pension Plan and Post-Retirement Benefit Plan Obligations

The Company accounts for the obligations of its employee pension benefit costs and post-retirement benefits in accordance with the applicable statements issued by the Financial Accounting Standards Board. In accordance with these statements, management selects appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other healthcare benefits in regard to the Company’s post-retirement benefit obligations. These assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Share-Based Compensation

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

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value method for fiscal year ended in 2005:

In Thousands, Except Per Share Amounts

2005

Net earnings as reported	$58,026
Share-based compensation cost, net of income tax included in net earnings as reported	1,862
Share-based compensation cost, net of income tax under the fair value method of accounting	(2,504)

Pro forma net earnings	$57,384

Basic earnings per share as reported	$2.33
Pro forma basic earnings per share	2.30

Diluted earnings per share as reported	$2.29
Pro forma diluted earnings per share	2.26

Product Warranties

Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. Common shares issuable from stock options that are excluded from the calculation of diluted earnings per share because they were anti-dilutive were 96,048, 356,349 and 347,400 for fiscal 2007, 2006 and 2005, respectively. The weighted average number of shares outstanding used to compute basic earnings per share was 25,824,000, 25,413,000 and 24,927,000 for fiscal years 2007, 2006 and 2005, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 26,252,000, 25,818,000 and 25,302,000 for fiscal years 2007, 2006 and 2005, respectively.

Recent Accounting Pronouncements

On December 4, 2007, the Financial Accounting Standards Board issued Financial Accounting Standard No. 141(R), “Business Combinations,” (Statement No. 141(R)) and Statement No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51,” (Statement No. 160). These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling

(minority) interests in consolidated financial statements. Statement No. 141(R) and Statement No. 160 are required to be adopted simultaneously and are effective for fiscal 2010.

The significant changes in the accounting for business combination transactions under Statement No. 141(R) include:

•	Recognition, with certain exceptions, of 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests of acquired businesses.

•

Measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date. With the effectiveness of Statement No. 141(R), the “agreement and announcement date” measurement principles in EITF Issue 99-12 will be nullified.

•	Recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

•

With the one exception described in the last sentence of this section, recognition of pre-acquisition gain and loss contingencies at their acquisition-date fair values. Subsequent accounting for pre-acquisition loss contingencies is based on the greater of acquisition-date fair value or the amount calculated pursuant to FASB Statement No. 5, “Accounting for Contingencies,” (Statement No. 5). Subsequent accounting for pre-acquisition gain contingencies is based on the lesser of acquisition-date fair value or the best estimate of the future settlement amount. Adjustments after the acquisition date are made only upon the receipt of new information on the possible outcome of the contingency, and changes to the measurement of pre-acquisition contingencies are recognized in ongoing results of operations. Absent new information, no adjustments to the acquisition-date fair value are made until the contingency is resolved. Pre-acquisition contingencies that are both (1) non-contractual and (2) as of the acquisition date are “not more likely than not” of materializing are not recognized in acquisition accounting and, instead, are accounted for based on the guidance in Statement No. 5, “Accounting for Contingencies.”

•

Capitalization of in-process research and development (IPR&D) assets acquired at acquisition date fair value. After acquisition, apply the indefinite-lived impairment model (lower of basis or fair value) through the development period to capitalized IPR&D without amortization. Charge development costs incurred after acquisition to results of operations. Upon completion of a successful development project, assign an estimated useful life to the amount then capitalized, amortize over that life, and consider the asset a definite-lived asset for impairment accounting purposes.

•	Recognition of acquisition-related transaction costs as expense when incurred.

•

Recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria in Statement No. 146 are met as of the acquisition date. With the effectiveness of Statement No. 141(R), the EITF Issue 95-3 concepts of

“assessing, formulating, finalizing and committing/communicating” that currently pertain to recognition in purchase accounting of an acquisition-related restructuring plan will be nullified.

•

Recognition of changes in the acquirer’s income tax valuation allowance resulting from the business combination separately from the business combination as adjustments to income tax expense. Also, changes after the acquisition date in an acquired entity’s valuation allowance or tax uncertainty established at the acquisition date are accounted for as adjustments to income tax expense.

The Company is currently evaluating the impact of Statement No. 141(R) and Statement No. 160 on the Company’s financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 is effective for the Company’s year ending October 29, 2010, for all non-financial assets and liabilities. For those items that are recognized or disclosed at fair value in the financial statements, the effective date is October 30, 2009. The Company is currently evaluating the impact of Statement No. 157 on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition method and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company beginning October 27, 2007. The Company has substantially completed the process of evaluating the effect of FIN 48 on its consolidated financial statements as of the beginning of the period of adoption, October 27, 2007. The Company estimates that the cumulative effect of applying this interpretation will be recorded as a $300,000 to $500,000 decrease to beginning retained earnings. In addition, in accordance with the provisions of FIN 48, the Company will reclassify an estimated $3.3 million of long-term deferred income tax liabilities to income taxes payable.

NOTE 2: Recovery of Insurance Claims

On June 26, 2006, an explosion occurred at the Company’s Wallop facility, which resulted in one fatality and several minor injuries. The incident destroyed an oven complex for the production of advanced flares and significantly damaged a portion of the facility. Although the facility is expected to be closed for more than two years due to the requirement of the Health Safety Executive (HSE) to review the cause of the accident, normal operations are continuing at unaffected portions of the facility. The HSE investigation will not be completed until the Coroner’s Inquest is filed possibly in 2008. Although it is not possible to determine the results of the HSE investigation or how the Coroner will rule, management does not expect to be found in breach of the Health & Safety Act related to the accident and, accordingly, no amounts have been recorded for any potential fines that may be assessed by the HSE. The HSE will also review and approve the plans and construction of the new flare facility.

The operation is insured under a property, casualty and business interruption insurance policy and in June 2007, the Company settled its insurance claim for £24.0 million, including payments already received. In fiscal 2007, insurance recoveries totaled $37.5 million, net of the write-off of the damaged facility. The Company recorded business interruption insurance recoveries of $4.9 million for losses incurred in fiscal 2006.

NOTE 3: Discontinued Operations

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

Sales of the discontinued operations were $4.4 million in fiscal year 2005. The operating results of the discontinued segment for fiscal year 2005 consisted of the following:

In Thousands

2005

Loss before taxes	$(52)
Tax benefit	(13)

Net loss	(39)
Gain on disposal, net of tax expense of $2,435	7,031

Income from discontinued operations	$6,992

NOTE 4: Inventories

Inventories, net of reserves, at the end of fiscal 2007 and 2006 consisted of the following:

In Thousands	2007	2006

Raw materials and purchased parts	$111,998	$89,480
Work in process	83,870	61,556
Inventory costs under long-term contracts	15,233	4,777
Finished goods	47,075	30,033
	$258,176	$185,846

Inventory Reserve Rollforward:

In Thousands	2007	2006

Beginning balance	$18,175	$13,222
Reserves related to acquisitions	9,983	370
Accruals	5,601	6,868
Write-offs	(4,192)	(2,344)
Release of reserves	(636)	(238)
Currency translation adjustment	2,957	297
	$31,888	$18,175

NOTE 5: Goodwill

The following table summarizes the changes in goodwill by segment for fiscal 2007 and 2006:

In Thousands

	Avionics & Controls	Sensors & Systems	Advanced Materials	Total

Balance, October 28, 2005	$97,124	$80,578	$83,465	$261,167
Goodwill from acquisitions	3,519	—	89,854	93,373
Goodwill adjustments	143	176	—	319
Foreign currency translation adjustment	1,238	3,207	6,851	11,296

Balance, October 27, 2006	$102,024	$83,961	$180,170	$366,155
Goodwill from acquisitions	209,982	—	11,965	221,947
Goodwill adjustments	12	6,848	(678)	6,182
Foreign currency translation adjustment	49,227	5,286	8,068	62,581
Balance, October 26, 2007	$361,245	$96,095	$199,525	$656,865

NOTE 6: Intangible Assets

Intangible assets at the end of fiscal 2007 and 2006 were as follows:

In Thousands

		2007		2006
	Weighted Average Years Useful Life	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.

Amortized Intangible Assets
Programs	17	$317,940	$50,205	$204,817	$31,932
Core technology	16	8,988	2,472	8,981	2,728
Patents and other	14	60,391	26,955	56,467	23,280
Total		$387,319	$79,632	$270,265	$57,940

Indefinite-lived Intangible Assets
Trademark		$57,630		$29,332

Amortization of intangible assets was $20,133,000, $14,899,000 and $10,690,000 in fiscal years 2007, 2006 and 2005, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands

Fiscal Year

2008	$22,377
2009	21,718
2010	21,696
2011	21,320
2012	21,152

NOTE 7: Accrued Liabilities

Accrued liabilities at the end of fiscal 2007 and 2006 consisted of the following:

In Thousands	2007	2006

Payroll and other compensation	$77,523	$56,463
Commissions	3,177	1,674
Casualty and medical	12,573	12,058
Interest	7,496	5,698
Warranties	18,206	7,952
State and other tax accruals	27,734	16,055
Acquisition-related payments	—	4,394
Customer deposits	12,687	5,139
Deferred revenue	1,723	422
Contract reserves	7,797	1,134
Other	18,680	10,430

	$187,596	$121,419

Accrued liabilities are recorded to reflect the Company’s contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

In Thousands	2007	2006

Balance, beginning of year	$7,952	$8,811
Warranty costs incurred	(3,378)	(2,155)
Product warranty accrual	5,790	2,662
Acquisitions	7,402	—
Release of reserves	(1,560)	(1,546)
Foreign currency translation adjustment	2,000	180

Balance, end of year	$18,206	$7,952

NOTE 8: Retirement Benefits

Approximately 45% of U.S. employees have a defined benefit earned under the Esterline pension plan or the Leach pension plan. The Leach pension plan was frozen as of December 31, 2003.

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

Under the Leach pension plan, benefits are based on an employee’s years of service and the highest five consecutive years’ compensation during the last ten years of employment. Leach’s non-U.S. subsidiaries have retirement plans covering substantially all of its employees. Benefits become vested after ten years of employment and are due in full upon retirement, disability or death of the employee. Leach also has a supplemental retirement plan which provides supplemental pension benefits to former key management in addition to amounts received under the Company’s existing retirement plan.

CMC sponsors defined benefit pension plans and other retirement benefit plans for its non-U.S. employees. Pension benefits are based upon years of service and final average salary. Other retirement benefit plans are non-contributory healthcare and life insurance plans.

In October 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statement Nos. 87, 88, 106 and 123(R).” Statement No. 158 requires an entity to:

•	Recognize in its statements of financial position an asset for a defined benefit post-retirement plan’s overfunded status or a liability for a plan’s underfunded status.

•	Measure a defined benefit post-retirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year.

•	Recognize changes in the funded status of a defined benefit post-retirement plan in comprehensive income in the year in which the changes occur.

Statement No. 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The Company adopted the recognition and disclosure provisions of Statement No. 158 effective at the end of its 2007 fiscal year.

The following table presents the balance sheet balances at October 26, 2007 prior to the initial adoption of Statement No. 158, the amount of the adjustment and the balances after the adoption of Statement No. 158.

In Thousands

	Before Application of FAS No. 158	Adjustments	After Application of FAS No. 158

Deferred income taxes	$8,204	$(334)	$7,870
Intangible assets	39	(39)	—
Liabilities	(26,994)	1,545	(25,449)
Accumulated other comprehensive loss (gain)	775	(1,172)	(397)

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company’s funding policy is consistent with the minimum funding requirements of ERISA. The Esterline plan will require no contributions in fiscal 2008. Effective December 2003, the Leach plan was frozen and employees no longer accrue benefits for future services. The accumulated benefit obligation and projected benefit obligation for the Leach plans are $45,125,000 and $45,743,000, respectively, with plan assets of $30,780,000 as of October 26, 2007. The funded status liabilities for these Leach plans are $14,963,000 at October 26, 2007. Contributions to the Leach plans totaled $5,023,000 and $735,000 in fiscal years 2007 and 2006, respectively. Contributions of $1,265,000 will be made in fiscal 2008. The accumulated benefit obligation and projected benefit obligation for the CMC plans are $108,389,000 and $110,821,000, respectively, with plan assets of $107,763,000 as of October 26, 2007. The funded status liabilities for these CMC plans are $3,058,000 at October 26, 2007. Contributions to the CMC plans totaled $4,664,000 in fiscal 2007. Contributions of $3,465,000 will be made in fiscal 2008.

	Defined Benefit Pension Plans		Post-Retirement Benefit Plans
	2007	2006	2007	2006

Principal assumptions as of fiscal year end:
Discount Rate	5.6 – 6.25%	5.75 – 6.0%	5.6 – 6.25%	6.0%
Rate of increase in future compensation levels	3.5 – 4.5%	4.5%	—	—
Assumed long-term rate of return on plan assets	7.0 – 8.5%	8.5%	—	—
Initial weighted average health care trend rate	—	—	5.0 – 10.0%	10.0%
Ultimate weighted average health care trend rate	—	—	3.5 – 10.0%	10.0%

The Company uses a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $8.2 million or increased $8.0 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2007 pension expense from a hypothetical 25 basis point increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. Management is not aware of any legislative or other initiatives or circumstances that will significantly impact the Company’s pension obligations in fiscal 2008.

The assumed health care trend rate has a significant impact on the Company’s post-retirement benefit obligations. The Company’s health care trend rate was based on the experience of its plan and expectations for the future. A 100 basis point increase in the health care trend rate would increase the post-retirement benefit obligation by $1.6 million. A 100 basis point decrease in the health care trend rate would decrease the post-retirement benefit obligation by $1.2 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2007 post-retirement benefit expense from a hypothetical 100 basis point increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

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

		Actual
	Target	2007	2006
Plan assets allocation as of fiscal year end:
Equity securities	55 – 75%	64.0%	67.0%
Debt securities	25 – 45%	36.0%	31.7%
Cash	0%	0.0%	1.3%
Total		100.0%	100.0%

Net periodic pension cost for the Company’s defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands

	Defined Benefit Pension Plans			Post-Retirement Benefit Plans
	2007	2006	2005	2007	2006	2005

Components of Net Periodic Cost
Service cost	$5,474	$4,021	$3,537	$205	$7	$7
Interest cost	14,470	10,304	10,055	430	34	34
Expected return on plan assets	(18,283)	(12,756)	(11,851)	—	—	—
Amortization of prior service cost	18	18	18	—	—	—
Amortization of actuarial loss	252	1,569	1,260	—	—	—
One-time charge benefit adjustment	—	1,188	—	1,655	—	—
Net periodic cost	$1,931	$4,344	$3,019	$2,290	$41	$41

The funded status of the defined benefit pension and post-retirement plans at the end of fiscal 2007 and 2006 were as follows:

In Thousands

	Defined Benefit Pension Plans		Post-Retirement Benefit Plans
	2007	2006	2007	2006

Benefit Obligation
Beginning balance	$188,588	$190,329	$656	$643
Currency translation adjustment	940	376	—	—
Service cost	5,474	4,021	205	7
Interest cost	14,469	10,304	430	34
One-time charge benefit adjustment	—	1,188	1,655	—
Plan participants contributions	31	—	—	—
Actuarial loss	(10,917)	(7,318)	(1,278)	—
Acquisitions	116,455	—	12,695	—
Benefits paid	(13,939)	(10,312)	(499)	(28)

Ending balance	$301,101	$188,588	$13,864	$656

Plan Assets – Fair Value
Beginning balance	$168,066	$155,464	$—	$—
Currency translation adjustment	182	56	—	—
Realized and unrealized gain on plan assets	17,592	21,149	—	—
Unrecognized gain	—	157	—	—
Acquisitions	107,454	—	—	—
Plan participants contributions	31	—
Company contributions	10,413	1,552	480	28
Expenses paid	(283)	—	—	—
Benefits paid	(13,939)	(10,312)	(480)	(28)

Ending balance	$289,516	$168,066	$—	$—

Funded Status
Fair value of plan assets	$289,516	$—	$—	$—
Benefit obligations	(301,101)	—	(13,864)	—
Funded status – plan assets relative to benefit obligation	—	(20,522)	—	(656)
Unrecognized net actuarial loss	—	13,753	—	—
Unrecognized prior service cost	—	(50)	—	—
Unrecognized net loss	—	5	—	—

Net amount recognized	$(11,585)	$(6,814)	$(13,864)	$(656)

In Thousands

	Defined Benefit Pension Plans		Post-Retirement Benefit Plans
	2007	2006	2007	2006
Amount Recognized in the Consolidated Balance Sheet
Non-current asset	$13,903	$—	$—	$—
Current liability	(511)	—	(1,989)	—
Non-current liability	(24,977)	—	(11,875)	—
Prepaid benefit cost	—	14,801	—	—
Accrued benefit liability	—	(21,615)	—	(656)
Additional minimum liability	—	(5,254)	—	—
Intangible assets	—	73	—	—
Accumulated other comprehensive income	—	5,181	—	—
Net amount recognized	$(11,585)	$(6,814)	$(13,864)	$(656)

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial loss (gain)	$3,717	$—	$(1,285)	$—
Prior service cost	57	—	—	—
Ending balance	$3,774	$—	$(1,285)	$—

The accumulated benefit obligation for all pension plans was $292,492,000 at October 26, 2007 and $182,214,223 at October 27, 2006.

Estimated future benefit payments expected to be paid from the plan or from the Company’s assets are as follows:

In Thousands

Fiscal Year

2008	$16,390
2009	20,928
2010	22,218
2011	23,662
2012	25,208
2013-2017	103,011

Employees may participate in certain defined contribution plans. The Company’s contribution expense under these plans totaled $10,323,000, $8,107,000 and $7,133,000 in fiscal 2007, 2006 and 2005, respectively.

NOTE 9: Income Taxes

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands	2007	2006	2005
Current
U.S. Federal	$18,533	$16,746	$13,726
State	2,538	(2,790)	2,657
Foreign	16,880	4,383	4,419

	37,951	18,339	20,802
Deferred
U.S. Federal	(50)	(82)	(1,656)
State	(179)	259	(1,104)
Foreign	(15,203)	(1,800)	(1,741)

	(15,432)	(1,623)	(4,501)

Income tax expense	$22,519	$16,716	$16,301

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:
In Thousands	2007	2006	2005
U.S.	$69,549	$48,489	$40,162
Foreign	45,407	24,707	27,508

Income from continuing operations, before income taxes	$114,956	$73,196	$67,670

Primary components of the Company’s deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:
In Thousands		2007	2006

Reserves and liabilities		$26,238	$17,971
NOL carryforwards (net of valuation allowances of $6.2 million at fiscal year end 2007)		614	8,984
Tax credit carryforwards		29,548	1,850
Employee benefits		12,777	5,113
Non-qualified stock options		4,358	3,201
Hedging activities		6,239	3,028
Other		1,726	2,575

Total deferred tax assets		81,500	42,722

Depreciation and amortization		(17,251)	(14,462)
Intangibles and amortization		(92,837)	(56,098)
Deferred costs		(11,991)	—
Other		(1,679)	(1,789)

Total deferred tax liabilities		(123,758)	(72,349)

Net deferred tax liabilities		$(42,258)	$(29,627)

In connection with the Leach acquisition in fiscal 2004, the Company assumed a U.S. net operating loss (NOL) of $38.6 million which can be carried forward to subsequent years, subject to limitations under Internal Revenue Code Section 382. As a result of an IRS examination of Leach’s pre-acquisition U.S. federal income tax returns, the amount of NOLs available to carry forward were reduced by $16.6 million ($5.8 million tax effected) and the remaining balance has been fully utilized as of the end of fiscal 2007. Further, as a result of an IRS examination of Leach’s pre-acquisition U.S. federal income tax returns, the Company recorded an additional $1.2 million of current tax payable. In accordance with ETIF 97-3, both the $5.8 million reduction of Leach’s pre-acquisition NOLs and the increase in the current tax payable were recorded to purchased goodwill.

In connection with the acquisition of CMC, the Company assumed a U.S. NOL of $18.6 million associated with CMC’s U.S. subsidiary. While this NOL can be carried forward to subsequent years, subject to limitation under Internal Revenue Code Section 382, as part of the purchase accounting a full valuation offsetting this NOL has been established. A full valuation has been established because by virtue of being owned by CMC, this U.S. subsidiary is not included in the Company’s consolidated U.S. federal income tax return. The NOL expires beginning in 2018.

During fiscal 2007, the Company recognized a $2.8 million tax benefit as a result of the enactment of tax laws reducing U.K., Canadian, and German statutory corporate income tax rates.

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

Management believes that it is more likely than not that the Company will realize the current and long-term deferred tax assets as a result of future taxable income. Significant factors management considered in determining the probability of the realization of the deferred tax assets include the reversal of deferred tax liabilities, our historical operating results and expected future earnings. Accordingly, no valuation allowance has been recorded on the deferred tax assets.

The U.S. federal income returns for fiscal years ended 2003, 2004, 2005 and 2006 remain open for examination and presently, fiscal years ended 2003, 2004 and 2005 are currently under examination. Additionally, various state and foreign income tax returns are open to examination and presently several foreign income tax returns are under examination. Such examinations could result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.

The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $2.7 million, $0.5 million and $1.2 million in fiscal 2007, 2006 and 2005, respectively.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2007	2006	2005

U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.3	1.3	1.5
Foreign taxes	(9.6)	(8.6)	(6.6)
Export sales benefit	(0.1)	(0.7)	(1.2)
Pass-through entities	—	0.4	0.9
Domestic manufacturing deduction	(0.4)	(0.7)	—
Foreign tax credits	—	—	—
Research & development credits	(7.6)	(0.5)	(3.8)
Tax accrual adjustment	1.4	(4.0)	(2.5)
Valuation allowance	0.4	—	—
Change in foreign tax rates	(2.5)	—	—
Other, net	1.7	0.6	0.8

Effective income tax rate	19.6%	22.8%	24.1%

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

NOTE 10: Debt

Long-term debt at the end of fiscal 2007 and 2006 consisted of the following:

In Thousands	2007	2006

GBP Term Loan, due November 2010	$112,633	$108,117
7.75% Senior Subordinated Notes, due June 2013	175,000	175,000
6.625% Senior Notes, due March 2017	175,000	—
Other	4,283	5,426

	466,916	288,543

Fair value of interest rate swap agreement	252	(698)
Less current maturities	12,166	5,538

Carrying amount of long-term debt	$455,002	$282,307

In June 2003, the Company sold $175.0 million of 7.75% Senior Subordinated Notes due in 2013 and requiring semi-annual interest payments in December and June of each year until maturity. The net proceeds from this offering were used to acquire the Weston Group from The Roxboro Group PLC for U.K. £55.0 million (approximately $94.6 million based on the closing exchange rate and including acquisition costs) and for general corporate purposes, including the repayment of debt and possible future acquisitions. The Senior Subordinated Notes are general unsecured obligations of the Company and are subordinated to all existing and future senior debt of the Company. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future senior debt and other liabilities (including trade payables) of the Company’s foreign subsidiaries. The Senior Subordinated Notes are guaranteed, jointly and severally, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary” under the indenture covering the Senior Subordinated Notes. The Senior Subordinated Notes are subject to redemption at the option of the Company, in whole or in part, on or after June 15, 2008 at redemption prices starting at 103.875% of the principal amount plus accrued interest during the period beginning June 11, 2003 and declining annually to 100% of principal and accrued interest on June 15, 2011.

In September 2003, the Company entered into an interest rate swap agreement on $75.0 million of its Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate for a variable interest rate on $75.0 million of the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 2.56% and was 7.40% at October 26, 2007. The fair market value of the Company’s interest rate swap was a $252,000 asset at October 26, 2007 and was estimated by discounting expected cash flows using quoted market interest rates.

On February 10, 2006, the Company borrowed U.K. £57.0 million, or approximately $100.0 million, under a $100.0 million term loan facility. The Company used the proceeds from the loan as working capital for its U.K. operations and to repay a portion of its outstanding borrowings under the revolving credit facility. The principal amount of the loan is payable quarterly commencing on March 31, 2007 through the termination date of November 14, 2010, according to a payment schedule by which 1.25% of the principal amount is paid in each quarter of 2007, 2.50% in each quarter of 2008, 5.00% in each quarter of 2009 and 16.25% in each quarter of 2010. The loan accrues interest at a variable rate based on the British Bankers Association Interest Settlement Rate for deposits in U.K. pounds plus an additional margin amount that ranges from 1.13% to 0.50% depending upon the Company’s leverage ratio. As of October 26, 2007, the interest rate on the term loan was 7.22%. The Company entered into an interest rate swap agreement on the full principal amount by which the variable interest rate was exchanged for a fixed interest rate of 4.75% plus an additional margin amount determined by reference to the Company’s leverage ratio. At October 26, 2007, the fair value of the interest rate swap was a $2.1 million asset. The interest rate swap is accounted for as a cash flow hedge and is included in Other Comprehensive Income. Subsequent to year-end, the swap was terminated for a gain of $1.9 million and £31.0 million was paid down on the £57.0 million term loan.

On March 1, 2007, the Company issued $175.0 million in 6.625% Senior Notes due March 1, 2017 and requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from this offering were used to pay a portion of the purchase price of the acquisition of CMC for approximately $344.5 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an “unrestricted subsidiary,” and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012 at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before March 1, 2010 the Company may redeem up to 35% of the principal amount at 106.625% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012 at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007 and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

On March 13, 2007, the Company amended its credit agreement to increase the existing revolving credit facility from $100.0 million to $200.0 million and to provide an additional $100.0 million U.S. term loan facility. On March 13, 2007, the Company borrowed $60.0 million under the revolving credit facility and $100.0 million under the U.S. term loan facility. The proceeds were used to pay a portion of the purchase price of CMC. The term loan accrues interest at a variable rate based on the Eurodollar rate plus an additional margin amount that ranges from 0.625% to 1.250% depending upon the Company’s leverage ratio. On October 15, 2007, the Company paid off the $100.0 million U.S. term loan facility and wrote off $1.1 million in related debt issuance costs.

Maturities of long-term debt at October 26, 2007, were as follows:

In Thousands

Fiscal Year

2008	$12,166
2009	22,409
2010	63,091
2011	19,120
2012	112
2013 and thereafter	350,018
$466,916

Short-term credit facilities at the end of fiscal 2007 and 2006 consisted of the following:

In Thousands	2007		2006
	Outstanding Borrowings	Interest Rate	Outstanding Borrowings	Interest Rate

U.S.	$—	—	$5,000	6.07%
Foreign	8,634	5.65%	3,075	3.98%
	$8,634		$8,075

At October 26, 2007, the Company’s primary U.S. dollar credit facility totals $200,000,000 and is made available through a group of banks. The credit agreement is secured by substantially all of the Company’s assets and interest is based on standard inter-bank offering rates. An additional $37,300,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $237,300,000 available companywide.

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings. The Company was in compliance with these covenants at October 26, 2007. Available credit under the above credit facilities was $217,151,000 at fiscal 2007 year end, when reduced by outstanding borrowings of $8,634,000 and letters of credit of $11,515,000.

NOTE 11: Commitments and Contingencies

Rental expense for operating leases for engineering, selling, administrative and manufacturing totaled $14,547,000, $11,462,000 and $9,651,000 in fiscal years 2007, 2006 and 2005, respectively.

At October 26, 2007, the Company’s rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year

2008	$14,641
2009	13,146
2010	11,857
2011	9,849
2012	8,825
2013 and thereafter	16,784
$75,102

The Company receives government funding under the Technology Partnership Canada program to assist in the development of certain new products. The amounts are reimbursable through royalties on future revenues derived from funded products if and when they are commercialized.

The Company is subject to purchase obligations for goods and services. The purchase obligations include amounts under legally enforceable agreements for goods and services with defined terms as to quantity, price and timing of delivery. As of October 26, 2007, the Company’s purchase obligations were as follows:

In Thousands
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Purchase obligations	$190,403	$178,323	$11,344	$736	$—

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

Approximately 956 U.S.-based employees or 20% of total U.S.-based employees were represented by various labor unions. In October 2007, a collective bargaining agreement covering about 300 employees expired and a successor agreement was reached with the labor union. Management believes that the Company has established a good relationship with these employees and their union. The Company’s European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 12: Employee Stock Plans

The Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans for fiscal 2007 and 2006 was $6.9 million and $5.4 million, respectively. The total income tax benefit recognized in the income statement for the share-based compensation arrangement for fiscal 2007 and 2006 was $2.0 million and $1.5 million, respectively.

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

At the end of each offering period, usually six months, shares are purchased by the participants at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. During fiscal 2007, employees purchased 79,404 shares at a fair market value price of $40.13 per share, leaving a balance of 122,891 shares available for issuance in the future. As of October 26, 2007, deductions aggregating $1,104,147 were accrued for the purchase of shares on December 15, 2007.

The fair value of the awards under the employee stock purchase plan was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company’s common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2007	2006	2005

Volatility	21.4 – 39.9%	30.0 – 30.7%	30.7%
Risk-free interest rate	5.15%	3.20 – 5.15%	1.64 – 2.44%
Expected life (months)	6	6	6
Dividends	—	—	—

The Company also provides a nonqualified stock option plan for officers and key employees. On March 1, 2006, the Company’s shareholders authorized the issuance of an additional 1,000,000 shares of the Company’s common stock under the equity incentive plan. At the end of fiscal 2007, the Company had 2,254,000 shares reserved for issuance to officers and key employees, of which 747,600 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer awards granted under the equity incentive plan, including option grants, and to establish the terms of such awards. Awards under the equity incentive plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company’s common stock on the date of grant. The weighted-average grant date fair value of the options granted in fiscal 2007 and 2006 was $21.62 per share and $22.04 per share, respectively.

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

	2007	2006	2005

Volatility	36.15 – 44.26%	44.26 – 44.95%	45.3%
Risk-free interest rate	4.31 – 4.82%	4.53 – 5.18%	4.48 – 4.60%
Expected life (years)	4.5 – 9.5	6.5 – 9.5	6 – 9
Dividends	—	—	—

The following table summarizes the changes in outstanding options granted under the Company’s stock option plans:

	2007		2006		2005
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price

Outstanding, beginning of year	1,469,000	$25.80	1,401,100	$23.56	1,438,000	$18.34
Granted	420,000	40.24	176,400	38.87	347,400	36.36
Exercised	(332,950)	19.68	(90,500)	16.54	(340,050)	14.93
Cancelled	(49,650)	35.62	(18,000)	25.92	(44,250)	20.65
Outstanding, end of year	1,506,400	$30.89	1,469,000	$25.80	1,401,100	$23.56

Exercisable, end of year	775,300	$23.95	886,300	$20.61	738,200	$18.32

The aggregate intrinsic value of the option shares outstanding and exercisable at October 26, 2007 was $35.0 million and $23.4 million, respectively.

The number of option shares vested or that are expected to vest at October 26, 2007 was 1.5 million and the aggregate intrinsic value was $34.7 million. The weighted average exercise price and weighted average remaining contractual term of option shares vested or that are expected to vest at October 26, 2007 was $30.73 and 6.76 years, respectively. The weighted-average remaining contractual term of option shares currently exercisable is 5.2 years as of October 26, 2007.

The table below presents stock activity related to stock options exercised in fiscal 2007 and 2006:

In Thousands	2007	2006

Proceeds from stock options exercised	$6,553	$1,497
Tax benefits related to stock options exercised	$2,729	$797
Intrinsic value of stock options exercised	$9,843	$2,266

Total unrecognized compensation expense for options that have not vested as of October 26, 2007, is $7.0 million, which will be recognized over a weighted average period of 1.4 years. The total fair value of option shares vested during the year ended October 26, 2007 was $3.7 million.

The following table summarizes information for stock options outstanding at October 26, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price

$ 11.38 – 18.95	301,750	3.89	$15.72	301,750	$15.72
18.96 – 27.19	331,750	5.22	23.99	282,000	23.84
27.20 – 38.90	307,400	7.44	36.59	151,200	36.56
38.91 – 38.91	315,600	9.12	38.91	—	—
38.92 – 50.89	249,900	8.66	41.23	40,350	39.04

NOTE 13: Capital Stock

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2007, there were no shares of preferred stock or serial preferred stock outstanding.

On October 12, 2007, the Company completed an underwritten public offering of 3.45 million shares of common stock, generating proceeds of $187.1 million. Proceeds from the offering were used to pay off its $100.0 million U.S. term loan facility and pay down a revolving credit facility of $27.0 million. On November 24, 2004, the Company completed a public offering of 3.7 million shares of common stock, including shares sold under the underwriters’ over-allotment option, priced at $31.25 per share, generating net proceeds of approximately $109 million, of which $5.0 million was used to pay off existing credit facilities. The funds provided additional financial resources for acquisitions and general corporate purposes.

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

NOTE 14: Acquisitions

On March 14, 2007, the Company acquired all of the outstanding capital stock of CMC Electronics Inc. (CMC), a leading aerospace/defense avionics company, for approximately $344.5 million in cash, including acquisition costs and an adjustment based on the amount of cash and net working capital as of closing. The acquisition significantly expands the scale of the Company’s existing Avionics & Controls business. CMC is included in the Avionics & Controls segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon a preliminary independent valuation report. The Company has not finalized the allocation of the purchase price to tangible and intangible assets and acquired net operating losses, unused tax credits and tax basis of acquired assets and liabilities. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in the recording of goodwill of $212.7 million. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of March 14, 2007

Current assets	$90,532
Property, plant and equipment	39,136
Intangible assets subject to amortization
Programs (15 year weighted average useful life)	83,189
Trade names	22,370
105,559

Goodwill	212,650
Deferred income tax benefit	19,273
Total assets acquired	467,150

Current liabilities assumed	68,583
Deferred tax liabilities	35,571
Pension and other liabilities	18,481
Net assets acquired	$344,515

Pro Forma Financial Information

The following pro forma financial information shows the results of operations for the years ended October 26, 2007 and October 27, 2006, as though the acquisition of CMC had occurred at the beginning of each respective fiscal year. The pro forma financial information includes, where applicable, adjustments for: (i) the amortization of acquired intangible assets, (ii) additional interest expense on acquisition-related borrowings and (iii) the income tax effect on the pro forma adjustments using a statutory tax rate of 32.0%. The pro forma adjustments related to the acquisition of CMC are based on a preliminary purchase price allocation. Differences between the preliminary and final purchase price allocation could have an impact on the pro forma financial information presented and such impact could be material. The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the date indicated above or the results that may be obtained in the future.

In Thousands

	Year Ended
	October 26, 2007	October 27, 2006
	(unaudited)	(unaudited)

Pro forma net sales	$1,338,253	$1,152,611
Pro forma net income	$91,417	$52,139

Basic earnings per share as reported	$3.57	$2.19
Pro forma basic earnings per share	$3.54	$2.05

Diluted earnings per share as reported	$3.52	$2.15
Pro forma diluted earnings per share	$3.48	$2.02

The Company acquired Wallop Defence Systems Limited (Wallop) and FR Countermeasures from Cobham plc on March 24, 2006 and December 23, 2005, respectively. Wallop and FR Countermeasures, manufacturers of military pyrotechnic countermeasure devices, strengthen the Company’s international and U.S. position in countermeasure devices. The Company paid $77.0 million for both companies, including acquisition costs and an adjustment based on the amount of indebtedness and net working capital as of closing. The Company assumed a $4.2 million obligation at FR Countermeasures. In addition, the Company may pay an additional purchase price up to U.K. £4.1 million, or approximately $8.4 million, depending on the achievement of certain objectives. At the time of the acquisition of Wallop, the Company and the seller agreed that some environmental remedial activities may need to be carried out, and these activities are currently on-going. Under the terms of the Stock Purchase Agreement, a portion of the costs of any environmental remedial activities will be reimbursed by the seller if the cost is incurred within five years of the consummation of the acquisition. Wallop and FR Countermeasures are included in the Advanced Materials segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon an independent valuation report. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in the recording of goodwill of $40.9 million. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of March 24, 2006 (Wallop) and December 23, 2005 (FR Countermeasures)

Current Assets	$11,479
Property, plant and equipment	20,963
Intangible assets subject to amortization
Programs (17 year weighted average useful life)	21,793

Goodwill	40,913
Deferred income tax benefit	2,151
Total assets acquired	97,299

Debt assumed	4,212
Current liabilities assumed	9,180
Deferred tax liabilities	6,909
Net assets acquired	$76,998

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

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon an independent valuation report. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in the recording of goodwill of $60.3 million. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

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

On June 3, 2005, the Company acquired Palomar Products, Inc. (Palomar), a California-based manufacturer of secure military communications products, for $29.2 million. Palomar’s products extend the Company’s avionics and controls product lines. Palomar is included in the Avionics & Controls segment.

The following summarizes the estimated fair market value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based upon an independent valuation report. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in the recording of goodwill of $17.2 million. The amount allocated to goodwill is not expected to be deductible for income tax purposes.

In Thousands

As of June 3, 2005

Current Assets	$8,079
Property, plant and equipment	2,151
Intangible assets subject to amortization
Programs (16 year weighted average useful life)	9,001
Patents (15 year weighted average useful life)	2,082
Other (3 year useful life)	5
11,088

Deferred income tax benefits	1,526
Goodwill	17,201
Total assets acquired	40,045

Current liabilities assumed	6,571
Deferred tax liabilities	4,317
Net assets acquired	$29,157

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

NOTE 15: Business Segment Information

The Company’s businesses are organized and managed in three reporting segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operating segments within each reporting segment are aggregated. Operations within the Avionics & Controls segment focus on integrated cockpit systems, technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communications systems, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, control and data communication devices, motion control components and other related systems principally for aerospace and defense customers. The

Advanced Materials segment focuses on thermally engineered components for critical aerospace applications, high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and electronic warfare countermeasure devices. All segments include sales to domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company’s operations by business segment for the last three fiscal years were as follows:

In Thousands	2007	2006	2005

Sales
Avionics & Controls	$454,520	$283,011	$261,550
Sensors & Systems	383,477	333,257	319,539
Advanced Materials	428,558	356,007	254,314

	$1,266,555	$972,275	$835,403

Income From Continuing Operations
Avionics & Controls	$49,482	$45,050	$37,325
Sensors & Systems	34,915	29,305	34,482
Advanced Materials	97,295	46,493	33,992

Segment Earnings	181,692	120,848	105,799

Corporate expense	(33,691)	(27,338)	(23,513)
Other income (expense)	(24)	490	(514)
Loss on extinguishment of debt	(1,100)	(2,156)	—
Interest income	3,381	2,642	4,057
Interest expense	(35,302)	(21,290)	(18,159)

	$114,956	$73,196	$67,670

Identifiable Assets
Avionics & Controls	$843,664	$266,090	$245,016
Sensors & Systems	475,769	431,091	398,801
Advanced Materials	568,475	518,841	266,327
Corporate[1]	162,398	74,429	205,104

	$2,050,306	$1,290,451	$1,115,248

Capital Expenditures
Avionics & Controls	$5,654	$4,890	$3,538
Sensors & Systems	9,547	10,093	11,155
Advanced Materials	15,054	11,937	8,283
Discontinued Operations	—	—	46
Corporate	212	133	754

	$30,467	$27,053	$23,776

In Thousands	2007	2006	2005

Depreciation and Amortization
Avionics & Controls	$15,694	$6,904	$6,972
Sensors & Systems	15,903	15,097	14,311
Advanced Materials	22,320	19,164	12,469
Discontinued Operations	—	—	141
Corporate	1,903	1,668	1,415

	$55,820	$42,833	$35,308

[1] Primarily cash, prepaid pension expense (see Note 8) and deferred tax assets (see Note 9). The Company’s operations by geographic area for the last three fiscal years were as follows:
In Thousands	2007	2006	2005

Sales
Domestic
Unaffiliated customers – U.S.	$597,738	$535,259	$489,644
Unaffiliated customers – export	151,041	120,247	95,370
Intercompany	11,672	12,017	10,179

	760,451	667,523	595,193

Canada
Unaffiliated customers	122,087	—	—
Intercompany	—	—	—

	122,087	—	—

France
Unaffiliated customers	143,740	121,553	108,236
Intercompany	19,564	14,878	13,528

	163,304	136,431	121,764

United Kingdom
Unaffiliated customers	206,857	165,204	108,901
Intercompany	13,341	11,931	3,021

	220,198	177,135	111,922

All Other Foreign
Unaffiliated customers	45,092	30,012	33,252
Intercompany	2,821	4,747	2,850

	47,913	34,759	36,102

Eliminations	(47,398)	(43,573)	(29,578)

	$1,266,555	$972,275	$835,403

In Thousands	2007	2006	2005

Segment Earnings[1]
Domestic	$120,664	$95,496	$79,555
Canada	(7,621)	—	—
France	15,025	12,239	14,987
United Kingdom	50,024	9,466	7,975
All other foreign	3,600	3,647	3,282
	$181,692	$120,848	$105,799

Identifiable Assets[2]
Domestic	$641,143	$619,100	$569,000
Canada	568,650	—	—
France	188,430	157,631	140,049
United Kingdom	430,876	387,197	190,090
All other foreign	58,809	52,094	11,005
	$1,887,908	$1,216,022	$910,144

[1]	Before corporate expense, shown on page 79.
[2]	Excludes corporate, shown on page 79.

The Company’s principal foreign operations consist of manufacturing facilities located in Canada, France, Germany and the United Kingdom, and include sales and service operations located in Singapore and China. Sensors & Systems segment operations are dependent upon foreign sales, which represented $253.9 million, $219.2 million and $214.4 million of Sensors & Systems sales in fiscal 2007, 2006 and 2005, respectively. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 26.1% and 6.0%, respectively, in fiscal 2007 and 11.2% of consolidated sales. In fiscal 2006, U.S. Government sales as a percent of Advanced Materials and Avionics & Controls sales were 29.1% and 4.3%, respectively, and 12.0% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2007	2006	2005

Elastomeric products	12%	13%	14%
Sensors	12%	14%	16%
Aerospace switches and indicators	12%	11%	12%

NOTE 16: Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2007	Fourth		Third		Second		First

Net sales	$370,655		$326,376		$312,280		$257,244
Gross margin	117,452		99,642		98,862		74,569

Net earnings [1]	$20,888	[2,3]	$38,835	[4]	$19,760		$12,801	[5]

Earnings per share – basic	$.79		$1.51		$.77		$.50

Earnings per share – diluted [10]	$.78		$1.49		$.76		$.49

Fiscal Year 2006	Fourth		Third		Second		First

Net sales	$270,273		$248,398		$247,939		$205,665
Gross margin	81,901		75,357		80,739		62,859

Net earnings [1]	$18,369		$11,223	[6]	$17,659	[7]	$8,364	[8,9]

Earnings per share – basic	$.72		$.44		$.70		$.33

Earnings per share – diluted [10]	$.71		$.43		$.68		$.32

[1]	The effects of the business interruption insurance recovery are included in income from continuing operations and presented below:

	Fourth	Third	Second	First
Fiscal Year 2007	$153	$32,857	$2,810	$1,647
Fiscal Year 2006	4,104	786	—	—

[2]	Included a $1.1 million loss on early extinguishment of debt.

[3]	Included a $1.4 million net reduction in deferred income tax liabilities which was the result of enactment of tax laws reducing U.K., Canadian, and German statutory corporate income tax rates.

[4]

Included a $1.4 million net reduction in deferred income tax liabilities which was the result of enactment of tax laws reducing U.K. statutory corporate income tax rates. The third quarter of fiscal 2007 also included a $0.9 million reduction of the estimated $1.9 million credit taken in the first quarter of fiscal 2007 relating to the retroactive extension of the U.S. Research and Experimentation tax credit that was signed into law on December 21, 2006.

[5]	Included a $1.9 million tax benefit as a result of the retroactive extension of the U.S. Research and Experimentation tax credit that was signed into law on December 21, 2006.

[6]

Included a $1.6 million reduction of previously estimated tax liabilities due to the expiration of the statute of limitations and adjustments resulting from a reconciliation of the prior year’s U.S. income tax return to the provision for income taxes.

[7]

Included a $2.0 million reduction of previously estimated tax liabilities as a result of receiving a Notice of Proposed Adjustment (NOPA) from the State of California Franchise Tax Board covering, among other items, the examination of research and development tax credits for fiscal years 1997 through 2002.

[8]	Included a $0.9 million reduction of previously estimated tax liabilities as a result of a favorable tax audit which concluded on December 23, 2005.

[9]	Included a $2.2 million loss on early extinguishment of debt.

[10]

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 17: Guarantors

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2007, 2006 and 2005 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the subsidiary guarantors (Guarantor Subsidiaries) of the Senior Notes and Senior Subordinated Notes which include Advanced Input Devices, Inc., Amtech Automated Manufacturing Technology, Angus Electronics Co., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Armtec Defense Products Co., AVISTA, Incorporated, BVR Technologies Co., CMC DataComm Inc., CMC Electronics Acton Inc., CMC Electronics Aurora Inc., EA Technologies Corporation, Equipment Sales Co., Esterline Canadian Holding Co., Esterline Sensors Services Americas, Inc., Esterline Technologies Holdings Limited, Esterline Technologies Ltd. (England), H.A. Sales Co., Hauser Inc., Hytek Finishes Co., Janco Corporation, Kirkhill-TA Co., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach International Mexico S. de R.L. de C.V. (Mexico), Leach Technology Group, Inc., Mason Electric Co., MC Tech Co., Memtron Technologies Co., Norwich Aero Products, Inc., Palomar Products, Inc., Pressure Systems, Inc., Pressure Systems International, Inc., Surftech Finishes Co., UMM Electronics Inc., and (c) on a combined basis, the subsidiary non-guarantors (Non-Guarantor Subsidiaries), which include Advanced Input Devices Ltd. (U.K.), Auxitrol S.A., BAE Systems Canada/Air TV LLC, Beacon Electronics Inc., CMC Electronics Inc., Darchem Engineering Limited, Darchem Holdings Ltd., Darchem Insulation Systems Limited, Esterline Acquisition Ltd. (U.K.), Esterline Canadian Acquisition Company, Esterline Canadian Limited Partnership, Esterline Foreign Sales Corporation (U.S. Virgin Islands), Esterline Input Devices Asia Ltd. (Barbados), Esterline Input Devices Ltd. (Shanghai), Esterline Sensors Services Asia PTE, Ltd. (Singapore), Esterline Technologies Denmark ApS (Denmark), Guizhou Leach-Tianyi Aviation Electrical Company Ltd. (China), Leach International Asia-Pacific Ltd. (Hong Kong), Leach International Europe S.A. (France), Leach International Germany GmbH (Germany), Leach International U.K. (England), Leach Italia Srl. (Italy), LRE Medical GmbH (Germany), Wallop Industries Limited (U.K.), Muirhead Aerospace Ltd., Norcroft Dynamics Ltd., Pressure Systems International Ltd., TA Mfg. Limited (U.K.), Wallop Defence Systems Limited, Weston Aero Ltd. (England), and Weston Aerospace Ltd. (England). Adjustments have been made to prior-year reported financial statements of the parent, guarantor, non-guarantor and eliminations to conform with the current year’s presentation due to certain reclassifications of guarantor and non-guarantor subsidiaries and to apply the equity method of accounting for certain guarantor subsidiaries. At October 27, 2006, total assets of guarantors increased $95.5 million, total liabilities increased $24.4 million, and total equity increased $71.1 million. Total assets of non-guarantors increased $10.8 million, total liabilities decreased by $110.1 million, and total equity increased $120.9 million. For the fiscal year ended October 27, 2006, net earnings of guarantors increased $2.1 million. Net loss of non-guarantors decreased $1.9 million. The guarantor subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies and have fully and unconditionally, jointly and severally, guaranteed the Senior Notes and Senior Subordinated Notes.

Condensed Consolidating Balance Sheet as of October 26, 2007

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$89,275	$879	$56,915	$—	$147,069
Cash in escrow	—	—	—	—	—
Accounts receivable, net	183	123,510	138,394	—	262,087
Inventories	—	117,706	140,470	—	258,176
Income tax refundable	—	—	11,580	—	11,580
Deferred income tax benefits	29,884	2	7,944	—	37,830
Prepaid expenses	26	4,351	8,879	—	13,256

Total Current Assets	119,368	246,448	364,182	—	729,998

Property, Plant & Equipment, Net	2,018	104,110	111,293	—	217,421
Goodwill	—	201,405	455,460	—	656,865
Intangibles, Net	—	69,653	295,664	—	365,317
Debt Issuance Costs, Net	9,192	—	—	—	9,192
Deferred Income Tax Benefits	13,370	—	30,300	—	43,670
Other Assets	3,255	15,352	9,236	—	27,843
Amounts Due To (From) Subsidiaries	243,815	—	—	(243,815)	—
Investment in Subsidiaries	1,269,230	199,713	24,774	(1,493,717)	—

Total Assets	$1,660,248	$836,681	$1,290,909	$(1,737,532)	$2,050,306

Condensed Consolidating Balance Sheet as of October 26, 2007

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$1,798	$26,233	$62,226	$—	$90,257
Accrued liabilities	28,692	56,002	102,902	—	187,596
Credit facilities	—	—	8,634	—	8,634
Current maturities of long-term debt	10,239	1,152	775	—	12,166
Federal and foreign income taxes	4,564	(5,072)	11,755	—	11,247

Total Current Liabilities	45,293	78,315	186,292	—	309,900

Long-Term Debt, Net	452,645	1,167	1,190	—	455,002
Deferred Income Taxes	33,567	—	90,191	—	123,758
Other Liabilities	6,917	8,734	21,201	—	36,852
Amounts Due To (From) Subsidiaries	—	58,935	99,759	(158,694)	—
Minority Interest	—	—	2,968	—	2,968
Shareholders’ Equity	1,121,826	689,530	889,308	(1,578,838)	1,121,826

Total Liabilities and Shareholders’ Equity	$1,660,248	$836,681	$1,290,909	$(1,737,532)	$2,050,306

Condensed Consolidating Statement of Operations for the fiscal year ended October 26, 2007

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$738,056	$544,625	$(16,126)	$1,266,555
Cost of Sales	—	501,823	390,333	(16,126)	876,030

	—	236,233	154,292	—	390,525
Expenses
Selling, general and administrative	—	101,045	108,415	—	209,460
Research, development and engineering	—	27,276	43,255	—	70,531

Total Expenses	—	128,321	151,670	—	279,991
Other
Other expense	—	—	24	—	24
Insurance recovery	—	—	(37,467)	—	(37,467)

Total Other	—	—	(37,443)	—	(37,443)

Operating Earnings from Continuing Operations	—	107,912	40,065	—	147,977

Interest income	(20,662)	(4,797)	(22,663)	44,741	(3,381)
Interest expense	34,450	21,267	24,326	(44,741)	35,302
Loss on extinguishment of debt	1,100	—	—	—	1,100

Other Expense, Net	14,888	16,470	1,663	—	33,021

Income (Loss) from Continuing Operations Before Taxes	(14,888)	91,442	38,402	—	114,956
Income Tax Expense (Benefit)	(3,362)	20,819	5,062	—	22,519

Income (Loss) From Continuing Operations
Before Minority Interest	(11,526)	70,623	33,340	—	92,437
Minority Interest	—	—	(153)	—	(153)

Income (Loss) From Continuing Operations	(11,526)	70,623	33,187	—	92,284

Equity in Net Income of Consolidated Subsidiaries	103,810	12,658	(2,063)	(114,405)	—

Net Income (Loss)	$92,284	$83,281	$31,124	$(114,405)	$92,284

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2007

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$92,284	$83,281	$31,124	$(114,405)	$92,284
Minority interest	—	—	153	—	153
Depreciation & amortization	—	26,981	28,839	—	55,820
Deferred income tax	3,729	23	(19,184)	—	(15,432)
Share-based compensation	—	3,764	3,138	—	6,902
Working capital changes, net of effect of acquisitions
Accounts receivable	118	(17,511)	9,372	—	(8,021)
Inventories	—	(3,422)	(8,650)	—	(12,072)
Prepaid expenses	138	360	(1,427)	—	(929)
Accounts payable	1,073	4,794	1,653	—	7,520
Accrued liabilities	3,148	(2,253)	(4,329)	—	(3,434)
Federal & foreign income taxes	1,773	(1,329)	4,269	—	4,713
Other liabilities	145	(637)	(3,382)	—	(3,874)
Other, net	497	(6,038)	3,635	—	(1,906)

	102,905	88,013	45,211	(114,405)	121,724

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(212)	(14,533)	(15,722)	—	(30,467)
Proceeds from sale of capital assets	29	714	2,332	—	3,075
Acquisitions of businesses, net	—	—	(354,948)	—	(354,948)

	(183)	(13,819)	(368,338)	—	(382,340)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 26, 2007

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	9,742	—	—	—	9,742
Excess tax benefits from stock option exercises	2,728	—	—	—	2,728
Proceeds provided by sale of common stock	187,145	—	—	—	187,145
Debt and other issuance costs	(6,409)	—	—	—	(6,409)
Dividends paid to minority interest	—	—	(763)		(763)
Net change in credit facilities	(5,000)	—	5,144	—	144
Proceeds from issuance of long-term debt	275,000	—	—	—	275,000
Repayment of long-term debt	(104,291)	(1,065)	(317)	—	(105,673)
Net change in intercompany financing	(386,661)	(74,903)	347,159	114,405	—

	(27,746)	(75,968)	351,223	114,405	361,914

Effect of foreign exchange rates on cash	(44)	(19)	3,196	—	3,133

Net increase (decrease) in cash and cash equivalents	74,932	(1,793)	31,292	—	104,431
Cash and cash equivalents – beginning of year	14,343	2,672	25,623	—	42,638

Cash and cash equivalents – end of year	$89,275	$879	$56,915	$—	$147,069

Condensed Consolidating Balance Sheet as of October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets

Current Assets
Cash and cash equivalents	$14,343	$2,672	$25,623	$—	$42,638
Cash in escrow	4,409	—	—	—	4,409
Accounts receivable, net	301	105,584	85,852	—	191,737
Inventories	—	107,864	77,982	—	185,846
Income tax refundable	—	3,394	2,837	—	6,231
Deferred income tax benefits	25,227	5	2,700	—	27,932
Prepaid expenses	164	4,480	4,901	—	9,545

Total Current Assets	44,444	223,999	199,895	—	468,338

Property, Plant & Equipment, Net	2,324	95,070	73,048	—	170,442
Goodwill	—	195,474	170,681	—	366,155
Intangibles, Net	73	75,928	165,656	—	241,657
Debt Issuance Costs, Net	5,297	—	—	—	5,297
Deferred Income Tax Benefits	13,531	—	1,259	—	14,790
Other Assets	2,708	15,344	5,720	—	23,772
Amounts Due To (From) Subsidiaries	168,889	—	—	(168,889)	—
Investment in Subsidiaries	826,622	192,010	—	(1,018,632)	—

Total Assets	$1,063,888	$797,825	$616,259	$(1,187,521)	$1,290,451

Condensed Consolidating Balance Sheet as of October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$725	$20,678	$41,290	$—	$62,693
Accrued liabilities	30,651	57,455	33,313	—	121,419
Credit facilities	5,000	—	3,075	—	8,075
Current maturities of long-term debt	4,054	—	1,484	—	5,538
Federal and foreign income taxes	2,791	72	11	—	2,874

Total Current Liabilities	43,221	78,205	79,173	—	200,599

Long-Term Debt, Net	278,365	—	3,942	—	282,307
Deferred Income Taxes	27,942	(20)	44,427	—	72,349
Other Liabilities	6,371	9,998	7,260	—	23,629
Amounts Due To (From) Subsidiaries	—	28,228	187,381	(215,609)	—
Minority Interest	—	—	3,578	—	3,578
Shareholders’ Equity	707,989	681,414	290,498	(971,912)	707,989

Total Liabilities and Shareholders’ Equity	$1,063,888	$797,825	$616,259	$(1,187,521)	$1,290,451

Condensed Consolidating Statement of Operations for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$638,494	$349,078	$(15,297)	$972,275
Cost of Sales	—	436,358	250,358	(15,297)	671,419

	—	202,136	98,720	—	300,856
Expenses
Selling, general and administrative	—	95,185	64,439	—	159,624
Research, development and engineering	—	22,298	30,314	—	52,612

Total Expenses	—	117,483	94,753	—	212,236
Other
Other income	—	—	(490)	—	(490)
Insurance recovery	—	—	(4,890)	—	(4,890)

Total Other	—	—	(5,380)	—	(5,380)

Operating Earnings from Continuing Operations	—	84,653	9,347	—	94,000

Interest income	(20,857)	(4,758)	(1,723)	24,696	(2,642)
Interest expense	20,551	13,902	11,533	(24,696)	21,290
Loss on extinguishment of debt	2,156	—	—	—	2,156

Other Expense, Net	1,850	9,144	9,810	—	20,804

Income (Loss) from Continuing Operations Before Taxes	(1,850)	75,509	(463)	—	73,196
Income Tax Expense (Benefit)	(517)	17,636	(403)	—	16,716

Income (Loss) From Continuing Operations
Before Minority Interest	(1,333)	57,873	(60)	—	56,480
Minority Interest	—	—	(865)	—	(865)

Income (Loss) From Continuing Operations	(1,333)	57,873	(925)	—	55,615

Equity in Net Income of Consolidated Subsidiaries	56,948	4,010	—	(60,958)	—

Net Income (Loss)	$55,615	$61,883	$(925)	$(60,958)	$55,615

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$55,615	$61,883	$(925)	$(60,958)	$55,615
Minority interest	—	—	865	—	865
Depreciation & amortization	—	23,585	19,248	—	42,833
Deferred income tax	(1,561)	87	(149)	—	(1,623)
Share-based compensation	—	3,667	1,763	—	5,430
Gain on sale of short-term investments	(610)	—	—	—	(610)
Working capital changes, net of effect of acquisitions
Accounts receivable	370	(8,653)	(8,228)	—	(16,511)
Inventories	—	(23,513)	(15,728)	—	(39,241)
Prepaid expenses	15	1	(1,321)	—	(1,305)
Accounts payable	(265)	801	7,570	—	8,106
Accrued liabilities	(146)	4,209	(4,709)	—	(646)
Federal & foreign income taxes	810	(1,853)	(11,487)	—	(12,530)
Other liabilities	(1,579)	(4,619)	4,521	—	(1,677)
Other, net	(1,541)	785	(1,274)	—	(2,030)

	51,108	56,380	(9,854)	(60,958)	36,676
Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(133)	(16,624)	(10,296)	—	(27,053)
Proceeds from sale of capital assets	6	1,006	144	—	1,156
Proceeds from sale of short-term investments	63,266	—	—	—	63,266
Acquisitions of businesses, net	—	(125,456)	(64,888)	—	(190,344)

	63,139	(141,074)	(75,040)	—	(152,975)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 27, 2006

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	4,038	—	—	—	4,038
Excess tax benefits from stock option exercises	545	—	—	—	545
Net change in credit facilities	5,000	—	905	—	5,905
Proceeds from issuance of long-term debt	100,000	—	—	—	100,000
Repayment of long-term debt	(70,001)	—	(1,371)	—	(71,372)
Net change in intercompany financing	(214,850)	85,236	68,656	60,958	—

	(175,268)	85,236	68,190	60,958	39,116

Effect of foreign exchange rates on cash	—	(24)	1,541	—	1,517

Net increase (decrease) in cash and cash equivalents	(61,021)	518	(15,163)	—	(75,666)
Cash and cash equivalents – beginning of year	75,364	2,154	40,786	—	118,304

Cash and cash equivalents – end of year	$14,343	$2,672	$25,623	$—	$42,638

Condensed Consolidating Statement of Operations for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Net Sales	$—	$574,864	$278,767	$(18,228)	$835,403
Cost of Sales	—	403,823	187,858	(18,228)	573,453

	—	171,041	90,909	—	261,950
Expenses
Selling, general and administrative	—	90,892	46,534	—	137,426
Research, development and engineering	—	17,399	24,839	—	42,238

Total Expenses	—	108,291	71,373	—	179,664
Other
Other expense	50	86	378	—	514

Total Other	50	86	378	—	514

Operating Earnings from
Continuing Operations	(50)	62,664	19,158	—	81,772

Interest income	(15,940)	(4,112)	(1,582)	17,577	(4,057)
Interest expense	18,261	10,153	7,322	(17,577)	18,159

Other Expense, Net	2,321	6,041	5,740	—	14,102

Income (Loss) from Continuing
Operations Before Taxes	(2,371)	56,623	13,418	—	67,670
Income Tax Expense (Benefit)	(686)	12,072	4,915	—	16,301

Income (Loss) From
Continuing Operations
Before Minority Interest	(1,685)	44,551	8,503	—	51,369
Minority Interest	—	—	(335)	—	(335)

Income (Loss) From
Continuing Operations	(1,685)	44,551	8,168	—	51,034

Income From Discontinued
Operations, Net of Tax	—	6,992	—	—	6,992
Equity in Net Income of
Consolidated Subsidiaries	59,711	5,646	—	(65,357)	—

Net Income (Loss)	$58,026	$57,189	$8,168	$(65,357)	$58,026

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Operating Activities
Net earnings (loss)	$58,026	$57,189	$8,168	$(65,357)	$58,026
Minority interest	—	—	335	—	335
Depreciation & amortization	—	22,152	13,156	—	35,308
Deferred income tax	3,205	(112)	(7,594)	—	(4,501)
Share-based compensation	—	2,262	537	—	2,799
Gain on disposal of discontinued operations	—	(9,456)	—	—	(9,456)
Loss on sale of building	—	59	—	—	59
Gain on sale of short-term investments	(1,397)	—	—	—	(1,397)
Working capital changes, net of effect of acquisitions
Accounts receivable	1,550	(11,458)	(7,737)	—	(17,645)
Inventories	—	(6,350)	(5,286)	—	(11,636)
Prepaid expenses	174	(903)	2,431	—	1,702
Other current assets	147	288	—	—	435
Accounts payable	470	2,638	1,058	—	4,166
Accrued liabilities	9,540	7,401	2,975	—	19,916
Federal & foreign income taxes	638	(1,544)	6,075	—	5,169
Other liabilities	40	(6,838)	384	—	(6,414)
Other, net	7,829	(3,653)	(4,630)	—	(454)

	80,222	51,675	9,872	(65,357)	76,412

Cash Flows Provided (Used) by Investing Activities
Purchases of capital assets	(754)	(15,289)	(7,733)	—	(23,776)
Proceeds from sale of discontinued operations	—	21,421	—	—	21,421
Proceeds from sale of building	—	2,319	—	—	2,319
Escrow deposit	(4,207)	—	—	—	(4,207)
Proceeds from sale of capital assets	3	2,017	292	—	2,312
Purchase of short-term investments	(173,273)	—	—	—	(173,273)
Proceeds from sale of short-term investments	112,014	—	—	—	112,014
Acquisitions of businesses, net	—	(28,261)	—	—	(28,261)

	(66,217)	(17,793)	(7,441)	—	(91,451)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2005

In Thousands

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Cash Flows Provided (Used) by Financing Activities
Proceeds provided by stock issuance under employee stock plans	3,519	—	—	—	3,519
Excess tax benefits from stock option exercises	1,208	—	—	—	1,208
Proceeds provided by sale of common stock	108,490	—	—	—	108,490
Net change in credit facilities	(5,000)	—	171	—	(4,829)
Repayment of long-term debt	(2,781)	(57)	(464)	—	(3,302)
Net change in intercompany financing	(50,478)	(34,116)	19,237	65,357	—

	54,958	(34,173)	18,944	65,357	105,086

Effect of foreign exchange rates on cash	(458)	92	(856)	—	(1,222)

Net increase (decrease) in cash and cash equivalents	68,505	(199)	20,519	—	88,825
Cash and cash equivalents – beginning of year	6,859	2,353	20,267	—	29,479

Cash and cash equivalents – end of year	$75,364	$2,154	$40,786	$—	$118,304

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

Our management assessed the effectiveness of Esterline’s internal control over financial reporting as of October 26, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. On March 14, 2007, the Company completed the acquisition of CMC Electronics Inc. As permitted by applicable rules promulgated by the Securities and Exchange Commission, our management excluded the CMC Electronics Inc. operations from its assessment of internal control over financial reporting as of October 26, 2007. CMC Electronics Inc. constituted approximately $568.7 million of consolidated total assets and $424.3 million of consolidated total net assets as of October 26, 2007, and $128.0 million and $3.7 million of consolidated net sales and net earnings, respectively, for the year then ended. CMC Electronics Inc. will be included in the Company’s assessment as of October 31, 2008. Based on management’s assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 26, 2007.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment and the effectiveness of our internal control over financial reporting. This report appears on page 100.

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
Gary J. Posner
Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Esterline Technologies Corporation

Bellevue, Washington

We have audited Esterline Technologies Corporation’s internal control over financial reporting as of October 26, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CMC Electronics Inc., which is included in the 2007 consolidated financial statements of Esterline Technologies Corporation and constituted $568.7 million and $424.3 million of total and net assets, respectively, as of October 26, 2007 and $128.0 million and $3.7 million of revenues and net earnings, respectively, for the year then ended. Our audit of internal control over financial reporting of Esterline Technologies Corporation also did not include an evaluation of the internal control over financial reporting of CMC Electronics Inc.

In our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 26, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 26, 2007 and October 27, 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 26, 2007 of Esterline Technologies Corporation and our report dated December 18, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Seattle, Washington

December 18, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Esterline Technologies Corporation

Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 26, 2007 and October 27, 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 26, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 26, 2007 and October 27, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 26, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the financial statements, in 2007 the Company changed its method of accounting for defined pension and other postretirement plans in accordance with FASB Statement No. 158. Also as discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for share-based payments in accordance with FASB Statement No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Esterline Technologies Corporation’s internal control over financial reporting as of October 26, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Seattle, Washington

December 18, 2007